As filed with United States Securities and Exchange Commission on September 28, 2021
Registration No: 333-258030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Seven Oaks Acquisition Corp.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-3316188 (I.R.S. Employer Identification Number)
445 Park Avenue, 17th Floor
New York, NY 10022
(917) 214-6371
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gary Matthews
Chief Executive Officer
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022
(917) 214-6371
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David A. Sakowitz Jason D. Osborn Dominick P. DeChiara Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Chieh Huang Chief Executive Officer Giddy Inc. (d/b/a Boxed) 451 Broadway New York, NY 10013 Tel: (646) 586-5599	Drew Capurro Chad Rolston Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, CA 92626 Tel: (714) 540-1235
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
☒ Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.0001 per share	24,718,939(1)	$9.85(2)	$243,481,545.90	$26,563.84(3)(4)

(1)
Based on the maximum number of shares of common stock, par value $0.0001 per share (“New Boxed common stock”), of the registrant estimated to be issued in connection with the business combination described herein (the “Business Combination”) other than to stockholders of Giddy Inc. (d/b/a Boxed) (“Boxed”) who have voted for the approval of the Business Combination prior to the date hereof. This number is based on the product of (a) the sum of (i) 2,684,900, the aggregate number of shares of common stock, par value $0.00001 per share, of Boxed outstanding as of August 23, 2021, (ii) 18,223,189, the aggregate number of shares of preferred stock, par value $0.00001 per share, of Boxed, outstanding as of August 23, 2021, (iii) 62,485, the aggregate number of shares of Boxed common stock issuable upon the cash exercise of the Boxed warrants outstanding as of August 23, 2021 and (iv) 3,748,364, the aggregate number of shares of Boxed common stock issuable upon the cash exercise of Boxed options outstanding as of August 23, 2021, and (b) an estimated Exchange Ratio (as defined herein) of 0.9555 as of August 23, 2021.

(2)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price per share is $9.85, the average of the high and low trading prices of Seven Oaks Class A common stock on July 15, 2021, 2021 (within five business days prior to the date of the initial filing of this Registration Statement).

(3)
Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)
Registration fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION DATED SEPTEMBER 28, 2021
PROXY STATEMENT OF SEVEN OAKS ACQUISITION CORP.
PROSPECTUS FOR
24,718,939 SHARES OF COMMON STOCK
OF SEVEN OAKS ACQUISITION CORP.
(WHICH WILL BE RENAMED “BOXED, INC.”)
The board of directors of Seven Oaks Acquisition Corp., a Delaware corporation (“Seven Oaks,” “we,” “us” or “our”), has unanimously approved an agreement and plan of merger, dated June 13, 2021, by and among Seven Oaks, Blossom Merger Sub, Inc., a wholly owned subsidiary of Seven Oaks (“Merger Sub”), Blossom Merger Sub II, LLC, a wholly owned subsidiary of Seven Oaks (“Merger Sub II”), and Giddy Inc. (d/b/a Boxed), a Delaware corporation (“Boxed”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is adopted by Seven Oaks’ stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly-owned subsidiary of Seven Oaks (the “First Merger”), and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger surviving as a wholly-owned subsidiary of Seven Oaks (the “Second Merger” and, together with the First Merger, the “Mergers”). In addition, in connection with the consummation (the “Closing”) of the transactions contemplated by the Business Combination Agreement, Seven Oaks will be renamed “Boxed, Inc.” and is referred to herein as “New Boxed” as of the time following such change of name (collectively, the “Business Combination”).
Under the Business Combination Agreement, Seven Oaks has agreed to acquire all of the outstanding equity interests of Boxed for approximately $550 million in aggregate consideration. Boxed stockholders will receive consideration in the form of shares of common stock of New Boxed.
Concurrently with the merger of Merger Sub with and into Boxed, each share of Class B common stock of Seven Oaks will be converted into one share of Class A common stock of Seven Oaks.
In addition, concurrently with the execution of the Business Combination Agreement, Seven Oaks entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Subscribing Investors”), pursuant to which such investors have agreed to purchase, at the effective time of the First Merger (the “Effective Time”), a total of 3.25 million shares of Seven Oaks Class A common stock for $10.00 per share (which will be shares of New Boxed common stock after the Business Combination) and an aggregate of $87.5 million of principal amount of convertible notes, which will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of the Company and accruing semi-annually, and will be convertible for shares of New Boxed common stock after the Business Combination.
At the Effective Time, each share of Boxed Series A preferred stock, Boxed Series B preferred stock, Boxed Series C preferred stock, Boxed Series D preferred stock, and Boxed Series E preferred stock (collectively, the “Boxed preferred stock”) and Boxed common stock shall be converted into the right to receive the applicable per share merger consideration, which will be in the form of common stock of New Boxed (“New Boxed common stock”). The consummation of the Business Combination is conditioned upon, among other things, Seven Oaks having an aggregate cash amount, after deducting redemptions of public shares and certain specified fees, costs and expenses of Seven Oaks, of at least $175.0 million available at Closing from the Trust Account and Subscribing Investors (the “Minimum Cash Condition”) (though this condition under the Business Combination Agreement may be waived by Boxed). The consummation of certain of the Subscribing Investors’ obligations under the Subscription Agreements is conditioned upon, among other things, satisfaction of the Minimum Cash Condition.
At the Effective Time, each outstanding option to purchase shares of Boxed common stock (each a “Boxed option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Boxed and will be converted into an option to acquire shares of New Boxed common stock with the same terms and conditions as applied to the Boxed option immediately prior to the Effective Time subject to any changes by reason of the Business Combination (a “New Boxed option”); provided, that the number of shares underlying such New Boxed option will be determined by multiplying the number of shares of Boxed common stock subject to such Boxed option immediately prior to the Effective Time, by the ratio determined by dividing the per share merger consideration by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Boxed option will be determined by dividing the exercise price per share of Boxed common stock applicable to such Boxed option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
Immediately prior to the Effective Time, each warrant to purchase shares of Boxed’s capital stock (each a “Boxed warrant”) that is issued and outstanding will be exercised in full on a cash or cashless basis or terminated without exercise.
Immediately prior to the Effective Time, each of the currently issued and outstanding shares of Seven Oaks Class A common stock will automatically convert, on a one-for-one basis, into shares of New Boxed common stock in accordance with the terms of the Current Charter.
Seven Oaks’ units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “SVOKU”, “SVOK” and “SVOKW”, respectively. Seven Oaks intends to apply to list the New Boxed common stock and public warrants on NYSE under the symbols “BOXD” and “BOXD WS”, respectively, upon the Closing of the Business Combination. New Boxed will not have units traded following Closing of the Business Combination.
Seven Oaks will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Seven Oaks cannot complete the Business Combination unless Seven Oaks’ stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Seven Oaks is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
Unless adjourned, the Special Meeting of the stockholders of Seven Oaks will be held at                  , New York City time, on            , 2021 at                  . In light of ongoing developments related to the novel coronavirus (COVID-19), after careful consideration, Seven Oaks has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting       and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Seven Oaks and New Boxed and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 38 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing SVOK.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at                  .
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated            , 2021, and is first being mailed to stockholders of Seven Oaks on or about            , 2021.

Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON            , 2021
TO THE STOCKHOLDERS OF SEVEN OAKS ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Seven Oaks Acquisition Corp., a Delaware corporation (“Seven Oaks,” “we,” “us” or “our”), will be held at             a.m., New York City time, on                  , 2021 at                  . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the agreement and plan of merger (as the same may be amended and/or restated from time to time, the “Business Combination Agreement”), dated June 13, 2021, by and among Seven Oaks, Blossom Merger Sub, Inc., a wholly owned subsidiary of Seven Oaks (“Merger Sub”), Blossom Merger Sub II, LLC, a wholly owned subsidiary of Seven Oaks (“Merger Sub II”), and Giddy Inc. (d/b/a Boxed), a Delaware corporation (“Boxed”) and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger surviving as a wholly-owned subsidiary of Seven Oaks (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — Organizational Documents Proposal — to consider and vote upon a proposal (the “Organizational Documents Proposal”) to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation (“Proposed Charter”) and the proposed amended and restated bylaws (“Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of Seven Oaks, which will be renamed “Boxed, Inc.” (“New Boxed”) in connection with the Business Combination;

(c)
Proposal No. 3 — The Advisory Organizational Documents Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Organizational Documents and Seven Oaks’ Amended and Restated Certificate of Incorporation, dated December 17, 2020 (“Current Charter”) and Bylaws (“Current Bylaws” and, together with the Current Charter, the “Current Organizational Documents”), which are being presented in accordance with the requirements of the SEC as two separate sub-proposals (we refer to such proposals as the “Advisory Organizational Documents Proposals”):

(i)
Advisory Organizational Documents Proposal A — to authorize the change in the authorized capital stock of Seven Oaks from 380,000,000 shares of Class A common stock, par value $0.0001 per share (the “Seven Oaks Class A common stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, the “Seven Oaks Shares”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Seven Oaks preferred stock”), to        shares of common stock, par value $0.0001 per share, of New Boxed (the “New Boxed common stock”) and         shares of preferred stock, par value $0.0001 per share, of New Boxed (the “New Boxed preferred stock”) (“Advisory Organizational Documents Proposal A”);

(ii)
Advisory Organizational Documents Proposal B — to authorize all other changes in connection with the replacement of the Current Organizational Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, including (1) changing the corporate name from “Seven Oaks Acquisition Corp.” to “Boxed, Inc.”, (2) making New Boxed’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL and, instead, to be governed by a provision substantially similar to Section 203 of the DGCL, and (4) removing certain provisions related to Seven Oaks’ status as a blank check company that will no longer be applicable upon consummation of the Business Combination (“Advisory Organizational Documents Proposal B”);
(d)
Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of New Boxed common stock pursuant to the terms of the Business Combination Agreement, (y) shares of Seven Oaks Class A common stock to certain institutional and other investors (the “PIPE Investors”) in connection with the PIPE Investment immediately prior to the Closing, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing and (z) shares of Seven Oaks Class A common stock to certain institutional investors (the “Convertible Note Investors”) issuable upon conversion of the convertible notes pursuant to the Convertible Note Subscription Agreements (we refer to this proposal as the “Stock Issuance Proposal”);

(e)
Proposal No. 5 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved and adopted, the Boxed, Inc. 2021 Incentive Award Plan (the “Incentive Award Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the Incentive Award Plan (the “Incentive Award Plan Proposal”);

(f)
Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved and adopted, the Boxed, Inc. 2021 Employee Stock Purchase Plan (the “ESP Plan”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESP Plan (the “ESPP Proposal”); and

(g)
Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal (together the “Condition Precedent Proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of Seven Oaks Class A common stock and Seven Oaks Class B common stock (collectively, the “Seven Oaks Shares”) at the close of business on            , 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, Seven Oaks’ board of directors has unanimously determined that each of the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of Seven Oaks and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of Seven Oaks’ directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Seven Oaks and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Business Combination Agreement, the approval of the Condition Precedent Proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. If our stockholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Organizational Documents Proposals are not conditioned on the approval of any other proposal.
In connection with the Initial Public Offering, our initial stockholders, including our Sponsor, Seven Oaks Sponsor LLC, a Delaware limited liability company, Jones & Associates, Inc., an affiliate of one of the underwriters in our Initial Public Offering, and certain of our employees, officers and directors entered into a letter agreement to vote their shares of Seven Oaks Class B common stock purchased prior to the Initial Public Offering, as well as any shares of Seven Oaks Class A common stock sold as part of the units by us in the Initial Public Offering purchased by them during or after the Initial Public Offering, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, such persons and entities collectively own 20% of our total outstanding common stock.
Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Seven Oaks redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to                  , New York City time, on                  , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Seven Oaks’ transfer agent (the “transfer agent”), that Seven Oaks redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $    per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Seven Oaks instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Subject to approval by Seven Oaks Stockholders of the Business Combination Proposal, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals, at the Closing, we will adopt a single class stock structure, comprised of Class A common stock, which will carry one vote per share. Upon the Closing, all stockholders of New Boxed will hold only shares of New Boxed common stock.
Furthermore, Seven Oaks entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 3,250,000 shares of Seven Oaks Class A common stock at a purchase price of $10.00 per share. In connection with the Closing, all of the issued and outstanding shares of Seven Oaks Class A common stock and Class B common stock, including the shares of Seven Oaks Class A common stock issued to the PIPE Investors, will be converted, on a one-for-one basis, for shares of New Boxed common stock.
Seven Oaks also entered into additional subscription agreements (the “Convertible Note Subscription Agreements), each dated as of June 13, 2021, with certain institutional investors, pursuant to which, among other things, Seven Oaks agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of $87.5 million of principal amount of convertible notes. The convertible notes will mature in five years. The convertible notes will be convertible, at the election of New Boxed, for shares of common stock of New Boxed, cash or a combination of cash and such shares, based on a conversion price of $12.00 per share (subject to customary anti-dilution adjustments) in accordance with the terms thereof. The convertible notes will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually.
All Seven Oaks Stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of Seven Oaks Shares, you may also cast your vote at the Special Meeting electronically by visiting                  . If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Organizational Documents Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Seven Oaks Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Organizational Documents Proposal. Because approval of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at

(203) 658-9400, or by emailing SVOK.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at                  .
Thank you for your participation. We look forward to your continued support.
                 , 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF SEVEN OAKS CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF SEVEN OAKS CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF SEVEN OAKS CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Seven Oaks, constitutes a prospectus of Seven Oaks under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to certain of the shares of common stock of New Boxed to be issued to Boxed’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Seven Oaks under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Seven Oaks Stockholders nor the issuance by Seven Oaks of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Seven Oaks has been provided by Seven Oaks and information contained in this proxy statement/prospectus regarding Boxed has been provided by Boxed.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains information concerning the market and industry in which Boxed conducts its business. Boxed operates in an industry in which it is difficult to obtain precise industry and market information. Boxed has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Seven Oaks and Boxed assume liability for the accuracy and completeness of such information to the extent included in this proxy statement/prospectus, but have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While neither Seven Oaks nor Boxed is aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

i

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Seven Oaks from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022
Telephone: (917) 214-6371
Attention: Drew Pearson, CFO
or
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: SVOK.info@investor.morrowsodali.com
To obtain timely delivery, Seven Oaks Stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Seven Oaks” refers to Seven Oaks Acquisition Corp., and the terms “New Boxed,” “combined company” and “post- combination company” refer to Giddy Inc. (d/b/a Boxed) and its subsidiaries following the consummation of the Business Combination.
In this document:
“Available Closing Seven Oaks Cash” means, without duplication, an amount equal to (a) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with redemptions by holders of Seven Oaks Class A common stock and all Seven Oaks Transaction Expenses), plus (b) the aggregate amount of the proceeds of the Private Placements to the extent such amount has been funded to and remains with, or that will be funded concurrently with the Closing to, Seven Oaks pursuant to the Subscription Agreements as of immediately prior to the Closing.
“B2B” means business-to-business.
“B2C” means business-to-consumer.
“Boxed” means Giddy Inc. (d/b/a Boxed), a Delaware corporation.
“Boxed capital stock” means the Boxed common stock and each other class or series of capital stock of Boxed (including preferred stock).
“Boxed common stock” means the common stock, par value $0.00001 per share, of Boxed.
“Boxed Fully Diluted Capitalization” means the sum of (a) the total number of shares of Boxed common stock issued and outstanding immediately prior to the Effective Time after giving effect to (x) the exercised in full on a cash or cashless basis or terminated without exercise, as applicable, of Boxed warrants and (y) the automatic conversion of each share of Boxed preferred stock into shares of Boxed common stock immediately prior to the Effective Time at the then-effective conversion rate as calculated pursuant to the terms of the governing documents of Boxed, plus (b) the total number of shares of Boxed common stock issued or issuable upon the settlement of all Boxed options and Boxed warrants (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, minus (c) a number of shares of Boxed common stock equal to (i) the aggregate exercise price of the Boxed options described in the foregoing clause (b) above divided by (ii) the Per Share Merger Consideration.
“Boxed option” means each option to purchase shares of Boxed common stock.
“Boxed stockholder” means each holder of Boxed capital stock.
“Boxed warrant” means each warrant to purchase shares of Boxed capital stock.
“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the transaction where Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger surviving as a wholly-owned subsidiary of Seven Oaks.
“Business Combination Agreement” means that Agreement and Plan of Merger, dated as of June 13, 2021, by and among Seven Oaks, Merger Sub, Merger Sub II and Boxed.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the date of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Condition Precedent Proposals” means, collectively, the Business Combination Proposal, the Stock Issuance Proposal, the Incentive Award Plan Proposal and the ESPP Proposal.

“Convertible Note Investors” means certain institutional investors who are party to the Convertible Note Subscription Agreements.
“Convertible Note Subscription Agreements” means the subscription agreements, each dated as of June 13, 2021, with certain institutional investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of $87.5 million of principal amount of convertible notes.
“Current Bylaws” means Seven Oaks’ bylaws, as currently in effect.
“Current Charter” means Seven Oaks’ amended and restated certificate of incorporation, as currently in effect.
“Current Organizational Documents” means, collectively, the Current Charter and Current Bylaws.
“DGCL” means the General Corporation Law of the State of Delaware.
“DTC” means The Depository Trust Company.
“Effective Time” means the effective time of the First Merger.
“Equity Value” means an amount equal to $550,000,000.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient of (a) the Per Share Merger Consideration Value divided by (b) $10.00.
“FASB” means the Financial Accounting Standards Board.
“First Merger” means the transaction where Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks.
“Founder Shares” means the Seven Oaks Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and the Seven Oaks Class A common stock that will be issued upon the conversion of such Seven Oaks Class B common stock in accordance with the Current Charter and in connection with the consummation of the Business Combination.
“GAAP” means United States generally accepted accounting principles.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Initial Public Offering” means Seven Oaks’ initial public offering, consummated on December 22, 2020, resulting in the sale of 25,875,000 units at $10.00 per unit, including the issuance of 3,375,000 units as a result of the underwriters’ exercise of their over-allotment option.
“Initial Stockholders” means the Sponsor and any other holder of the Founder Shares (or their permitted transferees), including Jones.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Jones” means JonesTrading Institutional Services LLC and Jones & Associates, Inc., including any affiliates.
“Mergers” means transactions where Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly-owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger surviving as a wholly-owned subsidiary of Seven Oaks.
“Merger Sub” means Blossom Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Seven Oaks.

“Merger Sub II” means Blossom Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Seven Oaks.
“Minimum Cash Condition” means the Available Closing Seven Oaks Cash being equal to or greater than $175,000,000.
“Morrow” means Morrow Sodali, proxy solicitor to Seven Oaks.
“Nasdaq” means the Nasdaq Capital Market.
“New Boxed” means Boxed, Inc., a Delaware corporation (which, prior to consummation of the Business Combination, was known as Seven Oaks Acquisition Corp. (“Seven Oaks” herein)).
“New Boxed Board” means the board of directors of New Boxed.
“New Boxed common stock” means the shares of common stock, par value $0.0001 per share, of New Boxed, which are entitled to one (1) vote per share.
“New Boxed Management” means the management of New Boxed following the consummation of the Business Combination.
“New Boxed option” means each option to purchase shares of New Boxed common stock.
“New Boxed preferred stock” means the shares of any series of preferred stock, par value $0.0001 per share, of New Boxed, which may be issued in the future.
“NYSE” means New York Stock Exchange.
“Per Share Merger Consideration” means with respect to any Boxed common stock held by any Pre-Closing Boxed Holder, a number of shares of Seven Oaks Class A common stock equal to the Exchange Ratio, in each case with fractional shares (determined on an aggregate basis for each Pre-Closing Boxed Holder after combining all fractional shares each such holder would otherwise receive) rounded down to the nearest whole share.
“Per Share Merger Consideration Value” means the (a) Equity Value divided by (b) the Boxed Fully Diluted Capitalization.
“PIPE Investment” means the issuance of an aggregate of 3.25 million shares of Seven Oaks Class A common stock for $10.00 per share pursuant to the PIPE Subscription Agreements.
“PIPE Investors” means certain institutional and other investors who are party to the PIPE Subscription Agreements.
“PIPE Subscription Agreements” means the subscription agreements, each dated as of June 13, 2021, between Seven Oaks and the PIPE Investors, pursuant to which Seven Oaks has agreed to issue an aggregate of 3,250,000 shares of Seven Oaks Class A common stock to the PIPE Investors, including an aggregate of 100,000 shares of Seven Oaks Class A common stock to certain members of Seven Oaks’ and Boxed’s management teams immediately before the Closing at a purchase price of $10.00 per share.
“Pre-Closing Boxed Holder” means each Boxed stockholder that holds one or more (i) shares of Boxed common stock, (ii) Boxed options or (iii) Boxed warrants immediately prior to the Closing.
“Private Placement Warrants” means the 5,587,500 warrants issued to our Sponsor concurrently with the Initial Public Offering, each of which will be exercisable for one share of New Boxed common stock following the Business Combination.
“Private Placements” means issuance of New Boxed securities pursuant to the Convertible Note Subscription Agreements and the PIPE Subscription Agreements.
“Proposed Bylaws” means the proposed amended and restated bylaws to be adopted by Seven Oaks pursuant to the Organizational Documents Proposals immediately prior to the Closing (and which at and after the Closing will operate as the amended and restated bylaws of New Boxed), a copy of which is attached as Annex C to this proxy statement/prospectus.
“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by Seven Oaks pursuant to the Organizational Documents Proposals immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New Boxed), a copy of which is attached as Annex B to this proxy statement/prospectus.

v

“Proposed Organizational Documents” means, collectively, the Proposed Charter and Proposed Bylaws.
“Public shares” means shares of Seven Oaks Class A common stock included in the units issued in the Initial Public Offering.
“Public stockholders” means holders of Public shares.
“Public warrants” means the warrants included in the units issued in the Initial Public Offering, each of which is exercisable for one share of Seven Oaks Class A common stock, in accordance with its terms.
“Second Merger” means the transaction where Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger surviving as a wholly-owned subsidiary of Seven Oaks.
“Seven Oaks” means Seven Oaks Acquisition Corp., a Delaware corporation (which, after the Closing, will be known as Boxed, Inc.).
“Seven Oaks Board” means the board of directors of Seven Oaks.
“Seven Oaks Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Seven Oaks.
“Seven Oaks Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Seven Oaks.
“Seven Oaks Shares” means, collectively, the Seven Oaks Class A common stock and Seven Oaks Class B common stock.
“Seven Oaks Stockholder” means a holder of Seven Oaks capital stock.
“Seven Oaks Transaction Expenses” means all fees, costs and expenses of Seven Oaks (exclusive of any deferred underwriting fees and the costs incurred in connection with the Private Placements) incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of the Business Combination Agreement and related agreements and the performance and compliance with such agreements, and the consummation of the transactions contemplated by such agreements, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Seven Oaks; provided that all fees, costs, expenses and disbursements incurred by the placement agents for the Private Placements are excluded from the definition of Seven Oaks Transaction Expenses.
“Sponsor” means Seven Oaks Sponsor LLC, a Delaware limited liability company.
“Sponsor Agreement” means the Sponsor Agreement dated as of June 13, 2021 by and among the Sponsor, Jones, Seven Oaks and Boxed.
“Subscribing Investors” means the PIPE Investors and Convertible Note Investors.
“Subscription Agreements” means the Convertible Note Subscription Agreements and the PIPE Subscription Agreements.
“Surviving Company” means the surviving corporation resulting from the merger of Merger Sub with and into Boxed.
“Termination Date” means 11:59 p.m., Eastern Time, on December 10, 2021.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of Seven Oaks that holds the proceeds from Seven Oaks’ Initial Public Offering and the concurrent private placement of the Private Placement Warrants.
“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of December 17, 2020, between Seven Oaks and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Underwriters” means JonesTrading, National Securities Corporation and Loop Capital Markets, the underwriters for the Initial Public Offering.
“Units” means the units of Seven Oaks, each consisting of one share of Seven Oaks Class A common stock and one-half (1/2) of one public warrant of Seven Oaks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Seven Oaks and Boxed. These statements are based on the beliefs and assumptions of the management of Seven Oaks and Boxed. Although Seven Oaks and Boxed believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Seven Oaks nor Boxed can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. This proxy statement/prospectus includes forward-looking statements contained in this proxy statement/prospectus about Seven Oaks and Boxed prior to the Business Combination, and New Boxed following the Business Combination, including those related to:
•
meeting the Closing conditions to the Business Combination, including approval by stockholders of Seven Oaks and the satisfaction of the Minimum Cash Condition, or realizing the benefits expected from the Business Combination if it is consummated;

•
avoiding the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•
obtaining and/or maintaining the listing of New Boxed common stock on NYSE following the Business Combination;

•
retaining or recruiting, or making changes with respect to, officers, key employees or directors following the Business Combination;

•
employing the capital received by New Boxed through the Business Combination to develop and expand marketing and sales capabilities and to grow brand recognition and customer loyalty;

•
the capital needs of New Boxed following the Business Combination and the ability to secure such financing on reasonable terms, or at all;

•
New Boxed’s ability to expand its Software & Services business;

•
competing in the global e-commerce and consumer delivery industry;

•
attracting and retaining successful relationships with customers and suppliers in a cost-effective manner;

•
complying with laws and regulations applicable to New Boxed’s business;

•
responding to market conditions and global and economic factors beyond New Boxed’s control, including the ongoing COVID-19 pandemic and potential changes in the nature in which businesses are operated following the pandemic;

•
managing intense competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

•
managing litigation and adequately protecting New Boxed’s intellectual property rights; and

•
managing other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Seven Oaks and Boxed prior to the Business Combination, and New Boxed following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Seven Oaks or Boxed assess the impact of all such risk factors on the business of Seven Oaks and Boxed prior to the Business Combination, and New Boxed following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Seven Oaks or Boxed or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Seven Oaks and Boxed prior to the Business Combination, and New Boxed following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Seven Oaks urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:   Why am I receiving this proxy statement/prospectus?
A:   Seven Oaks is proposing to consummate the Business Combination with Boxed. Seven Oaks, Merger Sub and Boxed have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Seven Oaks urges its stockholders to read the Business Combination Agreement in its entirety.
The Business Combination Agreement must be adopted by the Seven Oaks Stockholders in accordance with the DGCL and Seven Oaks’ Current Charter. Seven Oaks is holding a Special Meeting to obtain that approval. Seven Oaks Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Business Combination Agreement and thereby approve the Business Combination.
THE VOTE OF SEVEN OAKS STOCKHOLDERS IS IMPORTANT. SEVEN OAKS STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:   Why is Seven Oaks proposing the Business Combination?
A:   Seven Oaks was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.
Based on its due diligence investigations of Boxed and the industries in which it operates, including the financial and other information provided by Boxed in the course of Seven Oaks’ due diligence investigations, the Seven Oaks Board believes that the Business Combination with Boxed is in the best interests of Seven Oaks and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although the Seven Oaks Board believes that the Business Combination with Boxed presents a unique business combination opportunity and is in the best interests of Seven Oaks and its stockholders, the Seven Oaks Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Seven Oaks’ Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by the Seven Oaks Board in making its decision.
Q:   When and where will the Special Meeting take place?
A:   The Seven Oaks Special Meeting will be held on            , 2021, at        a.m. New York City time, at                  .
In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the Seven Oaks Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The Seven Oaks Board believes that this is the right choice for Seven Oaks and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of Seven Oaks’ stockholders, directors and management team. You will be able to attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the Special Meeting by visiting                  .

To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at 10:00 a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.
Q:   What matters will be considered at the Special Meeting?
A:   The Seven Oaks Stockholders will be asked to consider and vote on the following proposals:
•
a proposal to adopt the Business Combination Agreement and approve the Business Combination (the “Business Combination Proposal”);

•
a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) and the proposed amended and restated bylaws of Seven Oaks (the “Proposed Bylaws”) (such proposal, the “Organizational Documents Proposal”);

•
a proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Organizational Documents Proposals”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of shares of New Boxed common stock pursuant to the terms of the Business Combination Agreement and the Subscription Agreements (the “Stock Issuance Proposal”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal are approved and adopted, the Boxed, Inc. 2021 Incentive Award Plan (the “Incentive Award Plan Proposal”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Organizational Documents Proposal, the Stock Issuance Proposal and the Incentive Award Plan Proposal are approved and adopted, the Boxed, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”); and

•
to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:    Is my vote important?
A:    Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by the Seven Oaks Stockholders holding a majority of the votes cast on such proposal and the other Condition Precedent Proposals achieve the necessary vote outlined below. Only Seven Oaks Stockholders as of the close of business on       , 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Seven Oaks Board unanimously recommends that such Seven Oaks Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q:    If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?
A:    No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.
Q:    What Seven Oaks Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?
A:    The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. In addition, certain other of the beneficial owners of Seven Oaks’ Class A common stock have entered into voting agreements with Boxed, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). The percentage of outstanding shares of Seven Oaks Class A common stock subject to these voting agreements is 20% of the voting power of Seven Oaks. As such, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 30% of the outstanding shares in order to approve the Business Combination. If the shares held by the minimum number of stockholders necessary for a quorum for the Special Meeting were to be voted, we would need the additional affirmative vote of shares representing approximately 5% of the outstanding shares in order to approve the Business Combination.
The Organizational Documents Proposal.   Approval of the Organizational Documents Proposal requires the affirmative vote of the holders of at least a majority of the outstanding Seven Oaks Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
The Advisory Organizational Documents Proposals.   Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Stock Issuance Proposal.   Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.
The Incentive Award Plan Proposal.   Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.
The ESPP Proposal.   Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.

The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:    What will Boxed’s equity holders receive in connection with the Business Combination?
A:    The aggregate value of the consideration paid in respect of Boxed is approximately $550.0 million. Boxed stockholders will only have the right to receive consideration in the form of shares of common stock of New Boxed.
At the Effective Time, each share of Boxed Series A preferred stock, Boxed Series B preferred stock, Boxed Series C preferred stock, Boxed Series D preferred stock, and Boxed Series E preferred stock (collectively, the “Boxed preferred stock”) and Boxed common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of common stock of New Boxed (“New Boxed common stock”). The consummation of the Business Combination is conditioned upon, among other things, satisfaction of the Minimum Cash Condition (though this condition may be waived under the Business Combination Agreement by Boxed). The consummation of certain of the Subscribing Investors’ obligations under the Subscription Agreements is also conditioned upon, among other things, satisfaction of the Minimum Cash Condition.
At the Effective Time, each outstanding option to purchase shares of Boxed common stock (each a “Boxed option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Boxed and will be converted into an option to acquire shares of New Boxed common stock with the same terms and conditions as applied to the Boxed option immediately prior to the Effective Time subject to any changes by reason of the Business Combination (a “New Boxed option”); provided, that the number of shares underlying such New Boxed option will be determined by multiplying the number of shares of Boxed common stock subject to such Boxed option immediately prior to the Effective Time, by the ratio determined by dividing the Per Share Merger Consideration Value by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Boxed option will be determined by dividing the exercise price per share of Boxed common stock applicable to such Boxed option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
Immediately prior to the Effective Time, each warrant to purchase shares of Boxed’s capital stock (each a “Boxed warrant”) that is issued and outstanding will be exercised in full on a cash or cashless basis or terminated without exercise.
Q:    What equity stake will current Seven Oaks Stockholders and Boxed stockholders hold in New Boxed immediately after the consummation of the Business Combination?
A:    The following table illustrates varying ownership levels in New Boxed at the Closing, assuming no redemptions by Seven Oaks’ public stockholders and the maximum redemptions by Seven Oaks’ public stockholders that would still result in satisfaction of the Minimum Cash Condition in the Business Combination Agreement as described elsewhere in this proxy statement/prospectus.
	Assuming No Redemption	Assuming 50% Redemptions(1)	Assuming Maximum Redemption(2)
Boxed Equityholders(3)	55,000,000	55,000,000	55,000,000
Public Stockholders(4)	25,875,000	12,937,500	6,000,000
PIPE Investors	3,250,000	3,250,000	3,250,000
Initial Stockholders(5)	6,468,750	6,468,750	6,468,750
Total Shares(6)	90,593,750	77,656,250	70,718,750

(1)
Assumes that holders of 12,937,500 public shares exercise their redemption rights in connection with the Business Combination (50% redemption scenario based on a redemption price of $10.00 per share).

(2)
Assumes that holders of 19,875,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on a redemption price of $10.00 per share).

(3)
Amount presents shares on a fully diluted, net exercise basis. The actual number of outstanding shares of New Boxed common stock held by Boxed equityholders at Closing will vary depending on the number of Boxed options that remain unexercised prior to Closing. Based on shares of Boxed capital stock outstanding as of August 23, 2021, an estimated 51,080,867 shares of New Boxed common stock would be issued to Boxed equityholders at Closing.

(4)
The underwriters for the Initial Public Offering will collectively receive approximately $9.1 million of deferred underwriting commissions in connection with the Closing, irrespective of the amount of redemptions by the public stockholders. Assuming no redemptions, the underwriters will receive deferred commissions of $0.35 per public share that remains outstanding after the Closing. Assuming Maximum Redemptions, the underwriters will receive deferred commissions of approximately $1.51 per public share that remains outstanding after the Closing. The level of redemption also impacts the effective underwriting fee incurred in connection with the Initial Public Offering. In a no redemption scenario, based on the approximately $258.8 million in the trust account as of June 30, 2021, Seven Oaks’ $9.1 million in deferred underwriting commissions represents an effective deferred underwriting commission of approximately 3.5%. In a 50% redemption scenario in which 12,937,500 public shares are redeemed in connection with the Business Combination, the funds remaining in the trust account following such redemption would be approximately $129.4 million and the effective underwriting fee would be approximately 7.0%. In a maximum redemption scenario, the funds remaining in the trust account following such redemption would be approximately $60.1 million and the effective underwriting fee would be approximately 15.2%.

(5)
Includes 1,940,625 shares that will be outstanding following the Closing but will remain subject to price-based performance vesting conditions as described in the Sponsor Agreement and will be considered outstanding for legal purposes but not for accounting purposes until such conditions are achieved, as well as 125,000 shares that will be transferred to XYQ US, LLC pursuant to the Convertible Note Subscription Agreements.

(6)
Stockholders will experience additional dilution to the extent New Boxed issues additional shares after the Closing. The table above excludes (a) 18,525,000 shares of Seven Oaks Class A common stock that will be issuable upon the exercise of 5,587,500 Private Placement Warrants and 12,937,500 public warrants, which will become warrants to acquire shares of New Boxed common stock following the Closing; (b) shares of New Boxed common stock that will be available for issuance under the Incentive Award Plan, which will initially be equal to 10% of the fully-diluted shares as of the Closing; (c) shares of New Boxed common stock that will be available for issuance under the ESPP, which will initially be equal to 2% of the fully-diluted shares as of the Closing; and (d) up to 7,291,666 shares of New Boxed common stock that may be issued upon conversion of $87.5 million principal amount of the convertible notes issuable pursuant to the Convertible Note Subscription Agreements at the initial conversion price of $12.00 (assuming New Boxed elects to settle all conversions of such convertible notes by delivery of shares of New Boxed common stock and excluding any potential adjustments to the conversion price pursuant to the terms of the convertible notes, including any make-whole adjustments). The following table illustrates the impact on relative ownership levels assuming the issuance of all such shares.

	Assuming No Redemption		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Total shares of New Boxed common stock outstanding at Closing	90,593,750	71.2%	77,656,250	68.8%	70,718,750	67.3%
Shares underlying public warrants	12,937,500	10.2%	12,937,500	11.5%	12,937,500	12.3%
Shares underlying Private Placement Warrants	5,587,500	4.4%	5,587,500	5.0%	5,587,500	5.3%

	Assuming No Redemption		Assuming 50% Redemptions		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Shares underlying conversion of convertible notes	7,291,666	5.7%	7,291,666	6.5%	7,291,666	6.9%
Shares initially reserved for issuance under Incentive Award Plan(a)	9,059,375	7.1%	7,765,625	6.9%	7,071,875	6.7%
Shares initially reserved for issuance under ESPP(a)	1,811,875	1.4%	1,553,125	1.4%	1,414,375	1.3%
Total Shares	127,281,666	100.0%	112,791,666	100.0%	105,021,666	100.0%

(a)
The number of shares of New Boxed common stock available for issuance under the Incentive Award Plan and the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031 by amounts described in the sections entitled “Proposal No. 5 — The Incentive Award Plan Proposal” and “Proposal No. 6 — The ESPP Proposal” elsewhere in this proxy statement/prospectus.

If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.
For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Q:    What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A:    A total of approximately $258.8 million, after deducting approximately $2.6 million of underwriters’ discounts and commissions and an aggregate of approximately $3.1 million of fees and expenses in connection with the closing of the Initial Public Offering, was placed in a Trust Account maintained by Continental, acting as Trustee. As of June 30, 2021, there were investments and cash held in the Trust Account of $        . These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by December 22, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.
Q:    What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?
A:    Seven Oaks Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, satisfaction of the Minimum Cash Condition (though this condition under the Business Combination Agreement may be waived by Boxed). Seven Oaks intends to notify Seven Oaks Stockholders by press release promptly after it becomes aware that Boxed has waived this condition. In addition, with fewer public shares and public stockholders, the trading market for New Boxed common stock may be less liquid than the market for Seven Oaks Class A common stock was prior to consummation of the Business Combination and New Boxed may not be able to meet the listing standards for NYSE or another national securities exchange. In addition, with less funds available from the Trust Account, the capital infusion from the Trust Account into Boxed’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Seven Oaks’ public stockholders exercise the maximum allowed redemption rights.

Q:    What amendments will be made to the Current Charter?
A:    We are asking Seven Oaks Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Seven Oaks Board believes are necessary to address the needs of New Boxed, including, among other things: (i) the change of Seven Oaks’ name to “Boxed, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $ 0.0001 per share, from 401,000,000 shares to        shares, consisting of        shares of common stock, including        shares of common stock, par value $ 0.0001 per share and        shares of preferred stock, par value $0.0001 per share; (iii) opting out from Section 203 of the DGCL but instead providing its own rules for interested stockholder transactions and (iv) the elimination of certain provisions specific to Seven Oaks’ status as a blank check company. Pursuant to Delaware law and the Current Charter, Seven Oaks is required to submit the Organizational Documents Proposal to Seven Oaks’ stockholders for approval. For additional information, see the section entitled “The Organizational Documents Proposal.”
Q:    Why is the Company proposing the Stock Issuance Proposal?
A:    We are proposing the Stock Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (d), which require stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of common stock outstanding before the issuance of stock or securities.
In connection with the Business Combination, we expect to issue approximately 51,080,867 shares of New Boxed common stock based on shares of Boxed capital stock outstanding as of August 23, 2021. Because we may issue 20% or more of outstanding Seven Oaks’ common stock and voting power in connection with the Business Combination, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (d). As Seven Oaks is currently listed on Nasdaq, we are required to comply with the Nasdaq Listing Rules even if we are transferring to the NYSE upon the consummation of the Business Combination. For more information, please see the section entitled “The Stock Issuance Proposal.”
Q:    What material negative factors did the Seven Oaks Board consider in connection with the Business Combination?
A:    Although the Seven Oaks Board believes that the acquisition of Boxed will provide Seven Oaks’ stockholders with an opportunity to participate in a combined company with significant growth potential in the online grocery market that is undergoing rapid adoption, a proprietary technology platform with opportunity for monetization, alignment to ESG principles, and strong management, the Seven Oaks Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Seven Oaks Stockholders would not approve the Business Combination and the risk that significant numbers of Seven Oaks Stockholders would exercise their redemption rights. In addition, during the course of Seven Oaks management’s evaluation of Boxed’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both Seven Oaks management and the Seven Oaks Board considered were (i) potential inability to complete the merger, (ii) potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame, (iii) that the directors and officers of Seven Oaks have potential conflicts of interest in completing an initial business combination since they will lose their entire investment in Seven Oaks if a business combination is not completed by December 22, 2022, and (iv) the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing. The Seven Oaks Board believed that although these risks could not be eliminated, the Boxed management team was aware of these risks and was well-positioned to address them. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Seven Oaks’ Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of Boxed’s Business.”

Q:    Do I have redemption rights?
A:    If you are a public stockholder, you have the right to request that Seven Oaks redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”
If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Our Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.
Q:    How do I exercise my redemption rights?
A:    If you are a public stockholder and wish to exercise your right to redeem your public shares, you must: (i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to     p.m., New York City time, on            , 2021, (a) submit a written request to Continental that Seven Oaks redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through the DTC.
The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $       per public share. Assuming a maximum redemption scenario in which 19,875,000 public shares are redeemed, such redeeming public stockholders will retain an aggregate of 9,937,500 detachable redeemable warrants, which have an aggregate value of $      based on the closing price of our detachable redeemable warrants on Nasdaq of $      on September   , 2021. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is       , 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Seven Oaks instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Seven Oaks’ secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by      , New York City time, on            , 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Seven Oaks warrants that you may hold.
Q:    If I am a holder of units, can I exercise redemption rights with respect to my units?
A:    No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Seven Oaks’ transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, Seven Oaks’ transfer agent, by            , 2021, you will not be able to exercise your redemption rights with respect to your public shares.
Q:    What are the U.S. federal income tax consequences of exercising my redemption rights?
A:    The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of public warrants or Private Placement Warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”
TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:    How does the Seven Oaks Board recommend that I vote?
A:    The Seven Oaks Board recommends that the Seven Oaks Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the Seven Oaks Board recommends that Seven Oaks Stockholders vote, see the section entitled “The Business Combination Proposal — Seven Oaks’ Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 96.

Q:    How do our Sponsor and the other Initial Stockholders intend to vote their shares?
A:    In connection with the Initial Public Offering, the Sponsor, Seven Oaks Sponsor LLC, a Delaware limited liability company, entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. In addition, certain other beneficial owners of Seven Oaks Class A common stock have entered into voting agreements with Seven Oaks, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). If all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 30% of the remaining shares to approve the Business Combination. If the shares held by the minimum number of stockholders necessary for a quorum for the Special Meeting were to be voted, we would need the additional affirmative vote of shares representing approximately 5% of the outstanding shares in order to approve the Business Combination.
Q:    May our Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?
A:    At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Seven Oaks or its securities, the Initial Stockholders, Boxed and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Seven Oaks satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
Q:    Who is entitled to vote at the Special Meeting?
A:    The Seven Oaks Board has fixed      , 2021 as the record date for the Special Meeting. All holders of record of Seven Oaks Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page 10 for instructions on how to vote your Seven Oaks Shares without attending the Special Meeting.
Q:    How many votes do I have?
A:    Each Seven Oaks Stockholder of record is entitled to one vote for each Seven Oaks Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were 32,343,750 outstanding Seven Oaks Shares.

Q:    What constitutes a quorum for the Special Meeting?
A:    A quorum is the minimum number of stockholders necessary to hold a valid meeting.
A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Seven Oaks Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Q:    What is Boxed?
A:    Boxed is an e-commerce retailer and an e-commerce enabler. It operates an e-commerce Retail service that provides bulk pantry consumables to businesses and household customers. This service is powered by Boxed’s own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. Boxed further enables e-commerce through its newly developed Software & Services business, which offers customers in need of an enterprise-level e-commerce platform access to its end-to-end technologies.
Q:    What will happen to my Seven Oaks Shares as a result of the Business Combination?
A:    If the Business Combination is completed, (i) each share of Seven Oaks’ Class A common stock will remain outstanding and automatically become a share of New Boxed common stock, and (ii) each share of Seven Oaks’ Class B common stock will be converted into one share of New Boxed common stock. See the section entitled “The Business Combination Proposal — Consideration to Boxed Stockholders” beginning on page 91.
Q:    Where will the New Boxed common stock be publicly traded?
A:    Assuming the Business Combination is completed, the shares of New Boxed common stock (including the New Boxed common stock issued in connection with the Business Combination) will be listed and traded on NYSE under the ticker symbol “BOXD” and the public warrants will be listed and traded on NYSE under the ticker symbol “BOXD WS”.
Q:    What happens if the Business Combination is not completed?
A:    If the Business Combination Agreement is not adopted by Seven Oaks Stockholders or if the Business Combination is not completed for any other reason by December 10, 2021, then we will seek to consummate an alternative initial business combination prior to December 22, 2022. If we do not consummate an initial business combination by December 22, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Q:    How can I attend and vote my shares at the Special Meeting?
A:    Seven Oaks Shares held directly in your name as the stockholder of record of such Seven Oaks Shares as of the close of business on            , 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit       , and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.
Q:    How can I vote my shares without attending the Special Meeting?
A:    If you are a stockholder of record of Seven Oaks Shares as of the close of business on          , 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.
Q:    What is a proxy?
A:    A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Seven Oaks Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Seven Oaks’ officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Gary Matthews and Drew Pearson.
Q:    What is the difference between holding shares as a stockholder of record and as a beneficial owner?
A:    If your Seven Oaks Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.
Direct holders (stockholders of record). For Seven Oaks Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Seven Oaks Shares are voted.
Shares in “street name.” For Seven Oaks Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:    If a Seven Oaks Stockholder gives a proxy, how will the Seven Oaks Shares covered by the proxy be voted?
A:    If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Seven Oaks Shares in the way that you indicate when providing your proxy in respect of the Seven Oaks Shares you hold. When completing the proxy card, you may specify whether your Seven Oaks Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.
Q:    How will my Seven Oaks Shares be voted if I return a blank proxy?
A:    If you sign, date and return your proxy and do not indicate how you want your Seven Oaks Shares to be voted, then your Seven Oaks Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of the Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.
Q:    Can I change my vote after I have submitted my proxy?
A:    Yes. If you are a stockholder of record of Seven Oaks Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:
•
submit a new proxy card bearing a later date;

•
give written notice of your revocation to Seven Oaks’ Corporate Secretary, which notice must be received by Seven Oaks’ Corporate Secretary prior to the vote at the Special Meeting; or

•
vote electronically at the Special Meeting by visiting        and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:    Where can I find the voting results of the Special Meeting?
A:    The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Seven Oaks will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.
Q:    Are Seven Oaks Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?
A:    No. Seven Oaks Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Seven Oaks’ Class A Common Stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Seven Oaks’ Class A common stock, which will become an equal number of shares of New Boxed common stock after giving effect to the Business Combination). Holders of Seven Oaks’ Class A common stock may vote against the Business Combination Proposal or redeem their Seven Oaks Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Seven Oaks’ Class B Common Stock because they have agreed to vote in favor of the Business Combination.
Q:    Are there any risks that I should consider as a Seven Oaks Stockholder in deciding how to vote or whether to exercise my redemption rights?
A:    Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 37. You also should read and carefully consider the risk factors of Seven Oaks and Boxed contained in the documents that are incorporated by reference herein.
Q:    What happens if I sell my Seven Oaks Shares before the Special Meeting?
A:    The record date for Seven Oaks Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Seven Oaks Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your Seven Oaks Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Boxed shares to the person to whom you transfer your shares.
Q:    When is the Business Combination expected to be completed?
A:    Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Business Combination Agreement — Conditions to Closing”, including the adoption of the Business Combination Agreement by the Seven Oaks Stockholders at the Special Meeting, the Business Combination is expected to close shortly after the Special Meeting. However, it is possible that factors outside the control of both Seven Oaks and Boxed could result in the Business Combination being completed at a later time, or not being completed at all.
Q:    Who will solicit and pay the cost of soliciting proxies?
A:    Seven Oaks has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. Seven Oaks has agreed to pay Morrow a fee of $50,000. Seven Oaks will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Seven Oaks will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Seven Oaks’ management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q:    What are the conditions to completion of the Business Combination?
A:    The Closing is subject to certain conditions, including, among other things, (i) approval by Boxed’s stockholders of the Business Combination Agreement and the Business Combination, (ii) approval by Seven Oaks’ stockholders of the proposals being presented at the Special Meeting, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act (iii) the absence of a material adverse regulatory event by a governmental entity that enjoins, prohibits or makes illegal the consummation of the Business Combination, (iv) satisfaction of the Minimum Cash Condition and (v) the approval of listing of the shares of New Boxed common stock on NYSE. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. See the section entitled “The Business Combination Proposal.”
Q:    What should I do now?
A:    You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Seven Oaks Shares will be voted in accordance with your instructions.
Q:    What should I do if I receive more than one set of voting materials?
A:    Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Seven Oaks Shares.
Q:    Whom do I call if I have questions about the Special Meeting or the Business Combination?
A:    If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Tel: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: SVOK.info@investor.morrowsodali.com
You also may obtain additional information about Seven Oaks from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Seven Oaks’ transfer agent, at the address below prior to p.m., New York City time, on            , 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail:

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annex and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
Seven Oaks Acquisition Corp.
    445 Park Avenue, 17th Floor
    New York, NY 10022
    (917) 214-6371
Seven Oaks Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.
Giddy Inc. (d/b/a Boxed)
    451 Broadway
    New York, NY 10013
    (646) 586-5599
Giddy Inc. (d/b/a Boxed) is an e-commerce retailer and enabler. Boxed operates an e-commerce Retail service that provides bulk pantry consumables to businesses and household consumers, which is powered by its own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. Boxed is working to offer these end-to-end technologies through its newly developed Software & Services business, which further enables e-commerce for customers in need of an enterprise-level e-commerce platform.
Blossom Merger Sub, Inc.
    c/o Seven Oaks Acquisition Corp.
    445 Park Avenue, 17th Floor
    New York, NY 10022
    (917) 214-6371
Blossom Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Seven Oaks Acquisition Corp., which was formed for the purpose of effecting a merger with Boxed.
Blossom Merger Sub II, LLC
    c/o Seven Oaks Acquisition Corp.
    445 Park Avenue, 17th Floor
    New York, NY 10022
    (917) 214-6371
Blossom Merger Sub II, LLC is a Delaware limited liability company and wholly-owned subsidiary of Seven Oaks Acquisition Corp., which was formed for the purpose of effecting a merger with Boxed.
The Business Combination and the Business Combination Agreement
The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.
If the Business Combination Agreement is adopted by Seven Oaks’ stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Seven Oaks.

Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of New Boxed (formerly Seven Oaks). In addition, immediately prior to the consummation of the Business Combination, New Boxed will amend and restate its charter to be the Proposed Charter, each as described in the section of this proxy statement/prospectus titled “Description of New Boxed Securities.”
The following diagrams illustrate in simplified terms the current structure of Seven Oaks and Boxed and the expected structure of New Boxed (formerly Seven Oaks) upon the Closing.
Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Sponsor and Jones
Public Stockholders
Boxed Stockholders
Boxed, Inc. ("New Boxed")
Boxed, LLC

Merger Consideration
Under the Business Combination Agreement, Seven Oaks has agreed to acquire all of the outstanding equity interests of Boxed for approximately $550.0 million in aggregate consideration. Boxed stockholders will receive consideration in the form of shares of common stock of New Boxed.
Concurrently with the merger of Merger Sub with and into Boxed, each share of Class B common stock of Seven Oaks will be converted into one share of Class A common stock of Seven Oaks.
At the Effective Time, each share of Boxed Series A preferred stock, Boxed Series B preferred stock, Boxed Series C preferred stock, Boxed Series D preferred stock, and Boxed Series E preferred stock and Boxed common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of common stock of New Boxed. The consummation of the Business Combination is conditioned upon, among other things, Seven Oaks satisfying the Minimum Cash Condition (though this condition may be waived by Boxed).
At the Effective Time, each outstanding option to purchase shares of Boxed common stock that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Boxed and will be converted into an option to acquire shares of New Boxed common stock with the same terms and conditions as applied to the Boxed option immediately prior to the Effective Time subject to any changes by reason of the Business Combination; provided, that the number of shares underlying such New Boxed option will be determined by multiplying the number of shares of Boxed common stock subject to such Boxed option immediately prior to the Effective Time, by the ratio determined by dividing the Per Share Merger Consideration Value by $10.00, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Boxed option will be determined by dividing the exercise price per share of Boxed common stock applicable to such Boxed option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
Immediately prior to the Effective Time, each warrant to purchase shares of Boxed’s capital stock that is issued and outstanding will be exercised in full on a cash or cashless basis or terminated without exercise.

Immediately following consummation of the Business Combination, Boxed’s current stockholders will have approximately 62% of the voting interest under the no redemption scenario and approximately 80% under the maximum redemption scenario.
The Private Placements
Seven Oaks entered into subscription agreements (the “PIPE Subscription Agreements”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 3.25 million shares of Class A common stock for $10.00 per share, which includes an aggregate of 100,000 shares of Seven Oaks Class A common stock for $10.00 per share to be issued to certain members of Seven Oaks’ and Boxed’s management teams. Seven Oaks also entered into subscription agreements (the “Convertible Note Subscription Agreements” and, together with the PIPE Subscription Agreements, the “Private Placements”), each dated as of June 13, 2021, with certain institutional and other investors, pursuant to which, among other things, Seven Oaks agreed to issue and sell, in Private Placements to close immediately prior to the closing of the Business Combination, an aggregate of $87.5 million of principal amount of convertible notes. The convertible notes will be convertible for shares of common stock of New Boxed at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of Seven Oaks and accruing semi-annually.
The Private Placements are expected to close immediately prior to the consummation of the Business Combination. The closing of the Private Placements is subject to, among other things, the satisfaction of the Minimum Cash Condition.
Ancillary Agreements Related to the Business Combination
Sponsor Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Boxed and JonesTrading Institutional Services LLC (“JonesTrading”) and Jones & Associates, Inc. (“Jones”), pursuant to which the Sponsor and Jones agreed, among other things, to vote all shares of Seven Oaks common stock beneficially owned by them to advance the Business Combination at the Special Meeting. The Sponsor Agreement provides that neither the Sponsor nor Jones will redeem any shares of Seven Oaks common stock and they will take all actions necessary to opt out of any class in any class action relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation any transactions contemplated thereby. The Sponsor and Jones also agreed that, at the Closing, 30% of the Seven Oaks Class B common stock held by such parties (the “Earnout Shares”) will be subject to vesting and forfeiture provisions within five (5) years of the closing of the Business Combination, which require meeting certain average per share trading prices.
Amended and Restated Registration Rights Agreement
At the Closing, New Boxed, the Initial Stockholders and certain Boxed stockholders will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Boxed will be obligated to file a registration statement to register the resale of certain securities of the New Boxed held by such holders. In addition, such holders may demand at any time, or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million. The Amended and Restated Registration Rights Agreement will also provide such holders with “piggy-back” registration rights.
Binding Term Sheet
In connection with the execution of the Business Combination Agreement, the Company entered into a binding term sheet (the “Term Sheet”) with Chieh Huang, providing that the parties thereto would cooperate in good faith to draft and enter into a standard employment agreement reflecting the terms contained therein. The Term Sheet is contingent upon the consummation of the Business Combination contemplated by the Business Combination Agreement and shall be null and void if the transactions contemplated under the Business Combination Agreement fail to consummate. The Term Sheet sets out the key terms of the employment agreement to be entered into by Mr. Huang as Chief Executive Officer, including: (i) position and duties, (ii) term of employment, (iii) cash compensation, (iv) long-term equity incentives, (v) termination rights and restrictions, (vi) restrictive covenants and (vii) change of control and severance provisions.
Special Meeting of Seven Oaks Stockholders and the Proposals
The Special Meeting will convene on                  , 2021 at                   a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Seven Oaks Stockholders entitled to vote at the Special Meeting by visiting                   and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Stock Issuance Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal.
Approval of the Condition Precedent Proposals is a condition to the obligation of Seven Oaks to complete the Business Combination.
Only holders of record of issued and outstanding Seven Oaks Shares as of the close of business on                  , 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Seven Oaks Shares that you owned as of the close of business on that record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Seven Oaks Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding Seven Oaks Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of the Seven Oaks Board
The Seven Oaks Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Seven Oaks Stockholders and recommends that the Seven Oaks Stockholders adopt the Business Combination Agreement and approve the Business Combination. The Seven Oaks Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.
The Seven Oaks Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and the approval of the Adjournment Proposal.
For more information about the Seven Oaks Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and Seven Oaks Board Recommendation” beginning on page 85 and “The Business Combination Proposal — Seven Oaks’ Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 96.
Seven Oaks’ Board of Directors’ Reasons for Approval of the Business Combination
After careful consideration, the Seven Oaks Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The methods of review by the Seven Oaks Board include, but were not limited to, the following:
•
research on comparable public companies;

•
research on comparable transactions within the retail e-commerce and online grocery sector;

•
market feasibility assessment conducted by a leading management consulting firm that reviewed Boxed addressable market, competitiveness of Boxed offerings, evaluated Boxed retail business, and tested market penetration assumptions in support of Seven Oaks financial analysis;

•
extensive analysis of Boxed retention and customer lifetime value metrics and the direct impact increased marketing spend and product expansion could have on new and current customer cohorts;

•
detailed technology assessment of Boxed Retail and Boxed Software & Services businesses by a global professional service firm to validate the underlying technology and feasibility of offerings;

•
customer interview with Boxed’s largest Enterprise technology customer to understand customer satisfaction and long-term business relationship;

•
reviewed third party customer insights and branding survey;

•
site visits to Boxed fulfillment center;

•
environmental assessment on fulfillment centers;

•
financial and valuation analysis of Boxed and the Business Combination;

•
Boxed’s audited and unaudited financial statements; and

•
financial projections provided by Boxed’s management team.

In the course of its deliberations, the Seven Oaks Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the below:

•
potential inability to complete the merger;

•
potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame;

•
public stockholders could vote against the deal or exercise their redemption rights;

•
Seven Oaks’ management and directors may have different interests in the Business Combination than the public stockholders; and

•
the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing.

For a more complete description of the Seven Oaks Board’s reasons for the approval of the Business Combination, including other factors and risks considered, see the section of this proxy statement/prospectus entitled “Seven Oaks’ Board of Directors’ Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period expired on July 28, 2021.
Conditions to the Completion of the Business Combination
The Business Combination is subject to customary Closing conditions, including (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) no governmental order prohibits the Closing, (iii) the required stockholder approval of stockholders of Seven Oaks shall have been obtained for the Business Combination, (iv) the required stockholder approval of stockholders of Boxed shall have been obtained for the Business Combination, and (v) the New Boxed common stock to be issued in connection with the Business Combination shall have been approved for listing on NYSE. The obligations of Boxed to complete the Business Combination are further conditioned on, in addition to the above-identified conditions, (i) the representations and warranties of Seven Oaks, Merger Sub and Merger Sub II contained in the Business Combination Agreement shall be true and correct, (ii) the covenants and agreements of Seven Oaks, Merger Sub and Merger Sub II shall have been performed, and (iii) satisfaction of the Minimum Cash Condition by Seven Oaks. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.
Termination
Mutual Termination Rights
The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:
•
by written consent of Seven Oaks and Boxed;

•
by Boxed or Seven Oaks if the First Effective Time (as defined in the Business Combination Agreement) has not occurred by the Termination Date (provided that this termination right will not be available to any party whose breach of the Business Combination Agreement primarily causes or results in the failure of the Business Combination to be consummated by such time);

•
by Boxed or Seven Oaks if there shall be in effect any (1) law in any jurisdiction of competent authority or (2) governmental order issued, promulgated, made, rendered or entered into which has become final and nonappealable and permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Business Combination (however, the right to terminate the Business Combination Agreement pursuant to this bullet shall not be available to a party if such party has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift such order, as applicable); or

•
by Boxed or Seven Oaks if the required approval of Seven Oaks Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Termination Rights of Boxed
In addition to the above-identified mutual termination rights, the Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Boxed under certain circumstances, including:
•
prior to the Closing, by written notice to Seven Oaks from Boxed if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of Seven Oaks, Merger Sub or Merger Sub II set forth in the Business Combination Agreement, such that the conditions described in the first three bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Boxed” set forth below would not be satisfied at the Closing (a “terminating Seven Oaks breach”), except that, if any such terminating Seven Oaks breach is curable by Seven Oaks, Merger Sub or Merger Sub II, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Boxed provides written notice of such violation or breach and the Termination Date) after receipt by Seven Oaks of notice from Boxed of such breach (the “Seven Oaks cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Seven Oaks breach is not cured within the Seven Oaks cure period.

Termination Rights of Seven Oaks
In addition to the above-identified mutual termination rights, the Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Seven Oaks under certain circumstances, including:
•
prior to the Closing, by written notice to Boxed from Seven Oaks if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of Boxed set forth in the Business Combination Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Seven Oaks” set forth below would not be satisfied at the Closing (a “terminating Boxed breach”), except that, if such terminating Boxed breach is curable by Boxed, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Seven Oaks provides written notice of such violation or breach and the Termination Date) after receipt by Boxed of notice from Seven Oaks of such breach (the “Boxed cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Boxed breach is not cured within the Boxed cure period.

Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that Seven Oaks redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to     p.m., New York City time, on         , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Seven Oaks redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Seven Oaks’ transfer agent, Seven Oaks will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Seven Oaks to pay its taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.
No Delaware Appraisal Rights
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Seven Oaks Stockholders or warrant holders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Seven Oaks has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”
Interests of Seven Oaks’ Directors and Officers in the Business Combination
When you consider the recommendation of the Seven Oaks Board in favor of approval of the Business Combination Proposal, you should keep in mind that Seven Oaks’ Initial Stockholders have interests in such proposal that are different from, or in addition to those of Seven Oaks Stockholders and warrant holders generally. You should be aware that the interests set forth in more detail below present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. These interests include, among other things, the interests listed below:
•
If we are unable to complete our initial business combination by December 22, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Seven Oaks Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Founder Shares, so those shares will be worthless if we do not complete a business combination by December 22, 2022. Pursuant to the Sponsor Agreement, 30% of the Founder Shares are also subject to certain vesting conditions during the time period between the closing date and the five-year anniversary of the completion of the Business Combination and such shares may be forfeited unless the reported price of Seven Oaks’ common stock reaches certain milestones. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 6,468,750 shares of New Boxed common stock. The vested Founder Shares would have an aggregate market value of approximately $

based on the closing price for Seven Oaks Class A common stock on Nasdaq of $       on        , 2021 and $       based on an implied transaction price of $10.00 per share.
•
Simultaneously with the Closing of the Initial Public Offering, we consummated the sale of 5,587,500 Private Placement Warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on December 22, 2020, for one share of Seven Oaks Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by December 22, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by the Initial Stockholders have an aggregate market value of approximately $  million based upon the closing price of $  per warrant on Nasdaq on  .

•
Gary Matthews, our chief executive officer and a member of the Seven Oaks Board, and Andrew Pearson, our chief financial officer, are expected to serve as directors of New Boxed after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Boxed Board determines to pay to its directors and/or officers.

•
Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Seven Oaks fails to complete a business combination by December 22, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•
Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to Seven Oaks and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Seven Oaks from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Seven Oaks or its securities, the Initial Stockholders and Boxed and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Seven Oaks Shares or vote their Seven Oaks Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Seven Oaks satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on Seven Oaks Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the Seven Oaks directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for Seven Oaks and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Stock Exchange Listing
Seven Oaks’ units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “SVOKU”, “SVOK” and “SVOKW”, respectively. Seven Oaks intends to apply to list the New Boxed common stock and public warrants on NYSE under the symbols “BOXD” and “BOXD WS”, respectively, upon the Closing of the Business Combination. New Boxed will not have units traded following the Closing of the Business Combination.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Boxed’s good faith estimate of such amounts.
(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$258.8	$60.0
Private Placement of Common Stock	32.5	32.5
Private Placement of Convertible Senior Notes	87.5	87.5
Sellers’ Equity	550.0	550.0
Seven Oaks’ Founder Shares(1)	45.3	45.3
Total Sources	$974.1	$775.3
Uses
Sellers’ Equity	$550.0	$550.0
Cash to New Boxed’s Balance Sheet	332.4	133.6
Seven Oaks’ Founder Shares(1)	45.3	45.3
Estimated Transaction Fees and Expenses	46.4	46.4
Total Uses	$974.1	$775.3

(1)
Excludes 1,940,625 shares of New Boxed common stock that will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Seven Oaks will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Boxed issuing stock for the net assets of Seven Oaks, accompanied by a recapitalization. The net assets of Seven Oaks will be stated at historical cost, with no goodwill or other intangible assets recorded.
Boxed has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Boxed’s stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios described below;

•
Boxed will appoint the majority of the New Boxed Board;

•
Boxed’s existing management will comprise the management of New Boxed;

•
Boxed’s operations will comprise the ongoing operations of New Boxed;

•
Boxed is the larger entity based on historical revenues and business operations; and

•
New Boxed will assume Boxed’s name and will assume Boxed’s headquarters.

The preponderance of evidence as described above is indicative that Boxed is the accounting acquirer in the Business Combination.
Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, a Seven Oaks Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”
Some of the risks related Boxed’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Boxed in the present tense or New Boxed from and after the Business Combination.
•
If Boxed fails to acquire new customers and retain existing customers, or fails to do so in a cost-effective manner, Boxed may be unable to increase net revenue, improve gross margins or achieve or sustain profitability.

•
Boxed has a history of operating losses and may never be able to achieve or maintain profitability.

•
Failure to effectively develop and expand our marketing and sales capabilities could harm Boxed’s ability to increase its customer base and achieve broader market acceptance of our platform.

•
Boxed operates in a rapidly evolving market and faces intense competition, especially from larger and more established companies. Boxed may lack sufficient financial or other resources to maintain or improve its competitive position.

•
The growth and performance of Boxed’s business depends on its ability to accurately predict consumer trends and seasonality, successfully introduce new products, improve existing products, attract vendors to list such products and expand Boxed’s offerings to respond to its users’ and vendors’ changing needs.

•
Boxed only recently launched our Software & Services business and has limited experience in successfully delivering such services to customers or in marketing the offering to a broader customer set. Boxed’s results of operations and future revenue prospects will be harmed if Boxed is unable to increase the adoption of its offerings.

•
The performance of Boxed’s business may be adversely affected by changes in the nature in which businesses are operated following the COVID-19 pandemic and by the timing and long-term approach toward the return to traditional workplaces and work schedules.

•
If Boxed fails to develop and successfully introduce new Software & Services offerings, or fails to maintain existing products and services that are significant to its retail partners, or if Boxed is unable to anticipate and respond to rapid changes in technology or industry trends, Boxed’s business, growth expectations, and financial condition may be materially and adversely affected.

•
Boxed may be unable to source additional, or strengthen our existing relationships with, vendors. In addition, the loss of any of Boxed’s key vendors would negatively impact our business.

•
Boxed may be unable to sustain or improve its customer loyalty offerings, which could lead to reduced customer engagement and retention, and adversely affect its business, financial condition and results of operations and rate of growth.

•
Food safety, quality, and health concerns could affect Boxed’s business.

•
If Boxed does not successfully optimize, operate and manage the expansion of the capacity of its fulfillment centers, or if Boxed loses access to one or more of its fulfillment centers, Boxed’s business, financial condition, and results of operations could be harmed.

•
Packaging and shipping products are critical parts of Boxed’s business and any changes in, or disruptions to, Boxed’s packaging and shipping vendor arrangements could adversely affect its business, financial condition, and results of operations.

•
Boxed’s business depends on network and mobile infrastructure, its third-party data center hosting facilities, other third-party providers, and Boxed’s ability to maintain and scale our technology. Any significant interruptions or delays in service on its website or mobile applications or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers or vendors. A failure to adequately resolve such defects and implement new systems could harm Boxed’s business and adversely affect our results of operations.

•
Boxed is subject to risks related to online transactions and payment methods.

•
Boxed relies on the performance of members of management and highly skilled personnel, and if Boxed is unable to attract, develop, motivate and retain well-qualified employees, including due to evolving labor dynamics, Boxed’s business could be harmed.

•
Boxed may be unable to adequately protect its brand and its other intellectual property rights. Additionally, Boxed may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of Boxed management’s efforts and attention.

•
The Convertible Notes to be issued and outstanding after consummation of the Business Combination may impact Boxed’s financial results, result in the dilution of New Boxed’s stockholders, create downward pressure on the price of New Boxed common stock, and restrict New Boxed’s ability to raise additional capital or take advantage of future opportunities.

•
Boxed is subject to extensive governmental regulation and Boxed may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and its failure to comply may result in enforcements, recalls, and other adverse actions.

•
Actual or perceived failures to comply with federal, state and international laws and regulations, Boxed’s contractual obligations, or standards and other requirements relating to privacy, data protection and consumer protection could adversely affect our business and financial condition, including by causing damage to Boxed’s reputation with customers and retail partners, or resulting in our incurring substantial additional costs or becoming subject to litigation.

•
Boxed has identified material weaknesses in its internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of Boxed’s consolidated financial statements or cause Boxed to fail to meet its periodic reporting obligations or cause its access to the capital markets to be impaired.

•
Operating as a public company will require New Boxed to incur substantial costs and will require substantial management attention. In addition, the Boxed management team has limited experience managing a public company and the requirements of being a public company may strain New Boxed’s resources, divert management’s attention and affect its ability to attract and retain additional executive management and qualified board members.
•
New Boxed may need to raise additional capital in the future to execute its business plan following the Business Combination and related transactions, which may not be available on terms acceptable to New Boxed, or at all.

Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Boxed’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of Seven Oaks’ Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF SEVEN OAKS
Seven Oaks is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.
Seven Oaks’ statement of operations data for the period from September 23, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2020 are derived from Seven Oaks’ audited financial statements included elsewhere in this proxy statement/prospectus. Seven Oaks’ statement of operations data and balance sheet data as of and for the six months ended June 30, 2021 are derived from Seven Oaks’ unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.
This information should be read in conjunction with Seven Oaks’ financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seven Oaks” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Seven Oaks.
Statement of Operations Data
		Period from September 23, 2020
	Six Months Ended June 30, 2021	(Inception) through December 31, 2020
General and administrative expenses	$2,033,014	84,565
General and administrative expenses – related party	120,000	20,000
Franchise tax expenses	71,721	54,695
Loss from operations	(2,224,735)	(159,260)
Financing costs – derivative warrant liabilities	—	(168,086)
Change in fair value of derivative warrant liabilities	555,755	(3,890,255)
Income (loss) from investments held in Trust Account	51,542	(142)
Net income	$(1,617,438)	(4,217,743)
Weighted average shares outstanding of common stock subject to possible redemption, basic and diluted	23,597,451	25,571,831
Basic and diluted net income per share, common stock subject to possible redemption	$—	—
Weighted average shares outstanding of common stock – non-redeemable, basic and diluted	8,746,299	5,767,811
Basic and diluted net income (loss) per share, common stock – non-redeemable	$(0.18)	(0.73)
Balance Sheet Data	June 30, 2021	December 31, 2020
Total assets	$260,319,739	$261,273,723
Total liabilities	$23,289,058	$22,625,604
Class A common stock subject to possible redemptions	$232,030,680	$233,648,110
Total stockholders’ equity	$5,000,001	$5,000,009

SUMMARY HISTORICAL FINANCIAL INFORMATION OF BOXED
The following table sets forth summary historical financial information of Boxed for the periods and as of the dates indicated. The summary historical financial information of Boxed as of and for the years ended December 31, 2020, 2019, and 2018 was derived from the audited historical financial statements of Boxed included elsewhere in this proxy statement/prospectus. The summary historical interim financial information of Boxed as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 was derived from the unaudited condensed consolidated financial statements of Boxed included elsewhere in this proxy statement/prospectus and has been prepared on a consistent basis as the audited consolidated financial statements. In the opinion of Boxed’s management, the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial statement information in those statements.
The following summary historical financial information should be read together with Boxed’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Boxed’s financial statements and the related notes. Boxed’s historical results are not necessarily indicative of the results that may be expected in the future, and Boxed’s results as of and for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any other period.
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands except for share and per share data)
Consolidated Statement of Operation Data:
Net revenue	$83,208	$103,066	$187,174	$173,993	$140,236
Cost of sales	(73,160)	(90,146)	(161,271)	(164,091)	(133,524)
Gross profit	10,048	12,920	25,903	9,902	6,712
Advertising expense	(9,445)	(1,207)	(4,912)	(20,703)	(12,218)
Selling, general, and administrative expense	(26,046)	(26,384)	(49,678)	(54,892)	(44,724)
Loss of operations	(25,443)	(14,671)	(28,687)	(65,693)	(50,230)
Other income (expense), net	1,070	(4,795)	(5,750)	291	(96)
Loss before income taxes	(24,373)	(19,466)	(34,437)	(65,402)	(50,326)
Provision for income taxes	—	—	—	—	—
Net loss	$(24,373)	$(19,466)	$(34,437)	$(65,402)	$(50,326)
Net loss per common share attributable to common stockholders – basic and diluted	$(2.32)	$(1.93)	$(3.61)	$(6.83)	$(5.10)
Weighted average common shares used to compute net loss per share attributable to common stockholders – basic and diluted	9,925,159	9,834,428	9,842,737	9,750,682	9,695,257

	As of June 30, 2021	As of December 31,
		2020	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$13,241	$30,043	$12,890
Total assets	42,514	59,665	47,920
Total liabilities	49,186	42,906	40,678
Total convertible preferred stock	323,868	325,201	282,185
Total stockholders’ deficit	(330,540)	(308,442)	(274,943)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Transactions (as defined in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus). Under both the no redemptions and the maximum redemptions scenario, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Seven Oaks will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Boxed issuing stock for the net assets of Seven Oaks, accompanied by a recapitalization. The net assets of Seven Oaks will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on June 30, 2021. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2021 and the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2020.
The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of Seven Oaks appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of Seven Oaks and Boxed for the applicable periods included in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of Seven Oaks and the historical balance sheet of Boxed on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statements of operations of Seven Oaks and Boxed for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical statements of operations of Seven Oaks and Boxed for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020:
•
Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger, changing its name to “Boxed, LLC”, as a wholly-owned subsidiary of Seven Oaks, which will change its name to “Boxed, Inc.”;

•
The value of the aggregate equity consideration to be paid to Boxed’s equityholders in the Business Combination will be equal to $550,000,000. At the Closing, each outstanding share of common stock and preferred stock of Boxed will be cancelled and converted into the right to receive a number of shares of New Boxed common stock equal to the product determined by multiplying each outstanding share of Boxed capital stock by the Exchange Ratio, which product shall be rounded down to the nearest whole share. Current Boxed equityholders will receive an aggregate of 55,000,000 shares of New Boxed common stock on a fully diluted, net exercise basis;

•
At the Closing, each option to purchase Boxed common stock, whether vested or unvested, will be assumed and converted into an option to purchase a number of shares of New Boxed common stock in the manner set forth in the Business Combination Agreement.

•
The 6,468,750 shares of Seven Oaks Class B common stock will convert at the Closing to an equal number of shares of New Boxed common stock. Of those shares, 4,528,125 will be fully vested at the Closing, and 1,940,625 will be subject to certain vesting conditions during the time period between the Closing Date and the five-year anniversary of the Closing Date (“Earnout Period”), as outlined below. The shares subject to vesting will be considered outstanding for legal purposes prior the achievement of the vesting conditions but will not be considered outstanding for accounting purposes until such vesting conditions are achieved, as described below:
•
50% of the unvested shares shall vest (and shall thereafter no longer be subject to forfeiture) upon the occurrence of Triggering Event I. “Triggering Event I” means the date, prior to the expiration of the Earnout Period, on which the New Boxed’s common stock’s last sale price on NYSE as reported by Bloomberg is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date;

•
50% of the unvested shares shall vest (and shall thereafter no longer be subject to forfeiture) upon the occurrence of Triggering Event II. “Triggering Event II” means the date, prior to the expiration of the Earnout Period, on which the New Boxed’s common stock’s last sale price on NYSE as reported by Bloomberg is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date;

•
The PIPE Investors have agreed to purchase immediately prior to the Closing 3,250,000 newly issued shares of Seven Oaks Class A common stock for an aggregate purchase price equal to $32.5 million, contingent upon, among other things, the Closing; and

•
The Convertible Note Investors have agreed to purchase immediately prior to the Closing $87,500,000 in principal amount of newly issued convertible notes from Seven Oaks which may, at any time, be converted at the option of the holder for shares of New Boxed common stock at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually. Such purchase is contingent upon, among other things, the Closing.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Boxed’s and Seven Oaks’ financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New Boxed.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:
•
Assuming No Redemptions:   This scenario assumes that no Public Stockholders of Seven Oaks exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions:   This scenario assumes that Public Stockholders holding 19,875,000 Public Shares will exercise their redemption rights for approximately $198.8 million of funds in the Trust Account, which is the maximum amount of redemptions while still satisfying the condition to the consummation of the Business Combination that Seven Oaks has funds at the closing of the Business Combination of at least $175.0 million (assuming Seven Oaks Transaction Expenses of $5.0 million).

(in thousands, except for per share information)	Assuming No Redemptions	Assuming Maximum Redemptions
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data Six Months Ended June 30, 2021
Net revenue	$83,208	$83,208
Basic and diluted net loss per common share	$(0.34)	$(0.44)
Weighted average shares outstanding, basic and diluted	88,653,125	68,778,125
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data Year Ended December 31, 2020
Net revenue	$187,174	$187,174
Basic and diluted net loss per common share	$(0.70)	$(0.90)
Weighted average shares outstanding, basic and diluted	88,653,125	68,778,125
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2021
Total assets	$376,425	$177,675
Total liabilities	$166,258	$166,258
Total shareholders’ equity	$210,167	$11,417

COMPARATIVE PER SHARE DATA
The following table sets forth selected historical comparative unit and share information for Seven Oaks and Boxed, respectively, and unaudited pro forma condensed combined per share information of Seven Oaks after giving effect to the Business Combination, assuming two redemption scenarios as follows:
•
Assuming No Redemptions:   This scenario assumes that none of the Seven Oaks Stockholders exercise redemption rights with respect to their Public Shares.

•
Assuming Maximum Redemptions:   This scenario assumes that Seven Oaks’ public stockholders holding 19,875,000 Public Shares exercise their redemption rights, which is the maximum amount of redemptions while still satisfying the Minimum Cash Condition of $175.0 million (assuming Seven Oaks Transaction Expenses of $5.0 million).

The pro forma book value, weighted average shares outstanding, and net earnings per share information reflects the Business Combination, assuming the shares of New Boxed were outstanding since January 1, 2020.
This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the audited and unaudited historical financial statements of Seven Oaks and Boxed and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Seven Oaks and Boxed pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Seven Oaks and Boxed would have been had the companies been combined during the period presented.
	Historical		Pro Forma Combined		Equivalent Pro Forma Combined(3)
	Giddy Inc. d/b/a Boxed	Seven Oaks Acquisition Corp.	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Six Months Ended June 30, 2021
Book value per share, basic and diluted(1)	$(33.27)	$0.55	$2.37	$0.17	$2.27	$0.16
Net loss per share, basic and diluted(2)	$(2.32)	—	—	—	—	—
Net loss per share, common stock subject to possible redemption , basic and diluted(2)	—	$—	—	—	—	—
Net income per share, common stock – non- redeemable, basic and diluted(2)	—	$(0.18)	$(0.34)	$(0.44)	$(0.34)	$(0.44)

(1)
Book value per common share is calculated as total equity divided by:

•
Common shares outstanding at June 30, 2021 for Boxed and Seven Oaks; and

•
Common shares outstanding at June 30, 2021 for the pro forma information.

(2)
Net (income) loss per common share is based on:

•
Weighted average number of common shares outstanding for the six months ended June 30, 2021 for Boxed and Seven Oaks; and

•
Weighted average number of common shares outstanding for the six months ended June 30, 2021 for the pro forma information.

(3)
Equivalent pro forma book value is equal to pro forma book value multiplied by the Exchange Ratio as of June 30, 2021 (0.9569)

	Historical		Pro Forma Combined		Equivalent Pro Forma Combined
	Giddy Inc. d/b/a Boxed	Seven Oaks Acquisition Corp.	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Year Ended December 31, 2020
Book value per share, basic and diluted(1)	$(31.19)	$0.56	$2.37	$0.17	$2.27	$0.16
Net loss per share, basic and diluted(2)	$(3.61)	—	—	—	—	—
Net loss per share, common stock subject to possible redemption, basic and diluted(2)	—	$—	—	—	—	—
Net loss per share, common stock – non-redeemable, basic and diluted(2)	—	$(0.73)	$(0.70)	$(0.90)	$(0.70)	$(0.90)

(1)
Book value per common share is calculated as total equity divided by:

•
Common shares outstanding at December 31, 2020 for Boxed and Seven Oaks; and

•
Common shares outstanding at December 31, 2020 for the pro forma information.

(2)
Net loss per common share is based on:

•
Weighted average number of common shares outstanding for the year ended December 31, 2020 for Boxed and Seven Oaks; and

•
Weighted average number of common shares outstanding for the year ended December 31, 2020 for the pro forma information.

(3)
Equivalent pro forma book value is equal to pro forma book value multiplied by the Exchange Ratio as of June 30, 2021 (0.9569)

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Seven Oaks
Market Price and Ticker Symbol
Seven Oaks’ units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “SVOKU,” “SVOK,” and “SVOKW,” respectively.
The closing price of Seven Oaks’ units, Class A common stock and public warrants on June 11, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.25, $9.81 and $1.00, respectively. As of        , 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $    , $      and $     , respectively.
Holders
There is one (1) holder of record of our units, one (1) holder of record of Seven Oaks Class A common stock, two (2) holders of record of Seven Oaks Class B common stock and one (1) holder of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Seven Oaks Class A common stock and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Seven Oaks has not paid any cash dividends on Seven Oaks common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Boxed’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Boxed Board at such time.
Boxed
There is no public market for shares of Boxed’s securities. For information regarding Boxed’s liquidity and capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed — Liquidity and Capital Resources.”

RISK FACTORS
Risks Relating to Seven Oaks and the Business Combination
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Seven Oaks prior to the consummation of the Business Combination and to the business of New Boxed and its subsidiaries following the consummation of the Business Combination. We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.
Directors and officers of Seven Oaks have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the Seven Oaks Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, Seven Oaks Stockholders should be aware that directors and officers of Seven Oaks have interests in the Business Combination that may be different from, or in addition to, the interests of Seven Oaks Stockholders. These interests include:
•
If we are unable to complete our initial business combination by December 22, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Seven Oaks Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by December 22, 2022. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. In addition, given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Private Placement Warrants, even if the trading price of the New Boxed common stock after the Closing is as low as $1.28 per share.

•
Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,587,500 Private Placement Warrants at a price of $1.00 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on December 22, 2020, for one share of New Boxed common stock at $11.50 per share. If we do not consummate a business combination transaction by December 22, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $    million based upon the closing price of $    per warrant on Nasdaq on   , 2021.

•
Our Sponsor, officers and directors will lose their entire investment of $5,612,500 in us if we do not complete a business combination by December 22, 2022. In addition, given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Private Placement Warrants, even if the trading price of the New Boxed common stock after the Closing is as low as $1.28 per share. Certain of our officers and directors may continue to serve as officers and/or directors of New Boxed after the Closing. As such, in the future they will determine the compensation paid to New Boxed’s directors and/or officers.
•
Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Seven Oaks fails to complete a business combination by December 22, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

•
Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to Seven Oaks and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Seven Oaks from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

The foregoing interests, and those set forth in more detail below, present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. You should consider these interests when evaluating the Business Combination and the recommendation of the Seven Oaks Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the Seven Oaks Stockholders.
We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our Initial Public Offering in December 2020. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the affected periods.
To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our consolidated financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents, and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the Warrants we issued in connection with the December 2020 initial public offering, see “Note 2 — Restatement of Previously Issued Financial Statements” to the accompanying consolidated financial statements.
Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.
Our public warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our Seven Oaks Class A common stock or may make it more difficult for us to consummate an initial business combination.
We account for the public warrants as derivative warrant liabilities. At each reporting period (1) the accounting treatment of the public warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the public warrants and Private Placement Warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our Seven Oaks Class A common stock. In addition, potential targets may seek a special purpose acquisition company that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for us to consummate an initial business combination with a target business.

The SEC issued guidance on the application of warrant accounting guidance which required that our warrants be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of our previously issued financial statements.
On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance, our warrants were accounted for as equity within our balance sheet, and after discussion and evaluation, including with our independent auditors, we have concluded that our warrants should be presented as liabilities with subsequent fair value remeasurement. Therefore we conducted a valuation of our warrants and restated our previously issued financial statements, which resulted in unanticipated costs and diversion of management resources and may result in potential loss of investor confidence. Although we have now completed the restatement, we cannot guarantee that we will have no further inquiries from the SEC or NYSE regarding our restated financial statements or matters relating thereto.
Any future inquiries from the SEC or NYSE as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself.
The restatement of our financial statements in May 2021 has subjected us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings.
As a result of the restatement of our financial statements, we have become subject to additional risks and uncertainties, including, among others, increased professional fees and expenses and time commitment that may be required to address matters related to the restatements, and scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in Seven Oaks’ reported financial information and could subject Seven Oaks to civil or criminal penalties or shareholder litigation. Seven Oaks could face monetary judgments, penalties or other sanctions that could have a material adverse effect on Seven Oaks’ business, financial condition and results of operations and could cause its stock price to decline.
Seven Oaks’ Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The Initial Stockholders own 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
The Sponsor is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event a business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Business Combination.
If the Business Combination or another business combination are not consummated by Seven Oaks within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Seven Oaks for services rendered or contracted for or products sold to Seven Oaks. If Seven Oaks consummates a business combination, including the Business Combination, on the other hand, Seven Oaks will be liable for all such claims. Neither Seven Oaks nor the Sponsor has any reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to Seven Oaks. Please see the section entitled “Business of Seven Oaks — Liquidation if No Business Combination” for further information.
These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Business Combination and to continue to pursue such Business Combination. Each of Messrs. Matthews and Hauser has an indirect economic interest in the Founder Shares and Private Placement Warrants purchased by the Sponsor as a result of his or her membership interest in the Sponsor. In considering the recommendations of the Seven Oaks Board to vote for the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, the Seven Oaks Stockholders should consider these interests.
The Initial Stockholders may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
The Initial Stockholders may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
In the event that the Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Warrants will become exercisable for New Boxed common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 12,937,500 outstanding public warrants to purchase 12,937,500 shares of New Boxed common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on December 22, 2020. In addition, there will be 5,587,500 Private Placement Warrants outstanding exercisable for 5,587,500 shares of New Boxed common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Boxed common stock will be issued, which will result in dilution to the holders of New Boxed common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Boxed common stock, the impact of which is increased as the value of our stock price increases.
We may amend the terms of the public warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of the public warrants could be increased, the public warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of New Boxed common stock purchasable upon exercise of a public warrant could be decreased, all without any particular public warrantholder’s approval.
Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity, mistake (including to conform the warrant agreement to the description thereof herein) or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least

50% of the then outstanding public warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of New Boxed common stock purchasable upon exercise of a warrant. Our initial stockholders may purchase public warrants with the intention of reducing the number of public warrants outstanding or to vote such warrants on any matters submitted to warrantholders for approval, including amending the terms of the public warrants in a manner adverse to the interests of the registered holders of public warrants. While our initial stockholders have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for such transactions, there is no limit on the number of our public warrants that our Initial Stockholders may purchase and it is not currently known how many public warrants, if any, our Initial Stockholders may hold at any time during which the terms of the public warrants may be proposed to be amended.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
New Boxed will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Boxed common stock equals or exceeds $10.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New Boxed, New Boxed may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees, provided that, if the closing price of the New Boxed common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Boxed sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants much also be concurrently called for redemption on the same terms as the outstanding public warrants.
In addition, New Boxed may redeem your warrants after they become exercisable for a number of shares of New Boxed common stock determined based on the redemption date and the fair market value of New Boxed common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out- of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.
While Seven Oak’s stock has not exceeded the $10.00 per share threshold at which public warrants would become redeemable since the announcement of the Business Combination, there is no assurance that the price of New Boxed common stock will not exceed the threshold. In the event the Company determined to redeem the public warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Company’s posting of the redemption notice to DTC.

The Seven Oaks Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.
The Seven Oaks Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination with Boxed. In analyzing the Business Combination, the Seven Oaks Board and management conducted due diligence on Boxed and researched the industry in which Boxed operates and concluded that the Business Combination was fair to and in the best interest of Seven Oaks and Seven Oaks Stockholders. Accordingly, investors will be relying solely on the judgment of the Seven Oaks Board in valuing Boxed’s business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact Seven Oaks’ ability to consummate the Business Combination or adversely affect Seven Oaks’ liquidity following the consummation of the Business Combination.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New Boxed common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
Our stockholders will experience immediate dilution as a consequence of the issuance of New Boxed common stock as consideration in the Business Combination and may experience significant additional dilution following the Business Combination.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Seven Oaks’ Initial Stockholders and public stockholders will hold 32,343,750 shares of New Boxed common stock, or 38.2% of the outstanding common stock. Assuming that our public stockholders holding 19,875,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Seven Oaks’ Initial Stockholders and public stockholders will hold 12,468,750 shares of New Boxed common stock, or 13.7% of the outstanding common stock.
There are currently outstanding an aggregate of 18,525,000 warrants to acquire Seven Oaks Class A common stock, which consist of 5,587,500 Private Placement Warrants held by Seven Oaks’ Initial Stockholders at the time of Seven Oaks’ Initial Public Offering and 12,937,500 public warrants. Each of Seven Oaks’ outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on December 22, 2020, for one share of Seven Oaks Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Seven Oaks Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 18,525,000 shares, with approximately $213,037,500 paid to us to exercise the warrants. There are also    shares of New Boxed common stock that will be available for issuance under the Incentive Award Plan, which will initially be equal to    and    shares of New Boxed common stock that will be available for issuance under the ESPP, which will initially be equal to    . There are also up to 7,291,666 shares of New Boxed common stock that may be issued upon conversion of $87.5 million in convertible notes to be purchased pursuant to the Convertible Note Subscription Agreements.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although Seven Oaks has conducted due diligence on New Boxed, Seven Oaks cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Seven Oaks’ or New Boxed’s control will not later arise. As a result, New Boxed may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Boxed reports charges of this nature could contribute to negative market perceptions about New Boxed or its securities. In addition, charges of this nature may cause New Boxed to violate net worth or other covenants to which it may be subject. Accordingly, any Seven Oaks Stockholder who chooses to remain a stockholder of New Boxed following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Seven Oaks’ officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Seven Oaks’ securities prior to the Closing may decline. The market values of Seven Oaks’ securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Seven Oaks Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Seven Oaks’ Class A common stock, the market value of New Boxed common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of New Boxed’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New Boxed and trading in the shares of Seven Oaks’ Class A common stock has not been active. Accordingly, the valuation ascribed to New Boxed in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Boxed securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Boxed securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New Boxed’s securities may include:
•
actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•
changes in the market’s expectations about New Boxed’s operating results;

•
success of competitors;

•
operating results failing to meet the expectations of securities analysts or investors in a particular period;

•
changes in financial estimates and recommendations by securities analysts concerning New Boxed or the industry in which New Boxed operates in general;

•
operating and stock price performance of other companies that investors deem comparable to New Boxed;

•
ability to market new and enhanced products and services on a timely basis;

•
changes in laws and regulations affecting our business;

•
commencement of, or involvement in, litigation involving New Boxed;

•
changes in New Boxed’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•
the volume of shares of New Boxed common stock available for public sale;

•
any major change in the New Boxed Board or management;

•
sales of substantial amounts of New Boxed common stock by our or New Boxed’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•
general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NYSE specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Boxed could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
New Boxed’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Boxed’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
There can be no assurance that New Boxed common stock issued in connection with the Business Combination will be approved for listing on NYSE following the Closing, or that New Boxed will be able to comply with the continued listing standards of NYSE.
New Boxed common stock and warrants are expected to be listed on NYSE following the Business Combination. New Boxed’s continued eligibility for listing may depend on the number of our shares that are redeemed in connection with the Business Combination. If, after the Business Combination, NYSE delists New Boxed common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
•
a limited availability of market quotations for our securities;

•
a determination that New Boxed common stock is a “penny stock,” which will require brokers trading in New Boxed common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Boxed common stock;

•
a limited amount of analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by        , New York City time, on        , 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The ability of Seven Oaks Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $175.0 million of aggregate cash proceeds available from the Trust Account and the Private Placement, after giving effect to redemptions of public shares, if any, and the Seven Oaks Transaction Expenses. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
Seven Oaks’ directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Seven Oaks’ stockholders’ best interest.
In the period leading up to Closing, events may occur that, pursuant to the Business Combination Agreement, would require Seven Oaks to agree to amend the Business Combination Agreement, to consent to certain actions taken by Boxed or to waive rights that Seven Oaks is entitled to under, or conditions of, the Business Combination Agreement. Such events could arise because of changes in the course of Boxed’s business, a request by Boxed to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Boxed’s business and would entitle Seven Oaks to terminate the Business Combination Agreement. In any of such circumstances, it would be at Seven Oaks’ discretion, acting through the Seven Oaks Board, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for Seven Oaks and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Seven Oaks does not believe there will be any material changes or waivers that Seven Oaks’ directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further shareholder approval, Seven Oaks will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Unless an extension of the completion window is sought, if Seven Oaks is unable to complete the Business Combination or another initial business combination by December 22, 2022, Seven Oaks will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Seven Oaks Board, dissolving and liquidating. In such event, third parties may bring claims against Seven Oaks and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.
Under the terms of Seven Oaks’ current certificate of incorporation, Seven Oaks must complete a business combination before the end of the completion window, or Seven Oaks must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Seven Oaks Board, dissolving and liquidating. In such event, third parties may bring claims against Seven Oaks. Although Seven Oaks has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Seven Oaks’ public stockholders. If Seven Oaks is unable to complete a business combination within the completion window, the Sponsor has agreed that it will be liable to Seven Oaks if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company and, therefore, Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if Seven Oaks is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Seven Oaks otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Seven Oaks may not be able to return to its public stockholders at least $10.00 per share.
Seven Oaks’ stockholders may be held liable for claims by third parties against Seven Oaks to the extent of distributions received by them.
If Seven Oaks is unable to complete the Business Combination or another business combination within the completion window, Seven Oaks will (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining the Seven Oaks Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and our warrants will expire worthless. See “— Unless an extension of the completion window is sought, if Seven Oaks is unable to complete the Business Combination or another initial business combination by December 22, 2022, Seven Oaks will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Seven Oaks Board, dissolving and liquidating. In such event, third parties may bring claims against Seven Oaks and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.” and other risk factors in this section.
Seven Oaks cannot assure you that it will properly assess all claims that may be potentially brought against Seven Oaks. As such, Seven Oaks’ stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Seven Oaks cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by Seven Oaks.
If Seven Oaks is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Seven Oaks’ stockholders. Furthermore, because Seven Oaks intends to distribute the proceeds held in the Trust Account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Seven Oaks Board may be viewed as having breached their fiduciary duties to Seven Oaks’ creditors and/or may have acted in bad faith, and thereby exposing itself and Seven Oaks to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Seven Oaks cannot assure you that claims will not be brought against it for these reasons.
Activities taken by existing Seven Oaks stockholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on Seven Oaks’ securities.
At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Seven Oaks or its securities, the Sponsor, directors, officers, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Seven Oaks’ common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on Seven Oaks’ securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the special meeting.
Seven Oaks and Boxed have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Seven Oaks if the Business Combination is not completed.
Seven Oaks and Boxed expect to incur significant transaction and transition costs associated with the Business Combination and operating as a public company following the Closing. Seven Oaks and Boxed may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by New Boxed following the Closing. As disclosed in Note 2(a) to the Unaudited Pro Forma Condensed Combined Financial Information, expected transaction costs in consummating the Business Combination and related transactions are approximately $37.4 million, approximately $14.9 million of which are attributable to Seven Oaks and approximately $22.5 million of which are attributable to Boxed. Even if the Business Combination is not completed, Seven Oaks expects to incur approximately $     million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Seven Oaks if the Business Combination is not completed.
If Seven Oaks’ due diligence investigation of the Boxed business was inadequate, then stockholders of Seven Oaks following the Business Combination could lose some or all of their investment.
Even though Seven Oaks and its advisors conducted a due diligence investigation of the Boxed business, Seven Oaks cannot be sure that this diligence uncovered all material issues that may be present inside the Boxed business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Boxed business and outside of its control will not later arise. If Seven Oaks’ due diligence investigation of the Boxed business was inadequate, then the performance of New Boxed following the Closing could suffer and stockholders could lose some or all of their investment.
There are risks to our public stockholders who are not affiliates of the Sponsor of becoming stockholders of New Boxed through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.
Our stockholders should be aware that there are risks associated with New Boxed becoming publicly traded through the Business Combination with Seven Oaks (a special purpose acquisition company) instead of through an underwritten offering, including that investors will not receive the benefit of any independent review of Boxed’s finances and operations, including its projections.
Underwritten public offerings of securities are subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority, Inc. (FINRA) and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by underwriters in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.
There could also be more volatility in the near-term trading of New Boxed common stock following the consummation of the Business Combination as compared to an underwritten public offering of its common stock, including as a result of the lack of a lock-up agreement between any underwriter and certain investors. For example, the PIPE Investors will not enter into lock-up agreements restricting the sale of shares of common stock acquired by the PIPE Investors in connection with the consummation of the Business Combination following the consummation of the Business Combination, which restriction on resales might typically be in effect following an initial underwritten public offering of common stock. Our PIPE Investors will instead have the benefit of a resale registration statement that we are required to file with the SEC within 30 calendar days after the consummation of the Business Combination and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 65th calendar day (or 90th calendar day if the SEC notifies us that it will “review” the registration statement) following the Closing and (ii) the 5th business day after the date we are notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. The sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Boxed common stock and/or lead to declines in the market price of New Boxed common stock, as compared to an underwritten public offering.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Seven Oaks Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Seven Oaks does not complete the Business Combination, Seven Oaks could be subject to several risks, including:
•
the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•
negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•
the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Some provisions of the Proposed Charter and Delaware law may have anti-takeover effects that could discourage an acquisition of New Boxed by others, even if an acquisition would be beneficial to New Boxed’s stockholders, and may prevent attempts by New Boxed’s stockholders to replace or remove New Boxed’s current management.
Provisions in the Proposed Charter, as well as provisions of the DGCL, could make it more difficult for a third party to acquire New Boxed or increase the cost of acquiring New Boxed, even if doing so would benefit New Boxed’s stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:
•
The New Boxed Board is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;

•
nothing in the Proposed Charter precludes future issuances without stockholder approval of the authorized but unissued shares of New Boxed common stock;

•
advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•
New Boxed’s stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•
only New Boxed’s chairman of the board of directors, New Boxed’s chief executive officer, New Boxed’s president or a majority of the New Boxed Board are authorized to call a special meeting of stockholders;

•
no provision in the Proposed Charter or the Proposed Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•
certain amendments to the Proposed Charter will require the approval of two-thirds of the then outstanding voting power of New Boxed capital stock;

•
the Proposed Bylaws will provide that the affirmative vote of two-thirds of the voting power of the then-outstanding shares of voting stock of New Boxed, voting as a single class, is required for stockholders to amend or adopt any provision of New Boxed’s bylaws;

•
the Proposed Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of New Boxed common stock; and

•
certain litigation against New Boxed can only be brought in Delaware.

The Proposed Charter states that New Boxed shall not engage in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•
the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the New Boxed Board prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the New Boxed Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of New Boxed. These provisions could also discourage proxy contests and make it more difficult for New Boxed’s stockholders to elect directors of their choosing and cause New Boxed to take corporate actions other than those New Boxed’s stockholders desire. See “Description of New Boxed Securities.”
The Proposed Charter and Proposed Bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by New Boxed’s stockholders, which could limit New Boxed’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Boxed.
The Proposed Charter and Proposed Bylaws provide that, to the fullest extent permitted by law, and unless New Boxed consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court thereof will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on New Boxed’s behalf, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed to New Boxed or its stockholders by any of its current or former directors, officers, employees, agents or stockholders, (iii) any action asserting a claim against New Boxed or any of its current or former directors, officers, employees, agents or stockholders arising under the DGCL, the Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim related to or involving New Boxed that is governed by the internal affairs doctrine.
Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Unless New Boxed consents in writing to the selection of an alternative forum, the Proposed Charter and Proposed Bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
These provisions may have the effect of discouraging lawsuits against New Boxed’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Proposed Charter and Proposed Bylaws to be inapplicable or unenforceable in such action.
Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, New Boxed may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which that could have a significant negative effect on New Boxed’s financial condition, results of operations and New Boxed’s stock price, which could cause you to lose some or all of your investment.
Going public through a merger rather than an underwritten offering, as Boxed is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although Seven Oaks has conducted due diligence on the Boxed business, Seven Oaks cannot assure you that this due diligence has identified all material issues that may be present in Boxed’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Boxed’s business and outside of Seven Oaks’ and Boxed’s control will not later arise. As a result of these factors, New Boxed may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Seven Oaks’ due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Seven Oaks’ preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Boxed’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about New Boxed or its securities. Accordingly, any of Seven Oaks’ current stockholders who choose to remain stockholders of New Boxed following the Business Combination could suffer a reduction in the value of their shares and these stockholders are unlikely to have a remedy for the reduction in value.
The underwriter has a potential conflict of interest regarding the Business Combination.
Jones was an underwriter in Seven Oaks’ Initial Public Offering, and, upon consummation of the Business Combination, the underwriters of the Initial Public Offering are entitled to $9.1 million of deferred underwriting commissions. The underwriters of Seven Oaks have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event Seven Oaks does not complete an initial business combination within 24 months of the closing of the Initial Public Offering. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and Seven Oaks is therefore required to be liquidated, the underwriters of the Initial Public Offering, including Jones, will not receive any of the deferred underwriting commission and such funds will be returned to Seven Oaks’ public stockholders upon its liquidation.

In addition, under the terms of Jones’ engagement, Seven Oaks agreed to reimburse Jones for its reasonable out-of-pocket expenses, including the fees and disbursements of its outside attorneys, and to indemnify Jones and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its engagement.
Jones therefore has an interest in Seven Oaks completing a business combination that will result in the payment of the deferred underwriting commission to the underwriters of the Initial Public Offering, including Jones. In considering approval of the Business Combination, Seven Oaks Stockholders should consider the role of Jones in light of the deferred underwriting commission Jones is entitled to receive if the Business Combination is consummated within 24 months of the closing of the Initial Public Offering.
Risks Relating to Boxed’s Business and to New Boxed’s Business Following the Business Combination
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Boxed and its subsidiaries prior to the consummation of the Business Combination and to the business of New Boxed and its subsidiaries following the consummation of the Business Combination. The following risk factors will apply to Boxed’s business and operations following the completion of the Business Combination. The risks described below are not the only risks Boxed faces or that New Boxed may face. Additional risks that are presently unknown or that are currently believed not to be material may also significantly affect Boxed’s or New Boxed’s business, financial condition, results of operations or reputation. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including Boxed’s consolidated financial statements and related notes.
Risks Related to Our Business and Operations
If we fail to acquire new customers and retain existing customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenue, improve gross margins or achieve or sustain profitability.
Our success depends on our ability to acquire new customers and retain existing customers and to do so in a cost-effective manner. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their household and business essentials in bulk from other retailers such as traditional brick-and-mortar retailers, the websites of our competitors, or our vendors’ own websites. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers.
The paid marketing channels we invest in include search engine marketing, direct mail, display, television, radio and magazine advertising, paid social media and product placement. We drive a significant amount of traffic to our website via search engines and, therefore, rely on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results.
We also drive a significant amount of traffic to our website via social networking or other e-commerce channels used by our current and prospective customers. As social networking and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new customers and our financial condition would be materially and adversely affected. Additionally, if we fail to increase our net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement, our business, financial condition, and results of operations could be materially and adversely affected.
We cannot assure you that the net revenue from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, if we fail to offer products consumers purchase regularly or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency and drive beneficial network effects with our vendors. Consequently, our prices may increase, or may not decrease to levels sufficient to maintain customer interest, our net revenue may decrease and our gross margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.
Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If we are not able to generate traffic to our website through our marketing efforts, our ability to attract new customers may be impaired.
Our ability to increase our customer base and achieve broader market acceptance of our e-commerce platform will depend on, among other things, our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs, including social media, search engine and other online advertising. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. The ability to spend on sales and marketing programs will be impacted by available cash from operations with any reduction in marketing spend having potential negative consequences of lower customer acquisition and retention. Further, business and operating results will be harmed if our sales and marketing efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.
If the cost of marketing our platform over social media, search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our advertising costs and result in decreased traffic to our website.
Furthermore, search engines and digital marketing platforms may change their advertising policies from time to time. If these policies delay or prevent us from advertising through these channels, it could result in reduced traffic to our website and subscriptions to our platform. New search engines and other digital marketing platforms may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and digital marketing platforms. If we are not able to achieve prominence through advertising or otherwise on these new platforms, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be adversely affected.
If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.
We believe maintaining and growing our brand is important to supporting continued acceptance of our existing and future offerings, attracting new customers to our platform, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts and special initiatives, our ability to provide a reliable and useful platform, including online and mobile applications, to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platform. Additionally, our partners’ performance, such as that of our shipping partners or payment processor, may affect our brand and reputation if customers do not have a positive experience. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand or in generating that revenue. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.
We operate in a market that is rapidly evolving and in which we face intense competition, especially from larger and more well-established companies. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.
Our market is highly competitive and characterized by rapid changes in technology and consumer sentiment. Competition in our industry has intensified, and we expect this trend to continue as the list of our competitors grows. This competition, among other things, affects our ability to attract new users and engage our existing users.
We compete with e-commerce platforms and other retailers for vendors on our platform and vendors can sell their goods on a number of e-commerce platforms, such as Amazon.com or Walmart.com. In addition, we compete for vendors with traditional brick-and-mortar retail stores that may also have an online presence such as Costco, BJ’s Wholesale and Sam’s Club.
There are various factors that affect how vendors engage with our platform, including:
•
the number and engagement of users on our platform;

•
our fees;

•
our brand awareness;

•
our reputation;

•
the quality of our services; and

•
the functionality of our platform, including data and analytics offerings.

We also compete with retailers for the attention of users. A user has the choice of shopping with any online or offline retailer, whether large e-commerce marketplaces, such as Amazon.com, or Walmart.com, as well as more traditional discount retailers, such as Walmart, Costco and Target, or local stores or other venues or marketplaces. Many of these competitors offer low-cost or free shipping, fast shipping times, in-store pick-up alternatives, favorable return policies, and other features that may be difficult or impossible for us to match.
There are various factors that affect how users engage with our platform, including:
•
our brand awareness and recognition;

•
our reputation;

•
the prices of goods sold on our platform;

•
the functionality of our platform;

•
ease of payment;

•
shipping terms; and

•
the breadth of the products sold on our platform.

Some of our competitors have, and potential competitors may have, longer operating histories, greater financial, technical, marketing, institutional and other resources, faster shipping times, lower-cost shipping, larger databases, greater name and brand recognition, or a larger base of users or vendors than we do. They may devote greater resources to the development, marketing, and promotion of their services than we do, and they may offer lower pricing or free shipping to the users on their platforms. These factors may allow our competitors to derive greater revenue and profits from their existing user and vendor bases, acquire users at lower costs or respond more quickly than we can to new or emerging technologies and changes in trends and consumer shopping behavior. If we are unable to compete successfully, or if competing successfully requires us to expend greater resources, our financial condition and results of operations could be adversely affected.
The growth of our business depends on our ability to accurately predict consumer trends, successfully introduce new products, improve existing products, attract vendors to list such products and expand our offerings to respond to our users’ and vendors’ changing needs.
Our growth depends, in part, on our ability to successfully introduce new products and services, and improve and reposition our existing products and services to meet the requirements of our customers, both consumers and businesses. As we work to grow our Retail business, which consists of sales of retail goods to both our B2B and B2C customers (collectively, our “Retail business”), the development and introduction of innovative new products and services and expansion into new offerings involves considerable costs. In addition, it may be difficult to establish new vendor relationships and determine appropriate product selection when developing a new product, service or offering. Any new product, service or offering may not generate sufficient customer interest and sales to become profitable or to cover the costs of its development and promotion and, as a result, may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand and reputation. If we are unable to anticipate, identify, develop or market products, services or any new offerings that respond to changes in customer requirements and preferences, or if our new product or service introductions, repositioned products or services, or new offerings fail to gain customer acceptance, we may be unable to grow our business as anticipated, our sales may decline and our gross margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.
In addition, while we plan to continue to invest in the development of our business, including in the expansion of our offering of private label brand products, we may be unable to maintain or expand sales of our private label brand products for a number of reasons, including the loss of key vendors and product recalls. Maintaining consistent product quality, competitive pricing, and availability of our private label brand products for our customers is essential to developing and maintaining customer loyalty and brand awareness. Our private label brand products on average provide us with higher gross margins than the comparable third-party brand products that we sell. Accordingly, our inability to sustain the growth and sales of our private label brand offerings may materially and adversely affect our projected growth rates, business, financial condition, and results of operations.
We may be unable to accurately forecast net revenue and appropriately plan our expenses in the future.
Net revenue and results of operations are difficult to forecast because they generally depend on the number of customers we acquire, customer behavior on our platform, as well as the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of net revenue and gross margins. We cannot be sure that historical growth rates, trends, and other key performance metrics are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate lower net revenue per active customer than anticipated, either of which could have a negative impact on our business, financial condition, and results of operations.
Our Retail business is moderately seasonal and weak performance during one of our historically strong seasonal periods could have a material adverse effect on our operating results for the entire fiscal year.
Our Retail business is moderately seasonal, with a meaningful portion of our sales and promotional campaigns dedicated to back-to-school and back-to-work time periods, typically resulting in the realization of higher portions of net revenue in the first and third fiscal quarters. Due to the importance of our peak sales periods, which include the post-holiday winter and fall seasons, the first and third fiscal quarters have historically contributed, and are expected to continue to contribute, significantly to our operating results for the entire fiscal year. In anticipation of seasonal increases in sales activity during these periods, we incur additional expense prior to and during our peak seasonal periods. These expenses may include the acquisition of additional inventory, seasonal staffing needs and other similar items. As a result, any factors negatively affecting us during these periods, including adverse weather, spread of seasonal infectious diseases and unfavorable economic conditions, could have a material adverse effect on our results of operations for the entire fiscal year.
We only recently launched our Software & Services business and have limited experience in successfully delivering such services to customers or in marketing the offering to a broader customer set. Our results of operations and future revenue prospects will be harmed if we are unable to increase the adoption of our offerings.
We expect our Software & Services business, encompassing licensing of our software and technology assets, will be an increasingly important part of our offerings as we expand our business internationally. However, we have limited experience in successfully delivering or marketing these services to customers, and if we are not able to do both in a timely manner, we would fail to achieve the anticipated benefits of our Software & Services offering. Additionally, if these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, or for any other reason, our processes for supporting our customers could be impaired, our ability to communicate with our vendors could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business, financial condition, and results of operations. The success of our early operations of our Software & Services offering may significantly impact our future business, results of operations and financial condition.
In addition, the attractiveness of our platform depends, in part, on our ability to integrate third-party applications and services which our registered users desire, into their websites, or develop and offer those applications independently. Third-party application providers may change the features of their applications and platforms or alter the terms governing the use of their applications and platforms in an adverse manner. Further, third-party application providers may discontinue their engagement with us, or refuse to partner with us, or limit or restrict our access to their applications and platforms. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our platform, which could negatively impact our offerings and harm our business. Additionally, competitors may offer functionality which our registered users desire, that is better than the functionality of third-party applications or integrated solutions in our platform. If we fail to integrate our platform with new third-party applications that our registered users need for their websites or develop them independently, or adapt to the data transfer requirements of such third-party applications and platforms or any other requirements, we may not be able to offer the functionality that our registered users expect, which would negatively impact our offerings and, as a result, harm our business.
Our business will suffer if the B2C market proves less lucrative than projected or if we fail to effectively acquire and service individual B2C customers.
A majority of our revenue is generated from sales to B2C customers. Individual customers may have limited budgets and may choose to allocate resources to items other than our offerings, especially in times of economic uncertainty or recessions. We intend to continue to devote substantial resources to the B2C market, including through sales of our private label products and through sales from our direct vendors and third-party marketplace vendors. Among other things, we aim to grow our revenues by adding new consumer customers and encouraging existing customers to engage with our Boxed Up loyalty program. If the B2C market fails to be as lucrative as we project or we are unable to market and sell our services to individual customers effectively, directly or through our vendors, our ability to grow our revenues quickly and become profitable will be harmed.
If our online Retail business platform fails to perform properly or if we fail to develop enhancements to resolve performance issues or respond to other user concerns, we could lose customers or incur significant costs.
Our operations are dependent upon our ability to prevent system interruption. The applications underlying our online Retail business platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. Defects, errors, disruptions in service, cyber-attacks, or other performance problems with our software, whether in connection with the day-to-day operation, upgrades or otherwise, could result in loss of customers, lost or delayed market acceptance and sales of our platform, delays in payment to us by customers, injury to our reputation and brand, legal claims, including warranty and service claims, against us, diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.
We have found defects in our online Retail business platform and may discover additional defects in the future that could result in data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. We may not be able to detect and correct defects or errors before release. Consequently, we or our customers may discover defects or errors after our platform has been employed. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, delay or withhold payment to us, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results.
Our Software & Services operations are susceptible to risks associated with international operations and the use of our platform in various countries, including in emerging markets, as well as our ability to localize our Software & Services business in such countries.
We expect to have users worldwide, and we expect to continue to increase the volume of our operations worldwide in the future as we expand our strategic partnerships. However, our operations in various countries subject us to risks which may include:
•
difficulties related to contract enforcement, including our terms of use;

•
compliance with foreign laws and regulations applicable to cross-border operations including export controls;

•
customization of our Software & Services business to be compliant with local laws and regulations applicable to our users and their customers;

•
monitoring changes and addressing conflicting laws in areas such as consumer protection, taxation, anti-money laundering and copyright;

•
lower levels of Internet use in certain geographical locations;

•
data privacy and data localization laws that may require that user data and data of our users’ consumers be stored and processed in a designated territory;

•
tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;

•
varying economic and political climates;

•
currency exchange rates and restrictions related to foreign exchange controls;

•
different sources of competition;

•
different customer spending levels, in particular in light of the COVID-19 pandemic; and

•
lower levels of credit card use, access to online payment methods, and increased payment risks.

These factors, or other factors, may cause our international costs of doing business to exceed our expectations and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.
We are in the process of localizing our products, including the languages and currencies we use, expanding our systems to accept payments in forms that are common in those targeted markets and tailoring our customer service policies, to provide our users with a local experience and cater to their specific needs. We intend to continue our nascent international expansion efforts, including through partners who can assist us to penetrate new markets. To achieve our goals, we must hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target, or if we were to engage with a partner who is not appropriately qualified to operate in local markets. In addition, the expansion of our existing international operations and entry into additional international markets, in particular in emerging markets, has required, and will continue to require, significant management attention and financial resources, particularly in light of the COVID-19 pandemic. We may also face pressure to lower our prices to compete in emerging markets, which could adversely affect revenue derived from our international operations.
Our efforts to expand our presence in emerging markets presents challenges that are different from those associated with more developed international markets. In particular, regulations limiting the use of local credit cards and foreign currency could constrain our growth in certain countries. Additionally, in emerging markets we may face the risk of rapidly changing government policies, including with respect to bank transfers and various payment methods including offline methods, and we may encounter sudden currency devaluations. Currency controls in emerging countries may make it hard for us to repatriate collections or profits that we generated in a particular country.
These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.
Because we recognize net revenue from licensing arrangements over the term of an agreement, downturns or upturns in sales are not immediately reflected in full in our operating results.
Certain portions of our revenues are recognized over time. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from contracts entered into during previous quarters. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our solutions and service offerings are not fully reflected in our results of operations until future periods.
Changes in product costs and availability could materially and adversely affect our Retail business.
The success of our Retail business, including our B2C and B2B customer bases, depends in part on our ability to anticipate and react to changes with respect to supply costs and availability of the goods and services we make available on our mobile applications and web-based e-commerce platforms (collectively, the “Boxed Sites”) and otherwise to our customers. We are susceptible to increases in costs of such goods and services as a result of factors beyond our control, such as general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls, and government regulations.
For example, food deflation could reduce the attractiveness of the products we sell relative to competing products and thus reduce our sales growth and overall sales. On the other hand, food inflation, particularly periods of rapid inflation, could reduce our profitability as there may be a lag between the time of the price increase and the time at which we or our vendors are able to increase the price of the products we sell. Additionally, unforeseen events, such as the COVID-19 pandemic, can significantly and rapidly increase the demand for certain items, resulting in unanticipated and costly consumer behavior on the Boxed Sites and adverse customer retention when out of stock items increase with respect to highly-desired items. We generally do not have long-term supply contracts or guaranteed purchase commitments with our vendors, and we do not hedge the risk associated with purchase of commoditized products. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially and adversely affect our business.
The performance of our Retail business may be adversely affected by changes in the nature in which businesses are operated following the COVID-19 pandemic and by the timing and long-term approach toward the return to traditional workplaces and work schedules.
The COVID-19 pandemic, measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, and other restrictive orders, and the resulting changes in consumer behaviors, have disrupted our normal operations and impacted our employees, vendors, partners, and customers. We expect these disruptions and impacts to continue. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business, including transitioning certain employees (including employees that work at our corporate headquarters) to remote work-from-home arrangements and imposing travel and related restrictions. While we believe these actions were reasonable and necessary as a result of the COVID-19 pandemic, they were disruptive to our business and could adversely impact our results of operations. Given the continued spread of COVID-19, potential resurgence of infection rates as local and state governments lift their respective business restrictions and safety protocols, and the resultant personal, economic, and governmental reactions, we may have to take additional actions in the future that could harm our business, financial condition, and results of operations. Since our business relies significantly on the efficiency and productivity of our fulfillment and logistics platform, the majority of our employees continued their essential work in our fulfillment centers during the COVID-19 pandemic under advanced safety protocols. Prior to the COVID-19 pandemic, certain of our employees traveled frequently to establish and maintain relationships with one another and with our customers, vendors, and investors. We continue to monitor the situation and may adjust our current policies as more information and guidance become available. Suspending travel and doing business in-person on a long-term basis could negatively impact our marketing efforts, our ability to enter into customer contracts in a timely manner, our international expansion efforts and our ability to recruit employees across the organization. These changes could negatively impact our sales and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges, any of which could harm our business. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.
The degree to which COVID-19 will affect our Retail business and results of operations will depend on future developments that are highly uncertain and cannot be predicted. These development include but are not limited to the duration, extent, and severity of the COVID-19 pandemic and variants of the virus, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, vendors, partners, and customers. The COVID-19 pandemic and related restrictions could limit our B2B customers’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, or make timely payments to us). It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in services provided by key vendors and vendors, increase vulnerability of us and our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable effects.
The COVID-19 pandemic also has caused heightened uncertainty in the global economy. Although certain e-commerce trends have positively impacted our B2C offering during the COVID-19 pandemic, there can be no assurances that the overall trend will be sustained through the remainder of the pandemic or in subsequent periods. Additionally, if economic conditions deteriorate, business customers may delay reopening offices and encouraging employees to return to physical offices, they may not have the financial means to make purchases from us and they may delay or reduce discretionary purchases, which would further negatively impact our B2B offering and our results of operations. Our small business customers or individual customers may be more susceptible to general economic conditions than larger businesses, which may have greater liquidity and access to capital. Uncertain and adverse economic conditions also may lead to increased refunds and chargebacks. Since the impact of COVID-19 is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of New Boxed common stock.
Further, to the extent there is a sustained general economic downturn and our offerings are perceived by customers and potential customers as costly, our revenue may be disproportionately affected by delays or reductions in general spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings and related services. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations, and financial condition could be materially and adversely affected.
If we fail to develop and successfully introduce new Software & Services offerings, or fail to maintain existing products and services that are significant to our retail partners, or if we are unable to anticipate and respond to rapid changes in technology or industry trends, our business, growth expectations, and financial condition may be materially and adversely affected.
The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our long-term success will be based on our ability to identify and anticipate the needs of users of our Software & Services offerings and develop products that provide them with the tools they need to operate their businesses. Our future success in attracting new retailers and expanding our Software & Services offerings and the revenue we generate from each software and service partnership will depend on our ability to improve the look, functionality, performance, security, design and reliability of our solutions and services and to suit them to the needs of our retail partners.
We invest significant time and effort in the research and development of new and upgraded service and product offerings to serve our Software & Services users, including the development of vertical solutions for specific business segments, various design elements, such as customized colors, fonts, content and other features, and our full-stack no-code/low-code development platform, intended to attract developers to our platform, and back-office administrative tools for our partners and their third-party associates and ultimate customers. We also need to ensure the continued collaboration with certain third-party products and services that are included in our offering and that may be significant to our retail partners. It may take our design team and developers months to update, code and test new and upgraded solutions and services and integrate them into our platform. Furthermore, the introduction of these new and upgraded design features, solutions and services also may involve a significant amount of marketing spending.
If we are unable to successfully enhance our existing products to meet evolving retail partner and end user requirements and increase adoption and usage of our services and related third-party products, if we are unable to maintain existing products provided to us by third parties that may be significant to our retail partners, if our efforts to increase the usage of our services are more expensive than we expect, or if our solutions fail to achieve widespread acceptance, potential retail partners may adopt the products and services of our competitors and our revenues and competitive position could be materially and adversely affected.
We may be unable to source additional, or strengthen our existing relationships with, vendors. In addition, the loss of any of our key vendors would negatively impact our business.
In order to attract quality vendors, we must:
•
demonstrate our ability to help our vendors increase their sales;

•
offer vendors a high quality, cost-effective fulfillment process; and

•
continue to provide vendors a dynamic and real-time view of our demand and inventory needs.

If we are unable to provide our vendors with a compelling return on investment and an ability to increase their sales, we may be unable to maintain and/or expand our vendor network, which would negatively impact our business.
We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current vendors will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. An inability of our existing vendors to provide products in a timely or cost-effective manner could impair our growth and materially and adversely affect our business, financial condition, and results of operations. For instance, as a result of the disruptions resulting from the COVID-19 pandemic, some of our existing vendors were not able to supply us with products in a timely or cost-effective manner. While we believe these disruptions to be temporary, their duration is uncertain and a continued inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations.

We generally do not maintain long-term supply contracts with any of our product vendors and any of our vendors could discontinue selling to us at any time. The loss of any of our significant vendors or the discontinuance of any preferential pricing or exclusive incentives they currently offer to us would have a negative impact on our business, financial condition, and results of operations.
We continually seek to expand our base of vendors and to identify new products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, and results of operations may be adversely affected.
In addition, certain of the brands we currently purchase and offer for sale to our customers are not offered by our retailer competitors. However, we have not entered into formal exclusivity agreements with the vendors for such brands. In the event these vendors choose to enter into distribution arrangements with other retailers or other competitors, our sales could suffer and our business could be adversely affected.
Our principal vendors currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability. Similarly, if one or more of our vendors were to offer these incentives or other preferential incentives, including preferential pricing, to our competitors, our competitive strength would be reduced, which could materially and adversely affect our business, financial condition, and results of operations.
We may be unable to sustain or improve our customer loyalty offerings, which could lead to reduced customer engagement and retention, and adversely affect our business, financial condition and results of operations and rate of growth.
Our revenue growth is partially dependent on our ability to continue to improve current loyalty and subscription offerings, as well as introduce new offerings to keep our customers engaged. We believe the success of offerings such as our Prince & Spring private brand, our Boxed Up paid loyalty program, and our auto-ship subscription program help drive increased customer engagement. If we are unable to maintain and continuously improve these programs, or if we are unable to offer new additional loyalty programs, it may impact our customer retention and adversely affect our business and financial condition.
Further, customers enrolling in our loyalty programs, including our auto-ship subscription and Boxed Up programs, are able to cancel their membership at any time and may decide to cancel or forego memberships due to any number of reasons, including increased prices for that membership or for our services, quality issues with our services, harm to our reputation or brand, seasonal usage, or individuals’ personal economic pressures. Increasing governmental regulation of automatically renewing subscription programs could negatively impact our marketing of this program. A decline in the number of customers engaging in our loyalty programs could materially and adversely affect our business, results of operations and financial condition.
Food safety, quality, and health concerns could affect our business.
We could be adversely affected if customers lose confidence in the safety and quality of our vendor supplied and private label brand food products. All of our vendors are required to comply with applicable product safety laws and we are dependent upon them to ensure such compliance. One or more of our vendors, including manufacturers of our private label brand products, might not adhere to product safety requirements or our quality control standards. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. Adverse publicity about these types of concerns, whether valid or not, may discourage customers from buying the products we offer. The real or perceived sale of contaminated food products by us could result in product liability claims against our vendors or us, expose us or our vendors to governmental enforcement action or private litigation, or lead to costly recalls and a loss of customer confidence, any of which could have an adverse effect on our business, financial condition, and results of operations. We outsource the manufacturing of our private label brand products and, as a result, any issues relating to the manufacturing of such private label brand products or claims arising from any injury or illness allegedly caused by such products could adversely affect the reputation of our private label brands or our results of operations.
We outsource the manufacturing of our private brand products. As a result, our private brand business may be adversely affected by a variety of factors including, but not limited to, fluctuations in the cost and availability of raw materials, complications relating to the manufacturing process and the failure of our outsourcing partners to maintain an adequate quality-control system. Many of these factors are subject to circumstances that are beyond our control, such as the supply and demand of commodities, weather and agricultural conditions, governmental regulations and the ability to hire a sufficient number of qualified personnel. In addition, our products may be exposed to product recalls, including voluntary recalls or withdrawals, if they are alleged to cause or pose a risk of injury or illness or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products that we consider to not meet our standards, whether for palatability, appearance or otherwise, in order to protect our brand and reputation. Furthermore, we also may be subject to product liability claims if the consumption or use of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may be unable to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage, which may result in future product liability claims being uninsured. Any of these factors could negatively impact our private brand business and, consequently, adversely affect our results of operations.
If we do not successfully optimize, operate and manage the expansion of the capacity of our fulfillment centers, or if we lose access to one or more of our fulfillment centers, our business, financial condition, and results of operations could be harmed.
If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our Retail business in other ways. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers. Any unanticipated occurrences with respect to the COVID-19 pandemic, including any potential outbreak of cases or the development of a vaccine-resistant strain during the reopening of the U.S. economy by state and local governments, could cause us to experience disruptions to the operations of our fulfillment centers, which may negatively impact our ability to fulfill orders in a timely manner, which could harm our reputation, relationship with customers and results of operations.
We have designed and built our own fulfillment center infrastructure, including proprietary robotics and fulfillment software, which is designed to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and expedient manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, and results of operations.
We anticipate the need to add additional fulfillment centers as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new or expanded facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, and results of operations could be materially and adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate. Our ability to expand our fulfillment center capacity, including our ability to secure suitable facilities and recruit qualified employees, may be substantially affected by the spread of COVID-19 and its variant strains and related governmental orders and there may be delays or increased costs associated with such expansion as a result of the spread and impact of the COVID-19 pandemic. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.
Packaging and shipping products are critical parts of our Retail business and any changes in, or disruptions to, our packaging and shipping vendor arrangements could adversely affect our business, financial condition, and results of operations.
We currently rely on third-party national, regional and local logistics providers to deliver the products we offer on our website and mobile applications. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements may adversely impact our gross margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including inclement weather, fire, flood, power loss, earthquakes, pandemics, epidemics or other health-related crises, acts of war or terrorism or other events specifically impacting our or other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products through our website and mobile applications, which would adversely affect our business, financial condition, and results of operations. Further, COVID-19 and its variant strains and related governmental work and travel restrictions may cause disruptions and delays in national, regional and local shipping, which may negatively impact our customers’ experience and our results or operations. The spread of COVID-19, and any future pandemic, epidemic or similar outbreak, may disrupt our vendors and logistics providers, such as UPS, FedEx, Lone Star Overnight, OnTrac, Lasership and other third-party delivery agents, as their workers may be prohibited or otherwise unable to report to work and transporting products within certain countries, regions, states or localities may be limited due to laws, rules, orders or regulations, extended holidays, factory closures, port closures and increased border controls and closures, among other things. We may also incur higher shipping costs due to various surcharges by third-party delivery agents on retailers related to the increased shipping demand resulting from any COVID-19 outbreak and any future pandemic, epidemic or similar outbreak.
Our business depends on network and mobile infrastructure, our third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our website or mobile applications or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers or vendors. A failure to adequately resolve such defects and implement new systems could harm our business and adversely affect our results of operations.
A key element of our strategy is to generate a high volume of traffic on, and use of, our website and mobile applications. Our reputation and ability to acquire, retain and serve our customers are dependent upon the reliable performance of our website and mobile applications and the underlying network infrastructure. As our customer base and the amount of information shared on our website and mobile applications continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data center services, including those of third-party cloud providers, and equipment and related network infrastructure to handle the traffic on our website and mobile applications. The operation of these systems is complex and could result in operational failures. In some cases, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. In the event that the volume of traffic of our customers exceeds the capacity of our current network infrastructure or in the event that our customer base or the amount of traffic on our website and mobile applications grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our website and mobile applications and prevent our customers from accessing our website and mobile applications. If sustained or repeated, these performance issues could reduce the attractiveness of our products and services. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any web or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of our website or mobile applications could reduce customer satisfaction and result in a reduction in the number of customers using our products and services.
We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet and mobile access. We also use and rely on services from other third parties, such as our telecommunications services and our sole payment processor, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our customers and distributed denial-of-service (“DDoS”) attacks directed at our telecommunication service providers could prevent customers from accessing our website. In addition, we have in the past and may in the future experience down periods where our third-party credit card processor is unable to process the online payments of our customers, which would disrupt our ability to receive customer orders. Our business, financial condition, and results of operations could be materially and adversely affected if for any reason the reliability of our Internet, telecommunications, payment system and mobile infrastructure is compromised.
We currently rely upon third-party data storage providers. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our website and mobile applications are processed through, servers hosted by these providers. We also rely on e-mail service providers, bandwidth providers, Internet service providers and mobile networks to deliver e-mail and “push” communications to customers and to allow customers to access our website.
Any damage to, or failure of, our systems or the systems of our third-party data centers, including cloud storage solution providers, or our other third-party providers could result in interruptions to the availability or functionality of our website and mobile applications. As a result, we could lose customer data and miss order fulfillment deadlines, which could result in decreased sales, increased overhead costs, excess inventory and product shortages. If for any reason our arrangements with our data centers, cloud storage solution providers or other third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition, and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have designed certain of our software and computer systems so as to also utilize data processing, storage capabilities and other services. Given this, along with the fact that we cannot rapidly switch certain operations to other cloud providers, any disruption of or interference with our use of the services of our existing providers would impact our operations and our business would be adversely impacted. We could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of our third-party data centers, including cloud storage solution providers, or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our website and mobile applications.
The satisfactory performance, reliability and availability of our website, mobile applications, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as to maintain adequate customer service levels. Our net revenue depend on the number of visitors who shop on our website and mobile applications and the volume of orders that we can handle. Unavailability of our website or of our mobile applications or reduced order fulfillment performance would reduce the volume of goods sold and could also materially and adversely affect customer perception of our brand. Any slowdown or failure of our website, mobile applications or the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers.
The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, pandemic, epidemic or other health-related crisis, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our website and mobile applications. Cloud computing, in particular, is dependent upon having access to an Internet connection in order to retrieve data. If a natural disaster, pandemic (such as the COVID-19 pandemic), blackout or other unforeseen event were to occur that disrupted the ability to obtain an Internet connection, we may experience a slowdown or delay in our operations. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to our business, our operations could be impaired and our business, financial condition, and results of operations may be materially and adversely affected.
We rely significantly on the use of information technology, as well as those of our third party service providers. Our failure or the failure of third-party service providers to protect our website, networks, and systems against cybersecurity incidents, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business, financial condition, and results of operations.
As a result of our services being web-based, we collect, process, transmit and store large amounts of data about our customers, employees, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers for a variety of reasons, including storing, processing and transmitting proprietary, personal and confidential information on our behalf. While we rely on tokenization solutions licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers, advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect this data from being breached or compromised. Similarly, our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems or those of our third-party service providers. DDoS attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other cybersecurity incidents and similar disruptions that may jeopardize the security of information stored in or transmitted by our website, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems, may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and our service providers may not anticipate or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, and we may be unable to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. In addition, cybersecurity incidents can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.
Breaches of our security measures or those of our third-party service providers or any cybersecurity incident could result in unauthorized access to our website, networks and systems; unauthorized access to and misappropriation of customer and/or employee information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our website, networks or systems; deletion or modification of content or the display of unauthorized content on our website; interruption, disruption or malfunction of operations; costs relating to cybersecurity incident remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these cybersecurity incidents occur, or there is a public perception that we, or our third-party service providers, have suffered such a breach, our reputation and brand could also be damaged and we could be required to expend significant capital and other resources to alleviate problems caused by such cybersecurity incidents. As a consequence, our business could be materially and adversely affected and we could also be exposed to litigation and regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password could access the customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an material adverse effect on our business, financial condition, and results of operations. This risk is heightened as governmental authorities throughout the U.S. and around the world devote increasing attention to data privacy and security issues.
While we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Additionally, even though we continue to devote resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future cybersecurity incidents. Failure by us or our vendors to comply with data security requirements, including the California Consumer Privacy Act’s (“CCPA”) new “reasonable security” requirement in light of the private right of action, or rectify a security issue may result in class action litigation, fines and the imposition of restrictions on our ability to accept payment cards, which could adversely affect our operations. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. As a result, we may face interruptions to our systems, reputational damage, claims under privacy and data protection laws and regulations, customer dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our business, financial condition, and results of operations. In addition, although we seek to detect and investigate data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.
We are subject to risks related to online transactions and payment methods.
We accept payments using a variety of methods, including credit card, debit card, Apple Pay, PayPal, Google Pay, gift cards and customer invoicing. We rely on third parties to provide certain of these payment methods and payment processing services. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.
We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. We may also suffer losses from other online transaction fraud, including fraudulent returns. If we are unable to detect or control credit card or transaction fraud, our liability for these transactions could harm our business, financial condition and operating results.

We rely on limited providers for payment processing to provide the technology we utilize to process payments for the Boxed Sites and to offer to our customers.
To process payments through the Boxed Sites and through e-commerce platforms we develop for our services and solutions clients, we have entered into payment service provider agreements with select providers. These agreements are integral to our and some of our service and solutions clients’ ability to process payments made through our respective platforms and any disruption or problems with our payment service providers or their services could have an adverse effect on our reputation, results of operations and financial results. If our payment service providers were to terminate their respective relationships with us, we could incur substantial delays and expense in finding and integrating alternative payment service providers, and the quality and reliability of such alternative payment service providers may not be comparable. Any long-term or permanent disruption in our payment processing infrastructure would decrease our revenues from services and solutions clients, since these would be required to use one of the alternative payment gateways offered through our platform.
We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, including due to evolving labor dynamics, our business could be harmed.
Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan, and we may be unable to find adequate replacements. Further, if we expand our fulfillment center capacity or open additional fulfillment centers, we will need to attract and staff a variety of positions, including managerial positions, which will necessitate the time and attention of management. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations may be materially and adversely affected.
Our business could be adversely affected by increased labor costs or labor shortages.
Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in Nevada, New Jersey, Texas and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we have and may need to continue to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or, if we fail to pay such higher wages, we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business.
We may be unable to adequately protect our brand and our other intellectual property rights. Additionally, we may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.
We regard our brand, customer lists, trademarks, service marks, copyrights, trade dress, domain names, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products are, or may be made, available. Regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our trademark applications may never be granted. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.
We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.
We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain features of our offerings, which could affect our business, financial condition and results of operations. In addition, our technology platform may use open source software. The use of such open source software may subject us to certain conditions, including the obligation to offer, distribute, or disclose our technology platform for no or reduced cost, make the proprietary source code subject to open source software licenses available to the public, license our software and systems that use open source software for the purpose of making derivative works, or allow reverse assembly, disassembly, or reverse engineering. We monitor our use of open source software to avoid subjecting our technology platform to conditions we do not intend. However, if our technology platform becomes subject to such unintended conditions, it could have an adverse effect on our business, financial condition, and results of operations.
Third parties have from time to time claimed, and may claim in the future, that we have infringed their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, result in the payment of substantial damages or injunctions against us, or require us to enter into costly royalty or licensing agreements, if available. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. We have not exhaustively searched patents relative to our technology, and exhaustive searches of copyrights and trade secrets are not feasible due to the nature of such intellectual property rights. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandizing or marketing activities or take other action to resolve the claims. Any payments we are required to make and any injunctions we are required to comply with as a result of these claims could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Capital Requirements and Capital Structure
We have a history of operating losses and may never be able to achieve or maintain profitability.
We incurred net losses of $34.4 million, $65.4 million and $50.3 million for the years ended December 31, 2020, 2019, and 2018, respectively, and we incurred net losses of $24.4 million for the six months ended June 30, 2021. As a result of our ongoing losses, as of June 30, 2021, we had an accumulated deficit of $339.8 million. While we have experienced significant revenue growth since inception, we may not be able to sustain or increase our growth or achieve or sustain profitability in the future. We intend to continue to invest in sales and marketing efforts, research and development, growth in personnel, and expansion into new geographies. In addition, we expect to incur significant additional legal, accounting, and other expenses related to our being a public company as compared to when we were a private company. We expect to continue to generate losses for the foreseeable future. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.
Prior to the Business Combination, our management has concluded that uncertainties around our ability to raise additional capital raise substantial doubt about our ability to continue as a going concern. Even if the Business Combination and Private Placements are consummated as contemplated, we may need to raise additional capital in the future to execute our business plan, which may not be available on terms acceptable to us, or at all.
As of June 30, 2021, we had no additional capital available for borrowing and no firm commitment from current or prospective investors to provide us additional capital to fund operations in the foreseeable future. These uncertainties raised substantial doubt about our ability to continue as a going concern. Even if the Business Combination and Private Placements are consummated as contemplated, from time to time we may seek additional equity or debt financing to fund our growth, develop new solutions and services or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may change, or other circumstances may arise, that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time, and there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, if at all, or that we will generate sufficient future revenues. Our management and the New Boxed Board will have broad discretion in determining when, whether and how we raise additional capital following the Business Combination and, unless required by the rules of NYSE, such capital raises will not require stockholder approval. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies, products or services that we would otherwise pursue on our own.
Restrictions imposed by our debt facilities could adversely affect our operating flexibility.
Our debt facilities limit our ability to, among other things:
•
incur or guarantee additional debt;

•
make certain investments and acquisitions;

•
incur certain liens or permit them to exist;

•
enter into certain types of transactions with affiliates;

•
merge or consolidate with another company; and

•
transfer, sell or otherwise dispose of assets.

Our debt facilities also contain covenants requiring us to maintain certain financial ratios. The provisions of our debt facilities may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our debt facilities could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our debt facilities could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our debt facilities is accelerated, our assets may be insufficient to repay such amounts in full, and our stockholders could experience a partial or total loss of their investment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Our results of operations and business could be harmed if we fail to manage the growth of our infrastructure effectively or fail to expand our infrastructure into additional geographic locations because we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.
We have experienced rapid growth in our business and operations and expect to continue to experience significant growth, which places substantial demands on our operational infrastructure. In the future, we may be required to allocate resources and spend substantial amounts to build, purchase and lease fulfillment centers and equipment and upgrade our technology and network infrastructure, to handle increased customer traffic and transactions, or to comply with data protection regulations in jurisdictions in which we provide our services. Moreover, as our customer base grows, we will need to devote additional resources to improving our infrastructure and continuing to enhance its scalability to maintain the performance of our platform and solutions. Our need to effectively manage our operations and growth will also require that we continue to assess and improve our operational, financial and management controls, reporting systems and procedures. Our expansion will continue to place a significant strain on our managerial, administrative, financial, and other resources. We may encounter difficulties obtaining the necessary personnel or expertise to improve those controls, systems and procedures on a timely basis relative to our growth. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could materially harm our results of operations and business.
The scalability and flexibility of our online infrastructure depends on the functionality of our third-party servers and their ability to handle increased traffic and demand for bandwidth. We may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process transactions in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our platform and solutions and could negatively impact our reputation. Further, as we continue to attract users who utilize our online commerce solutions, the volume of transactions processed on our platform will increase, especially if such users draw significant numbers of buyers over short periods of time. The significant growth in the number of registered users and transactions, and new developments and functionalities offered on our platform, has increased the amount of both our stored marketing and research data and the data of our users and their users.
We will require significant capital expenditures and valuable management resources to grow without undermining our culture of innovation, teamwork, and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves our corporate culture, it could negatively affect our reputation and ability to retain and attract customers and employees. It is important that we maintain a high level of customer service and satisfaction as we expand our business. As our Retail and Software & Services businesses continue to grow, we will need to expand our account management, customer service, and other personnel. Failure to manage growth could result in difficulty or delays in launching our platform, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties. Any of these could adversely impact our business performance and results of operations.

Our Convertible Notes to be issued and outstanding after consummation of the Business Combination may impact our financial results, result in the dilution of our stockholders, create downward pressure on the price of New Boxed common stock, and restrict our ability to raise additional capital or take advantage of future opportunities.
In connection with the Business Combination, Seven Oaks entered into the Convertible Note Subscription Agreements, pursuant to which Seven Oaks agreed to issue and sell, in Private Placements to close immediately prior to the consummation of the Business Combination, an aggregate of $87.5 million of principal amount of Convertible Notes. The Convertible Notes will be convertible for shares of New Boxed common stock at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually. The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of shares of New Boxed common stock into which the Convertible Notes are convertible. If shares of New Boxed common stock are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our stockholders’ equity and the market price of New Boxed common stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of New Boxed common stock caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.
We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes, repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes.
Holders of the Convertible Notes will have the right under the indenture governing the Convertible Notes to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 101% of the principal amount of such Convertible Notes to be repurchased plus any and all interest from, and including, the date on which interest has been paid or duly provided for under the indenture to, but excluding, the maturity date. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.
In addition, our ability to repurchase, redeem or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of such Convertible Notes as required by the indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.
We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Notes when due.
We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments. Upon consummation of the Business Combination, pursuant to the Convertible Note Subscription Agreements, we will be subject to certain restrictions under the terms of the indenture governing the Convertible Notes, including limitations regarding incurring future indebtedness, subject to specific allowances in the indenture. However, we will not be restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture that could have the effect of diminishing our ability to make payments on the Convertible Notes when due.

Risks Related to Laws and Regulations
We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.
We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources and the environment. Our operations, including our outsourced private label brand manufacturing partners, are subject to regulation by the Occupational Safety and Health Administration (“OSHA”), the Food and Drug Administration (“FDA”), the United States Department of Agriculture (the “USDA”), and by various other federal, state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling and export of our products, including food safety standards and regulations on sale of alcohol. In addition, we and our outsourced private label brand manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the U.S. Environmental Protection Agency, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. These laws and regulations also govern our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions and citizenship requirements. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our outsourced private label brand manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially and adversely affect our business, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy.
Among other regulatory requirements, the FDA reviews the inclusion of specific claims in food labeling. While we believe that we market our products in compliance with the policies articulated by the FDA, the FDA may disagree or may classify some of our products differently than we do, and may impose more stringent regulations, which could lead to alleged regulatory violations, enforcement actions and product recalls. In addition, we may produce new products in the future that may be subject to FDA pre-market review before we can market and sell such products.
Furthermore, alcoholic beverages are highly regulated at both the federal and state levels. Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, distributors and retailers. Though we solely undertake marketing activities with respect to alcoholic beverages for appropriate third party retailers selling and/or fulfilling alcoholic beverage purchases made through the Boxed websites, we cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our marketing businesses pertaining to wine, spirits, and/or future alcoholic beverages.
Licenses issued by local, state and/or federal alcoholic beverage regulatory agencies are required in order to produce, sell, and ship wine and/or spirits (and other alcoholic beverages), but not to market wine and/or spirits (and other alcoholic beverages). For example, as marketers with respect to our wine and spirits marketing businesses, we are not required to acquire or maintain any state or federal licenses at this time. However, we note that licensing may be required of marketers of such products in the future, and compliance failures by licensed entities that produce, sell, and/or ship the wine or spirits that we market can result in fines, license suspension, or license revocation, which could materially affect our wine or spirits marketing businesses. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties, which, in each case, could materially adversely affect our wine marketing business or future alcohol-related marketing businesses.
Our wine and spirits marketing businesses rely entirely on third parties that have represented and warranted to us that they have requisite licenses to sell wine or spirits into various states, and that their businesses and operations comply with applicable law. Accordingly, our wine marketing and spirits marketing businesses, and the wine business and spirits business of the partners whose wine and spirits we market, relies substantially on state and federal laws that authorize the shipping of wine and spirits by out-of-state producers, sellers, and/or shippers directly to in-state customers. Those laws are relatively new in many states, and it is common for the laws to be modified. Adverse changes to laws allowing a producer to ship wine or spirits to customers across state lines could materially adversely affect our wine marketing or spirits marketing business, as applicable.
Developments in applicable regulatory requirements, depending on the outcome, could have a material adverse effect on our reputation, business, financial condition, and results of operations.
Actual or perceived failures to comply with federal, state and international laws and regulations, our contractual obligations, standards and other requirements relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition, including by causing damage to our reputation with customers and retail partners, or resulting in our incurring substantial additional costs or becoming subject to litigation.
We collect and maintain significant amounts of personal data and other data relating to our customers and employees. A variety of federal, state and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of consumer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, information security and consumer protection, including California’s Consumer Legal Remedies Act and unfair competition and false advertising laws, which are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices likely have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. Any failure, or perceived failure, by us to comply with our privacy policies or with any federal, state or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection, information security or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors or an inability to process credit card payments and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Additionally, any failure by us to comply with the PCI-DSS may violate payment card association operating rules, applicable laws and regulations, and contractual obligations to which we are subject. Any such failure to comply with the PCI-DSS also may subject us to fines, penalties, damages, and civil liability, or the loss of our ability to accept credit and debit card payments, any of which may materially adversely affect our business, financial condition and operating results.

We and certain of our service providers receive certain personally identifiable information. In addition, our online operations at www.boxed.com depend upon the secure transmission of confidential information over public networks. A compromise of our security systems or those of some of our business partners that results in customers’ personal information being obtained by unauthorized persons could adversely affect our reputation with customers and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations.
Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The United States and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of these cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our product assortment or acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.
Foreign laws and regulations relating to privacy, data protection, information security, and consumer protection often are more restrictive than those in the United States. There is no harmonized approach to these laws and regulations globally. Consequently, we would increase our risk of non-compliance with applicable foreign data protection laws by expanding internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, in 2018, California enacted the CCPA, which, among other things, requires new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA, which became effective on January 1, 2020, was amended on multiple occasions and is the subject of regulations issued by the California Attorney General regarding certain aspects of the law and its application. Moreover, California voters approved the California Privacy Rights Act (the “CPRA”) in November 2020. The CPRA significantly modifies the CCPA, creating obligations relating to consumer data beginning on January 1, 2022, with implementing regulations expected on or before July 1, 2022, and enforcement beginning July 1, 2023. Aspects of the CCPA and CPRA remain unclear, resulting in further uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Similar laws have been proposed, and likely will be proposed, in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. For example, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective January 1, 2023 and contains provisions that, in addition to other mandates, require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information.
In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.
We make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. For example, the Federal Trade Commission (the “FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. There are a number of legislative proposals in the United States, at both the federal and state level, and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that these future laws, regulations and standards may have on our business.
Our communications with our customers are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act of 1991 (the “TCPA”), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with certain telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.
In addition to government regulation, privacy advocates and industry groups have proposed, and may propose in the future, self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security in the United States and other jurisdictions in which we operate. We cannot yet determine the impact such future laws, regulations and standards may have on our business or operations.
As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.
Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition, and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and Internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, vendors or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our websites and mobile applications by consumers and vendors and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition, and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws. Non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.
We are subject to the Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. These laws are interpreted broadly to prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. As we begin our international sales and increase our business and sales to the public sector, we may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.
While we have policies and procedures to address compliance with such laws, our employees and agents could violate our policies and applicable law, for which we may be ultimately held responsible. As we establish our international sales and business, our risks under these laws will increase.
Noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.
Jurisdictions in which we conduct our business may seek to impose state and local business taxes, sales taxes, digital services taxes and value added taxes on Internet sales, and the tax policies and regulations imposed by other jurisdictions in which we operate may change, all of which may affect our tax rates and increase our tax liabilities.
On June 21, 2018, the Supreme Court of the United States issued its decision in South Dakota v. Wayfair, Inc., which overturned a prior decision under which online retailers had not been required to collect sales tax unless they had a physical presence in the buyer’s state. As a result, a state may now enforce or adopt laws requiring online retailers to collect and remit sales tax even if the online retailer has no physical presence within the taxing state. In response, an increasing number of states have adopted or are considering adopting laws or administrative practices, with or without notice, that impose sales and use or similar value added or consumption taxes on e-commerce activity, as well as taxes on all or a portion of gross revenue or other similar amounts earned by an online retailer from sales to customers in the state. If any state were to assert that we have any liability for sales tax for prior periods and seek to collect such tax in arrears and/or impose penalties for past non-payment of taxes, it could have an adverse effect on us. New legislation or regulations, the application of laws and regulations from jurisdictions, including other countries whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could similarly result in significant additional taxes on our business. In addition, due to the global nature of the Internet, if we continue to expand internationally in the future, foreign countries might attempt to impose additional or new regulation on our business or levy additional or new taxes relating to our activities. These taxes or tax collection obligations could have an adverse effect on us. For instance, the enactment and enforcement of laws resulting from the Supreme Court’s decision in South Dakota v. Wayfair, Inc. could also impact where we are required to file state income taxes. As a result, our effective income tax rate as well as the cost and growth of our business could be materially and adversely affected, which could in turn have a material adverse effect on our financial condition and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.
We are also subject to federal, state, local and international laws, regulations, and administrative practices that require us to collect information from our customers, vendors, merchants, and other third parties for tax reporting purposes and report such information to various government agencies. The scope of such requirements continues to expand, requiring us to develop and implement new compliance systems. Failure to comply with such laws and regulations could result in significant penalties. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.
Risks Related to Boxed Becoming a Public Company
We have identified material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations or cause our access to the capital markets to be impaired.
In connection with the issuance of our consolidated financial statements as of and for the fiscal year ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting. We did not design and maintain an effective control environment and control activities commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements or effectively select and develop control activities that mitigate risk that involve more complex accounting judgments. This material weakness contributed to the following additional material weakness surrounding the controls related to the preparation, review, and analysis of accounting information and financial statements. Those controls are not adequately designed or appropriately implemented to identify material misstatements in financial reporting on a timely basis. As a result, there were misstatements identified and deficiencies in internal controls in the following areas:
•
application of accounting requirements under ASC 985, Software — relevant to software marketed for external sale that was capitalized which should have been expensed;

•
application of valuation methodologies for financial instruments accounted for under ASC 820, Fair Value Measurement — related to the application of a lattice valuation model used to measure certain of our outstanding liability-classified warrants; and

•
application of the accounting requirements under ASC 480, Distinguishing Liabilities from Equity — related to the adjustment to accrete to the redemption value of the C-3 preferred shares when preparing the financial statements for inclusion in a public filing.

As a result of the Business Combination, after the Closing, we will also be responsible for the unremediated material weakness identified by Seven Oaks with respect to the accounting for Seven Oaks’ warrants.

Additionally, each of the material weaknesses described above could result in a misstatement of one or more account balances or disclosures, misstatements that would result in a material misstatement to the annual or interim consolidated financial statements which would not be prevented or detected.
We have not begun an implementation plan to remediate these material weaknesses. Once we begin an implementation plan, the remediation measures will be ongoing, and although not all inclusive, we expect the remediation measures to employ a sufficient complement of staff, all of which will result in future costs for the Company.
To address these material weaknesses, we plan to take actions to add personnel with the proper experience and qualifications to handle the more complex accounting transactions, and effectively select and develop control activities that mitigate risk that involve more complex accounting judgments. However, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. Our efforts may not remediate these material weaknesses in our internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our consolidated financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in our equity value. Additionally, ineffective internal controls could expose us to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject us to potential delisting from the stock exchange on which we list, or to other regulatory investigations and civil or criminal sanctions.
As a public company, subject to limited exceptions following the Business Combination, we will be required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. If in the future we are no longer classified under the definition of an emerging growth company, our independent registered public accounting firm will also be required, pursuant to Section 404(b) of the Sarbanes-Oxley Act, to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the stock exchange on which our securities are listed, or other regulatory authorities, which would require additional financial and management resources.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business or our industry, the trading price and volume of our securities could decline.
The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, the trading price for our securities would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the trading price or volume of our securities to decline.
Following the Business Combination, we will qualify as an “emerging growth company”, and the reduced public company reporting requirements applicable to emerging growth companies may make our securities less attractive to investors.
Following the Business Combination, we will qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies or that are not taking advantage of such exemptions.
We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the closing of Seven Oaks’ Initial Public Offering, (ii) the first fiscal year after our annual gross revenue exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year.
We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our securities, and the market price of our securities may be more volatile.
Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.
As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of NYSE will also apply to us. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and to make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming or costly, and increase demand on our systems and resources.
Most of our management and other key personnel have little experience managing a public company and preparing public filings. In addition, as a public company, certain of our management and other key personnel will be required to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by stockholders and competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.
General Risk Factors Relating to New Boxed
General economic factors, domestically and internationally, may adversely affect our business, financial condition, and results of operations.
Higher energy and gasoline costs, inflation, levels of unemployment, healthcare costs, consumer debt levels, foreign-currency exchange rates, unsettled financial markets, weaknesses in housing and real estate markets, reduced consumer confidence, changes related to government fiscal and tax policies, sovereign debt crises, and other economic factors could adversely affect demand for our products and services or require a change in the mix of products we sell. Rapid and significant changes in commodity prices may affect our net revenue and gross margins. These factors could also increase our merchandise costs and selling, general and administrative expenses, and otherwise adversely affect our operations and financial results. General economic conditions can also be affected by the outbreak of war, acts of terrorism, natural disasters, pandemics, epidemics or other health-related crises, or other significant national or international events, including actual or perceived political instability domestically and abroad.
Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.
Following the consummation of the Business Combination, the New Boxed directors and executive officers and their affiliates, in the aggregate, will beneficially own approximately 10.9% of our outstanding stock, assuming no redemptions by holders of Seven Oaks’ public shares, or 13.9% of our outstanding stock, assuming maximum redemptions by holders of Seven Oaks’ public shares as described elsewhere in this proxy statement/prospectus. Subject to any fiduciary duties owed to our other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have some control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your best interests. The concentration of ownership could delay or prevent a change in control of us, or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our stock.
In addition, these stockholders could use their voting influence to maintain our existing management and directors in office or support or reject other management and board of directors proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our revolving credit facility may restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. As a result, stockholders must rely on sales of their New Boxed common stock after price appreciation as the only way to realize any future gains on their investment.
You will be diluted by the future issuance of New Boxed common stock, New Boxed preferred stock or securities convertible into New Boxed common or preferred stock, in connection with the exercise of Seven Oaks’ warrants, the conversion of the Convertible Notes, or issuances under our incentive plans, for acquisitions, for capital raises or otherwise.
Holders of New Boxed common stock may be subject to further dilution upon issuance of the shares reserved for issuance upon conversion of the Convertible Notes, upon exercise of Seven Oaks’ warrants, or under the New Boxed Incentive Award Plan and the New Boxed ESPP. Additionally, in the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, or debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of New Boxed common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of New Boxed preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our New Boxed common stock. Our decision to issue securities in the future will depend on market conditions and other factors beyond our control.
The price of New Boxed common stock and warrants may be volatile or may decline regardless of our operating performance, resulting in substantial losses for our stockholders and warrant holders.
Upon consummation of the Business Combination, the market price of our New Boxed common stock, as well as public warrants and Private Placement Warrants, may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•
actual or anticipated fluctuations in our results of operations;

•
the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•
announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•
changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•
changes in the New Boxed Board or management;

•
sales of large blocks of our New Boxed common stock or warrants, including sales by our executive officers and directors;

•
lawsuits threatened or filed against us;

•
changes in laws or regulations applicable to our business;

•
changes in our capital structure, such as future issuances of debt or equity securities;

•
short sales, hedging and other derivative transactions involving our capital stock;

•
general economic conditions in the United States;

•
other events or factors, including those resulting from war, natural disasters, incidents of terrorism or responses to these events; and

•
the other factors described in the sections of this proxy statement/prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. Market fluctuations could result in extreme volatility in the price of shares of our New Boxed common stock or warrants, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our New Boxed common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.
We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted to work with ours, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. We may also experience difficulties integrating personnel of the acquired company into our business and culture. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:
•
issue additional equity securities that would dilute our stockholders;

•
use cash that we may need in the future to operate our business;

•
incur debt on terms unfavorable to us or that we are unable to repay;

•
incur large charges or substantial liabilities;

•
encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•
become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Future litigation or similar legal proceedings could have a material adverse effect on our business and results of operations.
Lawsuits and other administrative or legal proceedings may arise in the course of our operations. We may also face heightened regulatory or other public scrutiny as a result of going public via a transaction with a special purpose acquisition company. These sorts of lawsuits or proceedings can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fines. In addition, lawsuits and other legal proceedings may be time-consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Although we generally maintain insurance to mitigate certain costs, there can be no assurance that costs associated with lawsuits or other legal proceedings will not exceed the limits of insurance policies. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Our business, financial condition, and results of operations could be adversely affected if a judgment, penalty or fine is not fully covered by insurance.
Changes in subjective assumptions, estimates and judgments by management related to complex accounting matters or changes in accounting principles generally accepted in the United States, could significantly affect our financial condition and results of operations.
U.S. generally accepted accounting principles, or GAAP, and related pronouncements, implementation guidelines, and interpretations apply to a wide range of matters that are relevant to our business, including revenue recognition, stock-based compensation, and deferred commissions, as well as matters that will pertain to our capital structure following the Business Combination, such as the public and private warrants and the convertible notes to be issued in connection with the concurrent Private Placements. These matters are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in GAAP, these accounting pronouncements or their interpretation or changes in underlying assumptions, estimates, or judgments by our management, the Financial Accounting Standards Board, or the FASB, the SEC, and others could significantly change our reported or expected financial performance, which could impact the market price for our New Boxed common stock and warrants.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
Under Section 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes to offset future taxable income or income tax. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (many of which are outside our control). If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of future transactions in our stock then we may not be able to utilize a material portion of our NOLs prior to their expiration, even if we were to achieve profitability. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
Seven Oaks
Seven Oaks is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Seven Oaks, see the section entitled “Business of Seven Oaks” beginning on page 161.
Merger Sub
Merger Sub is a wholly-owned subsidiary of Seven Oaks formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on June 3, 2021. Merger Sub owns no material assets and does not operate any business.
Merger Sub II
Merger Sub II is a wholly-owned subsidiary of Seven Oaks formed solely for the purpose of effecting the Business Combination. Merger Sub was formed under the Delaware Limited Liability Company Act on June 3, 2021. Merger Sub owns no material assets and does not operate any business.
Boxed
Giddy Inc. (d/b/a Boxed) is an e-commerce retailer and an e-commerce enabler. Boxed operates an e-commerce Retail service that provides bulk pantry consumables to businesses and household consumers, which is powered by its own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. Boxed is working to offer these fully integrated technologies through its newly developed Software & Services business, which further enables e-commerce for customers in need of an enterprise-level e-commerce platform. For more information regarding Boxed, see the section entitled “Business of New Boxed” beginning on page 178.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to Seven Oaks Stockholders as part of a solicitation of proxies by the Seven Oaks Board for use at the Special Meeting to be convened on                  , 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Seven Oaks Stockholders on or about                  , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Boxed in connection with the issuance by New Boxed of common stock to be delivered to Boxed’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at a.m., New York City time, on                  , 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting                   and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
Proposals
At the Special Meeting, Seven Oaks Stockholders will vote upon:
•
the Business Combination Proposal;

•
the Organizational Documents Proposal;

•
the Advisory Organizational Documents Proposals;

•
the Stock Issuance Proposal;

•
the Incentive Award Plan Proposal;

•
the ESPP Proposal; and

•
the Adjournment Proposal.

SEVEN OAKS’ BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL, THE ORGANIZATIONAL DOCUMENTS PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE SEVEN OAKS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
Seven Oaks has fixed the close of business on             , 2021 as the “record date” for determining Seven Oaks Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on             , 2021, there were             Seven Oaks Shares outstanding and entitled to vote. Each Seven Oaks Share is entitled to one vote per share at the Special Meeting.
Quorum
A quorum of Seven Oaks Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Seven Oaks Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and the Seven Oaks Board Recommendation
The Business Combination Proposal
Seven Oaks Stockholders are being asked to consider and vote on a proposal to adopt the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Seven Oaks Stockholders of the Class A common stock and Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Organizational Documents Proposal
Approval of the Organizational Documents Proposal requires the affirmative vote of a majority of the outstanding Seven Oaks Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.
The Advisory Organizational Documents Proposals
Approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.
The Stock Issuance Proposal
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The Incentive Award Plan Proposal
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE AWARD PLAN PROPOSAL.
The ESPP Proposal
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.
Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, Seven Oaks Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Seven Oaks Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Seven Oaks reasonably determines that it is advisable or necessary to do so in order to obtain Seven Oaks Stockholder approval for the Business Combination Agreement and thereby approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
SEVEN OAKS’ BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Seven Oaks Stockholders may vote electronically at the Special Meeting by or by proxy. Seven Oaks recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your Seven Oaks Shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a Seven Oaks Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
•
by submitting a properly executed proxy card or voting instruction form by mail; or

•
electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your Seven Oaks Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Seven Oaks Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Seven Oaks Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Revoking Your Proxy
If you are a Seven Oaks Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
•
timely delivering a written revocation letter to the Corporate Secretary of Seven Oaks;

•
signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•
attending the Special Meeting and voting electronically by visiting the website established for that purpose at             and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Seven Oaks Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Share Ownership and Voting by Seven Oaks’ Officers and Directors
As of the record date, the Seven Oaks directors and officers and their affiliates had the right to vote approximately             Seven Oaks Shares, representing approximately             % of the Seven Oaks Shares then outstanding and entitled to vote at the meeting. Seven Oaks’ Initial Stockholders have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Organizational Documents Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Seven Oaks’ Initial Stockholders will not have redemption rights with respect to any Seven Oaks Shares owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to                  , New York City time, on                  , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Seven Oaks redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Seven Oaks’ consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Seven Oaks instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Seven Oaks will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on June 30, 2021 was $258.8 million or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of Seven Oaks Shares as they may receive higher proceeds from the sale of their Seven Oaks Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Seven Oaks cannot assure its stockholders that they will be able to sell their Seven Oaks

Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Seven Oaks Shares (either physically or electronically) to the transfer agent, in each case prior to                  , New York City time, on                  , 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Boxed will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither Seven Oaks Stockholders nor Seven Oaks warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Seven Oaks or its securities, the Initial Stockholders and New Boxed and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Seven Oaks Shares or vote their Seven Oaks Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Seven Oaks satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.
Costs of Solicitation
Seven Oaks will bear the cost of soliciting proxies from Seven Oaks Stockholders.
Seven Oaks will solicit proxies by mail. In addition, the directors, officers and employees of Seven Oaks may solicit proxies from Seven Oaks Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Seven Oaks will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Seven Oaks Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
Seven Oaks has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. Seven Oaks has agreed to pay Morrow a fee of $50,000. Seven Oaks will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Seven Oaks will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Seven Oaks’ management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Other Business
Seven Oaks is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Seven Oaks Board may recommend.
Attendance
Only Seven Oaks Stockholders on the record date or persons holding a written proxy for any stockholder or account of Seven Oaks as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your Seven Oaks Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit and enter the control number found on your proxy card. If your Seven Oaks Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for Seven Oaks, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing SVOK.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL
The Seven Oaks Stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Seven Oaks Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Seven Oaks may consummate the Business Combination only if all of the Condition Precedent Proposals are approved by the Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Boxed, with Boxed surviving the Business Combination. Upon consummation of the foregoing transactions, Boxed will be the wholly-owned subsidiary of New Boxed (formerly Seven Oaks). In addition, New Boxed (formerly Seven Oaks) will amend and restate its charter to be the Proposed Charter.
Consideration to Boxed Stockholders
At the effective time of the First Merger (the “Effective Time”), each share of Boxed Series A preferred stock, Boxed Series B preferred stock, Boxed Series C preferred stock, Boxed Series D preferred stock, and Boxed Series E preferred stock(collectively, the “Boxed preferred stock”) and Boxed common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of common stock of New Boxed (“New Boxed common stock”). The consummation of the Business Combination is conditioned upon, among other things, Available Closing Seven Oaks Cash of at least $175.0 million (the “Minimum Cash Condition”) (though this condition may be waived by Boxed).
At the Effective Time, each outstanding option to purchase shares of Boxed common stock (each a “Boxed option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Boxed and will be converted into an option to acquire shares of New Boxed common stock with the same terms and conditions as applied to the Boxed option immediately prior to the Effective Time subject to any changes by reason of the Business Combination (a “New Boxed option”); provided, that the number of shares underlying such New Boxed option will be determined by multiplying the number of shares of Boxed common stock subject to such Boxed option immediately prior to the Effective Time, by the ratio determined by dividing the Per Share Merger Consideration Value by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Boxed option will be determined by dividing the exercise price per share of Boxed common stock applicable to such Boxed option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
Immediately prior to the Effective Time, each warrant to purchase shares of Boxed’s capital stock (each a “Boxed warrant”) that is issued and outstanding will be exercised in full on a cash or cashless basis or terminated without exercise.
The Private Placements
Seven Oaks entered into the PIPE Subscription Agreements, pursuant to which, among other things, the Company agreed to issue and sell, in Private Placements to close immediately prior to the closing of the Business Combination, an aggregate of 3.25 million shares of Class A common stock for $10.00 per share, which include an aggregate of 100,000 shares of Seven Oaks Class A common stock to be issued to certain members of Seven Oaks’ and Boxed’s management teams.
Seven Oaks also entered into Convertible Note Subscription Agreements with certain institutional and other investors, pursuant to which, among other things, Seven Oaks agreed to issue and sell, in Private Placements to close immediately prior to the closing of the Business Combination, an aggregate of $87.5 million of principal amount of convertible notes. The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreements are conditioned upon, among other things, the entry into an indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the closing of the transactions contemplated by the Business Combination Agreement. In addition, the obligations of the Convertible Note Investors to consummate the transactions contemplated by the Convertible Note Subscription Agreements are conditioned upon, among other things, satisfaction of the Minimum Cash Condition.
The convertible notes will mature five years after their initial issuance. The convertible notes will be convertible, at the election of New Boxed, for shares of common stock of New Boxed, cash or a combination of cash and such shares, based on a conversion price of $12.00 per share (subject to customary anti-dilution adjustments) in accordance with the terms thereof. The convertible notes will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually. New Boxed may redeem the convertible notes after the third anniversary of their issuance, subject to a holder’s right to convert prior to the redemption date, if the trading price of the shares of common stock of New Boxed exceeds 130% of the conversion price on at least twenty out of the preceding thirty consecutive trading days ending on, and including, the trading day immediately before New Boxed issues a redemption notice, and (unless New Boxed elects to settle conversions in connection with such redemption in cash) if certain conditions related to the ability of the converting holders to resell the conversion shares without restrictions under the US securities laws are satisfied. Subject to the conditions that the investments pursuant to the Convertible Note Subscription Agreements are fully funded at the Closing and the Business Combination is consummated, the convertible notes will be guaranteed by Merger Sub II.
The placement of the convertible notes pursuant to the Convertible Note Subscription Agreements is expected to close immediately prior to the consummation of the Business Combination.
In connection with the execution and delivery of the PIPE Subscription Agreements and Convertible Note Subscription Agreements with the lead investor into the convertible notes, the Sponsor agreed to transfer, or cause to be transferred, 125,000 shares of Seven Oaks Class B common stock to a fund managed by such investor at the closing of the Business Combination. The Convertible Note Subscription Agreements obligate Seven Oaks to file a registration statement for resale the shares of Class A common stock (if any) issuable upon the conversion of the convertible notes no later than fifteen (15) days after the Closing Date and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof (but no later than the effectiveness deadline specified in the Convertible Note Subscription Agreements), and provide the investors who purchase the convertible notes with certain “piggy-back” registration rights relating to such shares, subject to certain requirements and customary conditions.
The Private Placement is expected to close immediately prior to the consummation of the Business Combination. In connection with the Closing, all of the issued and outstanding shares of Seven Oaks Class A common stock, including the shares of Seven Oaks Class A common stock issued to the PIPE Investors, will be converted, on a one-for-one basis, for shares of New Boxed common stock.
In connection with the Private Placements, Seven Oaks engaged Wells Fargo, Nomura and Jones, as co-placement agents. In connection with performing services as placement agents, Wells Fargo, Nomura and Jones will receive fees and expense reimbursements customary for the Private Placements (subject to the terms and conditions of their engagement letters with Seven Oaks).
Background of the Business Combination
The Business Combination was the result of an extensive search for a potential transaction utilizing the network, investing and operating experience of Seven Oaks’ management team. The terms of the Business Combination were the result of several weeks of negotiations between the management teams of Seven Oaks, Boxed and our respective advisors. The following is a description of these negotiations and the resulting Business Combination.
Seven Oaks Acquisition Corp. is a blank check company incorporated in Delaware on September 23, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On December 22,

2020, Seven Oaks completed its Initial Public Offering of 25,875,000 public units (including the issuance of 3,375,000 units as a result of the underwriters’ exercise of their over-allotment option), with each unit consisting of one share of Class A common stock and one-half of one public warrant, raising gross proceeds of approximately $258.8 million.
Prior to the consummation of the Initial Public Offering, the Sponsor and Jones purchased 6,468,750 shares of Seven Oaks Class B common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. Concurrently with the Initial Public Offering, Seven Oaks consummated the sale of 5,587,500 Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of approximately $5.6 million.
Prior to the consummation of the Initial Public Offering, neither Seven Oaks, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Boxed.
After its Initial Public Offering, Seven Oaks commenced an active search for prospective businesses and assets to acquire. Seven Oaks was introduced to potential acquisition targets through the following channels: (a) introductions by the underwriters in the Initial Public Offering, (b) introductions from investment banks that were representing potential acquisition targets, (c) inbound solicitations from financial sponsors who owned or were affiliated with potential acquisition targets and (d) Seven Oaks’ proprietary network of advisors and industry experts. In addition, shortly after the consummation of the Initial Public Offering, Seven Oaks sent emails to the connections of the officers of Seven Oaks announcing that the Initial Public Offering had closed and that Seven Oaks was seeking opportunities to enter into a business combination with an appropriate target.
In reviewing potential acquisition targets, Seven Oaks used a consistent set of criteria (“Investment Criteria”) to evaluate the attractiveness of each business. These criteria included assessing whether each business:
•
will benefit from access to public capital markets and is (or is close to being) public market ready;

•
has a track record of growth, a proven business model and a defensible market position;

•
has a committed and talented management team;

•
could benefit from Seven Oaks’ specific expertise; and

•
has operations and ESG characteristics that align with Seven Oaks’ investment theme.

In the two months following the Initial Public Offering, the Seven Oaks management team:
•
applied the Investment Criteria to each of the potential acquisition targets identified by the Company and determined that over 50 potential acquisition targets (the “Potential Targets”) merited consideration;

•
reviewed the Potential Targets, applying the Investment Criteria to each of them and determining the viability of a potential transaction with each of the Potential Targets, including by signing 18 non-disclosure agreements, and reviewing materials in 10 data rooms;

•
conducted discussions with over a dozen investment banking, private equity and advisory firms regarding Seven Oaks’ search for an initial business combination; and

•
ultimately engaged in detailed discussions, due diligence and negotiations with Boxed and its representatives, entering into a non-disclosure agreement and non-binding letter of intent with Boxed, as disclosed in detail below.

In addition to numerous emails, texts and calls, the Seven Oaks management team convened weekly calls with the working group of advisors to evaluate the status of the Potential Targets. Seven Oaks made a decision to terminate discussions with most of the targets for a variety of reasons, including, without limitation, the determination that the target was not yet ready to be a publicly-traded company, determination that the business and/or strategy wasn’t satisfactory, or the determination that the management team of the target’s operations did not align with Seven Oaks’ investment criteria.

On January 12, 2021, representatives from PJ Solomon, acting as advisor to Boxed, spoke to Gary Matthews, Chairman and Chief Executive Officer of Seven Oaks, to introduce the opportunity for Seven Oaks to consider a transaction with Boxed. After the discussion, Seven Oaks expressed an interest in obtaining additional information and meeting the management team of Boxed and requested a non-disclosure agreement.
On January 21, 2021, Seven Oaks and Boxed entered into a negotiated non-disclosure agreement and shared materials regarding Boxed, including its investment highlights.
On January 26, 2021, an introductory “fireside chat” video call was held between the Seven Oaks and Boxed management teams, as well as Boxed’s financial advisors, Citi and PJ Solomon.
On January 29, 2021, Gary Matthews, Drew Pearson, Brendan Brier and Mark Hauser held a follow-up discussion with Chieh Huang, Mark Zimowski, Alison Weick and Jared Yamen of Boxed and representatives of PJ Solomon during which Boxed management gave a presentation on Boxed’s growth strategy and financial outlook. After the presentation, Seven Oaks indicated that it had an interest in pursuing a transaction and requested additional information from Boxed so that Seven Oaks would be in a position to make a proposal to Boxed. On January 31, 2021, access to Boxed’s dataroom was provided to Seven Oaks. Seven Oaks reviewed the dataroom and on February 3, 2021, submitted a detailed list of diligence questions to further understand Boxed’s strategy, market positioning, operations, historical and projected financial performance, and the impact of COVID-19 on Boxed.
On February 5, 2021, a diligence call was held with Boxed and their advisors to review Seven Oaks’ diligence requests. On February 6, 2021, Seven Oaks received written responses to its diligence questions.
On February 10, 2021, Seven Oaks had a regularly scheduled board meeting. Of the 50 Potential Targets, Boxed was highlighted as one of five Potential Targets that had continued to be the most active and showed the most potential as progressing towards a transaction. The Company determined that these five Potential Targets were the most active and showed the most progress towards a transaction by evaluating the businesses and management teams and financial advisors of the five Potential Targets.
In addition to Boxed, the four Potential Targets that had continued to be the most active were as follows:
Target One:   Target One was a private biotechnology company that was known to Seven Oaks’ executive officers. On January 22, 2021 and February 1, 2021, Seven Oaks held conference calls with the Chief Executive Officer and other senior members of the management team of Target One to discuss a potential transaction. Seven Oaks signed a non-disclosure agreement with Target One and engaged in diligence, including working with advisors to help evaluate the company. Target One eventually decided not to pursue a transaction with the Seven Oaks SPAC.
Target Two:   Target Two was a private provider of veterinary services. This market was well known by Seven Oaks executive officers who have previous experience in the industry. An NDA was signed on January 10, 2021 and several meetings took place with the management team of Target Two, including an in person meeting in New York on February 11, 2021. Seven Oaks conducted diligence on Target Two, and access to a data room was provided. Seven Oaks discussed preliminary terms of a letter of intent with Target Two’s management, but no letter was formally submitted. Target Two was dismissed as Seven Oaks decided it wasn’t ready to be a publicly traded company.
Target Three:   Target Three was a private manufacturer of electric vertical takeoff and landing vehicles. Seven Oaks was introduced to the opportunity through an investment bank during a call on January 25, 2021. The parties signed a non-disclosure agreement and Target Three provided Seven Oaks with access to a data room in advance of a call with management on February 5, 2021. Seven Oaks management had concerns about potential regulatory and technology risk, the size of the required financing, and the speed of the process. Given the concerns, Seven Oaks decided not to submit a bid for Target Three.
Target Four:   Target Four was a private producer of hydrogen-using innovative technology to reduce cost of securing commercial grade hydrogen. Seven Oaks was introduced to management by an existing investor in the company known to Seven Oaks management and after signing an NDA, held a conference call with management on January 25, 2021. Target Four was in the early stages of considering a SPAC transaction and the timing of a process was unclear.
On February 12, 2021, Gary Matthews visited Boxed’s fulfillment center in Union, NJ and met with Chieh Huang, Boxed’s chief executive officer. They toured the facility and discussed the business as well as the details of a potential transaction.
Based on diligence meetings and financial analysis including analysis of comparable public companies, Seven Oaks commenced the process of drafting a term sheet and cover letter to submit to Boxed. The, Seven Oaks team contemplated valuing Boxed’s business between $650.0 million and $750.0 million on a pre-transaction enterprise basis. This range represented the approximate midpoint of the valuation implied by financial analysis of comparable public companies, precedent transactions and a DCF model. The management team at Seven Oaks viewed Boxed as being very well aligned with its Investment Criteria. A number of attractive elements were identified, including: (1) a large market and significant growth from the shift from brick and mortar retail to online commerce; (2) Boxed’s large average order value and improving contribution margins; (3) a loyal Boxed customer base and a new loyalty program that was being expanded; (4) an attractive customer acquisition cost and unit economics which could be scaled with access to more capital; (5) a growing brand awareness which would accelerate with additional capital; (6) an attractive private label program that could grow with additional investment; (7) a well-developed regional distribution network which could be expanded over time at low capex costs to further reduce shipping costs; (8) a unique and differentiated approach to B2B commerce which could be expanded as businesses increasingly return to the office following Covid work-from-home arrangements; (9) a large and attractive market opportunity to expand the proprietary Software & Services business; (10) a committed and talented management team, headed up by one of the founders of the company; and (11) a culture that promotes strong ESG values, especially social values including diversity, inclusion and competitive compensation.
On February 15, 2021, Mr. Matthews had a phone call with representatives of Citi and PJ Solomon during which the parties discussed a draft Seven Oaks term sheet and the status of Boxed’s discussions with other potential bidders for Boxed. On February 16, 2021, based on Mr. Matthews’ call with Boxed’s advisors and discussions with the Seven Oaks management team, advisors and Board, Seven Oaks submitted a term sheet to Boxed’s advisors, proposing a transaction and valuing Boxed’s business at $750.0 million on pre-transaction enterprise basis and recommending a transaction with a $150.0 million private placement of common stock to result in approximately $350.0 million of cash at closing following payment of estimated transaction expenses of approximately $50.0 million and the repayment of approximately $7.5 million of Boxed’s existing indebtedness. Feedback was received shortly thereafter that Seven Oaks was one of three finalists and requested that revised terms sheets be resubmitted by February 22, 2021 in a format prescribed by Citi and PJ Solomon.
On February 22, 2021, Seven Oaks submitted a revised term sheet reiterating its commitment to a $750.0 million valuation and a transaction structure that resulted in $350.0 million in cash at closing. In addition, certain concessions were made that were not included in the prior term sheet, including (i) the deferral in the vesting of 20% of Seven Oaks’ Founder Shares until stock price-based thresholds of $12.00 and $14.00 per share, respectively, were met, (ii) certain limitations on the ability of the Seven Oaks Board to change its recommendation to the Seven Oaks Stockholders, (iii) the delivery of a support agreement by the Sponsor, (iv) reserving up to $50.0 million of the potential PIPE investment for certain existing investors in Boxed, (v) mutual exclusivity for an initial 30-day period and (vi) limiting Seven Oaks’ expenses (other than deferred underwriting fees and certain fees and expenses associated with the PIPE) to $7.5 million. Over the next several days, based on continued dialogue with representatives of Citi and PJ Solomon and the Boxed management team, Board, and advisors, the term sheet was refined and eventually signed on March 8, 2021. The signed term sheet agreed to a mutual exclusivity period of 45 days and included an increase in the deferral of Seven Oaks’ Founder Shares from 20% to 30%.
Based on positive feedback from Boxed and its advisors, the parties agreed to commence detailed diligence immediately. Seven Oaks assembled a team of consultants to assist in diligence, and on February 26, 2021, Seven Oaks submitted a detailed diligence request list to Boxed on behalf of its consultants performing market, financial, legal and technology diligence. Kick-off meetings were held on March 2, 2021 with the consultants, and numerous meetings were held over the following two weeks. On-site meetings in Union, NJ between Seven Oaks and Boxed took place on March 4, 2021 and March 10, 2021. Subsequent diligence was conducted with advisors around strategy, legal, tax, insurance, and environmental functions.
The focus of the diligence efforts were to validate Seven Oaks’ assumptions around market size and dynamics, business model, and technology functionality. Key analyses included a market assessment that reviewed Boxed’s addressable market, a review of the competitiveness of the Boxed offerings, an evaluation of the Boxed retail businesses, and testing the market penetration assumptions. Data was obtained to evaluate the retention and customer lifetime value metrics and the direct impact increased marketing spend and product expansion could have on new and current customer cohorts. The consultants also performed a customer interview with Boxed’s largest enterprise technology customer to understand customer satisfaction and the long-term business relationship. A leading global professional services firm was engaged to assess the underlying technology and feasibility of the technology offering. Preliminary legal diligence focused on corporate matters, material commercial agreements, labor and employment matters, employee benefits, real estate, environmental, intellectual property, and privacy and data security.
During the first part of March, 2021, the market experienced significant disruption. Seven Oaks management continued to monitor developments in the market and determined that comparable public company valuations were down an average of 15%, with higher growth public companies being down 24%. On March 14, 2021, Seven Oaks notified Boxed that following review of the diligence materials, including Boxed’s financial results as compared to its projected results and, given the decline in the value of comparable public companies, it was reducing its pre-transaction enterprise valuation of Boxed to $550.0 million.
On March 18, 2021, Seven Oaks conducted a board meeting to update the Seven Oaks Board on the status of the transaction and provide a summary of diligence findings. Management provided an overview of Boxed, a description of the investment thesis, a fulsome discussion of the risks, and an overview of the diligence initiatives that were underway. The meeting was joined by several of Seven Oaks’ consultants who provided an update on the findings from their diligence initiatives. The diligence confirmed that there was a significant opportunity to accelerate Boxed’s growth through focusing on increased marketing, expanded assortment, and a growth in the B2B salesforce. On that day, Seven Oaks was also notified that Boxed’s board of directors had approved the reduced pre-transaction enterprise valuation of Boxed of $550.0 million.
After agreeing on the revised valuation, Seven Oaks and Boxed management interviewed various banks to serve as placement agents for the private placement transaction. After numerous discussions and careful consideration, Wells Fargo, Nomura, and Jones were selected as placement agents and capital markets advisors, and a kick-off meeting was organized on March 26, 2021. From March 26, 2021 to April 16, 2021, Seven Oaks, Boxed, the placement agents and their respective counsels prepared procedures for wall-crossing potential investors and developed a presentation to provide to potential investors.
On April 14, 2021 exclusivity was extended through April 30, 2021. On April 30, 2021, exclusivity was extended again through May 15, 2021.
Between the time that the signed term sheet was executed on March 8, 2021 and the beginning of the PIPE Investment process, the general market for PIPE investments had changed significantly, with the number of potential PIPE investors declining, many traditional PIPE investors passing on opportunities and PIPE investors requiring increasing investment incentives. Based on the challenging market environment and advice from the placement agents, it was decided to seek a $100.0 million common stock placement which would provide the combined company with over $300.0 million in cash. Given that cumulative anticipated losses prior to reaching profitability were $200.0 million, it was agreed that the $100.0 million private placement (combined with the capital in Seven Oaks’ Trust Account) would provide Boxed with adequate capital to execute its growth plan.
Beginning on April 16, 2021, the placement agents arranged meetings with a select group of potential investors to discuss a $100.0 million common stock private placement, which included several existing Boxed stockholders and Seven Oaks Stockholders. Mr. Matthews and Mr. Pearson represented Seven Oaks and Mr. Huang and Mr. Zimowski represented Boxed. Prior to such meetings, prospective investors were provided access to a virtual data room containing materials to be furnished to those investors. Over the next four weeks, approximately 50 meetings were held with potential investors. While overall feedback was positive, the demand for a private placement of common stock was muted, and many investors expressed an interest in a convertible debt or structured transaction which would provide additional downside protection to such investors. After several meetings with the placement agents to evaluate feedback, it was decided to explore raising a convertible debt private placement in addition to the common stock private placement.
On April 19, 2021, Winston & Strawn, counsel to Seven Oaks, sent an initial draft of the Business Combination Agreement to Latham & Watkins, counsel to Boxed and on April 20, 2021, Winston & Strawn sent Latham & Watkins an initial draft of the form of Subscription Agreement. The initial draft of the Business Combination Agreement contemplated a $100.0 million PIPE investment and a minimum cash closing condition of $200.0 million. Latham & Watkins sent a revised draft of the Business Combination Agreement and form of Subscription Agreement to Winston & Strawn on May 1, 2021. The revised draft provided for a two-step merger structure, limited Seven Oaks’ transaction expenses to $7.5 million and included the implementation of a staggered board of directors of New Boxed following the Closing. Between May 1 and June 4, 2021, Winston & Strawn and Latham & Watkins exchanged several drafts of the Business Combination Agreement. These drafts included a number of points, including the Sponsor agreeing to subject a portion of the Founder Shares to an earnout condition, the increase in the amount of the PIPE Investment from $100.0 million to $120.0 million, with a portion of the PIPE Investment being in the form of convertible notes and the amount of Available Closing Acquiror Cash.
On May 19, 2021, Seven Oaks conducted a board meeting to update the Seven Oaks Board on the findings of the diligence efforts, summarize the status of the private placement conversations, and review the proposed transaction structure. The meeting was also attended by Winston & Strawn and Wells Fargo, who provided the Seven Oaks Board with an update on the private placement discussions and an overview of the SPAC private placement market more broadly.
After continued investor discussions, total commitments to the common equity PIPE ranged from $30.0 million to $35.0 million, anchored by a $20.0 million investment from a strategic investor who expressed interest in concurrently entering a commercial arrangement with Boxed. Additional interest in the common stock private placement came from existing stockholders of Boxed, investors who were also interested in investing in the convertible debt, and members of Seven Oaks’ and Boxed’s respective management teams. Two investors expressed an interest in anchoring the convertible note private placement, and aggregate demand exceeded $100.0 million. A single anchor for the convertible debt was selected and active negotiations took place to agree on a term sheet and subscription agreement.
On June 3, 2021, Seven Oaks conducted a board meeting to update the Seven Oaks Board on the status of the transaction, review the valuation methodology, and discuss the various transaction legal documents. The meeting was also attended by Jones, who discussed the valuation methodology for Boxed with the Seven Oaks Board, and Winston & Strawn who reviewed the transaction documents with the Seven Oaks Board. Seven Oaks agreed to issue and sell an aggregate of $87.5 million of principal amount of convertible notes, which will be convertible for shares of New Boxed common stock at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum.
On June 4, 2021, representatives of Winston & Strawn and Latham & Watkins discussed the remaining open points on the Business Combination Agreement and form of Subscription Agreement via conference telephone call. Between June 4 and June 8, 2021, Winston & Strawn and Latham & Watkins continued to exchange drafts of the Business Combination Agreement to resolve the remaining open points, including the amount of and form of the private placement, the terms of the representations and warranties made by Boxed, the amount of cash required pursuant to the Minimum Cash Condition, the number of officers of Boxed who would enter into employment agreements in connection with the closing and the composition of the New Boxed board of director following consummation of the Business Combination.
While the initial size of the private placement was originally contemplated to be $100.0 million, the strong investor interest in the convertible structure led Seven Oaks and Boxed to upsize the offering to $120.0 million, with $87.5 million in a convertible note private placement and $32.5 million in a common equity private placement. The convertible notes will be convertible for shares of New Boxed common stock at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum.

On June 9, 2021, Seven Oaks conducted a board meeting to approve the transaction. Following a presentation from management and Winston & Strawn, the independent directors discussed and asked questions regarding the transaction. After the discussion, the Seven Oaks Board unanimously voted in favor of proceeding with the Business Combination with Boxed, as well as the Private Placements.
On June 13, 2021, the parties entered into the Business Combination Agreement and Seven Oaks entered into Subscription Agreements for Private Placements. Prior to the market open on June 14, 2021, Seven Oaks and Boxed issued a joint press release announcing the execution of the Business Combination Agreement. Thereafter, Seven Oaks filed a Current Report on Form 8-K with the SEC attaching, among other things, the Business Combination Agreement, related transaction agreements, the press release and investor presentation.
The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the Closing.
Seven Oaks’ Board of Directors’ Reasons for the Approval of the Business Combination
On June 9, 2021, the Seven Oaks Board unanimously (i) approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Seven Oaks and its stockholders, and (iii) recommended that Seven Oaks Stockholders approve and adopt the Business Combination. Before reaching its decision, the Seven Oaks Board reviewed the results of the due diligence conducted by Seven Oaks management, and which included:
•
research on comparable public companies;

•
research on comparable transactions within the retail e-commerce and online grocery sector;

•
summaries of meetings and calls with Boxed’s management team regarding operations, business trends, management, logistics, forecasts, and other topics;

•
findings and key insights from leading management consulting firm, including:

•
market feasibility assessment that reviewed Boxed’s addressable market, competitiveness of Boxed offerings, evaluated Boxed Retail, and tested market penetration assumptions as part of Seven Oaks’ financial analysis;

•
customer interview with Boxed’s largest technology customer to understand customer satisfaction and long-term business relationship;

•
analysis of Boxed retention and customer lifetime value metrics and the direct impact increased marketing spend and product expansion could have on new and current customer cohorts;

•
assessment of Boxed’s Software & Services platform by a leading global professional service firm to validate the underlying technology and feasibility of the offering;

•
legal diligence including corporate matters, material commercial agreements, labor and employment matters, employee benefits, real estate, environmental, intellectual property, and privacy and data security;

•
Boxed market research including a third party customer insight and branding survey;

•
interview with former Boxed executives;

•
background checks on current Boxed management;

•
site visits to Boxed fulfillment center;

•
environmental assessment on fulfillment centers;

•
financial and valuation analysis of Boxed and the Business Combination;

•
tax diligence;

•
Boxed’s audited and unaudited financial statements; and

•
financial projections provided by Boxed’s management team.

As described under “The Background of the Business Combination” above, the Seven Oaks Board, in evaluating the Business Combination, consulted with Seven Oaks’ management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, the Seven Oaks Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, the Seven Oaks Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Seven Oaks Board may have given different weight to different factors.
The factors considered by the Seven Oaks Board in approving the Business Combination and the transactions contemplated thereby include, but are not limited to, the following:
•
Committed and Talented Management Team.   Boxed’s management team has deep industry expertise, starting with its Chief Executive Officer, Chieh Huang, who founded the business more than eight years ago after successfully starting and selling a business and is a former corporate lawyer at Proskauer Rose LLP. Mr. Huang is supported by a leadership team which has decades of combined experience in e-commerce, retail, and online grocery.

•
Strong Alignment to ESG Principles.   Seven Oaks and Boxed management teams have a shared committed to ESG principles and is reflected in how Boxed manages its businesses. For example, Boxed aggregates products into one large shipment, which produces an estimated 30% less carbon impact from packaging materials, as compared to using several boxes and deliveries for the same inventory, which is common for some competitors. Boxed management is also a leader in minority hiring with over half of the corporate office team identifying as an ethnic minority. Further the company is a market leader in combatting the so-called “Pink Tax,” “which upcharges products intended for women.

•
High-Growth Industry.   The online grocery market is undergoing rapid adoption and is expected to grow from $106.0 billion in 2020 to $248.0 billion by 2025 (according to FMI research), at a +19% annual growth. Despite the presence of large players including Amazon, Costco, and Walmart, the Seven Oaks Board understands there to be over $31.0 billion addressable market share (excluding those three competitors) available to Boxed in 2020 and forecasted to grow to over $60.0 billion by 2024 (according to third party market analysis).

•
Business with Revenue and Earnings Growth Potential.   The Seven Oaks Board believes that Boxed is well-positioned to continue expand its B2C customer base while significantly increasing sales to its B2B customers as businesses increasingly return to the office following work-from-home arrangements during the height of COVID-19. Revenue acceleration is further supported by Boxed’s strong customer retention metrics, growth in its “Boxed Up” loyalty subscription program, and expansion of its private label brand “Prince & Spring.” The Seven Oaks Board also considered Boxed’s earnings potential. While earnings are expected to remain negative through 2024 as the business continues to invest in its customer base through increased marketing spend and expansion of product assortment, as described below under “Forecasted Financial Information,” Boxed’s management forecasted achieving positive Adjusted EBITDA in 2025.

•
Monetization of Technology Platform.   Boxed has established multiple avenues for monetizing its proprietary technology platform as it scales the business. Significant opportunity exists to capture advertising spend and expand third-party direct selling on its retail e-commerce platform. Boxed has further leveraged its proprietary technology platform to create a white-label (removal of Boxed name and logo to rebrand products for client use) omnichannel platform that is vertically integrated from front-end software to automation of hardware for third-party retailers. Boxed went to market with this offering in 2020 with a $80.0 billion global retail customer and, as described below under “Forecasted Financial Information,” has plans to grow this business to over a $100.0 million in revenues by 2026 with attractive margins.

•
Benefits from Access to Public Capital Markets.   Post-Business Combination, Boxed is expected to add over $300.0 million to its balance sheet to support and grow the business. This capital is expected to provide for enhanced marketing spend and expansion of product SKUs to further grow the user base, frequency of use, and the marketing of the Software & Services products.

•
Negotiated Transaction.   The determination that the financial and other terms of the Business Combination Agreement are reasonable and within the range of values indicated by Seven Oak’s review of comparable transactions and are the product of arm’s-length negotiations between Seven Oaks and Boxed;

•
Experienced Seven Oaks Management.   Further, the New Boxed Board will include Gary Matthews and Andrew Pearson of the Seven Oaks management team.

Mr. Matthews has extensive operating experience within the grocery business and driving profitable growth as CEO of multiple businesses and twelve (12) years managing portfolio companies for Morgan Stanley Capital Partners. Mr. Matthews started his career with relevant experience in consumer products. He worked at consumer packaged goods companies such as Procter & Gamble, PepsiCo, and leading the over-the-counter drug Division for Bristol-Myers Squibb. At Morgan Stanley Capital Partners he was chairman of Tops Grocery Stores for six years.
Mr. Pearson has over twenty (20) years of experience managing investments at General Atlantic, including overseeing numerous software and technology-enabled service investments as Global Head of Portfolio Management.
In the course of its deliberations, the Seven Oaks Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the below:
•
Potential inability to complete the merger.   The Seven Oaks Board considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Seven Oaks if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to factors outside of the control of the parties to the transaction, including the need for antitrust approval and the satisfaction of the Minimum Cash Condition. However, the Seven Oaks Board concluded these risks would exist or may be even greater with respect to a business combination with another target company.

•
Waiver of Corporate Opportunity Doctrine.   Seven Oaks’ certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that could have been appropriate for a combination with Seven Oaks but were not offered due to a Seven Oaks director’s duties to another entity. Seven Oaks believes that the waiver of the corporate opportunity doctrine in its certificate of incorporation did not interfere with its ability to identify an acquisition target.

•
Potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame.   The Seven Oaks Board considered the risk that despite best intentions and efforts, there was execution risk to the business given the threat of competitors, uncertainty in the impact of COVID-19 on the Boxed business, and the nascent Software & Services business. The Seven Oaks Board concluded however, that these risks were substantially mitigated by the diligence conducted by Seven Oaks and their third-party vendors, including multiple market and technology assessments led by reputable management consulting firms in evaluating Boxed’s market position, business model, and technology platforms.

•
Public stockholders could vote against the deal or exercise their redemption rights.    The Seven Oaks Board considered the risk that some of the current public stockholders would vote against the Business Combination Proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to an amount below the minimum required to consummate the Business Combination. The Seven Oaks Board concluded however, that this risk was mitigated by Seven Oaks’ management’s ability to raise $120.0 million in the Private Placement, providing cushion in case there are unexpectedly high redemption levels. Further, the fact that public stockholders may vote for the Business Combination Proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination Proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.
•
Our management and directors may have different interests in the Business Combination than the public stockholders.   The Seven Oaks Board considered the fact that members of our management and the Seven Oaks Board may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of Seven Oaks’ Directors and Officers in the Business Combination” below. However, the Seven Oaks Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the Initial Public Offering prospectus, (ii) these potentially disparate interests would exist or may be even greater with respect to a business combination with another target company and (iii) a significant portion of the shares held by the Seven Oaks founders have been deferred to an earnout structure based on certain share price thresholds. Notwithstanding the foregoing, the 3,713,062 Founder Shares that will be held by Seven Oaks’ directors are not subject to this earnout.

•
The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the Closing.   The Seven Oaks Board considered that there is risk associated with potential litigation. However, the Seven Oaks Board concluded that (i) these risks would exist or may be even greater with respect to a business combination with another target company, (ii) there are no known breaches of fiduciary responsibility or other bad faith conduct and (iii) the diligence process conducted by Seven Oaks and third-party relationships has been thorough, with multiple updates to the Seven Oaks Board and open discussions on deal benefits and risks.

After considering the foregoing potentially negative and potentially positive reasons, the Seven Oaks Board concluded, in its business judgment, that the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Seven Oaks and its stockholders. The Seven Oaks Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by the Seven Oaks Board is not intended to be exhaustive but does set forth the principal factors considered.
Forecasted Financial Information
In connection with Seven Oaks’ evaluation of the proposed Business Combination, Boxed provided Seven Oaks with its internally prepared forecasts for each of the years in the six-year period ending December 31, 2026. The forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.
The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Seven Oaks, the Seven Oaks Board, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.
The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Boxed’s business, all of which are difficult to predict and many of which are beyond Boxed’s and Seven Oaks’ control. While presented with numerical specificity, the financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Boxed’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. Boxed management believes the projections were prepared on a reasonable basis and, at the time they were produced, represented the best available estimates and judgments to the best of Boxed management's knowledge. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the potential revenue upside or costs savings associated with the proposed commercial partnership with Palantir, nor the associated software licensing expenses, expected to total $20.0 million over the next five years.
There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
None of Boxed’s independent registered accounting firm, Seven Oaks’ independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.
The financial projections are included in this proxy statement/prospectus solely to provide Seven Oaks’ stockholders access to information made available in connection with the Seven Oaks Board’s evaluation of the proposed Business Combination. The financial projections are not included in this proxy statement/prospectus in order to induce any Seven Oaks Stockholders to vote in favor of any of the proposals at the special meeting and should not be viewed as public guidance. In preparing the forecasts, Boxed considered the following material estimates and hypothetical assumptions:
•
an acceleration of gross merchandise value sold through its Retail business and increase in net revenues attributable to the Retail business in the second half of 2021 and through 2022, primarily driven by (i) substantial reinvestment in advertising expenses assumed to drive a material increase in Boxed’s customer base, (ii) a significant rebound and expansion of Boxed’s B2B customer base, which was negatively impacted by COVID-19 as many businesses moved to fully remote or hybrid work-from-home environments, and (iii) the expansion of Boxed’s product assortment, facilitated by private label product expansion combined with the launch and the rapid growth of its third-party marketplace offering;

•
the 2021 launch and continued expansion of its Software & Services business, supported by upfront investments in business development, customer success, product development, and engineering resources in;

•
gross margin expansion of 16 points from 2020 to 2026, driven by (i) significant margin expansion across Boxed’s Retail business segment due to numerous initiatives, including continued execution of vendor negotiations and cost decreases, advertising technology monetization, and private label and third-party marketplace product expansion, improving customer retention, and expansion of the fulfillment network, and (ii) increasing revenue attributable to Boxed’s higher-margin Software & Services segment; and

•
a capital infusion of $300.0 million or more in the second half of 2021 to support increased advertising investment, growth in the B2B-focused sales force, fulfillment center expansion, and scaling teams to support further monetization of Boxed’s technology.

The following table sets forth the forecasted financial information for Boxed that Seven Oaks’ management reviewed with the Seven Oaks Board.
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
B2C Gross Merchandise Value	$173	$265	$397	$561	$748	$977
B2B Gross Merchandise Value	23	53	88	132	184	241
Other Gross Merchandise Value	37	42	47	52	58	64
Total Gross Merchandise Value	$233	$360	$532	$745	$990	$1,282
Net Revenue (Retail)	$200	$294	$402	$538	$711	$925
Net Revenue (Software & Services)	12	13	27	42	69	106
Total Net Revenue	$212	$306	$429	$580	$780	$1,031
Gross Profit	$31	$49	$90	$142	$216	$313
Gross Margin	15%	16%	21%	24%	28%	30%
Adjusted Cash Operating Costs	$89	$117	$146	$179	$213	$250
Adjusted EBITDA	$(59)	$(68)	$(56)	$(37)	$3	$63
Capital Expenditures	$(3)	$(2)	$(2)	$(3)	$(3)	$(3)
Adjusted EBITDA is a non-GAAP measure and is prepared in addition to, and not in substitute for, measures of financial performance prepared in accordance with GAAP, and should not be considered superior to, or as an alternative to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of liquidity. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. For a description of how Boxed’s management has utilized and calculated Adjusted EBITDA historically, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed — Non-GAAP Financial Measures”.
Adjusted Operating Costs is a non-GAAP financial measure and refers to operating expenses less non-cash expenses such as depreciation and amortization and stock-based compensation expense, and other one-time or non-recurring expenses that by their nature Boxed would not be able to forecast at the time the forecasts were prepared, or are otherwise not necessary for the ongoing operations of its business.
Comparable Company Analysis
The combined company will have an anticipated initial pre-transaction enterprise value of $647 million, implying a 2.1x multiple of forecasted 2022 revenue, and representing a discount to public trading market valuations of comparable companies across e-commerce retailers, e-commerce marketplaces, and SaaS infrastructure providers. The set of comparable companies to Boxed was selected based on a review of direct-to-consumer e-commerce sectors, SaaS platform providers, and the existing universe of publicly traded companies at the time of the transaction. The e-commerce retailers selected as comparable all have direct-to-consumer models that sell a mix of product categories, similar to Boxed current Retail business. The marketplace companies selected are e-commerce platforms that enable third-party vendors to sell directly to consumers, similar to Boxed limited marketplace offering. Going forward, Boxed is committed to expanding product assortment to drive increased customer wallet share (the amount of a customer's total spend on grocery and consumable products that is spent on the Boxed platform), and plans to significantly grow its third-party marketplace as a percentage of overall revenues and profit. The SaaS infrastructure companies were considered comparable given their similar high-growth profiles, differentiated software as a service offerings, and their retail focus. The comparable companies used in the peer sets of e-commerce retailers, e-commerce marketplaces, and SaaS infrastructure providers are described in further detail below.
The public trading market valuation of comparable e-commerce retailers (consisting of Poshmark Inc. (NASDAQ: POSH), Farfetch Ltd. (NYSE: FTCH), Ocado Group (OTCMKTS: OCDDY), Revolve Group Inc. (NYSE: RVLV), Bark Co. (NYSE: BARK), Chewy Inc. (NYSE: CHWY), The Hut Group (LON: THG), Wayfair Inc. (NYSE: W), collectively, the “e-commerce retailers”) have estimated 2021 enterprise value/

revenue multiples ranging from 2.3x to 9.4x (and a median of 4.6x) and estimated 2022 enterprise value/revenue multiples ranging from 1.9x to 7.2x (and a median of 3.6x), in each case based on publicly available market data as of April 5, 2021. The public trading market valuation of comparable e-commerce marketplace companies (consisting of Etsy Inc. (NASDAQ: ETSY), eBay Inc. (NASDAQ: EBAY), Stitch Fix Inc. (NASDAQ: SFIX), ContextLogic Inc. (NASDAQ: WISH), collectively, the “e-commerce marketplace”) have estimated 2021 enterprise value/revenue multiples ranging from 2.3x to 12.0x (and a median of 3.3x) and estimated 2022 enterprise value/revenue multiples ranging from 1.9x to 10.0x (and a median of 3.0x), in each case based on publicly available market data as of April 5, 2021. The public trading market valuation of comparable SaaS infrastructure providers (consisting of Shopify Inc. (NYSE: SHOP), BigCommerce Holdings Inc. (NASDAQ: BIGC), Wix.com Ltd. (NASDAQ: WIX), collectively, the “SaaS Infrastructure Providers”) imply estimated 2021 enterprise value/revenue multiples ranging from 13.8x to 35.0x (and a median of 21.5) and estimated 2022 enterprise value/revenue multiples ranging from 11.0x to 26.0x (and a median of 17.5x), in each case based on publicly available market data as of April 5, 2021.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. Early termination of the waiting period was granted by the Federal Trade Commission and the waiting period expired on July 28, 2021.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Seven Oaks’ Board of Directors Reasons for the Approval of the Business Combination,” the Seven Oaks Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering with respect to Seven Oaks’ initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.
Interests of Seven Oaks’ Directors and Officers in the Business Combination
In considering the recommendation of the Seven Oaks Board in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a Seven Oaks Stockholder. You should be aware that the interests set forth in more detail below present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders — as such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. These interests include, among other things:
•
If we are unable to complete our initial business combination by December 22, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Seven Oaks Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•
There will be no liquidating distributions from the Trust Account with respect to the Founder Shares if we fail to complete a business combination within the required period, so those shares will be worthless if we do not complete a business combination by December 22, 2022. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 6,468,750 shares of New Boxed common stock and 1,940,625 shares of which will be outstanding following the

Closing but will remain subject to price-based performance vesting conditions as described in the Sponsor Agreement. In addition, given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Private Placement Warrants, even if the trading price of the New Boxed common stock after the Closing is as low as $1.28 per share.
•
Simultaneously with the closing of its Initial Public Offering, Seven Oaks consummated the sale of 5,587,500 Private Placement Warrants at a price of $1.50 per warrant in a private placement to the Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on December 22, 2020, for one share of Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by December 22, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $     million based upon the closing price of $     per warrant on Nasdaq on            , 2021.

•
Mr. Matthews and Mr. Pearson are expected to serve as directors of New Boxed after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Boxed Board determines to pay to its directors and/or officers.

•
Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Seven Oaks fails to complete a business combination by December 22, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

•
Following the Closing, our Sponsor will be entitled to the repayment of any working capital loan and advances that have been made to Seven Oaks and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Seven Oaks from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Boxed’s good faith estimate of such amounts.
(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$258.8	$60.0
Private Placement of Common Stock	32.5	32.5
Private Placement of Convertible Senior Notes	87.5	87.5
Sellers’ Equity	550.0	550.0
Seven Oaks’ Founder Shares(1)	45.3	45.3
Total Sources	$974.1	$775.3
Uses
Sellers’ Equity	$550.0	$550.0
Cash to New Boxed’s Balance Sheet	332.4	133.6
Seven Oaks’ Founder Shares(1)	45.3	45.3
Estimated Transaction Fees and Expenses	46.4	46.4
Total Uses	$974.1	$775.3

(1)
Excludes 1,940,625 shares of New Boxed common stock that will be outstanding following the Closing but will remain subject to price-based performance vesting terms as described in the Sponsor Letter Agreement.

Directors and Executive Officers of New Boxed After the Business Combination
Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and stock exchange listing requirements (whichever is applicable and, for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), effective as of the Closing, Seven Oaks will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Boxed Board to consist of the persons designated by Boxed, Sponsor and Seven Oaks prior to Closing. On the Closing Date, Seven Oaks shall enter into customary indemnification agreements reasonably satisfactory to Boxed with the individuals to be elected as members of the New Boxed Board, which indemnification agreements shall continue to be effective immediately following the Closing.
Except as otherwise directed in writing by Boxed, and conditioned upon the occurrence of the Closing, Seven Oaks will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons constituting the officers of Boxed prior to the Effective Time to be the officers of New Boxed (and holding the same titles as held at Boxed) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Boxed will take all necessary action prior to the Effective Time such that (a) each director of Boxed in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) certain directors or executive officers of Boxed, determined by Boxed and communicated to Seven Oaks in writing prior to the Closing Date, shall be appointed to the board of directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only the directors of Surviving Company (including by causing the board of directors of Boxed to adopt resolutions prior to the Effective Time that expand or decrease the size of the board of directors of Boxed, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the

Boxed board of directors). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.
Except as otherwise directed in writing by Boxed, the persons constituting the officers of Boxed prior to the Effective Time will continue to be the officers of the Surviving Company (and will hold the same titles as held at Boxed) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Stock Exchange Listing
Seven Oaks’ units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “SVOKU”, “SVOK” and “SVOKW”, respectively. Seven Oaks intends to apply to list the New Boxed common stock and public warrants on NYSE under the symbols “BOXD” and “BOXD WS”, respectively, upon the Closing of the Business Combination. New Boxed will not have units traded following the Closing of the Business Combination.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Seven Oaks will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Boxed issuing stock for the net assets of Seven Oaks, accompanied by a recapitalization. The net assets of Seven Oaks will be stated at historical cost, with no goodwill or other intangible assets recorded.
Boxed has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Boxed’s stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios described below;

•
Boxed will appoint the majority of the New Boxed Board;

•
Boxed’s existing management will comprise the management of New Boxed;

•
Boxed’s operations will comprise the ongoing operations of New Boxed;

•
Boxed is the larger entity based on historical revenues and business operations; and

•
New Boxed will assume Boxed’s name and will assume Boxed’s headquarters.

The preponderance of evidence as described above is indicative that Boxed is the accounting acquirer in the Business Combination.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.
Seven Oaks’ Sponsor and the transferees of Founder Shares, along with Seven Oaks’ directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Seven Oaks Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Seven Oaks Board
THE SEVEN OAKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SEVEN OAKS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of Seven Oaks’ directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Seven Oaks and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of Seven Oaks’ Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT
The following describes certain aspects of the Business Combination, including the material provisions of the Business Combination Agreement. The following description of the Business Combination Agreement is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.
Explanatory Note Regarding the Business Combination Agreement
The Business Combination Agreement and this summary are included to provide you with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties by Seven Oaks and Boxed. The representations and warranties made in the Business Combination Agreement by Seven Oaks and Boxed were qualified and subject to important limitations agreed to by Seven Oaks and Boxed in connection with negotiating the terms of the Business Combination Agreement. In particular, in your review of the representations and warranties contained in the Business Combination Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Business Combination Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Business Combination Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC. Moreover, some of the representations and warranties were qualified by the matters contained in the confidential disclosure schedules that Seven Oaks and Boxed each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Finally, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement.
For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of Seven Oaks or Boxed, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 258. Seven Oaks will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Business Combination Agreement and will update such disclosure as required by federal securities laws.
Closing and Effective Time of the Mergers
Unless Seven Oaks and Boxed otherwise mutually agree in writing, the Closing will take place as promptly as practicable, and in any event no later than the third business day after the date on which all of the Closing conditions set forth in Article IX of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination) (such date, the “Closing Date”). See “The Business Combination Agreement — Conditions to Closing” beginning on page 118 for a more complete description of the conditions that must be satisfied prior to Closing.
On the Closing Date, Seven Oaks and Boxed will effect the Business Combination by filing certificates of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificates of merger have been duly filed or at such later time as may be agreed by Seven Oaks and Boxed in writing and specified in the certificates of merger.
As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the fourth quarter of 2021. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by December 10, 2021 (the “Termination Date”), the Business Combination Agreement may be terminated by either Seven Oaks or Boxed. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the Business Combination Agreement to fulfil any obligations of such party set forth in the Business Combination Agreement. See “The Business Combination Agreement — Termination” beginning on page 121 for a more complete description of the termination provisions set forth in the Business Combination Agreement.
Treatment of Company Options and Warrants
At the Effective Time, each outstanding option to purchase shares of Boxed common stock (each a “Boxed option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Boxed and will be converted into an option to acquire shares of New Boxed common stock with the same terms and conditions as applied to the Boxed option immediately prior to the Effective Time subject to any changes by reason of the Business Combination (a “New Boxed option”); provided, that the number of shares underlying such New Boxed option will be determined by multiplying the number of shares of Boxed common stock subject to such Boxed option immediately prior to the Effective Time, by the ratio determined by dividing the Per Share Merger Consideration Value by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Boxed option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.
Immediately prior to the Effective Time, each warrant to purchase shares of Boxed’s capital stock (each a “Boxed warrant”) that is issued and outstanding will be exercised in full on a cash or cashless basis or terminated without exercise.
Covenants and Agreements
Conduct of Boxed Businesses Prior to the Completion of the Mergers
Boxed has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to conduct and operate its business in the ordinary course in all material respects, and maintain the existing relations and goodwill with its customers, suppliers, joint venture partners, distributors and creditors, in all material respects.
In addition to the general covenants above, Boxed has agreed that prior to the Effective Time, subject to specified exceptions, it will not without the written consent of Seven Oaks (which may not be unreasonably withheld, conditioned or delayed):
•
change or amend its certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents;

•
make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly-owned subsidiary of Boxed either to Boxed or any other wholly-owned subsidiaries of Boxed;

•
except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially and adversely modify, materially and adversely amend, waive any material right under, terminate or fail to renew, any material contract or any material lease to which Boxed or its subsidiaries is a party or by which it is bound;

•
(i) issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than a permitted lien) on, any equity securities of Boxed or any of its subsidiaries or (ii) issue or grant any equity securities or any options, warrants or other rights to purchase or obtain any equity securities of Boxed or its subsidiaries, in each case, other than incentive awards granted pursuant to existing incentive equity plans in the ordinary course of business (which shall require the written consent of Seven Oaks, not to be unreasonably withheld or delayed) or any equity securities issued upon exercise or settlement thereof;

•
sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any lien (other than permitted liens) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property owned by Boxed) of Boxed, other than (i) the expiration of intellectual property owned by Boxed in accordance with the applicable statutory term or abandonment of intellectual property registrations or applications in the ordinary course of business, (ii) non-exclusive licenses of intellectual property owned by Boxed granted in the ordinary course consistent with past practices, (iii) the sale or provision of goods or services to customers in the ordinary course of business, or the sale, permission to lapse, abandonment, or other disposition of tangible assets or equipment deemed by Boxed in its reasonable business judgment to be obsolete or not worth the costs of maintaining or registering the item, or (iv) transactions among Boxed and its wholly-owned subsidiaries or among its wholly-owned subsidiaries;

•
except as otherwise required by the terms of any of Boxed’s existing benefit plans, (i) materially increase the compensation or benefits of any current or former key employee, except for increases of less than 10% in base salary or hourly wage rates made in the ordinary course of business to such persons; (ii) make any grant or promise of any severance, retention or termination payment or arrangement to any Boxed employee other than in the ordinary course of business; (iii) make any change in the key management structure of Boxed or any of its subsidiaries, or hire or terminate (other than for “cause” or due to death or disability) any key employees; (iv) take any action to accelerate any payments, severance, or benefits, or the funding of any payments, severance, or benefits, payable or to become payable to any Boxed employees, except for any severance or termination payments in connection with the termination of any Boxed employee that do not exceed $60,000 for such Boxed employee; or (v) establish, adopt, enter into, amend or terminate in any material respect any material benefit plan or any material plan, agreement, program, policy, trust, fund, contract or similar arrangement, other than in the ordinary course of business (including an employment offer that does not contain severance and/or a transaction or retention payment);

•
implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that would implicate the WARN Act;

•
(i) negotiate, modify, extend, or enter into any collective bargaining agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of Boxed or any of its subsidiaries;

•
waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any key employee in connection with the termination of services thereof;

•
directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case, that would be material to Boxed, taken as a whole, and other than in the ordinary course of business;

•
redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any equity securities of Boxed or any of its subsidiaries, except for (i) the acquisition by Boxed or any of its subsidiaries of any equity securities of Boxed or any of its subsidiaries in connection with the forfeiture or cancellation of such interests or any transactions contemplated by its existing equity incentive plan and (ii) transactions between Boxed and a wholly-owned subsidiary of Boxed or between wholly-owned subsidiaries of Boxed;

•
adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity securities of Boxed or any of its subsidiaries, except for any such transaction by a wholly-owned subsidiary of Boxed that remains a wholly-owned subsidiary of Boxed after consummation of such transaction;

•
adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Boxed or any of its subsidiaries (other than the transactions contemplated by the Business Combination Agreement);

•
make any loans or advance any money or other property to any person, except for (i) advances in the ordinary course of business to employees, officers or independent contractors of Boxed or any of its subsidiaries for business expenses not to exceed $100,000 individually or $500,000 in the aggregate, (ii) prepayments and deposits paid to suppliers of Boxed or any of its subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of Boxed or any of its subsidiaries in the ordinary course of business, and (iv) loans or advances among Boxed and its wholly-owned subsidiaries or among the wholly-owned subsidiaries;

•
make, change, or revoke any material tax election in a manner inconsistent with past practice, adopt, change, or revoke any accounting method with respect to taxes, file, or amend any tax return in a manner inconsistent with past practice, prosecute, settle or compromise any tax liability or any action, audit or other similar proceeding related to taxes, enter into any closing agreement with respect to any tax, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, or enter into any tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than any customary commercial agreement entered into in the ordinary course of business and not primarily relating to taxes), in each case, to the extent such action would have a material and adverse impact on Seven Oaks or Boxed;

•
enter into any Boxed affiliate agreement, or amend in any material respect adverse to Boxed or its subsidiaries any Boxed affiliate agreement (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of Boxed or its subsidiaries in their capacity as an officer or director);

•
(i) cancel or compromise any material claim or material indebtedness owed to Boxed or any of its subsidiaries or (ii) settle any pending or threatened action, (A) if such settlement would require payment by Boxed in an amount greater than $1,500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting Boxed in a manner materially adverse to Boxed, (C) to the extent such settlement involves a governmental authority or alleged criminal wrongdoing, or (D) to the extent such settlement relates to the transactions contemplated by Business Combination Agreement;

•
(i) incur, create or assume any indebtedness, (ii) modify the terms of any indebtedness, or (iii) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness, in each case, other than any (A) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable to Boxed or its applicable subsidiary than the indebtedness being replaced, (B) indebtedness incurred in the ordinary course of business, the proceeds of which are used solely with respect to operational aspects of Boxed and in an aggregate amount not to exceed $20,000,000, (C) indebtedness incurred between Boxed and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, or (D) guarantees of indebtedness of a wholly-owned subsidiary of Boxed;

•
make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

•
fail to maintain in full force and effect any material insurance policy covering Boxed and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices in a manner materially detrimental to Boxed and its subsidiaries;

•
disclose any source code constituting intellectual property owned by Boxed to any person or entity (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or

•
enter into any agreement, or otherwise become obligated, to do any action prohibited under the foregoing.

Conduct of Seven Oaks Prior to the Completion of the Merger
Seven Oaks has agreed to a more limited set of restrictions on its business prior to the Effective Time. Specifically, Seven Oaks has agreed that prior to the Effective Time, except as expressly contemplated by the

Business Combination Agreement, it will not, without the written consent of Boxed (which may not be unreasonably withheld, conditioned or delayed):
•
change, modify or amend the Trust Agreement, the Seven Oaks organizational documents or the organizational documents of Merger Sub or Merger Sub II;

•
(i) declare, set aside or pay any dividends on, or make any other distribution in respect of any of its outstanding capital stock or other equity interests of Seven Oaks, Merger Sub and Merger Sub II; (ii) split, combine, or reclassify any of its capital stock or other equity interests of Seven Oaks, Merger Sub and Merger Sub II; or (iii) other than the redemption of any shares of Seven Oaks Class A common stock as otherwise required by Seven Oaks’ organizational documents in order to consummate the transactions contemplated by the Business Combination Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Seven Oaks, Merger Sub and Merger Sub II;

•
make, change, or revoke any tax election in a manner inconsistent with past practice, adopt, change or revoke any accounting method with respect to taxes, file or amend any tax return in a manner inconsistent with past practice, prosecute, settle or compromise any tax liability or any action, audit or other similar proceeding related to any amount of taxes, enter into any closing agreement with respect to any tax, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, or enter into any tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than any customary commercial agreement entered into in the ordinary course of business and not primarily relating to taxes), in each case with respect to each item in this paragraph, to the extent such action would have a material and adverse impact on Seven Oaks or Boxed;

•
take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

•
enter into, renew or amend in any material respect, any Seven Oaks affiliate agreement;

•
waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, in each case, other than compromises or settlements in an aggregate amount not greater than $500,000;

•
incur or assume any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another person, other than any indebtedness (i) for borrowed money or guarantee or (ii) incurred among Seven Oaks and Merger Sub;

•
(i) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Seven Oaks or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) in connection with the exercise of any Seven Oaks warrants outstanding on the date of the Business Combination Agreement, or (B) the issuance of Seven Oaks Class A common stock at not less than $10.00 per share in connection with the transactions contemplated by the Subscription Agreements or (ii) amend, modify or waive any of the terms or rights set forth in, any warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•
pay or agree to pay transaction expenses in an aggregate amount in excess of $7,500,000 (which consent by Boxed shall not be unreasonably conditioned, withheld or delayed);

•
make any material change in accounting principles or methods of accounting, other than as may be required by GAAP; or

•
enter into any agreement, or otherwise become obligated, to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals
Boxed and Seven Oaks have agreed to comply promptly but in no event later than ten business days after the date of the Business Combination Agreement with the notification and reporting requirements of the HSR Act. Boxed and Seven Oaks have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.
Boxed and Seven Oaks agreed to exercise their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by the Business Combination Agreement as soon as practicable and any and all action necessary or advisable to obtain, file with or deliver to, as applicable, any consents of any governmental authorities necessary to consummate the Business Combination.
Boxed and Seven Oaks have agreed to promptly inform the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Business Combination Agreement, and Boxed and Seven Oaks have agreed to permit counsel to the other an opportunity to review in advance, and Boxed and Seven Oaks (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Boxed and Seven Oaks (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Business Combination Agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. Boxed and Seven Oaks have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Boxed and Seven Oaks (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Business Combination Agreement.
Boxed and Seven Oaks has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act (to the extent early termination is available).
Notwithstanding the above covenant or any other provision of the Business Combination Agreement, nothing in the Business Combination Agreement shall require or obligate Boxed’s affiliates and investors, Seven Oaks’ affiliates and investors (including the Sponsor) their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by Seven Oaks’ affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Seven Oaks’ affiliates and investors including, the Sponsor, or of any such investment fund or investment vehicle to take any action in connection with obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable antitrust laws or avoiding, preventing, eliminating or removing any impediment under antitrust law with respect to the Business Combination, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such person or entity or any of such entity’s subsidiaries or affiliates, or any interest therein, or terminate, amend or assign any existing relationships and contractual rights or obligations.
Seven Oaks, on the one hand, and Boxed, on the other hand, have each agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Business Combination Agreement.
Each of Boxed and Seven Oaks have agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation.
Notwithstanding anything in the Business Combination Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Seven Oaks’ affiliates, the Sponsor, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Seven Oaks’ affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Seven Oaks’ affiliates, the Sponsor or any such investment fund or investment vehicle.
Proxy Solicitation
Seven Oaks has agreed to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to Seven Oaks’ stockholders and (iii) use reasonable best efforts to solicit proxies from the holders of shares of Seven Oaks Class A common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. Seven Oaks has agreed, through the Seven Oaks Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “Seven Oaks Board Recommendation”) and shall include the Seven Oaks Board Recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. The Seven Oaks Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Seven Oaks Board Recommendation, provided that, in the event that the Seven Oaks Board determines a material adverse effect has occurred with respect to the Boxed, the Seven Oaks Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation to the extent required. Notwithstanding the foregoing, if on a date for which the Seven Oaks Special Meeting is scheduled, Seven Oaks has not received proxies representing a sufficient number of shares of Seven Oaks Shares to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, Seven Oaks shall have the right to make one or more successive postponements or adjournments of the Special Meeting.
Consent Solicitation
Boxed and Seven Oaks have agreed to obtain the adoption of the Business Combination Agreement (the “Boxed Approval”) by holders of a majority of the voting power of the outstanding shares of each of Boxed common stock and Boxed preferred stock (the “Boxed stockholders”) via written consent as soon as promptly as practicable after this proxy statement/prospectus becomes effective. Boxed has agreed, through the Boxed board of directors, to recommend to the Boxed stockholders that they adopt the Business Combination Agreement. If the Boxed Approval is obtained, then promptly following the receipt of the required written consents, Boxed has agreed to prepare and deliver to the Boxed stockholders who have not consented the notice required by Sections 228(e) and 262 of the DGCL. Unless the Business Combination Agreement has been terminated in accordance with its terms, Boxed’s obligation to solicit written consents from Boxed stockholders to give the Boxed Approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal (as such terms are described under the heading “— No Solicitation”).
No Solicitation
Except as expressly permitted by the provisions of the Business Combination Agreement summarized under this heading “No Solicitation” (the “no solicitation provisions”), from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, Boxed has agreed not to, and shall cause its subsidiaries not to and shall not permit its and their respective representatives not to, directly or indirectly:
•
take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any person concerning any merger or similar business combination transaction or sale of substantially all of the assets involving Boxed or its subsidiaries, taken as a whole (other than immaterial assets or assets sold in the ordinary course of business (an “acquisition proposal”) ; or

•
take any action in connection with a public offering of any equity securities of Boxed or any of its subsidiaries (or any affiliate or successor of Boxed or any of its subsidiaries);

Boxed also agreed that immediately following the execution of the Business Combination Agreement it shall, and shall cause its representatives to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Business Combination Agreement and their respective representatives) conducted prior to the date of the Business Combination Agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal.
Seven Oaks Exclusivity
Through the Closing or earlier valid termination of the Business Combination Agreement, Seven Oaks has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Boxed, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with Boxed, its stockholders and their respective affiliates and representatives. Seven Oaks has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Business Combination Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.
NYSE Listing
Through the Closing, Seven Oaks has agreed to use commercially reasonable efforts to ensure Seven Oaks remains listed as a public company on, and for shares of Seven Oaks Class A common stock to be listed on, Nasdaq. Seven Oaks has agreed to prepare and submit a listing application covering the New Boxed common stock to be issued in connection with the Business Combination and shall obtain approval for listing such common stock on NYSE following the issuance thereof, subject to official notice of issuance, prior to the Closing date.
Indemnification of Directors and Officers
From and after the Effective Time of the Business Combination, New Boxed and the Surviving Company have agreed that they shall indemnify and hold harmless each present and former director and officer of Boxed against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Boxed would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Business Combination Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, New Boxed has agreed to, and agreed to cause the Surviving Company and its subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of the Business Combination Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law.
Obligations as an Emerging Growth Company
Seven Oaks agreed to, at all times during the period from the date of the Business Combination Agreement until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (b) not take any action that would cause Seven Oaks to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time.

Transaction Litigation
From and after the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, Seven Oaks, on the one hand, and Boxed, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder actions (including derivative claims) relating to the Business Combination Agreement, any ancillary agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Seven Oaks, it or any of its representatives (in their capacity as a representative of Seven Oaks) or, in the case of Boxed, it or any of its representatives (in their capacity as a representative of Boxed). Seven Oaks and Boxed shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperating with each other. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other party set forth in the immediately preceding sentence, Seven Oaks shall control the negotiation, defense and settlement of any Transaction Litigation; provided, however, that in no event shall Seven Oaks settle or compromise any Transaction Litigation without the prior written consent of Boxed (not to be unreasonably withheld, conditioned or delayed); provided, further that in no event shall Boxed or any of its subsidiaries or representatives settle or compromise any Transaction Litigation without the prior written consent of Seven Oaks.
Other Covenants and Agreements
The Business Combination Agreement contains other covenants and agreements, including covenants related to:
•
Each of Boxed and Seven Oaks providing, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Boxed’s and Seven Oaks’ (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

•
Boxed agreeing not to engage in transactions involving securities of Seven Oaks without Seven Oaks’ prior consent if Boxed possesses material nonpublic information of Seven Oaks;

•
Boxed waiving claims to the Trust Account in the event that the Business Combination does not consummate;

•
Seven Oaks and Boxed agreeing to take all actions necessary or appropriate to cause certain appointments to the board of the Surviving Company and the New Boxed Board;

•
Boxed and Seven Oaks cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

•
Seven Oaks keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•
Seven Oaks taking steps to exempt the acquisition of Seven Oaks Class A common stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•
Seven Oaks and Boxed obtaining directors’ and officers’ liability insurance;

•
Agreement relating to the intended tax treatment of the transactions contemplated by the Business Combination Agreement; and

•
Confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby.

Representations and Warranties
The Business Combination Agreement contains representations and warranties made by Boxed to Seven Oaks relating to a number of matters, including the following:

•
corporate organization, qualification to do business, good standing and corporate power;

•
subsidiaries;

•
requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•
absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•
required governmental and regulatory consents necessary in connection with the Business Combination;

•
capitalization;

•
financial statements;

•
absence of undisclosed liabilities;

•
litigation and legal proceedings;

•
compliance with applicable law;

•
intellectual property and information technology systems;

•
material contracts;

•
employee compensation and benefits matters;

•
labor matters;

•
tax matters;

•
broker’s and finder’s fees related to the Business Combination;

•
insurance;

•
equipment and other tangible personal property;

•
environmental matters;

•
absence of changes;

•
related party transactions;

•
internal controls;

•
permits;

•
accuracy of Boxed’s information provided in this proxy statement/prospectus;

•
real property;

•
international trade; anti-corruption; and

•
no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Business Combination Agreement, a “material adverse effect” with respect to Boxed means any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of the Boxed and its subsidiaries, taken as a whole, or (b) prevent or materially delay or materially impact the ability of Boxed to consummate the Business Combination; provided, however, that in no event shall any of the following be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur under clause (a) of this definition: (i) any change in applicable laws or GAAP first publicly announced or enacted after the date of the Business Combination Agreement or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which Boxed operates, (iii) the announcement of the Business Combination Agreement, the pendency or consummation of the mergers or the performance of Business Combination Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Boxed or its subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of Boxed or its subsidiaries to meet any projections, forecasts or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of)), (vii) any matter set forth on the disclosure schedules to the Business Combination Agreement, or (viii) any action taken by, or at the request of, Seven Oaks; provided, that in the case of clauses (i), (ii), (iv), and (v) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on Boxed and its subsidiaries, taken as a whole, as compared to other industry participants in the industries or markets in which Boxed and its subsidiaries operate..
The Business Combination Agreement also contains representations and warranties made by Seven Oaks to Boxed relating to a number of matters, including the following:
•
corporate organization, qualification to do business, good standing and corporate power;

•
requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•
absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummate the Business Combination;

•
litigation and proceedings;

•
compliance with laws; consents;

•
required governmental and regulatory consents necessary in connection with the Business Combination;

•
the Trust Account;

•
tax matters;

•
broker’s and finder’s fees related to the Business Combination;

•
financial statements; proper filing of documents with the SEC; the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications; undisclosed liabilities;

•
business activities;

•
accuracy of Seven Oaks’ information provided in this proxy statement/prospectus;

•
indebtedness;

•
capitalization;

•
Nasdaq stock market listing;

•
PIPE investments;

•
indebtedness;

•
related party transactions;

•
Sponsor Agreement;

•
absence of changes; and

•
no additional representations and warranties.

The representations and warranties in the Business Combination Agreement do not survive the Effective Time and, as described below under “Termination”, if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Business Combination Agreement, unless a party willfully breached the Business Combination Agreement prior to such termination.
This summary and the copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Business Combination Agreement contains representations and warranties by Seven Oaks and Boxed, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, and in reviewing the representations, warranties and covenants contained in the Business Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Business Combination Agreement to be characterizations of the actual state of facts or condition of Seven Oaks, Boxed or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures.
Conditions to Closing
The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.
Conditions to Each Party’s Obligations
The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:
•
HSR Act.   The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

•
No Prohibition.   There shall not have been enacted or promulgated any governmental order, law, statute, rule or regulation enjoining, prohibiting, or making illegal the consummation of the Business Combination.

•
Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.

•
Seven Oaks Stockholder Approval.   The adoption and approval by Seven Oaks Stockholders of the Business Combination Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•
Boxed Stockholder Approval.   The adoption and approval by Boxed stockholders of the Business Combination Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•
NYSE.   New Boxed common stock to be issued in connection with the Business Combination shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

Additional Conditions to the Obligations of Seven Oaks
The obligations of Seven Oaks to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Seven Oaks:
Representations and Warranties.
•
Certain of the representations and warranties of Boxed regarding due incorporation, subsidiaries, due authorization, and capitalization of the Company and its subsidiaries shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

•
The representations and warranties of Boxed regarding the non-existence of a material adverse effect and the absence of changes shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date.

•
All of the other representations and warranties of Boxed shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date of the Business Combination Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

Employment Arrangement.
•
The employment agreement entered into by Boxed with Chieh Huang in connection with the Business Combination Agreement shall be in full force and effect as of the Closing. The employment agreement is described below under “Ancillary Agreements Related To The Business Combination” beginning on page 123.

No Material Adverse Effect.
•
No material adverse effect shall have occurred with respect to Boxed since the date of the Business Combination Agreement and which material adverse effect is continuing and uncured.

Agreements and Covenants.
•
Each of the covenants of Boxed to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

Officer’s Certificate.
•
Boxed shall have delivered to Seven Oaks a certificate signed by an officer of Boxed, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Boxed’s representations and warranties and the performance of its obligations under the Business Combination Agreement have been fulfilled.

Additional Conditions to the Obligations of Boxed
The obligations of Boxed to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Boxed:

Representations and Warranties.
•
Each of the representations and warranties of Seven Oaks, Merger Sub, and Merger Sub II contained in the Business Combination Agreement (other than the representations and warranties related to corporate organization, due authorization, and capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror material adverse effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Acquiror material adverse effect.

•
The representations and warranties of Seven Oaks, Merger Sub, and Merger Sub II regarding corporate organization, due authorization, and capitalization shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

•
The representations and warranties of Seven Oaks, Merger Sub, and Merger Sub II regarding the non-existence of a material adverse effect and the absence of changes shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date.

Agreements and Covenants.
Each of the covenants of Seven Oaks to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
Officer’s Certificate.
Seven Oaks shall have delivered to Boxed a certificate signed by an officer of Seven Oaks, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Seven Oaks’, Merger Sub’s, and Merger Sub II’s representations and warranties and the performance of Seven Oaks’ obligations under the Business Combination Agreement have been fulfilled.
Minimum Cash Condition.
The aggregate cash available to New Boxed at the Closing from the Trust Account and the equity financing (after giving effect to the redemption of any shares of Seven Oaks common stock in connection with the offer of redemption made to its stockholders, and the payment of certain specified fees, costs and expenses of Seven Oaks) shall equal or exceed $175,000,000.
Termination
Mutual Termination Rights
The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:
•
by written consent of Seven Oaks and Boxed;

•
by Boxed or Seven Oaks if the First Effective Time (as defined in the Business Combination Agreement) has not occurred by the Termination Date (provided that this termination right will not be available to any party whose breach of the Business Combination Agreement primarily causes or results in the failure of the Business Combination to be consummated by such time);

•
by Boxed or Seven Oaks if there shall be in effect any (1) law in any jurisdiction of competent authority or (2) governmental order issued, promulgated, made, rendered or entered into which has become final and nonappealable and permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Business Combination (however, the right to terminate the

Business Combination Agreement pursuant to this bullet shall not be available to a party if such party has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift such order, as applicable); or
•
by written notice from either Boxed or Seven Oaks to the other if the required approval of Seven Oaks Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Termination Rights of Boxed
In addition to the above-identified mutual termination rights, the Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Boxed under certain circumstances, including:
•
prior to the Closing, by written notice to Seven Oaks from Boxed if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of Seven Oaks, Merger Sub, or Merger Sub II set forth in the Business Combination Agreement, such that the conditions described in the first three bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Boxed” set forth above would not be satisfied at the Closing (a “terminating Seven Oaks breach”), except that, if any such terminating Seven Oaks breach is curable by Seven Oaks, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Boxed provides written notice of such violation or breach and the Termination Date) after receipt by Seven Oaks of notice from Boxed of such breach (the “Seven Oaks cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Seven Oaks breach is not cured within the Seven Oaks cure period; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Boxed’s material breach of any representations, warranties, covenants or other agreements contained in the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date.

Termination Rights of Seven Oaks
In addition to the above-identified mutual termination rights, the Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Seven Oaks under certain circumstances, including:
•
prior to the Closing, by written notice to Boxed from Seven Oaks if there is any breach or failure to perform of any representation, warranty, covenant or agreement on the part of Boxed set forth in the Business Combination Agreement, such that the conditions described in the bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Seven Oaks” set forth above would not be satisfied at the Closing (a “terminating Boxed breach”), except that, if such terminating Boxed breach is curable by Boxed, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Seven Oaks provides written notice of such violation or breach and the Termination Date) after receipt by Boxed of notice from Seven Oaks of such breach (the “Boxed cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Boxed breach is not cured within the Boxed cure period; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Seven Oaks’ material breach of any representations, warranties, covenants or other agreements contained in the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date.

Effect of Termination
If the Business Combination Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party commits fraud willfully and knowingly materially breaches the Business Combination Agreement prior to such termination. The provisions (i) Boxed’s release of claims against the Trust Account, (ii) requiring Boxed and Seven Oaks to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business

Combination, (iii) describing the effects of the termination of the agreement and (iv) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement, and any other section or article of the Business Combination Agreement referenced in the surviving provisions, which are required to survive in order to give appropriate effect to the surviving provisions, shall in each case survive any termination of the Business Combination Agreement.
Amendment
The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which refers to the Business Combination Agreement. The approval of the Business Combination Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the Business Combination Agreement in accordance with the termination provisions or to cause such party to enter into an amendment to the Business Combination Agreement pursuant to this paragraph.
Specific Performance
The parties to the Business Combination Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Business Combination Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION
Sponsor Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Boxed and JonesTrading Institutional Services LLC and Jones & Associates, Inc. (together, including any affiliates, “Jones”), pursuant to which the Sponsor and Jones agreed, among other things, to vote all shares of Seven Oaks common stock beneficially owned by them in favor of each of the proposals at the Special Meeting and against any proposal that would impede the Business Combination.
The Sponsor and Jones also agreed that they would comply with and fully perform their obligations set forth in a Voting Letter Agreement, dated December 17, 2020 (the “Voting Letter Agreement”), including their obligations not to redeem any shares of Seven Oaks Class A common stock owned by them in connection with the transactions. The Sponsor and Jones further agreed not to permit any amendment or modification or consent to the termination of certain contracts, including the Voting Letter Agreement, and to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof.
The Sponsor Agreement provides that neither the Sponsor nor Jones will redeem any shares of Seven Oaks common stock and they will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Seven Oaks, Boxed, any affiliate or designee of the Sponsor or Jones acting in his or her capacity as director or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation of the transactions contemplated in such agreements.
The Sponsor and Jones also agreed that, at the Closing, the Earnout Shares will be subject to vesting and forfeiture provisions set forth in the Sponsor Agreement pursuant to which half of the Earnout Shares will become vested if, within the Earnout Period, New Boxed common stock trades at greater than $12.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period, and with the remainder of the Earnout Shares to be released if New Boxed common stock trades at greater than $14.00 per share within the Earnout Period. Notwithstanding the foregoing, the Earnout Shares will vest in the event of a sale of New Boxed at a price that is equal to or greater than the redemption price payable to the Company’s stockholders.
Amended and Restated Registration Rights Agreement
At the Closing, New Boxed, the initial stockholders of Seven Oaks at the time of its Initial Public Offering, including the Sponsor and Jones & Associates, Inc. (including any affiliates), and certain other holders of Boxed capital stock (the “Boxed Holders” and together with the Sponsor Equityholders, the “Holders”) will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Boxed will be obligated to file a registration statement to register the resale of certain securities of New Boxed held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million. The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Binding Term Sheet
In connection with the execution of the Business Combination Agreement, Seven Oaks entered into a binding term sheet (the “Term Sheet”) with Chieh Huang, providing that the parties thereto would cooperate in good faith to draft and enter into a standard employment agreement reflecting the terms contained therein. The Term Sheet is contingent upon the consummation of the Business Combination contemplated by the Business Combination Agreement and shall be null and void if the transactions contemplated under the Business Combination Agreement fail to consummate.

The Term Sheet provides for the following key terms, which will become the key terms of any employment agreement entered into by Mr. Huang and Seven Oaks in connection with, and contingent on, the consummation of the Business Combination:
•
Position and Duties.   Mr. Huang shall serve as the Chief Executive Officer of New Boxed, reporting directly to the New Boxed Board, and also serve as a member of the New Boxed Board.

•
Term.   Mr. Huang will serve on an at-will basis for an initial two-year term, with one-year automatic term renewals thereafter, unless either party provides 90 days’ notice of intent not to renew.

•
Cash Compensation.   Mr. Huang will have an initial annual base salary of $400,000, subject to annual review for potential increase, but not for any decrease (absent an across-the-board reduction impacting substantially all executives of New Boxed, where such reduction will equal no more than 10% of his then-current base salary). Mr. Huang will also be eligible to receive an annual cash performance bonus based 75% on New Boxed performance objectives determined and approved by the New Boxed Board and 25% on individual performance objectives determined by Mr. Huang and approved by the New Boxed Board. Mr. Huang will initially be eligible for minimum, target and maximum bonus opportunities of 50%, 75% and 150% of his annual base salary, respectively.

•
Long-Term Equity Incentives.

•
Awards.   Mr. Huang will be eligible for a three-year long-term incentive program (“LTIP”), under which at the time the program is created (“LTIP Effective Date”), Mr. Huang will receive a grant of 1,500,000 shares of restricted stock units (“RSUs”), subject to the following vesting conditions:

•
300,000 RSUs shall vest annually over three years (“LTIP Period”) on a ratable basis, starting on the first anniversary of the LTIP Effective Date (“Time-Based RSUs”), in each case subject to Mr. Huang’s continued service through each vesting date, and

•
Up to 1,200,000 RSUs shall vest on the third anniversary of the LTIP Effective Date, subject to Mr. Huang’s continued service through such date and New Boxed’s achievement of certain performance-based vesting milestones:

•
150,000 RSUs (the “Below Target RSUs”), 175,00 RSUs (the “On Target RSUs”) and 275,000 RSUs (the “Upside RSUs”) will vest if during the LTIP Period the Gross Profit Target (as such term shall be defined by the New Boxed Board in the LTIP, as advised by Exhibit A of the Term Sheet) is achieved at 85%, 100% and 115%, respectively, with the Gross Profit Target determined on a cumulative basis for the Below Target RSUs and On Target RSUs; and

•
the Below Target RSUs, the On Target RSUs and the Upside RSUs will vest if at any time during the LTIP Period the New Boxed common stock is trading above $12.00, $15.00 and $18.00, respectively, in each case for 20 trading days of any consecutive 30-day trading day period.

•
Treatment upon Termination.   In the event Mr. Huang is terminated during the LTIP Period by New Boxed without Cause or Mr. Huang resigns for Good Reason (as each term is defined in the Term Sheet) (“Involuntary Termination”), any unvested Time-Based RSUs shall be forfeited and Mr. Huang shall remain eligible to vest in his unvested performance-based RSUs as follows, in each case subject to the performance-based vesting milestone attributable to the RSUs being achieved by the end of the LTIP Period:

•
If such Involuntary Termination occurs during the first year of the LTIP Period: the Below Target RSUs.

•
If such Involuntary Termination occurs during the second year of the LTIP Period: the Below Target RSUs and On Target RSUs.

•
If such Involuntary Termination occurs during the third year of the LTIP Period, the Below Target RSUs, the On Target RSUs, and the Upside RSUs.

•
Treatment upon a Change in Control.   In the event of a Change in Control (as defined under the future LTIP), then subject to Mr. Huang’s continued employment through the date of the Change in

Control and for a period of 12 months thereafter, Mr. Huang shall vest in the Below Target, On Target or Upside RSUs if the net sale price upon such Change in Control is at least $12.00, $15.00 or $18.00 per share, respectively. Mr. Huang’s Time-Based RSUs shall not accelerate and shall remain subject to the same vesting conditions following a Change in Control.
•
Treatment upon a “Double Trigger” Termination.   If Mr. Huang incurs an Involuntary Termination within the six months prior to a Change in Control or within the 12 months following a Change in Control, then Mr. Huang shall vest on the later of the Change in Control or the Involuntary Termination (i) in all unvested Time-Based RSUs; (ii) in the Below Target RSUs if the net sale price upon such Change in Control is at least $12.00 per share; (iii) in the Below Target and the On Target RSUs if the net sale price upon such Change in Control is at least $15.00 per share; and (iv) in the Below Target, On Target, and the Upside RSUs, if the net sale price upon such Change in Control is at least $18.00 per share.

•
Benefits.   Mr. Huang shall be eligible to participate in New Boxed’s benefit and vacation plans and programs that are offered to similarly situated employees from time to time.

•
Severance.   If Mr. Huang incurs an Involuntary Termination, in exchange for a release of claims in favor of New Boxed’s, Mr. Huang shall receive (i) continued payment of his base salary in equal installments for 24 months, (ii) in the event that Mr. Huang is eligible for and timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), reimbursements for the monthly costs of the COBRA premiums for 18 months; (iii) any earned and unpaid annual bonus for the prior performance period; and (iv) a payment equal to Mr. Huang’s annual bonus target, pro-rated for the number of days Mr. Huang was employed in the year of termination.

•
Restrictive Covenants.   Mr. Huang will be bound by standard non-competition and non-solicitation obligations applicable during the term of employment and for up to 24 months thereafter (the “Restriction Period”), and non-disparagement and confidentiality obligations applicable during the term of employment and surviving indefinitely following the end of the term of employment.

•
Transition Support following Change in Control.   In the event Mr. Huang is terminated or resigns following a Change in Control, then the Restriction Period applicable to Mr. Huang’s post-termination non-competition obligations shall be reduced for any period of transition support Mr. Huang provides at the request of New Boxed’s, for a maximum reduction of up to 12 months. If Mr. Huang resigns for Good Reason following a Change in Control and his base salary, target annual bonus opportunity, and employee benefits are substantially similar following such Change in Control, then any severance payable to Mr. Huang shall be delayed until Mr. Huang completes up to 12 months of transition support, as determined by New Boxed.

In addition to the above provisions, Mr. Huang’s Term Sheet provides that to the extent any payments made to him under his future employment agreement would at any point result, on their own, or in connection with any other payments owed to him, in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, such payments shall only be reduced to the extent a reduction would result in Mr. Huang being better off on an after-tax basis than simply receiving the payments subject to such excise tax.

ORGANIZATIONAL DOCUMENTS PROPOSAL
Overview
If the Business Combination is to be consummated, Seven Oaks will replace (i) the Current Charter with the Proposed Charter and (ii) the Current Bylaws with the Proposed Bylaws, in each case, under the DGCL.
Seven Oaks’ Stockholders are asked to consider and vote upon and to approve the adoption of the Proposed Charter and the Proposed Bylaws, in the forms attached hereto as Annex B and Annex C, respectively. The Organizational Documents Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of Seven Oaks Shares.
The Proposed Organizational Documents differ materially from the Current Organizational Documents. The following table sets forth a summary of the principal changes proposed between the Current Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Current Organizational Documents, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read each of the Proposed Organizational Documents in its entirety.
	The Current Organizational Documents	The Proposed Organizational Documents
Authorized Shares (Advisory Organizational Documents Proposal A)	The Current Organizational Documents authorize 401,000,000 shares, consisting of 380,000,000 shares of Seven Oaks Class A common stock, 20,000,000 shares of Seven Oaks Class B common stock and 1,000,000 shares of preferred stock.	The Proposed Organizational Documents authorize shares, consisting of shares of New Boxed common stock and shares of New Boxed preferred stock.
	See Section 4.1 of the Current Charter.	See Article Fourth of the Proposed Charter.
Corporate Name (Advisory Organizational Documents Proposal B)	The Current Organizational Documents provide that the name of the company is “Seven Oaks Acquisition Corp.”	The Proposed Organizational Documents provide that the name of the corporation will be “Boxed, Inc.”
	See Article First of the Current Charter.	See Article First of the Proposed Charter.
Perpetual Existence (Advisory Organizational Documents Proposal B)	The Current Organizational Documents provide that if Seven Oaks does not consummate a Business Combination (as defined in the Current Charter) by December 22, 2022, Seven Oaks will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate Seven Oaks’ Trust Account.	The Proposed Organizational Documents do not include any provisions relating to New Boxed’s ongoing existence; the default under the DGCL will make New Boxed’s existence perpetual.

	The Current Organizational Documents	The Proposed Organizational Documents
	See Section 9.2 of the Current Charter.	Default rule under the DGCL.
Takeovers by Interested Stockholders (Advisory Organizational Documents Proposal B)	The Current Organizational Documents do not elect to opt out of Section 203 of the DGCL relating to takeovers by interested stockholders.	The Proposed Organizational Documents will have New Boxed elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other similar restrictions regarding takeovers by interested stockholders.
	Default rule under the DGCL.	See Article Tenth of the Proposed Charter.
Provisions Related to Status as Blank Check Company (Advisory Organizational Documents Proposal B)	The Current Organizational Documents include various provisions related to Seven Oaks’ status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to Seven Oaks’ status as a blank check company, which no longer will apply upon consummation of the Business Combination, as Seven Oaks will cease to be a blank check company at such time.
See Article Ninth and Article Tenth of the Current Charter.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, that the Current Organizational Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Charter and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), with such principal changes as described in Advisory Organizational Documents Proposals A-B.”

ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Seven Oaks is asking its stockholders to authorize the change in the authorized capital stock of Seven Oaks from (i) 380,000,000 shares of Seven Oaks Class A common stock, 20,000,000 shares of Seven Oaks Class B common stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, of Seven Oaks (the “Seven Oaks preferred stock”) to (ii)                 shares of New Boxed common stock and                  shares of New Boxed preferred stock.
As of the date of this proxy statement/prospectus, there are (i) 25,875,000 shares of Seven Oaks Class A common stock issued and outstanding, (ii) 6,468,750 shares of Seven Oaks Class B common stock issued and outstanding and (iii) no Seven Oaks preferred stock issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are 12,937,500 Seven Oaks public warrants and 5,587,500 private placement warrants of Seven Oaks, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, each Seven Oaks warrant will automatically be converted into one New Boxed warrant, which will be exercisable for one share of New Boxed common stock at an exercise price of $11.50 per share. Pursuant to the Warrant Agreement, the New Boxed warrants are exercisable commencing on the date that is 30 days after the Closing.
Pursuant to the Business Combination Agreement, New Boxed will issue or, as applicable, reserve for issuance in respect of Boxed options outstanding as of immediately prior to the Closing that will be converted into options based on New Boxed common stock, an aggregate of 55,000,000 shares of New Boxed common stock to New Boxed stockholders, and pursuant to the PIPE Investment, New Boxed will issue 3,250,000 shares of New Boxed common stock to the PIPE Investors.
In order to ensure that New Boxed has sufficient authorized capital for future issuances, the Seven Oaks Board has approved, subject to stockholder approval, that the Proposed Organizational Documents of New Boxed change the authorized capital stock of Seven Oaks from (i) 380,000,000 shares of Seven Oaks Class A common stock, 20,000,000 shares of Seven Oaks Class B common stock and 1,000,000 shares of Seven Oaks preferred stock to (ii)           shares of New Boxed common stock and           shares of New Boxed preferred stock.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Boxed, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for the Amendments
The principal purpose of this proposal is to provide for an authorized capital structure of New Boxed that will enable it to continue as an operating company governed by the DGCL. The Seven Oaks Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.
Vote Required for Approval
The approval of Advisory Organizational Documents Proposal A requires the affirmative vote of holders of a majority of the outstanding Seven Oaks Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
Advisory Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Advisory Organizational Documents Proposal A will have no effect, even if approved by holders of Seven Oaks Shares.

Recommendation of the Seven Oaks Board
THE SEVEN OAKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SEVEN OAKS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL A.
The existence of financial and personal interests of one or more of Seven Oaks’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Seven Oaks and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Seven Oaks’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Seven Oaks is asking its stockholders to authorize all other changes in connection with the replacement of the Current Organizational Documents with the Proposed Organizational Documents in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively), including (1) changing the corporate name from “Seven Oaks Acquisition Corp.” to “Boxed, Inc.,” (2) making New Boxed’s corporate existence perpetual, (3) electing not to be governed by Section 203 of the DGCL and, instead, be governed by a provision substantially similar to Section 203 of the DGCL, and (4) removing certain provisions related to Seven Oaks’ status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Seven Oaks Board believes is necessary to adequately address the needs of New Boxed after the Business Combination.
Assuming the Business Combination Proposal is approved, our stockholders are also being asked to approve Advisory Organizational Documents Proposal B, which is, in the judgment of the Seven Oaks Board, necessary to adequately address the needs of New Boxed after the Business Combination.
The Proposed Charter will cause New Boxed to not to be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL.
The Proposed Charter will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of Seven Oaks’ operations should Seven Oaks not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Current Charter) because following the consummation of the Business Combination, New Boxed will not be a blank check company.
Approval of each of the Advisory Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result in the wholesale replacement of the Current Organizational Documents with the Proposed Organizational Documents. While certain material changes between the Current Organizational Documents and the Proposed Organizational Documents have been identified in Advisory Organizational Documents Proposals A and B, there are other differences between the Current Organizational Documents and Proposed Organizational Documents that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our stockholders approve this Advisory Organizational Documents Proposal B. Accordingly, we encourage stockholders to carefully review the terms of the Proposed Organizational Documents of New Boxed, attached hereto as Annex B and Annex C.
Reasons for the Amendments
Corporate Name
The Seven Oaks Board believes that changing the post-business combination corporate name from “Seven Oaks Acquisition Corp.” to “Boxed, Inc.” is desirable to reflect the Business Combination with Giddy Inc. and to clearly identify New Boxed as the publicly traded entity.
Perpetual Existence
The Seven Oaks Board believes that making New Boxed’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the Seven Oaks Board believes that it is the most appropriate period for New Boxed following the Business Combination.
DGCL 203 Opt Out and Replacement
The Seven Oaks Board intends to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the New Boxed Board approves such transaction.

New Boxed will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.
The Seven Oaks Board has elected to opt out of Section 203, but the Seven Oaks Board believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the New Boxed Board and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New Boxed. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New Boxed that have not been approved by the New Boxed Board. The Seven Oaks Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New Boxed without paying a fair premium to all stockholders.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to Seven Oaks’ status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve New Boxed and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the Seven Oaks Board believes it is the most appropriate period for New Boxed following the Business Combination. In addition, certain other provisions in Seven Oaks’ Current Charter require that proceeds from Seven Oaks’ Initial Public Offering be held in the Trust Account until a business combination or liquidation of Seven Oaks has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Vote Required for Approval
The approval of Advisory Organizational Documents Proposal B requires the affirmative vote of holders of a majority of the issued and outstanding Seven Oaks Shares, voting together as a single class. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Advisory Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Advisory Organizational Documents Proposal B will have no effect, even if approved by holders of Seven Oaks Shares.
Recommendation of the Seven Oaks Board
THE SEVEN OAKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SEVEN OAKS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of Seven Oaks’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Seven Oaks and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Seven Oaks’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE STOCK ISSUANCE PROPOSAL
Overview
Assuming the Business Combination Proposal and the Organizational Documents Proposals are approved, Seven Oaks Stockholders are also being asked to approve the Stock Issuance Proposal.
Seven Oaks’ units, shares of Seven Oaks Class A common stock and public warrants are currently listed on Nasdaq and, as such, we are seeking stockholder approval for the issuance of (a) up to 55,000,000 shares of New Boxed common stock in connection with the Business Combination, (b) 3,250,000 shares of New Boxed common stock in connection with the PIPE Investment and (c) shares of New Boxed common stock that may be issued upon conversion of $87.5 million of convertible notes pursuant to the Convertible Note Subscription Agreements, in order to comply with the applicable listing rules of Nasdaq.
Why Seven Oaks Needs Stockholder Approval
We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b), (c) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, Seven Oaks may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance or potential issuance of common stock in connection with the Private Placements. Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the “minimum price” (as such term is used in Nasdaq Listing Rule 5635(d)), if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
We currently have      shares of common stock outstanding. Pursuant to the Business Combination and the Subscription Agreements, we will issue up to      shares of common stock, representing approximately     % of our outstanding shares of common stock prior to such issuance. Accordingly, we need stockholder approval of the issuance of more than 20% of our issued and outstanding common stock.
Effect of the Proposal on Current Stockholders
If the Stock Issuance Proposal is adopted, up to an aggregate of      shares of common stock may be issued in connection with the Business Combination and the Subscription Agreements, representing up to approximately     % of the shares of common stock outstanding on the date hereof. The issuance of such shares would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Seven Oaks.
In the event that this proposal is not approved by Seven Oaks Stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by Seven Oaks Stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated)

prior to the issuance of shares of Seven Oaks Class A common stock pursuant to the Subscription Agreements, Seven Oaks will not issue the shares of Seven Oaks Class A common stock.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.
Failure to submit a proxy at the Special Meeting or a broker non-vote will have no effect on the Stock Issuance Proposal.
The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.
Seven Oaks’ Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the Seven Oaks Board
SEVEN OAKS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of Seven Oaks’ directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Seven Oaks and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE AWARD PLAN PROPOSAL
Overview
Assuming that the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposals are approved, Seven Oaks’ stockholders are also being asked to approve and adopt the Incentive Award Plan. A total of      shares of New Boxed common stock (which number will be equal to 10% of the number shares of New Boxed common stock immediately after the Closing, plus the number of shares underlying outstanding awards under the Giddy Inc. 2013 Equity Incentive Plan as of            , 2021) will be reserved for issuance under the Incentive Award Plan. The Seven Oaks Board has approved the Incentive Award Plan, subject to stockholder approval at the Special Meeting. The Incentive Award Plan is described in more detail below. A copy of the Incentive Award Plan is attached to this proxy statement/prospectus as Annex F.
After careful consideration, the Seven Oaks Board believes that approving the Incentive Plan is in the best interests of New Boxed. The Incentive Award Plan promotes ownership in New Boxed by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock. Therefore, the Seven Oaks Board recommends that its stockholders approve the Incentive Award Plan.
Summary of the Incentive Award Plan
This section summarizes certain principal features of the Incentive Award Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Award Plan.
Eligibility and Administration
New Boxed’s employees, consultants and directors, and employees and consultants of any of New Boxed’s subsidiaries, will be eligible to receive awards under the Incentive Award Plan. As of June 30, 2021, there were approximately 239 employees of New Boxed and its subsidiaries, no consultants of New Boxed and its subsidiaries, and      non-employee directors who would be considered to be eligible to participate in the Incentive Award Plan. Following the consummation of the Business Combination, there are expected to be approximately        employees of New Boxed and its subsidiaries,        consultants of New Boxed and its subsidiaries, and non-employee directors who would be considered to be eligible to participate in the Incentive Award Plan. The basis for participation in the Incentive Award Plan by eligible persons is the selection of such persons for participation by the plan administrator in its discretion. The Incentive Award Plan will be generally administered by the New Boxed Board, which may delegate its duties and responsibilities to committees of the New Boxed Board and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the Incentive Award Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions. The plan administrator may also institute and determine the terms and conditions of an “exchange program,” which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the Incentive Award Plan. The plan administrator’s determinations under the Incentive Award Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Incentive Award Plan or any award thereunder.
Limitation on Awards and Shares Available
The number of shares initially available for issuance under awards granted pursuant to the Incentive Award Plan will be                 shares of New Boxed common stock. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a) 5% of the shares of New Boxed common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as

determined by the New Boxed Board. No more than                 shares of New Boxed common stock may be issued upon the exercise of incentive stock options under the Incentive Award Plan. Shares issued under the Incentive Award Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares. Following the effectiveness of the Incentive Award Plan, no further awards shall be granted under the Giddy, Inc. 2013 Equity Incentive Plan, as amended.
If an award under the Incentive Award Plan expires, lapses or is terminated, exchanged for cash, surrendered to an exchange program, repurchased, cancelled without having been fully exercised or forfeited, then any shares subject to such award will, as applicable, become or again be available for new grants under the Incentive Award Plan. Shares delivered to New Boxed by a participant to satisfy the applicable exercise price or purchase price of an award and/or satisfy any applicable tax withholding obligation (including shares retained by New Boxed from the award being exercised or purchased and/or creating the tax obligation), will become or again be available for award grants under the Incentive Award Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not count against the number of shares available for issuance under the Incentive Award Plan. Awards granted under the Incentive Award Plan upon the assumption of, or in substitution or exchange for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which New Boxed enters into a merger, consolidation, acquisition or similar corporate transaction will not reduce the shares available for grant under the Incentive Award Plan. The plan administrator may, in its discretion, make adjustments to the maximum number and kind of shares which may be issued under the Incentive Award Plan upon the occurrence of a merger, reorganization, consolidation, combination, amalgamation, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of New Boxed, or sale or exchange of common stock or other securities of New Boxed, change in control, issuance of warrants or other rights to purchase common stock or other securities of the Company or similar corporate transaction or event.
Awards
The Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the Incentive Award Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Award Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.
Stock options.   Stock options provide for the purchase of shares of New Boxed common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Unless otherwise determined by the plan administrator and only with respect to certain substitute options granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders). Unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions as the plan administrator may determine. ISOs may be granted only to New Boxed’s U.S. employees and employees of New Boxed’s present or future parent or subsidiaries, if any.
SARs.   SARs entitle their holder, upon exercise, to receive from New Boxed an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions as the plan administrator may determine.
Restricted stock and RSUs.   Restricted stock is an award of nontransferable shares of New Boxed common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are unfunded, unsecured rights to receive, on the applicable settlement date, New Boxed common stock or an amount in cash or other consideration determined by the plan administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions during the applicable restriction period or periods set forth in the award agreement. RSUs may be accompanied by the right to receive the equivalent value of dividends paid on shares of New Boxed common stock prior to the delivery of the underlying shares, subject to the same restrictions on transferability and forfeitability as the RSUs with respect to which the dividend equivalents are granted. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral and in accordance with applicable law. Conditions applicable to restricted stock and RSUs may be based on continuing service, performance and/or such other conditions as the plan administrator may determine.
Other stock or cash-based awards.   Other stock or cash-based awards may be granted to participants, including awards entitling participants to receive New Boxed common stock to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise). Such awards may be paid in New Boxed common stock, cash or other property, as the administrator determines. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
Performance Awards
Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the New Boxed Board or its applicable committee, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to New Boxed’s performance or the performance of its subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events not directly related to the business or outside of the reasonable control of management, foreign exchange gains or losses, and legal, regulatory, tax or accounting changes.
Provisions of the Incentive Award Plan Relating to Director Compensation
The Incentive Award Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Incentive Award Plan’s limitations. The plan administrator may establish the terms, conditions and amounts of all such non-employee director compensation in its discretion and in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any calendar year may not exceed $500,000. The plan administrator may make exceptions to this limits for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Certain Transactions
In connection with certain transactions and events affecting New Boxed common stock, including, without limitation, any dividend or other distribution, reorganization, merger, consolidation, recapitalization, or sale of all or substantially all of the assets of New Boxed, or sale or exchange of common stock or other securities of New Boxed, a change in control, or issuance of warrants or other rights to purchase common stock or other securities of New Boxed, or similar corporate transaction or event, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Incentive Award Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property and/or terminating awards under the Incentive Award Plan.
For purposes of the Incentive Award Plan, a “change in control” means and includes each of the following:
•
a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than New Boxed or its subsidiaries or any employee benefit plan maintained by Boxed or any of its subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of New Boxed’s securities possessing more than 50% of the total combined voting power of New Boxed’s securities outstanding immediately after such acquisition; or

•
during any period of two consecutive years, individuals who, at the beginning of such period, constitute the New Boxed Board together with any new directors (other than a director designated by a person who shall have entered into an agreement with New Boxed to effect a change in control transaction) whose election by the New Boxed Board or nomination for election by New Boxed’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

•
the consummation by New Boxed (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of New Boxed’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•
which results in New Boxed’s voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into or exchanged for voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of New Boxed’s assets or otherwise succeeds to New Boxed’s business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•
after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in New Boxed prior to the consummation of the transaction.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments
With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by New Boxed to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Incentive Award Plan and exercise price obligations arising in connection with the exercise of stock options under the Incentive Award Plan, the plan administrator may, in its discretion and subject to any applicable blackout or lock-up periods, accept cash, wire transfer, or check, shares of New Boxed common stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.
Plan Amendment and Termination
The New Boxed Board may amend, suspend or terminate the Incentive Award Plan at any time. However, no amendment, other than an increase in the number of shares available under the Incentive Award Plan, in excess of the initial pool and annual increase as described above, may materially and adversely affect any award outstanding at the time of such amendment in a manner disproportionate to other similarly-situated awards without the affected participant’s consent. The New Boxed Board will obtain stockholder approval for any plan amendment to the extent necessary to comply with applicable laws. The plan administrator will have the authority, without the approval of New Boxed’s shareholders, to amend any outstanding award, including by substituting another award of the same or different type, changing the exercise or settlement date, converting an ISO to an NSO and institute any such exchange program. No award may be granted pursuant to the Incentive Award Plan after the expiration of the Incentive Award Plan. The Incentive Award Plan is scheduled to remain in effect until the earlier of (i) the tenth anniversary of the date on which the Seven Oaks Board adopts the Incentive Award Plan and (ii) the earliest date as of which all awards granted under the Incentive Award Plan have been satisfied in full or terminated and no shares approved for issuance under the Incentive Award Plan remain available to be granted under new awards.
Securities Laws
The Incentive Award Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The Incentive Award Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences
The material federal income tax consequences of the Incentive Award Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the Incentive Award Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.
Stock options and SARs.   An Incentive Award Plan participant generally will not recognize taxable income and New Boxed generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of New Boxed common stock is higher than the exercise price of the option, an Incentive Award Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and New Boxed (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Upon exercising an ISO, an Incentive Award Plan participant generally will not recognize taxable income, and New Boxed will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.
Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.
New Boxed will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, New Boxed should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.
Upon exercising or settling a SAR, an Incentive Award Plan participant will recognize taxable income at ordinary income tax rates, and Boxed should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Restricted stock and RSUs.   An Incentive Award Plan participant generally will not recognize taxable income at ordinary income tax rates and New Boxed generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and New Boxed should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
However, an Incentive Award Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. New Boxed will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and New Boxed will not be entitled to any additional tax deduction.
Other stock or cash-based awards.   An Incentive Award Plan participant will not recognize taxable income and New Boxed will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and New Boxed should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Section 162(m) of the Code.   Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1.0 million. Payment of awards under the Incentive Award Plan could result in an officer receiving compensation in excess of $1.0 million in a year and thus a loss of deductibility for the Company.
Section 280G of the Code.   Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Award Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.
Section 409A of the Code.   Section 409A of the Code (“Section 409A”) imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” could include equity-based incentive programs, including certain stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.
The awards made pursuant to the Incentive Award Plan are expected to be designed in a manner intended to be exempt from, or comply with, the requirements of Section 409A of the Code. However, if the Incentive Award Plan or any award thereunder fails to be maintained and administered in compliance with Section 409A, a participant could be subject to the additional taxes and interest.
State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Award Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.
The Incentive Award Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits
Grants under the Incentive Award Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the Incentive Award Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved. The closing price of public shares on           , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $      .
Interests of Certain Persons in this Proposal
The Seven Oaks directors may be considered to have an interest in the approval of the Incentive Award Plan because they may in the future receive awards under the Incentive Award Plan. Nevertheless, the Seven Oaks Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Award Plan.
Registration With the SEC
New Boxed intends to file a Registration Statement on Form S-8 relating to the issuance of shares of New Boxed common stock under the Incentive Award Plan with the SEC pursuant to the Securities Act as soon as reasonably practicable after consummation of the Business Combination.
Equity Compensation Plan Information
Seven Oaks did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of June 30, 2021.
Vote Required for Approval
The approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Special Meeting and a broker non-vote will have no effect on the outcome of the Incentive Plan Award Proposal. The Incentive Award Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Organizational Documents Proposal and the Stock Issuance Proposal. If the Business Combination Proposal, the Organizational Documents Proposal or the Stock Issuance Proposal are not approved, the Incentive Award Plan Proposal will have no effect, even if approved by Seven Oaks Stockholders.
Recommendation of the Seven Oaks Board
THE SEVEN OAKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SEVEN OAKS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

THE ESPP PROPOSAL
Assuming the Condition Precedent Proposals are approved, Seven Oaks is asking its shareholders to approve by ordinary resolution the Boxed, Inc. 2021 Employee Stock Purchase Plan (the “ESP Plan”) and the material terms thereunder. The Seven Oaks Board approved the ESP Plan, prior to the extraordinary general meeting, subject to shareholder approval at the extraordinary general meeting. The ESP Plan became effective as of the date it was adopted by the Seven Oaks Board, subject to approval from the Seven Oaks Stockholders.
The ESP Plan is described in more detail below. A copy of the ESP Plan is attached to this proxy statement/prospectus as Annex G.
The 2021 Employee Stock Purchase Plan
The purpose of the ESP Plan is to assist New Boxed’s eligible employees to acquire a stock ownership interest in New Boxed, to help eligible employees provide for their future security and to encourage them to remain in New Boxed’s employment.
Summary of the ESP Plan
This section summarizes certain principal features of the ESP Plan. The summary is qualified in its entirety by reference to the complete text of the ESP Plan.
The ESP Plan is comprised of two distinct components in order to provide increased flexibility to grant the right to purchase shares of New Boxed common stock under the ESP Plan to U.S. and to non-U.S. employees. Specifically, the ESP Plan authorizes (1) the grant of the right to purchase shares of New Boxed common stock by U.S. employees that are intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of the right to purchase shares of New Boxed common stock that are not intended to qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code to facilitate participation for employees located outside of the U.S. to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.
Shares Available for Awards; Administration
A total of                 shares of New Boxed common stock will initially be reserved for issuance under the ESP Plan. In addition, the number of shares available for issuance under the ESP Plan will be annually increased on January 1 of each calendar year beginning in 2022 and ending on and including January 31, 2031, by an amount equal to the lesser of (A) 1% of the aggregate number of shares of New Boxed common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the New Boxed Board. The number of shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the ESP Plan will not exceed an aggregate of      shares. The New Boxed Board or a committee of the New Boxed Board will administer and will have authority to interpret the terms of the ESP Plan and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESP Plan.
Eligibility
We expect that all of the New Boxed employees will be eligible to participate in the ESP Plan. However, an employee may not be granted rights to purchase stock under the ESP Plan if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of stock and other securities of the Company, or a parent or subsidiary corporation of the Company. Directors who are not employees are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period. As of the Closing, we are expected to have approximately      employees who will be eligible to participate in the ESP Plan. Additionally, the plan administrator may provide that an employee will not be eligible to participate in an offering period under the Section 423 Component if (i) such employee is a highly compensated employee under Section 414(q) of the Code, (ii) such employee has not met a service requirement designated by the plan administrator, (iii) such employee’s customary employment is for twenty hours per week or less, (iv) such employee’s customary employment is for less than five months in any calendar year and/or (v) such employee is a citizen or resident of a non-U.S. jurisdiction or the grant of a right to purchase shares of New Boxed common stock under the ESP Plan to such employee would be prohibited under the laws of such non-U.S. jurisdiction or the grant of a right to purchase such shares under the ESP Plan to such employee in compliance with the laws of such non-U.S. jurisdiction would cause the ESP Plan to violate the requirements of Section 423 of the Code.
Grant of Rights
Stock will be offered under the ESP Plan during offering periods. The length of the offering periods under the ESP Plan will be determined by the plan administrator and may be up to twenty-seven months long. The plan administrator will establish one or more purchase periods within each offering period. The number of purchase periods within, and purchase dates during each offering period, will be established by the plan administrator prior to the commencement of each offering period. The length of the purchase periods will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day of the purchase period or such other date as determined by the plan administrator. Payroll deductions for each offering periods under the ESP Plan will commence for a participant on the first regular payday following the applicable enrollment date of an offering period and will end on the last such payday in the offering period to which such participant’s authorization is applicable, unless sooner terminated or suspended by the participant or plan administrator under the ESP Plan. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESP Plan through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESP Plan in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.
The ESP Plan permits participants to purchase New Boxed common stock through payroll deductions of a specified percentage or a fixed dollar amount of their eligible compensation, which, in either event, may not be less than 1% and may not be more than the maximum percentage specified by the plan administrator for the applicable offering period or purchase period. In the absence of a contrary designation, such maximum percentage will be 20%. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of New Boxed common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will be granted the right to purchase shares of New Boxed common stock. The right will expire on the earlier of, the end of the applicable offering period, the last purchase date of the offering period, and the date on which the participant withdraws from the ESP Plan, and will be exercised at that time to the extent of the payroll deductions (or contributions) accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, with respect to the Section 423 Component will be 85% of the lower of the fair market value of New Boxed common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESP Plan at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions (and contributions, if applicable) that have not yet been used to purchase shares of New Boxed common stock. If a participant withdraws from the ESP Plan during an offering period, the participant cannot rejoin until the next offering period. Participation ends automatically upon a participant’s termination of employment.
A participant may not transfer rights granted under the ESP Plan other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions
In the event of certain non-reciprocal transactions or events affecting New Boxed common stock, including, without limitation, any dividend or other distribution, change in control, reorganization, merger, repurchase, redemption, recapitalization, liquidation, dissolution, sale of all or substantially all of our assets or sale or exchange of our shares of New Boxed common stock, or other similar corporate transaction or event, the plan administrator will make equitable adjustments to the ESP Plan and outstanding rights. In the event of any events or transactions set forth in the immediately preceding sentence or any unusual or non-recurring events or transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment; Termination
The plan administrator may amend, suspend or terminate the ESP Plan at any time. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESP Plan, in excess of the initial pool and annual increase as described above, or changes the corporations or classes of corporations whose employees are eligible to participate in the ESP Plan. The ESP Plan will continue until terminated by the New Boxed Board.
Material U.S. Federal Income Tax Consequences
The material federal income tax consequences of the ESP Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESP Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.
The ESP Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESP Plan. This means that an eligible employee will not recognize taxable income on the date the employee is granted a right under the ESP Plan (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.
Plan Benefits
The benefits under the ESP Plan will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the ESP Plan. The closing price of public shares on           , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $      .
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, that the Company’s adoption of Boxed, Inc. 2021 Employee Stock Purchase Plan, be approved, ratified and confirmed in all respects.”
Vote Required
The ESPP Proposal will be approved and adopted only with the affirmative vote of a majority of the votes cast by Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The ESPP Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the ESPP Proposal will have no effect, even if approved by holders of Seven Oaks Shares.
Recommendation of the Seven Oaks Board
THE SEVEN OAKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SEVEN OAKS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Seven Oaks Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Organizational Documents Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Seven Oaks Class A common stock have elected to redeem an amount of Seven Oaks Class A common stock such that Seven Oaks would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Boxed. In no event will the Seven Oaks Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Seven Oaks’ existing charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Seven Oaks’ stockholders, the Seven Oaks Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Organizational Documents Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Seven Oaks Class A common stock have elected to redeem an amount of Seven Oaks Class A common stock such that Seven Oaks would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Boxed, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by December 22, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the majority of the votes cast by the Seven Oaks Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.
Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
The Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the Seven Oaks Board
SEVEN OAKS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Seven Oaks’ directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Seven Oaks and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Seven Oaks’ Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
Seven Oaks is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of Seven Oaks and the historical balance sheet of Boxed on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statements of operations of Seven Oaks and Boxed for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the historical statements of operations of Seven Oaks and Boxed for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020.
A summary of the Business Combination and related transactions is as follows:
•
Merger Sub will merge with and into Boxed, with Boxed surviving the merger as a wholly owned subsidiary of Seven Oaks, and immediately following such merger, Boxed will merge with and into Merger Sub II, with Merger Sub II surviving the merger and changing its name to “Boxed, LLC”, as a wholly-owned subsidiary of Seven Oaks, which will change its name to “Boxed, Inc.”;

•
The value of the aggregate equity consideration to be paid to Boxed’s equityholders in the Business Combination will be equal to $550,000,000. At the Closing, each outstanding share of common stock and preferred stock of Boxed will be cancelled and converted into the right to receive a number of shares of New Boxed common stock equal to the product determined by multiplying each outstanding share of Boxed capital stock by the Exchange Ratio, which product shall be rounded down to the nearest whole share. Current Boxed equityholders will receive an aggregate of 55,000,000 shares of New Boxed common stock on a fully diluted, net exercise basis;

•
At the Closing, each option to purchase Boxed common stock, whether vested or unvested, will be assumed and converted into an option to purchase a number of shares of New Boxed common stock in the manner set forth in the Business Combination Agreement.

•
The 6,468,750 shares of Seven Oaks Class B common stock will convert at the Closing to an equal number of shares of New Boxed common stock. Of those shares, 4,528,125 will be fully vested at the Closing, and 1,940,625 will be subject to certain vesting conditions during the Earnout Period, as outlined below. The shares subject to vesting will be considered outstanding for legal purposes prior the achievement of the vesting conditions but will not be considered outstanding for accounting purposes until such vesting conditions are achieved, as described below:

•
50% of the unvested shares shall vest (and shall thereafter no longer be subject to forfeiture) upon the occurrence of Triggering Event I. “Triggering Event I” means the date, prior to the expiration of the Earnout Period, on which the New Boxed’s common stock’s last sale price on NYSE as reported by Bloomberg is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date;

•
50% of the unvested shares shall vest (and shall thereafter no longer be subject to forfeiture) upon the occurrence of Triggering Event II. “Triggering Event II” means the date, prior to the expiration of the Earnout Period, on which the New Boxed’s common stock’s last sale price on NYSE as reported by Bloomberg is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date;
•
The PIPE Investors have agreed to purchase immediately prior to the Closing 3,250,000 newly issued shares of Seven Oaks Class A common stock for an aggregate purchase price equal to $32.5 million, contingent upon, among other things, the Closing; and

•
The Convertible Note Investors have agreed to purchase immediately prior to the Closing $87,500,000 in principal amount of newly issued convertible notes from Seven Oaks which may, at any time, be converted at the option of the holder for shares of New Boxed common stock at a conversion price of $12.00 per share in accordance with the terms thereof and will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually. Such purchase is contingent upon, among other things, the Closing.

The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Business Combination taken place on June 30, 2021, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company would have been had the Business Combination taken place on January 1, 2020, nor are they indicative of the results of operations of the combined company for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial statements;

•
the historical audited financial statements of Seven Oaks as of December 31, 2020 and for the period from September 23, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Seven Oaks as of, and for the six months ended, June 30, 2021, included elsewhere in this proxy statement/prospectus;

•
the historical audited financial statements of Boxed as of, and for the year ended, December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Boxed as of, and for the six months ended, June 30, 2021, included elsewhere in this proxy statement/prospectus; and

•
the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seven Oaks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed.”

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Boxed’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Boxed’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Seven Oaks believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Accounting for the Business Combination
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, Seven Oaks will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Boxed issuing shares for the net assets of Seven Oaks, accompanied by a recapitalization. The net assets of Seven Oaks will be recognized at fair value (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.
Boxed has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Boxed’s stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios described below;

•
Boxed will appoint the majority of the New Boxed Board;

•
Boxed’s existing management will comprise the management of New Boxed;

•
Boxed’s operations will comprise the ongoing operations of New Boxed;

•
Boxed is the larger entity based on historical revenues and business operations; and

•
New Boxed will assume Boxed’s name and will assume Boxed’s headquarters.

Basis of Pro Forma Presentation
Pursuant to the Current Charter, Seven Oaks Stockholders may demand that Seven Oaks redeem their shares of Class A common stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a public stockholder properly demands redemption of their shares, Seven Oaks will redeem each share for cash equal to the public stockholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The unaudited pro forma condensed combined financial information contained herein assumes that the Seven Oaks Stockholders approve the Business Combination. Seven Oaks cannot predict how many of its public stockholders will exercise their right to redeem their Seven Oaks Class A common stock for cash. Therefore, the unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Seven Oaks Class A common stock:
•
Assuming No Redemptions:   This scenario assumes that none of the Seven Oaks Stockholders exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•
Assuming Maximum Redemptions:   This scenario assumes that Seven Oaks’ public stockholders holding 19,875,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This reflects the maximum amount of redemptions that may occur while still satisfying the Minimum Cash Condition of $175.0 million (assuming Seven Oaks Transaction Expenses of $5.0 million).

The following summarizes the pro forma shares of New Boxed common stock issued and outstanding immediately after the Closing, presenting the two redemption scenarios:
	Assuming No Redemption	Assuming Maximum Redemption(1)
Boxed Equityholders(2)	55,000,000	55,000,000
Public Stockholders	25,875,000	6,000,000
PIPE Investors	3,250,000	3,250,000
Initial Stockholders(3)	6,468,750	6,468,750
Total Shares(4)	90,593,750	70,718,750

(1)
Assumes that holders of 19,875,000 public shares exercise their redemption rights in connection with the Business Combination (based on a redemption price of $10.00 per share).

(2)
Amount presents shares on a fully diluted, net exercise basis. The actual number of outstanding shares of New Boxed common stock held by Boxed equityholders at Closing will vary depending on the number of Boxed options that remain unexercised prior to Closing. Based on shares of Boxed capital stock and rights to acquire Boxed capital stock outstanding as of August 23, 2021, an estimated 51,080,867 shares of New Boxed common stock would be issued to Boxed equityholders at Closing.

(3)
Includes 1,940,625 shares that will remain subject to price-based performance vesting conditions as described in the Sponsor Agreement and will be considered outstanding for legal purposes but not for accounting purposes until such conditions are achieved, as well as 125,000 shares that will be transfered to XYQ US, LLC pursuant to the Convertible Note Subscription Agreements.

(4)
Stockholders will experience additional dilution to the extent New Boxed issues additional shares after the Closing. The table above excludes (a) 18,525,000 shares of Seven Oaks Class A common stock that will be issuable upon the exercise of 5,587,500 Private Placement Warrants and 12,937,500 public warrants, which will become warrants to acquire shares of New Boxed common stock following the Closing; (b) shares of New Boxed common stock that will be available for issuance under the Incentive Award Plan, which will initially be equal to 10% of the fully-diluted shares as of the Closing; (c) shares of New Boxed common stock that will be available for issuance under the ESPP, which will initially be equal to 2% of the fully-diluted shares as of the Closing; and (d) up to 7,291,666 shares of New Boxed common stock that may be issued upon conversion of $87.5 million principal amount of the convertible notes issuable pursuant to the Convertible Note Subscription Agreements at the initial conversion price of $12.00 (assuming New Boxed elects to settle all conversions of such convertible notes by delivery of shares of New Boxed common stock and excluding any potential adjustments to the conversion price pursuant to the terms of the convertible notes, including any make-whole adjustments). The following table illustrates the impact on relative ownership levels assuming the issuance of all such shares.

	Assuming No Redemption		Assuming Maximum Redemptions
	Shares	Percentage	Shares	Percentage
Total shares of New Boxed common stock outstanding at Closing	90,593,750	71.2%	70,718,750	67.3%
Shares underlying public warrants	12,937,500	10.2%	12,937,500	12.3%
Shares underlying Private Placement Warrants	5,587,500	4.4%	5,587,500	5.3%
Shares underlying conversion of convertible notes	7,291,666	5.7%	7,291,666	6.9%
Shares initially reserved for issuance under Incentive Award Plan(a)	9,059,375	7.1%	7,071,875	6.7%
Shares initially reserved for issuance under ESPP(a)	1,811,875	1.4%	1,414,375	1.3%
Total Shares	127,281,666	100.0%	105,021,666	100.0%

(a)
The number of shares of New Boxed common stock available for issuance under the Incentive Award Plan and the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031 by amounts described in the sections entitled “Proposal No. 5 — The Incentive Award Plan Proposal” and “Proposal No. 6 — The ESPP Proposal” elsewhere in this proxy statement/prospectus.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET
As of June 30, 2021
	Giddy Inc. d/b/a Boxed (Historical for the six months ended 6/30/2021)	Seven Oaks Acquisition Corp. (Historical for the six months ended 6/30/2021)	Reclassification Adjustments		Assuming No Redemptions			Assuming Maximum Redemptions
					Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$13,241,162	$935,115	$—		$332,392,087	(a)	$346,568,364	$(198,750,000)	(p)	$147,818,364
Accounts receivable, net	3,364,432	—	—				3,364,432			3,364,432
Inventories	12,919,596	—	—				12,919,596			12,919,596
Prepaid expenses and other current assets	4,112,322	583,224	—				4,695,546			4,695,546
Total current assets	33,637,512	1,518,339	—		332,392,087		367,547,938	(198,750,000)		168,797,938
Property and equipment, net	8,687,513	—	—				8,687,513			8,687,513
Investments held in Trust Account	—	258,801,400	—		(258,801,400)	(c)	—			—
Other long-term assets	189,456	—	—				189,456			189,456
Total assets	$42,514,481	$260,319,739	$—		$73,590,687		$376,424,907	$(198,750,000)		$177,674,907
Liabilities and Equity
Current liabilities:
Accounts payable	$13,324,831	$25,190	$—				$13,350,021			$13,350,021
Accrued expenses	7,315,269	1,354,505	—				8,669,774			8,669,774
Frachise tax payable	—	49,863	(49,863)	(m)			—			—
Deferred revenue	4,155,752	—	—				4,155,752			4,155,752
Other current liabilities	17,383,407	—	49,863	(m)			17,433,270			17,433,270
Term loan – current portion	3,750,000	—	—				3,750,000			3,750,000
Warrants to purchase common shares	149,893	—	—		(149,893)	(o)	—			—
Warrants to purchase preferred shares	672,978	—	—		(672,978)	(o)	—			—
Total current liabilities	46,752,130	1,429,558	—		(822,871)		47,358,817	—		47,358,817
Derivative warrant liabilities	—	21,859,500	—		—		21,859,500			21,859,500
Earnout liability	—	—	—		12,468,941	(n)	12,468,941			12,468,941
Long-term convertible debt, net of issuance costs	—	—	—		87,500,000	(b)	82,136,567			82,136,567
					(5,363,433)	(e)
Long-term term loan	1,875,000	—	—				1,875,000			1,875,000
Long-term other liabilities	559,063	—	—				559,063			559,063
Total liabilities	$49,186,193	$23,289,058	$—		$93,782,637		$166,257,888	$—		$166,257,888
Commitments and Contingencies:
Class A common stock, $0.0001 par value; 23,203,068 and 23,364,811 shares subject to possible redemption at $10.00 per share as of June 30, 2021 and December 31, 2020, respectively		232,030,680	—		(232,030,680)	(i)	—			—
Convertible Preferred Stock:
Class A preferred stock $0.00001 par value per share; 6,952,573 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	8,023,239	—	—		(8,023,239)	(k)	—			—
See accompanying notes to the unaudited pro forma condensed combined financial information.

	Giddy Inc. d/b/a Boxed (Historical for the six months ended 6/30/2021)	Seven Oaks Acquisition Corp. (Historical for the six months ended 6/30/2021)	Reclassification Adjustments	Assuming No Redemptions			Assuming Maximum Redemptions
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Class B preferred stock $0.00001 par value per share; 5,690,347 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	24,999,769	—	—	(24,999,769)	(k)	—		—
Class C-1 & C-2 preferred stock $0.00001 par value per share; 11,652,624 shares authorized as of both June 30, 2021 and December 31, 2020; 11,564,263 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	123,566,111	—	—	(123,566,111)	(k)	—		—
Class C-3 preferred stock $0.00001 par value per share; 1,692,100 shares authorized as of both June 30, 2021 and December 31, 2020; 589,348 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	5,734,356	—	—	(5,734,356)	(k)	—		—
Class D preferred stock $0.00001 par value per share; 11,570,174 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	119,620,218	—	—	(119,620,218)	(k)	—		—
Class E preferred stock $0.00001 par value per share; 6,016,811 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	41,925,138	—	—	(41,925,138)	(k)	—		—
Total Convertible Preferred Stock	323,868,831	—	—	(323,868,831)		—	—	—
Stockholders’ Equity:								—
Common stock, $0.00001 par value per share; 70,000,000 shares authorized as of both June 30, 2021 and December 31, 2020; 9,935,635 and 9,888,776 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	99	—	—	(99)	(l)	—		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding		—	—			—		—
See accompanying notes to the unaudited pro forma condensed combined financial information.

	Giddy Inc. d/b/a Boxed (Historical for the six months ended 6/30/2021)	Seven Oaks Acquisition Corp. (Historical for the six months ended 6/30/2021)	Reclassification Adjustments	Assuming No Redemptions			Assuming Maximum Redemptions
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 2,671,932 and 2,510,189 shares issued and outstanding (excluding 23,203,068 and 23,364,811 shares subject to possible redemption) as of June 30, 2021 and December 31, 2020, respectively		268	—	647	(j)	7,553	(1,988)	(p)	5,565
				2,383	(i)
				4,160	(k)
				95	(l)
				—	(o)
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding as of June 30, 2021 and December 31, 2020		647	—	(647)	(j)	—			—
Additional paid-in capital	9,256,634	10,834,267	—	32,500,000	(b)	573,504,857	(198,748,012)	(p)	374,756,845
				(17,091,421)	(e)
				(5,835,181)	(g)
				266,634	(h)
				232,028,297	(i)
				323,864,671	(k)
				4	(l)
				(12,468,941)	(n)
				149,893	(o)
Accumulated deficit	(339,797,276)	(5,835,181)	—	(9,056,250)	(d)	(363,345,391)			(363,345,391)
				(14,898,209)	(f)
				5,835,181	(g)
				(266,634)	(h)
				672,978	(o)
Total shareholders’ equity (deficit)	$(330,540,543)	$5,000,001	$—	$535,707,561		$210,167,019	$(198,750,000)		$11,417,019
Total liabilities, convertible preferred stock, and shareholders’ equity	$42,514,481	$260,319,739	$—	$73,590,687		$376,424,907	$(198,750,000)		$177,674,907

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
	Giddy Inc. d/b/a Boxed (Historical for the six months ended 6/30/2021)	Seven Oaks Acquisition Corp. (Historical for the six months ended 6/30/2021)	Reclassification Adjustments		Assuming No Redemptions			Assuming Maximum Redemptions
					Transaction Accounting Adjustments		Pro Forma Consolidated	Transaction Accounting Adjustments	Pro Forma Consolidated
Net revenue	$83,207,750	$—	$—		$—		$83,207,750		$83,207,750
Cost of sales	73,159,786	—	—		—		73,159,786		73,159,786
Gross profit	10,047,964	—	—		—		10,047,964	—	10,047,964
Selling and administrative expenses
Advertising expense	9,444,631	—	—		—		9,444,631		9,444,631
Selling, general, and administrative expense	26,045,568	2,033,014	71,721	(cc)	—		28,150,303		28,150,303
Selling, general, and administrative expense – related party	—	120,000	—		—		120,000		120,000
Franchise tax expenses	—	71,721	(71,721)	(cc)			—		—
Total selling and administrative expenses	35,490,199	2,224,735	—		—		37,714,934	—	37,714,934
Loss from operations	$(25,442,235)	$(2,224,735)	$—		$—		$(27,666,970)	$—	$(27,666,970)
Other (expense) income
Change in fair value of derivative warrant liabilities	—	555,755	—		—		555,755		555,755
Income from investments held in Trust Account	—	51,542	—		(51,542)	(aa)	—		—
Other income (expense), net	1,070,447	—	—		(536,343)	(bb)	(3,294,056)		(3,294,056)
					1,340,800	(dd)
					(3,028,846)	(ee)
					(2,140,114)	(ff)
Income (loss) before taxes	(24,371,788)	(1,617,438)	—		(4,416,045)		(30,405,271)	—	(30,405,271)
Income tax expense	—	—	—		—		—		—
Net (loss) income	$(24,371,788)	$(1,617,438)	$—		$(4,416,045)		$(30,405,271)	$—	$(30,405,271)
Earnings Per Share
Net loss per share attributable to Boxed common stockholders, basic and diluted	$(2.32)
Weighted average shares of Boxed common stock used in computing net loss per share, basic and diluted	9,925,159
Weighted average shares outstanding of common stock subject to possible redeemption, basic and diluted		23,597,451
Basic and diluted net income per share, common stock subject to possible redemption		$—
Weighted average shares outstanding of common stock – non-redeemable, basic and diluted		8,746,299			79,906,826		88,653,125	(19,875,000)	68,778,125
Basic and diluted net income per share, common stock – non-redeemable		$(0.18)					$(0.34)		$(0.44)
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS
AS OF YEAR ENDED DECEMBER 31, 2020
(Amounts in thousands, except for per share information)	Giddy Inc. d/b/a Boxed (Historical for the year ended 12/31/2020)	Seven Oaks Acquisition Corp. (Historical for the period from 9/23/2020 (inception) through 12/31/2020) (Restated)	Reclassification Adjustments		Assuming No Redemptions			Assuming Maximum Redemptions
					Transaction Accounting Adjustments		Pro Forma Consolidated	Transaction Accounting Adjustments	Pro Forma Consolidated
Net revenue	$187,173,834	$—	$—		$—		$187,173,834		$187,173,834
Cost of sales	161,270,544	—	—		—		161,270,544		161,270,544
Gross profit	25,903,290	—	—		—		25,903,290	—	25,903,290
Selling and administrative expenses
Advertising expense	4,912,269	—	—		—		4,912,269		4,912,269
Selling, general, and administrative expense	49,677,783	84,565	54,695	(cc)	14,898,209	(ee)	64,715,252		64,715,252
Selling, general, and administrative expense – related party	—	20,000	—		—		20,000		20,000
Franchise tax expenses	—	54,695	(54,695)	(cc)	—		—		—
Total selling and administrative expenses	54,590,052	159,260	—		14,898,209		69,647,521	—	69,647,521
Loss from operations	$(28,686,762)	$(159,260)	$—		$(14,898,209)		$(43,744,231)	$—	$(43,744,231)
Other (expense) income
Financing costs – derivative warrant liabilities	—	(168,086)	—		—		(168,086)		(168,086)
Change in fair value of derivatives warrant liabilities	—	(3,890,255)	—		—		(3,890,255)		(3,890,255)
Net loss from investments held in Trust Account	—	(142)	—		142	(aa)	—		—
Other income (expense), net	(5,749,814)	—	—		(1,072,687)	(bb)	(14,186,135)		(14,186,135)
					(972,000)	(dd)
					(266,634)	(ff)
					(6,125,000)	(gg)
Income (loss) before taxes	(34,436,576)	(4,217,743)	—		(23,334,388)		(61,988,707)	—	(61,988,707)
Income tax expense	—	—	—		—		—		—
Net (loss) income	$(34,436,576)	$(4,217,743)	$—		$(23,334,388)		$(61,988,707)	$—	$(61,988,707)
Earnings Per Share
Net loss per share attributable to Boxed common stockholders, basic and diluted	$(3.61)
Weighted average shares of Boxed common stock used in computing net loss per share, basic and diluted	9,842,737
Weighted average shares outstanding of common stock subject to possible redeemption, basic and diluted		25,571,831
Basic and diluted net income per share, common stock subject to possible redemption		$—
Weighted average shares outstanding of common stock – non-redeemable, basic and diluted		5,767,811			82,885,314		88,653,125	(19,875,000)	68,778,125
Basic and diluted net income per share, common stock – non-redeemable		$(0.73)					$(0.70)		$(0.90)
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Description of the Business Combination
Basis of presentation
The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Seven Oaks will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on evaluation of the following facts and circumstances: (i) Boxed’s stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios; (ii) Boxed will appoint the majority of the board of directors of New Boxed; (iii) Boxed’s existing management will comprise the management of New Boxed; (iv) Boxed will comprise the ongoing operations of New Boxed; (v) Boxed is the larger entity based on historical revenues and business operations; and (vi) New Boxed will assume Boxed’s name and will assume Boxed’s headquarters. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Boxed issuing shares for the net assets of Seven Oaks, accompanied by a recapitalization. The net assets of Seven Oaks will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Boxed.
The unaudited pro forma condensed combined balance sheet as of June 30, 2021 presents the pro forma effect of the Business Combination and related transactions as if they had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 presents the pro forma effect of the Business Combination and related transactions as if they had been completed on January 1, 2020. These periods are presented on the basis of Boxed as the accounting acquirer.
The unaudited condensed combined financial information should be read in conjunction with, the following:
•
The accompanying notes to the unaudited pro forma condensed combined financial statements;

•
the historical audited financial statements of Seven Oaks as of December 31, 2020, and for the period from September 23, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Seven Oaks as of, and for the six months ended, June 30, 2021, included elsewhere in this proxy statement/prospectus;

•
the historical audited financial statements of Boxed as of, and for the year ended, December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Boxed as of, and for the six months ended, June 30, 2021, included elsewhere in this proxy statement/prospectus; and

•
the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seven Oaks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Boxed’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Boxed’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Seven Oaks believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Boxed. They should be read in conjunction with the audited financial statements and notes thereto of each of Seven Oaks and Boxed included elsewhere in this proxy statement/prospectus.
Note 2 — Unaudited pro forma condensed combined balance sheet adjustments
The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:
(a)
Represents the aggregate impact of the following pro forma adjustments to cash to give effect to the Business Combination:

Cash inflow from Private Placement and Convertible Notes	$120,000,000(b)
Cash inflow from Seven Oaks Trust Account	258,801,400(c)
Payment of Seven Oaks deferred IPO costs	(9,056,250)(d)
Payment of estimated transaction fees incurred by Boxed	(22,454,854)(e)
Payment of estimated transaction fees incurred by Seven Oaks	(14,898,209)(f)
Net Pro Forma Adjustment to Cash	$332,392,087(a)

(b)
Reflects the gross cash proceeds attributable to the issuance and sale to the PIPE Investors of 3,250,000 shares of Seven Oaks Class A common stock for $10.00 per share, or $32,500,000 in aggregate gross proceeds; and proceeds from the issuance and sale to the Convertible Notes Investors in a private placement of $87,500,000 aggregate principal amount of convertible notes.

(c)
Represents cash equivalents that will be released from the Trust Account and relieved of restrictions regarding use upon consummation of the Business Combination and, accordingly, will be available for general use by New Boxed.

(d)
Reflects the cash that will be used to pay deferred offering costs associated with Seven Oaks’ initial public offering due upon completion of the Business Combination.

(e)
Reflects the estimated transaction costs incurred by Boxed including, but not limited to, advisory fees, legal fees and registration fees that will be paid in connection with the consummation of the Business Combination. Of these costs, $5.4 million is allocated to the issuance of convertible notes.

(f)
Reflects the estimated transaction costs incurred by Seven Oaks including, but not limited to, advisory fees, legal fees and registration fees that will be paid in connection with the consummation of the Business Combination. This amount includes the issuance costs allocated to the Earnout Shares and public warrants. This is a non-recurring item.

(g)
Elimination of historical retained earnings of Seven Oaks as part of the acquisition accounting.

(h)
Represents the accelerated vesting of the awards associated with the historical stock-based compensation plan of Boxed in the amount of $266,634. These awards fully vest upon a qualifying event (i.e. a change in control of the combined company), which was recognized upon the Closing. This accelerated vesting adjustment is considered to be a one-time charge and is not expected to recur.

(i)
Reflects the reclassification of Seven Oaks Class A common stock subject to redemption that is transferred to permanent equity.

(j)
Represents the conversion of Seven Oaks Class B common stock to Seven Oaks Class A common stock at close.

(k)
Reflects the reclassification of $4,160 of Boxed’s convertible preferred shares (41,598,459 shares at redemption value) to permanent equity.

(l)
Reflects the recapitalization of Boxed’s equity.

(m)
Reclassification. Reflects the reclassification of Seven Oaks franchise tax payable to align with the balance sheet presentation of Boxed.

(n)
Reflects the fair value of the shares subject to vesting conditions as of the Closing. The preliminary fair value was determined based on information available as of the date of these unaudited pro forma condensed combined financial information.

(o)
Reflects the elimination of historical Boxed warrants that will be cancelled upon the merger. The warrants to purchase common shares are expected to be exercised given the expectation that they will be in the money. The warrants to purchase preferred shares are expected to be forfeited given the expectation that they will not be in the money.

(p)
Reflects the cash disbursement for the redemption of 19,875,000 shares of Seven Oaks Class A Common Stock at a redemption price of approximately $10.00 per share, totaling approximately $198,750,000 under the maximum redemptions scenario.

Note 3 — Unaudited pro forma condensed combined statements of operations adjustments
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six month period ended June 30, 2021 are as follows:
(aa)
Represents an adjustment to eliminate income from investments held in the Trust Account as of the beginning of the period.

(bb)
Reflects the change in amortization expense associated with the transaction costs allocated to the issuance of convertible notes.

(cc)
Reflects the reclassification of Seven Oaks’ franchise tax expense to align with the income statement presentation of Boxed.

(dd)
Reflects the elimination of the changes in fair value of historical Boxed warrants for the six months ended June 30, 2021 which will be cancelled upon Closing.

(ee)
Reflects the change in interest expense associated with the Convertible Senior Notes.

(ff)
Reflects the change in fair value of the Earnout shares.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the twelve month period ended December 31, 2020 are as follows:
(aa)
Represents an adjustment to eliminate net loss from investments held in the Trust Account as of the beginning of the period.

(bb)
Reflects the change in amortization expense associated with the transaction costs allocated to the issuance of convertible notes.

(cc)
Reflects the reclassification of Seven Oaks’ franchise tax expense to align with the income statement presentation of Boxed.

(dd)
Reflects the elimination of the changes in fair value of historical Boxed warrants for the year ended December 31, 2020, which will be cancelled upon Closing.

(ee)
Represents the estimated transaction costs incurred by Seven Oaks including, but not limited to, advisory fees, legal fees and registration fees related to the Business Combination. This amount includes the issuance costs allocated to the Earnout Shares and public warrants. This is a non-recurring item.

(ff)
Represents the accelerated vesting of the awards associated with the historical stock-based compensation plan of Boxed in the amount of $267 thousand. These awards fully vest upon a qualifying event (i.e. a change in control of the combined company), which will be recognized upon closing of the Business Combination. This accelerated vesting adjustment is considered to be a one-time charge and is not expected to recur.

(gg)
Reflects the change in interest expense associated with the Convertible Senior Notes.

Note 4 — Earnings per Share
Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination, is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of common stock of Seven Oaks are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions and maximum redemptions scenarios:
	For the year ended December 31, 2020		For the six months ended June 30, 2021
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to shareholders	$(61,988,707)	$(61,988,707)	$(30,405,271)	$(30,405,271)
Weighted average shares outstanding, basic and diluted	88,653,125	68,778,125	88,653,125	68,778,125
Basic and diluted net loss per share	$(0.70)	$(0.90)	$(0.34)	$(0.44)
Pro Forma Weighted Average Shares – Basic and Diluted
Post-Combination Company shares issued to Boxed stockholders	55,000,000	55,000,000	55,000,000	55,000,000
Post-Combination Company shares issued to current Seven Oaks public shareholders	25,875,000	6,000,000	25,875,000	6,000,000
Total Post-Combination Company shares issued to Subscribers	3,250,000	3,250,000	3,250,000	3,250,000
Total Post-Combination Company shares issued to the Sponsor	4,528,125	4,528,125	4,528,125	4,528,125
Pro Forma Weighted Average Shares – Basic and Diluted	88,653,125	68,778,125	88,653,125	68,778,125

BUSINESS OF SEVEN OAKS
Introduction
Seven Oaks is a blank check company incorporated on September 23, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement, Seven Oaks’ efforts were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.
Initial Public Offering
Seven Oaks has neither engaged in any operations nor generated any revenue to date. Based on Seven Oaks’ business activities, Seven Oaks is a “shell company” as defined under the Exchange Act because it has no operations and assets consisting almost entirely of cash.
On December 22, 2020, Seven Oaks consummated the Initial Public Offering of 25,875,000 units, including 3,375,000 additional units to cover over-allotments, at $10.00 per unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.
Simultaneously with the consummation of the Initial Public Offering and the sale of the over-allotment units, Seven Oaks consummated the private sale of an aggregate of 5,587,500 Private Placement Warrants, each exercisable to purchase one share of Seven Oaks Class A common stock at $11.50 per share, to Sponsor at a price of $1.00 per Private Placement Warrant, generating gross proceeds, before expenses, of $5,587,500. The Private Placement Warrants are identical to the warrants included in the units sold in the Initial Public Offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Seven Oaks, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Seven Oaks completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.
On October 13, 2020, our Sponsor and Jones, an affiliate of one of Seven Oaks’ underwriters of the Initial Public Offering, purchased 4,715,000 and 1,035,000 shares of Seven Oaks’ Class B common stock, par value $0.0001 per share, respectively, for an aggregate of 5,750,000 shares (the “Founder Shares”) for a total purchase price of $25,000. On December 17, 2020, Seven Oaks effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. Of the 6,468,750 Founder Shares outstanding, up to 843,750 shares are subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
Upon the closing of the Initial Public Offering and the Private Placement Warrants, approximately $258.8 million was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as Trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination, (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Seven Oaks’ obligation to redeem 100% of the public shares if Seven Oaks does not complete an Initial Public Offering within 24 months from the closing of its Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Seven Oaks is unable to complete an initial business combination within 24 months from the closing of Seven Oaks’ Initial Public Offering, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of June 30, 2021, there was $258.8 million in investments and cash held in the Trust Account.
Fair Market Value of Boxed’s Business
Seven Oaks’ initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Seven Oaks will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Seven Oaks Board determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed business combination, Seven Oaks must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Seven Oaks’ Initial Public Offering. Accordingly, in connection with the Business Combination, the Seven Oaks Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with Seven Oaks’ Initial Public Offering, the Initial Stockholders entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and Seven Oaks also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, the Initial Stockholders own 20% of the total outstanding Seven Oaks Shares.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Seven Oaks or its securities, the Initial Stockholders, Boxed and/or its affiliates, including its founders, may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Seven Oaks Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) Seven Oaks is able to satisfy the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.
Liquidation if No Business Combination
The amended and restated certificate of incorporation will provide that we will have only 24 months from the closing of the Initial Public Offering to complete the initial business combination. If we are unable to complete the initial business combination within such 24-month period or during any Extension Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Seven Oaks to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Seven Oaks Board, liquidate and dissolve, subject in each case to the obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete the initial business combination within the 24-month time period.
The Initial Stockholders have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if we fail to complete the initial business combination within 24 months from the closing of the Initial Public Offering or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to the amended and restated certificate of incorporation. The Sponsor and our officers and directors agreed to the waiver in connection with the Business Combination to induce Boxed to enter into the Business Combination Agreement. Such waivers are common in transactions of this sort and the Sponsor and our officers and directors did not view the waiver as separate from the Business Combination as a whole and did not receive separate consideration for the waiver. However, if the Initial Stockholders, Sponsor or management team acquire public shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete the initial business combination within the allotted 24-month time period.
Initial Stockholders have agreed, pursuant to a letter agreement with us, that they will not propose any amendment to the amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of the public shares if we do not complete the initial business combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless we provide the public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Seven Oaks to pay the taxes, divided by the number of then outstanding public shares. However, we may not redeem the public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of the public shares at such time.
We expect that all costs and expenses associated with implementing the plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the Trustee to release to Seven Oaks an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by stockholders upon the dissolution would be approximately $10.00.
The proceeds deposited in the Trust Account could, however, become subject to the claims of the creditors which would have higher priority than the claims of the public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, the plan of dissolution must provide for all claims against Seven Oaks to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of the remaining assets to the stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with Seven Oaks waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against the assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, the management will consider whether competitive alternatives are reasonably available to Seven Oaks and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The independent registered public accounting firm will not execute agreements with Seven Oaks waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Seven Oaks and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Seven Oaks if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of the company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the initial business combination, and you would receive such lesser amount per share in connection with any redemption of the public shares. None of the officers or directors will indemnify Seven Oaks for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, the independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that the independent directors would take legal action on the behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that the independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with Seven Oaks waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $2,000,000 from the proceeds of the Initial Public Offering with which to pay any such potential claims (including costs and expenses incurred in connection with the liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors. In the event that the offering expenses exceed the estimate of $1,000,000, we may fund such excess with funds from the funds not to be held in the Trust Account. In such case, the amount of funds we intend to be held outside the Trust Account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than the estimate of $1,000,000, the amount of funds we intend to be held outside the Trust Account would increase by a corresponding amount.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the public stockholders upon the redemption of the public shares in the event we do not complete the initial business combination within 24 months from the closing of the Initial Public Offering may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of the Trust Account distributed to the public stockholders upon the redemption of the public shares in the event we do not complete the initial business combination within 24 months from the closing of the Initial Public Offering , is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete the initial business combination within 24 months from the closing of the Initial Public Offering , we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Seven Oaks to pay the taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Seven Oaks Board, dissolve and liquidate, subject in each case to the obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is the intention to redeem the public shares as soon as reasonably possible following the 24th month and, therefore, we do not intend to comply with those procedures. As such, the stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the stockholders may extend well beyond the third anniversary of such date.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires Seven Oaks to adopt a plan, based on facts known to Seven Oaks at such time that will provide for the payment of all existing and pending claims or claims that may be potentially brought against Seven Oaks within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and the operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from the vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in the underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with Seven Oaks waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against Seven Oaks are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against Seven Oaks that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to the claims of third parties with priority over the claims of the stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to the public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against Seven Oaks that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by the stockholders. Furthermore, the Seven Oaks Board may be viewed as having breached its fiduciary duty to the creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against Seven Oaks for these reasons.
The public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if we do not complete the initial business combination within 24 months from the closing of the Initial Public Offering, (ii) in connection with a stockholder vote to amend the amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of the public shares if we do not complete the initial business combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with the initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to Seven Oaks for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
Seven Oaks currently utilizes office space at 445 Park Avenue, 17th Floor, New York, NY 10022 from Tamarix Capital Corp., an affiliate of the Sponsor and the members of the management team. Seven Oaks has agreed to reimburse the entity for office space, secretarial and administrative services provided to members of its management team in an amount not to exceed $20,000 per month in the event such space and/or services are utilized and Seven Oaks does not pay a third party directly for such services. Seven Oaks believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Seven Oaks considers its current office space adequate for its current operations.
Employees
Seven Oaks currently has four executive officers. These individuals are not obligated to devote any specific number of hours to Seven Oaks’ matters but they intend to devote as much of their time as they deem necessary to Seven Oaks’ affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Seven Oaks does not intend to have any full-time employees prior to the completion of its initial business combination.
Directors and Executive Officers
Seven Oaks’ directors and executive officers are as follows:

Name	Age	Positions
Gary Matthews	63	Chief Executive Officer, Chairman and Director
Andrew C. Pearson	49	Chief Financial Officer
David S. Harris	61	Chief Operating Officer
Randolph K. Tucker	50	Chief ESG Officer
Mark Hauser	63	Director
Eileen Serra	66	Director
Regynald Washington	66	Director
Heidi Manna	50	Director
Gary S. Matthews, our Chairman and Chief Executive Officer, has over 30 years of experience as both an institutional investor and a senior executive of multiple businesses across a broad range of industries. From March 2019 to August 2020 Mr. Matthews served as Chief Executive Officer and a Director of IES Holdings (NASDAQ: IESC), over which time both EBITDA and the company’s stock price increased significantly. Prior to joining IES, Mr. Matthews served as Managing Director of Morgan Stanley Capital Partners from 2007 to 2019 where he co-led direct investments and helped to oversee the management and strategies for those businesses. Prior to joining Morgan Stanley, he led several private equity-backed manufacturing companies in senior management positions. From 2006 to 2007, he served as President of Simmons Bedding Company overseeing operations in the US and Canada. Mr. Matthews also previously served as Chief Executive Officer of sponsor-owned Sleep Innovations, Inc. and of Derby Cycle Corporation. Previously, Mr. Matthews served as President of Worldwide Consumer Medicines and Specialty Pharmaceuticals at Bristol-Myers Squibb. He also served as President of the Guinness Import Company and Managing Director of Guinness in Great Britain. Prior to joining Guinness, Mr. Matthews served as a Director at PepsiCo and as a Senior Engagement Manager at McKinsey & Company. He has previously served as Chairman of the board of directors of Pathway Partners Veterinary Holding LLC, Hojeij Branded Foods, Creative Circle, LLC and Tops Markets, LLC, and as a member of the board of directors of Manna Pro Products, LLC, Molson Coors Brewing Company (NYSE: TAP), Lenox Group Inc. (previously Department 56, NYSE: DFS), Learning Care Group, Inc., Van Wagner, Inc., Lagunitas Brewing Company, and Canyon Ranch. Mr. Matthews received a B.A., Cum Laude, from Princeton University and a Masters in Business Administration with distinction from Harvard Business School.
Mr. Matthews has been involved in several philanthropic social organizations. He is on the Board of Let’s Get Ready and served as its Chairman for four years. Let’s Get Ready works with underprivileged high school seniors to tutor them for the SATs, provides college application assistance, and mentors at the college level to encourage these students to stay in and graduate from college. Previously, Mr. Matthews served for 10 years on the Board of the Greenwich Library and was on the Board and served as Board Chair for Junior Achievement of SW Connecticut.
Andrew C. Pearson, our Chief Financial Officer, has 25 years’ experience in global private equity. In 2019, Mr. Pearson formed Soundview Advisors, where he consults with leading private equity firms in the areas of portfolio management, organizational design and LP management. Previously, Mr. Pearson served as Managing Director, Chairman of the Portfolio Committee and Global Head of Portfolio Management with General Atlantic, one of the world’s largest global growth equity firms with over $40.0 billion under management and 14 offices on four continents. His responsibilities at General Atlantic increased over a 22-year career which began as an Associate in 1996 before becoming a Managing Director in 2007 and Chairman of the Portfolio Committee in 2012. Mr. Pearson’s deal experience covered investments in the software and technology-enabled services markets. As Chairman of the Portfolio Committee, Mr. Pearson was charged with establishing and executing the firm’s global liquidity and value-creation targets as well as developing risk management parameters. Prior to joining General Atlantic, Mr. Pearson was a Business Analyst at McKinsey & Company, Inc. Mr. Pearson serves as Treasurer and Board Member of the Blossom Hill Foundation, a non-profit which provides fellowships to social entrepreneurs who develop ideas to help children affected by conflict. He received an M.A. and B.A. in Regional Science from The School of Arts and Sciences at the University of Pennsylvania and a B.S. in Finance, Magna Cum Laude, from The Wharton School at the University of Pennsylvania.

David S. Harris, our Chief Operating Officer, has over 30 years of experience in corporate finance as an investment banker, investor and board member and has been in involved in a wide variety of acquisitions and divestitures. Mr. Harris has served as President of Grant Capital, Inc. since 2002, where he has led its investment efforts, sourcing, acquiring and managing minority and majority ownership positions in private companies in the consumer, industrial and business services industries. He began his career at Price Waterhouse as a CPA and started his Wall Street career at Furman Selz LLC in 1986. ING Barings acquired Furman Selz in 1997 and ABN Amro, a Dutch financial institution, acquired certain divisions of the firm in 2001. At ING and ABN Amro, Mr. Harris served as a Managing Director and Sector Head of the Retail, Consumer and Leisure investment banking group. Mr. Harris currently serves as Lead Director and Chairman of the Audit and Compensation Committees of REX American Resources Corporation (NYSE: REX) and as Director and Chairman of the Compensation Committee at Carrols Restaurant Group (NASDAQ: TAST), where he also serves on the Audit Committee. He previously served as a member of the board of directors of Spectrum Brands Holdings (NYSE: SPB) and Steiner Leisure Limited where he served on the Audit Committee and was Chairman of both the Compensation Committee and the Special Committee of independent board members formed to consummate the sale of Steiner Leisure Limited to L Catterton. Mr. Harris received a B.S. in Accounting and Finance, Magna Cum Laude, from Rider University and a Masters in Business Administration from Columbia University.
Mr. Harris has been involved with Bridges to Community, which develops poverty alleviation strategies within local communities in Nicaragua and the Dominican Republic and leads service-learning trips building homes and schools in those communities, since 2002 and served as Treasurer until 2008. Mr. Harris has also served on the board of the Bronxville School Foundation, is member of the Board of Assessment Review for the Village of Bronxville, and has been a longstanding Elder at the Reformed Church of Bronxville and has led its stewardship program for many years.
Randolph K. Tucker, our Chief ESG Officer, has a broad range of experience as a community and labor leader and financial services professional across a variety of industries. Since 2017, he has served as Vice President of Employee Benefits at USI Insurance Services, developing clients while advising CEOs and senior HR leaders on capital-efficient benefit planning and business development strategies. Mr. Tucker served as First Vice President of the NAACP New York Branch under civil rights Icon Dr. Annie B. Martin from 2004 to 2012 and served as President from 2012 to 2014. Mr. Tucker subsequently served as Director of Development at Save America’s Parks, where he helped raise capital to address budgetary challenges and arranged skilled union volunteers to assist with a backlog of repairs and maintenance projects facing America’s parks. From 2015 to 2017, Mr. Tucker worked as a Consultant at Arthur J. Gallagher & Co. and has also previously served as a Vice President at Wells Fargo and as an Advisor for the Kelson Group. Mr. Tucker began his career with the United Food and Commercial Workers Union Local 888 as a business representative in 1995. His responsibilities increased over the following 15 years, rising to the role of Secretary Treasurer in 2004 and serving as Chairman of Health and Pension Funds from 2008 to 2010. Mr. Tucker currently serves as Vice Chairman of the Tri-State Law Enforcement Foundation, a non-profit organization which works closely with top law enforcement officials in New York, New Jersey and Connecticut to support local law enforcement, encourage cooperation between law enforcement agencies and their communities, and provide scholarships and assistance to the spouses and children of fallen officers.
Seven Oaks’ Board
Seven Oaks’ management team’s skills are complemented by Seven Oaks’ directors, who bring significant operating experience and relationships throughout multiple industries and sectors. Gary Matthews serves as chairman of the Seven Oaks Board and, in addition to Mark Hauser, Seven Oaks’ current director, Eileen Serra and Regynald Washington are Seven Oaks’ directors.
Mark Hauser has served on our board of directors since December 2020. MR. Hauser has over 30 years’ experience in private equity, private credit, venture capital and investment banking. Mr. Hauser is Founder of Tamarix Capital Corp., an investment firm providing flexible financing solutions to middle-market companies since 1993, and Tamarix Equity Partners, its subsidiary private equity fund. From 2013 to 2019, he served as a Senior Managing Director and a member of the Investment Committee at OFS Capital Management, LLC, where he founded the firm’s SBIC fund and was responsible for middle-market lending. Mr. Hauser previously served as a Senior Managing Director at Sandell Asset Management, an

international multi-strategy alternative asset manager where he founded the firm’s private equity practice, and as a Managing Director at FdG Associates, a New York-based middle-market private equity fund focused on investing in family owned businesses. Mr. Hauser began his career in 1979 as a corporate attorney practicing in Sydney with Simons & Bafsky, before subsequently practicing in London with Simmons & Simmons and in New York with Rogers & Wells. From 1985 to 1991, Mr. Hauser served as a Principal at Ocean Capital Corporation, a private international investment banking firm. Mr. Hauser holds a Master of Laws from the London School of Economics and Political Science and a Bachelor of Economics and Bachelor of Law from Sydney University.
Eileen Serra has served on our board of directors since December 2020. During the course of her career, which has spanned over 20 years, Ms. Serra has served in various leadership roles in the financial services industry. Ms. Serra served in a number of senior executive roles at JPMorgan Chase, including as CEO of Chase Card Services from 2012 to 2016. Prior to joining JPMorgan Chase, Ms. Serra served as a Managing Director and Head of Private Client Banking Solutions at Merrill Lynch from 2002 to 2006. She also previously served as Senior Vice President at American Express where she led the Small Business Credit Card and Lending businesses. Before American Express, she served as a partner at McKinsey & Company for 12 years where she focused on strategy and organizational issues in the consumer goods and services sector. She currently serves as a member of the board of directors of Capital One (NYSE: COF), where she is a member of the Audit and Risk Committees, and as an independent director of Gartner, Inc. (NYSE: IT), where she is a member of the Compensation Committee. Ms. Serra also currently serves as Trustee of Family Promise, a non-profit focused on addressing family homelessness, and previously served as a member of the Board of the Women’s Refugee Commission. She received a B.S. from the University of California at Davis and an M.B.A. from the University of Chicago Booth School of Business.
Regynald Washington has served on our board of directors since December 2020. Mr. Washington has over 25 years of experience in the restaurant and hospitality industries, where he has received multiple awards for his excellent work, including the 2019 International Foodservice Manufacturers Association’s Gold Plate Award and the 2019 Georgia Restaurant Association’s Lifetime Achievement Award. Mr. Washington currently serves as President of the Paradies Lagardère Dining Division and previously served as Chief Executive Officer of Hojeij Branded Foods, Inc. from 2010 until its 2018 acquisition by Paradies Lagardère. From 1997 to 2009, he served in a variety of roles at The Walt Disney Company, including as Vice President of Worldwide Food and Beverage Operations for Walt Disney Parks and Resorts, Vice President and General Manager of Disney Regional Entertainment, and Director of Resort Food and Beverage Operations where Mr. Washington oversaw all food and beverage operations for 18 Walt Disney Resorts. Since 2019, Mr. Washington has served as a Trustee of the Culinary Institute of America and has previously served as Chairman of the National Restaurant Association. He is also currently a member of the Board of Trustees of Georgia State University, the Board of Directors of the Chicago Sinfonietta, and serves as the Dean’s Advisory Board Member of the Chaplin School of Hospitality Management at Florida International University. He received a B.S. in International Hotel and Restaurant Management, Cum Laude, from Florida International University.
Heidi Manna has served on our board of directors since February 2021. Ms. Manna is an experienced business executive and human capital strategist who has served in various human capital leadership roles over her 25 year career. She has experience across multiple industries including pharmaceuticals, consumer products, food and beverage, and management consulting at both established and emerging companies with operations and footprints in dynamic markets worldwide. Ms. Manna has served as Senior Vice President and Chief Human Resource Officer for Jazz Pharmaceuticals, a global biopharmaceutical company, since 2018. Prior to this, she was Vice-President of Human Resources for Campbell Soup Company from 2010 to 2018. Before that, Ms. Manna served in various human resource leadership roles over a 14-year tenure at Bristol-Myers Squibb and began her career at Andersen Consulting. Ms. Manna currently serves on the Employer Advisory Board for the University of Pennsylvania. She holds a Bachelor’s degree from Binghamton University and a Masters of Business Administration from the State University of New York at Buffalo.
Number and Terms of Office of Officers and Directors
The Seven Oaks Board consists of five members and is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to Seven

Oaks’ first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, Seven Oaks is not required to hold an annual meeting until no later than one year after Seven Oaks’ first fiscal year end following Seven Oaks’ listing on Nasdaq. The term of office of the first class of directors, consisting of Gary Matthews and Heidi Manna, will expire at Seven Oaks’ first annual meeting of stockholders. The term of office of the second class of directors, consisting of Eileen Serra and Regynald Washington, will expire at Seven Oaks’ second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mark Hauser, will expire at Seven Oaks’ third annual meeting of stockholders.
Prior to the completion of an initial business combination, any vacancy on the Seven Oaks Board may be filled by a nominee chosen by holders of a majority of Seven Oaks’ Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of Seven Oaks’ Founder Shares may remove a member of the Seven Oaks Board for any reason.
Seven Oaks’ officers are appointed by the Seven Oaks Board and serve at the discretion of the Seven Oaks Board, rather than for specific terms of office. The Seven Oaks Board is authorized to appoint officers as it deems appropriate pursuant to Seven Oaks’ amended and restated certificate of incorporation.
Director Independence
Nasdaq rules require that a majority of the Seven Oaks Board be independent within one year of Seven Oaks’ Initial Public Offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Seven Oaks has three “independent directors” as defined in Nasdaq rules and applicable SEC rules. The Seven Oaks Board has determined that each of Ms. Serra, Mr. Washington and Ms. Manna is an “independent director” as defined in Nasdaq listing standards and applicable SEC rules. Seven Oaks’ independent directors have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of Seven Oaks’ executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that Seven Oaks’ securities were first listed on Nasdaq through the earlier of consummation of Seven Oaks’ initial business combination and Seven Oaks’ liquidation, Seven Oaks will pay, Tamarix Capital Corp., an affiliate of the Sponsor, $20,000 per month for office space, secretarial and administrative services provided to members of Seven Oaks’ management team. In addition, Seven Oaks’ executive officers and directors and the Sponsor, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Seven Oaks’ behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Seven Oaks’ audit committee will review on a quarterly basis all payments that were made to Seven Oaks’ executive officers or directors or the Sponsor, or Seven Oaks’ or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, Seven Oaks does not expect to have any additional controls in place governing Seven Oaks’ reimbursement payments to Seven Oaks’ directors and executive officers for their out-of-pocket expenses incurred in connection with Seven Oaks’ activities on Seven Oaks’ behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to Seven Oaks’ executive officers and directors and the Sponsor, or any of their respective affiliates, prior to completion of Seven Oaks’ initial business combination.
After the completion of Seven Oaks’ initial business combination, directors or members of Seven Oaks’ management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to Seven Oaks’ stockholders in connection with a proposed business combination. Seven Oaks has not established any limit on the amount of such fees that may be paid by the combined company to Seven Oaks’ directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to Seven Oaks’ executive officers will be determined, or recommended to the Seven Oaks Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Seven Oaks Board.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Seven Oaks or any members of its management team in their capacity as such, and Seven Oaks and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
Seven Oaks has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Seven Oaks’ annual reports contain financial statements audited and reported on by Seven Oaks’ independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF SEVEN OAKS
The following discussion and analysis of the financial condition and results of operations of Seven Oaks Acquisition Corp. (for purposes of this section, the “Company,” “Seven Oaks,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Seven Oaks included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.
Overview
We are a blank check company incorporated in Delaware on September 23, 2020. We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.
Our sponsor is Seven Oaks Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective on December 17, 2020. On December 22, 2020, we consummated the Initial Public Offering of 25,875,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 3,375,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Seven Oaks Private Placement”) of 5,587,500 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million.
Upon the closing of the Initial Public Offering and the Seven Oaks Private Placement, $258.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Seven Oaks Private Placement was placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as Trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of the Business Combination and (ii) the distribution of the Trust Account as described below.
If we are unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 22, 2022 (as such period may be extended pursuant to the Current Charter, the “Combination Period”), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses),
Results of Operations
Our entire activity since inception through June 30, 2021 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial Business Combination. We generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the six months ended June 30, 2021, we had net income of approximately $1.7 million, which consisted of approximately $2.0 million in general and administrative expenses, $120,000 in related party administrative fee, approximately $72,000 in franchise tax expense, partially offset by approximately $556,000 in change in fair value of warrant liabilities and approximately $52,000 of net gain from investments held in Trust Account.
For the period from September 23, 2020 (inception) through December 31, 2020 we had net loss of approximately $4.2 million, which consisted of approximately $3.9 million loss from changes in fair value of derivative warrant liabilities, approximately $0.2 million of financing costs approximately $85,000 in general and administrative expenses, $20,000 in general and administrative expenses — related party, approximately $55,000 of franchise tax expenses, and a $142 net loss on investments held in the Trust Account.
As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we allocated approximately $0.2 million of offering costs to the warrant liabilities. In addition, we classify the warrants issued in connection with our Initial Public Offering and Private Placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. For the period from September 23, 2020 (inception) through December 31, 2020, the change in fair value of warrants was an increase of approximately $3.9 million.
Proposed Business Combination
As more fully described in Note 1 of the condensed consolidated financial statements provided herein, on June 13, 2021, we entered into the Business Combination Agreement. The Closing is subject to certain customary conditions, including, among other things: (i) approval by Seven Oaks Stockholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (iii) Seven Oaks having at least $175 million of cash at the Closing, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the Closing and the payment of Boxed’s and certain of Seven Oaks’ outstanding transaction expenses as contemplated by the Minimum Cash Condition; and (iv) the shares of New Boxed common stock to be issued in connection with the Business Combination having been approved for listing on Nasdaq subject only to official notice of issuance thereof.
Liquidity and Capital Resources
As of June 30, 2021, we had approximately $935,000 in cash and working capital of approximately $139,000 (not taking into account tax obligations of approximately $50,000 that may be paid using investment income earned from the Trust Account).
Prior to the consummation of the Initial Public Offering, our liquidity needs were satisfied through the receipt of $25,000 from our Sponsor and Jones in exchange for the issuance of the Founder Shares, and the loan proceeds of $105,000 from the Note from our Sponsor. We fully repaid the Note on December 22, 2020. Subsequent to the consummation of the Initial Public Offering and Private Placement, our liquidity needs have been satisfied with the proceeds from the consummation of the Seven Oaks Private Placement not held in the Trust Account.
Based on the foregoing, our management believes that we will have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Related Party Transactions
Founder Shares
On October 13, 2020, our Sponsor and Jones, an affiliate of one of the underwriters of the Initial Public Offering, purchased the Founder Shares for a total purchase price of $25,000. On December 17, 2020, we effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. Of the 6,468,750 Founder Shares outstanding, up to 843,750 shares are subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of our issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if we consummate a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, we consummated the Seven Oaks Private Placement of 5,587,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million.
Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor, a related party, agreed to loan us an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. As of December 15, 2020, we borrowed $105,000 from the related party under the promissory note and repaid the Note in full on December 22, 2020.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a Business Combination, we may repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans could be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021, we had no borrowings under the Working Capital Loans.
Contractual Obligations
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.
Business Combination Marketing Agreement
We engaged certain underwriters in connection with the Business Combination to assist us in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the initial Business Combination, assist us in obtaining stockholder approval for the Business Combination and assist us with press releases and public filings in connection with the Business Combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the agreement with underwriters, the marketing fee payable to the underwriters will be 3.5% of the gross proceeds of the Initial Public Offering. The marketing fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of such agreement.
Administrative Services Agreement
We entered into an agreement to pay Tamarix Capital Corp., an affiliate of our Sponsor, a total of up to $20,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of the initial Business Combination or our liquidation, we will cease paying these monthly fees.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Derivative Warrant Liabilities
We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
We account for our 18,525,000 warrants issued in connection with its Initial Public Offering (12,937,500) and Private Placement (5,587,500) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the Public Warrants (if not market observed) and Private Placement Warrants is estimated using a binomial lattice in a risk-neutral framework. Specifically, the future stock price of the Company is modeled assuming a Geometric Brownian Motion in a risk-neutral framework. For each modeled future price, the Warrant payoff is calculated based on the contractual terms (incorporating any optimal early exercise / redemption), and then discounted at the term-matched risk-free rate. The value of the Warrants is calculated as the probability-weighted present value over all future modeled payoffs.
At June 30, 2021, we used market observed prices to determine fair value. Additionally, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.
Class A Common Stock Subject to Possible Redemption
We account for Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our outstanding common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events.
Net Income Per Share of Common Stock
Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. We have not considered the effect of the warrants sold in the Initial Public Offering and Private Placement, as well as the warrants issued upon conversion of the Note (as defined in Note 4), to purchase an aggregate of 18,525,000 shares of common stock in the calculation of diluted income per common share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As a result, diluted net income per common share is the same as basic net income per common stock for the period presented.
Our condensed consolidated statement of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of common stock subject to possible redemption outstanding since original issuance.
Net income per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income, adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares (as defined in Note 4) and non-redeemable shares of Class A common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.
Off-Balance Sheet Arrangements
As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF NEW BOXED
Unless the context otherwise requires, all references in this section to “Boxed,” the “Company,” “we,” “us,” or “our” refer to the business of Giddy Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Boxed, Inc. and its subsidiaries following the consummation of the Business Combination.
Who We Are
Boxed is an e-commerce retailer and an e-commerce enabler. Our mission is to help the world stock up through our technology. We operate an e-commerce Retail service that provides bulk pantry consumables to businesses and household customers. This service is powered by our own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. We further enable e-commerce through our newly developed Software & Services business, which offers customers in need of an enterprise-level e-commerce platform access to our end-to-end technology.
Founded in 2013 by an experienced group of technology pioneers, we have been a technology-first organization since our inception. The founders (including current CEO Chieh Huang and current COO Jared Yaman) had a simple idea: make shopping for bulk, household essentials easy, convenient and fun so customers can focus their time and energy on the things that really matter, instead of spending their weekends traveling to and shopping in traditional brick and mortar wholesale clubs with their families. From that initial concept, Boxed grew into the e-commerce technology company that we are today, with purpose-built storefront, analytics and data science, fulfillment, advertising, and robotics technologies. Since our founding, we have prioritized building a flexible end-to-end e-commerce software, which allows us to fully control the experience for our end-customers, and to ultimately provide the technological foundation from which we can drive high margin revenue through our Software & Services business. Finally, we have consistently conducted our business through an ESG lens, committed to doing right by our customers, employees, and society — this commitment has become cemented with our brand. While we love being known for delivering household essentials such as toilet paper, snacks, and cleaning products, underneath the surface, we believe we are so much more.
What we offer to our customers, vendors, and other partners:
•
E-commerce shopping platform for bulk-sized consumables:   Through our Retail marketplace segment, we offer our customers a highly curated assortment of household and office pantry items (e.g. paper products, snacks, beverages, cleaning supplies, etc.). We accept orders through our Boxed.com web and app properties, operate fulfillment centers to pick and pack those orders, and partner with last-mile carriers to deliver our assortment directly to our customers’ doorsteps within one to three days on average. Today, our assortment offering, excluding items from our third-party marketplace, is limited to less than 2,500 items and is focused on highly predictable, repeat, bulk consumables, which enables us to deliver a unique user experience. While we expect to continue to expand our assortment, we will maintain a highly curated selection, providing customers with an interface design that is not overly burdensome with an endless number of products, but rather, is easy to use, and is highly personalized to help guide them through the shopping experience. Because of the flexibility of our technology, our offering resonates with a diverse set of end-customers, including individuals and households (“B2C” customers), as well as enterprises and small to medium sized businesses (“B2B” customers).

•
Vendor advertising and data offerings:   Our vendors, manufacturers and other partners can purchase and deploy ads to their customers through the native advertisement function of our e-commerce platform. We further partner with vendors through our vendor portal Boxed IQ product offering, which provides insights into aggregated customer data, including sales, demographics, and purchasing behavior. Boxed IQ provides our vendors with useful data so that they can understand the return on investment of advertising campaigns in real-time. We believe this holistic offering makes us the preferred partner for many of our vendors across the landscape of consumer packaged goods (“CPG”).

•
Software licensing:   We have created a unique end-to-end technology platform to operate our e-commerce Retail marketplace. We believe this technology offers high value to enterprise retailers seeking to improve their omnichannel capabilities. We now offer the ability to license this technology through our Software & Services business, providing customers with a full suite of white-labeled (removal of Boxed name and logo to rebrand products for client use) e-commerce software technology solutions.
We view our two business segments, Boxed Retail and Boxed Software & Services as highly cohesive and complementary business lines. The same technology that powers our Retail marketplace is leveraged for our Software & Services segment, and the customer funnel from each segment provides opportunity for constant iteration and improvement across both lines of business. The following graphic helps illustrate our fundamental business model:

How Boxed Works

Customer traffic driven by need to stock up on household and business essentials
High AOV orders allows for higher margins
Further margin enhancement driven by proprietary advertising platform
Revenue share from 3P sellers in adjacent categories
CRM reminds customers to replenish
Boxed Retail
Customers re-enter top of funnel to maintain sticky engagement
Boxed Software & Services
Technology constantly improving and monetized through licensing partnerships

While we remain vigilant in driving business performance, we are highly focused on initiatives that span beyond the bottom line. We pride ourselves in being committed to doing right by our customers, employees, and society, and this commitment has become cemented with our brand. We believe the success of this business strategy is best supported by our combined B2B and B2C average order value (“AOV”) of approximately $100 per order, and our Net Promoter Score of 70, based on a regularly-scheduled survey of over 5,000 Boxed users we conducted in the second quarter of 2021. The convenience of a curated, mobile-first, simple shopping experience promotes high AOVs. This, combined with the strength of our brand, our artificial intelligence and robotics-driven technology, and our B2B capabilities, helps set us apart from industry peers.
Our Industry and Opportunity
Industry
Boxed currently operates in the rapidly growing market for online groceries, a $106.0 billion total addressable market, with an expected CAGR of 19% from 2020 to 2025, according to a 2020 Grocery Digital Maturity Benchmark report published by Incisiv, Inc. (the “FMI Report”). Online grocery in the United States remains underpenetrated relative to other peer economies, representing only 10% of total U.S. grocery sales (according to the FMI Report) compared to 14% share in the United Kingdom and 20% share in China, according to a 2020 Reimagining Shopping report published in November 2020 by the Ocado Group plc and a Reuters article regarding e-commerce in China published in November 2020, respectively. According to the FMI Report, the penetration rate in the U.S. is expected to more than double to 21% by 2025. Additionally, the portion of the online grocery market not captured by Amazon, Costco and Walmart is expected to more than double, to a total addressable market of $63.0 billion between 2020 and 2024. Boxed’s emphasis on a curated assortment of bulk household consumables provides a point of differentiation from these competitors who are primarily focused on brick and mortar sales, or who sell an outsized assortment of retail products, including electronics, clothing, furniture, and other non-consumable categories.

TOTAL GROCERY E-COMMERCE SALES ($B)

+19% CAGR
$106
$248
2020
2025
Grocery e-commerce (% of Total)
10%
21%

ONLINE GROCERY PENETRATION BY COUNTRY

U.S. Penetration Rate Estimated at 21% by 2025

21%
11%
10%
14%
20%
USA
UK
China
Current Penetration Rate
Projected Penetration Rate

TAM OF ALL OTHER ONLINE GROCERY RETAILERS

Estimated at $31B in 2020

$63
$154
$31
$75
All Other Online Grocery
amazon
Costco
Walmart
2020
2024
All Other Online Grocery (% of Total)
29%
29%

Source: Wall Street Research, Reuters, Kantar Research, Forrester Research, FMI U.S. Grocery Shopper Trends, 2020 and Mercatus – The Evolution of the Grocery Customer, 2020

Annually, we service approximately 500,000 customers across our Retail segment, including B2B and B2C customer bases. Our B2C customers are the core of our business, and we place a large focus on capturing households underserved by traditional bulk retailers, such as those located in rural areas and small towns. Our B2B customers are comprised of small and medium-sized business (“SMBs”) as well as large, blue-chip enterprises. Today, our B2B customers span a range of industry sectors, including hospitality / travel, technology and education, and we see an opportunity to further diversify into additional sectors to facilitate growth.
We believe that the growth in our B2C customer base has been aided by the shift to online household and grocery purchases that were accelerated as a result of the COVID-19 pandemic. Further, we believe that post-pandemic behavior will continue to reflect the steady growth of online household and grocery purchases as customers continue to place an increased emphasis on convenience and safety. However, concurrent with the bolstering of our B2C customer base, the pandemic resulted in a meaningful decline of our B2B customer base, as many of those customers shifted to work-from-home or remote environments when COVID-19 related restrictions took hold. We expect that as B2B customers return to work, we will see a recovery from our B2B customer base in 2021 and beyond.
Additionally, we are expanding our monetization opportunities by white-labeling (removing Boxed name and logo to rebrand products for client use) and selling our e-commerce technology platform through our Software & Services business. We believe our end-to-end technology products and the components that power it can be leveraged by any retailer who is looking to improve its online or omnichannel service offering. According to eMarketer, in 2020, global e-commerce sales represented a $4.3 trillion market, which is expected to grow to $6.4 trillion by 2024, representing a CAGR of 10.5%.
Overall, we believe we are well-positioned to take advantage of the shifts happening across the e-commerce landscape, as retailers, grocers, and CPG manufacturers alike, seek ways to modernize their omnichannel technology and operations. This need has only been accelerated further by the COVID-19 global pandemic. In February 2021, we signed our first enterprise software development and licensing contract with AEON Integrated Business Services Co., Ltd., a wholly-owned subsidiary of AEON Co., Ltd. (“AEON”), a related party, a multinational retailer and mall operator based in Japan, to provide e-commerce storefront, marketplace, last-mile, inventory management, order management, and back-end business operations technologies to their Malaysian affiliate. We believe that there is a significant opportunity to expand our Software & Services business to other global retail clients, particularly in emerging markets throughout Southeast Asia and the Middle East and Africa regions.
Within our Software & Services business, our current sales efforts are primarily focused on other large enterprise retailers with complex omnichannel operations. However, we ultimately view our technology offering as flexible and modular, with an ability to service smaller enterprise and mid-sized businesses over time. Our platform is built by operators, for use by operators — the technology is designed to solve the problems that Boxed has experienced first-hand, so that other companies don’t have to.
Our Platform
Our comprehensive proprietary e-commerce technology platform is the core of Boxed operations. Our customer-facing website and apps, inventory management system, order management system and fulfillment robotics hardware are all built in-house. When we describe our platform, it covers everything from our e-commerce storefront to our proprietary robotics used in our fulfillment centers, as outlined below:

Comprehensive In-house Tech Platform

BOXED

TECHNOLOGY

Storefront

User Experience
Personalization
Omnichannel

+

Business Ops

Unified Data
Platform Tools
Supply Chain

+

Seller Tech

Marketplace
Ad Tech
Custom Integration

+

BOXED

Automation

In-house Robotics
Customizable Software
Human-integrated

VERTICALLY-INTEGRATED TECHNOLOGY PLATFORM

Storefront:
Our e-commerce storefront’s user experience (“UX”) design and user interface (“UI”) design offer a guided, easy to use, customized experience with robust data-driven customer profiles driving engagement and conversion. Management believes conversion is also aided by a seamless browsing, discovery, and checkout experience, supporting a reduced shopping cart abandonment, and an outsized AOV compared to peers.
Our shopping experience captures evolving customer demand through data science-informed product presentation and assortment curation, enabling customers to shop conveniently and find the products they are looking for. Personalized user experiences and analytics provide actionable intelligence on who the customers are, what they are likely to purchase and how often they are likely to order, allowing us to guide each customer’s shopping experience. Not only does this allow us to guide the shoppers to the products they are most likely to purchase, it also enables us to make personalized product suggestions and provide free samples to encourage upsell and to facilitate the basket building process. This degree of UX personalization helps drive conversion and high AOV.
Business Operations:
Our business operations solutions leverage real-time data and robust tools to manage business operations enabling efficient and profitable growth. With real-time insight into the fully burdened profitability of each individual order, we can tool our machine learning models with a layer of information and control that enables true operational optimizations, informed by the additional layer of financial performance implications. Our built in-house marketing attribution features coupled with a personalized customer relationship management system provide customers with a unique, predictive experience, from the first time they shop until they become a customer for life. Overall, we are able to leverage robust data and insights to power smart business decisions.
Logistics and Fulfillment Centers:
We fulfill our first-party orders throughout the lower 48 states in the U.S. from three fulfillment centers, deliberately located near major regional shipping corridors. As of June 30, 2021, approximately 90% of orders have delivery availability within two days or less, and we also offer a three hour on-demand delivery in select markets, a proof point for our flexible last-mile capabilities.
We also utilize proprietary fulfillment technology, including our carton optimization algorithm and proprietary robotics, developed in-house. Fulfillment automation takes wasted inefficient movement out of the fulfillment process, making sure that we can get products to our customers as efficiently as possible. This, coupled with a longer tenured hourly workforce, drives meaningful fulfillment efficiencies. Our ability to deliver products to customers is based on a flexible, cohesive fulfillment and logistics platform. Our physical fulfillment and logistics platform works seamlessly with our front-end storefront and back-end analytics, creating a streamlined supply chain enabled by end-to-end data.
This holistic data system also enables an integrated and streamlined supply chain. It allows us to scale real-time inventory via machine learning. It also provides us with the ability to pre-receive and pre-sell inventory, which proved to be a beneficial capability during the COVID-19 pandemic. Finally, we can provide our customers with supply chain transparency by displaying information like product expiration dates to our customers on-site in real time. Overall, our platform allows us to operate at optimal inventory levels, increasing inventory efficiency, and to provide ultimate transparency to our end customer.
A key to maintaining our logistics efficiencies comes from our ability to continue to scale our distribution footprint as we grow. Due to our robotics technologies, we can source and deploy new fulfillment centers with full fulfillment platform integration in approximately 30 days at a cost of less than $1.0 million. Once operational, there is an approximately thirty to forty-five-day payback period for these new fulfillment centers, assuming they are operating at full capacity utilization and with gross margin profitability consistent with fiscal year 2020.
Product and Services Overview
We have a diversified set of offerings marketed and sold to B2C and B2B customers, vendors, and enterprise retailers. Those offerings include the following:
Boxed Retail Marketplace Offerings:
•
Nationally Branded Products:   The majority of our product assortment portfolio consists of nationally branded products which are purchased directly from CPG manufacturers such as Procter & Gamble, PepsiCo, Kraft Heinz, Kellogg’s and Coca-Cola, among others. Inventory is purchased from these manufacturers, warehoused in our fulfillment centers, and then resold to our customers through our e-commerce Retail marketplace. Today, we offer a curated assortment of less than approximately 2,500 SKUs (excluding third-party merchandise), generally focused on wholesale channel or bulk-quantity goods (i.e., a 36 pack of paper towels vs. a 12 pack). We expect to expand our assortment category depth and breadth to help drive future growth, but we remain committed to delivering a curated and limited-SKU assortment experience for our customers.

•
Private Label Products:   In addition to the nationally branded products sold through Boxed, we offer unique, loyalty-building private label products. Through our premium private brand “Prince & Spring”, we offer approximately 125 SKUs in a variety of product categories, from household cleaning and paper products, to fruit snacks and pet treats, with plans to further diversify and expand our offering. High quality products, combined with strong relative value, result in private brand loyalty from our customer base, with 55% of orders from repeat customers containing a Prince & Spring product during 2020. In 2020, net product sales of Prince & Spring represented 14% of total net product sales, but just 7% of total SKU count. With a 600 basis point margin advantage over our nationally branded products, we believe our private label products will be long-term drivers of revenue, customer retention, and profitability.
•
Vendor Product Suite Offerings:   In addition to the purchasing of their goods, we also offer our vendors, suppliers, and CPG manufacturers the ability to advertise their products to our customers and access customer data and feedback in real-time. We provide this service through our content management suite, programmatic “cost-per-click” ad-platform, and vendor portal data suite called Boxed IQ. Since 2018, our advertising suite provides vendors and partners with opportunities to drive a 3-6x return on ad spend (on average), with Boxed IQ supplementing that investment with aggregated customer data to help enable insights into sales trends, general customer demographics, and purchasing behavior, so that each future dollar invested can be more informed than the last. We believe this holistic offering makes us the preferred partner for many of our vendors across the CPG landscape.

•
Third-Party Marketplace:   We are in the process of expanding our third-party marketplace offering, which will enable third-party sellers to sell to our customers through the Boxed marketplace, without the need for us to take on inventory overhang associated with first-party resale vendor relationships. We believe this offering will allow us to expand assortment, limit inventory risk, and drive higher conversion and a better experience for our customers.

Boxed Software & Services Offerings:
•
Software & Services:   After years and millions of dollars of investment in developing our technology platform, we have begun to monetize our e-commerce expertise. We believe we have created one of the few omnichannel technology platforms that is vertically integrated from our front-end storefront software to the inventory and order management systems and all the way to the fulfillment center automation and robotics. We have begun marketing and offering this software technology externally through licensing agreements to other retailers, DTC manufacturers, and marketplace operators, either as a full suite of products or as individual components. In February 2021 we signed our first enterprise software development and licensing contract with AEON, an $80 billion multinational retailer and mall operator based in Japan. Yuki Habu, who is a director of Boxed and is expected to be a director of New Boxed following the consummation of the Business Combination, is affiliated with AEON.

Who We Serve
Boxed provides our customers with a seamless shopping experience for both nationally branded products as well as products from our private label brand, “Prince & Spring”. Our customers are seeking a high-value, convenient and reliable source for everyday consumables and we have designed both our assortment and user experience to suit their needs.
B2C Customers
B2C customers represent the large majority of customers in our Retail business base. They visit Boxed because we offer a simple, efficient and cost-effective way to stock up on everyday bulk household essentials. These customers are often highly engaged, repeat customers. The majority of our B2C customers are women between the ages of 30 and 45, and approximately 50% have children in the home. Our B2C customers purchase on average eight items in a typical basket, have an AOV of $97, and during fiscal year 2019, made up 76% of our combined B2C and B2B customer Gross Merchandise Value (“GMV”). GMV is defined as the total basket value of goods sold on our platform, gross of any promotions, discounts, credits or rewards used but inclusive of service fees and taxes. During fiscal year 2020, over 450,000 B2C customers placed orders on the Boxed platform, generating a total of $160.4 million of GMV, which represented 90% of our combined B2C and B2B customer GMV.
Boxed Up:
Our B2C service is complemented by our paid loyalty program called Boxed Up. For $49.00 a year, Boxed Up members receive exclusive vendor-funded discounts and samples, free shipping on all eligible orders, and cash back credited for future purchases. In 2020, GMV generated by Boxed Up enrolled members grew by 109% year over year, as customers sought additional ways to capture value through our e-commerce platform. As of June 30, 2021, there were approximately 36,000 Boxed Up members. During the six months ended June 30, 2021, compared to an average B2C customer, Boxed Up members ordered 1.9x as frequently and spent over 82% more. Furthermore, during this same period, 16% of our GMV was generated by Boxed Up customers and we plan to grow membership significantly, helping to further bolster engagement and retention from our B2C customers.
We primarily look to capture households underserved by traditional bulk retailers and have categorized our B2C customers into four distinct groups — the “Backroaders,” “Small Towners,” “Pleasantvillers” and “Urbanites” — and of these groups, we estimate that Backroaders and Small Towners together make up 69% of customers as of December 31, 2020. In order to calculate the number of American households in each of these customer groups, we multiplied (i) the total number of households based on 2016 U.S. Census Bureau data by (ii) each Boxed categorization rate, which is calculated as (A) the number of Boxed users (defined as users with at least one order completed in 2020) categorized in a particular customer group based on Boxed internal analysis of U.S. zip codes, divided by (B) the total number of Boxed users.
We believe we deliver a strong value proposition to these customers by offering the convenience and value of bulk delivery in areas underserved by other retailers. Additionally, the Backroaders and Small Towners are over-represented within our Boxed Up membership program, representing 74% of enrolled members as of December 31, 2020. We see these two customer categories as core growth opportunities. as we believe these groups remain underserved for e-commerce grocery. Despite different demographics for each of the customer groups, we believe the general limits to achieving growth are substantially the same across all four categories over the long-term. These limits include competition with larger and more well-established competitors, continued success in establishing brand recognition and customer loyalty, and ability to efficiently predict consumer trends in order to utilize appropriate marketing techniques to reach households within each of these demographics. More detail around our experience and insights with each of these customer categories is outlined below:
Backroaders:
The Backroaders made up 36% of the Boxed total user base as of December 31, 2020 and comprise the largest addressable market of our B2C customer categories. They tend to be single individuals from more rural areas who appreciate the value that bulk sizes offer. These customers are generally more reliant on Boxed for bulk delivery, as they tend to not live near big-box alternatives or within last-mile service footprints, and are not served conveniently by online alternatives. They like that Boxed does not require a membership fee and they tend to shop during promotions, sales, and giveaways. Backroaders also have a small-business mentality and are excited to shop with an alternative to mega stores and entities perceived as global conglomerates. The loyalty of these customers is reinforced by their participation in the Boxed Up loyalty program — they make up 42% of the program’s participants as of December 31, 2020, the highest of any customer group. We have categorized 54 million American households within this customer category, with our current penetration being only 0.21% as of December 31, 2020, making it a strong growth opportunity for Boxed.
Small Towners:
The Small Towners made up 33% of the Boxed total user base as of December 31, 2020. Small Towners are typically married homeowners living in rural or small town areas and use the Boxed platform to stock up on products for their families. They like the value that bulk shopping provides and the ability to capture that value without paying a membership fee. Similar to the Backroaders, the Small Towners have a small business mentality and tend to be anti-mega store. We have categorized 40 million American households within this customer category, with our current penetration being only 0.35% as of December 31, 2020.
Pleasantvillers / Urbanites:
Rounding out the B2C customer offering are the Pleasantvillers and the Urbanites, comprising 20% and 11% of users as of December 31, 2020, respectively. These individuals are typically more intermediate to high income individuals, living in more densely populated suburban neighborhoods or urban centers. While they have ready access to alternatives to Boxed’s service offering, both locally and online, we believe they come to the Boxed platform for the convenient basket building experience, fast bulk delivery offering, and access without having to pay a membership fee. We have categorized 27 million total American households within this customer category, with our penetration rate of approximately 0.65% as of December 31, 2020.
B2B Customers
In the year ended December 31, 2020, we had approximately 20,000 B2B customers, which included corporations and SMBs. Our B2B customers enjoy procuring the high-quality bulk goods needed to run their businesses through an easy to navigate and convenient marketplace UI/UX. We offer our B2B customers a seamless buying experience powered by digital capabilities like multi-user accounts, flexible payment and invoicing, reporting and analytics, fast customer service and sales support response times, custom enterprise portals and rapid e-procurement integration. We supplement this experience with tech integration and higher agility relative to big-box B2B retailers, providing customization to individual customer needs. We use our proprietary logistics technology to round out our B2B experience, delivering products to B2B customers quickly and cost effectively. Most products are shipped within one to three business days at competitive rates.
Prior to 2020, GMV from our B2B customer base was the fastest growing component of our Retail business and a high-performing line relative to B2C. During 2019, B2B customers had AOVs of $202 and spent an aggregate of approximately $1,500 GMV per customer. The historical growth of the B2B customer channel was largely organic with very limited targeted marketing or sales investment. B2B GMV demonstrated a 55% CAGR from 2015 to 2019. The COVID-19 global pandemic temporarily impacted our positive B2B channel trends, with fewer people working in offices and lower levels of domestic and global travel. GMV from our B2B customer channel shrunk from $36.6 million in 2019 down to $17.8 million in 2020, a decrease of 51% from 2019 to 2020. However, we view the 2020 decrease as providing an opportunity for substantial rebound in 2021 and beyond, as employees return to work, and the travel and hospitality industries return to full operations post COVID-19.
Our Competitive Strengths
We believe that we are well-positioned to benefit from these industry dynamics due to the following competitive strengths in not only “what we do”, but “how we do it”:
What We Do
Easy Shopping Experience for Everyday Bulk Consumables
Since our founding in 2013, we have been focused on providing our customers with an easy shopping experience that is conducive to building big baskets of bulk consumables. Our proprietary e-commerce technology is architected with product discovery and high AOVs in mind. The ability to build big baskets that are then consolidated in a low number of shipments allows for greater operational efficiency and cost savings.
B2B Capabilities
For our business customers, we offer the same easy shopping experience, paired with B2B procurement controls. Business owners and managers can control item availability, see negotiated volume discounts and assign individual-level procurement rules without sacrificing the intuitive user experience that their employees value. Our unique B2B platform is leveraged not only by SMBs but by Fortune 500 companies as well.
Proprietary end-to-end e-commerce technology platform
We have built a flexible end-to-end e-commerce software platform that allows us to fully control the experience for our customers. We have developed purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. These technologies all work together to allow us to drive large AOVs. We view Boxed as one of the few technology companies that can boast such vertically integrated e-commerce capabilities.

Software & Services
We believe our unique end-to-end technology can offer value to other enterprises around the world. We believe we will be able to further drive margins by offering this technology to companies needing a vertically integrated, enterprise-grade e-commerce platform.
Limited Assortment, Vast Potential Efficiencies
We carefully curate our assortment and do not strive to be the everything store. Because we have a limited amount of items, we can fit virtually everything we sell in each fulfillment center we operate. Customers then browse the fulfillment center that is generally closest to them, allowing us to emanate most orders from a single fulfillment center. This allows us to provide our customers with consolidated shipments and fast delivery, while providing us with an avenue to only use ground shipping at a lower cost.
Homegrown Automation Technology
We operate a flexible and home-grown fulfillment and logistics platform. Many of our inventory management systems, warehouse management systems, and the robotic technology that helps automate our warehouses are proprietary. By building this technology in-house, we are able to expand our fulfillment center footprint via an asset-light model. Our newest facilities, which span approximately 75,000 square feet, require only approximately $1.0 million in capital expenditures and can be fully operational within thirty to forty-five days of signing the lease. Our robotics technology also allows us to vary the format in which we expand, from small micro-fulfillment centers all the way up to full-sized fulfillment centers, depending on the desired service area.
How We Do It
Proven Commitment to ESG Mission
We believe our customers view the manner in which we run our business as a differentiator and as a reason why they have chosen Boxed millions of times. Since our humble beginnings, we have strived to do what is right for our customers, employees and society. At Boxed, we are committed to the environment. By driving high AOVs and consolidating orders, we are able to reduce packaging material, delivery trips and energy consumption. Management estimates that our consolidated shipments lead to up to a 30% reduction in carbon impact when compared to smaller shipments, such as those made by our scaled competitors. By providing strong benefits and a strong workplace offering, we are able to increase fulfillment center team tenure and operational efficiency. By fighting against the so-called “Pink Tax”, which unfairly upcharges products intended for women, we are able to increase awareness of our brand and mission.
Visionary Leadership Team
Led by co-founder and CEO Chieh Huang, our experienced and technology-focused senior management team brings a proven track record in innovation, a deep expertise in online consumer packaged goods, groceries and household essentials, and a demonstrated ability to execute. We believe that our resonant brand known for doing right for our customers, employees and society creates a corporate culture that encourages innovation and helps us attract, retain and motivate our team to drive our growth.
Growth Strategy
We believe future growth will be driven by investment into several core areas of our business:
B2C Expansion
•
We believe our B2C customer channel is poised for dynamic growth. We see an opportunity to expand our product assortment into the areas most requested by our customers, including healthy / organic, pet and home. We expect expanding our assortment will allow us to increase the wallet share (the amount of customer total spend on grocery and consumable products spent on the Boxed platform) we capture from our customers. As compared to U.S. household spend on our current core product assortment, we have identified a potential wallet share increase of approximately 120% by adding assortment in our identified potential expansion categories. We believe the Boxed third-party marketplace technology will further facilitate our product expansion in a capital-efficient manner.

Boxed Total Market Opportunity

Boxed Expansion Categories

Pet	Baby	Beauty
Home Goods	Fresh	Vitamins

Boxed Core Categories Today

Grocery	Snacks	Household
Beverage	Personal Care	

$1.1 Trillion
$593B
$480B
124% Wallet Share Lift Potential
US Household Spend on Addressable Categories

Source: U.S. Bureau of Labor Statistics, Statistica.com, Global Newswire
Note: Market data reflects estimated 2019, 2020 & 2021 U.S. household spend in addressable categories

•
We also believe there are multiple methods to drive increased customer loyalty, such as expanding the Boxed Up loyalty program, as well as expanded private label SKU count. We believe that there is an opportunity to not just improve existing customer loyalty, but also to expand wallet share with new customers soon after they start using our platform. Finally, we are also testing further expansion of our auto-ship subscription business, which provides regular automated replenishment opportunities with additional discounts for Boxed customers, in the same efficient model that we perfected with our basket-building technology.

•
Finally, we will look to expand investment into advertising campaigns to drive new customer traffic and brand awareness. This investment will help drive accelerated growth through customer additions.

B2B Expansion
•
We believe the rebound from the COVID-19 global pandemic will provide meaningful organic tailwinds for B2B customers, and that we can take additional steps to further capitalize upon this momentum. Traditionally, we have largely relied on organic word of mouth growth for our B2B customer offering. We believe that we can accelerate growth within our B2B customer base by expanding our sales force and by targeting new attractive sectors such as education / non-profit, technology, and hospitality. We also want to provide the best experience for those customers coming to the platform. To accomplish this, we plan to optimize our assortment on the B2B platform by tailoring the product mix to what our SMB and enterprise customers need.

Monetization of Proprietary Technology
Native Ad Platform:
Our ad technology platform empowers sellers and vendors to speak to the right customers at the right time. We currently offer in-house, scalable, programmatic advertising software designed to unlock a high-margin revenue stream, while providing our vendors with access to the most highly sought after customers. We believe our ad platform provides differentiated access to customers at the point of conversion, providing real-time transparent reporting, which is all offered through a streamlined self-service vendor portal. We offer seamless implementation and a dedicated team to guide our advertising customers through the process. While ad technology revenue as a percentage of our total net revenue was less than 1% in fiscal year 2020, our vendors experienced return on ad spend of 3-6x in the same time period.
Software Licensing:
At Boxed, we have created one of the few omnichannel technology platforms that is vertically integrated from our front-end storefront software to the inventory and order management systems and all the way to the fulfilment center automation and robotics. We have the ability to offer these modularized e-commerce and fulfillment technologies through licensing agreements to other retailers, direct-to-customer manufacturers, and marketplace operators, either as a full suite of products or as individual product solutions; the technology can also be white labeled and localized for foreign deployment. These offerings can range from inventory management software, our proprietary advertising technology systems, or other back-end operational support. Management believes we are differentiated from our competition, whose systems are typically fractured, more expensive, and have slower implementation times. Our competition is also generally focused solely on building the software, rather than also leveraging it to run their own businesses. Boxed offers as a single, cohesive, cost-effective platform, built by operators, and we prioritize speed to market.
Growing AOVs
The blended B2B and B2C AOV for our customers during fiscal year 2020 was greater than $100, $15 above that of customers of other “Bulk Wholesale” club players during 2020, and more than double that of traditional grocery peers. We believe this outperformance is driven in part by our curated user experience and personalization engine.
In addition, from fiscal year 2017 through June 30, 2021, our customers on average increased their AOV by greater than 25% from their initial order to their tenth order with Boxed. We believe this trend of growing AOVs is an important customer lifecycle dynamic because it helps illustrate further customer engagement with new categories and products as they age with us, and illustrates that our personalization and simple user experience help enable shopper discovery.
As we expand assortment through both new categories and SKUs, we anticipate that both our AOV and order frequency will also continue to expand, as customers find more products they know and love on the Boxed platform.
Customer Satisfaction
The experience of our customers is core to our decision making at Boxed, and a large part of the success of Boxed can be tied to the high level of recorded customer satisfaction. Our customers’ satisfaction is reflected in our net promoter score of 70 as of the three-month period ending June 30, 2021. Our higher level of customer satisfaction can, in part, be attributed to a unique user experience that drives customer loyalty. We believe a better experience, with efficient fulfillment and award-winning customer service, yields highly satisfied customers.
Culture, People and Human Capital
Boxed is a brand known for doing right for our customers, employees and society, with policies that go beyond the bottom line. Our ESG principles are embedded in the core of our business model and are front and center in the way we run our business. We value all members of our team and provide them with strong benefits and workplace offerings, boosting loyalty and efficiency. These benefits include providing our full-time fulfillment center hourly staff with an option for fully subsidized medical insurance coverage and a benefits program designed to provide financial relief in times of unforeseen hardship or significant life events. We believe this approach is not only the right thing to do, but it also drives efficiency and team loyalty; our hourly team members staffing Boxed fulfillment centers have an average tenure of over two years.
We view ourselves as champions of diversity. Over half of our corporate office team nationwide identifies as an ethnic minority, yielding diverse thought within the Boxed family. Our team embodies a diverse mix of backgrounds, industries, and levels of experience. As of June 30, 2021, we employed 239 full-time employees across our New York headquarters and San Mateo, California office, as well as our fulfillment centers in New Jersey, Texas and Nevada. In addition to full-time employees, our workforce is supplemented by temporary staff in the fulfillment centers. None of our employees are represented by a labor union and we consider our employee relations to be positive. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees.
Competition
We operate in the competitive and rapidly growing online consumables market, an evolving sub-group of the greater consumables retail sector, which we believe historically has been highly fragmented. Certain of our potential competitors have substantially greater capital resources, lower costs, larger product portfolios, larger user bases, larger sales forces and a greater geographic presence, and have built relationships with retailers and distributors that may be more effective than ours.
We believe that we have developed a full, powerful suite of proprietary, integrated technology that drives brand differentiation and cost efficiencies. We expect several industries to operate in competition with the capabilities that our comprehensive technology platform offers, which can cater to both enterprise and small business clients. Companies providing on-demand networks, third-party logistics and warehouse management systems, order management system middleware, storefront and e-commerce capabilities, and marketing, data analytics, and advertising services represent potential competitors to the Boxed technology platform.
We believe that the primary competitive factors in our market are:
•
service quality and performance;

•
customer purchasing experience;

•
sales and distribution capabilities;

•
pricing;

•
customer support and service;

•
effective marketing;

•
brand recognition;

•
breadth and depth of offerings;

•
greater market penetration; and

•
technological innovation, product enhancements and speed of innovation.

We believe our ability to continue to compete effectively in our industry will also depend in part on our ability to respond more quickly and effectively than our peers to new or changing opportunities, technologies, regulatory standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. Increased competition in the future could adversely affect our revenue, revenue growth rate, margins and market share.
Our ability to remain competitive depends on our continued ability to provide efficient and profitable delivery of the nationally branded and private-label products that our B2C and B2B customers have come to expect from us, while continuing to grow our customer base. It will also depend on our continued and accelerating ability to monetize our technological proficiencies via our advertising technology, marketplace and software licenses, hosted in either on-premise or cloud-based infrastructure environments.
Manufacturing
We purchase all of our merchandise directly or indirectly from third-party manufacturers. Some vendors operate their own manufacturing facilities and others subcontract the manufacturing to other parties. Our manufacturers generally agree to terms that are substantially similar to our standard manufacturer terms, which govern our business relationships.
Although we do not have long-term agreements with our vendors, we have longstanding relationships with a diverse base of vendors that we believe are mutually satisfactory. We believe the nature and number of these vendors helps mitigate our supply chain risk.
All of our private-label products under the label “Prince & Spring” are required to be produced according to our specifications, and our manufacturers warrant that such products will perform in accordance with these specifications. Our manufacturing and supplier contracts are generally on year-to-year terms and generally provide us the additional right to terminate such agreements for uncured material breaches within 30 days. We require that all of our manufacturers comply with applicable law and we generally have the right to audit the suppliers’ facilities. We believe that third-party facilities will be adequate to meet our current and anticipated manufacturing needs, both for our private-label products and for our third-party merchandise.
Government Regulation
Our business is, among other things, subject to laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. Related laws may govern the manner in which we store or transfer sensitive information, or impose obligations on us in the event of a security breach or an inadvertent disclosure of such information. Different jurisdictions impose differing, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to us, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. See “Risk Factors — Risks Related to New Boxed’s Business Following the Business Combination”. Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our website and mobile applications and their financial results. The continued growth of and demand for e-commerce is likely to result in the creation of more laws and regulations that impose additional compliance burdens on e-commerce companies.
In addition, we are subject to a broad range of laws and regulations intended to protect public health, natural resources and the environment. Our operations, and those of our manufacturing outsourcing partners, are subject to regulation by OSHA, the FDA, the USDA, and by various other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising, labeling and import of our products, including food safety standards. See “Risk Factors — Risks Related to New Boxed’s Business Following the Business Combination — New Boxed is subject to governmental regulation and New Boxed may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and its failure to comply may result in enforcements, recalls, and other adverse actions.”
Other Laws and Regulations
Data Privacy and Security
Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information. In the United States, numerous federal and state laws and regulations, including data breach notification laws and federal and state consumer protection laws and regulations (e.g., Section 5(a) of the FTC Act), that govern the collection, use, disclosure, and protection of personal information could apply to our operations or the operations of our partners. In addition, certain state and non-US laws, such as the CCPA and the CPRA govern the privacy and security of personal information, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
Anti-Bribery and Corruption Laws
Our business is also subject to the U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations that generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business.
Intellectual Property
We believe that our rights in our intellectual property, including trademarks, copyrights, and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from competitors. We rely on a combination of copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. We own a number of trademarks that have been registered, or for which registration applications are pending, in the United States as well as in certain foreign jurisdictions. These registered or pending trademarks include, among others, “Boxed”, “Bulk is Beautiful” and “An endless supply of the things you love”. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.
In addition to trademark protection, we own numerous domain names, including boxed.com and princespring.com.
We also enter into and rely on confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our agreements with vendors.
Environmental Matters
Our operations and leased properties are subject to a variety of U.S. laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information, that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our packaging, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our private-label products or packaging or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.
Facilities
We have fulfillment centers in Union, New Jersey, Las Vegas, Nevada and Dallas, Texas. Our corporate headquarters are located in New York, New York and we have a corporate office in San Mateo, California. We believe that our existing facilities are adequate to meet our business requirements for the near-term, and that additional space will be available on commercially reasonable terms, if required.
Legal Proceedings
From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to personal injuries sustained using our services, intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition and results of operations. Additionally, any such claims, whether or not successful, could damage our reputation and business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BOXED
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Unless the context otherwise requires, references in this section to “we”, “our” and “the Company” refer to the business and operations of Boxed and its consolidated subsidiaries prior to the Business Combination and to New Boxed and its consolidated subsidiaries following the consummation of the Business Combination.
Overview
Boxed is an e-commerce retailer and an e-commerce enabler. We operate an e-commerce Retail service that provides bulk pantry consumables to businesses and household customers. This service is powered by our own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. We further enable e-commerce through our Software & Services business, which offers customers in need of an enterprise-level e-commerce platform access to our end-to-end technology.
Founded in 2013 by an experienced group of tech pioneers, we have been a technology-first organization since our inception. The founders (including current CEO Chieh Huang and current COO Jared Yaman) had a simple idea: make shopping for bulk, household essentials easy, convenient and fun so customers can focus their time and energy on the things that really matter, instead of spending their weekends traveling to and shopping in traditional brick-&-mortar wholesale clubs with their families. From that initial concept, Boxed grew into the e-commerce technology company that it is today, with purpose-built storefront, analytics and data science, fulfillment, advertising, and robotics technologies. Now, in addition to offering B2C and B2B customers with bulk consumables, such as paper products, snacks, beverages, and cleaning supplies, we have also begun to drive high-margin revenue through our Software & Services business, helping the world to stock up through our technology.
Factors Affecting our Performance
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”
COVID-19. During fiscal year 2020, the COVID-19 pandemic had a mixed impact on our results of operations. Throughout the pandemic our fulfillment centers have largely remained open as they were deemed as “essential businesses” in our locations. While we experience increased demand from B2C customers, as many individuals adopted online shopping during the pandemic, that increase was offset by a decline of demand from our B2B customers, as many businesses reverted to work-from-home environments. The result of these two counteracting trends was slight growth in sales compared to fiscal year 2019. The increased demand for our products from B2C customers could reverse in the future if consumer purchasing behavior changes, and the demand from our B2B customers may not fully recover to the levels that existed during 2019. These changes could adversely affect our business, financial condition, and results of operations. Further, during fiscal year 2020, we experienced a significant increase in organic new customer traffic to our web properties as a result of COVID-19. This rapid and variable surge in traffic put significant stress on our supply chain, with industry-wide inventory supply shortages limiting our ability to provide the products in demand from our customers. As such, during this period, we significantly reduced our growth-related investments (i.e. promotional spend and advertising expenses) and temporarily shut down service to certain new customers in specific states. We may not be able to sustain the reduced promotional and advertising expenses in the future if the increased demand for our products is not sustained due to changes in consumer purchasing behaviors.

Additionally, the higher propensity for online shopping has led to increased demand for our technology, which we will start to monetize in 2021, but could also reverse in the future as customer behavior changes. Overall, the COVID-19 pandemic is unprecedented and continuously evolving and the long-term impacts on our financial condition and results of operations are still uncertain. We are continuing to monitor the impact of new variants of the virus on the overall macro-economic environment, as well as their effects on the propensity for business customers to return to their respective workplaces.
The COVID-19 pandemic may impact many of the factors discussed in this section, including, among others, overall economic trends, consumer preferences and demand, product mix, competitive dynamics, sourcing and distribution, which in turn could adversely affect our business, financial condition and results of operations.
Acquisition of new customers and retention of existing customers.   The size of our customer base and our customers’ level of engagement and retention are critical to our success. Our ability to continue to attract and retain customers, and to do so in a cost-effective manner, depends, in part, on our ability to consistently provide our customers with a convenient, high quality experience with competitive pricing for consumer goods, groceries, household products, and other bulk or discounted products. If our customers preferences change or they do not perceive our service and the products we sell to be convenient, competitively priced, and of high quality, we may not be able to attract and retain customers, and as a result, our revenue may be adversely impacted.
Brand recognition and customer loyalty.   Our ability to succeed in a crowded e-commerce marketplace will depend on our continued success at attracting and retaining a large number of high-value customers to the Boxed Sites who have traditionally purchased bulk consumer packaged goods from our larger competitors. We may be required to incur significantly higher advertising and promotional expenditures to differentiate Boxed Sites from that of our competitors. If our branding efforts are not successful, our operating results and our ability to attract and retain customers may be adversely impacted. In addition, we sell many products under our Prince & Spring private label brand. Increasing the portfolio of private label products offered is essential to developing and maintaining customer loyalty. Prince & Spring private label products also generally carry higher margins than national brand products offered on the Boxed Sites, and is expected to represent a growing portion of our overall sales. If the Prince & Spring brand experiences a loss of customer acceptance or confidence, our sales and gross margin results could decline.
Competition.   We operate in a market that is rapidly evolving and in which we face competition, especially from larger and more well-established companies. These more well-established competitors may have longer operating histories, greater financial, technical, marketing, and other resources, greater name and brand recognition, a larger base of vendors, or faster shipping times or lower-cost shipping. These factors may allow our competitors to derive greater revenue and profits, acquire customers at lower costs, or respond more quickly to emerging technologies and evolving consumer trends. If we are unable to compete successfully, or if competing successfully requires us to expend greater resources, our financial condition and results of operating could be adversely affected.
Effective sourcing and distribution of products.   Our net revenues and gross profit are affected by our ability to purchase our products in sufficient quantities at competitive prices. While we believe our vendors have adequate capacity to meet our current and anticipated demand, our level of net revenues could be adversely affected in the event of constraints in our supply chain, including our inability to procure and stock sufficient quantities of some merchandise in a manner that is able to match market demand from our customers, leading to lost sales.
Software & Services offerings.   Our Software & Services business, encompassing the licensing of our software and technology assets, is expected to be an increasing part of our revenue and profitability as we expand. However, as of June 30, 2021, we have limited experience in successfully delivering or marketing these services to customers, and if we are not able to do both in a timely manner, we would fail to achieve the anticipated benefits of our Software & Services offering. The success of our early operations of our Software & Services offering may significantly impact our future business, results of operations and financial condition. Our results of operations and future revenue prospects will be harmed if we are unable to increase the adoption of our offerings.

Seasonality.   Our Retail business is moderately seasonal, with a meaningful portion of our sales and promotional campaigns dedicated to back-to-school and back-to-work time periods, typically resulting in the realization of higher portions of net revenue in the first and third fiscal quarters. Due to the importance of our peak sales periods, which include the post-holiday winter and fall seasons, the first and third fiscal quarters have historically contributed, and are expected to continue to contribute, significantly to our operating results for the entire fiscal year. In anticipation of seasonal increases in sales activity during these periods, we incur additional expense prior to and during our peak seasonal periods. These expenses may include the acquisition of additional inventory, seasonal staffing needs and other similar items. As a result, any factors negatively affecting us during these periods, including adverse weather, spread of seasonal infectious diseases and unfavorable economic conditions, could have a material adverse effect on our results of operations for the entire fiscal year.
Key Performance Indicators
We measure our business using both financial and operating data and use the following metrics and measures to assess the near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business. Key performance indicators (“KPIs”) are typically operational in nature, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net revenue, cash flows from operations or other measures of growth, profitability, liquidity or performance under GAAP. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies.
We present the following key performance indicators to assist investors in understanding our operating results on an on-going basis (presented on a Last Twelve Months (LTM) basis, as indicated): (i) Advertising Expenses (ii) Active Customers (as defined below) (iii) AOV and (iv) GMV.
This table sets forth our key performance indicators for the LTM periods ended June 30, 2021 and 2020 and for the years ended December 31, 2020, 2019, and 2018. Given the nascency of our Software & Services offering, at this time, we have not identified any material KPIs for disclosure.
	LTM Period Ending June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Advertising Expenses (in millions)	$13.2	$11.3	$4.9	$20.7	$12.2
Active Customers (in thousands)	415	527	472	515	372
AOV	$115	$101	$108	$95	$92
GMV (in millions)	$182.2	$212.0	$207.9	$195.1	$152.7
Advertising Expenses
Advertising expenses primarily consist of (i) investment in customer acquisition and retention related marketing, public relations and third-party marketing agency costs, and (ii) marketing content related expenses, including television content, print, photography, and direct mail. Our growth in Active Customers and GMV, as discussed below, is significantly influenced by our investment in advertising expenses, and therefore is a key factor in driving our overall revenue trends of our Retail segment. While we believe advertising expenses are a meaningful driver of our growth, they are not the only factor impacting our ability to increase or retain our active user base.
Advertising expenses for the LTM period ended June 30, 2021 increased by $1.9 million, or 17%, to $13.2 million as compared to $11.3 million for the LTM period ended June 30, 2020. The increase was a result of our efforts to drive new customer acquisition in the more recent period as some of the increased B2C customer engagement fueled by the onset of the COVID-19 pandemic leveled off. Notwithstanding the period over period increase, advertising expenses continue to remain below desired levels due to capital constraints. Further, during the first half of 2020, advertising expenses were limited due to capital constraints as well as strains on our supply chain, both of which limited our ability to invest in growth initiatives, such as marketing.

Advertising expenses for the year ended December 31, 2020 decreased by $15.8 million, or 76%, to $4.9 million as compared to $20.7 million for the year ended December 31, 2019. The decrease was a result of our capital constraints, increases in organic new customer traffic, along with a conscious decision to reduce marketing investment given industry-wide supply chain challenges, which limited our ability to keep key inventory items in stock and market products to our customers effectively.
Advertising expenses for the year ended December 31, 2019 increased by $8.5 million, or 69%, to $20.7 million as compared to $12.2 million for the year ended December 31, 2018. This increase was the result of increased capital availability following the close of an equity fundraising round in the second half of 2018, which enabled us to begin investing more heavily in advertising campaigns to attract new users and further expand Boxed’s brand awareness and customer base.
Active Customers
We define active customers as the total number of customers in our Retail segment with at least one order in the referenced respective time-period (“Active Customers”). The change in Active Customers in a reporting period captures both the inflow of new customers as well as the outflow of customers who have not made a purchase in the time period. We view the number of Active Customers as a key indicator of our performance, which is impacted by the level of investment in advertising spend and the number of new customers acquired during a given time period.
The decrease in our Active Customers when comparing the LTM period ended June 30, 2021 to the LTM period ended June 30, 2020 was primarily due to a decrease in B2C customers during the more recent period compared to the prior period, as the latter included the temporary impact of increased customer traffic during the peak periods of COVID-19, which occurred late in the first quarter of 2020 through the second quarter of 2020. Also contributing to this decrease is a decrease in our B2B customer base as customers moved to work from-home environments beginning in the second quarter of 2020, which drove the overall decline in active customers during the more recent LTM period.
Similarly, the decrease in our Active Customers when comparing the year ended December 31, 2020 to the year ended December 31, 2019 was driven by the 76% decrease in advertising expenses, which yielded a meaningful decrease in new customer acquisition. This was combined with a decrease in our B2B customer base as customers moved to work from-home environments beginning in the second quarter of 2020.
When comparing our Active Customers in the year ended December 31, 2019 to the year ended December 31, 2018, the 39% increase was primarily driven by an increase in new customer acquisition as we invested an additional $8.5 million in advertising expenses year over year.
Average Order Value (AOV)
We define AOV as the GMV for the respective time-period divided by the total number of orders placed by customers during the same period. We believe AOV is an important indicator of business performance as it is supported by our proprietary e-commerce technology, where our mobile app, website, and personalization engine provide a seamless shopping experience, enabling customers to easily discover new and relevant products and categories. This results in a trend where on average, AOVs expand over the course of a customer’s lifecycle. Further, larger orders are on average more profitable, helping to drive margin improvement from shipping, packaging, and labor efficiencies.
Total AOV increased when comparing the LTM period ended June 30, 2021 to the LTM period ended June 30, 2020 and when comparing the year ended December 31, 2020 to the year ended December 31, 2019 and the year ended December 31, 2019 to the year ended December 31, 2018 as the result of (i) ongoing technology and personalization improvements and (ii) adjustments to the user experience designed to help drive AOV increases across both our new and repeat customers. We do not believe AOV has been materially impacted by the COVID-19 pandemic.
We measure AOV on a gross basis, comparable to the way that we measure GMV. As a result, it does not account for any discounts, promotions, or rewards that are offered to or redeemed by our customers, and therefore it is not intended for use as an alternative to net revenue recorded in accordance with GAAP.

Gross Merchandise Value (GMV)
We define GMV as (i) the total value of Boxed goods sold and (ii) 3rd party goods sold on Boxed Sites, gross of any customer promotions, price discounts, credits, or rewards used, all of which are (iii) inclusive of shipping fees, service fees, and taxes. We believe our ability to expand GMV is an indicator of customer engagement on our platform as well as the scale of our platform in any given period. However it is not intended for use as an alternative to net revenue recorded in accordance with GAAP.
GMV decreased by $29.8 million, or 14%, in the LTM period ended June 30, 2021 compared to the LTM period ended June 30, 2020. This was a result of several factors which impacted GMV, including a reduction in Active Customers in the more recent period as discussed above. The reduction in active customers was somewhat offset by an increase in AOVs. We believe that the COVID-19 pandemic primarily impacted our GMV through the active customer count, as discussed above.
GMV increased by $12.8 million, or 7%, when comparing the year ended December 31, 2020 to the year ended December 31, 2019, primarily attributable to the growth in GMV from our B2C customers, partially offset by the decline in GMV from our B2B customers and a decrease in Active Customers due to reduced advertising investments.
GMV increased by $42.4 million, or 28%, when comparing the year ended December 31, 2019 to the year ended December 31, 2018, primarily as a result of an increase in Active Customers of 39% and a 3% increase in AOV.
Components of Our Results of Operations
We operate in two reportable segments: Retail and Software & Services, to reflect the way our chief operating decision maker reviews and assesses the performance of the business. Our Retail segment engages in the sale of consumer products and goods in bulk sizes to consumers and businesses in the continental United States. Until the first quarter of 2021, we had not generated revenue under our Software & Services segment, which primarily relates to our research, development, marketing and production of our proprietary software for sale to third parties. Both our Retail and Software & Services segments are recorded within net revenue in our Statements of Operations.
Net revenue
We derive net revenue primarily from the sale of both third-party brand and private brand merchandise through our e-commerce platform on which we offer merchandise in the following core categories: groceries, snacks, beverages, and household and cleaning products. Revenue generated through our e-commerce platform is generally recognized upon delivery to the customer, net of promotional discounts, customer credits, and refund allowances. Outbound delivery fees (if applicable) are included in customer billing and are also recorded as revenue upon delivery. Taxes collected from customers are excluded from net revenue.
We earn additional platform-generated revenue through membership fees from customers who sign up for our Boxed Up subscription program. Membership fees allow customers to earn cash back on every purchase, gain access to exclusive discounts, and enjoy free shipping on all eligible orders. Because we have the obligation to provide access to our website for the duration of the membership term, we recognize membership fees on a straight-line basis over the life of the membership.
We also earn revenue through a mix of marketing services offered to merchants, including vendors, manufacturers, and other partners. We provide these merchants access to our e-commerce platform where merchants display and sell their products to users. We also provide advertising services to help merchants promote their products within our platform.
In the first quarter of 2021, we began generating revenue through software license agreements with customers. A software license contract with multiple performance obligations typically includes the following elements: implementation services, software license, training services, and maintenance and support services.
Refer to the Notes to our Consolidated Financial Statements for additional definitions of our financial statement line items included within our Statement of Operations.

The following tables presents our results of operations for the periods indicated:
	Six Months Ended June 30,
	2021	2020
	(in thousands)
Net revenue	$83,208	$103,066
Cost of sales	(73,160)	(90,146)
Gross profit	10,048	12,920
Advertising expense	(9,445)	(1,207)
Selling, general, and administrative expense	(26,046)	(26,384)
Loss from operations	(25,443)	(14,671)
Other income (expense), net	1,070	(4,795)
Loss before income taxes	(24,373)	(19,466)
Income taxes	—	—
Net loss	$(24,373)	$(19,466)
	Years Ended December 31,
	2020	2019	2018
		(in thousands)
Net revenue	$187,174	$173,993	$140,236
Cost of sales	(161,271)	(164,091)	(133,524)
Gross profit	25,903	9,902	6,712
Advertising expense	(4,912)	(20,703)	(12,218)
Selling, general, and administrative expense	(49,678)	(54,892)	(44,724)
Loss from operations	(28,687)	(65,693)	(50,230)
Other income (expense), net	(5,750)	291	(96)
Loss before income taxes	—	—	—
Income taxes	—	—	—
Net loss	$(34,437)	$(65,402)	$(50,326)
Comparison of Six Months Ended June 30, 2021 and 2020
Net Revenue
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Net revenue
Retail	$79,067	$103,066	$(23,999)	-23.3%
Software & Services	4,141	—	4,141	N/M
Total net revenue	$83,208	$103,066	$(19,858)	-19.3%
Net retail revenue for the six months ended June 30, 2021 decreased by $24.0 million, or 23.3%, to $79.1 million as compared to $103.1 million for the six months ended June 30, 2020. This decrease in revenue is primarily driven by a $23.1 million decline in merchandise sales generated through our e-commerce platform, including related shipping revenue. This decrease resulted from decline in demand from our B2C customers in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, as the prior year period included the temporary impact of unique customer buying trends during the COVID-19 pandemic in the six months ended June 30, 2020. This decrease also resulted from a decline in demand from our B2B customers as they continued to operate in remote work-from-home environments that commenced late in the first quarter or early in the second quarter of 2020.
Software & services revenue for the six months ended June 30, 2021 increased by $4.1 million as a result of the signing of our first software licensing agreement.
Cost of Sales and Gross Profit
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Cost of sales	$73,160	$90,146	$(16,986)	-18.8%
Gross profit	10,048	12,920	(2,872)	-22.2%
Gross margin	12.1%	12.5%
Cost of sales for the six months ended June 30, 2021 decreased $17.0 million, or 18.8%, to $73.2 million as compared to $90.1 million for the six months ended June 30, 2020. The decrease in cost of sales is primarily driven by a $15.5 million decrease in product costs as well as a $1.7 million decrease in shipping and packaging costs, related to lower net revenue volume within the Retail segment.
Gross profit as a percentage of net revenue (gross margin) for the six months ended June 30, 2021 was 12.1% as compared to 12.5% for the six months ended June 30, 2020. The slight decline in gross margin was primarily the result of industry-wide increases in outbound shipping costs, offset by a reduction in packaging costs and an increase in revenue mix from our higher-margin Software & Services segment.
Advertising Expense
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Advertising expense	$9,445	$1,207	$8,238	682.8%
Percentage of net revenue	-11.4%	-1.2%
Advertising expense for the six months ended June 30, 2021 increased by $8.2 million to $9.4 million as compared to $1.2 million for the six months ended June 30, 2020. The increase was primarily driven by an increase in advertising media costs used to acquire and retain customers. In addition, our advertising spend was temporarily reduced during the six months ended June 30, 2020 as a result of capital constraints as well as a significant spike in COVID-19 related demand that stressed our inventory levels and supply chain, forcing us to pull back on growth-related investments, such as marketing.
Selling, General and Administrative Expense
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Selling, general and administrative expense	$26,046	$26,384	$(338)	-1.3%
Percentage of net revenue	-31%	-26%
Selling, general and administrative expense for the six months ended June 30, 2021 decreased by $0.3 million, or 1.3%, to $26.0 million as compared to $26.4 million for the six months ended June 30, 2020, primarily due to increases in legal and third-party consulting fees incurred related to our preparation for becoming a public company, partially offset by decrease in salaries and compensation.
Stock-based compensation for the six months ended June 30, 2021 decreased by $0.3 million to $0.8 million as compared to $1.1 million for the six months ended June 30, 2020.

Operating Income (Loss)
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Operating income (loss)
Retail	$(28,773)	$(13,508)	$(15,265)	113.0%
Software & Services	3,330	(1,163)	4,493	N/M
Total operating loss	$(25,443)	$(14,671)	$(10,772)	73.4%
Percentage of net revenue
Retail	-36%	-13%
Software & Services	80%	N/M
Operating loss for our Retail segment increased by $15.3 million for the six months ended June 30, 2021 to $28.8 million as compared to $13.5 million for the six months ended June 30, 2020. The increase is primarily attributable to a decrease in merchandise sales generated through our e-commerce platform due to the temporary impact of unique customer buying trends during the COVID-19 pandemic in the six months ended June 30, 2020, as discussed above.
Operating income for our Software & Services segment increased to $3.3 million for the six months ended June 30, 2021 as compared to a $1.2 million operating loss for the six months ended June 30, 2020. The operating loss incurred in the first half of 2020 is entirely attributable to externally-marketed research and development expense as we did not begin earning revenue in this segment until the first quarter of 2021.
Other Income (Expense), Net
	Six Months Ended June 30,
(in thousands)	2021	2020	$ Change	% Change
Other income (expense), net	$1,070	$(4,795)	$5,865	-122.0%
Percentage of net revenue	-1%	5%
Other income (expense), net changed to other income of $1.1 million for the three months ended June 30, 2021 from other expense of $4.8 million for the three months ended June 30, 2020, a total change of $5.9 million. The expense of $4.8 million in the first half of 2020 is primarily attributable to the mark-to-market fair value adjustments of our convertible note derivative. The income of $1.1 million in the first half of 2021 was driven by the fair value adjustments of our outstanding common stock warrants and preferred stock warrants.
Comparison of Years Ended December 31, 2020 and 2019
Net Revenue
	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Net revenue	$187,174	$173,993	$13,181	7.6%
Net revenue for the year ended December 31, 2020 increased by $13.2 million, or 7.6%, to $187.2 million as compared to $174.0 million for the year ended December 31, 2019. This growth was primarily due to a $10.5 million increase in merchandise and related sales revenue generated from our e-commerce platform, including shipping revenue. This increase in sales and shipping revenue during the year ended December 31, 2020 was directly attributable to the increase in demand of our goods and services from our B2C customers as a result of unique customer buying trends during the COVID-19 pandemic, especially during the first and second quarters of 2020. That increase in demand from our B2C customers was partially offset by a decline in demand from our B2B customers, many of whom moved to work-from-home environments during the COVID-19 pandemic. In addition, net revenue was positively impacted year over year due to a $2.0 million reduction in promotional discounts, customer credits, and refund allowances.

For the years ended December 31, 2020 and 2019, all revenue generated was derived from Retail revenue.
Cost of Sales and Gross Profit
	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Cost of sales	$(161,271)	$(164,091)	$2,820	-1.7%
Gross profit	25,903	9,902	16,001	161.6%
Gross margin	13.8%	5.7%
Cost of sales for the year ended December 31, 2020 decreased by $2.8 million, or 1.7%, to $161.3 million as compared to $164.1 million for the year ended December 31, 2019. The decrease in cost of sales is primarily driven by a $3.2 million decrease in product costs and a $1.8 million decrease in shipping and packaging costs related to pricing optimizations and negotiations with vendors, offset by a $2.1 million decrease in vendor discounts and allowances.
Gross profit as a percentage of net revenue (gross margin) for the year ended December 31, 2020 was 13.8% as compared to 5.7% for the year ended December 31, 2019. This favorability in gross margin is due to a year-over-year improvements in the variable cost structure of the business, as discussed in the preceding paragraph.
Advertising Expense
	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Advertising expense	$(4,912)	$(20,703)	$15,791	-76.3%
Percent of net revenue	2.6%	11.9%
Advertising expense for the year ended December 31, 2020 decreased by $15.8 million, or 76.3%, to $4.9 million as compared to $20.7 million for the year ended December 31, 2019. The decrease is primarily attributable to a $15.1 million decrease in advertising media spend intended to drive new and repeat customer engagement. The decreased investment was a result in Company capital constraints, combined with increases in organic new customer traffic, and industry-wide inventory sourcing challenges that impacted our supply chain due to COVID-19.
Selling, General and Administrative Expense
	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Selling, general and administrative expense	$(49,678)	$(54,892)	$5,214	-9.5%
Percent of net revenue	26.5%	31.5%
Selling, general and administrative expense for the year ended December 31, 2020 decreased by $5.2 million, or 9.5%, to $49.7 million as compared to $54.9 million for the year ended December 31, 2019. This decrease was primarily due to a decrease of $3.6 million in salaries and compensation largely driven by a reorganization in the corporate office, as well as temporary reductions in salaries for most corporate staff and executive officers in response to COVID-19 related uncertainty.
Stock-based compensation for the year December 31, 2020 decreased by $0.3 million to $2.0 million as compared to $2.3 million for the year ended December 31, 2019.
Other Income (Expense), Net
	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Other income (expense), net	$(5,750)	$291	$(6,041)	-2073.7%

	Years Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Percent of net revenue	3%	-0.2%
Other income (expense), net for the year ended December 31, 2020 changed by $6.0 million to $5.8 million of expense as compared to $0.3 million of income for the year ended December 31, 2019. This change was primarily attributable to the mark-to-market fair value adjustments of our convertible note derivative as well as fair value adjustments of our outstanding common stock warrants and preferred stock warrants.
Comparison of Years Ended December 31, 2019 and 2018
Net Revenue
	Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Net revenue	$173,993	$140,236	$33,757	24.1%
Net revenue for the year ended December 31, 2019 increased by $33.8 million, or 24.1%, to $174.0 million as compared to $140.2 million for the year ended December 31, 2018. This growth in net revenue was primarily attributable to a $40.4 million increase in merchandise sales generated through our e-commerce platform, offset by a $7.8 million increase in promotional discounts, customer credits, and refund allowances. The increase in merchandising revenue was largely driven by a growth in new customers driven by an increase in advertising expenses.
For the years ended December 31, 2019 and 2018, all revenue generated was derived from Retail revenue.
Cost of Sales
	Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Cost of sales	$(164,091)	$(133,524)	$(30,568)	22.9%
Gross profit	9,902	6,712	$3,190	47.5%
Gross margin	5.7%	4.8%
Cost of sales for the year ended December 31, 2019 increased by $30.6 million, or 22.9%, to $164.1 million as compared to $133.5 million for the year ended December 31, 2018. The increase in cost of sales was primarily due to the result of an increase in cost of goods sold, but was lower on a percentage basis than the growth in net revenue.
Gross profit as a percentage of revenue (gross margin) for the year ended December 31, 2019 was 5.7% as compared to 4.8% for the year ended December 31, 2018. The increase was a result of improved shipping and freight costs as we were able to negotiate more favorable pricing from our vendor partners.

Advertising Expense
	Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Advertising expense	$(20,703)	$(12,218)	$(8,485)	69.4%
Percent of net revenue	11.9%	8.7%
Advertising expense for the year ended December 31, 2019 increased by $8.5 million, or 69.4%, to $20.7 million as compared to $12.2 million for the year ended December 31, 2018. This growth in advertising expense was primarily due to a $8.6 million increase in marketing media spend used to acquire and retain customers.
Selling, General and Administrative Expense
	Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Selling, general and administrative expense	$(54,892)	$(44,724)	$(10,168)	22.7%
Percent of net revenue	31.5%	31.9%
Selling, general and administrative expense for the year ended December 31, 2019 increased by $10.2 million, or 22.7%, to $54.9 million as compared to $44.7 million for the year ended December 31, 2018. This growth in selling, general, and administrative expense was primarily driven by an increase of $6.0 million in salaries and compensation, including our stock-based compensation, directly attributable to our increase in headcount to support the growth of our business. Also contributing to this increase was a $2.8 million increase in internally developed software on products that were subsequently marketed externally.
Stock-based compensation for the year December 31, 2019 increased by $1.0 million to $2.3 million as compared to $1.3 million for the year ended December 31, 2018.
Other Income (Expense), Net
	Years Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Other income (expense), net	$291	$(96)	$387	-403.1%
Percent of net revenue	0.2%	-0.1%
Other income (expense), net for the year ended December 31, 2019 increased by $0.4 million to $0.3 million in income from $0.1 million in expense in the year ended December 31, 2018.
This increase was primarily attributable to the mark-to-market fair value adjustments of our outstanding common stock warrants and preferred stock warrants.
Non-GAAP Financial Measures
We utilize Adjusted EBITDA, a non-GAAP financial measure, to budget, make operating and strategic decisions and evaluate our performance, and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. We calculate Adjusted EBITDA as GAAP net loss adjusted for interest income (expense), taxes, depreciation and amortization, stock-based compensation, one-time costs associated with the Business Combination, gains (losses) attributable to the change in fair value of our warrants and convertible note derivative, and other income (expense) outside of the fair value adjustments.
Adjusted EBITDA is supplemental to our operating performance measures calculated in accordance with GAAP and has important limitations. For example, Adjusted EBITDA excludes the impact of certain costs required to be recorded under GAAP and could differ substantially from similarly titled measures presented by other companies in our industry or companies in other industries. Accordingly, this measure should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.
The following table presents a reconciliation of our Adjusted EBITDA to our GAAP net loss, which is the most directly comparable GAAP measure, for the periods indicated:
	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Net loss	$(24,373)	$(19,466)	$(34,437)	$(65,402)	$(50,326)
Adjusted to exclude the following:
Depreciation and amortization	2,464	2,292	4,786	4,378	4,733
Change in fair value of warrants and
convertible note derivative	(1,369)	4,653	5,320	496	(454)
Interest income (expense)	218	196	443	(188)	638
Other income (expense)	81	(54)	(13)	(599)	(87)
Stock-based compensation	854	1,099	1,956	2,286	1,330
Transaction costs 1	2,911	—	102	12	—
Adjusted EBITDA	$(19,214)	$(11,280)	$(21,843)	$(59,017)	$(44,166)

(1)
Transaction costs represent non-recurring consulting and advisory costs with respect to the Business Combination.

The decrease in Adjusted EBITDA for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 was primarily the result of an increase in net loss due primarily to an increase in advertising expense as described above, partially offset by the change in fair value of our warrants and the transaction costs related to the Business Combination.
The increase in Adjusted EBITDA for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily the result of a decrease in net loss associated with an increase in gross profit combined with declines in advertising expense and selling, general, and administrative expenses as described above. The change in Adjusted EBITDA was also impacted by the fair value adjustment of the convertible note derivative.
The decrease in Adjusted EBITDA for the year ended December 31, 2019 as compared to the year ended December 31, 2020 was primarily the result of an increase in net loss associated with an increase in gross profit, which was more than offset by increases in advertising expenses and selling, general, and administrative expenses as described above. The net loss was partially offset by a decrease in depreciation and amortization expenses and an increase in stock-based compensation costs.
Liquidity and Capital Resources
Overview and Funding Requirements
As an emerging growth enterprise, our strategy has been to fund growth primarily through the investment of capital at the expense of short-term profitability. Prior to the Business Combination, we have been primarily funded by the net proceeds from sales of convertible preferred stock and borrowings under term loans and revolving credit facilities. As of June 30, 2021, we had cash and cash equivalents of $13.2 million and an accumulated deficit which is attributed to the recurring losses that we have incurred since inception as a result of its intended growth strategy.
Despite the substantial amount of capital that we have raised from outside investors and lenders, as of June 30, 2021, we had no additional capital available for borrowing and no firm commitment from current or prospective investors to provide us additional capital to fund operations in the foreseeable future. While management believes the that we will be able to obtain additional capital, no assurance can be provided that such capital will be obtained or on terms that are acceptable to us. These uncertainties raise substantial doubt about our ability to continue as a going concern, which may require us to seek other strategic alternatives such as a further reduction in our current cost structure, or a recapitalization of our balance sheet and related debt and equity if management’s plans to alleviate these uncertainties are not successful. Notwithstanding the foregoing, we believe the cash we expect to receive from the Business Combination and the Private Placements, together with the cash we expect to generate from our future operations, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus. However, we expect to continue to make significant investments in advertising in order to increase our brand awareness and acquire new customers. Following the Business Combination, we may still require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
Debt and Convertible Debt Financing
Term Loan
In May 2018, we amended and extended the loan and security agreement (the “Credit Agreement”), originally dated June 24, 2015 and previously amended in December 2017 and January 2018. The amendment provided us with a letter of credit of $11.0 million and a term loan of $3.5 million, with a maturity date of May 22, 2021. We issued warrants to purchase 12,500 shares of common stock at a price of $3.04 per share in connection with the amendment to the Credit Agreement on May 22, 2018. As of December 31, 2019 and 2018, we had issued $2.7 million and $2.8 million letters of credit, respectively, out of the $11.0 million available.
In March 2020, we finished paying down the $3.5 million term loan by entering into the Sixth Amendment of the Credit Agreement which provided us a term loan in the principal amount of $5.0 million, with a maturity date of June 1, 2020.
In June 2020, we paid down the $5.0 million by entering into the Seventh Amendment of the Credit Agreement. The Seventh Amendment granted us a term loan in the principal amount of $7.5 million with a maturity date of December 22, 2022, of which $5.1 million was immediately drawn. In July 2020, we drew down on the remaining $2.4 million of principal in this most recent amendment, increasing our total borrowings to $7.5 million. The Seventh Amendment also reduced the available letters of credit from $11.0 million to $4.0 million. As of June 30, 2021 and December 31, 2020, we had issued $2.6 million letters of credit, respectively, out of the $4.0 million available.
The Credit Agreement provides the bank a first perfect security interest in all of our assets with a negative pledge on intellectual property. As of December 31, 2020, 2019 and 2018, outstanding amounts drawn on the Credit Agreements accrued interest at a floating per annum rate equal to three and one-quarter of one percentage points (3.25%) above the Prime Rate for 2020 and 2019, respectively, and two percentage points (2.00%) above the Prime Rate for 2018.
The Credit Agreement contains a certain number of affirmative and negative covenants, which, among other things, requires the Company to maintain collateral accounts, a liquidity ratio (calculated as the unrestricted cash plus 60% of the value of net billed accounts receivable divided by the aggregate amount of the obligations of the Credit Agreement) of greater than 1.25 to 1.00 and restricts our ability to pay dividends or make any distributions, incur subsidiary indebtedness, incur liens, sell substantially all of our assets, and consummate fundamental changes. The Credit Agreement also subjects us to certain reporting covenants. We are required to provide monthly financials, inventory transactions report, summary payables and receivables reports and a signed compliance letter. As of June 30, 2021, we were in compliance with all affirmative covenants, negative covenants, and reporting requirements under the Credit Agreement.

Term Loan
On August 4, 2021, we entered into a term loan agreement. The term loan will provide us with $45.0 million at a floating per annum rate of LIBOR plus 8.5%, with a maturity date of August 4, 2025. The agreement provides the lender with a first priority security interest in all of our assets and contains a certain number of financial covenants, which requires us to (i) maintain minimum unrestricted cash balance of $15.0 million, (ii) maintain minimum net Retail revenue based upon agreed upon quarterly targets, and (iii) maintain a Retail gross margin percentage of at least 8%. These net Retail revenue and Retail gross margin targets are tested quarterly on a trailing twelve-month basis. The agreement also includes other affirmative and negative covenants, which, among other things, restricts our ability to pay dividends or make any distributions, incur indebtedness, incur liens, and sell substantially all of our assets. The agreement also subjects us to certain reporting covenants. We are required to provide monthly, quarterly and annual financial statements, operating budget and metrics, and other financial information as requested. Also in connection with the term loan agreement, we issued 126,992 warrants to purchase preferred stock at an exercise price of $7.0871, which will expire on April 4, 2031. These warrants will automatically be deemed to be cashless exercised immediately prior to and contingent upon the consummation of the Business Combination.
On August 4, 2021, we paid down the existing $5.0 million in remaining principal in the Seventh Amendment to the Credit Agreement. In connection with the loan repayment, our letter of credit was modified and the letters of credit will now be segregated in restricted cash accounts. Approximately $2.6 million of letters of credit were issued to us as of June 30, 2021.
Convertible Promissory Notes
On August 24, 2017, we issued a Subordinated Unsecured Convertible Promissory Note (“Note”) to a strategic investor in exchange for $25.0 million. The Note was issued pursuant to a Note Purchase Agreement, which stated that the outstanding principal and any unpaid accrued interest on the Note was convertible into preferred stock if we issued and sold preferred stock to investors with total proceeds in excess of $75.0 million (“the Next Financing”) prior to August 24, 2018.
We raised in excess of $75.0 million of additional funding prior to August 24, 2018. As such, the Note converted to 2,501,736 of Series D-1 preferred stock on August 15, 2018 in accordance with the terms of the Note Purchase Agreement.
On May 15, 2020, May 26, 2020 and May 29, 2020, we issued Subordinated Convertible Promissory Notes (each, a “2020 Note”) in an aggregate principal amount of $8.2 million pursuant to the respective Note Purchase Agreement. The maturity date of the 2020 Notes was the earlier of (a) two (2) years from the 2020 Note issuance; (b) upon acceleration due to an Event of Default; and (c) upon conversion of the 2020 Notes in connection with us raising equity proceeds of $25.0 million or more inclusive of the principal amount of the 2020 Notes. The 2020 Notes accrued .25% simple interest per annum (the short-term AFR fixed on the respective Note issuance date). The 2020 Notes converted into Series E-2 preferred stock as a result of the Series E raised in June 2020.
Convertible Notes
In connection with the Business Combination, Seven Oaks has agreed to issue and sell an aggregate of $87.5 million of principal amount of convertible notes. The convertible notes will mature five years after their initial issuance. The convertible notes will be convertible, at the election of New Boxed, for shares of common stock of New Boxed, cash or a combination of cash and such shares, based on a conversion price of $12.00 per share (subject to customary anti-dilution adjustments) in accordance with the terms thereof. The convertible notes will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually. New Boxed may redeem the convertible notes after the third anniversary of their issuance, subject to a holder’s right to convert prior to the redemption date, if the trading price of the shares of common stock of New Boxed exceeds 130% of the conversion price on at least twenty out of the preceding thirty consecutive trading days ending on, and including, the trading day immediately before New Boxed issues a redemption notice, and (unless New Boxed elects to settle conversions in connection with such redemption in cash) if certain conditions related to the ability of the converting holders to resell the conversion shares without restrictions under the U.S. securities laws are satisfied.

Cash Flows
The following table shows a summary of our cash flows for the periods presented:
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Net cash used in operating activities	$(14,150)	$(7,258)	$(24,096)	$(45,881)	$(43,176)
Net cash used in investing activities	(825)	(1,462)	(1,228)	(3,879)	(4,264)
Net cash provided by (used in) financing activities	(1,827)	40,827	42,478	6,053	81,402
Operating Activities
Cash used in operating activities consisted of net loss adjusted for non-cash items, including depreciation and amortization, stock-based compensation expense, the change in fair value of warrants and embedded derivatives, and other non-cash items, as well as the effect of the changes in operating assets and liabilities.
Net cash used in operating activities was $14.2 million for the six months ended June 30, 2021, primarily consisting of $24.4 million net loss, adjusted for certain non-cash items, which primarily included $2.5 million of depreciation and amortization, $1.3 million in the change in fair value of warrants, and $0.9 million in stock-based compensation, as well as a $8.2 million net increase in operating assets and liabilities. The increase in our net operating assets and liabilities was primarily driven by the change in accrued expense of $1.5 million and change in prepaid and other current assets of $2.0 million, both related to increased expenditures primarily related to the Business Combination as well as ordinary course business operations and the change in accounts payable and other current liabilities of $6.7 million related to our cash conservation efforts. Also contributing to the net increase in operating assets and liabilities is the change in deferred revenue of $1.7 million related to our software licensing agreement. These changes were offset by the other changes to our net operating assets and liabilities of $0.3 million.
Net cash used in operating activities was $7.3 million for the six months ended June 30, 2020, primarily consisting of $19.5 million net loss, adjusted for certain non-cash items, which primarily included $2.3 million of depreciation and amortization, $4.6 million in the change in fair value of warrants and convertible note derivative, and $1.1 million in stock-based compensation, as well as a $3.2 million net increase in operating assets and liabilities. The increase in our net operating assets and liabilities was primarily driven by a net change in accounts payable and other current liabilities of $0.4 million and a change in prepaid and other current assets of $0.7 million, both related to lower spend considering the COVID-19 pandemic, a change in accrued expenses of $1.0 million primarily related to the timing of inventory purchases, and a change in accounts receivable of $1.2 million driven by improvements in our collection from commercial customers.
Net cash used in operating activities was $24.1 million for the year ended December 31, 2020, primarily consisting of $34.4 million net loss, adjusted for certain non-cash items, which primarily included $4.8 million of depreciation and amortization, $5.2 million in the change in fair value of warrants and embedded derivatives, and $2.0 million in stock-based compensation, as well as a $1.9 million net decrease in operating assets and liabilities. The increase in our net operating assets and liabilities was driven by a net change in accounts payable and other current liabilities of $5.0 million related to the timing of payments as well as changes in our prepaid and other current assets of $1.0 million primarily due to lower upfront payments to advertising vendors, as well as other changes to working capital of $1.2 million, partially offset by a change in long-term liabilities of $0.8 million.
Net cash used in operating activities was $45.9 million for the year ended December 31, 2019, primarily consisting of $65.4 million net loss, adjusted for certain non-cash items, which primarily included $4.4 million of depreciation and amortization and $2.3 million in stock-based compensation, as well as a $12.9 million net increase in operating assets and liabilities. The increase in our net operating assets and liabilities was driven by a change in accounts payable and other current liabilities of $11.4 million related to increased expenditures to support general business growth, as well as the timing of payments and a change in prepaid and other current assets of $1.1 million, primarily driven by lower outstanding vendor funds.

Net cash used in operating activities was $43.2 million for the year ended December 31, 2018, primarily consisting of $50.3 million net loss, adjusted for certain non-cash items, which primarily included $0.8 million in the change in fair value of warrants, $4.7 million of depreciation and amortization, and $1.3 million in stock-based compensation, as well as a $1.8 million net increase in operating assets and liabilities. The increase in our net operating assets and liabilities was driven by the change in inventories of $4.1 million to meet the demands of increased sales, change in accrued expenses and accounts payable of $3.1 million driven by timing of vendor invoices, and change in other current liabilities of $3.7 million, driven by timing of payments. This offset by the change in long-term liabilities of $2.9 million resulting from the term loan and the change in deferred revenue of $0.8 million due to increase sales volume from the prior year, and other changes to working capital of $1.2 million.
Investing Activities
For the six months ended June 30, 2021, net cash used in investing activities was $0.8 million, due to the purchase of fixed assets.
For the six months ended June 30, 2020, net cash used in investing activities was $1.5 million, primarily due to the purchase of fixed assets.
For the year ended December 31, 2020, net cash used in investing activities was $1.2 million, primarily due to the purchase of fixed assets.
For the year ended December 31, 2019, net cash used in investing activities was $3.9 million, primarily due to the purchase of fixed assets.
For the year ended December 31, 2018, net cash used in investing activities was $4.3 million, primarily due to the purchase of fixed assets.
Financing Activities
For the six months ended June 30, 2021, net cash used in financing activities was $1.8 million, primarily due to repayments of the term loan of $1.9 million.
For the six months ended June 30, 2020, net cash provided by financing activities was $40.8 million, primarily due to proceeds from the sale of preferred stock of $30.0 million, proceeds from the issuance of convertible notes of $8.2 million, and proceeds from the term loan of $10.1 million, partially offset by repayments of a term loan of $7.5 million.
For the year ended December 31, 2020, net cash provided by financing activities was $42.5 million, primarily due to proceeds from the sale of preferred stock of $30.0 million, proceeds from the convertible note issuance of $8.2 million, and proceeds from the term loan of $12.5 million, partially offset by repayments of the term loan of $7.5 million.
For the year ended December 31, 2019, net cash provided by financing activities was $6.0 million primarily due to proceeds from proceeds from the sale of preferred stock of $10.0 million, partially offset by principal payments on finance lease obligations of $3.0 million and repayments of the term loan of $1.0 million.
For the year ended December 31, 2018, net cash provided by financing activities was $81.4 million primarily due to proceeds from proceeds from the sale of preferred stock of $65.0 million and proceeds from the issuance of convertible notes of $22.0 million, partially offset by principal payments on finance lease obligations of $3.3 million and preferred stock issuance costs of $2.3 million.
Other Commitments
We maintain our principal offices in New York City, New York and maintain fulfillment centers and office space in various locations throughout the United States. Our future minimum rental commitments under non-cancelable leases was $9.9 million as of December 31, 2020.
In June 2021, we entered into a Master Subscription Agreement with Palantir Technologies Inc. (“Palantir”) under which we will pay $20.0 million over five years for access to Palantir’s Foundry platform, of which $15.0 million will be billed and due at the time of consummation of the Business Combination. Should the Business Combination not be consummated, we have the option of terminating the agreement and no further commitments are required.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
New Accounting Pronouncements
See Note 1, Description of Business and Summary of Significant Accounting Policies, to the audited consolidated financial statements of Boxed included in this proxy statement/prospectus for a discussion of new accounting standards.
Application of Critical Accounting Policies
The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates on an ongoing basis and make judgments about the carrying value of assets and liabilities based on a number of factors. These factors include historical experience and assumptions made by management that are believed to be reasonable under the circumstances. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from estimates based on assumptions used in the preparation of our consolidated financial statements. This section summarizes critical accounting policies and the related judgments involved in their application.
The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results include those made in connection with revenue recognition, estimating vendor rebates and customer incentives; estimating the value of inventory; impairment assessments for long-lived assets; and estimating employee equity-based compensation expense. Our significant accounting policies related to these accounts in the preparation of our consolidated financial statements are described below. See Note 1 to our audited consolidated financial statements presented elsewhere in this prospectus for additional information regarding our critical accounting policies.
Revenue Recognition
Software-licensing revenue
In the first quarter of 2021, we entered into an agreement with AEON Integrated Business Services Co., Ltd., a wholly-owned subsidiary of AEON, a related party, to license our e-commerce platform through an software licensing arrangement, in which AEON will take possession of the software for usage of our IP, and host that software in an on-premise, or cloud-based infrastructure environment, at AEON’s election. The objective of the agreement is for us to design, develop and support the e-commerce platform customized for the digital marketplace operations of AEON and AEON affiliates. The services provided include implementation services, license of the e-commerce software platform, training, and maintenance and support. As our software license agreement requires the analysis of multiple performance obligations, through the application of ASC 606, it requires more judgement than our revenue recognition for our sales generated from our e-commerce platform.
We recognize revenue through the application of the following five-step model:
•
Identification of the contract(s) with customers;

•
Identification of the performance obligation(s) in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations(s) in the contract; and

•
Recognition of revenue when or as the performance obligation(s) are satisfied.

In line with the model, we recognize revenue as we satisfy each performance obligation. Specifically, implementation revenue is recognized over time based on percentage of completion; implementation service revenue is recognized at the point in time at the go-live date of the software; training revenue is recognized when the training is delivered to the customer without regard to a detailed evaluation of the point in time criteria due to the short-term nature of the training services (completed within the same quarterly reporting period); and maintenance and support revenue is recognized over time on a straight-line basis over the contract period. For contracts with multiple performance obligations, we allocate the contract price to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices using a cost plus a margin approach.
Merchandise sales
We primarily generate revenue through the sale of third-party and personal brand merchandise on our e-commerce platform. We recognize revenue upon delivery of products to our customers. Deferred revenue consists of amounts received primarily related to unsatisfied performance obligations for shipments in-transit at the end of the period where we are the principal. Deferred sales are included in deferred revenue in the consolidated balance sheets and reverse upon delivery to the customer the following month. We generally determine standalone selling prices using a cost plus a margin approach.
Subscription Sales
We charge a membership fee to customers who sign up for our Boxed Up program on our e-commerce platform. That fee allows customers to earn 2.0% back on every purchase, access to exclusive discounts, and free shipping over a minimum order amount. The duration of the membership is generally 12 months. Because we have the obligation to provide access to its website for the duration of the membership term, we recognize membership fees on a straight-line basis over the life of the membership.
Outbound delivery fees
Outbound delivery fees are included in customer billing and are recorded as revenue as products’ control is transferred to customers upon delivery. Outbound delivery fees are included in net revenue in the consolidated statement of operations.
Marketing fees
We provide a mix of marketing services to merchants, including access to its e-commerce platform where merchants display and sell their products to users. We also provide advertising services to help merchants promote their products within our platform. We recognize revenue when a user’s order is processed, and the related order information has been made available to the merchant. Marketing fees are included in net revenue in the consolidated statement of operations. Amounts collected on behalf of third parties for sales taxes are excluded from net revenues.
Stock-Based Compensation
We measure and record the expense related to stock-based awards based upon the fair value at the date of grant. We estimate the grant date fair value of each common stock option using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions and management’s best estimates. These estimates involve inherent uncertainties and management’s judgement. If factors change and different assumptions are used, our stock-based compensation could be materially different in the future.
These assumptions are estimated as follows:

•
Fair value — Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved.

•
Expected Volatility — We estimate volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

•
Expected Term — Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.

•
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

•
Dividend Yield — We have not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

We periodically determine for financial reporting purposes the estimated fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
We estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. We estimate forfeitures at the time of grant based on historical experience and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
Common Stock Valuations
In the absence of a public trading market, the fair value of our common stock prior to the Business Combination has been determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:
•
relevant precedent transactions involving our capital stock;

•
contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•
the liquidation preferences, rights, preferences, and privileges of our redeemable convertible preferred stock relative to our common stock;

•
our actual operating and financial performance;

•
current business conditions and projections;

•
our stage of development;

•
the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•
any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•
recent secondary stock sales and tender offers;

•
the market performance of comparable publicly-traded companies; and

•
the U.S. and global capital market conditions.

In valuing our common stock at various dates, our board of directors determined the Equity Value of our business using various valuation methods including combinations of income and market approaches with input from management.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. We will no longer be required to use estimates and assumptions in our common stock valuations once we are a publicly traded company.
For valuations after the completion of this transaction, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
JOBS Act Accounting Election
In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Following the Business Combination, New Boxed will be an emerging growth company. Therefore, we have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in:
Interest Rate Risk
We had cash and cash equivalents of approximately $13.2 million and $30.0 million as of June 30, 2021 and December 31, 2020. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. A hypothetical 10% increase in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
We are primarily exposed to changes in interest rates with respect to our cost of borrowing under our existing Term Loan. We monitor our cost of borrowing under our Term Loan, taking into account our funding requirements, and our expectations for short-term rates in the future. A hypothetical 10% change in the interest rate on our Term Loan for all periods presented would not have a material impact on our consolidated financial statements.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

DESCRIPTION OF NEW BOXED SECURITIES
The following summary of the material terms of New Boxed’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. The full text of the warrant agreement relating to the warrants described herein is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter, the Proposed Bylaws and the warrant agreement in their entirety for a complete description of the rights and preferences of New Boxed securities following the Business Combination.
Authorized Capital Stock
The total amount of New Boxed’s authorized capital stock consists of                   shares of New Boxed common stock, par value $0.0001 per share, and                   shares of New Boxed preferred stock, par value $0.0001 per share. New Boxed expects to have approximately                   shares of New Boxed common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.
The following summary describes all material provisions of New Boxed’s capital stock. New Boxed urges you to read the Proposed Charter and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).
New Boxed Common Stock
New Boxed Common Stock
Voting Rights
Holders of New Boxed common stock will be entitled to cast one vote per share of New Boxed common stock on each matter submitted to a vote of stockholders, as provided by the Proposed Charter. The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person, by remote communication or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Charter, and except for the election of directors, which is determined by a plurality vote. Holders of New Boxed common stock will not be entitled to cumulate their votes in the election of directors. In addition, the affirmative vote of holders of 66 2∕3% of the total voting power of all of the then outstanding voting stock will be required to take certain actions, including amending our amended and restated bylaws and amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to the classified board and director liability.
Dividend Rights
Holders of New Boxed common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the New Boxed Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Boxed common stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of New Boxed, each holder of New Boxed common stock will be entitled, pro rata on a per share basis, to all assets of New Boxed of whatever kind available for distribution to the holders of common stock after payment of liabilities, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Boxed then outstanding.
Other Matters
Holders of shares of New Boxed common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Boxed common stock will be validly issued, fully paid and non-assessable. Unless the New Boxed Board determines otherwise, New Boxed will issue all of New Boxed’s capital stock in uncertificated form. Each holder of New Boxed common stock is subject to, and may be adversely affected by, the rights of the holders of any series of New Boxed preferred stock that New Boxed may designate and issue in the future.
New Boxed Preferred Stock
The Proposed Charter provides that the New Boxed Board has the authority to the fullest extent permitted by the DGCL, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, including increasing or decreasing the number of shares of any series, and to fix the voting powers, designations, preferences, qualifications, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, liquidation preferences, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Boxed’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.
The purpose of authorizing the New Boxed Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could delay or discourage a third party from seeking to acquire, a majority of New Boxed outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Boxed common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating or impairing the dividend or liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Boxed common stock.
Exclusive Jurisdiction of Certain Actions
Our Proposed Charter and Proposed Bylaws, which will become effective immediately prior to the completion of the Business Combination, will provide, that: (i) unless New Boxed consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and any appellate court thereof will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action, suit or proceeding brought on behalf of New Boxed, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of New Boxed’s current or former directors, officers, other employees, agents or stockholders to the New Boxed or owed to New Boxed stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against New Boxed or any of its current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or the Proposed Charter, Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action, suit or proceeding asserting a claim related to or involving New Boxed that is governed by the internal affairs doctrine; (ii) unless New Boxed consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of New Boxed capital stock will be deemed to have notice of and to have consented to these provisions; and (iv) failure to enforce clauses (i) through (iii) would cause New Boxed irreparable harm, and New Boxed will be entitled to equitable relief, including injunctive relief and specific performance, to enforce clauses (i) through (iii). Nothing in the Proposed Charter or Proposed Bylaws precludes stockholders that bring suit to enforce any liability or duty under Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
Although the Proposed Charter and Proposed Bylaws will contain the choice of forum provision described above, it is possible that a court could find that these provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such forum selection provisions as written in connection with claims arising under the Securities Act.
Election of Directors and Vacancies
Subject to the rights of the holders of any series of New Boxed preferred stock to elect additional directors under specified circumstances and the terms and conditions of the Business Combination Agreement, the number of directors of the New Boxed Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the New Boxed Board. The New Boxed Board will be divided into three classes, designated Class I, II and III, with Class I consisting of three directors and first up for re-election in 2022, Class II consisting of three directors and first up for re-election in 2023, and Class III consisting of three directors and first up for re-election in 2024. Each class of directors will be elected by the New Boxed stockholders upon the expiration of the applicable class’ three-year term.
Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the New Boxed Board.
Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New Boxed preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the New Boxed Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.
Subject to the rights, if any, of any series of New Boxed preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least a majority of the outstanding voting stock (as defined below) of New Boxed then entitled to vote at an election of directors. In case the New Boxed Board or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors will be empowered to exercise all such powers and do all such acts and things as may be exercised or done by New Boxed, subject, nevertheless, to the provisions of the DGCL, the Proposed Charter and to any Proposed Bylaws adopted and in effect from time to time; provided, however, that no bylaw so adopted will invalidate any prior act of the directors which would have been valid if such bylaw had not been adopted.
Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of New Boxed preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the New Boxed preferred stock.

Quorum
The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Proposed Charter. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law
Certain provisions of the Proposed Charter, Proposed Bylaws, and laws of the State of Delaware, where New Boxed is incorporated, may delay, discourage or make more difficult a takeover attempt that a stockholder might consider in his, her or its best interest. These provisions may also adversely affect prevailing market prices for the New Boxed common stock. New Boxed expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. New Boxed believes that the benefits of increased protection give New Boxed the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Boxed and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms. However, they also give the New Boxed Board the power to discourage mergers that some stockholders may favor.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as the New Boxed common stock (or units or warrants) remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock and certain other issuances specified in the rules of NYSE. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the New Boxed Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Boxed by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New Boxed common stock at prices higher than prevailing market prices.
The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Boxed.
Classified Board of Directors
As indicated above, the Proposed Charter provides that the New Boxed Board will be divided into three classes of directors, with each class of directors being elected by the New Boxed stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Boxed Board.
Special Meetings of Stockholders
The Proposed Charter provides that a special meeting of stockholders may be called by the (a) the chairperson of the New Boxed Board, (b) the New Boxed Board, (c) the Chief Executive Officer of New

Boxed or (d) the President of New Boxed, provided that such special meeting may be postponed, rescheduled or cancelled by the New Boxed Board or other person calling the meeting.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Boxed Board or a committee of the New Boxed Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Boxed with certain information. Generally, to be timely, a stockholder’s notice must be received at New Boxed’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice.
Limitations on Stockholder Action by Written Consent
The Proposed Charter provides that any action required or permitted to be taken by the stockholders of New Boxed must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.
Amendment of the Proposed Charter and Proposed Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
he Proposed Charter provides that it may be amended by New Boxed in the manners provided therein or prescribed by statute. The Proposed Charter provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in voting power of all the then outstanding shares of New Boxed’s stock entitled to vote thereon, voting together as a single class:
•
the provisions regarding New Boxed preferred stock;

•
the provisions regarding the size, classification, appointment, removal and authority of the New Boxed Board;

•
the provisions prohibiting stockholder actions without a meeting;

•
the provisions regarding calling special meetings of stockholders;

•
the provisions eliminating the personal liability of any director to New Boxed or New Boxed stockholders for any breach of fiduciary duty;

•
the provisions whereby New Boxed expressly elects not to be governed by DGCL Section 203;

•
the provisions regarding the indemnification of New Boxed directors and officers;

•
the provisions regarding the selection of certain forums for certain specified legal proceedings between New Boxed and its stockholders; and

•
the provisions regarding the amendment of the Proposed Charter.

The Proposed Bylaws may be amended or repealed (A) by the New Boxed Board then in office or (B) without the approval of the New Boxed Board, by the affirmative vote of the holders of 66 and 2/3% of the outstanding voting stock of New Boxed entitled to vote generally in an election of directors, voting together as a single class.

Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)   prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)   at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Boxed’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since New Boxed has opted out of Section 203 of the DGCL, it will not apply to New Boxed, and instead the Proposed Charter will be governed by the Proposed Charter as summarized below:
•
New Boxed shall not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)
prior to such time, the New Boxed Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of New Boxed outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)
at or subsequent to such time, the business combination is approved by the New Boxed Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of New Boxed which is not owned by the interested stockholder.

•
These restrictions shall not apply if:

(1)
a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between New Boxed and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described below, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the New Boxed Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of New Boxed (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of New Boxed is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of New Boxed or of any direct or indirect majority-owned subsidiary of New Boxed (other than to any direct or indirect wholly owned subsidiary or to New Boxed) having an aggregate market value equal to fifty percent or more of either that aggregate value of all the assets of New Boxed determined on a consolidated basis or the aggregate market value of all the outstanding stock of New Boxed or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of New Boxed. New Boxed shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described above.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter provides that New Boxed will indemnify New Boxed officers and directors to the fullest extent authorized or permitted by applicable law. New Boxed expects to enter into agreements to indemnify New Boxed’s directors, executive officers and other employees as determined by the New Boxed Board. Under the Proposed Bylaws, New Boxed is required to indemnify each of New Boxed’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New Boxed or was serving at New Boxed’s request as a director, officer, employee or agent for another entity. New Boxed must indemnify New Boxed’s officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of New Boxed, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require New Boxed to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person undertakes to repay any such advance if it is ultimately determined that such person is not entitled to indemnification by New Boxed. Any claims for indemnification by New Boxed’s directors and officers may reduce New Boxed’s available funds to satisfy successful third-party claims against New Boxed and may reduce the amount of money available to New Boxed.
There is currently no pending material litigation or proceeding involving any of New Boxed’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Proposed Charter does not expressly renounce the doctrine of corporate opportunity.
Stockholders’ Derivative Actions
Under the DGCL, any of New Boxed’s stockholders may bring an action in New Boxed’s name to procure a judgment in New Boxed’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Boxed stock at the time of the transaction to which the action relates.

Redeemable Warrants
Public Warrants
There are currently outstanding an aggregate of 18,525,000 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Boxed common stock. Upon the Closing, each whole warrant will entitle the registered holder to purchase the number of shares of New Boxed common stock stated in the warrant at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of Seven Oaks’ Initial Public Offering and 30 days after the completion of the Business Combination, provided in each case that New Boxed has an effective registration statement under the Securities Act covering the shares of New Boxed common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or holders exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares have been registered, qualified or deemed to be exempt from registration under the securities laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Boxed common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless a holder has at least two units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New Boxed will not be obligated to deliver any New Boxed common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to New Boxed common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Boxed satisfying its obligations described below with respect to registration. No warrant will be exercisable and New Boxed will not be obligated to issue shares of New Boxed common stock upon exercise of a warrant unless the shares of New Boxed common stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New Boxed common stock underlying such unit.
New Boxed has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the Business Combination, New Boxed will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of New Boxed common stock issuable upon exercise of the warrants. New Boxed will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of New Boxed common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when New Boxed has failed to maintain an effective registration statement covering the shares of New Boxed common stock issuable upon exercise of the warrants, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if New Boxed’s shares of common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Boxed may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Boxed so elects, New Boxed will not be required to file or maintain in effect a registration statement, and in the event New Boxed so elects, New Boxed will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by exchanging the warrants for that number of shares of New Boxed common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New Boxed common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the warrant price by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of New Boxed common stock for the ten trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of warrants when the price per share of New Boxed common stock equals or exceeds $18.00
Once the warrants become exercisable, New Boxed may call the warrants for redemption for cash (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•
if, and only if, the closing price of the New Boxed common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Boxed sends the notice of redemption to the warrantholders.

New Boxed will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Boxed common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Boxed common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by New Boxed, New Boxed may exercise its redemption right even if New Boxed is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The last of the redemption criterion discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Boxed issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Boxed common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption of warrants when the price per share of New Boxed common stock equals or exceeds $10.00
Once the warrants become exercisable, New Boxed may call the warrants for redemption:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of New Boxed common stock except as otherwise described below;

•
if, and only if, the closing price of New Boxed common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which New Boxed sends the notice of redemption to the warrant holders; and

•
if the closing price of the New Boxed common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Boxed sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

If New Boxed calls the warrants for redemption as described above, any holder that wishes to exercise his, her or its warrant prior to the redemption date will be able to do so on a “cashless basis.” During the 30-day redemption period, holders who elect to exercise their warrants on a “cashless basis” will receive a number of shares of New Boxed common stock determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the number of months by which the redemption date precedes the expiration of the warrants) and the “Redemption Fair Market Value,” which shall mean the volume weighted average price of the shares of New Boxed common stock for the ten (10) trading days immediately following the date on which notice of redemption is sent to the registered holders (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant). In connection with any such redemption as described in this subsection, New Boxed shall provide the registered holders of the warrants with the Redemption Fair Market Value no later than one (1) business day after the ten (10) trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth below in the first three paragraphs discussing anti-dilution adjustments. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.
	Redemption Fair Market Value of Class A Common Stock
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.280	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of shares of New Boxed common stock to be issued for each warrant exercised in a make-whole exercise will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New Boxed pursuant to this redemption feature, since they will not be exercisable for any shares of New Boxed common stock.
The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the warrant price is adjusted pursuant to the Warrant Agreement. If the number of shares issuable upon exercise of a warrant is adjusted pursuant to the Warrant Agreement, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the Warrant Price is adjusted, (a) in the case of an adjustment pursuant to the Warrant Agreement, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the Warrant Agreement, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the Warrant Price pursuant to such Warrant Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.361 shares of New Boxed common stock per Warrant (subject to adjustment).
This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the Private Placement Warrants) when the trading price for New Boxed common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when New Boxed common stock is trading at or above $10.00 per share, which may be at a time when the trading price of New Boxed common stock is below the exercise price of the warrants. This redemption feature has been established to provide New Boxed with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides New Boxed with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to New Boxed’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. New Boxed will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right, which would allow New Boxed to quickly proceed with a redemption of the warrants if New Boxed determines it is in its best interest to do so. As such, New Boxed would redeem the warrants in this manner when New Boxed believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, New Boxed can redeem the warrants when New Boxed common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because redemption would provide certainty with respect to New Boxed’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Boxed chooses to redeem the warrants when New Boxed common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer New Boxed common stock than they would have received if they had chosen to wait to exercise their warrants for New Boxed common stock if and when such New Boxed common stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of New Boxed common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Boxed will round down to the nearest whole number of the number of shares of New Boxed common stock to be issued to the holder.

TA holder of a warrant may notify New Boxed in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of New Boxed common stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of New Boxed common stock is increased by a stock dividend payable in New Boxed common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization or share dividend, split-up or similar event, the number of shares of New Boxed common stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding shares of common stock. A rights offering made to holders of the shares of common stock entitling holders to purchase New Boxed common stock at a price less than the historical fair market value (as defined below) will be deemed a stock dividend of a number of shares of New Boxed common stock equal to the product of (i) the number of shares of New Boxed common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Boxed common stock) multiplied by (ii) one minus the quotient of (x) the price per share of New Boxed common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of New Boxed common stock, in determining the price payable for New Boxed common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of New Boxed common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which New Boxed common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New Boxed, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Boxed common stock on account of such New Boxed common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on New Boxed common stock during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50, or (c) to satisfy the redemption rights of the holders of common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value (as determined by the New Boxed Board in good faith) of any securities or other assets paid on each share of New Boxed common stock in respect of such event.
If the number of issued and outstanding shares of New Boxed common stock is decreased by a consolidation, combination, reverse share split or reclassification of New Boxed common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Boxed common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of New Boxed common stock.
Whenever the number of shares of New Boxed common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Boxed common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Boxed common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding shares of New Boxed common stock (other than those described above or that solely affects the par value of such New Boxed common stock), or in the case of any merger or consolidation of New Boxed with or into another corporation (other than a consolidation or merger in which New Boxed is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of New Boxed common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Boxed as an entirety or substantially as an entirety in connection with which New Boxed is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Boxed common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Boxed common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Boxed common stock in such a transaction is payable in the form of New Boxed common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction pursuant to a Current Report on Form 8-K filed with the SEC, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Boxed. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the definitive warrant certificate on or prior to the expiration date at the corporate trust department of the warrant agent, with the exercise form on the reverse side of the definitive warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or good bank draft payable to New Boxed, for each share of New Boxed common stock as to which the warrant is being exercised (including any and all applicable taxes due in connection with the exercise of the warrant). The warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive New Boxed common stock. After the issuance of New Boxed common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Boxed will, upon exercise, round down to the nearest whole number the number of shares of New Boxed common stock to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including New Boxed common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by New Boxed (except as described above when the price per share of New Boxed common stock equals or exceeds $10.00) so long as they are held by the Sponsor or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to those of the public warrants. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by New Boxed in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.
Except as described above regarding redemption procedures and cashless exercise in respect of the warrants, if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Boxed common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Boxed common stock underlying the warrants, multiplied by the excess of the “sponsor fair market value” (as defined below) over the exercise price of the warrants by (y) the fair market value. The “sponsor fair market value” will mean the average last reported sales price of New Boxed common stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Transfer Agent and Registrar
The transfer agent for New Boxed capital stock and warrant agent for New Boxed public warrants and Private Placement Warrants will be Continental Stock Transfer & Trust Company.
Listing of Common Stock and Warrants
Application will be made for the shares of New Boxed common stock and public warrants to be approved for listing on NYSE under the symbols “BOXD” and “BOXD WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of New Boxed for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Boxed at the time of, or at any time during the three months preceding, a sale and (ii) New Boxed is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Class A common stock or warrants of New Boxed for at least six months but who are affiliates of New Boxed at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of New Boxed common stock then outstanding; or

•
the average weekly reported trading volume of New Boxed’s Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Boxed under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Boxed.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Seven Oaks’ Initial Stockholders will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after Seven Oaks has completed its initial business combination. Following such time that such shares and warrants are registered with the SEC, Seven Oaks’ Initial Stockholders will be able to sell such shares and warrants upon the earlier of (i) one year after the Business Combination and (ii) the date that the closing price of New Boxed common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.
Following the Closing, New Boxed will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of Seven Oaks common stock as of August 23, 2021 and (ii) the expected beneficial ownership of shares of New Boxed common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below) by:
•
each person known by Seven Oaks to be the beneficial owner of more than 5% of each class of Seven Oaks common stock;

•
each person who is expected to be the beneficial owner of more than 5% of shares of New Boxed common stock immediately following the Business Combination;

•
each of Seven Oaks’ current executive officers and directors;

•
each person who will become an executive officer or a director of New Boxed upon consummation of the Business Combination;

•
all of Seven Oaks’ current executive officers and directors as a group; and

•
all of New Boxed’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days and the convertible notes under the Convertible Note Subscription Agreements that are convertible within 60 days.
The beneficial ownership of Seven Oaks common stock pre-Business Combination is based on 32,343,750 shares of Seven Oaks common stock issued and outstanding as of August 23, 2021, which includes an aggregate of 6,468,750 shares of Seven Oaks Class B common stock outstanding as of such date.
The expected beneficial ownership of shares of New Boxed common stock immediately following the consummation of the Business Combination assumes two scenarios:
•
a “no redemption” scenario where no shares of Seven Oaks Class A common stock are redeemed in connection with the Business Combination; and

•
a “maximum redemption” scenario where 19,875,000 shares of Seven Oaks Class A common stock are redeemed in connection with the Business Combination.

Based on the foregoing assumptions, and including the 3,250,000 shares of Seven Oaks common stock to be issued in connection with the PIPE Subscription Agreements, we estimate that there would be 90,593,750 shares of New Boxed common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 70,718,750 shares of New Boxed common stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.
The following table does not reflect beneficial ownership of any shares of New Boxed common stock issuable upon exercise of public warrants, Private Placement Warrants or working capital warrants, if any, as such securities are not exercisable or convertible within 60 days of August 23, 2021.
Unless otherwise indicated, Seven Oaks believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination and PIPE Investment(2)					Post-Business Combination and PIPE Investment
	Class A Common Stock		Class B Common Stock		% of Common Stock	Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner(1)	Number of Shares	%	Number of Shares	%		Number of Shares of New Boxed Common Stock	% of New Boxed Common Stock	Number of Shares of New Boxed Common Stock	% of New Boxed Common Stock
5% Holders
Seven Oaks Sponsor LLC(3)	—	—	5,304,375	82.0%	16.4%	5,202,300	5.7%	5,202,300	7.4%
JTCM Ventures(4)	—	—	1,164,375	18.0%	3.6%	1,141,450	1.3%	1,141,450	1.6%
Entities affiliated with Castle Creek Arbitrage, LLC(5)	1,820,000	7.0%	—	—	5.6%	1,820,000	2.0%	1,820,000	2.6%
Aristeia Capital, L.L.C.(6)	1,500,000	5.8%	—	—	4.6%	1,500,000	1.7%	1,500,000	2.1%
Park West Asset Management(7)	1,600,000	6.2%	—	—	4.9%	1,600,000	1.8%	1,600,000	2.3%
PepsiCo, Inc.(8)	—	—	—	—	—	4,613,396	5.1%	4,613,396	6.5%
AEON Co., Ltd.(9)						3,651,206	4.0%	3,651,206	5.2%
Directors and Executive Officers Pre-Business Combination
Gary S. Matthews(10)	—	—	5,304,375	82.0%	16.4%	5,222,300	5.8%	5,222,300	7.4%
Mark Hauser(10)	—	—	5,304,375	82.0%	16.4%	5,222,300	5.8%	5,222,300	7.4%
Andrew C. Pearson(10)	—	—	—	—	—	20,000	*	20,000	*
David S. Harris(10)	—	—	—	—	—	20,000	*	20,000	*
Randolph K. Tucker	—	—	—	—	—	—	—	—	—
Eileen Serra	—	—	—	—	—	—	—	—	—
Regynald Washington	—	—	—	—	—	—	—	—	—
Heidi Manna	—	—	—	—	—	—	—	—	—
All Seven Oaks directors and executive officers as a group (eight individuals)	—	—	5,304,375	82.0%	16.4%	5,262,300	5.8%	5,262,300	7.4%
Directors and Executive Officers Post-Business Combination
Chieh Huang(11)	—	—	—	—	—	2,441,561	2.7%	2,441,561	3.4%
Alison Weick(12)	—	—	—	—	—	80,417	*	80,417	*
DJ Williams(13)	—	—	—	—	—	365,463	*	365,463	*
Jared Yaman(14)	—	—	—	—	—	1,759,256	1.9%	1,759,256	2.5%
Mark Zimowski(15)	—	—	—	—	—	49,265	*	49,265	*
Yuki Habu	—	—	—	—	—	—	—	—	—
Gary S. Matthews(3)	—	—	5,304,375	82.0%	16.4%	5,222,300	5.8%	5,222,300	7.4%
Andrew C. Pearson	—	—	—	—	—	20,000	*	20,000	*
All New Boxed directors and executive officers as a group (individuals)			5,304,375	82.0%	16.4%	9,938,262	10.9%	9,938,262	13.9%

*
Less than 1%.

(1)
Unless otherwise noted, the business address of each of those listed in the table above prior to the Business Combination is c/o Seven Oaks Acquisition Corp. 445 Park Avenue, 17th Floor, New York, NY 10022 and after the Business Combination is Boxed, Inc., 451 Broadway, New York, NY 10013.

(2)
Prior to the Closing, holders of record of shares of Seven Oaks Class A common stock and Seven Oaks Class B common stock are entitled to one vote for each share held on all matters to be voted on by Seven Oaks stockholders and vote together as a single class, except as required by law; provided, that holders of Seven Oaks Class B common stock have the right to elect all of Seven Oaks’ directors prior to the Closing, and holders of Seven Oaks’ Class A common stock are not entitled to vote on the election of directors during such time.

(3)
Seven Oaks Sponsor LLC is the record holder of such shares. Each of Mr. Matthews and Mr. Hauser is a member and the manager of Seven Oaks Sponsor LLC and has voting and investment discretion with respect to the common stock held of record by Seven Oaks Sponsor LLC. Of the shares to be held by the Sponsor immediately following the Closing, 1,591,313 shares of New Boxed common stock will be outstanding following the Closing but will remain subject to performance vesting terms. Pursuant to the Convertible Note Subscription Agreements, Seven Oaks Sponsor LLC will transfer 102,075 shares of Seven Oaks Class B common stock to XYQ US, LLC at Closing, which will automatically convert into 102,075 shares of New Boxed common stock. After the consummation of the Business Combination, the Sponsor and its affiliates are also expected to own warrants to purchase an additional 5,587,500 shares of New Boxed common stock. These Private Placement Warrants will not be exercisable until 30 days following the consummation of the Business Combination. Assuming the exercise of all of the Sponsor’s Private Placement Warrants (and none of the public warrants), the Sponsor and its affiliates would be deemed to own 10,789,800 shares of New Boxed common stock, which constitutes 11.9% of the shares of New Boxed common stock outstanding assuming no redemptions, or 15.2% of the shares of New Boxed common stock outstanding assuming maximum redemptions, in each case on a fully diluted basis. The address for Seven Oaks Sponsor LLC and each of the individuals listed above is 445 Park Avenue, 17th Floor, New York, NY 10022.

(4)
Of the shares to be held by JTCM Ventures immediately following the Closing, 349,312 shares of New Boxed common stock will be outstanding following the Closing but will remain subject to performance vesting terms. Pursuant to the Convertible Note Subscription Agreements, JTCM Ventures will transfer 22,925 shares of Seven Oaks Class B common stock to XYQ US, LLC at Closing, which will automatically convert into 22,925 shares of New Boxed common stock. The address for JTCM Ventures is 555 St. Charles Drive, Suite 200, Thousand Oaks, CA 91360.

(5)
Based on a Schedule 13G filed with the SEC on February 16, 2021 filed by Castle Creek Arbitrage, LLC, Allan Weine, CC ARB West, LLC and CC Arbitrage, Ltd. The address for the foregoing entities is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603.

(6)
Based on a Schedule 13G filed with the SEC on February 16, 2021 filed by Aristeia Capital, L.L.C. The address for the foregoing entity is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(7)
Based on a Schedule 13G filed with the SEC on January 19, 2021 filed by Park West Asset Management LLC and Park West Investors Master Fund, Limited. The address for the foregoing entities is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

(8)
Consists of 4,613,396 shares of New Boxed common stock that will be held of record by PepsiCo, Inc. following the Business Combination. The address of the entity listed above is 700 Anderson Hill Road, Purchase, New York 10577.

(9)
Consists of 3,651,206 shares of New Boxed common stock that will be held of record by Aeon Co., Ltd. following the Business Combination. The address of the entity listed above is 5-1, 1-Chome, Nakase, Mihama-ku, Chiba-shi, Chiba, 261-8515.

(10)
Upon the Closing, such persons will be issued shares of Seven Oaks Class A common stock pursuant to certain PIPE Subscription Agreements, which will automatically convert into shares of New Boxed common stock. The address for each of the individuals listed above is 445 Park Avenue, 17th Floor, New York, NY 10022.

(11)
Consists of 2,316,157 shares of New Boxed common stock that will be held following the Business Combination and 125,404 shares of New Boxed common stock that would be issuable upon exercise of options exercisable as of or within 60 days of August 23, 2021.

(12)
Consists of 80,417 shares of New Boxed common stock that would be issuable upon exercise of options exercisable as of or within 60 days of August 23, 2021.

(13)
Consists of 365,463 shares of New Boxed common stock that would be issuable upon exercise of options exercisable as of or within 60 days of August 23, 2021.

(14)
Consists of 1,624,895 shares of New Boxed common stock that will be held following the Business Combination and 134,361 shares of New Boxed common stock that would be issuable upon exercise of options exercisable as of or within 60 days of August 23, 2021.

(15)
Consists of 49,265 shares of New Boxed common stock that would be issuable upon exercise of options exercisable as of or within 60 days of August 23, 2021.

NEW BOXED MANAGEMENT AFTER THE BUSINESS
COMBINATION
In this section, “we”, “our”, the “Company” or “New Boxed” generally refers to New Boxed from and after the Business Combination.
Board of Directors and Management
The following is a list of the persons who are anticipated to be New Boxed’s directors and executive officers following the Business Combination and their ages as of June 30, 2021 and anticipated positions following the Business Combination.
Name	Age	Position
Executive Officers:
Chieh Huang	39	Chief Executive Officer and Director
Mark Zimowski	31	Chief Financial Officer
Jared Yaman	40	Chief Operating Officer
Darrell (DJ) Williams	41	Chief Business Development Officer
Alison Weick	46	GM, Retail & Chief Marketing Officer
Non-Employee Directors:
Gary Matthews	63	Chairman of the Board
Andrew Pearson	49	Director
Yuki Habu	53	Director
Executive Officers
Chieh Huang will serve as Chief Executive Officer of New Boxed following the closing of the Business Combination. Mr. Huang co-founded and has served as the Chief Executive Officer of Boxed since 2013. During his tenure as Chief Executive Officer of Boxed, Mr. Huang led the company’s growth from its inception and was instrumental in overseeing the expansion of Boxed’s delivery capabilities to the entire continental United States. Mr. Huang also managed Boxed’s investments in technology, allowing Boxed to run its own fulfillment centers and develop its proprietary automation robotics in-house. Prior to founding Boxed, Mr. Huang was the Chief Executive Officer of Astro Ape Studios (“Astro Ape”), one of the first mobile social-gaming studios. In 2011, Astro Ape was acquired by social gaming pioneer Zynga, and Mr. Huang later became the Director of Zynga Mobile NY. Mr. Huang serves as a board member of the Museum of Chinese in America and New York Cares, and serves as an advisory board member of McLaren Racing. Mr. Huang received his B.A. in economics at The Johns Hopkins University and holds a J.D. from Fordham University. We believe Mr. Huang is qualified to serve as a member of our board of directors because of his proven success building and overseeing Boxed’s growth and development.
Mark Zimowski will serve as Chief Financial Officer of New Boxed following the closing of the Business Combination. Mr. Zimowski joined Boxed in October 2016 as one of its initial finance hires. He has served as Boxed’s Chief Financial Officer since April 2021. Since joining the team, Mr. Zimowski has worked in a number of positions with Boxed’s Finance & Strategy team, including as Senior Analyst, Senior Manager, Senior Director and Vice President. He established the company’s financial planning and analysis function, helping to centralize its reporting and construct its performance management framework. In addition, he helped lead the development of its paid loyalty program, Boxed Up, and its Software & Services business, and played a pivotal role in the raise of more than $200.0 million across more than five rounds of equity and debt capital. Prior to joining Boxed, Mr. Zimowski worked at Court Square Capital Partners, where he focused on majority investments and portfolio management across software and tech-enabled services companies. He began his career within the Technology, Media, and Telecom team at UBS Investment Bank, advising technology, media and telecommunications clients across a wide range of mergers and acquisitions and capital markets transactions. Mr. Zimowski graduated Cum Laude from Boston College, receiving a B.S. in Finance & Economics with Honors from the Carroll School of Management.

Jared Yaman will serve as Chief Operating Officer of New Boxed following the closing of the Business Combination. Mr. Yaman co-founded and has served as the Chief Operating Officer of Boxed and a member of its board of directors since 2013. During his tenure as Chief Operating Officer of Boxed, Mr. Yaman helped lead the company’s expansion to the entire continental United States and helped coordinate its investment in technology. Mr. Yaman received his B.S. in economics at the University of Michigan and holds a J.D. from the University of Michigan Law School.
Darrell (DJ) Williams will serve as Chief Business Development Officer of New Boxed following the closing of the Business Combination. Mr. Williams joined Boxed in October 2014 as one of its initial hires. He has served as Boxed’s Chief Business Development Officer since May 2021. Prior to becoming the Chief Business Development Officer, Mr. Williams was Executive Vice President of Software & Services and the Company’s B2B customer base, Executive Vice President of Strategic Partnerships and Customer Service, and Vice President of Strategic Partnerships and Marketing. Since joining the team, Mr. Williams has worked across a range of strategy and business operations functions including strategic partnerships, B2B, Customer Service, Marketing and Software & Services. Before Boxed, Mr. Williams worked at American Express managing the global Costco relationship. Mr. Williams graduated from Brown University, receiving a B.S. in Political Science with a focus on Economics.
Alison Weick will serve as GM, Retail & Chief Marketing Officer of New Boxed following the closing of the Business Combination. Ms. Weick joined Boxed in January 2020 to run the marketing team. Under her leadership, the team successfully grew the paid loyalty program, improved customer acquisition and retention efforts, and spearheaded customer segmentation analysis. In December of 2020, she took on the additional role of managing the Retail businesses. In this role, she is focused on driving sales and profitability, and improving the overall customer experience. Prior to joining Boxed, Ms. Weick had a 20+ year career as a general manager and marketing executive at both public companies and start-ups. From July 2017 until December 2019, Ms. Weick was a marketing consultant to early stage start-ups. Before then, Ms. Weick was the VP, Marketing at WayBetter, a Series A funded health and wellness start-up, where she served from September 2011 until June 2017. Ms. Weick has also held previous leadership roles at Barnes & Noble, Weight Watchers, and Omnicom Group. Ms. Weick received her B.S. in Applied Economics from Cornell University and holds an MBA from Harvard Business School.
Non-Employee Directors
Gary S. Matthews is the Chief Executive Officer and Chairman of the board of directors of Seven Oaks and will serve as the Chairman of the board of directors of New Boxed following the closing of the Business Combination. Mr. Matthews has over 30 years of experience as both an institutional investor and a senior executive of multiple businesses across a broad range of industries. From March 2019 to August 2020 Mr. Matthews served as Chief Executive Officer and a Director of IES Holdings (NASDAQ: IESC), over which time both EBITDA and the company’s stock price increased significantly. Prior to joining IES, Mr. Matthews served as Managing Director of Morgan Stanley Capital Partners from 2007 to 2019 where he co-led direct investments and helped to oversee the management and strategies for those businesses. Prior to joining Morgan Stanley, he led several private equity-backed manufacturing companies in senior management positions. From 2006 to 2007, he served as President of Simmons Bedding Company overseeing operations in the US and Canada. Mr. Matthews also previously served as Chief Executive Officer of sponsor-owned Sleep Innovations, Inc. and of Derby Cycle Corporation. Previously, Mr. Matthews served as President of Worldwide Consumer Medicines and Specialty Pharmaceuticals at Bristol-Myers Squibb. He also served as President of the Guinness Import Company and Managing Director of Guinness in Great Britain. Prior to joining Guinness, Mr. Matthews served as a Director at PepsiCo and as a Senior Engagement Manager at McKinsey & Company. He has previously served as Chairman of the board of directors of Pathway Partners Veterinary Holding LLC, Hojeij Branded Foods, Creative Circle, LLC and Tops Markets, LLC, and as a member of the board of directors of Manna Pro Products, LLC, Molson Coors Brewing Company (NYSE: TAP), Lenox Group Inc. (previously Department 56, NYSE: DFS), Learning Care Group, Inc., Van Wagner, Inc., Lagunitas Brewing Company, and Canyon Ranch. Mr. Matthews received a B.A., Cum Laude, from Princeton University and a Masters in Business Administration with distinction from Harvard Business School.
Mr. Matthews has been involved in several philanthropic social organizations. He is on the Board of Let’s Get Ready and served as its Chairman for four years. Let’s Get Ready works with underprivileged high school seniors to tutor them for the SATs, provides college application assistance, and mentors at the college level to encourage these students to stay in and graduate college. Previously, Mr. Matthews served for 10 years on the Board of the Greenwich Library and was on the Board and served as Board Chair for Junior Achievement of SW Connecticut.
Yuki Habu will serve as a director of New Boxed following the closing of the Business Combination. Ms. Habu is currently the Executive Officer of Digital Business of the Company at AEON Co., Ltd. (“AEON”). Ms. Habu was the Chief Executive Officer of AEON CHINA Co., Ltd. (“AEON China”), AEON’s China business until May 2021, where she supervised GMS Operation and Digitalization, corporate governance and risk management since 2015. She has also led AEON China’s risk management committee, handling the decision-making process regarding responses to emergencies such as natural disasters and social risks. Ms. Habu currently serves as a member of the board of AEON Stores (Hong Kong) Co., Ltd., where she served on the remuneration committee, audit committee and nomination committee from April 2015 until May 2021. She also currently serves as the Executive Vice President and Executive Officer of AEON and has held and currently holds positions on the board of various other private entities affiliated with AEON. In 2018, Ms. Habu received the Golden Peony Award by the China Chain Store & Franchise Association, recognizing her as an outstanding woman in the Chinese chain store industry. Ms. Habu also participated in the planning of the “China-Japan Great Wall Afforestation Project” led by the AEON Environmental Foundation and the Beijing Municipal Government for more than ten years that planted more than one million trees from 2006 to 2013. Ms. Habu received her bachelor’s degree from Keio University. We believe Ms. Habu is qualified to serve as a member of our board of directors because of her extensive experience leading AEON China and overseeing various public and private AEON-affiliated entities, as well as her commitment to ESG principles.
Andrew C. Pearson is the Chief Financial Officer of Seven Oaks and will serve as a Director of New Boxed following the Business Combination. Mr. Pearson has 25 years’ experience in global private equity. In 2019, Mr. Pearson formed Soundview Advisors, where he consults with leading private equity firms in the areas of portfolio management, organizational design and LP management. Previously, Mr. Pearson served as Managing Director, Chairman of the Portfolio Committee and Global Head of Portfolio Management with General Atlantic, one of the world’s largest global growth equity firms with over $40.0 billion under management and 14 offices on four continents. His responsibilities at General Atlantic increased over a 22-year career which began as an Associate in 1996 before becoming a Managing Director in 2007 and Chairman of the Portfolio Committee in 2012. Mr. Pearson’s deal experience covered investments in the software and technology-enabled services markets. As Chairman of the Portfolio Committee, Mr. Pearson was charged with establishing and executing the firm’s global liquidity and value-creation targets as well as developing risk management parameters. Prior to joining General Atlantic, Mr. Pearson was a Business Analyst at McKinsey & Company, Inc. Mr. Pearson serves as Treasurer and Board Member of the Blossom Hill Foundation, a non-profit which provides fellowships to social entrepreneurs who develop ideas to help children affected by conflict. He received an M.A. and B.A. in Regional Science from The School of Arts and Sciences at the University of Pennsylvania and a B.S. in Finance, Magna Cum Laude, from The Wharton School at the University of Pennsylvania.
There are no family relationships between or among any of New Boxed’s directors or executive officers.
Corporate Governance
Composition of the Board of Directors
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Boxed Board to satisfy its oversight responsibilities effectively in light of its business and structure, the New Boxed Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Director Independence
As a result of New Boxed common stock being listed on the NYSE following consummation of the Business Combination, New Boxed will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of and qualifies as “independent” as defined under the applicable the NYSE rules.
Committees of the New Boxed Board
The New Boxed Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. The New Boxed Board will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.
In addition, from time to time, special committees may be established under the direction of the New Boxed Board when the New Boxed Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of the New Boxed Board’s committee charters will be posted on its website, investors.boxed.com, as required by applicable SEC and the NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.
Audit Committee
Upon the Closing, the New Boxed audit committee will consist of          ,         and          , with serving as the chair of the committee. The New Boxed Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of the New Boxed audit committee meets the requirements for financial literacy under the applicable the NYSE rules. In arriving at this determination, the New Boxed Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
The New Boxed Board has determined that          qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, the New Boxed Board has considered           formal education and previous and current experience in financial and accounting roles. Both New Boxed’s independent registered public accounting firm and management periodically will meet privately with the New Boxed audit committee.
The audit committee’s responsibilities will include, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing New Boxed’s independent registered public accounting firm;

•
discussing with New Boxed’s independent registered public accounting firm their independence from management;

•
reviewing with New Boxed’s independent registered public accounting firm the scope and results of their audit;

•
pre-approving all audit and permissible non-audit services to be performed by New Boxed’s independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and New Boxed’s independent registered public accounting firm the interim and annual financial statements that New Boxed files with the SEC;

•
reviewing and monitoring New Boxed’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee
Upon the Closing, New Boxed’s compensation committee will consist of      and       , with       serving as the chair of the committee.         and        are non-employee directors, as defined in

Rule 16b-3 promulgated under the Exchange Act. The New Boxed Board has determined that          and         are “independent” as defined under the applicable the NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of New Boxed’s Chief Executive Officer, evaluating the performance of New Boxed’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the New Boxed Board regarding the compensation of New Boxed’s Chief Executive Officer;

•
reviewing and setting or making recommendations to the New Boxed Board regarding the compensation of New Boxed’s other executive officers;

•
making recommendations to the New Boxed Board regarding the compensation of New Boxed directors;

•
reviewing and approving or making recommendations to the New Boxed Board regarding New Boxed’s incentive compensation and equity-based plans and arrangements; and

•
appointing and overseeing any compensation consultants. We believe that the composition and functioning of New Boxed’s compensation committee meets the requirements for independence under the current the NYSE listing standards.

Nominating and Corporate Governance Committee
Upon the Closing, New Boxed’s nominating and corporate governance committee will consist of and        , with       serving as the chair of the committee. The New Boxed Board has determined that each of these individuals is “independent” as defined under the applicable listing standards of the NYSE and SEC rules and regulations.
The nominating and corporate governance committee’s responsibilities include, among other things:
•
identifying individuals qualified to become members of the New Boxed Board, consistent with criteria approved by the New Boxed Board;

•
recommending to the New Boxed Board the nominees for election to the New Boxed Board at annual meetings of New Boxed stockholders;

•
overseeing an evaluation of the New Boxed Board and its committees; and

•
developing and recommending to the New Boxed Board a set of corporate governance guidelines. We believe that the composition and functioning of New Boxed’s nominating and corporate governance committee meets the requirements for independence under the current the NYSE listing standards.

The New Boxed Board may from time to time establish other committees.
Code of Ethics
New Boxed will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Boxed’s website, investors.boxed.com. New Boxed intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.
Compensation Committee Interlocks and Insider Participation
None of New Boxed’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Boxed, that has one or more executive officers serving as a member of the New Boxed Board.

BOXED’S EXECUTIVE AND DIRECTOR COMPENSATION
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Giddy Inc. (d/b/a Boxed) and its subsidiaries prior to the consummation of the Business Combination and to Boxed, Inc. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. For the year ended December 31, 2020, our “named executive officers” and their positions were as follows:
Chieh Huang, Chief Executive Officer;
Aaron Singer, General Counsel, Chief Administrative Officer, and Secretary; and
Alison Weick, GM, Retail & Chief Marketing Officer.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total
Chieh Huang	2020	316,750	―	316,750
Chief Executive Officer
Aaron Singer	2020	307,004	250,320	557,324
General Counsel, Chief Administrative Officer, and Secretary(2)
Alison Weick	2020	219,935	343,780	563,715
GM, Retail & Chief Marketing Officer

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 9 of Boxed’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)
Mr. Singer stepped down from his positions as General Counsel, Chief Administrative Officer and Secretary in July 2021.

2020 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The actual base salaries paid to each named executive officer for 2020 are set forth in the “2020 Summary Compensation Table” above in the column titled “Salary.”
2020 Cash Bonuses
We do not currently maintain an annual cash bonus program for our employees, including our named executive officers. None of our named executive officers received any cash bonus payments with respect to their services in 2020.

Equity Compensation
We currently maintain the Giddy Inc. 2013 Equity Incentive Plan, which is summarized below, pursuant to which we have granted stock options to certain service providers.
In July 2020, we granted stock options to Mr. Singer and Ms. Weick covering 175,000 and 240,000 shares of our common stock. Mr. Singer’s stock option award vests in equal monthly installments over a four year period, subject to Mr. Singer’s continued employment with the Company through each applicable vesting date. One-quarter of Ms. Weick’s stock option award vested on July 29, 2021 and the remaining stock option award vests in equal monthly installments, subject to Ms. Weick’s continued employment with the Company through each applicable date.
We intend to adopt a new equity incentive plan, the 2021 Incentive Award Plan, in order to facilitate the grant of cash and equity incentives to directors, employees and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. We expect that the 2021 Incentive Award Plan will be effective prior to the consummation of the Business Combination, subject to approval by our stockholders.
Other Elements of Compensation
Retirement Plan
We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
Health/Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•
medical, dental and vision benefits;

•
health savings account and flexible spending accounts;

•
short-term and long-term disability insurance;

•
life insurance;

•
commuter benefits; and

•
an employee life-event based assistance program.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our employees, including our named executive officers. We do not provide any material perquisites to our named executive officers.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or benefits paid or provided by our Company.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table summarizes the number of Incentive Units underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.
		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Chieh Huang	8/8/2019	94,791(1)	80,209	3.20	8/7/2029
Aaron Singer	7/29/2020	21,875(2)	153,125	3.00	7/28/2030
	8/8/2019	100,479(3)	85,021	3.20	8/7/2029
	8/16/2018	54,625(4)	2,375	3.17	8/15/2028
	2/23/2017	57,500(4)	2,500	3.04	2/22/2027
	7/28/2016	90,000(5)	—	2.33	7/27/2026
Alison Weick	7/29/2020		200,000(6)	3.00	7/28/2030
	7/29/2020		40,000(7)	3.00	7/28/2030

(1)
The option vests over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on October 1, 2018, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter.

(2)
The option vests monthly over a four-year period, in 48 equal monthly installments thereafter, beginning on June 1, 2020 provided that in each case the named executive officer remains continuously employed with us from each applicable vesting date. In addition, 75% of the unvested options, as of a Change of Control, shall vest upon such Change of Control (as defined in the Singer Offer Letter) and 100% of any remaining unvested options shall vest if the named executive officer is subject to a termination without Cause or a resignation for Good Reason (each as defined in the Singer Offer Letter) within twelve months following a Change of Control.

(3)
The option vests over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on October 1, 2018, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter. In addition, 75% of the unvested options, as of a Change of Control, shall vest upon such Change of Control (as defined in the Singer Offer Letter) and 100% of any remaining unvested options shall vest if the named executive officer is subject to a termination without Cause or a resignation for Good Reason (each as defined in the Singer Offer Letter) within twelve months following a Change of Control.

(4)
The option vests over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on February 23, 2017, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter. In addition, 100% of the unvested options shall vest if the named executive officer is subject to a termination without Cause or a resignation for Good Reason within twelve months following a Change of Control (each as defined in the Singer Offer Letter).

(5)
The option vested over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on May 5, 2016, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter.

(6)
The option vests over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on June 1, 2020, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter.

(7)
The option vests over a four-year period, with 25% of the shares vesting following completion of one year of service beginning on January 13, 2020, and 1/48th of the shares vesting upon the completion of each continuous month of service thereafter.

Executive Compensation Arrangements
Our named executive officers’ employment and non-compete agreements are described below. Additionally, in connection with the Business Combination, we intend to enter into an employment agreement with Mr. Huang. The material terms of the employment agreement are set forth in a term sheet with Mr. Huang and are described below.

Chieh Huang
Mr. Huang is not currently a party to an offer letter or employment agreement. He is currently subject to certain confidentiality and invention assignment obligations pursuant to a confidential information and invention assignment agreement, including a one-year post-termination non-solicit of employees and consultants.
In connection with, and contingent on, the Business Combination, we intend to enter into an employment agreement with Mr. Huang. We have entered into a term sheet which describes the material intended terms of such employment, each of which is set for below:
Pursuant to his new employment agreement, Mr. Huang will continue to service as Chief Executive Officer for a term of two years, with automatic renewals for one-year periods thereafter absent notice of non-renewal from either party.
Mr. Huang will have an initial annual base salary of $400,000, which shall not be subject to decreases generally except for any across-the-board reductions affecting all executives, and will be eligible to receive an annual cash performance bonus based 75% on Company performance objectives determined and approved by the New Boxed Board and 25% on individual performance objectives determined by Mr. Huang and approved by the New Boxed Board. Mr. Huang will initially be eligible for minimum, target and maximum bonus opportunities of 50%, 75% and 150% of his annual base salary, respectively. Mr. Huang will also be eligible to participate in the Company’s benefit plans that are offered to similarly situated employees.
Additionally, Mr. Huang will be eligible for a three-year long-term incentive program (“LTIP”), under which he will receive a grant of 1,500,000 shares of restricted stock units (“RSUs”) eligible to vest over a three year period (the “LTIP Period”). 300,000 RSUs vest over time based on continued service over the LTIP Period, 600,000 RSUs will vest based on achievement of certain gross profit targets over the LTIP Period (“Profit Target RSUs”) and 600,000 RSUs will vest based on achievement of certain share price hurdles for New Boxed during the LTIP Period (“Price Target RSUs”), each subject to Mr. Huang’s continuous employment through each vesting date. In the event Mr. Huang is terminated during the LTIP Period by New Boxed without Cause or Mr. Huang resigns for Good Reason (as each term is defined in the term sheet) (“Involuntary Termination”), any unvested RSUs subject to serviced-based vesting shall be forfeited and Mr. Huang shall remain eligible to vest in his unvested performance-based RSUs through the remainder of the LTIP Period as follows, in each case subject to the performance-based vesting milestone attributable to the RSUs being achieved by the end of the LTIP Period: (a) if such Involuntary Termination occurs during the first year of the LTIP Period, up to 150,000 Profit Target RSUs and 150,000 Price Target RSUs; (b) if such Involuntary Termination occurs during the second year of the LTIP Period, up to 325,000 Profit Target RSUs and 325,000 Price Target RSUs; and (c) if such Involuntary Termination occurs during the third year of the LTIP Period, all Profit Target RSUs and Price Target RSUs. Further, all or a portion of the RSUs are subject to accelerated vesting in connection with a change in control (to be defined in the LTIP) (or an Involuntary Termination within six (6) months prior thereto).
If Mr. Huang incurs an Involuntary Termination, in exchange for a release of claims in favor of the Company, Mr. Huang shall receive (i) continued payment of his base salary in equal installments for 24 months, (ii) in the event that Mr. Huang is eligible for and timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), reimbursements for the monthly costs of the COBRA premiums for 18 months; (iii) any earned and unpaid annual bonus for the prior performance period; and (iv) a payment equal to Mr. Huang’s annual bonus target, pro-rated for the number of days Mr. Huang was employed in the year of termination. If Mr. Huang resigns for Good Reason following a change in control and his base salary, target annual bonus opportunity, and employee benefits are substantially similar following such change in control, then any severance payable to Mr. Huang shall be delayed until Mr. Huang completes up to 12 months of transition support, as determined by the Company.
Mr. Huang will be bound by standard non-competition and non-solicitation obligations applicable during the term of employment and for up to 24 months thereafter (the “Restriction Period”), and non-disparagement and confidentiality obligations applicable during the term of employment and surviving indefinitely following the end of the term of employment. In the event Mr. Huang is terminated or resigns following a change in control, then the Restriction Period applicable to Mr. Huang’s post-termination non-competition obligations shall be reduced for any period of transition support Mr. Huang provides at the request of the Company, for a maximum reduction of up to 12 months.

In addition, to the extent any payments made to Mr. Huang under his employment agreement would at any point result, on their own, or in connection with any other payments owed to him, in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, such payments shall only be reduced to the extent a reduction would result in Mr. Huang being better off on an after-tax basis than simply receiving the payments subject to such excise tax.
Aaron Singer
On March 7, 2016, the Company and Mr. Singer entered into an offer letter (the “Singer Offer Letter”), providing for his position as General Counsel of the Company. In 2020 and 2021, Mr. Singer also served as the Company’s Chief Administrative Officer and Secretary. Mr. Singer served in these roles until the transition of his related responsibilities in July 2021. The Singer Offer Letter provided that Mr. Singer was entitled to a base salary of $215,000 per year (which was subsequently increased to $315,000). Mr. Singer is also subject to certain confidentiality and inventions assignment obligations pursuant to a separate confidential information and invention assignment agreement.
Certain of Mr. Singer’s equity awards are subject to accelerated vesting upon termination without Cause or for Good Reason within twelve months following a Change of Control (as defined in the Singer Offer Letter). For purposes of such acceleration, “Cause” means Mr. Singer (a) willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriate of trade secrets, fraud or embezzlement, (b) commits a material breach of any written agreement between Mr. Singer and the Company that causes material harm to the Company, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to Mr. Singer from the Company, (c) willfully refuses to implement or follow a directive by Mr. Singer’s supervisor, directly related to Mr. Singer’s duties, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to Mr. Singer from the Company or (d) engages in material misfalseance or malfeasance demonstrated by a continued pattern of material failure to perform the essential job duties associated with Mr. Singer’s position, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to Mr. Singer from the Company. Further, “Good Reason” means (i) a material reduction in Mr. Singer’s duties or responsibilities that is inconsistent with Mr. Singer’s position, (ii) the requirement that Mr. Singer change his principal office to a facility that increases his commute by more than forty (40) miles from his commute to the location at which he is employed prior to such change or (iii) a material reduction in Mr. Singer’s annual base salary or a material reduction in Mr. Singer’s employee benefits (e.g. medical, dental, insurance, short- and long-term disability insurance and 401(k) retirement plan to which Mr. Singer is entitled immediately prior to such reduction (other than (a) in connection with a general decrease in the salary or employee benefits of all similarly situated employees and (b) following such Change of Control, to the extent necessary to make Mr. Singer’s salary or employee benefits commensurate with those other employees of the Company or its successor entity or parent entity who are similarly situated with Mr. Singer following such Change of Control.
Alison Weick
On December 9, 2019, the Company and Ms. Weick entered into an offer letter (the “Weick Offer Letter”), providing for her position as Vice President, General Manager, Loyalty of the Company. In 2020, Ms. Weick served as the Company’s Chief Marketing Officer. Ms. Weick’s employment with the Company is at-will and either party may terminate Ms. Weick’s employment at any time for any reason. The Weick Offer Letter provides that Ms. Weick is entitled to a base salary of $245,000 per year (which has been subsequently increased to $290,000). Ms. Weick is also subject to certain confidentiality and inventions assignment obligations pursuant to a separate confidential information and invention assignment agreement.
Equity Compensation Plans
Giddy Inc. 2013 Equity Incentive Plan
We currently maintain our Giddy Inc. 2013 Equity Incentive Plan, or the 2013 Equity Incentive Plan. The 2013 Equity Incentive Plan provides our employees (including the named executive officers), consultants, non-employee directors, and other service providers and those of our affiliates the opportunity to participate in the equity appreciation of our business through the receipt of stock options to purchase shares of our common stock, restricted stock, restricted stock units and stock appreciation rights (“SARs”). We believe that such awards encourage a sense of proprietorship and stimulate interest in our development and financial success. The summary of the 2013 Equity Incentive Plan below is qualified in its entirety by reference to the complete text of the 2013 Equity Incentive Plan.
The 2013 Equity Incentive Plan will no longer be available for use for the grant of future awards following the Business Combination, but will continue to govern the terms of awards that granted before the Business Combination that remain outstanding.
Eligibility and Administration
Our employees and consultants are eligible to receive awards under the 2013 Equity Incentive Plan. The 2013 Equity Incentive Plan provides that it will be administered by the New Boxed Board, which may delegate its duties and responsibilities to one or more committees of its directors (referred to collectively as the “plan administrator”), subject to the limitations imposed under the 2013 Equity Incentive Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The 2013 Equity Incentive Plan has been administered by the Boxed board of directors.
The plan administrator has the authority to, among other things, make fair market value determinations; approve forms of award agreement used under the 2013 Equity Incentive Plan; grant awards and set the terms and conditions of all awards under the 2013 Equity Incentive Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2013 Equity Incentive Plan; determine whether and when awards may be settled in cash; amend and approve addenda to the 2013 Equity Incentive Plan; and interpret the 2013 Equity Incentive Plan and award agreements.
Shares Available for Awards
Our 2013 Equity Incentive Plan will not be used for awards granted after the Business Combination. Any shares subject to awards previously granted under the 2013 Equity Incentive Plan that are forfeited will not be available for further issuance under the 2013 Equity Incentive Plan.
Awards
The 2013 Equity Incentive Plan provides for the grant of stock options, including stock options which are intended to qualify as “incentive stock options” under Section 422 of the Code (“ISOs”) and nonqualified stock options (“NSOs”), the right to purchase or receive our common stock, including restricted stock, restricted stock units (“RSUs”) and SARs. Certain awards under the 2013 Equity Incentive Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2013 Equity Incentive Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting, settlement and payment terms and post-termination exercise limitations.
•
Stock Options.   Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to NSOs that are in compliance with Section 409A of the Code and certain substitute awards granted in connection with a merger or other corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•
Restricted Stock.   Restricted stock are nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

•
RSUs.   RSUs are contractual obligations to deliver shares of our common stock or cash in the future, which are subject to vesting and other restrictions. No shares of our common stock are issued at the time the RSU is granted, and holders of RSUs have no voting rights unless and until shares of common stock are delivered in settlement of the RSUs.

•
SARs.   A SAR entitles the participant to receive an amount equal to the difference between the fair market value of the shares of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share on the grant date), multiplied by the number of shares subject to the SAR.

Certain Transactions
The plan administrator has broad discretion to take action under the 2013 Equity Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock splits, reverse stock splits, stock dividends, combinations, consolidations and reclassifications. In addition, in the event of certain non-reciprocal transactions, extraordinary dividends, recapitalizations, rights offerings, reorganizations, mergers, spin-offs, split-ups or similar changes in corporate structure, the plan administrator will make equitable adjustments to the 2013 Equity Incentive Plan and outstanding awards.
Plan Amendment and Termination
The New Boxed Board may amend or terminate the 2013 Equity Incentive Plan at any time; however, no amendment may materially and adversely affect the rights of any participant under an outstanding 2013 Equity Incentive Plan award without the consent of the affected participant. No awards may be granted under the 2013 Equity Incentive Plan after its termination.
Foreign Participants and Transferability
The plan administrator may modify award terms, establish addenda and/or adjust other terms and conditions of awards, subject to the limits imposed under the 2013 Equity Incentive Plan in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. Awards under the 2013 Equity Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2013 Equity Incentive Plan, the plan administrator may, in its discretion, permit participants to satisfy all or part of his or her tax, withholding or any other required deductions or payments by cashless exercise or by surrendering shares, as permitted by applicable law.
Awards Granted Under the 2013 Equity Incentive Plan
We have granted ISOs and NSOs under the 2013 Equity Incentive Plan. As of August 23, 2021, there were 5,781,977 shares of Boxed common stock subject to outstanding options under the 2013 Equity Incentive Plan. It is anticipated that any unvested stock options granted pursuant to the 2013 Equity Incentive Plan will be converted into stock options in the Company and remain outstanding and continue to vest in accordance with their terms upon and following the consummation of the Business Combination.
2021 Incentive Award Plan
In connection with the Business Combination, we intend to adopt the 2021 Incentive Award Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to directors, employees (including our named executive officers) and consultants in order to attract, motivate and retain the talent for which we compete. The material terms of the new equity incentive plan are set forth in the 2021 Incentive Award Plan proposal.
Director Compensation
None of our directors for our fiscal year ended December 31, 2020 or any prior fiscal years have received any compensation for their services as a director. We are evaluating our compensation program for non-employee directors and we intend to adopt a non-employee compensation program consistent with market practices to the extent appropriate.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Seven Oaks Related Party Transactions
Founder Shares
On October 13, 2020, our Sponsor and Jones, an affiliate of one of the underwriters of the Initial Public Offering, purchased the Founder Shares for a total purchase price of $25,000. On December 17, 2020, we effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. Of the 6,468,750 Founder Shares outstanding, up to 843,750 shares are subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of our issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial business combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction after the initial business combination that results in all of the stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (2) if we consummate a transaction after the initial business combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Seven Oaks’ executive offices are located at 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067, which office space is leased by an affiliate of the Sponsor. Commencing upon consummation of its Initial Public Offering, Seven Oaks reimburses the affiliate of the Sponsor $20,000 per month for office space, secretarial and administrative services. Upon completion of Seven Oaks’ initial business combination or liquidation, it will cease paying these monthly fees.
Seven Oaks’ Sponsor, officers and directors, or any of its or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities undertaken on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Seven Oaks’ audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers and directors or any of its or their affiliates and determines which expenses and the amount of expenses that will be reimbursed.
Private Placements
Seven Oaks entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 3,250,000 shares of Seven Oaks Class A common stock at a purchase price of $10.00 per share, of which an aggregate of 100,000 shares of Seven Oaks Class A common stock will be issued to certain members of Seven Oaks’ and Boxed’s management teams. In connection with the Closing, all of the issued and outstanding shares of Seven Oaks Class A common stock, including the shares of Seven Oaks Class A common stock issued to the PIPE Investors, will be converted, on a one-for-one basis, into shares of New Boxed common stock.
Seven Oaks also entered into the Convertible Note Subscription Agreements, each dated as of June 13, 2021, with certain institutional investors, pursuant to which, among other things, Seven Oaks agreed to issue and sell, in Private Placements to close immediately prior to the closing of the Business Combination, an aggregate of $87.5 million of principal amount of convertible notes. The convertible notes will mature in five years. The convertible notes will be convertible, at the election of New Boxed, for shares of common stock of New Boxed, cash or a combination of cash and such shares, based on a conversion price of $12.00 per share (subject to customary anti-dilution adjustments) in accordance with the terms thereof. The convertible notes will bear interest at a rate of 7.00% per annum, paid-in-kind or in cash at the option of New Boxed and accruing semi-annually.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, we consummated the Seven Oaks Private Placement of 5,587,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million.
Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a business combination within the Combination Period, the Private Placement Warrants will expire worthless.
The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of an initial business combination.
Related Party Loans
On October 13, 2020, the Sponsor, a related party, agreed to loan us an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. As of December 15, 2020, we borrowed $105,000 from the related party under the promissory note and repaid the Note in full on December 22, 2020.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a business combination, we may repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans could be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021, we had no borrowings under the Working Capital Loans.
Boxed Related Party Transactions
Except where noted or the context otherwise requires, as used in this subsection, the terms “we,” “us,” “our,” “our company” and “our business” refer to Boxed and its subsidiaries prior to the consummation of the Business Combination, and New Boxed and its consolidated subsidiaries following the consummation of the Business Combination.
Boxed Series D-1 Preferred Stock and Boxed Series D-2 Preferred Stock Financing
From July 2018 through August 2018, Boxed issued and sold an aggregate of (i) 5,947,570 shares of Boxed Series D-1 preferred stock at a purchase price of $10.9285 per share for aggregate consideration of approximately $65.0 million, (ii) 2,501,739 shares of Boxed Series D-1 preferred stock at a purchase price of $10.1089 pursuant to conversion of approximately $25.3 million outstanding balance of convertible notes that had been previously issued in 2017, and (iii) 2,205,650 shares of Boxed Series D-2 preferred stock at a purchase price of $9.8357 per share pursuant to conversion of approximately $21.7 million outstanding balance of convertible notes that had previously been issued in 2018.
Among the participants in this financing was AEON, which is expected to hold more than 5% of New Boxed common stock following the consummation of the Business Combination. AEON purchased 3,660,154 shares of Series D-1 preferred stock for aggregate consideration of $40.0 million. Yuki Habu, who is a director of Boxed and is expected to be a director of New Boxed following the consummation of the Business Combination, is affiliated with AEON.
Investors’ Rights Agreement
Boxed is party to that certain Sixth Amended and Restated Investors’ Rights Agreement, dated as of June 30, 2020, which provides, among other things, that certain holders of its capital stock, including AEON, which is expected to hold more than 5% of New Boxed common stock following the consummation of the Business Combination, have the right to demand that Boxed file a registration statement or request that their shares of Boxed capital stock be covered by a registration statement that Boxed is otherwise filing. Yuki Habu, who is a director of Boxed and is expected to be a director of New Boxed following the consummation of the Business Combination, is affiliated with AEON. This agreement will terminate in connection with the consummation of the Business Combination.
Right of First Refusal
Pursuant to certain of Boxed’s equity compensation plans and certain agreements with its stockholders, including that certain Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as June 30, 2020 (the “ROFR Agreement”), Boxed or its assignees have the right to purchase shares of Boxed capital stock which stockholders propose to sell to other parties. Certain holders of Boxed capital stock, including AEON, which is expected to hold more than 5% of New Boxed common stock following the consummation of the Business Combination, have rights of first refusal and co-sale under the ROFR Agreement. Yuki Habu, who is a director of Boxed and is expected to be a director of New Boxed following the consummation of the Business Combination, is affiliated with AEON. This agreement will terminate in connection with the consummation of the Business Combination.
Voting Agreement
Boxed is a party to that certain Amended and Restated Voting Agreement, dated as of June 30, 2020, pursuant to which certain holders of its capital stock, including AEON, which is expected to hold more than 5% of New Boxed common stock following the consummation of the Business Combination, agreed to vote their shares of Boxed capital stock on certain matters, including with respect to the election of directors. Yuki Habu, who is a director of Boxed and will be a director of New Boxed following the consummation of the Business Combination, is affiliated with AEON. This agreement will terminate in connection with the consummation of the Business Combination.
Services Agreement with AEON
In February 2021, we entered into a platform development and services agreement with AEON Integrated Business Services Co., Ltd., a wholly-owned subsidiary of AEON, a related party, pursuant to which we licensed certain of our resources to AEON to support the development, deployment and maintenance of certain of AEON’s e-commerce and digital marketplace operations overseas.
This agreement will terminate upon the earlier of (i) ninety days from the date the last statement of work under this agreement expires or terminates or (ii) upon either party giving the other party written notice of breach or default, subject in certain instances to applicable cure periods.
Under the agreement, we have agreed to indemnify AEON against certain claims arising in connection with the agreement or third-party claims of intellectual property infringement. We are also entitled to indemnification from AEON against third-party claims arising from intellectual property infringement by AEON. This agreement involves a royalty fee structure with different royalty fees ranging from low single digits to low double digits, depending on volume. In the six months ended June 30, 2021, we received approximately $6.04 million in payments from AEON under the agreement.
Indemnification under Proposed Charter and Proposed Bylaws; Indemnification Agreements
The Proposed Bylaws, as will be in effect following the consummation of the Business Combination pending stockholder approval at the Special Meeting, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in the Proposed Bylaws. In addition, the Proposed Charter, as will be in effect following the consummation of the Business Combination pending stockholder approval at the Special Meeting, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.
We also intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. For additional information, see “Description of New Boxed Securities — Limitations on Liability and Indemnification of Officers and Directors.”
New Boxed Policies for Related Party Transactions
Upon consummation of the Business Combination, New Boxed will adopt a written related persons transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. Under such policy:
•
any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the New Boxed Board composed solely of independent directors who are disinterested or by the disinterested members of the New Boxed Board; and

•
any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the New Boxed Board or recommended by the compensation committee to the New Boxed Board for its approval.

In connection with the review and approval or ratification of a related person transaction:
•
management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC and NYSE.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Boxed or its subsidiary was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of New Boxed’s officers or one of New Boxed’s directors;

•
any person who is known by New Boxed to be the beneficial owner of more than five percent (5%) of its voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of its voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

LEGAL MATTERS
Winston & Strawn LLP will pass upon the validity of New Boxed common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS
The financial statements of Seven Oaks Acquisition Corp. as of December 31, 2020 and for the period from September 23, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement of the 2020 financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Giddy Inc. d/b/a Boxed as of December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to conditions that raise substantial doubt about Giddy Inc. d/b/a Boxed’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Seven Oaks and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Seven Oaks will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Seven Oaks deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Seven Oaks of their requests by calling or writing Seven Oaks at its principal executive offices 445 Park Avenue, New York, NY 10022.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax considerations for holders of shares of Seven Oaks Class A common stock that elect to have their Seven Oaks Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Seven Oaks Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:
•
financial institutions or financial services entities;

•
broker-dealers;

•
insurance companies;

•
dealers or traders subject to a mark-to-market method of accounting with respect to shares of Seven Oaks Class A common stock or Boxed common stock;

•
persons holding Seven Oaks Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•
“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
U.S. expatriates or former long-term residents of the United States;

•
governments or agencies or instrumentalities thereof;

•
regulated investment companies (RICs) or real estate investment trusts (REITs);

•
persons that directly, indirectly or constructively own five percent or more (by vote or value) of Seven Oaks Class A common stock or Boxed common stock;

•
persons who received their shares of Seven Oaks Class A common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•
tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Seven Oaks Class A common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Adoption of the Proposed Charter
Holders of Seven Oaks Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Boxed common stock after the adoption of the Proposed Charter as that holder has in the corresponding Seven Oaks Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Boxed common stock would include the holder’s holding period in the corresponding Seven Oaks Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Seven Oaks Class A common stock for New Boxed common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Redemption of Seven Oaks Class A Common Stock
In the event that a holder’s shares of Seven Oaks Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Seven Oaks Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Seven Oaks Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock.” If the redemption does not qualify as a sale of shares of Seven Oaks Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder —  Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of Seven Oaks Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placements) relative to all of our shares outstanding both before and after the redemption. The redemption of Seven Oaks Class A common stock generally will be treated as a sale of Seven Oaks Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Seven Oaks Class A common stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placements generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Seven Oaks Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Seven Oaks Class A common stock and the Seven Oaks Class A common stock to be issued pursuant to the Business Combination or the Private Placements). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Seven Oaks Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Seven Oaks Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Seven Oaks Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Seven Oaks Class A common stock who or that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution. If our redemption of a U.S. holder’s shares of Seven Oaks Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Seven Oaks Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Seven Oaks Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Seven Oaks Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Seven Oaks Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock.   If our redemption of a U.S. holder’s shares of Seven Oaks Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of Seven Oaks Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Seven Oaks Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Seven Oaks Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Seven Oaks Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Seven Oaks Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Seven Oaks Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
U.S. holders who hold different blocks of Seven Oaks Class A common stock (shares of Seven Oaks Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Seven Oaks Class A common stock who, or that is, for U.S. federal income tax purposes:
•
a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•
a foreign corporation; or

•
an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution.   If our redemption of a Non-U.S. holder’s shares of Seven Oaks Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Seven Oaks Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Seven Oaks Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Seven Oaks Class A common stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Seven Oaks Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Seven Oaks Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Taxation of Redemption Treated as a Sale of Seven Oaks Class A Common Stock.   If our redemption of a Non-U.S. holder’s shares of Seven Oaks Class A common stock is treated as a sale of Seven Oaks Class A common stock, as discussed above under the section entitled “— Redemption of Seven Oaks Class A Common Stock,” subject to the discussion of backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•
such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Seven Oaks Class A common stock and, in the case where shares of our Seven Oaks Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Seven Oaks Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Seven Oaks Class A common stock. There can be no assurance that our Seven Oaks Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Payments of cash as a result of our redemption of our Seven Oaks Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Seven Oaks Class A common stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S. source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Seven Oaks Class A common stock.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following discussion is a summary of the material U.S. federal income tax consequences of the Mergers to U.S. holders (as defined below) that exchange their shares of Boxed capital stock for shares of Seven Oaks Class A common stock pursuant to the Mergers. The following summary is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder and rulings and other administrative pronouncements issued by the IRS and judicial decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only U.S. holders who hold shares of Boxed capital stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange such shares pursuant to the Mergers (and does not address holders who exercise dissenter’s or appraisal rights under Delaware law). This discussion is based upon the assumption that the Mergers will be completed in accordance with the Business Combination Agreement and as described in this proxy statement/prospectus. Holders of Boxed capital stock that are not U.S. holders should consult their tax advisors as to the tax consequences of the Mergers. This discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income, the alternative minimum tax, or consequences that may arise under the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith)) that may be relevant to U.S. holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Boxed capital stock that are subject to special rules, including, but not limited to:
•
financial institutions or financial services entities;

•
broker-dealers;

•
insurance companies;

•
dealers or traders subject to a mark-to-market method of accounting with respect to shares of Boxed capital stock;

•
persons holding Boxed capital stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•
holders whose functional currency is not the U.S. dollar;

•
U.S. expatriates or former long-term residents of the United States;

•
governments or agencies or instrumentalities thereof;

•
regulated investment companies (RICs) or real estate investment trusts (REITs);

•
persons that directly, indirectly or constructively own five percent or more (by vote or value) of Boxed capital stock;

•
persons who received their shares of Boxed capital stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
holders who hold their shares as “qualified small business stock” within the meaning of Section 1202(c) of the Code;

•
partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•
tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Boxed capital stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Mergers.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Boxed capital stock which is, or is treated for U.S. federal income tax purposes as, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

All stockholders should consult their tax advisors as to the tax consequences of the Mergers in their particular circumstances, including the applicability and effect of U.S. federal, state, local or foreign income or other tax laws.
Characterization of the Mergers
The parties intend for the Mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and Latham & Watkins LLP will deliver an opinion to Boxed to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Mergers, taken together, will so qualify (the “Merger Tax Opinion”). However, it is not a condition to the completion of the Mergers that either Boxed or Seven Oaks receives an opinion of counsel as of the Closing to the effect that the Mergers will so qualify, and the Mergers will occur even if they do not so qualify. The Merger Tax Opinion will be based on customary assumptions and certain representations, warranties and covenants of Boxed, Seven Oaks, Blossom Merger Sub and Blossom Merger Sub II. If any such assumptions, representations, warranties or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date thereof, the validity of the Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in the section entitled “— Tax Consequences if the Mergers Qualify as a Reorganization” below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. No ruling has been, or will be, sought by Boxed or Seven Oaks from the IRS with respect to the Mergers and there can be no assurance that the IRS will not challenge the qualification of the Mergers as part of a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Mergers, the Mergers would be fully taxable to U.S. holders for U.S. federal income tax purposes.
U.S. Federal Income Tax Consequences if the Mergers Qualify as a “Reorganization”
If the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of the Mergers are as follows:
•
a U.S. holder will generally not recognize any gain or loss on the receipt of Seven Oaks Class A common stock in exchange for Boxed capital stock;

•
the aggregate tax basis of the Seven Oaks Class A common stock received by a U.S. holder in the Mergers will be the same as such U.S. holder’s aggregate tax basis in the Boxed capital stock exchanged for the Seven Oaks Class A common stock; and

•
the holding period of Seven Oaks Class A common stock received by a U.S. holder in exchange for such U.S. holder’s shares of Boxed capital stock will include the holding period of such U.S. holder’s Boxed capital stock exchanged for the Seven Oaks Class A common stock.

•
If a U.S. holder acquired different blocks of Boxed capital stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of Boxed capital stock.

U.S. Federal Income Tax Consequences if the Mergers Fail to Qualify as a “Reorganization”
If the Mergers, taken together, fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder generally would recognize gain or loss for U.S. federal income tax purposes on each share of Boxed capital stock surrendered in the First Merger in an amount equal to the difference between (1) the fair market value of the shares of Seven Oaks Class A common stock received by such U.S. holder in the First Merger and (2) such U.S. holder’s adjusted tax basis in the U.S. holder’s Boxed capital stock surrendered.
Gain or loss would be calculated separately for each block of Boxed capital stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Boxed capital stock exceeds one year at the closing of the First Merger. Long-term capital gain of individuals and other non-corporate U.S. holders currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in shares of Seven Oaks Class A common stock received in the First Merger would be equal to the fair market value thereof as of the effective time of the First Merger, and such U.S. holder’s holding period in shares of Seven Oaks Class A common stock received in the First Merger would begin on the day following the closing of the First Merger.
Information Reporting
If the Mergers qualify as part of a “reorganization” within the meaning of Section 368(a) of the Code, certain information reporting requirements may apply to each U.S. holder that is a “significant holder” of Boxed capital stock. A “significant holder” is a holder of Boxed capital stock that, immediately before the Mergers, owned at least 1% (by vote or value) of the outstanding stock of Boxed (or securities of Boxed with a basis of at least $1,000,000). U.S. holders are urged to consult with their tax advisor as to the potential application of these information reporting requirements.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSEQUENCES RELATING TO THE MERGERS, AND IS NOT, AND IS NOT INTENDED TO BE, TAX ADVICE. ALL BOXED STOCKHOLDERS ARE STRONGLY ADVISED AND ARE EXPECTED TO CONSULT THEIR LEGAL AND TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

STOCKHOLDER PROPOSALS AND NOMINATIONS
In addition to any other requirements under applicable law and the Proposed Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the Proposed Bylaws provide that the stockholder must give timely notice in written form to New Boxed’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.
Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in New Boxed or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of New Boxed or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to New Boxed or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for New Boxed, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of New Boxed or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of New Boxed that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of New Boxed’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of New Boxed; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) each nominee’s signed consent to serve as a director of New Boxed if elected and (ii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.
A stockholder shall update and supplement its notice to New Boxed’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with the Seven Oaks Board, any committee chairperson or the non-management directors as a group by writing to the Seven Oaks Board or committee chairperson in care of Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022. Following the Business Combination, such communications should be sent to New Boxed, 451 Broadway, New York, NY 10013. Each communication will be forwarded, depending on the subject matter, to the Seven Oaks Board, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
Seven Oaks has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Seven Oaks and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Seven Oaks’ or Boxed’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Boxed will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Seven Oaks files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Seven Oaks’ or New Boxed’s SEC filings, including New Boxed’s registration statement and Seven Oaks’ proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Seven Oaks by telephone or in writing:
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor,
New York, NY 10022
You may also obtain these documents by requesting them in writing or by telephone from Seven Oaks’ proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: SVOK.info@investor.morrowsodali.com
If you are a stockholder of Seven Oaks and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Seven Oaks, Seven Oaks will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New Boxed and a proxy statement of Seven Oaks for Seven Oaks’ Special Meeting of stockholders. Neither Boxed nor Seven Oaks has authorized anyone to give any information or make any representation about the Business Combination, New Boxed or Seven Oaks that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Seven Oaks has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
SEVEN OAKS ACQUISITION CORP.
Condensed Consolidated Financial Statements of Seven Oaks Acquisition Corp. as of June 30, 2021 and for the Three and Six Months Ended June 30, 2021 (unaudited)
Unaudited Condensed Balance Sheet as of June 30, 2021	F-2
Unaudited Condensed Statement of Operations for the three and six months ended June 30, 2021	F-3
Unaudited Condensed Statement of Changes in Stockholders’ Equity for the three and six months ended June 30, 2021	F-4
Unaudited Condensed Statement of Cash Flows for the six months ended June 30, 2021	F-5
Notes to Unaudited Condensed Financial Statements	F-6
Audited Financial Statements of Seven Oaks Acquisition Corp. as of December 31, 2020 and for the period from September 23, 2020 (inception) through December 31, 2020
Report of Independent Registered Public Accounting Firm	F-22
Balance Sheet as of December 31, 2020 (As Restated)	F-23
Statement of Operations for the Period from September 23, 2020 (Inception) through December 31, 2020 (As Restated)	F-24
Statement of Changes in Stockholders’ Equity for the Period from September 23, 2020 (Inception) through December 31, 2020 (As Restated)	F-25
Statement of Cash Flows for the Period from September 23, 2020 (Inception) through December 31, 2020 (As Restated)	F-26
Notes to Financial Statements (As Restated)	F-27
GIDDY INC. (d/b/a BOXED)
Condensed Consolidated Financial Statements of Giddy Inc. (d/b/a Boxed) as of June 30, 2021 and December 31, 2020 and for the Six Months Ended June 30, 2021 And 2020 (Unaudited)
Unaudited Condensed Consolidated Balance Sheets	F-44
Unaudited Condensed Consolidated Statements of Operations	F-45
Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-46
Unaudited Condensed Consolidated Statements of Cash Flows	F-47
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-48
Audited Consolidated Financial Statements of Giddy Inc. (d/b/a Boxed) as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020
Report of Independent Registered Public Accounting Firm	F-68
Consolidated Balance Sheets	F-69
Consolidated Statements of Operations	F-70
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-71
Consolidated Statements of Cash Flows	F-72
Notes to Consolidated Financial Statements	F-73

SEVEN OAKS ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$935,115	$1,764,324
Prepaid expenses	583,224	759,541
Total current assets	1,518,339	2,523,865
Investments held in Trust Account	258,801,400	258,749,858
Total Assets	$260,319,739	$261,273,723
Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$25,190	$52,319
Accrued expenses	1,354,505	103,335
Franchise tax payable	49,863	54,695
Total current liabilities	1,429,558	210,349
Derivative warrant liabilities	21,859,500	22,415,255
Total Liabilities	23,289,058	22,625,604
Commitments and Contingencies (Note 5)
Class A common stock, $0.0001 par value; 23,203,068 and 23,364,811 shares subject to possible redemption at $10.00 per share as of June 30, 2021 and December 31, 2020, respectively	232,030,680	233,648,110
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 2,671,932 and 2,510,189 shares issued and outstanding (excluding 23,203,068 and 23,364,811 shares subject to possible redemption) as of June 30, 2021 and December 31, 2020, respectively	268	251
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding as of June 30, 2021 and December 31, 2020	647	647
Additional paid-in capital	10,834,267	9,216,854
Accumulated Deficit	(5,835,181)	(4,217,743)
Total stockholders’ equity	5,000,001	5,000,009
Total Liabilities and Stockholders’ Equity	$260,319,739	$261,273,723
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEVEN OAKS ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
General and administrative expenses	$1,158,344	$2,033,014
General and administrative expenses – related party	60,000	120,000
Franchise tax expenses	49,863	71,721
Loss from operations	(1,268,207)	(2,224,735)
Change in fair value of derivative warrant liabilities	(5,001,745)	555,755
Income from investments held in Trust Account	7,521	51,542
Net loss	$(6,262,431)	$(1,617,438)
Weighted average shares outstanding of common stock subject to possible redemption, basic and diluted	23,822,429	23,597,451
Basic and diluted net income per share, common stock subject to possible redemption	$—	$—
Weighted average shares outstanding of common stock – non-redeemable, basic and diluted	8,521,321	8,746,299
Basic and diluted net loss per share, common stock – non-redeemable	$(0.73)	$(0.18)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEVEN OAKS ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021
	Common Stock				Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	2,510,189	$251	6,468,750	$647	$9,216,854	$(4,217,743)	$5,000,009
Common stock subject to possible redemption	(464,500)	(46)	—	—	(4,644,954)	—	(4,645,000)
Net income	—	—	—	—	—	4,644,993	4,644,993
Balance – March 31, 2021 (unaudited)	2,045,689	$205	6,468,750	$647	$4,571,900	$427,250	$5,000,002
Common stock subject to possible redemption	626,243	63	—	—	6,262,367	—	6,262,430
Net loss	—	—	—	—	—	(6,262,431)	(6,262,431)
Balance – June 30, 2021 (unaudited)	2,671,932	$268	6,468,750	$647	$10,834,267	$(5,835,181)	$5,000,001
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEVEN OAKS ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
Cash Flows from Operating Activities:
Net loss	$(1,617,438)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(555,755)
Income from investments held in Trust Account	(51,542)
Changes in operating assets and liabilities:
Prepaid expenses	176,317
Accounts payable	(27,129)
Accrued expenses	1,251,170
Franchise tax payable	(4,832)
Net cash used in operating activities	(829,209)
Net decrease in cash	(829,209)
Cash – beginning of the period	1,764,324
Cash – end of the period	$935,115
Supplemental disclosure of noncash activities:
Change in Value of Class A common stock subject to possible redemption	$(1,617,430)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEVEN OAKS ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Organization, Business Operations
Organization and General
Seven Oaks Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 23, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of June 30, 2021, the Company had not commenced any operations. All activity for the period from September 23, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and the search for a target for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest and investment income on investments held in trust account from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
Sponsor and Financing
The Company’s sponsor is Seven Oaks Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 17, 2020. On December 22, 2020, the Company consummated its Initial Public Offering of 25,875,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 3,375,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,587,500 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million (Note 4).
Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, $258.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act 1940, as amended (the “Investment Company Act”), which will be invested only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding advisory fees and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in connection with a Business Combination in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (the “initial stockholders”) agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 22, 2022 (the “Combination Period”), or any extended period of time that the Company may have to consummate an initial Business Combination as a result of an amendment to the amended and restated certificate of incorporation, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 4) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination and Proposed Private Placement
On June 13, 2021, the Company (“SVOK”), entered into an agreement and plan of merger by and among SVOK, Blossom Merger Sub Inc., a direct, wholly-owned subsidiary of SVOK (“Blossom Merger Sub”), Blossom Merger Sub II, LLC, a direct, wholly-owned subsidiary of SVOK (“Blossom Merger Sub II”), and Giddy Inc., a Delaware corporation (“Boxed”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement has been approved by SVOK’s and Boxed’s board of directors and adopted by Boxed’s stockholders. If the Merger Agreement is approved by SVOK’s stockholders, and the transactions contemplated by the Merger Agreement are consummated, (a) Blossom Merger Sub will merge with and into Boxed (the “First Merger”), with Boxed being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Company (the “Surviving Corporation”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Blossom Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Blossom Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Company (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, SVOK will be renamed “Boxed, Inc.” and is referred to herein as “New Boxed” as of the time following such change of name.
Concurrently with the execution and delivery of the Merger Agreement, certain institutional accredited investors (the “PIPE Investors”) entered into subscription agreements pursuant to which the PIPE Investors have committed to subscribe for and purchase up to an aggregate of 3,250,000 shares of Parent common stock (the “PIPE Shares”) at a purchase price per share of $10.00. Certain of the Company’s officers and directors have committed to purchase an aggregate of 100,000 of the PIPE Shares as part of the PIPE Investment. The purchase of the PIPE Shares will be consummated concurrently with the closing.
Under the Merger Agreement, SVOK has agreed to acquire all of the outstanding equity interests of Boxed for approximately $550 million in aggregate consideration to be paid at the effective time of the Business Combination. Such consideration will be paid in stock in New Boxed, calculated based on the per share merger consideration value formula as set forth in the Merger Agreement and, in the case of the shares of common stock of New Boxed, calculated based on a price of $10 per share (the “Closing Price”).
Pursuant to the Merger Agreement, at the effective time of the Business Combination, each option exercisable for Boxed equity that is outstanding and unexercised immediately prior to the effective time of the Business Combination shall be assumed and converted into a newly issued option exercisable for New Boxed common stock.
The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of Boxed and SVOK and its subsidiaries prior to the closing of the Business Combination.
The closing of the Business Combination is subject to certain customary conditions, including, among other things: (i) approval by SVOK’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (iii) SVOK having at least $175 million of cash at the closing of the Business Combination, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Business Combination and the payment of Boxed’s and certain of SVOK’s outstanding transaction expenses as contemplated by the Merger Agreement (the “Minimum Cash Condition”); and (iv) the shares of New Boxed common stock to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange (“NYSE”) subject only to official notice of issuance thereof.
For further details on the contemplated merger, please see the Form 8-K filed with the Securities and Exchange Commission on June 14, 2021 and the Company’s Form S-4 filing on July 20, 2021.
Liquidity and Capital Resources
As of June 30, 2021, the Company had approximately $935,000 in its operating bank accounts and working capital of approximately $139,000, (not taking into account tax obligations of approximately $50,000 that may be paid using investment income earned from Trust Account).
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor and Jones & Associates, Inc. (“Jones & Associates”) to purchase Founder Shares (as defined in Note 4), and loan proceeds from the Sponsor of $105,000 under the Note (as defined in Note 4). The Company repaid the Note in full on December 22, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and Initial Shareholders may, but are not obligated, to provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loans. Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Updated (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that it may be probable that the Company would be unable to meet its obligations as they become due within one year raising substantial doubt about the Company’s ability to continue as a going concern. However, management has determined that it has access to funds from the Company’s Sponsor that are sufficient to fund our working capital needs until the earlier of the consummation of a Business Combination or a minimum one year from the date of issuance of these financial statements.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risk and Uncertainties
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.
Note 2 — Summary of Significant Accounting Policies and Basis of Presentation
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.
The condensed consolidated financial statements of the Company include its wholly owned subsidiary in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto included in the Amended and Restated Annual Report on Form 10-K for the period ended December 31, 2020 filed with the SEC on June 3, 2021.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
The Company will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of the Public Offering, (b) in which the Company’s total annual gross revenue is at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2021 or December 31, 2020.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account as of June 30, 2021 and December 31, 2020 are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities money market funds.
Investments Held in the Trust Account
The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheet due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The Company accounts for its 18,525,000 warrants issued in connection with its Initial Public Offering (12,937,500) and Private Placement (5,587,500) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. At the Initial Public Offering date and December 31, 2020, the fair value of the Public Warrants and Private Placement Warrants were estimated using a Binomial Lattice in a risk-neutral framework. Specifically, the future stock price of the Company was modeled assuming a Geometric Brownian Motion in a risk-neutral framework. For each modeled future price, the Warrant payoff was calculated based on the contractual terms (incorporating any optimal early exercise / redemption), and then discounted at the term-matched risk-free rate. The value of the Warrants is calculated as the probability-weighted present value over all future modeled payoffs.

At June 30, 2021, the Company used market observed prices to determine fair value. Additionally, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 23,203,068 and 23,364,811 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.
Net Income (Loss) Per Share of Common Stock
Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement, as well as the warrants issued upon conversion of the Note (as defined in Note 4), to purchase an aggregate of 18,525,000 shares of common stock in the calculation of diluted income per common share, since the inclusion of such warrants would be anti-dilutive. As a result, diluted net income per common share is the same as basic net income per common stock for the period presented.
The Company’s condensed consolidated statement of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of common stock subject to possible redemption outstanding since original issuance.
Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.
Non-redeemable common stock includes Founder Shares (as defined in Note 4) and non-redeemable shares of Class A common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock:
	For The Three Months Ended June 30, 2021	For The Six Months Ended June 30, 2021
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Income from investments held in Trust Account	$6,744	$46,218
Less: Company’s portion available to be withdrawn to pay taxes	(6,744)	(46,218)
Net income attributable	$—	$—
Denominator: Weighted average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	23,822,429	23,597,451
Basic and diluted net income per common share, Class A common stock subject to possible redemption	$—	$—
Non-Redeemable Common Stock
Numerator: Net income minus net earnings
Net loss	$(6,262,431)	$(1,617,438)
Less: Net income allocable to Class A common stock subject to possible redemption	—	—
Non-redeemable net loss	$(6,262,431)	$(1,617,438)
Denominator: weighted average Non-redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	8,521,321	8,746,299
Basic and diluted net loss per common share, Non-redeemable common stock	$(0.73)	$(0.18)
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. No amounts were accrued for the payment of interest and penalties as of June 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses(“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions.
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.
Note 3 — Initial Public Offering
On December 22, 2020, the Company consummated its Initial Public Offering of 25,875,000 Units, including 3,375,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.
Each Unit consists of one share of Class A common stock, and one-half of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
Note 4 — Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor and Jones & Associates, an affiliate of one of the underwriters of the Initial Public Offering, purchased 4,715,000 and 1,035,000 shares of the Company’s Class B common stock, par value $0.0001 per share, respectively, for an aggregate of 5,750,000 shares (the “Founder Shares”) for a total purchase price of $25,000. On December 17, 2020, the Company effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. Of the 6,468,750 Founder Shares outstanding, up to 843,750 shares are subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,587,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million.
Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $105,000 under the Note and repaid the Note in full on December 22, 2020.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.
Service and Administrative Fees
Commencing on the date that the Company’s securities were first listed on the Nasdaq through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to pay an affiliate of the Sponsor a total of $20,000 per month for office space, secretarial and administrative services provided to members of the management team. For the three and six months ended on June 30, 2021, Company incurred and paid approximately $60,000 and $120,000 in expenses for these services, respectively.
In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account.

Note 5 — Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were entitled to an underwriting discount of $0.10 per Unit, or approximately $2.6 million, paid upon the closing of the Initial Public Offering.
Business Combination Marketing Agreement
The Company engaged certain underwriters in connection with the Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the agreement with underwriters, the marketing fee payable to the underwriters will be 3.5% of the gross proceeds of the Initial Public Offering. The marketing fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of such agreement.
Note 6 — Derivative Warrant Liabilities
As of June 30, 2021 and December 31, 2020, the Company had 12,937,500 Public Warrants and 5,587,500 Private Warrants outstanding.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable (except as described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:
•
in whole and not in part;

•
at a price of $0.01 per Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described above) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the

Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants for when the price per share of Class A common stock equals or exceeds $10.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

•
if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders; and

•
if the closing price of the shares of Class A common stock for any 20 trading days within a 30- trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock shall mean the volume-weighted average price of the Class A common stock during the ten trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment). In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 7 — Stockholders’ Equity
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021 and December 31, 2020, there were 25,875,000 shares of Class A common stock issued or outstanding including 23,203,068 and 23,364,811 shares subject to possible redemption that were classified as temporary equity in the accompanying unaudited condensed consolidated balance sheets, respectively.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On October 13, 2020, the Company issued 5,750,000 shares of Class B common stock to the Sponsor and Jones & Associates for an aggregate price of $25,000. On December 17, 2020, the Company effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. Of the 6,468,750 shares of Class B common stock outstanding, up to 843,750 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.

Holders of record of the Class A common stock and holders of record of the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitling the holder to one vote except as required by law.
The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity- linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
Note 8 — Fair Value Measurements
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
Description	Fair Value Measured as of December 31, 2021
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$258,749,858	$—	$—
Liabilities:
Derivative warrant liabilities – public warrants	$—	$—	$15,654,375
Derivative warrant liabilities – private warrants	—	—	6,760,880
	$258,749,858	$—	$22,415,255
Description	Fair Value Measured as of June 30, 2021
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$258,801,400	$—	$—
Liabilities:
Derivative warrant liabilities – public warrants	$15,266,250	$6,593,250	$—
Derivative warrant liabilities – private warrants	—	—	—
	$15,266,250	$6,593,250	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. In the six months ended June 30, 2021, the estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement as the Public Warrants were separately listed and traded beginning in February 2021.

Level 1 assets include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
The estimated fair value of the Private Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement as of June 30, 2021, as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. As such, the Private Placement Warrants are classified as Level 2.
The change in the fair value of derivative warrant liabilities for three and six months ended June 30, 2021 is summarized as follows:
	Public Warrants	Private Warrants	Total
Derivative warrant liabilities at January 1, 2021	$15,654,375	$6,760,880	$22,415,255
Change in fair value of derivative warrant liabilities	(3,881,250)	(1,676,250)	(5,557,500)
Derivative warrant liabilities at March 31, 2021	11,773,125	5,084,630	16,857,755
Change in fair value of derivative warrant liabilities	3,493,125	1,508,620	5,001,745
Derivative warrant liabilities at June 30, 2021	$15,266,250	$6,593,250	$21,859,500
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Seven Oaks Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Seven Oaks Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from September 23, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 23, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of the 2020 Financial Statements
As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and for the period from September 23, 2020 (inception) through December 31, 2020, have been restated
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020
Hartford, CT
March 31, 2021, except for the effects of the restatement discussed in Note 2, 7 and 9 as to which the date is June 3, 2021

SEVEN OAKS ACQUISITION CORP.
BALANCE SHEET
December 31, 2020
(Restated — See Note 2)
Assets:
Current assets:
Cash	$1,764,324
Prepaid expenses	759,541
Total current assets	2,523,865
Investments held in Trust Account	258,749,858
Total Assets	261,273,723
Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$52,319
Accrued expenses	103,335
Franchise tax payable	54,695
Total current liabilities	210,349
Derivative warrant liabilities	22,415,255
Total Liabilities	22,625,604
Commitments and Contingencies (Note 6)
Class A common stock, $0.0001 par value; 23,364,811 shares subject to possible redemption at $10.00 per share	233,648,110
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 2,510,189 shares issued and outstanding (excluding 23,364,811 shares subject to possible redemption)	251
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding	647
Additional paid-in capital	9,216,854
Accumulated deficit	(4,217,743)
Total stockholders’ equity	5,000,009
Total Liabilities and Stockholders’ Equity	$261,273,723
The accompanying notes are an integral part of these financial statements.

SEVEN OAKS ACQUISITION CORP.
STATEMENT OF OPERATIONS
For the Period from September 23, 2020 (inception) through December 31, 2020
(Restated — See Note 2)
General and administrative expenses	$84,565
General and administrative expenses – related party	20,000
Franchise tax expenses	54,695
Loss from operations	(159,260)
Financing costs – derivative warrant liabilities	(168,086)
Change in fair value of derivative warrant liabilities	(3,890,255)
Net loss from investments held in Trust Account	(142)
Net loss	$(4,217,743)
Weighted average shares outstanding of common stock subject to possible redemption, basic and diluted	25,571,831
Basic and diluted net income per share, common stock subject to possible redemption	$—
Weighted average shares outstanding of common stock – non-redeemable, basic and diluted	5,767,811
Basic and diluted net loss per share, common stock – non-redeemable	$(0.73)
The accompanying notes are an integral part of these financial statements.

SEVEN OAKS ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period from September 23, 2020 (inception) through December 31, 2020
(Restated — See Note 2)
	Common Stock
	Class A		Class B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – September 23, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders	—	—	6,468,750	647	24,353	—	25,000
Sale of units in initial public offering, less fair value of public warrants	25,875,000	2,588	—	—	245,809,913	—	245,812,501
Offering costs	—	—	—	—	(2,971,639)	—	(2,971,639)
common stock subject to possible redemption	(23,364,811)	(2,337)	—	—	(233,645,773)	—	(233,648,110)
Net loss	—	—	—	—	—	(4,217,743)	(4,217,743)
Balance – December 31, 2020	2,510,189	$251	6,468,750	$647	$9,216,854	$(4,217,743)	$5,000,009
The accompanying notes are an integral part of these financial statements.

SEVEN OAKS ACQUISITION CORP.
STATEMENT OF CASH FLOWS
For the period from September 23, 2020 (inception) through December 31, 2020
(Restated — See Note 2)
Cash Flows from Operating Activities:
Net loss	$(4,217,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Financing costs – derivative warrant liabilities	168,086
Change in fair value of derivative warrant liabilities	3,890,255
Net loss from investments held in Trust Account	142
Changes in operating assets and liabilities:
Prepaid expenses	(759,541)
Accounts payable	18,249
Accrued expenses	33,335
Franchise tax payable	54,695
Net cash used in operating activities	(812,522)
Cash Flows from Investing Activities
Cash deposited in Trust Account	(258,750,000)
Net cash used in investing activities	(258,750,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to the initial stockholders	25,000
Proceeds from note payable to related party	105,000
Repayment of note payable to related party	(105,000)
Proceeds received from initial public offering, gross	258,750,000
Proceeds received from private placement	5,587,501
Offering costs paid	(3,035,655)
Net cash provided by financing activities	261,326,846
Net increase in cash	1,764,324
Cash – beginning of the period	—
Cash – end of the period	$1,764,324
Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$70,000
Offering costs included in accounts payable	$34,070
Initial Value of Class A common stock subject to possible redemption	$237,636,460
Change in Value of Class A common stock subject to possible redemption	$(3,988,350)
The accompanying notes are an integral part of these financial statements.

SEVEN OAKS ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of Organization and Business Operations
Organization and General
Seven Oaks Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 23, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 23, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and the search for a target for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
Sponsor and Financing
The Company’s sponsor is Seven Oaks Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 17, 2020. On December 22, 2020, the Company consummated its Initial Public Offering of 25,875,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 3,375,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,587,500 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million (Note 5).
Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, $258.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act 1940, as amended (the “Investment Company Act”), which will be invested only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding advisory fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in connection with a Business Combination in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (the “initial stockholders”) agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 22, 2022 (the “Combination Period”), or any extended period of time that the Company may have to consummate an initial Business Combination as a result of an amendment to the amended and restated certificate of incorporation, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. The Sponsor and our officers and directors agreed to the waiver in connection with the Business Combination to induce Boxed to enter into the Merger Agreement. Such waivers are common in transactions of this sort and the Sponsor and our officers and directors did not view the waiver as separate from the Business Combination as a whole and did not receive separate consideration for the waiver. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 4) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Capital Resources
As of December 31, 2020, the Company had approximately $1.8 million in its operating bank accounts and working capital of approximately $2.4 million, (not taking into account tax obligations of approximately $55,000 that may be paid using investment income earned from Trust Account).
The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor and Jones & Associates, Inc. (“Jones & Associates”) to purchase Founder Shares (as defined in Note 5), and loan proceeds from the Sponsor of $105,000 under the Note (as defined in Note 5). The Company repaid the Note in full on December 22, 2020. Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Risk and Uncertainties
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.
Note 2 — Restatement of Previously Issued Financial Statements
In May 2021, the Audit Committee of the Company, in consultation with management, concluded that, because of a misapplication of the accounting guidance related to its public and Private Placement Warrants to purchase common stock that the Company issued in December 2020 (the “Warrants”), the Company’s previously issued financial statements for the period from September 23, 2020 (inception) through December 31, 2020 (the “Affected Periods”), should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Periods included in this Annual Report.
On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on December 22, 2020, the Company’s warrants were accounted for as equity within the Company’s previously reported balance sheets. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the warrants should be presented as liabilities at fair value with subsequent fair value remeasurement.
Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on December 22, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company Statement of Operations each reporting period.
Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued financial statements as of December 31, 2020 and for the period from September 23, 2020 (inception) through

December 31, 2020 should be restated because of a misapplication in the guidance around accounting for certain of our outstanding warrants to purchase common stock (the “Warrants”) and should no longer be relied upon.
Impact of the Restatement
The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Affected Period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.
	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$261,273,723	$—	$261,273,723
Liabilities and stockholders’ equity
Total current liabilities	$210,349	$—	$210,349
Deferred underwriting commissions		—	—
Derivative warrant liabilities	—	22,415,255	22,415,255
Total liabilities	210,349	22,415,255	22,625,604
Class A common stock, $0.0001 par value; shares subject to possible redemption	256,063,370	(22,415,260)	233,648,110
Stockholders’ equity
Preferred stock – $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	27	224	251
Class B common stock – $0.0001 par value	647	—	647
Additional paid-in-capital	5,158,732	4,058,122	9,216,854
Accumulated deficit	(159,402)	(4,058,341)	(4,217,743)
Total stockholders’ equity	5,000,004	5	5,000,009
Total liabilities and stockholders’ equity	$261,273,723	$—	$261,273,723
	Period From September 23, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations
Loss from operations	$(159,260)	$—	$(159,260)
Other (expense) income:
Financing costs – derivative warrant liabilities	—	(168,086)	(168,086)
Change in fair value of derivative warrant liabilities	—	(3,890,255)	(3,890,255)
Net loss from investments held in Trust Acount	(142)	—	(142)
Total other (expense) income	(142)	(4,058,341)	(4,058,483)
Net loss	$(159,402)	$(4,058,341)	$(4,217,743)
Basic and Diluted weighted-average Class A common shares outstanding	25,615,056	(43,225)	25,571,831
Basic and Diluted net income per Class A common shares	$—	—	$—
Basic and Diluted weighted-average Class B common shares outstanding	5,762,948	4,863	5,767,811
Basic and Diluted net loss per Class B common shares	$(0.03)	$(0.70)	$(0.73)

	Period From September 23, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Cash Flows
Net cash used in operating activities	(812,522)	—	(812,522)
Net cash used in investing activities	(258,750,000)	—	(258,750,000)
Net cash provided by financing activities	261,326,846	—	261,326,846
Net change in cash	$1,764,324	$—	$1,764,324
In addition, the impact to the balance sheet dated December 22, 2020, filed on Form 8-K on December 31, 2020 related to the impact of accounting for the public and private warrants as liabilities at fair value resulted in a $18.5 million increase to the derivative warrant liabilities line item at December 22, 2020 and offsetting decrease to the Class A common stock subject to possible redemption mezzanine equity line item. There was no change to total stockholders’ equity at the reported balance sheet date.
Note 3 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).
As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements for the period as of December 31, 2020, and the Affected Periods, are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Company will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of the Public Offering, (b) in which the Company’s total annual gross revenue is at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2020.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account as of December 31, 2020 are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities money market funds.
Investments Held in the Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, approximately $258.8 million, was placed in the Trust Account and invested in money market funds that invest in U.S. government securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.
The fair value of the Public Warrants (if not market observed) and Private Warrants is estimated using a Binomial Lattice in a risk-neutral framework. The future stock price of the Company is modeled assuming a Geometric Brownian Motion in a risk-neutral framework. For each modeled future price, the warrant payoff is calculated based on the contractual terms (incorporating any optimal early exercise / redemption), and then discounted at the term-matched risk-free rate. The value of the Warrants is calculated as the probability-weighted present value over all future modeled payoffs.
As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, income tax payable and franchise tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets (Level 1).
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs consist of legal, accounting, underwriting fees and other costs directly related to the Initial Public Offering. These costs were charged to additional paid-in capital upon the completion of the Initial Public Offering.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 23,364,811 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Derivative Warrant liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The Company issued 12,937,500 warrants in connection with the Initial Public Offering (the “Public Warrants”) 5,587,500 warrants in a Private Placement (the “Private Placement Warrants”). These warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants (if not market observed) and Private Warrants is estimated using a Binomial Lattice in a risk-neutral framework. The future stock price of the Company is modeled assuming a Geometric Brownian Motion in a risk-neutral framework. For each modeled future price, the Warrant payoff is calculated based on the contractual terms (incorporating any optimal early exercise / redemption), and then discounted at the term-matched risk-free rate. The value of the Warrants is calculated as the probability-weighted present value over all future modeled payoffs.
Net Income (Loss) Per Share of Common Stock
Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement, as well as the warrants issued upon conversion of the Note (as defined in Note 5), to purchase an aggregate of 18,525,000 shares of common stock in the calculation of diluted loss per common share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As a result, diluted net loss per common share is the same as basic net loss per common stock for the period presented.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of common stock subject to possible redemption outstanding since original issuance.
Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.
Non-redeemable common stock includes Founder Shares (as defined in Note 5) and non-redeemable shares of Class A common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.
The following table reflects the calculation of basic and diluted net income (loss) per common share:
For The Period From September 23, 2020 (inception) through December 31, 2020
Class A common stock subject to possible redemption
Numerator: Earnings allocable to common stock subject to possible redemption
Income from investments held in Trust Account	$(128)
Less: Company’s portion available to be withdrawn to pay taxes	128
Net income attributable	$—
Denominator: Weighted average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	25,571,831
Basic and diluted net income per common share, Class A common stock subject to possible redemption	$—

For The Period From September 23, 2020 (inception) through December 31, 2020
Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(4,217,743)
Net income allocable to Class A common stock subject to possible redemption	—
Non-redeemable net loss	$(4,217,743)
Denominator: weighted average Non-redeemable common stock	—
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	5,767,811
Basic and diluted net loss per common share, Non-redeemable common stock	$(0.73)

Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.
No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses(“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.
Note 4 — Initial Public Offering
On December 22, 2020, the Company consummated its Initial Public Offering of 25,875,000 Units, including 3,375,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $258.8 million, and incurring offering costs of approximately $3.1 million.

Each Unit consists of one share of Class A common stock, and one-half of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
Note 5 — Related Party Transactions
Founder Shares
On October 13, 2020, the Sponsor and Jones & Associates, an affiliate of one of the underwriters of the Initial Public Offering, purchased 4,715,000 and 1,035,000 shares of the Company’s Class B common stock, par value $0.0001 per share, respectively, for an aggregate of 5,750,000 shares (the “Founder Shares”) for a total purchase price of $25,000. On December 17, 2020, the Company effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. Of the 6,468,750 Founder Shares outstanding, up to 843,750 shares are subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters exercised their over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,587,500 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $5.6 million.
Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.
Related Party Loans
On October 13, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $105,000 under the Note and repaid the Note in full on December 22, 2020.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.
Service and Administrative Fees
Commencing on the date that the Company’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to pay an affiliate of the Sponsor a total of $20,000 per month for office space, secretarial and administrative services provided to members of the management team. For the period from September 23, 2020 through December 31, 2020, the Company incurred $20,000 of such expenses.
In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were entitled to an underwriting discount of $0.10 per Unit, or approximately $2.6 million, paid upon the closing of the Initial Public Offering.
Business Combination Marketing Agreement
The Company engaged certain underwriters in connection with the Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The scope of engagement excludes identifying and/or evaluating possible acquisition candidates. Pursuant to the agreement with underwriters, the marketing fee payable to the underwriters will be 3.5% of the gross proceeds of the Initial Public Offering. The marketing fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of such agreement.
Note 7 — Derivative Warrant Liabilities
The Company has 12,937,500 public warrants and 5,587,500 private warrants outstanding as of December 31, 2020.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable (except as described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:
•
in whole and not in part;

•
at a price of $0.01 per Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price (the “closing price”) of the Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants for when the price per share of Class A common stock equals or exceeds $10.00:
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

•
if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders; and

•
if the closing price of the shares of Class A common stock for any 20 trading days within a 30- trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock shall mean the volume-weighted average price of the Class A common stock during the ten trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 8 — Stockholders’ Equity
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 25,875,000 shares of Class A common stock issued or outstanding including 23,364,811 shares subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On October 13, 2020, the Company issued 5,750,000 shares of Class B common stock to the Sponsor and Jones & Associates for an aggregate price of $25,000. On December 17, 2020, the Company effected a 1.125-for-1 stock split of its Class B common stock, resulting in an aggregate of 6,468,750 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the stock split. Of the 6,468,750 shares of Class B common stock outstanding, up to 843,750 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter exercised its over-allotment option in full on December 22, 2020; thus, these 843,750 Founder Shares were no longer subject to forfeiture.
Holders of record of the Class A common stock and holders of record of the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitling the holder to one vote except as required by law.
The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity- linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
Note 9 — Fair Value Measurements
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2020
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$275,000,000	$—	$—
Liabilities:
Derivative warrant liabilities – Public warrants	$—	$—	$15,654,375
Derivative warrant liabilities – Private warrants	$—	$—	$6,760,880
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There was no transfer in or out of Level 3 measurements in the period from September 23 (inception) through December 31, 2020.
Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments. Level 3 instruments are comprised of derivative warrant liabilities measured at fair value using a Binomial Lattice model and Black-Scholes.
The fair value of the Public Warrants issued in connection with the Public Offering have been measured at fair value using a Binomial Lattice model. The fair value of the warrants issued in the Private Placement were estimated using Black-Scholes.
The estimated fair value of the Private Placement Warrants and the Public Warrants is determined using Level 3 inputs. Inherent in a Binomial Lattice model and Black-Scholes are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:
	As of December 22, 2020	As of December 31, 2020
Volatility	19.5%	21.0%
Stock price	$9.50	$9.75
Expected life of the options to convert	5.33	5.33
Risk-free rate	0.55%	0.53%
Dividend yield	0.0%	0.0%
The change in the fair value of the derivative warrant liabilities for the period from September 23, 2020 (inception) through December 31, 2020 is summarized as follows:
Derivative warrant liabilities at September 23, 2020 (inception)	$—
Issuance of Public and Private Warrants	18,525,000
Change in fair value of derivative warrant liabilities	3,890,255
Derivative warrant liabilities at December 31, 2020	$22,415,255
Note 10 — Income Taxes
The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.

The income tax provision (benefit) consists of the following:
Period from September 23, 2020
(inception) through December 31, 2020
Current
Federal	$—
State	—
Deferred
Federal	(33,474)
State	—
Valuation allowance	33,474
Income tax (benefit) provision	$—
The Company’s net deferred tax assets are as follows:
December 31, 2020
Deferred tax assets:
Net-operating loss carryforward	$15,716
Start-up/Organization costs	17,758
Total deferred tax assets	33,474
Valuation allowance	(33,474)
Deferred tax asset, net of allowance	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.
There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:
December 31, 2020
Statutory federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	(19.4)%
Financing costs – derivative warrant liabilities	(0.8)%
Change in valuation allowance	(0.8)%
Income tax provision expense	0.0%
Note 11 — Subsequent Events
Management has evaluated subsequent events to determine if events or transactions occurring through June 3, 2021, the date the financial statements were issued required potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Giddy Inc. d/b/a Boxed
Condensed Consolidated Balance Sheets
As of June 30, 2021 and December 31, 2020 (Unaudited)
	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,241,162	$30,043,046
Accounts receivable, net	3,364,432	2,910,079
Inventories	12,919,596	13,964,510
Prepaid expenses and other current assets	4,112,322	2,131,895
TOTAL CURRENT ASSETS	33,637,512	49,049,530
Property and equipment, net	8,687,513	10,411,396
Other long-term assets	189,456	204,122
TOTAL ASSETS	$42,514,481	$59,665,048
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$13,324,831	$9,072,929
Accrued expenses	7,315,269	5,802,135
Deferred revenue	4,155,752	2,435,909
Other current liabilities	17,383,407	14,958,064
Term loan – current portion	3,750,000	3,750,000
Warrants to purchase common shares	149,893	49,863
Warrants to purchase preferred shares	672,978	2,072,536
TOTAL CURRENT LIABILITIES	46,752,130	38,141,436
LONG-TERM TERM LOAN	1,875,000	3,750,000
LONG-TERM OTHER LIABILITIES	559,063	1,015,248
CONVERTIBLE PREFERRED STOCK
Class A preferred stock	8,023,239	8,023,239
$0.00001 par value per share; 6,952,573 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively
Class B preferred stock	24,999,769	24,999,769
$0.00001 par value per share; 5,690,347 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively
Class C-1 & C-2 preferred stock	123,566,111	123,566,111
$0.00001 par value per share; 11,652,624 shares authorized as of both June 30, 2021 and December 31, 2020; 11,564,263 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively

Class C-3 preferred stock	5,734,356	7,066,283
$0.00001 par value per share; 1,692,100 shares authorized as of both June 30, 2021 and December 31, 2020; 589,348 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively

Class D preferred stock	119,620,218	119,620,218
$0.00001 par value per share; 11,570,174 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively
Class E preferred stock	41,925,138	41,925,138
$0.00001 par value per share; 6,016,811 shares authorized, issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively
TOTAL CONVERTIBLE PREFERRED STOCK	323,868,831	325,200,758
STOCKHOLDERS’ DEFICIT
Common stock	99	99
Common stock, $0.00001 par value per share; 70,000,000 shares authorized as of both June 30, 2021 and December 31, 2020; 9,935,635 and 9,888,776 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively

Additional paid-in capital	9,256,634	6,982,996
Accumulated deficit	(339,797,276)	(315,425,489)
TOTAL STOCKHOLDERS’ DEFICIT	(330,540,543)	(308,442,394)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$42,514,481	$59,665,048
See accompanying notes to the unaudited condensed consolidated financial statements.

Giddy Inc. d/b/a Boxed
Condensed Consolidated Statements of Operations
For the Six Months Ended June 30, 2021 and 2020 (Unaudited)
	For the Six Months Ended June 30,
	2021	2020
Net revenue	$83,207,750	$103,065,712
Cost of sales	(73,159,786)	(90,146,352)
Gross profit	10,047,964	12,919,360
Advertising expense	(9,444,631)	(1,206,518)
Selling, general, and administrative expense	(26,045,568)	(26,383,902)
Loss from operations	(25,442,235)	(14,671,060)
Other income (expense), net	1,070,447	(4,794,927)
Loss before income taxes	(24,371,788)	(19,465,987)
Income taxes	—	—
Net loss	$(24,371,788)	$(19,465,987)
Net loss per common share:
Basic net loss per common share	$(2.32)	$(1.93)
Diluted net loss per common share	$(2.32)	$(1.93)
Weighted average shares outstanding:
Basic	9,925,159	9,834,428
Diluted	9,925,159	9,834,428
See accompanying notes to the unaudited condensed consolidated financial statements.

Giddy Inc. d/b/a Boxed
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
For the Six Months Ended June 30, 2021 and 2020 (Unaudited)
	Total Convertible Preferred Stock		Common		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2021	42,383,516	$325,200,758	9,888,776	$99	$6,982,996	$(315,425,489)	$(308,442,394)
Stock-based compensation	—	—	—	—	854,484	—	854,484
Exercises of common stock options	—	—	46,859	—	87,228	—	87,228
Series C-3 preferred stock remeasurement	—	(1,331,926)	—	—	1,331,926	—	1,331,926
Other adjustments	—	—	—	—	—	1	1
Net loss	—	—	—	—	—	(24,371,788)	(24,371,788)
Balances at June 30, 2021	42,383,516	$323,868,831	9,935,635	$99	$9,256,634	$(339,797,276)	$(330,540,543)
	Total Convertible Preferred Stock		Common		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2020	36,366,705	$282,185,326	9,833,563	$99	$6,045,644	$(280,988,910)	$(274,943,167)
Stock-based compensation	—	—	—	—	1,098,839	—	1,098,839
Exercises of common stock options	—	—	2,001	—	35,004	—	35,004
Issuance of Series E preferred stock for cash	4,233,043	30,000,000	—	—	—	—	—
Issuance of Series E preferred stock for conversion of convertible promissory notes	1,783,768	12,644,170	—	—	—	—	—
Stock issuance costs	—	—	—	—	(3,408)	—	(3,408)
Series C-3 preferred stock remeasurement	—	(518,626)	—	—	518,626	—	518,626
Other adjustments	—	—	—	—	(120)	2	(118)
Net loss	—	—	—	—	—	(19,465,987)	(19,465,987)
Balances at June 30, 2020	42,383,516	$324,310,870	9,835,564	$99	$7,694,585	$(300,454,895)	$(292,760,211)
See accompanying notes to the unaudited condensed consolidated financial statements.

Giddy Inc. d/b/a Boxed
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2021 and 2020 (Unaudited)
	For the Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(24,371,788)	$(19,465,987)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,464,157	2,291,761
Stock-based compensation	854,484	1,098,839
Bad debt expense/(change in reserve)	(115,227)	93,126
Change in fair value of warrants	(1,299,528)	226,312
Change in fair value of embedded derivative	—	4,323,770
Loss on extinguishment of convertible note	—	102,972
Other non-cash items	99,100	840,982
Changes in assets and liabilities:
Receivables, net	(339,126)	1,186,797
Prepaid and other current assets	(1,980,427)	687,388
Inventories	1,044,914	(51,792)
Deferred revenue	1,719,843	365,214
Accrued expenses	1,513,134	1,027,442
Other current liabilities	2,425,345	(222,223)
Accounts payable	4,251,902	(127,978)
Long-term liabilities	(417,215)	365,625
Net cash used in operating activities	(14,150,432)	(7,257,752)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(838,209)	(1,462,260)
Other investing activities	13,500	—
Net cash used in investing activities	(824,709)	(1,462,260)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on finance lease obligations	(38,971)	(33,950)
Proceeds from options exercise	87,228	35,004
Proceeds from sale of preferred stock	—	30,000,000
Preferred stock issuance costs	—	(3,408)
Proceeds from convertible note issuance	—	8,217,304
Repayments from borrowing	(1,875,000)	(7,520,000)
Proceeds from borrowing	—	10,132,500
Net cash provided by financing activities	(1,826,743)	40,827,449
Total change in cash	(16,801,884)	32,107,437
CASH BEGINNING OF PERIOD	30,043,046	12,889,931
CASH END OF PERIOD	$13,241,162	$44,997,368
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Cash paid for taxes	$1,628	$3,788
Cash paid for interest	$220,786	$203,847
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITES:
Conversion of convertible promissory note to preferred stock	$—	$12,644,170
Deferred transaction costs included in accrued expense & accounts payable	$1,312,481	$—
See accompanying notes to the unaudited condensed consolidated financial statements.

GIDDY INC. d/b/a BOXED
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)
1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business Description — Giddy Inc. d/b/a Boxed (the “Company”) is a leading e-commerce wholesale club serving consumers and businesses in the continental United States offering consumer product goods in bulk sizes. The Company generates net revenue through direct retail sales of third-party and private-labeled goods, which includes all sales generated primarily through the Company’s website, mobile-optimized website, and mobile applications (“platforms”).
On June 13, 2021, the Company entered into a definitive agreement (“Business Combination Agreement”) with a wholly owned subsidiary of Seven Oaks Acquisition Corp. (“Seven Oaks”), a special purpose acquisition company (the “SPAC”). Under the Business Combination Agreement, Seven Oaks has agreed to acquire all outstanding equity interests of the Company for approximately $550,000,000 in aggregate consideration. The Company’s existing stockholders will receive in consideration in the form of shares of common stock of the post-merger company. The transaction will be accounted for as a reverse capitalization and the Company has been determined to be the accounting acquirer. There can be no assurance as to when or if the closing of the proposed transaction will occur.
On June 13, 2021, in connection with the execution of the Business Combination Agreement, Seven Oaks entered into subscription agreements with the PIPE investors, pursuant to which PIPE investors have agreed to purchase an aggregate of 3,250,000 shares of Seven Oaks common stock in private placement at a price of $10.00 per share for an aggregate commitment of $32,500,000. In addition, on this date, Seven Oaks agreed to issue and sell an aggregate of $87,500,000 of principal amount of convertible notes, in private placement. The convertible notes will be convertible for shares of common stock at a conversion price of $12.00 per share and will bear interest at 7.00% annually.
Principles of Consolidation — The accompanying condensed consolidated financial statements of Giddy Inc. d/b/a Boxed include its wholly owned subsidiaries, Jubilant LLC, and Ashbrook Commerce Solutions LLC, because these entities are all under common control and common management. Any intercompany accounts and transactions have been eliminated in consolidation.
Basis of Presentation — The accompanying condensed consolidated financial statements of Giddy Inc. d/b/a Boxed are unaudited and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair statement of the Company’s condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission. They do not include all information and notes required by US GAAP for annual financial statements.
The unaudited results of operations for the six months ended June 30, 2021 are not necessarily indicative of future results or results to be expected for the full fiscal year ended December 31, 2021.
These unaudited condensed consolidated financial statements, including the Company’s significant accounting policies, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.
Considerations Related to COVID-19 — The ongoing spread of COVID-19 throughout the United States and internationally, as well as measures implemented by government authorities to minimize transmission of the virus have had, and continue to have, negative and positive implications for the Company’s business. Though many areas have begun relaxing such restrictions, varying levels of restrictions remain and may be increased.
In the preparation of these condensed consolidated financial statements and related disclosures we have assessed the impact that COVID-19 has had on the Company’s estimates, assumptions, forecasts, and accounting policies and made additional disclosures, as necessary. As COVID-19 and its impacts are unprecedented and ever evolving, future events and effects related to the pandemic cannot be determined with precision and actual results could significantly differ from estimates or forecasts.
Going Concern, Liquidity and Management’s Plan — As an emerging growth enterprise, the Company’s strategy is to fund growth primarily through the investment of capital at the expense of short-term profitability. As a result, the Company relies on private investors and lenders to fund its growth strategy until such time that the Company’s ongoing growth can be realized primarily through the sustained generation of positive cash flows from operations. As of June 30, 2021, the Company had total cash and cash equivalents of $13,241,162 and an accumulated deficit, which is attributed to the recurring losses the Company has incurred since inception as a result of its intended growth strategy. In this regard, the Company’s net loss and net cash used in operating activities amounted to $(24,371,788) and $(14,150,432), respectively, for the six months ended June 30, 2021.
To date, the Company has raised a substantial amount of capital from outside investors and lenders through the issuance of preferred stock, term loans, and revolving credit facilities and expects this reliance to continue for the foreseeable future. However, as of June 30, 2021, the Company had no additional capital available for borrowing and no firm commitment from current or prospective investors to provide the Company additional capital to fund operations in the foreseeable future. While management believes the Company will be able to obtain additional capital, no assurance can be provided that such capital will be obtained or on terms that are acceptable to the Company. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern, which may require the Company to seek other strategic alternatives such as a further reduction in the Company’s current cost structure, or a recapitalization of the Company’s balance sheet and related debt and equity if management’s plans to alleviate these uncertainties are not successful. The accompanying condensed consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going-concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying condensed consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.
Estimates — The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the condensed consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, income taxes, revenue deferrals, the fair value of stock options, and the fair value of common and preferred stock warrants. On a regular basis, management reviews its estimates utilizing currently available information, changes in fact and circumstances, historical experience, and reasonable assumptions. Given the global economic climate and additional or unforeseen effects from the COVID-19 pandemic, these estimates may become more challenging, and actual results could differ materially from these estimates.
Segment Information — The Company manages and reports its operating results through two reportable segments defined by its products and services: Retail and Software & Services. See Note 14 for Segment Reporting for the six months ended June 30, 2021 and 2020.
Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost, which approximates market value.
Accounts Receivable, Net — Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company estimates that the allowance for doubtful accounts based on historical losses, existing economic conditions, and other information available at the balance sheet date. Uncollectable accounts are written off against the allowance after all collection efforts have been exhausted.
Accounts receivable includes $924,764 and $1,021,506 of credit card receivables at June 30, 2021 and December 31, 2020, respectively. The Company has recorded an allowance of $107,357 and $205,384 as of June 30, 2021 and December 31, 2020, respectively.
Fair Value of Financial Instruments — Assets and liabilities are measured at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The three levels of inputs used to measure fair value are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full-term of the asset or liability.
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the asset of liability.
The hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
Concentrations of Risk — Certain financial instruments potentially subject us to concentrations of credit risk. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company’s cash balances are primarily on deposit at high credit quality financial institutions. The cash balances in all accounts held at financial institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (“FDIC”) through June 30, 2021. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. Management believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the respective financial institutions.
The risk with respect to accounts receivable is managed by the Company through its policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. As of June 30, 2021 and December 31, 2020, one third-party seller accounted for approximately 67.4% and 54.3% of the Company’s outstanding receivables, respectively.
Leases — The Company leases its office facilities and fulfillment centers under operating lease agreements. Rent expense under the Company’s operating leases typically provide for fixed, non-contingent rent escalations. Rent expense is recognized on a straight-line basis over the non-cancellable term of each underlying lease. The Company also receives landlord contributions related to certain lease agreements that are recognized as deferred rent on the condensed consolidated balance sheet and treated as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date the Company becomes legally obligated for the rent payments or when it takes possession of the leased space, whichever is earlier.
Inventories — Inventories consisting of finished goods are stated at the lower of cost or net realizable value. Inventory costs are determined using the first in, first out method. Inventory costs include price reductions and allowances offered by vendors.
Property and Equipment, Net — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, which range from 3-7 years (see table below). Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. Improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred.
Estimated Useful Lives
Leasehold improvements	7 years
Warehouse equipment	5 years
Computers and small tools	3 years
Furniture and fixtures	7 years
Capital lease asset	7 years
Software development	4 years

Software Development Costs — The Company classifies software development costs as either internal use software or external use software. The Company accounts for costs incurred to develop internal use software in accordance with ASC 350-40, Internal Use Software. Consequently, the Company capitalizes certain external costs and internal labor-related costs associated with the development of its platforms and internal-use software products after the preliminary project stage is complete and until the software is ready for its intended use. Costs incurred in the preliminary stages of development, after the software is ready for its intended use and for maintenance of internal-use software are expensed as incurred. Upgrades and enhancements are capitalized to the extent they will result in added functionality. Capitalized software costs are included in property and equipment — net within the condensed consolidated balance sheet and are amortized over the remaining useful life of four years.
In accordance with ASC 985-20, Costs of Software to be Sold, Leased or Marketed, the software development costs incurred in the research and development of software products or the software component of products to be sold, leased, or marketed to external users are expensed as incurred until technological feasibility has been established. Technological feasibility is established upon the completion of a working model. Software development costs incurred after the establishment of technological feasibility and until the product is available for general release are capitalized, provided recoverability is reasonably assured. Software development costs are stated at the lower of unamortized cost or net realizable value. Net realizable value for each software product is assessed based on anticipated profitability applicable to revenues of the related product in future periods. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for using the straight-line method over the estimated life of the respective product. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented in this report.
Impairment of Long-Lived Assets — The Company periodically evaluates the need to recognize impairment losses relating to long-lived assets in accordance ASC 360, Property, Plant, and Equipment. Long-lived assets are evaluated for recoverability whenever events or circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows, on an undiscounted basis, expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company would write the asset down to fair value and record an impairment charge accordingly. As of June 30, 2021 and December 31, 2020, there were no such events or circumstances that indicate a need for such evaluation.
Debt — The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt and debt issuance costs associated with the Credit Agreement (as defined in Note 4). Debt issuance costs have historically been immaterial. Interest expense was $209,275 and $206,700 for the six months ended June 30, 2021 and 2020, respectively.
Equity — The Company’s equity structure consists of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock. The Company analyzed the relevant provisions of ASC 480, Distinguishing Liabilities from Equity, and determined the preferred shares should be recognized as temporary equity. Refer to Note 9.
Employee Benefit Plan — The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There were no employer contributions under this plan for the six months ended June 30, 2021 and 2020.
Stock-Based Compensation — The Company measures and records the expense related to stock-based awards based upon the fair value at the date of grant.
Stock-based compensation awards are recorded in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees to be recognized as expenses in the condensed consolidated statements of operations based on their grant date fair values. The Company has granted stock options and restricted stock awards. Restricted stock awards are determined based on the fair market value of the common stock on the date of the grant.

The Company estimated the grant date fair value of each common stock option using the Black-Scholes option-pricing model. The fair value of restricted stock and restricted stock awards on the date of the grant was determined by the Board of Directors. The use of the Black-Scholes option-pricing model required management to make the following assumptions:
Expected Volatility — The Company estimates volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term — Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Because the Company’s common stock is not yet publicly traded, the Company estimates the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s convertible Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Net Loss Per Share — Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the convertible preferred stock, common stock warrants, preferred stock warrants, and common stock options outstanding are considered to be potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the convertible preferred stock are considered to be participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. Accordingly, the Company’s net loss is attributed entirely to common stockholders. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.
Income Taxes — In accordance with ASC 740, Income Taxes, the Company applies the guidance accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the balance sheet recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination be taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.
Revenue Recognition — In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) effective January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. Adoption of ASC 606 did not impact the timing of revenue recognition in the Company’s financial statements. The Company elects to apply the practical expedient to forego the disclosure of revenue related to performance obligations that are part of a contract whose original expected duration is less than one year with the exception of software license revenue. For services related to software license revenue, revenue allocated to the remaining performance obligations, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods, was $7,659,000, $10,500,000, and $1,200,000 as of June 30, 2021 for implementation fees, floor license fees, and maintenance fees for the initial contract term of five years, respectively. The Company expects to recognize $7,659,000, $10,500,000, and approximately $180,000 in implementation fees, floor license fees, and maintenance fees, respectively, over the next 12 months, based on an estimated go-live date in the fourth quarter of 2021.
(a)
Retail Revenue — The Company’s Retail revenue is generated from following revenue streams:

Merchandise Sales — The Company offers merchandise in the following core merchandise categories: grocery, snacks, beverages, and household and cleaning products. Revenue generated through the Company’s e-commerce platform is recognized when control of the goods ordered are transferred to the customer, which generally occurs upon delivery to the customer. Deferred revenue consists of payments received from customers for goods not yet shipped by the end of the period. As the shipments in-transit represent unsatisfied performance obligations, the revenue is deferred until delivery to the customer is complete.
Subscription Sales — The Company charges a membership fee to customers who sign up for the Company’s Boxed Up program. That fee allows customers to earn cash back on every purchase, access to exclusive discounts, and free shipping over a minimum order amount. The duration of the membership is generally 12 months. Because the Company has the obligation to provide access to its website for the duration of the membership term, the Company recognizes membership fees on a straight-line basis over the life of the membership. The Company’s deferred revenue related to membership fees was $709,026 and $728,207 as of June 30, 2021 and December 31, 2020, respectively.
Outbound Delivery Fees — Outbound delivery fees are included in customer billing and are recorded as revenue as control of the product is transferred to customers upon delivery. Delivery charges to customers were $827,885 and $1,801,316 for the six months ended June 30, 2021 and 2020, respectively. Outbound Delivery Fees are included in net revenue in the condensed consolidated statement of operations.
Marketing Fees — The Company provides a mix of marketing services to merchants. The Company provides merchants access to its e-commerce platform where merchants display and sell their products to users. The Company also provides advertising services to help merchants promote their products within the Company’s platform. The Company recognizes revenue when a user’s order is processed, and the related order information has been made available to the merchant. Revenue from marketing fees charged to vendors and partners were $744,249 and $746,236 for the six months ended June 30, 2021 and 2020, respectively. Marketing Fees are included in net revenue in the condensed consolidated statement of operations.
Returns and Refunds — The Company’s contracts with customers are generally sold with a right of return. Historically the returns have been immaterial and recognized in the period which the products are returned.
Sales Tax Collected — In the ordinary course of business, the Company collects sales tax on items purchased by its customers that are taxable in the jurisdictions when the purchases take place. These taxes are then remitted to the appropriate taxing authority. The Company excludes these taxes collected from net revenue in its financial statements.

(b)
Software & Services Revenue — The Company’s Software & Services revenue is generated from its software licensing arrangements.

Software License Revenue — The Company generates revenue through software license agreements. These agreements allow the customers the Company engages with to take possession of the software for usage of the Company’s IP, and host that software in an on-premise, or cloud-based infrastructure environment, at the customer’s election. A software license contract with multiple performance obligations typically includes the following elements: implementation services, software license, training services, and maintenance and support services. The total transaction price of a software license contract includes a fixed fee and may include forms of variable consideration, such as platform usage fees. Revenue is recognized as the performance obligations are satisfied. Specifically, implementation revenue is recognized over time utilizing the input method, based on a cost-to-cost analysis; software license revenue is recognized at the point in time at the go-live date of the software and upon settlement of variable fees, accounted using the sales-based royalty exception; training revenue is recognized when the training is delivered to the customer without regard to a detailed evaluation of the point in time criteria due to the short-term nature of the training services (completed within the same quarterly reporting period); and maintenance and support revenue is recognized over time on a straight-line basis over the contract period. For contracts with multiple performance obligations, we allocate the contract price to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices using a cost plus a margin approach. The total transaction price for the Company’s current contract related to software license revenue includes fixed and variable consideration.
(c)
Contract Liabilities

Deferred revenue is a contract liability primarily related to billings in advance of revenue recognition as described within the revenue streams above. The following table represents a rollforward of deferred revenue:
Contract liabilities (deferred revenue)
December 31, 2020	$2,435,909
Increases due to invoicing prior to satisfaction of performance obligations	15,233,213
Performance obligations satisfied during the period	(13,513,370)
June 30, 2021	$4,155,752

(d)
Revenue Disaggregation

Revenue Disaggregation — The Company had total net revenues of $83,207,750 and $103,065,712 for the six months ended June 30, 2021 and 2020, respectively. The Company manages and reports its operating results through two reportable segments defined by its products and services: Retail and Software & Services. The Company’s Retail operations represent the majority of all its condensed consolidated total revenues.
The following table summarizes the Company’s percentage of net Retail revenue disaggregated by sales channel:
	For the Six Months Ended June 30,
	2021	2020
Direct Sales(1)	$70,093,690	$95,900,234
Channel Sales(2)	8,972,960	7,165,478
Software & Services(3)	4,141,100	—

(1)
Direct Sales includes retail direct to consumer sales on the Company’s e-commerce platform.

(2)
Channel Sales includes retail sales on other third-party platforms.

(3)
Software & Services includes revenue generated from a software licensing agreement.

Other Income (Expense), Net — Other income (expense), net, consists primarily of gains (losses) resulting from fair value valuations and adjustments on the convertible notes and liability-classified warrants.
Customer Incentives — The Company offers its customers various sales incentives including sales discounts, loyalty rewards, and free items with purchases. The Company records a reduction of net revenue at the time the discount is taken and at the time loyalty rewards are earned. Historically loyalty rewards have been immaterial to the Company.
Vendor Rebates — The Company has agreements with its suppliers to receive funds for promotions, volume rebates, and marketing. Amounts earned and due from suppliers under these agreements are included in prepaid expenses and other current assets in the condensed consolidated balance sheet. Vendor rebates received by the Company reduce the carrying cost of inventory and are recognized in cost of sales in the condensed consolidated statements of operations when the related inventory is sold.
Cost of Sales — Cost of goods sold consists of the costs of merchandise, expenses for shipping to and from clients and inbound freight, inventory write-offs and changes in the Company’s inventory reserve, payment processing fees, and packaging materials costs, offset by vendor funded promotions and various vendor allowances.
Delivery Costs — Outbound shipping and handling costs incurred to deliver merchandise to customers amounted to $13,295,893 and $13,874,171 for the six months ended June 30, 2021 and 2020, respectively. The delivery costs are included in cost of sales in the condensed consolidated statements of operations.
Selling, General and Administrative Expense- Selling, general and administrative expense consists primarily of salaries and benefits for warehouse employees as well as all regional and home office employees, including buying personnel. Selling, general and administrative expenses also include substantially all building and equipment depreciation, research and development expense, bank service charges, utilities, as well as other operating costs incurred to support e-commerce website operations. In accordance with ASC 730-10-25, Research and Development, research and development costs are charged to expense as and when incurred in the development of software products to be sold, leased, or marketed to external parties. Research and development expense incurred was $810,804 and $1,162,740 for the six months ended June 30, 2021 and 2020, respectively.
Advertising Expense — The Company expenses advertising as incurred. Advertising expense was $9,444,631 and $1,206,518 for the six months ended June 30, 2021 and 2020, respectively. These costs are included in advertising expense in the condensed consolidated statements of operations. Included in prepaid expenses and other current assets in the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020 are prepayments for future advertising expenses of approximately $400,590 and $9,192, respectively.
Transaction Costs — The Company applies the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” The Company incurred $2,911,076 for the six months ended June 30, 2021, in advisory, legal, accounting and management fees in conjunction with the pending Business Combination (as detailed above), which are included in selling, general and administrative expenses on the condensed consolidated statement of operations. Direct and specific incremental transaction costs related to the pending Business Combination that would not otherwise have been incurred will be treated as a reduction of the cash proceeds and deducted from the Company’s additional paid-in capital upon consummation of the Business Combination. Accordingly, $1,312,481 was deferred related to equity issuance costs as of June 30, 2021.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements — The accounting pronouncements the Company adopted are set forth in its audited financial statements for fiscal year 2020. There have been no material changes to these accounting pronouncements.
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06 — Debt — Debt with Conversion and Other Options (Subtopic 470-20) and

Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted net income per share calculation in certain areas. The Company early adopted this standard in the first quarter of 2021, effective as of January 1, 2021, on a modified retrospective basis. The effect of this standard was not material to the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for stock-based payments granted to nonemployees for goods and services. This guidance will better align the treatment of stock-based payments to nonemployees with the requirements for such stock-based payments granted to employees. The new standard is effective for fiscal years beginning after December 15, 2019 for private companies, including interim periods within such fiscal year. The company has adopted this standard effective January 1, 2020 in the preparation of its condensed consolidated financials statements. The impact of adopting this pronouncement did not have a material impact on the Company’s condensed consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the existing disclosure requirements for fair value measurements in Topic 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The guidance was adopted effective January 1, 2020 and did not have a material impact on the Company’s condensed consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This new guidance will change how entities account for credit impairment for trade and other receivables, as well as for certain financial assets and other instruments. ASU 2016-13 will replace the current “incurred loss” model with an “expected loss” model. Under the “incurred loss” model, a loss (or allowance) is recognized only when an event has occurred (such as a payment delinquency) that causes the entity to believe that a loss is probable (i.e., that it has been “incurred”). Under the “expected loss” model, an entity will recognize a loss (or allowance) upon initial recognition of the asset that reflects all future events that will lead to a loss being realized, regardless of whether it is probable that the future event will occur. The “incurred loss” model considers past events and current conditions, while the “expected loss” model includes expectations for the future which have yet to occur. ASU 2016-13 is effective for private companies beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adoption of the new standard on the condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 35-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that does not include a license to internal-use software (a cloud computing arrangement) with one that does. The new standard is effective for fiscal years beginning after December 15, 2020 for private companies, and interim periods within fiscal years beginning after December 15, 2021. The Company does not believe the adoption of this ASU will have a material impact on its condensed consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effect that implementation of this standard will have on the Company’s condensed consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which requires a lessee to recognize in its balance sheet an asset and liability for most leases with a term greater than 12 months. Lessees should recognize a liability to make lease payments and a right-of-use asset representing the lessee’s right to use the underlying asset for the lease term. On June 3, 2020, the FASB deferred the effective date of ASC 842 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its financial statements but believes that there will be right of use assets and lease liabilities recognized on the Company’s condensed consolidated balance sheet and an immaterial impact on the Company’s condensed consolidated statement of operations.
2.   PROPERTY AND EQUIPMENT
Property and equipment — net consist of the following at June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
Leasehold improvements	$8,160,889	$8,147,638
Warehouse equipment	2,272,041	2,192,471
Computers and small tools	1,192,140	1,061,177
Furniture and fixtures	95,064	95,064
Software development	14,222,944	13,608,520
Work in progress	260,893	359,992
	26,203,971	25,464,862
Less: Accumulated depreciation and amortization	(17,516,458)	(15,053,466)
Property and equipment, net	$8,687,513	$10,411,396
The Company recorded depreciation and amortization expense of $2,464,157 and $2,291,761 for the six months ended June 30, 2021 and 2020, respectively, of which $993,266 and $1,051,118, respectively, related to software development costs.
3.
OTHER CURRENT LIABILITIES

As of June 30, 2021 and December 31, 2020, the major components of other current liabilities consisted of the following:
	June 30, 2021	December 31, 2020
Credit card payable	$12,658,045	$10,473,079
Accrued sales tax payable	1,683,434	1,845,831
Deferred rent – short term	510,839	622,940
Credits liability	621,269	633,287
Other accrued liabilities	1,909,820	1,382,927
Total	$17,383,407	$14,958,064

4.   DEBT
As of June 30, 2021 and December 31, 2020, there was $5,625,000 and $7,500,000 outstanding on the term loan, respectively, of which $3,750,000 was classified as current for both periods. The estimated fair value of long-term term debt approximated its carrying value as of these reporting dates.
	June 30, 2021	December 31, 2020
7th Amendment Term Loan, matures December 2022	$5,625,000	$7,500,000
Total Term Debt	5,625,000	7,500,000
Less: Current Portion	(3,750,000)	(3,750,000)
Long-term term Loan	$1,875,000	$3,750,000
Aggregate principal maturities of debt as of June 30, 2021 are as follows:
June 30, 2021
2021	$3,750,000
2022	1,875,000
2023	—
2024	—
Total	$5,625,000
As of both June 30, 2021 and December 31, 2020, the Company had approximately $2,571,667 of letters of credit issued, of which none were drawn.
The Credit Agreement, as defined in the Notes to the Annual Report, contains a certain number of affirmative and negative covenants, which, among other things, requires the Company to maintain collateral accounts, a liquidity ratio (calculated as the unrestricted cash plus 60% of the value of net billed accounts receivable divided by the aggregate amount of the obligations of the Credit Agreement) of greater than 1.25 to 1.00 and restricts the Company’s ability to pay dividends or make any distributions, incur subsidiary indebtedness, incur liens, sell substantially all of the Company’s assets, and consummate fundamental changes. The Credit Agreement also subjects the Company to certain reporting covenants. The Company is required to provide monthly financials, inventory transactions report, summary payables and receivables reports and a signed compliance letter. As of June 30, 2021, the Company is in compliance with all affirmative covenants, negative covenants, and reporting requirements under the Credit Agreement.
5.
NOTES PAYABLE

On May 15, 2020, May 26, 2020 and May 29, 2020, the Company issued Subordinated Convertible Promissory Notes (each, a “Note”) in an aggregate principal amount of $8,215,000 pursuant to the Note Purchase Agreement, dated May 15 2020, by and among the Company and the noteholders. The maturity date of the Notes is the earlier of (a) two years from the Note issuance; (b) upon acceleration due to an Event of Default; and (c) upon conversion of the Notes in connection with the Company raising equity proceeds of $25,000,000 or more inclusive of the principal amount of the Notes. The Notes accrue .25% simple interest per annum (the short-term AFR fixed on the respective Note issuance date). The Notes converted into Series E-2 preferred stock as a result of the Series E raise in June 2020.
In accordance with ASC 815-15-25 the conversion feature of the Promissory Note was considered an embedded derivative instrument that required bifurcation and separate accounting. The feature was recorded at its fair value at issuance date and separated from the underlying note value. The Promissory Note was converted in the same quarter as issuance. Upon conversion, the Company performed a final valuation of the embedded derivative’s fair value which resulted in a loss of $4,323,770 which was recorded in Other Income (Expense), Net. The fair market value of the derivative was calculated using a discounted cash flow model, which utilized the original implied discount rate and an adjustment for a change in the market spread. Additionally, the Promissory Note and bifurcated derivative were removed at the carrying amounts, with the difference in the then-current fair value of the shares issued of $102,972 being recorded as a loss on extinguishment within Other Income (Expense), Net. There was no impact on the condensed consolidated balance sheet as the issuance and conversion of the note occurred within the same quarter of 2020.
6.   INCOME TAXES
The Company has an effective tax rate of 0.00% and 0.00% for the six months ended June 30, 2021 and 2020, respectively.
The Company has evaluated the available evidence supporting the realization of its deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that its net deferred tax assets will not be realized. Due to uncertainties surrounding the realization of the deferred tax assets, the Company maintains a full valuation allowance against substantially all of its net deferred tax assets. When the Company determines that it will be able to realize some portion or all of its deferred tax assets, an adjustment to its valuation allowance on its deferred tax assets would have the effect of increasing net income in the period such determination is made.
The Company has applied ASC 740, Income Taxes, and has determined that it has an uncertain position that resulted in a tax reserve of $1,348,904 for each of the six months ended June 30, 2021 and 2020. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company is subject to U.S. federal and state authority examinations.
7.   COMMITMENTS AND CONTINGENCIES
Operating Leases — The Company maintains its principal offices in New York City, New York and maintains fulfillment centers and office space in various locations throughout the United States.
The Company expensed $1,601,155 in rent related to leases in effect during both the six months ended June 30, 2021 and 2020, respectively, which is included in selling, general, and administrative expenses in the accompanying condensed consolidated statements of operations.
Sales or Other Similar Taxes — Based on the location of the Company’s current operations, sales tax is collected and remitted. To date, the Company has had no actual or threatened sales and use tax claims from any state where it does not already claim nexus or any state where it sold products prior to claiming nexus. However, the Company believes that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where it sold products prior to claiming nexus is reasonably possible. As of June 30, 2021 and December 31, 2020, the Company estimates that the potential liability is approximately $1,348,904. All periods have been recorded as an accrued liability. Although it is reasonably possible that a change in this estimate will occur in the near term, the Company believes this is the best estimate of an amount due to taxing agencies, given that such a potential loss is an unasserted liability that would be contested and subject to negotiation between the Company and the respective state, or decided by a court.
Legal Proceedings — The Company is not currently subject to any legal proceedings or currently aware of any claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position as of June 30, 2021 and December 31, 2020.
Service Agreements — On June 13, 2021, the Company executed a Master Subscription Agreement with Palantir Technologies Inc. (“Palantir”) under which it will pay $20,000,000 over five years for access to Palantir’s Foundry software platform and related services for advanced data management and analytics to be used for the Company’s strategic initiatives. In exchange for this agreement, Palantir agreed to purchase, and the Company agreed to sell to Palantir, an aggregate of 2,000,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $20,000,000, in a private placement. Upon closing of the Business Combination (as discussed in Note 1), $15,000,000 of the $20,000,000 will be billed and due to be paid. Should the Business Combination not be consummated, the Company has the option of terminating the agreement and no further commitments are required.
The term will begin on the date the Company receives access to Palantir’s Foundry software platform, which occurred on June 25, 2021. Service expense amounted to $55,556 for the six months ended June 30, 2021.

8.   WARRANTS
The Company did not issue any warrants during the six months ended June 30, 2021.
Common Stock Warrants — In connection with the Credit Agreement and subsequent amendments, the Company issued 37,607 warrants to purchase common stock. As of June 30, 2021 and December 31, 2020, there were 37,607 warrants to purchase common stock outstanding, respectively, with accrued values of $149,893 and $49,863, respectively. These warrants are exercisable at any time at the option of the holder until the ten year anniversary of the dates of issuance. These warrants are classified as liabilities and changes to the fair value of the warrants are recognized in earnings on the Company’s condensed consolidated statements of operations in each relevant period. As a result of the change in fair value of these warrants as of the six months ended June 30, 2021 and 2020, $(100,030) and $0 were recorded in Other Income (Expense), Net, respectively, in the condensed consolidated statements of operations.
The estimated fair value of these common stock warrants as of June 30, 2021 and December 31, 2020 is determined using Level 3 inputs and assumptions within the Black-Scholes pricing model. The key assumptions used in the Black-Scholes model were as follows:
	June 30, 2021	December 31, 2020
Expected volatility	83.2%	57.0%
Expected term (in years)	0.42	1.0
Risk free interest rate	0.1%	1.7%
Expected dividend yield	0.0%	0.0%
Series C-1 Preferred Warrants — In connection with the Sale Leaseback, the Company issued warrants to purchase 88,361 shares of series C-1 preferred stock at a price of $10.88 per share. These warrants are exercisable at any time at the option of the holder until the earlier of six years after the termination of the lease or the ten year anniversary of the date of issuance. In accordance with FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), the fair value of these warrants is classified as a liability on the Company’s condensed consolidated balance sheet as the warrant terms include a conditional redemption feature through which the holders may participate in a deemed liquidation event when holders of common stock may not. The fair value as of the grant date was recorded as a discount to the capital lease principle. Corresponding changes to the fair value of the warrants are recognized in earnings on the Company’s condensed consolidated statements of operations in each subsequent period. These warrants expire six years after the expiration or termination of the lease in accordance with its terms or any renewal thereof, but no later than ten years after the issuance date.
At the end of each reporting period, until expiry, the Company uses an option pricing model to estimate and report the fair value of the Series C-1 Preferred Warrants. As of June 30, 2021, and in conjunction with the pending Business Combination (See Note 1), the model was used to determine the fair value of the Series C-1 Preferred Warrants under both a “business combination” and “stay private” scenario. While the most significant factor utilized to determine the fair value under both scenarios is the volatility, each scenario has different volatility drivers, which are captured with different market data. With respect to the “business combination” scenario, the primary driver for change in fair value are the changes in the acquiring SPAC share price. Therefore, the key factor used in determining fair value is the volatility of the SPAC, which can be implied from the SPAC’s traded warrants. For the “stay private” scenario, changes in fair value are primarily driven by changes in the overall business value, which is steered by the Company’s overall business risk. The key factor for the “stay private” scenario is therefore the volatility of publicly traded peer companies. For periods prior to the Business Combination announcement, there was no change in the method of calculation or calculation scenarios. The following table presents the quantitative inputs, which are classified in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants under all scenarios:

	Scenarios as of June 30, 2021
	Stay Private	Business Combination	December 31, 2020
Expected Volatility	55.0%	26.3%	60.0%
Expected term (in years)	1.0	0.5	1.0
Risk free interest rate	0.1%	0.1%	0.1%
There were 88,361 warrants to purchase Series C-1 preferred stock outstanding as of both June 30, 2021 and Decembers 31, 2020, respectively. The accrued value of these warrants as of June 30, 2021 and December 31, 2020 was $49,924 and $153,748, respectively. As a result of the change in fair value of these warrants as of the six months ended June 30, 2021 and 2020, $103,824 and $(16,789) were recorded in Other Income (Expense), Net, respectively, in the condensed consolidated statements of operations.
Series C-3 Preferred Warrants — In April 2016, in conjunction with a general marketing agreement, the Company issued a warrant to purchase shares up to 1,102,752 shares of series C-3 preferred stock to a strategic partner at a price of $10.88 per share. The number of exercisable shares is dependent upon performance conditions. The warrant is exercisable upon vesting through completion of marketing milestones. In accordance with ASC 480, the fair value of these warrants are classified as a liability on the Company’s condensed consolidated balance sheet as the warrant terms include a conditional redemption feature through which the holders may participate in a deemed liquidation event when holders of common stock may not. Therefore, as the performance conditions are met, the warrants will be recorded as a liability in the condensed consolidated balance sheets and as marketing expense in the condensed consolidated statements of operations. Corresponding changes to the fair value of the warrants are recognized in earnings on the Company’s condensed consolidated statements of operations in each subsequent period. As of June 30, 2021, all warrants to purchase 1,102,752 shares have vested, resulting in marketing expenses recorded in prior years. These warrants expire on the later of the date that is (i) the five-year anniversary of the date on which the last milestones have been satisfied and (ii) seven years after the issuance date.
At the end of each reporting period, until expiry, the Company uses an option pricing model to estimate and report the fair value of the Series C-3 Preferred Warrants. As of June 30, 2021, and in conjunction with the pending Business Combination (See Note 1), the model was used to determine the fair value of the Series C-3 Preferred Warrants under both a “business combination” and “stay private” scenario. While the most significant factor utilized to determine the fair value under both scenarios is the volatility, each scenario has different volatility drivers, which are captured with different market data. With respect to the “business combination” scenario, the primary driver for change in fair value are the changes in the acquiring SPAC share price. Therefore, the key factor used in determining fair value is the volatility of the SPAC, which can be implied from the SPAC’s traded warrants. For the “stay private” scenario, changes in fair value are primarily driven by changes in the overall business value, which is steered by the Company’s overall business risk. The key factor for the “stay private” scenario is therefore the volatility of publicly traded peer companies. For periods prior to the Business Combination announcement, there was no change in the method of calculation or calculation scenarios. The following table presents the quantitative inputs, which are classified in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants under all scenarios:
	Scenarios as of June 30, 2021
	Stay Private	Business Combination	December 31, 2020
Expected Volatility	55.0%	26.3%	60.0%
Expected term (in years)	1.0	0.5	1.0
Risk free interest rate	0.1%	0.1%	0.1%
The 1,102,752 warrants outstanding as of both June 30, 2021 and December 31, 2020 to purchase Series C-3 preferred shares had accrued values of $623,054 and $1,918,788, respectively. As a result of the change in fair value of these warrants as of the six months ended June 30, 2021 and 2020, $1,295,734 and $(209,523) were recorded in Other Income (Expense), Net, respectively, in the condensed consolidated statements of operations.

9.   STOCKHOLDERS’ DEFICIT AND MEZZANINE EQUITY
As of both June 30, 2021 and December 31, 2020, the Company was authorized to issue i) 70,000,000 shares of its common stock (the “Common Stock”) at $0.00001 par value per share, and ii) 43,574,629 shares of Preferred Stock at $0.00001 par value per share.
Common Stock — As of June 30, 2021 and December 31, 2020, there was 9,935,635 and 9,888,776 common shares outstanding, respectively. Each share of common stock has the right to one vote per share.
At June 30, 2021, Preferred Stock consisted of the following:
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Liquidation Preference
Series A-1	4,388,978	4,388,978	$1.48	6,490,026	6,489,982
Series A-2	1,993,093	1,993,093	$0.55	1,090,840	1,090,820
Series A-3	570,502	570,502	$0.78	442,374	442,367
Series B-1	5,128,198	5,128,198	$4.48	22,984,122	22,984,071
Series B-2	562,149	562,149	$3.59	2,015,647	2,015,641
Series C-1	10,618,436	10,530,075	$10.88	114,562,977	114,587,113
Series C-2	1,034,188	1,034,188	$8.71	9,003,134	9,003,124
Series C-3	1,692,100	589,348	$10.88	5,734,356	6,412,106
Series D-1	9,364,524	9,364,524	$10.93	97,926,083	102,340,201
Series D-2	2,205,650	2,205,650	$9.84	21,694,134	21,694,112
Series E-1	4,233,043	4,233,043	$7.09	33,707,750	30,000,000
Series E-2	1,783,768	1,783,768	$4.61	8,217,388	8,217,284
	43,574,629	42,383,516		323,868,831

(1)
Amounts are net of issuance costs and changes in the redemption value of the Series C-3 Preferred Shares

At December 31, 2020, Preferred Stock consisted of the following:
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Liquidation Preference
Series A-1	4,388,978	4,388,978	$1.48	6,490,026	6,489,982
Series A-2	1,993,093	1,993,093	$0.55	1,090,840	1,090,820
Series A-3	570,502	570,502	$0.78	442,374	442,367
Series B-1	5,128,198	5,128,198	$4.48	22,984,122	22,984,071
Series B-2	562,149	562,149	$3.59	2,015,647	2,015,641
Series C-1	10,618,436	10,530,075	$10.88	114,562,977	114,587,113
Series C-2	1,034,188	1,034,188	$8.71	9,003,134	9,003,124
Series C-3	1,692,100	589,348	$10.88	7,066,283	6,412,106
Series D-1	9,364,524	9,364,524	$10.93	97,926,084	102,340,201
Series D-2	2,205,650	2,205,650	$9.84	21,694,134	21,694,112
Series E-1	4,233,043	4,233,043	$7.09	33,707,750	30,000,000
Series E-2	1,783,768	1,783,768	$4.61	8,217,388	8,217,284
	43,574,629	42,383,516		325,200,758

(1)
Amounts are net of issuance costs and changes in the redemption value of the Series C-3 Preferred Shares

Series C-3 Preferred Stock — The Company records all shares of preferred stock at their respective fair values less issuance costs on the dates of issuance. The preferred stock is recorded outside of stockholders’ equity (deficit) because, in the event of certain deemed liquidation events, which are events that are not considered solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets, the preferred stock will become redeemable. Further, in the case of the C-3 preferred stock exclusively, in the event that all holders of other preferred stock convert into common stock, the holders of the C-3 preferred stock will either be convertible into common stock or cash at the holder’s election, which unlike all other classes of preferred stock, would be deemed probable of becoming redeemable. The redemption value of the C-3 preferred stock is equal to the fair value of the common stock, which the C-3 preferred stock would convert into on the date of redemption.
When the preferred stock is considered either currently redeemable or probable of becoming redeemable, the Company has selected a policy of making the determination that the redemption value is equal to the fair value of the preferred stock. As the Series C-3 preferred stock was considered probable of becoming redeemable, the Company has remeasured the value of these shares as of each reporting period date. When preferred stock is not considered either currently redeemable or probable of becoming redeemable, the Company does not remeasure these shares until which point the contingency is probable of occurring.
10.   STOCK-BASED COMPENSATION
Equity Incentive Plan — The Company has one Equity Incentive Plan, the 2013 Equity Incentive Plan (the “Stock Plan”). Under the Stock Plan, the Company has the ability to issue incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and restricted stock units to selected employees, officers, directors and consultants of the Company as an incentive to such persons. The Company has reserved 10,636,317 shares of Common Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to the Stock Plan. Of such reserved shares of Common Stock, as of both June 30, 2021, and December 31, 2020, 1,816,635 and 1,769,776 shares have been issued pursuant to option exercises and restricted stock purchase agreements respectively, 5,595,516 and 7,043,875 options to purchase shares have been granted and are currently outstanding, respectively, and 3,224,166 and 1,823,666 shares of Common Stock remain available for issuance pursuant to the Stock Plan, respectively.
Stock Options — Stock options granted under the Stock Plan are granted at a price per share not less than the fair value at the date of the grant. Options granted to date generally vest over a four-year period with 25% of the shares underlying the options vesting on the first anniversary of the vesting commencement date with the remaining 75% of the shares vesting on a pro-rata basis over the succeeding thirty-six months, subject to continued service with the Company through each vesting date. Options granted are generally exercisable for up to 10 years, also subject to continued service with the Company.
The following is a summary of stock options activity during the six months ended June 30, 2021 and 2020:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2019	8,009,767	$2.80	8.17
Granted	—
Exercised	(2,001)	1.73
Forfeited	(1,880,431)
Outstanding as of June 30, 2020	6,127,335	$2.71	6.70
Outstanding as of December 31, 2020	6,535,542	$2.97	7.30
Granted	—
Exercised	(46,859)	1.53
Forfeited	(942,167)
Outstanding as of June 30, 2021	5,546,516	$2.68	6.17
Vested and expected to vest as of June 30, 2021	5,546,516	$2.68	6.17
Exercisable as of June 30, 2021	4,091,832	$2.54	5.28

Stock-based compensation expense related to stock options was $854,484 and $1,098,839 for the six months ended June 30, 2021 and 2020, respectively. All stock-based compensation expense is recorded within selling, general, and administrative expense in the condensed consolidated Statements of Operations.
Incremental expense associated with the modification of stock options for an officer who left the Company during the six months ended June 30, 2021 was $251,866.
There were no options granted during the six months ended June 30, 2021 and 2020.
As of June 30, 2021 and 2020, total unrecognized compensation costs related to unvested stock options was approximately $1,881,828 and $ $2,734,117, respectively. These costs are expected to be recognized over a weighted-average period of 1.10 years and 1.17 years, respectively. The aggregate intrinsic value of options exercised during the six months ended June 30, 2021 and 2020 was $ $207,258 and $2,910, respectively. The total fair value of shares vested during the six months ended June 30, 2021 and 2020 was $605,563 and $1,835,094, respectively.
RESTRICTED STOCK AWARDS — The company did not grant any restricted stock awards as of June 30, 2021 and December 31, 2020. As of June 30, 2021 and December 31, 2020, 1,540,000 shares of restricted stock have been granted to employees, with 1,540,000 shares vested and exercisable and no shares unvested. Restricted stock issued to employees generally vests over a four-year period and is contingent upon continued employment. Restricted stock is amortized to expense over the service period. There were no stock-based compensation costs related to restricted stock during the six months ended June 30, 2021 and 2020. Restricted stock issued to advisors was expensed as of the grant date as the grants were issued after the performance of services by the advisors.
11.   FAIR VALUE MEASUREMENTS
The table below presents information regarding financial assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy reflecting the valuation techniques utilized to determine fair value.
	Fair Value Hierarchy
June 30, 2021	Level 1	Level 2	Level 3
Assets – cash & cash equivalents	$13,241,162
Total assets	$13,241,162
Liabilities:
Common stock warrants			$149,893
Preferred stock warrants			672,978
Total liabilities			$822,871
December 31, 2021	Level 1	Level 2	Level 3
Assets – cash & cash equivalents	$30,043,046
Total assets	$30,043,046
Liabilities:
Common stock warrants			$49,863
Preferred stock warrants			2,072,536
Total liabilities			$2,122,399
At June 30, 2021 and December 31, 2020, the Company did not hold any Level 2 financial assets or liabilities that were measured at fair value on a recurring basis. There were no transfers between levels during the reporting periods. All significant Level 3 fair value hierarchy were recorded during the periods ended June 30, 2021 and December 31, 2020.

12.   NET LOSS PER SHARE
The Company uses the two-class method to compute basic and diluted earnings per common share. In periods of net loss, no effect is given to the Company’s participating securities as they do not contractually participate in the losses of the Company. The following table sets forth the computation of basic and diluted income (loss) per share:
	For the Six Months Ended June 30,
	2021	2020
Numerator
Net loss	$(24,371,788)	$(19,465,987)
Less: accretion adjustment	(1,331,926)	(518,626)
Less: earnings allocated to particpating securites	—	—
Net loss attributable to common shareholders	$(23,039,862)	$(18,947,361)
Less: undistributed earnings allocated to participating securities	—	—
Denominator
Weighted-average shares – basic and diluted	9,925,159	9,834,428
Net loss per common share – basic and diluted	$(2.32)	$(1.93)
The following securities on an if-converted basis, were excluded from the computation of diluted loss per share in the periods presented, as their effect would be anti-dilutive:
	For the Six Months Ended
	June 30, 2021	June 30, 2020
Series preferred stock, outstanding	43,472,083	43,472,087
Common stock warrants, outstanding	37,607	37,607
Preferred stock warrants, outstanding	1,251,679	1,251,679
Common stock options, outstanding	5,596,516	6,122,995

13.
RELATED PARTY TRANSACTIONS

The majority holder of the Series C-1 class of preferred stock is a vendor from whom the Company purchases inventory. The collective shareholders of the Series C-1 class of preferred stock have the right to elect one Director to the Board of Directors and the current elected Director is an employee of this vendor. In connection with the inventory purchases, the Company receives various volume rebates and incentives to continue doing business. Total inventory purchases for the six months ended June 30, 2021 and 2020 were approximately $6,596,717 and $7,127,523, respectively. Volume rebates and incentives received for the six months ended June 30, 2021 and 2020 were approximately $203,745 and $658,650, respectively.
A holder of the Series D-1 class of preferred stock is a vendor from whom the Company purchases inventory. The collective shareholders of the Series D-1 class of preferred stock have the right to elect two Directors to the Board of Directors. The current Directors elected by the collective Series D-1 shareholders are not employees of this vendor. In connection with the inventory purchases, the Company receives various volume rebates and incentives to continue doing business. Total inventory purchases for the six months ended June 30, 2021 and 2020 were approximately $937,057 and $2,078,611, respectively. Total dunnage purchases for the six months ended June 30, 2021 and 2020 were approximately $1,161,553 and $1,465,472, respectively. Volume rebates and incentives received for the six months ended June 30, 2021 and 2020 were approximately $5,000 and $25,937, respectively.
On February 12, 2021, the Company entered into an agreement with AEON Integrated Business Services Co., Ltd., a wholly-owned subsidiary of AEON Co., Ltd. (“AEON”), a Series D-2 shareholder, to license its e-commerce platform through a software licensing arrangement. The objective of the agreement is for the Company to design, develop and support the e-commerce platform customized for the digital marketplace operations of AEON and AEON affiliates. The services provided include implementation services, license of the e-commerce software platform, training, and maintenance and support. The Company has been engaged to provide services to AEON and AEON Malaysia. The total transaction price for the contract includes fixed and variable consideration. Based on the Company’s estimates of the standalone selling prices of the performance obligations identified in the contract, the Company has allocated $7,300,000 to implementation services specific to AEON, $4,500,000 to the implementation services specific to AEON Malaysia, and $20,000 per month to software maintenance services with respect to the licensed software for AEON Malaysia. The transaction price attributable to the software license to AEON Malaysia is variable and consists of sales and usage-based royalties. Yuki Habu, who is a director of Boxed and is expected to be a director of the post-combination company following the consummation of the Business Combination, is affiliated with AEON. Refer to Note 1 Summary of Significant Accounting Policies for more details.
14.
SEGMENT REPORTING

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The profitability measure employed by the Company’s CODM for allocating resources to operating segments and assessing operating segment performance is operating loss. The CODM does not receive or regularly review asset information when allocating resources and assessing segment performance. Therefore, asset information by segment has not been disclosed. Substantially all of the Company’s identifiable assets are located in the United States. The Company currently does not have substantial sales outside the United States, nor does any customer represent more than 10 percent of total revenues for any period presented.
There were material no inter-segment net sales and expenses to be eliminated in computing total revenue and operating income. In addition, the Company allocates its Selling, General and Administrative Expenses to its segment results based on usage, which is generally reflected in the segment in which the costs are incurred. The Company does not accumulate net revenue information by product or groups of similar products, and therefore the Company does not disclose net revenue by product because to do so would be impracticable. The following table provides information for the Company’s reportable segments:
Information about Reported Segment Profit or Loss
	Retail	Software & Services	Total
For the Six Months Ended June 30, 2021
Revenue	$79,066,650	$4,141,100	$83,207,750
Operating income (loss)	(28,772,531)	3,330,296	(25,442,235)
For the Six Months Ended June 30, 2020
Revenue	$103,065,712	$—	$103,065,712
Operating income (loss)	(13,508,320)	(1,162,740)	(14,671,060)
15.   SUBSEQUENT EVENTS
The Company has evaluated subsequent events from the balance sheet date through September 8, 2021, which is the date the condensed consolidated financial statements were available to be issued. The Company did not have any subsequent events that required recognition or disclosure in the condensed consolidated financial statements for the quarter ended June 30, 2021 except as noted below:
1.
On July 19, 2021, Seven Oaks Acquisition Corp. filed a registration statement on Form S-4 in connection with the Company’s Business Combination Agreement with Seven Oaks Acquisition Corp., signed on June 13, 2021, and referred to throughout as the “Business Combination.” The registration statement is pending U.S. Securities and Exchange Commission comments and is not yet effective.

2.
On August 4, 2021, the Company entered into a term loan agreement. The term loan will provide the Company with $45,000,000 at a floating per annum rate of LIBOR plus 8.5%, with a maturity date of August 4, 2025. The agreement provides the lender with a first priority security interest in all of the Company’s assets and contains a certain number of financial covenants, which requires us to (i) maintain minimum unrestricted cash balance of $15.0 million, (ii) maintain minimum net Retail revenue based upon agreed upon quarterly targets, and (iii) maintain a Retail gross margin percentage of at least 8%. These net Retail revenue and Retail gross margin targets are tested quarterly on a trailing twelve-month basis. The agreement also includes other affirmative and negative covenants, which, among other things, restricts the Company’s ability to pay dividends or make any distributions, incur indebtedness, incur liens, and sell substantially all of its assets. The agreement also subjects the Company to certain reporting covenants. The Company is required to provide monthly, quarterly and annual financial statements, operating budget and metrics, and other financial information as requested. Also in connection with the term loan agreement, the Company issued 126,992 warrants to purchase preferred stock at an exercise price of $7.0871, which will expire on April 4, 2031. These warrants will automatically be deemed to be cashless exercised immediately prior to and contingent upon the consummation of the Business Combination.

3.
In August 2021, the Company repaid the outstanding principal balance of the Seventh Amendment of its term loan of $5,000,000 (See Note 4). In connection with the loan repayment, the Company’s letter of credit agreement was modified and the letters of credit shall now be segregated in restricted cash accounts. Approximately $2,571,667 of letters of credit were issued as of June 30, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Giddy Inc. d/b/a Boxed
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Giddy Inc. d/b/a Boxed and its subsidiary (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and recurring negative operating cash flows since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York City, New York
July 19, 2021
We have served as the Company’s auditor since 2016.

Giddy Inc. d/b/a Boxed
Consolidated Balance Sheets
As of December 31, 2020, and 2019
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,043,046	$12,889,931
Accounts receivable, net	2,910,079	3,661,603
Inventories	13,964,510	14,042,411
Prepaid expenses and other current assets	2,131,895	3,152,813
TOTAL CURRENT ASSETS	49,049,530	33,746,758
Property and equipment, net	10,411,396	13,652,770
Other long-term assets	204,122	520,225
TOTAL ASSETS	$59,665,048	$47,919,753
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$9,072,929	$16,590,796
Accrued expenses	5,802,135	5,348,560
Deferred revenue	2,435,909	2,318,412
Other current liabilities	14,958,064	12,410,413
Term loan – current portion	3,750,000	1,680,000
Warrants to purchase common shares	49,863	59,624
Warrants to purchase preferred shares	2,072,536	1,179,201
TOTAL CURRENT LIABILITIES	38,141,436	39,587,006
LONG-TERM TERM LOAN	3,750,000	840,000
LONG-TERM OTHER LIABILITIES	1,015,248	250,588
CONVERTIBLE PREFERRED STOCK
Class A preferred stock	8,023,239	8,023,239
$0.00001 par value per share; 6,952,573 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively
Class B preferred stock	24,999,769	24,999,769
$0.00001 par value per share; 5,690,347 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively
Class C-1 & C-2 preferred stock	123,566,111	123,566,111
$0.00001 par value per share; 11,652,624 shares authorized as of December 31, 2020 and 2019; 11,564,263 shares issued and outstanding as of December 31, 2020 and 2019, respectively
Class C-3 preferred stock	7,066,283	5,975,989
$0.00001 par value per share; 1,692,100 shares authorized as of December 31, 2020 and 2019; 589,348 shares issued and outstanding as of December 31, 2020 and 2019, respectively
Class D preferred stock	119,620,218	119,620,218
$0.00001 par value per share; 11,570,174 and 12,036,844 shares authorized as of December 31,
2020 and 2019; 11,570,174 and 11,570,174 shares issued and outstanding as of December 31,
2020 and 2019, respectively

Class E preferred stock	41,925,138	—
$0.00001 par value per share; 6,016,811 shares authorized, issued and outstanding as of December 31, 2020
TOTAL CONVERTIBLE PREFERRED STOCK	325,200,758	282,185,326
STOCKHOLDERS’ DEFICIT
Common stock	99	99
Common stock, $0.00001 par value per share; 70,000,000 and 65,000,000 shares authorized as of December 31, 2020 and 2019; 9,888,776 and 9,833,563 shares issued and outstanding as of December 31, 2020 and 2019, respectively

Additional paid-in capital	6,982,996	6,045,644
Accumulated deficit	(315,425,489)	(280,988,910)
TOTAL STOCKHOLDERS’ DEFICIT	(308,442,394)	(274,943,167)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$59,665,048	$47,919,753
The accompanying notes are an integral part of the consolidated financial statements.

Giddy Inc. d/b/a Boxed
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019 and 2018
	2020	2019	2018
Net revenue	$187,173,834	$173,992,897	$140,235,922
Cost of sales	(161,270,544)	(164,091,469)	(133,523,605)
Gross profit	25,903,290	9,901,428	6,712,317
Advertising expense	(4,912,269)	(20,703,071)	(12,217,926)
Selling, general, and administrative expense	(49,677,783)	(54,891,680)	(44,724,097)
Loss from operations	(28,686,762)	(65,693,323)	(50,229,706)
Other income (expense), net	(5,749,814)	291,323	(96,114)
Loss before income taxes	(34,436,576)	(65,402,000)	(50,325,820)
Income taxes	—	—	—
Net Loss	$(34,436,576)	$(65,402,000)	$(50,325,820)
Net loss per common share:
Basic net loss per common share	$(3.61)	$(6.83)	$(5.10)
Diluted net loss per common share	$(3.61)	$(6.83)	$(5.10)
Weighted average shares outstanding:
Basic	9,842,737	9,750,682	9,695,257
Diluted	9,842,737	9,750,682	9,695,257
The accompanying notes are an integral part of the consolidated financial statements.

Giddy Inc. d/b/a Boxed
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
For the Years Ended December 31, 2020, 2019 and 2018
	Total Convertible Preferred Stock		Common		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2018	24,796,531	$162,317,582	9,630,872	$97	$2,488,996	$(165,261,089)	$(162,771,996)
Stock-based compensation	—	—	—	—	1,329,616	—	1,329,616
Exercises of common stock options	—	—	91,209	1	85,890	—	85,891
Issuance of Series D preferred stock for cash	8,449,486	65,000,025	—	—	—	—	—
Issuance of Series D preferred stock for conversion of convertible promissory notes	2,205,650	46,983,907	—	—	—	—	—
Preferred stock issuance costs	—	(2,342,406)	—	—	—	—	—
Series C-3 preferred stock remeasurement	—	(907,596)	—	—	907,596	—	907,596
Other adjustments	—	—	—	—	1	(1)	—
Net loss	—	—	—	—	—	(50,325,820)	(50,325,820)
Balances at December 31, 2018	35,451,667	$271,051,511	9,722,081	$98	$4,812,099	$(215,586,910)	$(210,774,713)
	Total Convertible Preferred Stock		Common		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2019	35,451,667	$271,051,511	9,722,081	$98	$4,812,099	$(215,586,910)	$(210,774,713)
Stock-based compensation	—	—	—	—	2,286,349	—	2,286,349
Exercises of common stock options	—	—	111,482	1	102,319	—	102,320
Issuance of Series D preferred stock for cash	915,038	10,000,000	—	—	—	—	—
Preferred stock issuance costs	—	(21,308)	—	—	—	—	—
Series C-3 preferred stock remeasurement	—	1,155,122	—	—	(1,155,122)	—	(1,155,122)
Other adjustments	—	1	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	(65,402,000)	(65,402,000)
Balances at December 31, 2019	36,366,705	$282,185,326	9,833,563	$99	$6,045,644	$(280,988,910)	$(274,943,167)
	Total Convertible Preferred Stock		Common		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2020	36,366,705	$282,185,326	9,833,563	$99	$6,045,644	$(280,988,910)	$(274,943,167)
Stock-based compensation	—	—	—	—	1,956,009	—	1,956,009
Exercises of common stock options	—	—	55,213	—	71,758	—	71,758
Issuance of Series E preferred stock for cash	4,233,043	30,000,000	—	—	—	—	—
Issuance of Series E preferred stock for conversion of convertible promissory notes	1,783,768	12,644,170	—	—	—	—	—
Preferred stock issuance costs	—	(719,033)	—	—	—	—	—
Series C-3 preferred stock remeasurement	—	1,090,294	—	—	(1,090,294)	—	(1,090,294)
Other adjustments	—	1	—	—	(122)	(3)	(125)
Net loss	—	—	—	—	—	(34,436,576)	(34,436,576)
Balances at December 31, 2020	42,383,516	$325,200,758	9,888,776	$99	$6,982,996	$(315,425,489)	$(308,442,394)
The accompanying notes are an integral part of the consolidated financial statements.

Giddy Inc. d/b/a Boxed
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(34,436,576)	$(65,402,000)	$(50,325,820)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,785,778	4,377,731	4,733,389
Stock-based compensation	1,956,009	2,286,349	1,329,616
Bad debt expense	199,387	133,742	88,336
Change in fair value of warrants	883,573	(178,668)	(817,618)
Change in fair value of embedded derivative	4,323,770	—	—
Loss on extinguishment of convertible note	102,972	—	—
Changes in assets and liabilities:
Receivables, net	552,137	(163,266)	694,073
Prepaid and other current assets	1,020,918	1,069,382	535,799
Inventories	77,901	284,894	(4,101,540)
Deferred revenue	117,497	897,512	795,626
Accrued expenses	453,575	(784,360)	2,076,928
Other current liabilities	2,547,651	6,011,974	3,719,280
Accounts payable	(7,517,867)	5,388,131	1,009,704
Long-term liabilities	836,791	198,017	(2,913,561)
Net cash used in operating activities	(24,096,484)	(45,880,562)	(43,175,788)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,536,631)	(3,860,060)	(4,300,645)
Other investing activities	308,331	(18,916)	36,465
Net cash used in investing activities	(1,228,300)	(3,878,976)	(4,264,180)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on finance lease obligations	(72,130)	(3,048,052)	(3,325,148)
Proceeds from options exercise	71,758	102,320	85,891
Proceeds from sale of preferred stock	30,000,000	10,000,000	65,000,025
Proceeds from convertible note issuance	8,217,304	—	21,983,907
Preferred stock issuance costs	(719,033)	(21,308)	(2,342,406)
Repayment of borrowings	(7,520,000)	(980,000)	—
Proceeds from borrowing	12,500,000	—	—
Net cash provided by financing activities	42,477,899	6,052,960	81,402,269
Total change in cash	17,153,115	(43,706,578)	33,962,301
CASH BEGINNING OF YEAR	12,889,931	56,596,509	22,634,208
CASH END OF YEAR	$30,043,046	$12,889,931	$56,596,509
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Cash paid for taxes	$8,284	$10,292	$11,500
Cash paid for interest	$404,411	$301,155	$604,027
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITES:
Conversion of convertible promissory note to preferred stock	$12,644,170	$—	$46,983,907
The accompanying notes are an integral part of the consolidated financial statements.

GIDDY INC. d/b/a BOXED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
1.
DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description — Giddy Inc. d/b/a Boxed (the “Company”) is a leading e-commerce wholesale club serving consumers and businesses in the continental United States offering consumer product goods in bulk sizes. The Company generates net revenue through direct retail sales of third-party and private-labeled goods, which includes all sales generated primarily through the Company’s website, mobile-optimized website, and mobile applications (“platforms”).
In March 2020, the outbreak of the novel coronavirus (“COVID-19”) was declared a pandemic and resulted in a global slowdown of economic activity. The resulting disruptions have affected our business, as well as those of our customers, suppliers, and third-party service providers. The impact of the pandemic on our business and actions taken in response to it have had varying effects on our 2020 operations. Higher net sales reflected increased demand for our household products as more people stayed at home. This was partially offset, however, by decreased demand for discretionary consumer products, delayed procurement, and supply chain disruptions as well as a meaningful decline in our business-to-business customer base, which consists of SMBs and enterprises, many of whom moved to remote work environments. Demand for our products and consumer purchasing behavior will evolve as the economy recovers and virus transmission reduces. The Company has considered this impact when developing its estimates and assumptions. Actual results and outcomes may differ from management’s estimates and assumptions.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted to provide certain relief in response to the COVID-19 pandemic. The CARES Act includes numerous tax provisions and other stimulus measures (see Note 6, Income Taxes, for additional information). Among the various provisions in the CARES Act, the Company is utilizing the payroll tax deferrals. The Company did not receive any loans under the CARES Act.
Principles of Consolidation — The accompanying consolidated financial statements of Giddy Inc. include its wholly owned subsidiary, Jubilant LLC. Any intercompany accounts and transactions have been eliminated in consolidation.
Basis of Presentation — The consolidated financial statements presented herein are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, and 2018.
Going Concern, Liquidity and Management’s Plan — As an emerging growth enterprise, the Company’s strategy is to fund growth primarily through the investment of capital at the expense of short-term profitability. As a result, the Company relies on private investors and lenders to fund its growth strategy until such time that the Company’s ongoing growth can be realized primarily through the sustained generation of positive cash flows from operations. As of December 31, 2020, the Company had total cash and cash equivalents of $30,043,046 and an accumulated deficit, which is attributed to the recurring losses the Company has incurred since inception as a result of its intended growth strategy. In this regard, the Company’s net loss and net cash used in operating activities amounted to $(34,436,576) and $(24,096,484), respectively, for the year ended December 31, 2020.
To date, the Company has raised a substantial amount of capital from outside investors and lenders through the issuance of preferred stock, term loans, and revolving credit facilities and expects this reliance to continue for the foreseeable future. However, as of December 31, 2020, the Company had no additional capital available for borrowing and no firm commitment from current or prospective investors to provide the Company additional capital to fund operations in the foreseeable future. While management believes the Company will be able to obtain additional capital, no assurance can be provided that such capital will be obtained or on terms that are acceptable to the Company. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern, which may require the Company to seek other strategic alternatives such as a further reduction in the Company’s current cost structure, or a recapitalization of the Company’s balance sheet and related debt and equity if management’s plans to alleviate these uncertainties are not successful. The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going-concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.
Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, deferrals, the fair value of stock options, and the fair value of common and preferred warrants. On a regular basis, management reviews its estimates utilizing currently available information, changes in fact and circumstances, historical experience, and reasonable assumptions. After such review, those estimates are adjusted accordingly. Actual results could differ from those estimates.
Segment Information — Accounting Standards Codification (ASC) 280, Segment Reporting, establishes standards for reporting information about operating segments in financial statements. The Company operates as two reportable business segments which offer different products and services:
1)
Retail Business Unit — This segment engages in the sale of consumer products and goods in bulk sizes to consumers and business in the continental United States.

2)
Software & Services — This segment primarily relates to the Company’s research, development, marketing and production of the Company’s proprietary software for sale to third parties.

See Note 15 for Segment Reporting for the years ended December 31, 2020, 2019, and 2018, respectively.
Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost, which approximates market value.
Accounts Receivable, net — Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company estimates that the allowance for doubtful accounts based on historical losses, existing economic conditions, and other information available at the balance sheet date. Uncollectable accounts are written off against the allowance after all collection efforts have been exhausted.
Accounts receivable includes $1,021,506, $1,133,228, and $1,042,250 of credit card receivables at December 31, 2020, 2019, and 2018, respectively. The Company has recorded an allowance of $205,384, $176,653, and $141,282 as of December 31, 2020, 2019, and 2018, respectively, for doubtful accounts as follows:
For the Year Ended December 31, 2020
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Reserve for doubtful accounts	$176,653	28,731	—	—	$205,384
For the Year Ended December 31, 2019
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Reserve for doubtful accounts	$141,282	35,371	—	—	$176,653

For the Year Ended December 31, 2018
Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Reserve for doubtful accounts	$63,847	77,436	—	—	$141,282
Fair Value of Financial Instruments — Assets and liabilities are measured at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The three levels of inputs used to measure fair value are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 — Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full-term of the asset or liability.
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the asset of liability.
The hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
Concentrations of Risk — Certain financial instruments potentially subject us to concentrations of credit risk. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company’s cash balances are primarily on deposit at high credit quality financial institutions. The cash balances in all accounts held at financial institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (“FDIC”) through December 31, 2020. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. Management believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the respective financial institutions.
The risk with respect to accounts receivable is managed by the Company through its policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. As of December 31, 2020, one third party seller accounted for approximately 54.3% of the Company’s outstanding receivables.
Leases — The Company leases its office facilities and fulfillment centers under operating lease agreements. Rent expense under the Company’s operating leases typically provide for fixed, non-contingent rent escalations. Rent expense is recognized on a straight-line basis over the non-cancellable term of each underlying lease. The Company also receives landlord contributions related to certain lease agreements that are recognized as deferred rent on the consolidated balance sheet and treated as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date the Company becomes legally obligated for the rent payments or when it takes possession of the leased space, whichever is earlier.
In December 2016, the Company entered into a sale-leaseback transaction to sell the automated pick-and-pack equipment at the Company’s fulfillment center in Union, NJ it had purchased. See Note 2 for further details. On March 9, 2020, the Company entered into a repurchase agreement to reacquire the capital lease asset with the buyer and as of December 31, 2020, there was no remaining capital lease asset.
Inventories — Inventories consisting of finished goods are stated at the lower of cost or net realizable value. Inventory costs are determined using the first in, first out method. Inventory costs include price reductions and allowances offered by vendors.

Property and Equipment, Net — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, which range from 3-7 years (see table below). Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. Improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred.
Estimated Useful Lives
Leasehold improvements	7 years
Warehouse equipment	5 years
Computers and small tools	3 years
Furniture and fixtures	7 years
Capital lease asset	7 years
Software development	4 years
Software Development Costs — The Company classifies software development costs as either internal use software or external use software. The Company accounts for costs incurred to develop internal use software in accordance with ASC 350-40, Internal Use Software. Consequently, the Company capitalizes certain external costs and internal labor-related costs associated with the development of its platforms and internal-use software products after the preliminary project stage is complete and until the software is ready for its intended use. Costs incurred in the preliminary stages of development, after the software is ready for its intended use and for maintenance of internal-use software are expensed as incurred. Upgrades and enhancements are capitalized to the extent they will result in added functionality. Capitalized software costs are included in property and equipment — net within the consolidated balance sheet and are amortized over the remaining useful life of four years.
In accordance with ASC 985-20, Costs of Software to be Sold, Leased or Marketed, the software development costs incurred in the research and development of software products or the software component of products to be sold, leased, or marketed to external users are expensed as incurred until technological feasibility has been established. Technological feasibility is established upon the completion of a working model. Software development costs incurred after the establishment of technological feasibility and until the product is available for general release are capitalized, provided recoverability is reasonably assured. Software development costs, when material, are stated at the lower of unamortized cost or net realizable value. Net realizable value for each software product is assessed based on anticipated profitability applicable to revenues of the related product in future periods. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for using the straight-line method over the estimated life of the respective product. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented in this report.
Impairment of Long-Lived Assets — The Company periodically evaluates the need to recognize impairment losses relating to long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. Long-lived assets are evaluated for recoverability whenever events or circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows, on an undiscounted basis, expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, the Company would write the asset down to fair value and record an impairment charge accordingly. As of December 31, 2020 and 2019, respectively, there were no such events or circumstances that indicate a need for such evaluation.
Debt — The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt and debt issuance costs associated with the Credit Agreement (as defined in Note 5). Debt issuance costs have historically been immaterial. Interest expense was $445,846, $301,155, and $693,117 in 2020, 2019, and 2018.
Equity — The Company’s equity structure consists of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock.

The Company analyzed the relevant provisions of ASC 480, Distinguishing Liabilities from Equity, and determined the preferred shares should be recognized as temporary equity. The Company analyzed the relevant provisions of ASC 480, Distinguishing Liabilities from Equity, and determined the preferred shares should be recognized as temporary equity. Refer to Note 9.
Employee Benefit Plan — The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There were no employer contributions under this plan for fiscal year 2020, 2019 and 2018.
Stock-Based Compensation — The Company measures and records the expense related to stock-based awards based upon the fair value at the date of grant.
Employee stock-based compensation awards are recorded in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees to be recognized as expenses in the consolidated statements of operations based on their grant date fair values. The Company has granted stock options and restricted stock awards. Restricted stock awards are determined based on the fair market value of the common stock on the date of the grant.
The Company estimated the grant date fair value of each common stock option using the Black-Scholes option-pricing model. The fair value of restricted stock and restricted stock awards on the date of the grant was determined by the board. The use of the Black-Scholes option-pricing model required management to make the following assumptions:
Expected Volatility — The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.
Expected Term — Derived from the life of the options granted under the option plan and is based on the simplified method which is essentially the weighted average of the vesting period and contractual term.
Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.
Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.
Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s convertible Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Net Loss Per Share — Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the convertible preferred stock, common stock warrants, preferred stock warrants, and common stock options outstanding are considered to be potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the convertible preferred stock are considered to be participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. Accordingly, the Company’s net loss is attributed entirely to common stockholders. Since the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.
Income Taxes — In accordance with ASC 740, Income Taxes, the Company applies the guidance accounting for uncertainty in income taxes, which prescribes a recognition threshold and a measurement attribute for the combined balance sheet recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination be taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.
Revenue Recognition — In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) effective January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application. Adoption of ASC 606 did not have an impact on the timing of revenue recognition in the Company’s financial statements. The Company elects to apply the practical expedient to exclude from this disclosure revenue related to performance obligations that are part of a contract whose original expected duration is less than one year.
(a)
Retail Revenue — The Company’s Retail revenue is generated from the following revenue streams:

Merchandise Sales — The Company offers merchandise in the following core merchandise categories: grocery, snacks, beverages, and household and cleaning products. Revenue generated through the Company’s e-commerce platform is recognized when control of the goods ordered are transferred to the customer, which generally occurs upon delivery to the customer. Deferred revenue consists of payments received from customers for goods not yet shipped by the end of the period. As the shipments in-transit represent unsatisfied performance obligations, the revenue is deferred until delivery to the customer is complete.
Subscription Sales — The Company charges a membership fee to customers who sign up for the Company’s Boxed Up program. That fee allows customers to earn cash back on every purchase, access to exclusive discounts, and free shipping over a minimum order amount. The duration of the membership is generally 12 months. Because the Company has the obligation to provide access to its website for the duration of the membership term, the Company recognizes membership fees on a straight-line basis over the life of the membership. The Company’s deferred revenue related to membership fees was $728,207, $308,406, and $212,028 on December 31, 2020, 2019 and 2018, respectively.
Outbound delivery fees — Outbound delivery fees are included in customer billing and are recorded as revenue as control of the product is transferred to customers upon delivery. Delivery charges to customers were $3,735,551, $1,798,394, and $1,196,850 for the years ended December 31, 2020, 2019, and 2018, respectively. Outbound Delivery Fees are included in net revenue in the consolidated statement of operations.
Marketing fees — The Company provides a mix of marketing services to merchants. The Company provides merchants access to its e-commerce platform where merchants display and sell their products to users. The Company also provides advertising services to help merchants promote their products within the Company’s platform. The Company recognizes revenue when a user’s order is processed, and the related order information has been made available to the merchant. Revenue from marketing fees charged to vendors and partners were $1,486,848, $1,393,871, and $1,208,887 for the years ended December 31, 2020, 2019, and 2018, respectively. Marketing Fees are included in net revenue in the consolidated statement of operations.
Returns and Refunds — The Company’s contracts with customers are generally sold with a right of return. Historically the returns have been immaterial and recognized in the period which the products are returned.
Sales Tax Collected — In the ordinary course of business, we collect sales tax on items purchased by our customers that are taxable in the jurisdictions when the purchases take place. These taxes are then remitted to the appropriate taxing authority. We exclude these taxes collected from net revenue in our financial statements.
(b)
Contract Liabilities

Deferred revenue is a contract liability primarily related to billings in advance of revenue recognition as described within the revenue streams above. The following table represents a rollforward of deferred revenue:
Contract liabilities (deferred revenue)
December 31, 2018	$1,420,900
Increases due to invoicing prior to satisfaction of performance obligations	17,989,998
Performance obligations satisfied during the period	(17,092,485)
December 31, 2019	$2,318,412
Increases due to invoicing prior to satisfaction of performance obligations	23,710,133
Performance obligations satisfied during the period	(23,592,636)
December 31, 2020	$2,435,909

(c)
Revenue Disaggregation

The Company had total revenue of $187,173,834, $173,992,897, and $140,235,922 for the years ended December 31, 2020, 2019, and 2018, respectively. The Company manages and reports operating results through two reportable segments defined by our products and services: Retail and Software & Services. The Company’s Retail operations represent substantially all its consolidated total revenues.
The following table summarizes the Company’s percentage of net Retail revenue disaggregated by sales channel:
	Year Ended December 31,
	2020	2019	2018
Direct Sales(1)(3)	$176,836,569	$143,749,787	$116,120,832
Channel Sales(2)	10,337,265	30,243,110	24,115,090

(1)
Direct Sales includes retail direct to consumer sales on the Company’s e-commerce platform

(2)
Channel Sales includes retail sales on other third-party platforms

(3)
Software & Services revenue is included within the Direct Sales channel and was not material for the year ended December 31, 2020.

Other Income (Expense), Net — Other income (expense), net, consists primarily of gains (losses) resulting from fair value valuations and adjustments on the convertible notes and liability-classified warrants.
Customer Incentives — The Company offers its customers various sales incentives including sales discounts, loyalty rewards, and free items with purchases. The Company records a reduction of net revenue at the time the discount is taken and at the time loyalty rewards are earned. Historically loyalty rewards have been immaterial to the Company.
Vendor Rebates — The Company has agreements with its suppliers to receive funds for promotions, volume rebates, and marketing. Amounts earned and due from suppliers under these agreements are included in prepaid expenses and other current assets in the consolidated balance sheet. Vendor rebates received by the Company reduce the carrying cost of inventory and are recognized in cost of sales in the consolidated statements of operations when the related inventory is sold.
Delivery Costs — Outbound shipping and handling costs incurred to deliver merchandise to customers amounted to $25,275,183, $26,360,878, and $23,089,299 for the years ended December 31, 2020, 2019, and 2018, respectively and are included in cost of sales in the consolidated statements of operations.
Cost of Sales — Cost of goods sold consists of the costs of merchandise, expenses for shipping to and from clients and inbound freight, inventory write-offs and changes in the Company’s inventory reserve, payment processing fees, and packaging materials costs, offset by vendor funded promotions and various vendor allowances.
Selling, General and Administrative Expenses — Selling, general and administrative expenses consist primarily of salaries and benefits for warehouse employees as well as all regional and home office employees, including buying personnel. Selling, general and administrative expenses also include substantially all building and equipment depreciation, research and development expense, bank service charges, utilities, as well as other operating costs incurred to support e-commerce website operations. In accordance with ASC 730-10-25, Research and Development, research and development costs are charged to expense as and when incurred in the development of software products to be sold, leased, or marketed to external parties. Research and development expenses incurred were $2,485,573, $2,856,051, and $98,050 for the years ended 2020, 2019, and 2018, respectively.
Advertising — The Company expenses advertising as incurred. For the years ended December 31, 2020, 2019 and 2018, the Company expensed $4,912,269, $20,703,071, and $12,217,926, respectively for advertising and marketing activities and such amounts are included in advertising expense in the consolidated statements of operations. Included in prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2020, 2019, and 2018 are prepayments for future advertising expenses of approximately $9,192, $500,184, and $587,523, respectively.
Recently Adopted Accounting Pronouncements — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure. ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 for private companies. The FASB issued ASU 2015-14 in August 2015 which defers the effective date for annual reporting periods beginning after December 15, 2018 for private companies. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) effective January 1, 2019, using the modified retrospective approach to all contracts not completed at the date of initial application in the preparation of its consolidated financial statements. The impact of adopting this pronouncement was not material.
In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides guidance for revenue recognition. This ASU is meant to clarify the guidance in ASU 2014-09, Revenue from Contracts with Customers, as it pertains to principal versus agent considerations. Specifically, the guidance addresses how entities should identify goods and services being provided to a customer, the unit of account for a principal versus agent assessment, how to evaluate whether a good or service is controlled before being transferred to a customer, and how to assess whether an entity controls services performed by another party. This ASU has the same effective date as the new revenue standard, which is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018 for private companies. The Company has adopted this standard effective January 1, 2019 in the preparation of its consolidated financial statements. The impact of adopting this pronouncement was not material.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for stock-based payments granted to nonemployees for goods and services. This guidance will better align the treatment of stock-based payments to nonemployees with the requirements for such stock-based payments granted to employees. The new standard is effective for fiscal years beginning after December 15, 2019 for private companies, including interim periods within such fiscal year. The company has adopted this standard effective January 1, 2020 in the preparation of its consolidated financial statements. The impact of adopting this pronouncement was not material.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the existing disclosure requirements for fair value measurements in Topic 820. The new disclosure requirements include disclosure related to changes in unrealized gains or losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of each reporting period and the explicit requirement to disclose the range and weighted-average of significant unobservable inputs used for Level 3 fair value measurements. The other provisions of ASU 2018-13 include eliminated and modified disclosure requirements. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. For all entities, this guidance is required to be adopted for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The guidance was adopted effective January 1, 2020 and did not have a material impact on the consolidated financial statements and disclosures.
Recently Announced Accounting Pronouncements — Changes to US GAAP are established by the FASB in the form of Accounting Standards Updates (“ASUs”) to the FASB’s ASC. Management considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial position or results of operations of the Company.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This new guidance will change how entities account for credit impairment for trade and other receivables, as well as for certain financial assets and other instruments. ASU 2016-13 will replace the current “incurred loss” model with an “expected loss” model. Under the “incurred loss” model, a loss (or allowance) is recognized only when an event has occurred (such as a payment delinquency) that causes the entity to believe that a loss is probable (i.e., that it has been “incurred”). Under the “expected loss” model, an entity will recognize a loss (or allowance) upon initial recognition of the asset that reflects all future events that will lead to a loss being realized, regardless of whether it is probable that the future event will occur. The “incurred loss” model considers past events and current conditions, while the “expected loss” model includes expectations for the future which have yet to occur. ASU 2016-13 is effective for private companies beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adoption of the new standard on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other-Internal-Use Software (Subtopic 35-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that does not include a license to internal-use software (a cloud computing arrangement) with one that does. The new standard is effective for fiscal years beginning after December 15, 2020 for private companies, and interim periods within fiscal years beginning after December 15, 2021. The Company does not believe the adoption of this ASU will have a material impact on its consolidated financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the effect that implementation of this standard will have on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which requires a lessee to recognize in its balance sheet an asset and liability for most leases with a term greater than 12 months. Lessees should recognize a liability to make lease payments and a right-of-use asset representing the lessee’s right to use the underlying asset for the lease term. On June 3, 2020, the FASB deferred the effective date of ASC 842 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements but believes that there will be right of use assets and lease liabilities recognized on the Company’s consolidated balance sheet and an immaterial impact on the Company’s consolidated statement of operations.
2.   PROPERTY AND EQUIPMENT
Property and equipment — net consist of the following at December 31:
	2020	2019
Leasehold improvements	$8,147,638	$2,733,425
Warehouse equipment	2,192,471	2,050,032
Computers and small tools	1,061,177	989,989
Furniture and fixtures	95,064	95,064
Capital lease asset	—	8,979,516
Software development	13,608,520	12,567,836
Work in progress	359,992	834,420
	$25,464,862	$28,250,282
Less: Accumulated depreciation and amortization	(15,053,466)	(14,597,512)
Property and equipment, net	$10,411,396	$13,652,770
Work in progress includes capitalized costs for on-going software development projects. The Company recorded depreciation and amortization expense of $4,785,778, $4,377,732, and $4,733,389 for the years ended December 31, 2020, 2019, and 2018, of which, $2,081,625, $1,983,936, and $2,534,581 respectively, related to software development costs.
On December 1, 2016, the Company entered into a transaction to sell automated conveyor equipment and concurrently executed a Commercial Lease Agreement to leaseback the equipment. The sales price of the equipment was in the amount of $8,741,188 and the Company recognized a capital lease asset and obligation in accordance with ASC 840-30-30-1. As of December 31, 2019, the capital lease asset balance was $5,040,883, net of accumulated depreciation. On March 9, 2020, the Company entered into a repurchase agreement to reacquire the capital lease asset with the buyer for $600,000 and reclassified the net carrying value of the capital lease asset to leasehold improvements. As of December 31, 2020, there was no remaining capital lease asset.
3.
NOTES PAYABLE

On August 24, 2017, the Company issued a Subordinated Unsecured Convertible Promissory Note (“Note”) to a strategic investor in exchange for $25,000,000. The Note was issued pursuant to the Note Purchase Agreement, dated August 28, 2017, by and between the Company and the holder and is subject to the provisions of the Note Purchase Agreement. This Note was subordinated to certain other indebtedness of the Company on the terms set forth in Subordination Agreement by and between the holder and Silicon Valley Bank, dated as of August 18, 2017, with the maturity date earlier of a) August 24, 2018 or b) the time at which the balance of the note is due and payable upon default. The Company promised to pay the principal balance and interest accrued on unpaid principal balance at applicable rate which is a lower of a) highest lawful rate (highest non usurious rate of interest in NY state) or b) 1.29% simple interest per annum.

Interest began to accrue on the date of the Note and would continue to accrue on the outstanding until the entire balance was paid (or converted, as provided in the Note) and was computed based on the actual number of days elapsed and on a year of 365 days. Per the agreement, the outstanding principal and any unpaid accrued interest on the Note was convertible into preferred stock if the Company issued and sells preferred stock to investors with total proceeds in excess of $75,000,000 (“the Next Financing”) prior to August 24, 2018 at a conversion price equal to the price per share paid by the investors in the Next Financing multiplied by a factor defined in the Note Purchase Agreement. If the Company did not sell preferred stock in excess of the $75,000,000 threshold, the Note was payable upon maturity at August 24, 2018.
The Company raised in excess of $75,000,000 of additional funding prior to August 24, 2018. As such, the Note converted to 2,501,736 of Series D-1 preferred stock on August 15, 2018 in accordance with the terms of the Note Purchase Agreement.
On May 15, 2020, May 26, 2020 and May 29, 2020, the Company issued Subordinated Convertible Promissory Notes (each, a “Note”) in an aggregate principal amount of $8,215,000 pursuant to the Note Purchase Agreement, dated May 15 2020, by and among the Company and the noteholders. The maturity date of the Notes is the earlier of (a) two years from the Note issuance; (b) upon acceleration due to an event of default; and (c) upon conversion of the Notes in connection with the Company raising equity proceeds of $25,000,000 or more inclusive of the principal amount of the Notes. The Notes accrue .25% simple interest per annum (the short-term AFR fixed on the respective Note issuance date). The Notes converted into Series E-2 preferred stock as a result of the Series E raise in June 2020.
In accordance with ASC 815-15-25 the conversion feature of the Promissory Note was considered an embedded derivative instrument that required bifurcation and separate accounting. The feature was recorded at its fair value at issuance date and separated from the underlying note value. The Promissory Note was converted in the same quarter as issuance. Upon conversion, the Company performed a final valuation of the embedded derivative’s fair value which resulted in a loss of $4,323,770 which was recorded in Other Income (Expense), Net. The fair market value of the derivative was calculated using a discounted cash flow model, which utilized the original implied discount rate and an adjustment for a change in the market spread. Additionally, the Promissory Note and bifurcated derivative were removed at the carrying amounts, with the difference in the then-current fair value of the shares issued of $102,972 being recorded as a loss on extinguishment within Other Income (Expense), Net. There was no impact on the consolidated balance sheet as the issuance and conversion of the note occurred within the same quarter of 2020.
4.
OTHER CURRENT LIABILITIES

As of December 31, 2020 and 2019, the major components of other current liabilities consisted of the following:
	2020	2019
Credit card payable	$10,473,079	$8,325,828
Accrued sales tax payable	1,845,831	1,749,590
Deferred rent – short term	622,940	796,047
Credits liability	633,287	438,550
Other accrued liabilities	1,382,927	1,100,398
Total	$14,958,064	$12,410,413

5.
DEBT

In May 2018, the Company amended and extended the loan and security agreement (the “Credit Agreement”), originally dated June 24, 2015 and previously amended in December 2017 and January 2018. The amendment provided the Company with a letter of credit of $11,000,000 and a term loan of $3,500,000, with a maturity date of May 22, 2021. The Company issued warrants to purchase 12,500 shares of common stock at a price of $3.04 per share in connection with the amendment to the Credit Agreement on May 22, 2018. As of December 31, 2019 and 2018, the Company had issued $2,671,667 and $2,775,742 letters of credit, respectively, out of the $11,000,000 available.

In March 2020, the Company finished paying down the $3,500,000 term loan by entering into the Sixth Amendment of the Credit Agreement which granted the Company a term loan in the principal amount of $5,000,000, with a maturity date of June 1, 2020.
In June 2020, the Company paid down the $5,000,000 by entering into the Seventh Amendment of the Credit Agreement. The Seventh Amendment granted the Company a term loan in the principal amount of $7,500,000 with a maturity date of December 22, 2022, of which $5,132,500 was immediately drawn. In July 2020, the Company drew down on the remaining $2,367,500 of principal in this most recent amendment, increasing the Company’s total borrowings to $7,500,000. The Seventh Amendment also reduced the available letters of credit from $11,000,000 to $4,000,000. As of December 31, 2020, the Company had issued $2,571,667 letters of credit, out of the $4,000,000 available.
The Credit Agreement provides the bank a first perfect security interest in all of the Company’s assets with a negative pledge on intellectual property. As of December 31, 2020, 2019 and 2018, outstanding amounts drawn on the Credit Agreements accrued interest at a floating per annum rate equal to three and one-quarter of one percentage points (3.25%) above the Prime Rate for 2020 and 2019, respectively, and two percentage points (2.00%) above the Prime Rate for 2018.
The Credit Agreement contains a certain number of affirmative and negative covenants, which, among other things, requires the Company to maintain collateral accounts, a liquidity ratio (calculated as the unrestricted cash plus 60% of the value of net billed accounts receivable divided by the aggregate amount of the obligations of the Credit Agreement) of greater than 1.25 to 1.00 and restricts the Company’s ability to pay dividends or make any distributions, incur subsidiary indebtedness, incur liens, sell substantially all of our assets, and consummate fundamental changes. The Credit Agreement also subjects us to certain reporting covenants. The Company is required to provide monthly financials, inventory transactions report, summary payables and receivables reports and a signed compliance letter. The Company is in compliance with all affirmative covenants, negative covenants, and reporting requirements under the Credit Agreement.
Amounts outstanding under of long-term term debt consisted of the following as of December 31, 2020 and 2019. The estimated fair value of long-term term debt approximated its carrying value as of these reporting dates.
	2020	2019
5th Amendment term loan, matures May 2021	$—	$2,520,000
6th Amendment term loan, matures June 2020(1)	—	—
7th Amendment term loan, matures December 2022	7,500,000	—
Total term debt	7,500,000	2,520,000
Less: current portion	(3,750,000)	(1,680,000)
Long-term term loan	$3,750,000	$840,000

(1)
The 6th Amendment granted the Company with a term loan in the amount of $5,000,000, which was used to paydown the 5th Amendment Term Loan. The 6th Amendment was repaid in full as of December 31, 2020.

Aggregate principal maturities of debt as of December 31, 2020 are as follows:
2021	$3,750,000
2022	3,750,000
2023	—
2024	—
Total	$7,500,000

6.
INCOME TAXES

Income Taxes — For financial reporting purposes, loss before income taxes, includes the following components:
	December 31,
	2020	2019	2018
Domestic	$(34,436,576)	$(65,402,000)	$(50,325,820)
Foreign	—	—	—
Loss before income taxes	$(34,436,576)	$(65,402,000)	$(50,325,820)
Total income taxes allocated to operations for the years ended December 31, 2020, 2019 and 2018 were as follows:
2020	Current	Deferred	Total
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—
Total	$—	$—	$—
2019	Current	Deferred	Total
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—
Total	$—	$—	$—
2018	Current	Deferred	Total
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—
Total	$—	$—	$—
Tax Rate Reconciliation — A reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate is as follows:
	December 31,
	2020	2019	2018
Federal statutory rate	21.00%	21.00%	21.00%
Permanent items	(2.74)	(0.02)	(0.01)
State taxes (net of federal benefit)	0.00	0.00	0.00
Deferred rate change	0.00	(0.02)	0.02
Valuation allowance	(17.28)	(20.28)	(20.47)
Stock-based compensation	(0.98)	(0.68)	(0.54)
Total provision and effective tax rate	0.00%	0.00%	0.00%
The difference between income taxes at the U.S. federal statutory income tax rate of 21% and the amounts reported relate primarily to pre-tax losses for which no tax benefit has been provided as we could not conclude that such amounts would be realized in the future.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S.

tax code that affected the Company’s financial results for the year ended December 31, 2017, including, but not limited to: (1) a future reduction of the U.S. federal corporate tax rate from 34% to 21% effective January 1, 2018, that reduced the current value of the Company’s deferred tax assets and liabilities; and (2) bonus depreciation that allows for full expensing of qualified property placed in service after September 27, 2017. In addition, the Tax Act establishes new tax laws that may affect the Company’s financial results for the years ending after December 31, 2017, including, but not limited to: (1) a reduction of the U.S. federal income tax rate from 34% to 21%; (2) limitation of the deduction for interest expense.
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted and signed into law. The CARES Act makes changes to the U.S. tax code, including, but not limited to: (1) modifications to the business interest deduction limitation for tax years 2019 and 2020; (2) a technical correction of the recovery period of qualified improvement property from 39 to 15 years; (3) a repeal of the 80% taxable income limitation on the deduction of net operating losses (“NOLs”) for tax years beginning before January 1, 2021 as well as a five-year carryback period allowed for NOLs generated in tax years beginning after December 31, 2017 and before January 1, 2021; and (4) deferral of payment of the employer share of Social Security payroll taxes the Company would otherwise be responsible for paying in 2020. Fifty percent of the deferred payroll taxes are due on December 31, 2021, and the remaining amounts are due on December 31, 2022. Under ASC 740, the effects of new legislation would need to be recognized in the period of enactment. Therefore, the effects of the CARES Act would need to be accounted for in the year ended December 31, 2020. The Company elected to defer $834,430 of Social Security payroll taxes under the CARES Act. The Company evaluated the other provisions of the CARES Act and determined there was no material impact for the year ended December 31, 2020.
On December 21, 2020, Congress passed the Consolidated Appropriations Act, 2021. The act includes the Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the COVID-related Tax Relief Act of 2020, both of which extend many credits and other COVID-19 relief, among other extenders. The Consolidated Appropriations Act is retroactively applied to the original date of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Like the CARES Act, under ASC 740, the effects of new legislation would need to be recognized in the period of enactment. Therefore, the effects of the Consolidated Appropriations Act would need to be accounted for in the year ended December 31, 2020. The Company evaluated the provisions of the Consolidated Appropriations Act and determined that there was no material impact for the year ended December 31, 2020.
Components of Deferred Taxes — The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019 are presented below:
	December 31,
	2020	2019
Deferred tax assets:
Allowance for doubtful accounts	$49,815	$42,839
Accrued expenses	220,548	160,631
Inventory	116,354	127,349
Deferred rent	151,089	193,048
Lease liability	62,499	87,293
Warrants	463,701	261,436
Stock-based compensation	202,722	117,223
Charitable contributions	460,274	340,259
Net operating losses	71,553,413	66,025,752
Payroll taxes deferral	202,385	—
Disallowed interest expense	216,444	108,951
Total deferred tax assets	$73,699,244	$67,464,781
Less: valuation allowance	(72,057,082)	(65,260,394)
Net deferred tax assets	$1,642,162	$2,204,387

	December 31,
	2020	2019
Deferred tax liabilities:
Intangible assets	$(839,927)	$(1,090,104)
Property and equipment	(802,235)	(1,114,283)
Total deferred tax liabilities	$(1,642,162)	$(2,204,387)
Net deferred tax assets/liabilities	$—	$—

Assessing the realizability of deferred tax assets requires the determination of whether it is more-likely-than-not that some portion or all the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax-planning strategies. Given the cumulative losses in recent years, a full valuation allowance has been established as of December 31, 2020 and 2019, and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements. The valuation allowance increased $6,797,688 and increased $15,184,430 from the full valuation allowances that was recorded as of December 31, 2019 and 2018, respectively.
As of December 31, 2020 and 2019, the Company had approximately $299,375,124 and $276,310,905 of federal net operating losses. Approximately $161,064,722 of the federal net operating losses will expire at various dates beginning in 2033 through 2040 if not utilized, while the remaining amount will have an indefinite life.
As of December 31, 2020 and 2019, the Company had approximately $158,533,956 and $146,283,201 of state net operating losses. Some state net operating losses may follow the Tax Cut and Jobs Act and are indefinite life while most are definite life with various expiration dates beginning in 2034 through 2040.
Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to ownership changes that may have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. Such annual limitation could result in the expiration of net operating losses and credits before their utilization.
Consistent with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2020, 2019 and 2018:
	December 31,
	2020	2019	2018
Beginning balance	$1,348,904	$1,372,064	$—
Increases based on tax positions during the current period	—	301,847	1,617,975
(Decreases) based on tax positions during the current period	—	(325,007)	(245,911)
Ending balance	$1,348,904	$1,348,904	$1,372,064
The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate would be $0 for the years ended December 31, 2020 and 2019.
The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of tax expense. The Company has not accrued any interest or penalties related to unrecognized tax benefits as of December 31, 2020, 2019, or 2018.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.
The Company files U.S. federal and state income tax returns with varying statutes of limitations. All tax years since inception remain open to examination due to the carryover of unused net operating losses and tax credits.
7.   COMMITMENTS AND CONTINGENCIES
Operating Leases — The Company maintains its principal offices in New York City, New York and maintains fulfillment centers and office space in various locations throughout the United States. Future minimum rental commitments under non-cancelable leases with initial or remaining terms in excess of one year at December 31, 2020 were as follows:
Year	Lease Obligation
2021	$3,451,635
2022	3,376,849
2023	1,689,562
2024	496,567
2025	511,462
Thereafter	348,145
Total	$9,874,220
The Company expensed $3,202,308, $3,004,423, and $2,822,009 in rent related to leases in effect during the years ended December 31, 2020, 2019, and 2018, respectively, which is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations.
Sales or Other Similar Taxes — Based on the location of the Company’s current operations, sales tax is collected and remitted. To date, the Company has had no actual or threatened sales and use tax claims from any state where it does not already claim nexus or any state where it sold products prior to claiming nexus. However, the Company believes that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where it sold products prior to claiming nexus is reasonably possible. As of December 31, 2020 and 2019, the Company estimates that the potential liability is approximately $1,348,904. All years have been recorded as an accrued liability. Although it is reasonably possible that a change in this estimate will occur in the near term, the Company believes this is the best estimate of an amount due to taxing agencies, given that such a potential loss is an unasserted liability that would be contested and subject to negotiation between the Company and the state, or decided by a court.
Legal Proceedings — The Company is not currently subject to any legal proceedings or currently aware of any claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company’s financial position as of December 31, 2020, 2019, and 2018.
8.
WARRANTS

Common Stock Warrants — In connection with the Credit Agreement, the Company issued warrants to purchase 15,107 shares of common stock at a price of $0.95 per share on June 24, 2015. The Company issued warrants to purchase an additional 10,000 shares of common stock at a price of $2.33 per share in connection with the amendment to the Credit Agreement on December 22, 2016. The Company issued warrants to purchase an additional 12,500 shares of common stock at a price of $3.04 per share in connection with the amendment to the Credit Agreement on May 22, 2018. These warrants are exercisable at any time at the option of the holder until the ten year anniversary of the date of issuance. These warrants were issued in a financing transaction and are classified as liabilities. Corresponding changes to the fair value of the warrants are recognized in earnings on the Company’s consolidated statements of operations in each subsequent period.

The estimated fair value of these common stock warrants as of December 31, 2020, 2019, and 2018 is determined using Level 3 inputs and assumptions within the Black-Scholes pricing model. The Company uses the following methods to determine its underlying assumptions: expected volatilities are based upon an analysis of the historical volatility of guideline public companies and factors specific to the Company; the expected term is based on the estimated timing until a liquidity event given that the warrants would automatically exercise upon an acquisition; the risk-free interest rate is based on the average of the observed yield of three year and five year US Treasury securities; and the expected dividend yield is based on the expected annual dividend. The key assumptions used in the Black-Scholes model were as follows:
	2020	2019	2018
Expected volatility	57.0%	55.0%	58.0%
Expected term (in years)	1.0	2.0	4.0
Risk-free interest rate	1.7%	1.7%	1.7%
Expected dividend yield	0.0%	0.0%	0.0%
The accrued value of these warrants as of December 31, 2020, 2019, and 2018 was $49,863, $59,624, and $59,624, respectively. There were 37,607 warrants to purchase common stock outstanding as of December 31, 2020 and 2019.
Series C-1 Preferred Warrants — In connection with the Sale Leaseback, the Company issued warrants to purchase 88,361 shares of series C-1 preferred stock at a price of $10.88 per share. These warrants are exercisable at any time at the option of the holder until the earlier of six years after the termination of the lease or the ten year anniversary of the date of issuance. In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), the fair value of these warrants is classified as a liability on the Company’s consolidated balance sheet as the warrant terms include a conditional redemption feature through which the holders may participate in a deemed liquidation event when holders of common stock may not. The fair value as of the grant date was recorded as a discount to the capital lease principle. Corresponding changes to the fair value of the warrants are recognized in earnings on the Company’s consolidated statements of operations in each subsequent period.
At the end of each reporting period, until expiry, the Company uses an option pricing model to estimate and report the fair value of the Series C-1 Preferred Warrants. The following table presents the quantitative inputs, which are classified in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants:
	2020	2019	2018
Expected volatility	60.0%	45.0%	45.0%
Expected term (in years)	1.0	2.0	4.0
Risk-free interest rate	0.1%	1.6%	2.5%
There were 88,361 warrants to purchase Series C-1 preferred stock outstanding as of Decembers 31, 2020, 2019 and 2018. The accrued value of these warrants as of December 31, 2020, 2019, and 2018 was $153,748, $87,477, and $100,732, respectively. As a result of the change in fair value of these warrants as of December 31, 2020, 2019 and 2018, $(66,271), $13,254, and $60,969 were recorded in Other Income (Expense), Net, respectively, in the consolidated statements of operations. These warrants expire six years after the expiration or termination of the lease in accordance with its terms or any renewal thereof, but no later than ten years after the issuance date.
Series C-3 Preferred Warrants — In April 2016, in conjunction with a general marketing agreement, the Company issued a warrant to purchase shares up to 1,102,752 shares of series C-3 preferred stock to a strategic partner at a price of $10.88 per share. The number of exercisable shares is dependent upon performance conditions. The warrant is exercisable upon vesting through completion of marketing milestones. In accordance with ASC 480, the fair value of these warrants are classified as a liability on the Company’s consolidated balance sheet as the warrant terms include a conditional redemption feature through which the holders may participate in a deemed liquidation event when holders of common stock may not. Therefore, as the performance conditions are met, the warrants will be recorded as a liability in the consolidated balance sheets and as marketing expense in the consolidated statements of operations. Corresponding changes to the fair value of the warrants are recognized in earnings on the Company’s consolidated statements of operations in each subsequent period. All milestones related to the warrants were met in 2016 and 2017 and all the warrants are fully vested.
At the end of each reporting period, until expiry, the Company uses an option pricing model to estimate and report the fair value of the Series C-3 Preferred Warrants. The following table presents the quantitative inputs, which are classified in Level 3 of the fair value hierarchy, used in estimating the fair value of the warrants:
	2020	2019	2018
Expected volatility	60.0%	45.0%	45.0%
Expected term (in years)	1.0	2.0	4.0
Risk-free interest rate	0.1%	1.6%	2.5%
There were 1,102,752 warrants outstanding to purchase Series C-3 preferred shares as of Decembers 31, 2020, 2019, and 2018. The accrued value of these warrants as of December 31, 2020, 2019, and 2018 was $1,918,788, $1,091,724, and $1,257,137, respectively. As a result of the change in fair value of these warrants as of December 31, 2020, 2019, and 2018, $(827,064), $165,413, and $760,899 were recorded in Other Income (Expense), Net, respectively, in the consolidated statements of operations. These warrants expire on the later of the date that is (i) the five-year anniversary of the date on which the last milestones have been satisfied and (ii) seven years after the issuance date.
9.
STOCKHOLDERS’ DEFICIT AND MEZZANINE EQUITY

As of December 31, 2020 and 2019, the Company was authorized to issue i) 70,000,000 shares of its common stock (the “Common Stock”), $0.00001 par value, and 65,000,000 shares of Common Stock, $0.00001 par value, respectively, and ii) 43,574,629 and 38,024,488 shares of Preferred Stock, respectively at $0.00001 par value per share.
Common Stock — As of December 31, 2020 and 2019, there was 9,888,776 and 9,833,563 common shares outstanding, respectively. Each share of common stock has the right to one vote per share.
At December 31, 2020, Preferred Stock consisted of the following:
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Liquidation Preference
Series A-1	4,388,978	4,388,978	$1.48	6,490,026	6,489,982
Series A-2	1,993,093	1,993,093	$0.55	1,090,840	1,090,820
Series A-3	570,502	570,502	$0.78	442,374	442,367
Series B-1	5,128,198	5,128,198	$4.48	22,984,122	22,984,071
Series B-2	562,149	562,149	$3.59	2,015,647	2,015,641
Series C-1	10,618,436	10,530,075	$10.88	114,562,977	114,587,113
Series C-2	1,034,188	1,034,188	$8.71	9,003,134	9,003,124
Series C-3	1,692,100	589,348	$10.88	7,066,283	6,412,106
Series D-1	9,364,524	9,364,524	$10.93	97,926,084	102,340,201
Series D-2	2,205,650	2,205,650	$9.84	21,694,134	21,694,112
Series E-1	4,233,043	4,233,043	$7.09	33,707,750	30,000,000
Series E-2	1,783,768	1,783,768	$4.61	8,217,388	8,217,284
	43,574,629	42,383,516		325,200,758

(1)
Amounts are net of issuance costs and changes in the redemption value of the Series C-3 Preferred Shares

At December 31, 2019, Preferred Stock consisted of the following:
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Liquidation Preference
Series A-1	4,388,978	4,388,978	$1.48	6,490,026	6,489,982
Series A-2	1,993,093	1,993,093	$0.55	1,090,840	1,090,820
Series A-3	570,502	570,502	$0.78	442,374	442,367
Series B-1	5,128,198	5,128,198	$4.48	22,984,122	22,984,071
Series B-2	562,149	562,149	$3.59	2,015,647	2,015,641
Series C-1	10,618,436	10,530,075	$10.88	114,562,977	114,587,113
Series C-2	1,034,188	1,034,188	$8.71	9,003,134	9,003,124
Series C-3	1,692,100	589,348	$10.88	5,975,989	6,413,220
Series D-1	9,831,194	9,364,524	$10.93	97,926,084	102,340,201
Series D-2	2,205,650	2,205,650	$9.84	21,694,134	21,694,112
	38,024,488	36,366,705		282,185,326

(1)
Amounts are net of issuance costs and changes in the redemption value of the Series C-3 Preferred Shares

Series C-3 Preferred Stock — The Company records all shares of preferred stock at their respective fair values less issuance costs on the dates of issuance. The preferred stock is recorded outside of stockholders’ equity (deficit) because, in the event of certain deemed liquidation events, which are events that are not considered solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets, the preferred stock will become redeemable. Further, in the case of the C-3 preferred stock exclusively, in the event that all holders of other preferred stock convert into common stock, the holders of the C-3 preferred stock will either be convertible into common stock or cash at the holder’s election, which unlike all other classes of preferred stock, would be deemed probable of becoming redeemable. The redemption value of the C-3 preferred stock is equal to the fair value of the common stock, which the C-3 preferred stock would convert into on the date of redemption.
When the preferred stock is considered either currently redeemable or probable of becoming redeemable, the Company has selected a policy of making the determination that the redemption value is equal to the fair value of the preferred stock. As the Series C-3 preferred stock was considered probable of becoming redeemable, the Company has remeasured the value of these shares as of each reporting period date. When preferred stock is not considered either currently redeemable or probable of becoming redeemable, the Company does not remeasure these shares until which point the contingency is probable of occurring.
The significant terms of each series of the Preferred Stock are as follows:
i.
Dividends — The Company may not declare, pay or set aside dividends on its Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to obtaining any consents required) the holders of Preferred Stock first receive, or simultaneously receive, a dividend at a rate of 6% of the original issue price per share, as adjusted for stock dividends, stock splits, combinations, or other recapitalization. The Board of Directors of the Company is under no obligation to declare dividends, and no rights accrue to the holders of the Preferred Stock if dividends are not declared or paid in any calendar year, and any dividends paid are non-cumulative. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock must be calculated based on the dividend on the class or series of capital stock that would result in the largest dividend amount on the Preferred Stock. No dividends have been declared or paid as of December 31, 2020.

ii.
Liquidation Preference — Upon Liquidation (defined below), the holders of Preferred Stock are entitled to be paid out of the assets of the Company that are available for distribution to its stockholders, before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (1) the original issue price, plus any declared and unpaid dividends, or (2) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to Liquidation. If upon such Liquidation, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in the distribution of assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares of Preferred Stock were paid in full. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed pro rata among the holders of shares of Common Stock.
“Liquidation” is defined as “any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or a Deemed Liquidation Event.” A “Deemed Liquidation Event” is defined to include (1) a merger or consolidation involving the Company (other than one for which the holders of voting securities of the Company continue to maintain a majority of voting power after the transaction), and (2) a sale, lease, transfer, exclusive license or other disposition, of all or substantially all of the assets of the Company. A merger or consolidation of the Company would include a change in control for less than 100% of the equity of the Company.
iii.
Conversion — Each share of Preferred Stock (other than shares of Series C-3 Preferred Stock) is convertible at any time at the option of the holder to Common Stock at a rate determined by dividing the original issuance price for such series of Preferred Stock by the conversion price for such series of Preferred Stock. The “conversion price” is defined as the original issuance price of the Preferred Stock and is adjusted for stock splits and other subdivisions of Common Stock, reorganizations, and other dilutive issuances, excluding the issuance of Common Stock pursuant to the Company’s 2013 stock incentive plan, warrants outstanding at the time of issuance of the Preferred Stock, and various other exclusions. Each share of Preferred Stock is automatically converted into shares of Common Stock at the then effective conversion price upon the affirmative vote of an investor majority or upon an initial public offering (“IPO”) resulting in at least $50.0 million of gross proceeds.

iv.
Redemption — Although the Series C-3 Preferred Stock does not have the conversion feature noted above, if all other holders of Preferred Stock elect to convert their shares pursuant to this conversion feature, the Series C-3 Preferred Stockholder will have the option to redeem these shares for cash or Common Stock based on the fair value of the Series C-3 Preferred Stock, which will be made at the shareholder’s election.

v.
Voting Rights — The holders of Preferred Stock and Common Stock vote together as a single class with the holders of Preferred Stock voting on an as-converted basis. The Preferred Stock also contains certain protective provisions whereby holders of the Preferred Stock vote on a class basis.

vi.
Board — The Board of Directors shall have eight members. The holders of the Series B have the right to select one director, the holders of Series C, with the exception of the holders of Series C-3, have the right to select one director, holders of the Series D-1 have the right to select two directors, and the holders of record of the shares of Common Stock shall be entitled to elect four directors.

vii.
Protective Provisions — At any time when shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, consenting or voting together as a single class on an as-converted basis:

i.
Create any additional class or series of capital stock or security convertible into or exercisable into any additional class or series of capital stock, unless the same ranks junior to the Series A, Series B, Series C, Series D, and Series E Preferred Stock

ii.
Amend the Certificate of Incorporation or By-laws in a manner that is adverse to the Preferred Stock

iii.
Repurchase the Company’s capital stock (except for the repurchase of shares of stock held by employees, consultants, directors, or advisors upon termination of the employment or services)

iv.
Increase or decrease the authorized directors

v.
Liquidate, dissolve or wind-up the business and affairs of the Corporation

vi.
Acquire all or a controlling interest in another entity

vii.
Pay or declare dividends on any shares of capital stock (other than a dividend on the then outstanding shares of Common Stock payable solely in shares of Common Stock)

10.
STOCK-BASED COMPENSATION

Equity Incentive Plan — The Company has one Equity Incentive Plan, the 2013 Equity Incentive Plan (the “Stock Plan”). Under the Stock Plan, the Company has the ability to issue incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and restricted stock units to selected employees, officers, directors and consultants of the Company as an incentive to such persons. The Company has reserved 10,636,317 shares of Common Stock for issuance to officers, directors, employees, and consultants of the Company pursuant to the Stock Plan. Of such reserved shares of Common Stock, as of December 31, 2020, 1,769,776 shares have been issued pursuant to option exercises and restricted stock purchase agreements, 7,043,875 options to purchase shares have been granted and are currently outstanding, and 1,823,666 shares of Common Stock remain available for issuance pursuant to the Stock Plan.
Stock Options — Stock options granted under the Stock Plan are granted at a price per share not less than the fair value at the date of the grant. Options granted to date generally vest over a four-year period with 25% of the shares underlying the options vesting on the first anniversary of the vesting commencement date with the remaining 75% of the shares vesting on a pro-rata basis over the succeeding thirty-six months, subject to continued service with the Company through each vesting date. Options granted are generally exercisable for up to 10 years, also subject to continued service with the Company.
The following is a summary of stock options activity during the years ended December 31, 2020, 2019, and 2018:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2017	5,101,695	$2.22	8.55
Granted	644,600	3.17
Exercised	(91,209)	0.94
Forfeited	(1,094,300)
Outstanding as of December 31, 2018	4,560,786	$2.30	7.59
Granted	4,571,700	3.20
Exercised	(111,482)	1.16
Forfeited	(1,011,237)
Outstanding as of December 31, 2019	8,009,767	$2.80	8.17
Granted	1,234,250	3.00
Exercised	(55,213)	1.01
Forfeited	(2,653,262)
Outstanding as of December 31, 2020	6,535,542	$2.97	7.30
Vested and expected to vest as of December 31, 2020	6,535,542	$2.74	7.30
Exercisable as of December 31, 2020	3,986,608	$2.51	6.29

Stock-based compensation expense related to stock options was $1,956,009, $2,286,349, and $1,329,616 in 2020, 2019, and 2018, respectively. All stock-based compensation is recorded within selling, general and administrative expense on the consolidated Statements of Operations.
The following key assumptions were used in the Black-Scholes-Merton valuation model for the value stock option grants:
	2020	2019	2018
Expected volatility	51.8%	47.4%	46.9%
Expected term (in years)	5.99	5.90	5.90
Risk-free interest rate	0.3%	1.8%	2.8%
Expected dividend yield	0.0%	0.0%	0.0%
The weighted average grant date fair value of the options granted during the years ended December 31, 2020, 2019, and 2018 was $1.44, $1.49, and $1.52, respectively. As of December 31, 2020, 2019, and 2018, total unrecognized compensation costs related to unvested stock options was approximately $3,490,761, $6,321,143, and $2,386,838, respectively. These costs are expected to be recognized over a weighted-average period of 1.28 years, 1.39 years, and 1.11 years, respectively. The aggregate intrinsic value of options exercised during 2020, 2019, and 2018 was $109,880, $277,155, and $394,679, respectively. The total fair value of shares vested during the years and 2020, 2019, and 2018 was $2,558,269, $1,581,077, and $1,419,097, respectively.
RESTRICTED STOCK AWARDS — The company did not grant any restricted stock awards during the years ended December 31, 2020, 2019, and 2018. As of December 31, 2020, 2019, and 2018, respectively, 1,540,000 shares of restricted stock have been granted to employees, with 1,540,000 shares vested and exercisable and no shares unvested. Restricted stock issued to employees generally vests over a four-year period and is contingent upon continued employment. Restricted stock is amortized to expense over the service period. There were no stock-based compensation costs related to restricted stock during 2020 and 2019. Stock-based compensation expense related to restricted stock awards was $2,580 during 2018. Restricted stock issued to advisors was expensed as of the grant date as the grants were issued after the performance of services by the advisors.
11.
FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value during the year on a recurring basis consisted of the following as of December 31, 2020, 2019 and 2018:
	Fair Value Hierarchy
2020	Level 1	Level 2	Level 3
Assets – cash & cash equivalents	$30,043,046
Total assets	$30,043,046
Liabilities:
Common stock warrants			$49,863
Preferred stock warrants			2,072,536
Total liabilities			$2,122,399
2019	Level 1	Level 2	Level 3
Assets – cash & cash equivalents	$12,889,931
Total assets	$12,889,931
Liabilities:
Common stock warrants			$59,624
Preferred stock warrants			1,179,201
Total liabilities			$1,238,825

2018	Level 1	Level 2	Level 3
Assets – cash & cash equivalents	$56,596,509
Total Assets	$56,596,509
Liabilities:
Common Stock Warrants			$59,624
Preferred Stock Warrants			$1,357,868
Total Liabilities			$1,417,492
The Company measures the common stock warrants using Level 3 unobservable inputs within the Black-Scholes option-pricing model. The Company used various key assumptions, such as the fair value of common stock, volatility, and expected term. The Company monitors the fair value of the common stock warrants annually, with subsequent revisions reflected in the consolidated statements of operations.
The Company measures the preferred stock warrants using Level 3 unobservable inputs within the option pricing model. The Company used various key assumptions, such as the fair value of preferred stock, volatility, and expected term. The Company monitors the fair value of the preferred warrants annually, with subsequent revisions reflected in the consolidated statements of operations.
All significant Level 3 fair value measurements were recorded during the years ended December 31, 2020, 2019 and 2018.
12.
NET LOSS PER SHARE

The Company uses the two-class method to compute basic and diluted earnings per common share. In periods of net loss, no effect is given to the Company’s participating securities as they do not contractually participate in the losses of the Company. The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except share and per share data):
	For the Year Ended December 31,
	2020	2019	2018
Numerator
Net loss	$(34,436,576)	$(65,402,000)	$(50,325,820)
Less: accretion adjustment	1,090,294	1,155,122	(907,596)
Net loss attributable to common shareholders	$(35,526,870)	$(66,557,122)	$(49,418,224)
Denominator
Weighted-average shares – basic and diluted	9,842,737	9,750,682	9,695,257
Net loss per common share – basic and diluted	$(3.61)	$(6.83)	$(5.10)
The following securities on an if-converted basis, were excluded from the computation of diluted loss per share in the periods presented, as their effect would be anti-dilutive:
	2020	2019	2018
Series Preferred Stock, Outstanding	43,427,083	37,455,276	36,499,925
Common Stock Warrants, Outstanding	37,607	37,607	37,607
Preferred Stock Warrants, Outstanding	1,251,679	1,251,679	1,251,679
Common Stock Options, Outstanding	7,043,875	8,079,462	4,549,452

13.
RELATED PARTY TRANSACTIONS

The majority holder of the Series C-1 class is a vendor from whom the Company purchases inventory. The shareholders of the Series C-1 class of preferred stock have the right to elect one Director to the Board of Directors and the current elected Director is an employee of this vendor. In connection with the inventory purchases, the Company receives various volume rebates and incentives to continue doing business.

Total inventory purchases for the years ended December 31, 2020, 2019, and 2018 were approximately $12,880,934, $13,879,944, and $10,074,206, respectively. Volume rebates and incentives received for the years ended December 31, 2020, 2019, and 2018 were approximately $908,867, $1,674,169, and $1,266,562 respectively.
A holder of the Series D-1 class is a vendor from whom the Company purchases inventory. The collective shareholders of the Series D-1 class of preferred stock have the right to elect two Directors to the Board of Directors. The current Directors elected by the collective Series D-1 shareholders are not employees of this vendor. In connection with the inventory purchases, the Company receives various volume rebates and incentives to continue doing business. Total inventory purchases for the year ended December 31, 2020, 2019, and 2018 were approximately $3,878,138, $2,267,312, and $937,033, respectively and total dunnage purchases for the year ended December 31, 2020, 2019, and 2018 were approximately $2,729,376, $2,747,384, and $1,619,350, respectively. Volume rebates and incentives received for the year ended December 31, 2020, 2019, and 2018 were approximately $25,937, $230,848, and $45,895, respectively.
In March of 2020, the Company signed a memorandum of understanding for the Company’s future software as a service and licensing arrangements with another shareholder of the Series D-1 class of preferred stock. One of the two current elected Directors of the Series D-1 is an employee of this shareholder. No services were provided in 2020. In May 2019, the Company entered into an advisory services agreement and provided a proof of concept in connection with the future software as a service licensing arrangement. Fees recognized for the proof of concept was approximately $300,000 in the year ended December 31, 2019.
14.
SEGMENT REPORTING

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The profitability measure employed by the Company’s CODM for allocating resources to operating segments and assessing operating segment performance is operating profit or loss. The CODM does not receive or regularly review asset information when allocating resources and assessing segment performance. Therefore, asset information by segment has not been disclosed. Substantially all of the Company’s identifiable assets are located in the United States. The Company currently does not have sales outside the United States, nor does any customer represent more than 10 percent of total revenues for any period presented.
There were no inter-segment net sales and expenses to be eliminated in computing total revenue and operating income. In addition, the Company allocates its Selling, General and Administrative Expenses to its segment results based on usage, which is generally reflected in the segment in which the costs are incurred. The Company does not accumulate net revenue information by product or groups of similar products, and therefore the Company does not disclose net revenue by product because to do so would be impracticable. The following table provides information for the Company’s reportable segments:
Information about Reported Segment Profit or Loss
	Retail	Software & Services	Total
Year Ended December 31, 2018
Revenue	$140,235,922	$—	$140,235,922
Operating Loss	(50,229,706)	—	(50,229,706)
Year Ended December 31, 2019
Revenue	$173,692,897	$300,000	$173,992,897
Operating Loss	(63,082,583)	(2,610,740)	(65,693,323)
Year Ended December 31, 2020
Revenue	$187,173,834	$—	$187,173,834
Operating Loss	(26,244,100)	(2,442,662)	(28,686,762)

15.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through July 19, 2021, which is the date the consolidated financial statements were available to be issued. The Company did not have any subsequent events that required recognition or disclosure in the consolidated financial statements for the year ended December 31, 2020 except as noted below:
1.
On February 12, 2021, the Company entered into an agreement with AEON Integrated Business Services Co., Ltd., a wholly-owned subsidiary of AEON Co., Ltd. (“AEON”) to license its e-commerce platform through a software licensing arrangement. AEON is a Series D-1 shareholder and related party. The objective of the agreement is for the Company to design, develop and support the e-commerce platform customized for the digital marketplace operations of AEON and AEON affiliates. The services provided include implementation services, license of the e-commerce software platform, training, and maintenance and support. The Company has been engaged to provide services to AEON and AEON Malaysia. The total transaction price for the contract includes fixed and variable consideration. Based on the Company’s estimates of the standalone selling prices of the performance obligations identified in the contract, the Company has allocated $7,300,000 to implementation services specific to AEON, $4,500,000 to the implementation services specific to AEON Malaysia, and $20,000 per month to software maintenance services with respect to the licensed software for AEON Malaysia. The transaction price attributable to the software license to AEON Malaysia is variable, and consists of sales and usage based royalties.Yuki Habu, who is a director of Boxed and is expected to be a director of the post-combination company following the consummation of the Business Combination, is affiliated with Aeon, an affiliate entity of AEON.

2.
On June 13, 2021, the Company entered into a definitive agreement with a wholly owned subsidiary of Seven Oaks Acquisition Corp, a special purpose acquisition company. The Company’s existing shareholders will retain 100% of their equity, which converts to over 62% ownership of the outstanding shares of New Boxed at closing, under both a no redemption and maximum redemption scenario by Seven Oaks Acquisition Corp.’s public stockholders. The remaining outstanding shares of New Boxed will be held by Seven Oaks Acquisition Corp’s public stockholders, Seven Oaks Acquisition Corp. (including the Seven Oaks Foundation), and Subscribers in the PIPE transaction to be consummated substantially simultaneously with the Business Combination. The transaction is expected to be completed during the fourth quarter of 2021. However, there can be no assurance as to when or if the closing of the closing of the proposed transaction will occur. Post-Combination, the Company will be renamed Boxed.

3.
On June 13, 2021, the Company executed a Master Subscription Agreement with Palantir Technologies Inc. (“Palantir”) under which it will pay $20,000,000 over five years for access to Palantir’s Foundry software platform and related services for advanced data management and analytics to be used for the Company’s strategic initiatives. Upon closing of the Business Combination, $15,000,000 of the $20,000,000 will be billed and due to be paid. Should the Business Combination not be consummated, the Company has the option of terminating the agreement and no further commitments are required. In exchange for this agreement, Palantir agreed to purchase, and the Company agreed to sell to Palantir, an aggregate of 2,000,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $20,000,000, in a private placement.

ANNEX A
AGREEMENT AND PLAN OF MERGER
by and among
SEVEN OAKS ACQUISITION CORP.,
BLOSSOM MERGER SUB, INC.,
BLOSSOM MERGER SUB II, LLC,
and
GIDDY INC.
Dated as of June 13, 2021

A-i

A-ii

A-iii

EXHIBITS
Exhibit A — Form of Acquiror Charter
Exhibit B — Form of Acquiror Bylaws
Exhibit C — Form of Registration Rights Agreement
Exhibit D — Form of First Certificate of Merger
Exhibit E — Form of Second Certificate of Merger
Exhibit F — Form of Incentive Equity Plan
Exhibit G — Form of ESPP
Exhibit H — Form of Restated Certificate
Exhibit I — Employment Agreement Term Sheet with Chieh Huang

A-iv

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 13, 2021, by and among Seven Oaks Acquisition Corp., a Delaware corporation (“Acquiror”), Blossom Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Acquiror (“Blossom Merger Sub”), Blossom Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Blossom Merger Sub II”), and Giddy Inc., a Delaware corporation (the “Company”). Acquiror, Blossom Merger Sub, Blossom Merger Sub II and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”
RECITALS
WHEREAS, Acquiror is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;
WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and other applicable Laws, (a) Blossom Merger Sub shall be merged with and into the Company (the “First Merger”), with the Company being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned Subsidiary of Acquiror (the “Surviving Corporation”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation shall be merged with and into Blossom Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Blossom Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned Subsidiary of Acquiror (the “Surviving Entity”);
WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), each of the Parties intends that the Mergers, taken together, will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which Acquiror and the Company are parties under Section 368(b) of the Code (the “Intended Income Tax Treatment”);
WHEREAS, the board of directors of the Company has (i) determined that the Mergers and the other Transactions (including the Restated Certificate) are in the best interests of the Company and its stockholders and (ii) approved this Agreement and the Transactions (including the Restated Certificate), on the terms and subject to the conditions of this Agreement;
WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has (i) determined that the Mergers and the other Transactions are in the best interests of Acquiror, and the stockholders of Acquiror and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending to its stockholders the Acquiror Stockholder Matters (the “Acquiror Board Recommendation”);
WHEREAS, the board of directors of Blossom Merger Sub has (i) determined that the First Merger is in the best interests of Blossom Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement providing for the First Merger, (ii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the Transactions be adopted by Acquiror in its capacity as the sole stockholder of Blossom Merger Sub;
WHEREAS, the sole member of Blossom Merger Sub II has (a) determined that it is in the best interests of Blossom Merger Sub II, and declared it advisable, to enter into this Agreement providing for the Second Merger and (b) approved this Agreement and the Transactions on the terms and subject to the conditions of this Agreement;
WHEREAS, on or prior to the date hereof, Acquiror has obtained commitments from certain investors for a private placement of shares of Acquiror Class A Common Stock (the “PIPE Investment”) pursuant to the terms of one or more Subscription Agreements (each, a “PIPE Subscription Agreement”), such private placement to be consummated immediately prior to the consummation of the Transactions;

WHEREAS, on or prior to the date hereof, Acquiror has obtained commitments from certain investors for a private placement of convertible notes of Acquiror (the “Convertible Note Investment”, together with the PIPE Investment, the “Investments”) pursuant to the terms of one or more Subscription Agreements (each, a “Convertible Note Subscription Agreement,” and together with the PIPE Subscription Agreement, each a “Subscription Agreement” and collectively the “Subscription Agreements”), such private placement to be consummated immediately prior to the consummation of the Transactions;
WHEREAS, concurrently with the execution of this Agreement, Sponsor, Acquiror and the Company have entered into the Sponsor Agreement (the “Sponsor Agreement”), dated as of the date hereof;
WHEREAS, prior to the First Effective Time, the Company shall adopt an Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit H (the “Restated Certificate”) which will provide for the automatic conversion of each share of Company Preferred Stock into shares of Company Common Stock immediately prior to the First Effective Time at the then-effective conversion rate as calculated pursuant to the terms of the governing documents of the Company (the “Preferred Stock Conversion”);
WHEREAS, prior to the First Effective Time, all of the Company Warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”);
WHEREAS, at the First Effective Time, Acquiror shall (i) subject to obtaining the approval from Acquiror’s stockholders to the Acquiror Stockholder Matters, amend and restate the certificate of incorporation of Acquiror to be substantially in the form of Exhibit A attached hereto (with such changes as may be agreed in writing by Acquiror and the Company, the “Acquiror Charter”), and (ii) amend and restate the bylaws of Acquiror to be substantially in the form of Exhibit B attached hereto (with such changes as may be agreed in writing by Acquiror and the Company, the “Acquiror Bylaws”); and
WHEREAS, at the Closing, Surviving Entity and the other parties thereto shall enter into the amended and restated registration rights agreement (with such changes as may be agreed in writing by Acquiror and the Company, the “Registration Rights Agreement”) substantially in the form of Exhibit C attached hereto.
NOW, THEREFORE, the Parties hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Board” has the meaning specified in the Recitals hereto.
“Acquiror Board Recommendation” has the meaning specified in the Recitals hereto.
“Acquiror Bylaws” has the meaning specified in the Recitals hereto.
“Acquiror Charter” has the meaning specified in the Recitals hereto.
“Acquiror Class A Common Stock” means the class A common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Class B Common Stock” means the class B common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Closing Statement” has the meaning specified in Section 3.04(a).
“Acquiror Common Stock” means the Acquiror Class A Common Stock and the Acquiror Class B Common Stock.

“Acquiror Intervening Event” means any material change, event, circumstance, occurrence, effect, development or state of facts (x) that was not known or reasonably foreseeable to the individuals listed on Schedule 1.03(a) (the “Acquiror Knowledge Parties”) or any member of the Acquiror Board as of the date hereof and that becomes known to the Acquiror Knowledge Parties or any member of the Acquiror Board after the date hereof and prior to the receipt of the Acquiror Stockholder Approval and (y) that does not relate to an Alternate Business Combination Proposal; provided, however, that (a) any change in the price or trading volume of Acquiror Common Stock and (b) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iv), (v), and (vi) of the definition thereof (other than as expressly contemplated by the final proviso to the definition of Company Material Adverse Effect) shall in the case of clause (x) of this definition be excluded for purposes of determining whether an Acquiror Intervening Event has occurred.
“Acquiror Intervening Event Notice” has the meaning specified in Section 8.02(b)(ii).
“Acquiror Intervening Event Notice Period” has the meaning specified in Section 8.02(b)(ii).
“Acquiror Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to prevent or materially delay or materially impact the ability of the Acquiror Parties and Sponsor to consummate the Transactions. Notwithstanding the foregoing, the (a) amount of the Acquiror Stockholder Redemptions or the failure to obtain the Acquiror Stockholder Approval shall not be deemed to be an Acquiror Material Adverse Effect and (b) in no event shall any of the following shall be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in applicable Laws (including COVID-19 Measures) or GAAP first publicly announced or enacted after the date hereof; (b) any change, event, effect, development or occurrence that is generally applicable to special purpose acquisition companies and/or blank check companies; (c) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally.
“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws, as amended and in effect on the date hereof, the Acquiror Warrant Agreement and the Trust Agreement.
“Acquiror Parties” means, collectively, Acquiror, Blossom Merger Sub and Blossom Merger Sub II.
“Acquiror Preferred Stock” has the meaning specified in Section 5.11(a).
“Acquiror Private Placement Warrants” means the private placement warrants of Acquiror.
“Acquiror Stockholder Approval” means the vote of the stockholders of Acquiror set forth in the Proxy Statement / Prospectus to the extent required to approve the Acquiror Stockholder Matters.
“Acquiror Stockholder Matters” means (a) the adoption and approval of this Agreement and the Transactions (the “Business Combination Proposal”), (b) the adoption and approval of the issuance of shares of Acquiror Class A Common Stock in connection with the Transactions as may be required under Nasdaq listing requirements (the “Nasdaq Proposal”), (c) the adoption and approval of the amendments to the Certificate of Incorporation as contemplated by the Acquiror Charter attached as Exhibit A (the “Charter Proposal”) and to Acquiror’s bylaws as contemplated by the Acquiror Bylaws attached as Exhibit B hereto (as may be subsequently amended by mutual written agreement of the Acquiror and the Company at any time before the effectiveness of the Registration Statement) (the “Bylaws Proposal,” and together with the Charter Proposal, the “Governing Document Proposals”), (d) the adoption and approval of the Incentive Equity Plan and ESPP (the “Equity Incentive Plan Proposal”), (e) the election of the members of the Acquiror Board as of the Closing in accordance with Section 7.05 (the “Director Election Proposal”), (f) approval of the change of Acquiror’s name to Boxed, Inc., (g) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Proxy Statement / Prospectus or in correspondence related thereto; (h) the adoption and approval of each other proposal reasonably agreed to by Acquiror and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Agreements, and (i) the adoption and approval of a proposal for the adjournment of the

Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.
“Acquiror Stockholder Redemption” has the meaning specified in Section 8.02(a)(i).
“Acquiror Transaction Expenses” means all fees, costs and expenses of Acquiror (exclusive of any deferred underwriting fees and the costs of the Investments, including those incurred by the Investment investors and related legal fees (the “Investment Costs”)) incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Acquiror, as determined pursuant to Section 3.04(a); provided that all fees, costs, expenses and disbursements incurred by JonesTrading Institutional Services, LLC, Nomura Securities International, Inc. and Wells Fargo Securities, LLC in connection with the Investments shall be excluded from the definition of Acquiror Transaction Expenses and shall be included in definition of Investment Costs.
“Acquiror Warrants” means the Public Warrants and the Private Placement Warrants.
“Acquiror Warrant Agreement” means the Warrant Agreement, dated as of December 17, 2020, by and between Acquiror and Continental Stock Transfer Trust Company, as may be amended, modified or supplemented.
“Acquisition Transaction” has the meaning specified in Section 8.03(a).
“Action” means any claim, action, suit, charge, complaint, audit, investigation, inquiry, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.
“Additional SEC Reports” has the meaning specified in Section 5.08(a).
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Agreement” has the meaning specified in the Preamble hereto.
“Allocation Schedule” has the meaning specified in Section 3.07.
“Alternate Business Combination Proposal” has the meaning set forth in Section 8.03(b).
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010.
“Available Closing Acquiror Cash” means, without duplication, an amount equal to (a) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the Acquiror Stockholder Redemption and all Acquiror Transaction Expenses), plus (b) the Investment Amount to the extent such amount has been funded to and remains with, or that will be funded concurrently with the Closing to, Acquiror pursuant to the Subscription Agreements as of immediately prior to the Closing.
“Blossom Merger Sub” has the meaning specified in the Preamble hereto.
“Blossom Merger Sub II” has the meaning specified in the Preamble hereto.
“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close or unable to open.
“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, as in effect on the date hereof.
“Change in Recommendation” has the meaning specified in Section 8.02(b)(ii).
“Closing” has the meaning specified in Section 3.05.
“Closing Date” has the meaning specified in Section 3.05.
“Closing Filing” has the meaning specified in Section 8.05(c).
“Closing Press Release” has the meaning specified in Section 8.05(c).
“COBRA” has the meaning specified in Section 4.13(f).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning specified in the Preamble hereto.
“Company Audited Financial Statements” has the meaning specified in Section 4.08(a).
“Company Benefit Plan” has the meaning specified in Section 4.13(a).
“Company Capital Stock” means, as applicable, Company Common Stock and Company Preferred Stock.
“Company Certificates of Merger” has the meaning specified in Section 2.02.
“Company Charter” means the Restated Certificate of Incorporation of the Company, dated as of June 30, 2020, as amended from time to time.
“Company Closing Share Consideration” means with respect to any Company Common Stock held by any Pre-Closing Holder, a number of shares of Acquiror Class A Common Stock equal to the Company Exchange Ratio, in each case with fractional shares (determined on an aggregate basis for each Pre-Closing Holder after combining all fractional shares each such holder would otherwise receive) rounded down to the nearest whole share.
“Company Closing Share Consideration Value” means (a) the Company Equity Value divided by (b) the Company Fully Diluted Capitalization.
“Company Closing Statement” has the meaning specified in Section 3.04(b).
“Company Common Stock” means the common stock of the Company, par value $0.00001 per share, with the rights, preferences and privileges set forth in the Company Charter.
“Company Employees” means, with respect to the Company, each employee of the Company or its Subsidiaries.
“Company Equity Value” means $550,000,000.
“Company Exchange Ratio” means the quotient of (a) the Company Closing Share Consideration Value divided by (b) $10.
“Company Fully Diluted Capitalization” means the sum of (a) the total number of shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time after giving effect to the Warrant Settlement and the Preferred Stock Conversion, plus (b) the total number of shares of Company Common Stock issued or issuable upon the settlement of all Company Options and Company Warrants (whether or not then vested or exercisable) that are outstanding immediately prior to the First Effective Time, minus (c) a number of shares of Company Common Stock equal to (i) the aggregate exercise price of the Company Options described in the foregoing clause (b) above divided by (ii) the Company Closing Share Consideration.

“Company Impairment Effect” means any change, event, circumstance, occurrence, effect, development or statement of facts that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the Transactions.
“Company Intellectual Property” means the Owned Intellectual Property and Licensed Intellectual Property.
“Company Interim Financial Statements” has the meaning specified in Section 4.08(a).
“Company Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, liabilities, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) prevent or materially delay or materially impact the ability of the Company to consummate the Transactions; provided, however, that in no event shall any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur under clause (a) of this definition: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP first publicly announced or enacted after the date hereof or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which the Company operates, (iii) the announcement of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (iii) shall not be deemed to apply to Section 4.04), (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of the Company or its Subsidiaries to meet any projections, forecasts or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (vii) any matter set forth on the Schedules, or (viii) any action taken by, or at the request of, the Acquiror Parties; provided, that in the case of clauses (i), (ii), (iv), and (v) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants in the industries or markets in which the Company and its Subsidiaries operate.
“Company Material Contracts” has the meaning specified in Section 4.12(a).
“Company Most Recent Balance Sheet” has the meaning specified in Section 4.08(a).
“Company Option” means each option to purchase Company Common Stock pursuant to the Existing Equity Incentive Plan.
“Company Preferred Stock” means the Company A-1 Preferred Stock, Company A-2 Preferred Stock, Company A-3 Preferred Stock, Company B-1 Preferred Stock, Company B-2 Preferred Stock, Company C-1 Preferred Stock, Company C-2 Preferred Stock, Company C-3 Preferred Stock, Company D-1 Preferred Stock, Company D-2 Preferred Stock, Company E-1 Preferred Stock and Company E-2 Preferred Stock.
“Company A-1 Preferred Stock” means those shares the Company designated as “Series A-1 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.

“Company A-2 Preferred Stock” means those shares the Company designated as “Series A-2 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company A-3 Preferred Stock” means those shares the Company designated as “Series A-3 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company B-1 Preferred Stock” means those shares the Company designated as “Series B-1 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company B-2 Preferred Stock” means those shares the Company designated as “Series B-2 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company C-1 Preferred Stock” means those shares the Company designated as “Series C-1 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company C-2 Preferred Stock” means those shares the Company designated as “Series C-2 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company C-3 Preferred Stock” means those shares the Company designated as “Series C-3 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company D-1 Preferred Stock” means those shares the Company designated as “Series D-1 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company D-2 Preferred Stock” means those shares the Company designated as “Series D-2 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company E-1 Preferred Stock” means those shares the Company designated as “Series E-1 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company E-2 Preferred Stock” means those shares the Company designated as “Series E-2 Preferred Stock” in the Company Charter, with the rights, preferences and privileges set forth therein.
“Company Specified Representations” has the meaning specified in Section 9.02(a)(i).
“Company Stockholder Agreements” means the Contracts set forth on Section 1.01 of the Schedules to this Agreement.
“Company Stockholder Approval Deadline” means 6:00 p.m. Eastern Time on the first (1st) Business Day after the date of this Agreement.
“Company Subsidiaries” has the meaning specified in Section 4.02.
“Company Transaction Expenses” means all fees, costs and expenses the Company and its Subsidiaries collectively incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants the Company and its Subsidiaries (including, for the avoidance of doubt, any fees, costs and expenses related to the Investments except as otherwise expressly set forth in the definition of Acquiror Transaction Expenses) and all severance, transaction-related bonuses, stay and pay bonuses, retention awards, change in control payments or other similar payments or benefits triggered, in whole or in part, by the Transactions (excluding, for the avoidance of doubt, any “double trigger” payments or benefits as a result of or otherwise related to acts or occurrences following the Closing) and payable to any current or former contractor, employee, consultant or other individual service provider of the Company in cash by the Company in connection with the consummation of the Transactions (including the employer portion of any payroll, employment or similar Taxes imposed with respect to such amount), as determined pursuant to Section 3.04(b).
“Company Warrant” means each of the warrants set forth on Schedule 3.01(c).
“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, Governmental Order, consent, clearance or approval to be obtained from, filed with or delivered to, a Governmental Authority or other Person.
“Contracts” means any contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon a Person or its properties or assets.
“Convertible Note Investment” has the meaning specified in the Recitals.
“Convertible Note Investment Amount” has the meaning specified in Section 5.13.
“Convertible Note Investors” has the meaning specified in Section 5.13.
“Convertible Note Subscription Agreement” has the meaning specified in the Recitals.
“Covered Action” has the meaning specified in Section 11.17.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.
“D&O Tail” has the meaning specified in Section 7.01(b).
“Data Security Requirements” means, collectively, all of the following to the extent governing the Processing of Protected Data or otherwise relating to data privacy, security, or security breach notification requirements and directly applicable to the Company or its Subsidiaries: (a) all applicable Laws governing the data privacy, security or Processing of Personal Information, (b) binding industry standards applicable to the Company or its Subsidiaries, including PCI-DSS, and (c) any obligations on any member of the Company or its Subsidiaries under any Contracts, and (d) all policies and procedures applicable to the Company or its Subsidiaries relating to the PCI DSS and/or the Processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.
“Dissenting Shares” has the meaning specified in Section 3.08.
“Dissenting Shares Right” has the meaning specified in Section 3.08.
“DGCL” has the meaning specified in the Recitals hereto.
“DLLCA” has the meaning specified in the Recitals hereto.
“Enforceability Exceptions” has the meaning specified in Section 4.03.
“Environmental Laws” means any and all applicable Laws relating to pollution, human health and safety or protection of the environment (including natural resources), or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.
“Equity Securities” means, with respect to any Person, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.
“ERISA” has the meaning specified in Section 4.13(a).
“ERISA Affiliate” has the meaning specified in Section 4.13(g).
“ESPP” has the meaning specified in Section 7.06.
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Shares” has the meaning specified in Section 3.01(a).
“Existing Equity Incentive Plan” means the Giddy Inc. 2013 Equity Incentive Plan, as amended from time to time
“Financial Statements” has the meaning specified in Section 4.08(a).
“First Certificate of Merger” has the meaning specified in Section 2.02.
“First Effective Time” has the meaning specified in Section 2.02.
“First Merger” has the meaning specified in the Recitals hereto.
“Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Schedule 1.03(a) (in the case of Acquiror) or Schedule 1.03(b) (in the case the Company) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV, or, in the case of Acquiror, Article V, in each case, as qualified by the Schedules to this Agreement, were actually breached when made, with the express intention that the other Parties to this Agreement rely thereon to their detriment.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Government Official” means any officer or employee of a Governmental Authority, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such Governmental Authority or on behalf of any such public organization.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.
“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.
“Incentive Equity Plan” has the meaning specified in Section 7.06.
“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person, (c) all obligations for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, and (h) all obligations of the type referred to in clauses (a) through (g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly-owned Subsidiary of such Person or between any two or more wholly-owned Subsidiaries of such Person.
“Intellectual Property” means all intellectual property rights, in any jurisdiction in the world, including: (a) patents, industrial designs, utility models, patent disclosures and improvements and applications for any of the foregoing, including all provisionals, reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, corporate names, logos and slogans, designs and Internet domain names, and any other indicia of source or origin, whether registered or unregistered, and all applications and registrations for any of the foregoing, together with all goodwill associated with each of the foregoing, (c) copyrights and copyrightable works and works of authorship, mask work rights, whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof, and all moral rights associated with any of the foregoing, (d) intellectual property rights in Software (including object code and source code), (e) intellectual property rights in data, database, and collections of data, (f) intellectual property rights in usernames, keywords, tags, and other social media identifiers and accounts for all third-party social media sites, (g) Trade Secrets and know-how, (h) rights of publicity and commercial rights to a personal name, (i) any other registrations and applications for any item referenced in any of the foregoing clauses and all rights in and to any for any item referenced in any of the foregoing clauses, and (j) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing.
“Intended Income Tax Treatment” has the meaning specified in the Recitals hereto.
“Interim Period” has the meaning specified in Section 6.01.
“Investment Amount” has the meaning specified in Section 5.13.
“Investment Costs” has the meaning specified in the definition of Acquiror Transaction Expenses.
“Investments” has the meaning specified in the Recitals.
“IPO” has the meaning specified in Section 6.03.
“IPO Prospectus” has the meaning specified in Section 5.06.
“IRS” means the Internal Revenue Service.
“IT Systems” means Software, systems, servers, computer firmware or middleware, computer hardware, electronic data processing and telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, co-location facilities, including any outsourced systems and processes, and all other information technology equipment, in each case, that are owned, leased, licensed by, used or held for use, or otherwise relied on by the Company or any of its Subsidiaries.
“JOBS Act” has the meaning specified in Section 8.07.
“Key Employee” means any Company Employee (a) whose most recent annual base salary was in excess of $250,000 or (b) that holds an Executive Vice President title or higher.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or its Subsidiaries.
“Leases” has the meaning specified in Section 4.19(a).
“Licensed Intellectual Property” has the meaning specified in Section 4.20(a).
“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.
“Mergers” has the meaning specified in the Recitals hereto.
“Multiemployer Plan” has the meaning specified in Section 4.13(g).
“Nasdaq” means the Nasdaq Capital Market.
“OFAC” has the meaning specified in the definition of Sanctions Laws.
“Open Source Code” has the meaning specified in Section 4.20(e).
“Organizational Documents” has the meaning specified in Section 4.01.
“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.
“Owned Software” has the meaning specified in Section 4.20(e).
“Party” has the meaning specified in the Preamble hereto.
“PCAOB” means the Public Company Accounting Oversight Board.
“Permits” has the meaning specified in Section 4.11.
“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including defects or imperfections of title, easements, encroachments, covenants, rights of way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property and similar restrictions of record and other similar charges or encumbrances) that (i) are matters of record and (ii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens that secure obligations that are reflected as liabilities on the Company Most Recent Balance Sheet (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to the Company Most Recent Balance Sheet), (g) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, and (h) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company, taken as a whole.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means information that, alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with an individual or household, including name, address, geolocation information, Internet Protocol (IP) addresses, financial information or other information that constitutes “personal information” or “personal data” under applicable Data Security Requirements.
“PIPE Investment” has the meaning specified in the Recitals hereto.
“PIPE Investment Amount” has the meaning specified in Section 5.13.
“PIPE Investors” has the meaning specified in Section 5.13.
“PIPE Subscription Agreement” has the meaning specified in the Recitals.
“Pre-Closing Holder” means each Person who holds one or more (i) shares of Company Common Stock, (ii) Company Options or (iii) Company Warrants immediately prior to the First Effective Time (and, for the avoidance of doubt, following the Warrant Settlement and the Preferred Stock Conversion).
“Preferred Stock Conversion” has the meaning specified in the Recitals hereto.
“Private Placement Warrant” means one of the redeemable private placement warrants entitling the holder to purchase shares of Acquiror Class A Common Stock which were issued and sold to Sponsor or its Affiliates as part of Acquiror’s private placement units.
“Privileged Communication” has the meaning specified in Section 11.17.
“Processing” means any operation or set of operations that are performed on Personal Information or on sets of Personal Information, whether or not by automated means.
“Protected Data” means Personal Information and all data for which the Company is required by Law, Contract or privacy policy to safeguard and/or keep confidential or private.
“Proxy Clearance Date” has the meaning specified in Section 8.02(a)(i).
“Proxy Statement / Prospectus” has the meaning specified in Section 8.02(a)(i).
“Public Stockholders” has the meaning specified in Section 6.03.
“Public Warrant” means one of the redeemable public warrants entitling the holder to purchase shares of Acquiror Class A Common Stock which were issued and sold as part of Acquiror’s initial public offering.
“Registered Intellectual Property” has the meaning specified in Section 4.20(a).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” has the meaning specified in Section 8.02(a)(i).
“Released Claims” has the meaning specified in Section 6.03.
“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.
“Required Acquiror Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Acquiror Common Stock entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the Acquiror Organizational Documents and applicable Law.
“Required Company Stockholder Approval” means the approval of this Agreement and the Transactions by the affirmative vote or written consent of the holders of (a) at least a majority of the voting power of the outstanding Company Capital Stock and (b) at least a majority of the then-outstanding shares of Company Preferred Stock, in each case, as a single class and on an as-converted basis pursuant to the Company Charter.
“Required Company Stockholders” means stockholders of the Company holding (a) a majority of the voting power of the outstanding Company Capital Stock (voting together as a single class on an as converted to Company Common Stock basis) and (b) a majority of the then-outstanding shares of Company Preferred Stock (voting together as a single class on an as converted to Company Common Stock basis).
“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the NASDAQ Proposal, the Equity Incentive Plan Proposal, the Governing Document Proposals and the Director Election Proposal.
“Restated Certificate” has the meaning specified in the Recitals hereto.
“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Venezuela, Sudan, Syria, and the Crimea region of Ukraine).
“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the Entity, Denied Persons and Unverified Lists maintained by the U.S. Department of Commerce, the UN Security Council Consolidated List, and the EU Consolidated List; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.
“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, and the European Union.
“Schedules” means the disclosure schedules of the Company or Acquiror, as applicable.
“SEC” means the United States Securities and Exchange Commission.
“SEC Reports” has the meaning specified in Section 5.08(a).
“Second Certificate of Merger” has the meaning specified in Section 2.02.
“Second Effective Time” has the meaning specified in Section 2.02.
“Second Merger” has the meaning specified in the Recitals hereto.
“Securities Act” means the Securities Act of 1933.
“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.
“Security Breach” means any (i) security breach or breach of Protected Data under applicable Data Security Requirements, including any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Protected Data; or (ii) unauthorized interference with system operations or security safeguards of IT Systems, including any phishing incident or ransomware attack.
“Service Provider” means, with respect to the Company, any Company Employee, officer, director, or other service provider of the Company or its Subsidiaries.
“Signing Filing” has the meaning specified in Section 8.05(c).
“Signing Press Release” has the meaning specified in Section 8.05(c).
“Software” means software and computer programs, whether in source code or object code form, including (a) databases and collections of data, (b) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, (c) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing, (d) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing, including foreign language versions thereof.

“Special Meeting” has the meaning specified in Section 8.02(b)(i).
“Sponsor” means Seven Oaks Sponsor LLC, a Delaware limited liability company.
“Sponsor Agreement” has the meaning specified in the Recitals hereto.
“Stockholder Notice” has the meaning specified in Section 6.07.
“Subscription Agreement” has the meaning specified in the Recitals hereto.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Surviving Corporation” has the meaning specified in the Recitals hereto.
“Surviving Entity” has the meaning specified in the Recitals hereto.
“Surviving Provisions” has the meaning specified in Section 10.02.
“Tax” means any federal, state, provincial, territorial, local, foreign and other tax, charge, impost, levy, duty, or governmental assessment of any kind in the nature of a tax, including alternative or add-on minimum, net income, franchise, gross income, adjusted gross income, gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, franchise, license, sales, use, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, or estimated tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof).
“Tax Return” means any return, report, statement, refund claim, declaration, information return, estimate or other document filed or required to be filed in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.
“Termination Date” has the meaning specified in Section 10.01(c).
“Total Merger Consideration” means 55,000,000 shares of Acquiror Common Stock.
“Trade Controls” has the meaning specified in Section 4.26(a).
“Trade Secrets” means, collectively, information, including a formula, pattern, compilation, invention, algorithm, program, device, method, technique, or process, that: derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.
“Transaction Agreements” shall mean this Agreement, the Sponsor Agreement, the Subscription Agreements, the Registration Rights Agreement, the Acquiror Charter, the Acquiror Bylaws, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.
“Transaction Litigation” has the meaning specified in Section 8.01(c).
“Transactions” means the transaction contemplated by this Agreement, including the Mergers.
“Transfer Taxes” has the meaning specified in Section 8.04(b).
“Treasury Regulations” means the regulations promulgated under the Code.
“Trust Account” has the meaning specified in Section 5.06.
“Trust Agreement” has the meaning specified in Section 5.06.

“Trustee” has the meaning specified in Section 5.06.
“Updated Acquiror Closing Statement” has the meaning specified in Section 3.04(a).
“Updated Company Closing Statement” has the meaning specified in Section 3.04(b).
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access to, or to disable, erase, or otherwise harm, Software, hardware or data.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.
“Warrant Settlement” has the meaning specified in the Recitals hereto.
Section 1.02 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).
(b) When used herein with respect to the Company or its Subsidiaries, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice (including recent past practice in response to COVID-19 or COVID-19 Measures).
(c) Unless the context of this Agreement otherwise requires, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).
(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.
(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.
(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. Eastern Time on June 13, 2021 to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” maintained on Datasite under the title “Project Blossom” or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.
(i) References to “$” or “dollar” or “US$” shall be references to United States dollars unless otherwise specified.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge of” shall mean the knowledge, following reasonable inquiry of direct reports, of (a) with respect to Acquiror, the individuals listed on Schedule 1.03(a) and (b) with respect to the Company, the individuals listed on Schedule 1.03(b).
Section 1.04 Equitable Adjustments. Without limitation of the covenants of the Company in Article VI and of Acquiror in Article VII hereof, if, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or Acquiror Common Stock shall have been changed into a different number of units or shares or a different class, by reason of any unit or stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of units or shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or Acquiror Common Stock, as applicable, will be appropriately adjusted to provide to the holders of shares of Company Common Stock, Company Preferred Stock or Acquiror Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any Acquiror Party or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement. For clarity, this Section 1.04 shall not apply to the issuance of Acquiror Common Stock pursuant to (a) the Subscription Agreements or (b) the conversion of Acquiror Class B Common Stock into Acquiror Class A Common Stock.
ARTICLE II
THE MERGERS
Section 2.01 The Mergers. At the First Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Blossom Merger Sub shall consummate the First Merger, pursuant to which Blossom Merger Sub shall be merged with and into the Company, following which the separate existence of Blossom Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned Subsidiary of Acquiror. At the Second Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL and DLLCA, the Surviving Corporation shall consummate the Second Merger, pursuant to which the Surviving Corporation shall be merged with and into Blossom Merger Sub II, following which the separate existence of Surviving Corporation shall cease and Blossom Merger Sub II shall continue as the Surviving Entity after the Second Merger and as a direct, wholly-owned Subsidiary of Acquiror.
Section 2.02 Effective Times. On the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Blossom Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit D attached hereto (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and the time of such filing, or such later time as may be agreed in writing by the Company and Acquiror and specified in the First Certificate of Merger, will be the effective time of and constitute the consummation of the First Merger (the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Corporation and Blossom Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger in substantially the form of Exhibit E attached hereto (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Company Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and DLLCA, and the time of such filing, or such later time as may be agreed in writing by the Company and Acquiror and specified in the Second Certificate of Merger, will be the effective time of and constitute the consummation of the Second Merger (the “Second Effective Time”).
Section 2.03 Effect of the Mergers. The effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the preceding sentence, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Blossom Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation. The effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the preceding sentence, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation and Blossom Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity.
Section 2.04 Governing Documents.
(a) At the First Effective Time, the certificate of incorporation and bylaws of Acquiror shall be amended and restated to be substantially in the forms of the Acquiror Charter and the Acquiror Bylaws attached hereto as Exhibit A and Exhibit B, respectively, until thereafter amended in accordance with its terms and as provided by applicable Law. The name of Acquiror immediately after the First Effective Time shall be “Boxed, Inc.”.
(b) At the First Effective Time, the certificate of incorporation and bylaws of the Company shall be amended and restated to be in the forms of the certificate of incorporation and bylaws to be mutually agreed by Acquiror and the Company prior to the Closing Date, which shall be the certificate of incorporation and bylaws of the Surviving Corporation from and after the First Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law.
(c) At the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended and restated to be in the forms of the certificate of formation and operating agreement to be mutually agreed by Acquiror and the Company prior to the Closing Date, which shall be the certificate of formation and operating agreement of the Surviving Entity from and after the Second Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law. The name of the Surviving Entity immediately after the Second Effective Time shall be “Boxed LLC”.
Section 2.05 Directors and Officers of Acquiror, the Surviving Corporation and the Surviving Entity.
(a) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of Nasdaq (and, for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), Acquiror shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Closing, the board of directors of Acquiror to consist of the persons designated by the Company in writing prior to Closing and as set forth under Section 7.05. On the Closing Date, Acquiror shall enter into customary indemnification agreements in the form to be mutually agreed by Acquiror and the Company with such individuals elected as members of the board of directors of Acquiror as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.
(b) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the Persons constituting the officers of the Company prior to the First Effective Time to be the officers of Acquiror (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.
(c) The Company shall take all necessary action prior to the First Effective Time such that (i) each director of the Company in office immediately prior to the First Effective Time shall cease to be a director immediately following the First Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the First Effective Time) and (ii) certain directors or executive officers of the Company, determined by the Company and communicated in writing to Acquiror prior to the Closing Date, shall be appointed to the board of managers of the Surviving Entity, effective as of immediately following the Second Effective Time, and, as of such time, shall be the only managers of the Surviving Entity. Each person appointed as a manager of the Surviving Entity pursuant to the preceding sentence shall remain in office as a manager of the Surviving Entity until his or her successor is elected and qualified or until his or her earlier resignation or removal.
(d) Except as otherwise directed in writing by the Company, the Persons constituting the officers of the Company prior to the First Effective Time shall continue to be the officers of the Surviving Entity (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Section 2.06 Further Assurances. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Blossom Merger Sub, Blossom Merger Sub II or the Surviving Entity (as applicable), the applicable directors and officers of the Company, Blossom Merger Sub, Blossom Merger Sub II, the Surviving Entity and Acquiror (or their designees) are fully authorized in the name of their respective companies to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
ARTICLE III
MERGER CONSIDERATION; CLOSING
Section 3.01 Effect of Mergers. On the terms and subject to the conditions set forth herein, by virtue of the First Merger and without any further action on the part of any Party or any other Person, the following shall occur:
(a) Company Common Stock. At the First Effective Time (and, for the avoidance of doubt, following the Warrant Settlement and the Preferred Stock Conversion), each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time will be automatically cancelled and extinguished and converted into the right to receive the Company Closing Share Consideration, as set forth on the Allocation Schedule. Each share of Company Capital Stock held in the treasury of the Company immediately prior to the First Effective Time (the “Excluded Shares”) shall be cancelled and no payment or distribution shall be made with respect thereto.
(b) Company Preferred Stock. Effective immediately prior to the First Merger (and, for the avoidance of doubt, following the Warrant Settlement), each share of Company Preferred Stock shall convert into a number of shares of Company Common Stock pursuant to the Preferred Stock Conversion. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.
(c) Company Warrants. The Company shall take all actions necessary to cause the Warrant Settlement to occur immediately prior to the First Effective Time. At the First Effective Time, all Company Warrants exercised for shares of Company Capital Stock shall be cancelled, shall no longer be outstanding and shall cease to exist, and no payment or distribution shall be made with respect thereto, and each holder of such Company Warrants shall thereafter cease to have any rights with respect to such securities.
(d) Company Options. At the First Effective Time, each Company Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the First Effective Time shall be assumed and converted into an option to purchase shares of Acquiror Class A Common Stock (each, an “Acquiror Option”), as set forth on the Allocation Schedule. Each such Acquiror Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the underlying Company Option immediately prior to the First Effective Time (but taking into account any changes thereto by reason of this Agreement or the Transactions). Each such Acquiror Option as so assumed and converted shall be an option to acquire (i) that number of whole shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of Company Common Stock subject to such Company Option immediately prior to the First Effective Time and (B) the Company Exchange Ratio, (ii) at an exercise price per share of Acquiror Class A Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock applicable to such Company Option immediately prior to the First Effective Time by (y) the Company Exchange Ratio. Notwithstanding anything in this Section 3.01(c) to the contrary, the exercise price and the number of shares of Acquiror Class A Common Stock subject to the Acquiror Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. In connection with this Agreement or the Transactions, the Company may, in its sole discretion, suspend the exercise of any Company Options that are outstanding and unexercised during the period commencing immediately prior to the effectiveness of the Registration Statement and ending on the Closing, or such other period as determined appropriate by the Company in its sole discretion.
(e) Acquiror Class B Common Stock. Pursuant to Section 4.3(b) of the Acquiror’s Certificate of Incorporation, as amended and in effect on the date hereof, at the First Effective Time each share of Acquiror Class B Common Stock shall automatically convert into one share of Acquiror Class A Common Stock.
(f) Surviving Entity Equity Interests. On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any holder thereof, (i) each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and cease to exist without any conversion thereof or payment therefor; and (ii) the limited liability company interests of Blossom Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, all of which shall be owned by Acquiror, which shall continue as the sole member of Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Blossom Merger Sub II as of immediately prior to the Second Effective Time shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.
Section 3.02 Exchange Procedures.
(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as the agent for the purpose of paying the Company Closing Share Consideration to each of the Company’s stockholders (the aggregate of the Company Closing Share Consideration shall be the “Aggregate Closing Share Consideration”). At or before the First Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Closing Share Consideration to be paid in shares of Acquiror Common Stock.
(b) Reasonably promptly after the First Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the First Effective Time, whose Company Common Stock was converted pursuant to Section 3.01(a) into the right to receive a portion of the Aggregate Closing Share Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c) Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Closing Share Consideration, pursuant to Section 3.01(a), shall be entitled to receive such portion of the Aggregate Closing Share Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
(d) Promptly following the date that is one (1) year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Closing Share Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the First Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Closing Share Consideration in accordance with this Section 3.02 prior to the date that is one (1) year after the First Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Closing Share Consideration without any interest thereupon. None of Acquiror, Blossom Merger Sub, Blossom Merger Sub II, the Company, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Closing Share Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.03 Company Payoff Amount. At the Closing, immediately prior to the First Effective Time, Acquiror shall cause the Trustee to release from the Trust Account an aggregate amount equal to the amount of funds sufficient to pay off and discharge in full all of the Company’s obligations under the Company Debt Payoff Letters (the “Company Payoff Amount”), and shall pay, by wire transfer of immediately available funds, the Company Payoff Amount out of such released funds pursuant to wire instructions provided to it by the Company for the applicable owed parties under the Company Debt Payoff Letters, as applicable, at least two Business Days prior to Closing.
Section 3.04 Transaction Expenses.
(a) On the date that is five Business Days prior to the Closing Date, Acquiror shall deliver to the Company a written statement (the “Acquiror Closing Statement”) setting forth its good faith estimate and calculation of the Acquiror Transaction Expenses and Investment Costs, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the Acquiror Closing Statement and through the Closing Date, (i) Acquiror shall promptly provide the Company any changes to the Acquiror Closing Statement (including any component thereof) (the “Updated Acquiror Closing Statement”), and (ii) the Company shall have the right to review and comment on such calculations and estimates, Acquiror shall consider in good faith any such comments made the Company, and the Company and Acquiror shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Updated Acquiror Closing Statement (and any updates or revisions as may be agreed to the Company and Acquiror shall be included in the Updated Acquiror Closing Statement). Acquiror shall, and shall cause its Representatives to, (x) reasonably cooperate with the Company and its Representatives to the extent related the Company’s review of the Acquiror Closing Statement and Updated Acquiror Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Acquiror Closing Statement and Updated Acquiror Closing Statement and reasonably requested the Company or its Representatives in connection with such review; provided, that the Company shall not, and shall cause its Representatives to not, unreasonably interfere with the business of Acquiror and its Subsidiaries in connection with any such access.
(b) On the date that is five Business Days prior to the Closing Date, the Company shall deliver to Acquiror a written statement (the “Company Closing Statement”) setting forth its good faith estimate and calculation of the Company Transaction Expenses, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor (including invoices), and determined pursuant to the definitions contained in this Agreement. From and after delivery of the Company Closing Statement and through the Closing Date, (i) the Company shall promptly provide to Acquiror any changes to the Company Closing Statement (including any component thereof) (the

“Updated Company Closing Statement”), and (ii) Acquiror shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by Acquiror, and the Company and Acquiror shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Updated Company Closing Statement. The Company shall, and shall cause its Representatives to, (x) reasonably cooperate with Acquiror and its Representatives to the extent related to Acquiror’s review of the Company Closing Statement and Updated Company Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Company Closing Statement and Updated Company Closing Statement and reasonably requested by Acquiror or its Representatives in connection with such review; provided, that Acquiror shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company and its Subsidiaries in connection with any such access.
Section 3.05 Closing. The closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided, that such conditions are satisfied or (to the extent permitted by applicable Law) waived in writing) or (b) at such other place, time or date as Acquiror and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”
Section 3.06 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Acquiror, the Company, Blossom Merger Sub, Blossom Merger Sub II and the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that any amounts are to be withheld from value deliverable to the Pre-Closing Holders (other than any such value that is subject to withholding because (a) it is properly treated as compensation for applicable Tax purposes, or (b) the Company has failed to deliver the certificate and accompanying notice or forms described in Section 6.05), Acquiror shall use commercially reasonable efforts to provide notice to the applicable holder at least five days prior to the day the relevant withholding is to be made (and all Parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding). To the extent that any amounts are deducted or withheld consistent with the terms of this Section 3.06 and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 3.07 Allocation Schedule. The Company acknowledges and agrees that (i) the Total Merger Consideration is being allocated among the Pre-Closing Holders pursuant to the schedule in the form set forth on Section 3.07 of the Schedules to this Agreement and delivered by the Company to Acquiror at least three Business Days prior to the anticipated Closing Date (the “Allocation Schedule”) and such allocation (i) is and will be in accordance with the governing documents of the Company, the Company Stockholder Agreements and applicable Law, (ii) does and will set forth (A) the mailing addresses and email addresses, for each Pre-Closing Holder, (B) the number and class of Equity Securities owned by each Pre-Closing Holder, (C) the portion of the Total Merger Consideration allocated to each Pre-Closing Holder, and (D) with respect to each Pre-Closing Holder of Company Options, the number of shares Acquiror Common Stock subject to, and the exercise price per share Acquiror Common Stock of, each Acquiror Option and (iii) is and will otherwise be accurate in all respects (except for de minimis inaccuracies that are not material). For illustrative purposes only, set forth on Section 3.07 of the Schedules to this Agreement is the Allocation Schedule as it would have been prepared if the Closing Date were the date hereof (it being understood that such illustrative Allocation Schedule set forth on Section 3.07 of the Schedules to this Agreement is illustrative only and not binding in any manner on the Parties); provided that, the Parties agree that such illustrative Allocation Schedule shall not be required to set forth the mailing addresses and email addresses for the Pre-Closing Holders. Notwithstanding anything in this Agreement to the contrary, upon delivery, payment, issuance, reserve for issuance (including as reserved in respect of the Company Options pursuant to

Sections 3.01(d)) or any other treatment of the Total Merger Consideration on the Closing Date in accordance with the Allocation Schedule, Acquiror and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement, and none of them shall have (I) any further obligations to the Company, any Pre-Closing Holder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Total Merger Consideration), or (II) any liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably waives and releases Acquiror and its Affiliates (but excluding, on and after the Closing, the Company and its Affiliates) from all claims arising from or related to such Allocation Schedule and the allocation of the Total Merger Consideration, as the case may be, among each Pre-Closing Holder as set forth in such Allocation Schedule.
Section 3.08 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, collectively, “Dissenting Shares”) shall not be converted into the right to receive the Company Closing Share Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL (such right, “Dissenting Shares Right”) until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under Section 262 of the DGCL. At the First Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. Notwithstanding the foregoing, if, after the First Effective Time, any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the Dissenting Share Right shall cease and such Dissenting Shares shall be deemed to have been converted, as of the First Effective Time, into the right to receive the Company Closing Share Consideration upon the terms and conditions set forth in this Agreement. The Company shall give Acquiror prompt notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and, following the First Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Sponsor and the Acquiror Parties as follows:
Section 4.01 Corporate Organization of the Company. The Company has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The copies of the Company Charter and bylaws (collectively, “Organizational Documents”) of the Company, as in effect on the date hereof, previously made available by the Company to Acquiror are (a) true, correct and complete, (b) in full force and effect, and (c) have not been amended in any respect from the copies made available to Acquiror. The Company is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not in violation of any of the provisions of its Organizational Documents, except where such violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.02 Subsidiaries. The Subsidiaries of the Company, together with details of their respective jurisdictions of incorporation or organization and names of their respective equityholders and details of equity ownership, are set forth on Schedule 4.02 (the “Company Subsidiaries”). The Company Subsidiaries have been duly formed or organized, are validly existing under the laws of their respective jurisdictions of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except (other than with respect to due organization and valid existence) in each case has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.03 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 4.05 and upon receipt of the approval of the Restated Certificate) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby have been duly authorized by the board of directors of the Company and, except for the approval of the Restated Certificate, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).
Section 4.04 No Conflict. Except as set forth on Schedule 4.04, the execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which they are a party and the consummation by the Company of the Transactions and the transactions contemplated thereby do not and will not, (a) contravene or conflict with the certificate of incorporation, bylaws or other organizational documents of the Company or, in any material respect, its Subsidiaries, (b) subject to the approvals described in Section 4.05, contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) subject to the approvals described in Section 4.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or any Permit of the Company or its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries, except in the case of each of clauses (b) through (d) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Acquiror Parties contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act, (b) the filing of the (i) Company Certificates of Merger and (ii) Acquiror Charter, each in accordance with the DGCL, and (c) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.06 Current Capitalization.
(a) Schedule 4.06(a) sets forth as of the date hereof the outstanding Equity Securities of the Company (including the number and class or series (as applicable)) and the record ownership (including the percentage interests held thereby) thereof, and such Equity Securities are, free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) (other than Liens arising under applicable securities Laws, the governing documents of the Company or the Company Stockholder Agreements) and have not been issued in violation of preemptive or similar rights by which the Company is bound. With respect to each Company Option, Schedule 4.06(a) sets forth as of the date hereof: (i) the name of the holder thereof; (ii) the number of Company Common Stock issuable upon the exercise of such Company Option; (iii) the exercise price thereof; (iv) the date of grant thereof; and (v) the vesting schedule for such Company Option. Each grant of a Company Option was made in accordance in all material respects with the terms of the applicable governing plan document and applicable Law. Except as set forth on Schedule 4.06(a), the outstanding Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 4.06(a), here are no Equity Securities of the Company authorized, reserved, issued or outstanding as of the date hereof.
(b) Except as set forth on Schedule 4.06(a), as of the date hereof there are no outstanding or authorized equity appreciation rights, phantom equity, profit participation or similar compensatory equity or equity-linked awards with respect to the Equity Securities of, or other equity or voting interest in, the Company. Except as set forth in the Company Stockholder Agreements, no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(b), the Company is not party to any stockholders agreement, voting agreement, proxies, or registration rights agreement relating to its equity interests.
(c) (i) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company and (ii) since the Company’s incorporation, the Company has not made, declared, set aside, established a record date for or paid any dividends or distributions.
Section 4.07 Capitalization of Subsidiaries.
(a) The outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding Equity Securities in each Company Subsidiary are solely owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens and Liens arising under applicable securities Laws or the governing documents of the Company Subsidiaries) and have not been issued in violation of preemptive or similar rights by which such Company Subsidiary is bound. Except for Equity Securities owned by the Company or any wholly-owned Subsidiary of the Company, there are no Equity Securities of any Company Subsidiary authorized, reserved, issued or outstanding.

(b) There are no outstanding or authorized equity appreciation rights, phantom equity, profit participation or similar compensatory equity or equity-linked awards with respect to the Equity Securities of, or other equity or voting interest in, any Company Subsidiary. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Company Subsidiary. There are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of any Company Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. No Company Subsidiary is a party to any stockholders agreement, voting agreement, proxies or registration rights agreement relating to its equity interests.
(c) Except for Equity Securities in any wholly-owned Subsidiary of the Company or as set forth on Schedule 4.07, none of the Company nor any of its Subsidiaries owns any Equity Securities in any Person.
Section 4.08 Financial Statements.
(a) Attached as Schedule 4.08(a) hereto are true, correct, accurate and complete copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2020 and December 31, 2019, and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, together with the auditor’s reports thereon (the “Company Audited Financial Statements”), and (ii) the unaudited consolidated condensed balance sheet of the Company and its Subsidiaries as at March 31, 2021 (the “Company Most Recent Balance Sheet”), and the related unaudited consolidated condensed statements of income, stockholders’ equity and cash flows for the three- month periods ended March 31, 2021 and March 31, 2020 (the “Company Interim Financial Statements” and, together with the Company Audited Financial Statements, the “Financial Statements”).
(b) The Financial Statements present fairly, in all material respects, the consolidated financial position, cash flows, income, changes in equity and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP during the periods involved (except in the case of the Company Interim Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments in each case, the impact of which is not material) and were derived from, and accurately reflect, the books and records of the Company and its Subsidiaries.
(c) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to its principal executive officer and principal financial officer. To the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s financial statements.
(d) The Company has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets. The Company maintains and, for all periods covered by the Financial Statements, has maintained books and records of the Company in the ordinary course of business that are accurate and complete in all material respects and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects.
(e) Neither the Company nor the Company’s independent auditors has identified or been made aware of (after reasonable inquiry) any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company, or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 4.09 Undisclosed Liabilities. Except as set forth on Schedule 4.09, as of the date hereof, none of the Company nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts or obligations (a) reflected or reserved for in the Company Most Recent Balance Sheet, (b) that have arisen since March 31, 2021 in the ordinary course of business of the Company and its Subsidiaries, none of which is a liability for a breach of contract, breach of warranty or infringement or violation of Law, (c) arising under this Agreement or the performance by the Company of its obligations hereunder, including transaction expenses, or (d) that would not be required to be set forth on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP or that are less than $2 million individually or $10 million in the aggregate. None of the Company nor any of its Subsidiaries is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
Section 4.10 Litigation and Proceedings. As of the date hereof, there is no, and since January 1, 2018, there has been no, pending or, to the knowledge of the Company, threatened Actions by or against the Company or any of its Subsidiaries or any of their properties, rights or assets that would reasonably be expected to (a) involve an amount in controversy (not counting insurance deductibles) of at least $500,000 or (b) be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole or would have a Company Impairment Effect. There is no, and since January 1, 2018, there has been no, Governmental Order imposed upon or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their properties, rights or assets that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole or would reasonably be expected to have, individually or in the aggregate, a Company Impairment Effect. None of the Company nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole or would reasonably be expected to have, individually or in the aggregate, a Company Impairment Effect.
Section 4.11 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws as has not, and would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to have, individually or in the aggregate, a Company Impairment Effect, the Company and its Subsidiaries are, and since January 1, 2018, have been, in compliance with all applicable Laws. The Company and its Subsidiaries hold, and since January 1, 2018, have held, all licenses, approvals, consents, registrations, franchises and permits (“Permits”) necessary for the lawful conduct of the business, except where the failure to so hold has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From January 1, 2018, (a) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and, (b) to the knowledge of the Company, no assertion or Action of any violation of any Law, Governmental Order or Permit by the Company or any of its Subsidiaries is currently threatened against the Company or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), in each case of the foregoing clauses (a) and (b), except as has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, and no such investigations have been conducted by any Governmental Authority since January 1, 2018, in each case, except as has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12 Contracts; No Defaults.
(a) Schedule 4.12(a) contains a true and complete listing of all Contracts described in clauses (i) through (xv) of this Section 4.12(a) to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which any of their respective assets is bound (together with all material amendments, waivers or other changes thereto) other than any purchase orders entered into in the ordinary course of business and any Company Benefit Plans (all such Contracts as described in clauses (i) through (xv), collectively, the “Company Material Contracts”). True, correct and complete copies of such Company Material Contracts have been delivered to or made available to Acquiror or its agents or Representatives.
(i) Each Contract that involves aggregate payments or consideration furnished (A) by the Company or by any of its Subsidiaries of more than $1,000,000 (other than purchase orders in the ordinary course of business) or (B) to the Company or to any of its Subsidiaries of more than $1,000,000, in each case, in the calendar year ended December 31, 2020 or any subsequent calendar year;
(ii) Each Contract relating to Indebtedness with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $1,000,000;
(iii) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets the Company or any of its Subsidiaries (A) since January 1, 2018, in each case, involving payments in excess of $1,000,000 or (B) pursuant to which there are any material ongoing obligations;
(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement and each other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $1,000,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;
(v) Each joint venture Contract, agreement establishing an entity that is a partnership, limited liability company agreement or similar Contract (other than Contracts between wholly-owned Subsidiaries the Company) that is material to the business of the Company and its Subsidiaries, taken as a whole;
(vi) Each Contract requiring capital expenditures the Company or its Subsidiaries after the date of this Agreement in an amount in excess of $1,000,000 in the aggregate;
(vii) Each Contract prohibiting or restricting in any material respect the ability the Company or its Subsidiaries to engage in any business, to operate in any geographical area or to compete with any Person, in each case, in any material respect, other than customary restrictions with respect to the sale or delivery of products in certain geographical areas and non-solicitation and no-hire provisions, in each case, entered into in the ordinary course of business;
(viii) Each Contract (excluding (x) non-disclosure agreements, contractor services agreements and consulting services agreements, (y) non-exclusive Intellectual Property licenses incidental to marketing, printing or advertising Contracts, and (z) licenses to Open Source Code, in each case, entered into in the ordinary course of business) under which the Company or any of its Subsidiaries (A) is a licensee with respect to any item of Intellectual Property that is material to any business the Company or any of its Subsidiaries (excluding non-exclusive licenses in respect of commercially available, unmodified, “off- the-shelf software” having a replacement cost of less than $100,000 or Contracts that would not reasonably be expected to result in a Company Material Adverse Effect if cancelled or terminated), (B) is a licensor or otherwise grants to a third party any rights to use any item of material Owned Intellectual Property (excluding non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business), or (C) entered into to settle or resolve any Intellectual Property-related dispute, including settlement agreements, covenants not to sue, consent agreements, and co-existence agreements, in each case involving an amount in controversy of at least $500,000;
(ix) Each Contract for the development of Intellectual Property by a third party that is material to the business of the Company or any of its Subsidiaries (other than pursuant the Company’s standard form employee invention assignment or consulting or independent contractor agreements, copies of which have been provided to Acquiror, or any Contract entered into in the ordinary course of business);

(x) Each employment Contract with any individual that (A) provides for annual base salary in excess of $250,000, (B) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions, including any severance, retention, change of control, transaction, or similar payments, or (C) otherwise restricts the ability the Company or any of its Subsidiaries to terminate employment or engagement of such individual at any time for any reason or no reason without penalty or liability other than in the ordinary course of business or as otherwise required by Law;
(xi) Each collective bargaining agreement or other Contract (each, a “CBA”) with the Company or any of its Subsidiaries, on the one hand, and any labor union, labor organization or works council representing employees the Company or such Subsidiary, on the other hand;
(xii) Each Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any outstanding obligation in excess of $1,000,000 after the date of this Agreement;
(xiii) Any Contract with any Affiliate of the Company (other than a Subsidiary the Company) or family member thereof (other than employment agreements, confidentiality and invention assignment agreements, standard director and officer indemnification agreements and equity or incentive equity documents);
(xiv) Any Contract that is a currency or interest hedging arrangement; and
(xv) Any commitment to enter into agreement of the type described in clauses (i) through (xiv) of this Section 4.12(a).
(b) Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, each Company Material Contract is (i) in full force and effect and (ii) represents the legal, valid and binding obligations the Company or one of its Subsidiaries that is a party thereto and, to the knowledge the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, (w) neither the Company, any of its Subsidiaries nor, to the knowledge the Company, any other party thereto is or is alleged to be in breach of or default under any Company Material Contract (x) since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written claim or notice of breach of or default under any such Contract, (y) to the knowledge the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both), and (z) no party to any such Contract that is a customer of or supplier the Company or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or threatened in writing to cancel or terminate its business with, the Company or any of its Subsidiaries.
Section 4.13 Company Benefit Plans.
(a) Schedule 4.13(a) sets forth a true and complete list of each material Company Benefit Plan; provided, however, that any individual employment agreement (or offer letter) or individual consulting agreement that, in either case, is consistent in all material respects with the applicable template listed on Schedule 4.13(a), shall not be required to be listed on Schedule 4.13(a). For purposes of this Agreement a “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based incentive award, severance, employment, consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, vacation, paid time off, health and welfare, pension, supplemental requirement, employee loan and all other benefit or compensation plans, agreements, programs, policies, Contracts or other arrangements, whether or not subject to ERISA, which are contributed to, required to be contributed to, sponsored by or maintained by the Company or any of its Subsidiaries for the benefit of any Service Provider of the Company or any of its Subsidiaries or under or with respect to which the Company or any of its Subsidiaries has any liability or obligation, contingent or otherwise, in any case, excluding any Multiemployer Plan.
(b) With respect to each Company Benefit Plan listed on Schedule 4.13(a), the Company has delivered or made available to Acquiror copies of (i) the Company Benefit Plan and any trust agreement or other funding instrument relating to such plan, or in the event that the Company Benefit Plan is unwritten, a written summary of the key provisions, (ii) the most recent summary plan description, if any, required under ERISA with respect to the Company Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to the Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to the Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan, and (vi) any material or non-routine correspondence with any Governmental Authority within the past three years.
(c) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries, (i) each Company Benefit Plan has been established, maintained, funded and in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) all contributions, premiums or other payments that are due with respect to any Company Benefit Plan have been made and all such amounts due for any period ending on or before the Closing Date have been made or properly accrued and reflected in the Company’s financial statements to the extent required by GAAP.
(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the Company’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect such qualification.
(e) (i) No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law, (ii) there do not exist any pending or, to the Company’s knowledge, threatened Actions (other than routine claims for benefits), audits or investigations with respect to any Company Benefit Plan, (iii) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and (iv) no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan have occurred that, in each case of subsections (i) through (iv), either individually or in the aggregate, could reasonably be expected to result in material liability to the Company or its Subsidiaries.
(f) No Company Benefit Plan provides, nor has the Company or any of its Subsidiaries incurred, any current or projected liability in respect of post-employment or post-retirement or post-termination health, medical or life insurance benefits for current, former or retired Service Provider of the Company or any of its Subsidiaries, except (i) as required to avoid an excise tax under Section 4980B of the Code (“COBRA”) or similar applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy listed on Schedule 4.13(a) requiring the Company or any of its Subsidiaries to pay or subsidize COBRA premiums for a terminated Service Provider following such Service Provider’s termination of service. None of the Company or any of its Subsidiaries has incurred (whether or not assessed) any material Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code.
(g) None of the Company, its Subsidiaries, or its respective ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent liability or obligation under or with respect to: (i) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”), (ii) a

“defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means, with respect to the Company, any Person or entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company, is under common control or treated as one employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code.
(h) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers will (whether alone or in connection with any other event(s)) (i) result in the acceleration, funding, vesting or creation of any rights of any current or former Service Provider of the Company or its Subsidiaries to any compensatory payments, severance or benefits or increases in any compensatory payments, severance or benefits (including any loan forgiveness) under any Company Benefit Plan (or under any arrangement that would be the Company Benefit Plan if in effect as of the date of this Agreement), (ii) result in the payment to any current or former Service Provider of the Company or its Subsidiaries of any severance payments, or any increase in severance payments or benefits upon any termination of employment or service, or (iii) result in any “excess parachute payment” within the meaning of Section 280G of the Code (or corresponding provision of state law) to any Service Provider of the Company or its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code.
(i) None of the Company or any of its Subsidiaries maintains any obligations to gross- up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is in compliance with, and has been maintained, operated and administered in compliance with, Section 409A of the Code, and all applicable regulations, other guidance issued, and notices issued thereunder.
(k) There are no Company Benefit Plans that are subject to the Laws of a jurisdiction other than the United States.
(l) Neither the Company nor any of its Subsidiaries has materially modified any of the Company Benefit Plans as a response to disruptions caused by the COVID-19 pandemic.
Section 4.14 Labor Matters.
(a) None of the Company or any of its Subsidiaries is party to or bound by any CBA and no employees are represented by any labor union, other labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. There are, and since January 1, 2018, there have been, no pending, or to the knowledge of the Company, threatened (i) labor organizing activities or representation or certification proceedings by any labor union, works council or other labor organization to organize any of the Company Employees, and (ii) material labor disputes, labor grievances, labor arbitrations, unfair labor practice charges, strikes, lockouts, picketing, hand billing, slowdowns, concerted refusals to work overtime, or work stoppages against or affecting the Company or any of its Subsidiaries.
(b) Except where the failure to be, or to have been, in compliance with such Laws has not, and would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since January 1, 2018, in compliance with all applicable Laws regarding labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification (including the classification of independent contractors and exempt and non-exempt employees under the Fair Labor Standards Act and similar state or local Laws), discrimination, harassment or retaliation, whistleblowing, wages and hours, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act),

COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance.
(c) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and their Subsidiaries, taken as a whole: (i) the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to the Company’s current or former directors, officers, employees or independent contractors under applicable Law, Contract or company policy, and (ii) each individual who is providing, or since January 1, 2018, has provided, services to the Company or its Subsidiaries and is, or was, classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, is, and has been, properly classified and treated as such for all applicable purposes.
(d) To the knowledge of the Company, no Key Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of its Subsidiaries.
(e) The Company and its Subsidiaries have reasonably investigated all formal sexual harassment or other discrimination or unlawful retaliation allegations raised in the last three years against any Key Employee. With respect to each such allegation with potential merit, the Company or Subsidiary has taken prompt corrective action and no such investigations or allegations are pending or, to the knowledge of the Company, threatened.
(f) No material employee layoff, facility closure or shutdown (whether voluntary or by Governmental Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Company Employees of the Company or any of its Subsidiaries has occurred since January 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures.
(g) Since January 1, 2018, none of the Company or any of its Subsidiaries has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act or any other similar state Laws.
(h) As of the date hereof, none of the Company or any of its Subsidiaries has received written notice that any Key Employee intends to terminate his or her employment with the Company prior to the one-year anniversary of the Closing.
Section 4.15 Taxes.
(a) All material Tax Returns required by Law to be filed by the Company and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.
(b) All material amounts of Taxes due and owing by the Company and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority.
(c) The Company and its Subsidiaries have (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, member, or any other third party, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Laws with respect to Tax withholding, including all reporting and record keeping requirements.
(d) Neither the Company nor any of its Subsidiaries is engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against the Company or any Subsidiary have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any Subsidiary, and no written request for any such waiver or extension is currently pending.
(e) Neither the Company nor any Subsidiary (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(f) Neither the Company nor any Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).
(g) Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business. Neither the Company nor any Subsidiary will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.
(h) There are no Liens with respect to Taxes on any of the assets of the Company or any Subsidiary, other than Liens for Taxes not yet due and payable.
(i) Neither the Company nor any Subsidiary (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only the Company or Subsidiaries or the Company, or (ii) has any material liability for or in respect of the Taxes of any Person (other than the Company and its Subsidiaries) (A) as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or (B) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except, in each case, for liabilities pursuant to customary commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes).
(j) Neither the Company nor any Subsidiary is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).
(k) Neither the Company nor any Subsidiary has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment.
(l) The Company and its Subsidiaries have complied in all material respects with Laws relating to escheat and unclaimed property.
Section 4.16 Insurance. Schedule 4.16 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. With respect to each such insurance policy required to be listed on Schedule 4.16, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect, (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) none of the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened, and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.
Section 4.17 Permits. Except for such failures to hold all Permits or be in compliance therewith as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company, holds all Permits, and is in compliance with the terms of all Permits, necessary for the ownership and operation of its business. No event has occurred with respect to any of the Permits which permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination thereof, or would result in any other material impairment of the rights of the holder of any such Permit, except where the revocation, cancellation, termination or material impairment would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no pending or, to the knowledge of the Company, threatened (orally or in writing) legal proceeding with any Governmental Authority having jurisdiction or authority over the operations of the Company or any of its Subsidiaries that would reasonably be expected to impair the validity of any Permit, or result in the revocation, cancellation, termination or material impairment of any Permit.
Section 4.18 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to all material equipment and other tangible property and assets reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.
Section 4.19 Real Property.
(a) Schedule 4.19(a) contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including the address of each Leased Real Property. The Company has made available to Acquiror true, correct and complete copies of the material Contracts pursuant to which the Company or any of its Subsidiaries use or occupy (or have been granted an option to use or occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in all Leased Real Property, and to the knowledge of the Company, there are no material disputes with respect to any material Lease, in each case, subject only to Permitted Liens. With respect to each Lease and except as would be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, (i) such Lease is valid, binding and enforceable and in full force and effect against the Company or one of its Subsidiaries and, to the Company’s knowledge, the other party thereto, subject to the Enforceability Exceptions, and each such Lease is in full force and effect, (ii) each Lease has not been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters made available to Acquiror, (iii) none of the Company nor any of its Subsidiaries has received or given any written notice of default or breach under any of the Leases and to the knowledge of the Company, neither the Company nor its Subsidiaries has received oral notice of any default or breach that has not been cured and (iv) to the knowledge of the Company, there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a default or breach by the Company or one of its Subsidiaries or, in each case, to the Company’s knowledge, the other party thereto.

(b) Neither the Company nor any of its Subsidiaries is in material default or material violation of, or not in material compliance with, any legal requirements applicable to its occupancy of the Leased Real Property.
(c) Neither the Company nor any of its Subsidiaries owns any land, buildings or other real property.
Section 4.20 Intellectual Property and IT Security.
(a) Schedule 4.20(a) sets forth a complete and correct list of all (i) registrations or applications for the following that are included in the Owned Intellectual Property: (A) trademarks, (B) patents, (C) copyrights, and (D) internet domain names, specifying as to each item, as applicable, the owner(s) of record, jurisdiction of application or registration, the application or registration number and the date of application or registration (“Registered Intellectual Property”). Excluding any pending applications included in the Registered Intellectual Property, each item of material Registered Intellectual Property is subsisting, valid and, to the knowledge of the Company, enforceable. Schedule 4.20(a) also sets forth all material unregistered Trademarks that are Owned Intellectual Property. To the knowledge of the Company, no loss or expiration of any Owned Intellectual Property is threatened, pending, or reasonably foreseeable, except for expiration of patents and copyrights and non-renewal of trademarks and internet domain names at the end of their statutory or designated (in case of domain names) terms (and not as a result of any act or omission by the Company or any of its Subsidiaries, including failure by the Company or any of its Subsidiaries to pay any required maintenance fees). The Company or a Subsidiary of the Company (i) solely and exclusively owns all right, title and interest in and to the Owned Intellectual Property and (ii) has the right to use pursuant to a written, and to the knowledge of the Company, valid, license all other Intellectual Property used in or necessary for the operation of the business of the Company, as presently conducted (“Licensed Intellectual Property”), in each case, free and clear of all Liens other than Permitted Liens.
(b) To the knowledge of the Company, neither the execution of this Agreement nor the consummation of the Transactions will result in: (i) the loss or impairment of the Company’s or any of its Subsidiaries’ right to own or use any of its material Company Intellectual Property, or (ii) the payment of any additional consideration for the Company’s or any of its Subsidiaries’ right to own or use any of its Company Intellectual Property. Immediately subsequent to the Closing, the material Company Intellectual Property will be owned or available for use by the Company and its Subsidiaries on substantially similar terms and conditions to those under which the Company and its Subsidiaries own or use the material Company Intellectual Property prior to the Closing.
(c) There is not, and there has not in the last three (3) years been, any Action pending, threatened or received in writing, by the Company or any of its Subsidiaries with respect to Intellectual Property, except as would not be expected to be material to the Company. To the knowledge of the Company, neither the Company nor the conduct of its respective business infringes, misappropriates or otherwise violates, or has, in the past three (3) years, infringed, misappropriated or otherwise violated, any Intellectual Property of any Person. To the knowledge of the Company, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has, in the last three (3) years, infringed, misappropriated, diluted or otherwise violated, any of the Owned Intellectual Property, except as would not be expected to be material to the Company.
(d) The Company has taken commercially reasonable steps to maintain, preserve, and protect all material Owned Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all material Trade Secrets and any other material confidential information of the Company and its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a written confidentiality obligation). No such Trade Secrets or other confidential information have been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secrets or any other confidential information by such Person except to the extent that the disclosure of such Trade Secrets or confidential information would not result in a Company Material Adverse Effect. Each current or former founder, employee, consultant and independent contractor of the Company or its Subsidiaries who has contributed to or participated in the creation of any material Owned Intellectual Property has executed and delivered to the Company or its Subsidiaries either a (i) valid and enforceable “work-for-hire” agreement under which the Company or its applicable Subsidiaries is deemed to be the owner or author of all Intellectual Property rights created or developed by such Person, or (ii) a valid and enforceable written assignment by such Person (by way of a present grant of assignment) in favor of the Company or its applicable Subsidiaries of all right, title and interest in and to such Intellectual Property, and in case of the foregoing clauses (i) and (ii), that also prohibits such Person, where commercially reasonable or customary, from using or disclosing any Trade Secrets included in the Owned Intellectual Property. To the knowledge of the Company, no Person is in material breach of any such agreement.
(e) The Company and its Subsidiaries is in possession of the source code and object code for all Software constituting their material Owned Intellectual Property (“Owned Software”). All Owned Software (i) conforms in all material respects with all representations and warranties established by the Company and its Subsidiaries or conveyed thereby to its or their customers or other transferees, (ii) is free of any material defects and to the knowledge of the Company, does not contain any Self-Help Code, Unauthorized Code and (iii) has been maintained by the Company and its Subsidiaries on their own behalf or on behalf of their customers in accordance with their contractual obligations to customers, in each case, except as would not result in a Company Material Adverse Effect. The Company and its Subsidiaries has not incorporated any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses) (“Open Source Code”) into Owned Software, distributed Open Source Code in conjunction with Owned Software or used Open Source Code, in each case in a manner that requires that any of the Owned Software (other than such Open Source Code) to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge.
(f) The Company has taken commercially reasonable efforts consistent with industry standards for companies of the Company’s size that are designed to (i) protect the confidentiality, integrity and security of the IT Systems from any unauthorized use, access, interruption, or modification, and (ii) ensure that all IT Systems (A) operate and run in a reasonable and efficient business manner in all material respects, and (B) are free from any Unauthorized Code. The IT Systems are sufficient for the current needs of the Company in all material respects. The Company has implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures and facilities, acted in compliance therewith, and has taken commercially reasonable steps to test such plans and procedures on a periodic basis.
(g) The Company and its Subsidiaries are, and at all times since January 1, 2018, have been, in compliance with all Data Security Requirements in all material respects. The Company and its Subsidiaries have in place, maintain and enforce, and require that third parties that Process Protected Data for or on behalf of the Company and its Subsidiaries have in place, commercially reasonable policies, procedures, and rules regarding data privacy, protection, and security as required by all Data Security Requirements. Since January 1, 2018, the Company or any of its Subsidiaries has not experienced any Security Breaches or incidents in which Protected Data or Trade Secret was stolen or improperly accessed, used, processed, transferred, disclosed, destroyed, lost, or otherwise compromised, and the Company or any of its Subsidiaries has not received any notices or complaints from any Person (including any Governmental Authority) with respect thereto or regarding the unauthorized Processing of Protected Data or non-compliance with applicable Data Security Requirements, except as would not be expected to have a Company Material Adverse Effect. To the extent required by Law, the Company and its Subsidiaries maintain systems and procedures to receive and effectively respond to complaints and individual rights requests in connection with the Company’s and its Subsidiaries’ Processing of Personal Information, and, to the extent required by applicable Law, the Company and its Subsidiaries have complied with all such individual rights requests.
(h) The Company and its Subsidiaries have valid and legal rights to Process all Protected Data to the extent such data is Processed by or on behalf of the Company and its Subsidiaries in connection with the use and/or operation of its products, services and business, and, the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Data Security Requirements.

Section 4.21 Environmental Matters.
(a) The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Environmental Laws, which includes and has included holding and complying in all material respects with all Permits required under Environmental Laws.
(b) There are no Governmental Orders, Actions or notices of violation issued to or pending against or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging, and the Company and its Subsidiaries have not received any written notice, report or other information regarding, any material violations of or material liability under any Environmental Law or any material violations or material liability concerning any Hazardous Materials, nor is there any basis for any such claims or notices.
(c) None of the Leased Real Property is an industrial establishment as that term is defined under the New Jersey Industrial Site Recovery Act.
Section 4.22 Absence of Changes. From and after the date of the most recent Company Audited Financial Statement until the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing.
Section 4.23 Brokers’ Fees. Other than as set forth on Schedule 4.23, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their respective Affiliates.
Section 4.24 Related Party Transactions. Except for the Contracts set forth on Schedule 4.24, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer, director or holder of greater than 2.5% of the outstanding number of Equity Securities of the Company or any of its Subsidiaries or, to the Company’s knowledge, any Affiliate or family member of any of the foregoing, on the other hand (each, a “Company Related Party Contract”), except in each case, for (a) employment agreements, confidentiality and invention assignment agreements, standard director and officer indemnification agreements, equity or incentive equity documents, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), and (c) amounts paid pursuant to Company Benefit Plans listed on Schedule 4.13(a).
Section 4.25 Proxy Statement / Prospectus; Information Provided. None of the information relating to the Company or its Subsidiaries supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement / Prospectus will, as of the date the Proxy Statement / Prospectus (or any amendment or supplement thereto) is first mailed to Acquiror’s stockholders, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Proxy Statement / Prospectus (a) that is modified in any material respect by Acquiror or any of its Affiliates or Representatives without the Company’s prior written approval which is misleading by virtue of such modification, (b) in reliance upon and in conformity with information furnished in writing by or on behalf of Acquiror or any of its Affiliates specifically for inclusion in the Proxy Statement / Prospectus which is misleading by virtue of such reliance and conformity or (c) with respect to projections or forecasts with respect to the Company or its Subsidiaries. The Proxy Statement / Prospectus, insofar as it relates to information supplied by or on behalf of the Company related to the Company or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.
Section 4.26 International Trade; Anti-Corruption.
(a) None of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees, nor any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, is currently, or has been in the last five years: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) knowingly engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”).
(b) None of the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors or employees, nor any agents or other third-party representatives acting on behalf of the Company or any of its Subsidiaries, has in the last five years made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any Anti-Corruption Laws.
(c) In the past five years, none of the Company nor any of its Subsidiaries has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. The Company and its Subsidiaries have maintained and enforced policies, procedures and internal controls reasonably designed to ensure compliance with Anti-Corruption Laws and Trade Controls.
Section 4.27 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS, NONE OF THE ACQUIROR PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE ACQUIROR PARTIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN: (A) NONE OF THE ACQUIROR PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, ANY HOLDER OF EQUITY SECURITIES OF THE COMPANY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE ACQUIROR PARTIES TO THE COMPANY IN ARTICLE V OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF THE ACQUIROR PARTIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, ANY HOLDER OF EQUITY SECURITIES OF THE COMPANY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF THE ACQUIROR PARTIES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE ACQUIROR PARTIES OR ANY OF THEIR BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE ACQUIROR PARTIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE ACQUIROR PARTIES AND, IN MAKING ITS DETERMINATION THE

COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR PARTIES
Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SEC Reports filed or furnished by Acquiror prior to the date hereof (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), each Acquiror Party represents and warrants to the Company as follows:
Section 5.01 Corporate Organization. Each Acquiror Party is duly incorporated or formed and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted, except (other than with respect to each Acquiror Party’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. The copies of the organizational documents of each of the Acquiror Parties, including the Acquiror Organizational Documents, previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the Acquiror Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents, including the Acquiror Organizational Documents. Each of the Acquiror Parties is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 5.02 Due Authorization.
(a) Each of the Acquiror Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the board of directors of the applicable Acquiror Party and, except for the Acquiror Stockholder Approval, no other corporate or equivalent proceeding on the part of any Acquiror Party is necessary to authorize this Agreement or such Transaction Agreements or any Acquiror Party’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement to which such Acquiror Party will be party, duly and validly executed and delivered by such Acquiror Party and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which such Acquiror Party will be party, will constitute a legal, valid and binding obligation of such Acquiror Party, enforceable against each Acquiror Party in accordance with its terms, subject to the Enforceability Exceptions.
(b) At a meeting duly called and held, the Acquiror Board has: (i) determined that this Agreement and the transactions are fair to and in the best interests of Acquiror’s stockholders, (ii) approved the Transactions as a Business Combination, (iii) resolved to recommend to Acquiror’s stockholders approval of each of the Acquiror Stockholder Matters, and (iv) determined that the fair market value of the

Company is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) as of the date hereof.
(c) Assuming that a quorum (as determined pursuant to the Acquiror Organizational Documents) is present:
(i) the Charter Proposal shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Stock entitled to vote thereupon (as determined pursuant to the Acquiror Organizational Documents) at a stockholders’ meeting duly called by the Acquiror Board and held for such purpose; and
(ii) each of the Business Combination Proposal, the Nasdaq Proposal, the Bylaws Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Stock entitled to vote thereupon (as determined pursuant to the Acquiror Organizational Documents) at a stockholders’ meeting duly called by the Acquiror Board and held for such purpose.
(d) The foregoing votes are the only votes of any of Acquiror’s capital stock necessary in connection with entry into this Agreement by Acquiror Parties and the consummation of the Transactions.
Section 5.03 No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which any Acquiror Party is a party by such Acquiror Party and, upon receipt of the Acquiror Stockholder Approval, the consummation of the Transactions and the transactions contemplated thereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the Acquiror Organizational Documents or any organizational documents of any Subsidiaries of Acquiror, (b) conflict with or result in any violation of any provision of any Law or Governmental Order binding on or applicable to Acquiror, any Subsidiaries of Acquiror or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror is a party or by which any of its assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiaries of Acquiror, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 5.04 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against any Acquiror Party, or otherwise affecting any Acquiror Party or their respective assets, which, if determined adversely, could, individually or in the aggregate, have an Acquiror Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon any Acquiror Party which would, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. The business of each of the Acquiror Parties has been conducted in all material respects in accordance with all applicable Laws. No Acquiror Party has received any written notice of any violation of Law.
Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Acquiror Party with respect to the execution or delivery and performance of this Agreement by each Acquiror Party or any Transaction Agreement to which any of the Acquiror Parties is a party, as applicable, or the consummation of the Transactions or the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act, (b) the filing of the Company Certificates of Merger and the Acquiror Charter, each in accordance with the DGCL, (c) the filing with the SEC of (i) the Proxy Statement /

Prospectus (and the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act or, if the preliminary Proxy Statement / Prospectus is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC) and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Agreements or the Transactions or the transactions contemplated thereby, (d) such filings with and approval of Nasdaq to permit the Acquiror Common Stock to be issued in connection with the transactions contemplated by this Agreement and the other Transaction Agreements to be listed on Nasdaq, (e) the Acquiror Stockholder Approval or (f) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.
Section 5.06 Trust Account. As of the date hereof, there is at least $258,750,000 held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of December 17, 2020, by and between Acquiror and the Trustee on file with the SEC Reports of Acquiror as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus, dated as of December 17, 2020 and filed with the SEC (File No. 333-251062 and 333-251447) on December 21, 2020 (the “IPO Prospectus”). Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by Acquiror to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding Acquiror Common Stock sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Organizational Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with their obligations hereunder, no Acquiror Party has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date. There are no Actions pending with respect to the Trust Account. Since December 17, 2020, Acquiror has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the First Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the First Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. Following the First Effective Time, no stockholder of Acquiror shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of Acquiror Class A Common Stock for redemption pursuant to the Acquiror Stockholder Redemption.
Section 5.07 Brokers’ Fees. Other than as set forth on Schedule 5.07, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Acquiror or any of its Affiliates, including Sponsor.
Section 5.08 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.
(a) Acquiror has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, but excluding the Proxy Statement / Prospectus, the “Additional SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) and none of the Additional SEC Reports as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. No Acquiror Party has any material off-balance sheet arrangements that are not disclosed in the SEC Reports.
(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer. To the knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s financial statements included in Acquiror’s periodic reports required under the Exchange Act.
(c) Acquiror has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Acquiror’s assets. Acquiror maintains books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Acquiror in all material respects.
(d) There is no (i) “significant deficiency” in the internal controls over financial reporting of Acquiror, (ii) “material weakness” in the internal controls over financial reporting of Acquiror, or (iii) fraud, whether or not material, that involves management or other employees of Acquiror who have a significant role in the internal controls over financial reporting of Acquiror.
(e) To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Acquiror, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.09 Business Activities.
(a) Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or incidental thereto. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Acquiror or to which Acquiror is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have an Acquiror Material Adverse Effect. Blossom Merger Sub and Blossom Merger Sub II each was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to their respective formations and pursuant to this Agreement and any Transaction Agreement to which such entities are a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable. Acquiror owns all of the issued and outstanding Equity Securities of Blossom Merger Sub.
(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Acquiror nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c) Except for this Agreement and the agreements expressly contemplated hereby or with respect to advisors and consultants in connection with the Transactions (including any agreements permitted by Section 7.02 or as set forth on Schedule 5.09(c)), no Acquiror Party is and at no time has been, party to any Contract with any Person that would require payments by any Acquiror Party in excess of $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02) and Contracts set forth on Schedule 5.09(c)).
(d) As of the date hereof, there is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities, debts or obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet as of December 31, 2020 or disclosed in the notes thereto, (ii) that have arisen since the date of Acquiror’s consolidated balance sheet as of December 31, 2020 in the ordinary course of the operation of business of Acquiror, (iii) arising under this Agreement or the performance by an Acquiror Party of its obligations hereunder, including the Acquiror Transaction Expenses, or (iv) that would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 5.10 Taxes.
(a) All material Tax Returns required by Law to be filed by Acquiror and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.
(b) All material amounts of Taxes due and owing by Acquiror and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority, and since December 31, 2020, neither Acquiror nor its Subsidiaries has incurred any material Tax liability outside the ordinary course of business.
(c) Acquiror and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, member, or any other third party, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Laws with respect to Tax withholding, including all reporting and record keeping requirements.
(d) Neither Acquiror nor any of its Subsidiaries is engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither Acquiror nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against Acquiror or its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror or its Subsidiaries, and no written request for any such waiver or extension is currently pending.
(e) Neither Acquiror nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(f) Neither Acquiror nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).
(g) There are no Liens with respect to Taxes on any of the assets of Acquiror or any of its Subsidiaries, other than Liens for Taxes not yet due and payable. Acquiror has not entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes.
(h) Neither Acquiror nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group for which Acquiror is the common parent, or (ii) has any material liability for or in respect of the Taxes of any Person (A) as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or (B) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except, in each case, for liabilities pursuant to customary commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes).
(i) Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for liabilities pursuant to customary commercial contracts not primarily relating to Taxes).
(j) Acquiror has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment.
(k) Since its formation, Acquiror has been treated as a corporation that is a United States person for U.S. federal income tax purposes.
Section 5.11 Capitalization.
(a) As of the date of this Agreement and without taking into effect the PIPE Investment, the authorized capital stock of Acquiror consists of 401,000,000 shares of capital stock, including (i) 380,000,000 shares of Acquiror Class A Common Stock, (ii) 20,000,000 shares of Acquiror Class B Common Stock, and (iii) 1,000,000 shares of preferred stock (“Acquiror Preferred Stock”) of which (A) 25,875,000 shares of Acquiror Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 6,468,750 shares of Acquiror Class B Common Stock are issued and outstanding as of the date of this Agreement, and (C) no shares of Acquiror Preferred Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Common Stock (I) have been duly authorized and validly issued and are fully paid and non-assessable, (II) were issued in compliance in all material respects with applicable Law, and (III) were not issued in breach or violation of any preemptive rights or Contract. Acquiror has issued Acquiror Warrants that entitle the holder thereof to purchase an aggregate of 18,525,000 shares of Acquiror Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement.
(b) Except for this Agreement, the Acquiror Warrants and the Subscription Agreements, or as set forth in Section 5.11(a), as of the date hereof, there are no Equity Securities of Acquiror authorized, reserved, issued or outstanding. Without taking into effect the Convertible Note Investment, except as disclosed in the SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. Without taking into effect the Convertible Note Investment, there are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s stockholders may vote. Except as disclosed in the SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror.
(c) Acquiror does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.
Section 5.12 Nasdaq Stock Market Listing. The issued and outstanding units of Acquiror, each such unit comprised of one share of Acquiror Class A Common Stock and one-half of one Acquiror Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “SVOKU”. The issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “SVOK”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “SVOKW”. As of the date of this Agreement, Acquiror is in compliance in all material respects with the applicable Nasdaq corporate governance requirements for continued listing of the Acquiror Class A Common Stock and Acquiror Warrants. There is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants on Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement. Acquiror has not received any notice from Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Acquiror Class A Common Stock from Nasdaq or deregistering of the Acquiror Class A Common Stock with the SEC.
Section 5.13 Investments. Acquiror has delivered to the Company true, correct and complete copies of each of (a) the PIPE Subscription Agreements entered into by Acquiror with the applicable investors named therein (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase shares of Acquiror Class A Common Stock for an aggregate purchase price of $32,500,000 (the “PIPE Investment Amount”) and (b) the Convertible Note Subscription Agreements entered into by Acquiror with the applicable investors named therein (collectively, the “Convertible Note Investors”), pursuant to which the Convertible Note Investors have agreed to purchase convertible senior notes of Acquiror in the principal amount of $87,500,000 (the “Convertible Note Investment Amount,” together with the PIPE Investment Amount, the “Investment Amount”). To the knowledge of Acquiror, with respect to each Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. Each Subscription Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each Investor and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under any such Subscription Agreement violates any Laws. The Subscription Agreements provide that the Company is a third-party beneficiary thereof. There are no other agreements, side letters, or arrangements between Acquiror and any Investor relating to any Subscription Agreement or the purchase by such Investor of securities of Acquiror, and, as of the date hereof, Acquiror does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreements not being satisfied, or the Investment Amount not being available to Acquiror, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement) to the obligations of the Investors to contribute to Acquiror the applicable portion of the Investment Amount set forth in the Subscription Agreements on the terms therein. No fees, consideration or other discounts are payable or have been agreed by Acquiror or any of its Affiliates (including, from and after the Closing, the Surviving Entity and its Subsidiaries) to any Investor in respect of its portion of the Investment Amount, except as set forth in the Subscription Agreements.
Section 5.14 Related Party Transactions. Except as described in the SEC Reports, there are no transactions, Contracts, arrangements or understandings between any Acquiror Party, on the one hand, and any director, officer, employee, stockholder, equityholder, warrant holder or Affiliate of such Acquiror Party.
Section 5.15 Proxy Statement / Prospectus. None of the information relating to the Acquiror Parties supplied or to be supplied by any Acquiror Party, or by any other Person acting on behalf of any Acquiror Party, in writing specifically for inclusion in the Proxy Statement / Prospectus will, as of the date the Proxy Statement / Prospectus (or any amendment or supplement thereto) is first mailed to Acquiror’s stockholders, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Proxy Statement / Prospectus (a) that is modified in any material respect by the Company or any of its Subsidiaries or Representatives without Acquiror’s prior written approval which is misleading by virtue of such modification or (b) in reliance upon and in conformity with information furnished in writing by or on behalf of the Company or any of its Subsidiaries specifically for inclusion in the Proxy Statement / Prospectus which is misleading by virtue of such reliance and conformity. The Proxy Statement / Prospectus, insofar as it relates to information supplied by or on behalf of any Acquiror Party related to any Acquiror Party for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.
Section 5.16 Absence of Changes. From and after December 17, 2020, no Acquiror Material Adverse Effect has occurred and is continuing.
Section 5.17 Indebtedness. Except as set forth on Schedule 5.17, no Acquiror Party has any Indebtedness for borrowed money.
Section 5.18 Sponsor Agreement. Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of the Sponsor Agreement.
Section 5.19 Disclaimer of Other Warranties. THE ACQUIROR PARTIES HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS, NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE ACQUIROR PARTIES, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY OR ANY OF ITS BUSINESSES, ASSETS OR PROPERTIES OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN: (A) NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO ANY ACQUIROR PARTY, ANY

HOLDER OF EQUITY SECURITIES OF ANY ACQUIROR PARTY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO THE ACQUIROR PARTIES IN ARTICLE IV OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS; AND (B) NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO ANY ACQUIROR PARTY, ANY HOLDER OF EQUITY SECURITIES OF ANY ACQUIROR PARTY, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY OR ANY OF ITS BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS. EACH ACQUIROR PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE COMPANY AND, IN MAKING ITS DETERMINATION EACH ACQUIROR PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR IN THE OTHER TRANSACTION AGREEMENTS.
ARTICLE VI
COVENANTS OF THE COMPANY
Section 6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement or the Transaction Agreements, as set forth on Schedule 6.01, as consented to in writing by Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), use its commercially reasonable efforts to (i) conduct and operate its business in the ordinary course of business in all material respects, and (ii) maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries in all material respects. Without limiting the generality of the foregoing, except as required by this Agreement or the Transaction Agreements, as set forth on Schedule 6.01, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period (provided, that notwithstanding anything in this Section 6.01 to the contrary, nothing shall give any Acquiror Party, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries):
(a) change or amend its certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents;
(b) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly-owned Subsidiary of the Company either to the Company or any other wholly-owned Subsidiaries of the Company;
(c) except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially and adversely modify, materially and adversely amend, waive any material right under, terminate or fail to renew, any Contract of a type required to be listed on Schedule 4.12(a) (including, for clarity, any Contract that, if existing on the date hereof, would have been required to be listed on Schedule 4.12(a)) or any Lease to which the Company or its Subsidiaries is a party or by which it is bound;
(d) (i) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien) on, any Equity Securities of the Company or any of its Subsidiaries (other than Equity Securities issued upon exercise of a Company Option or Company Warrant) or (ii) issue or grant any Equity Securities or any options, warrants or other rights to purchase or obtain any Equity Securities of the Company or its Subsidiaries, in each case, other than incentive awards granted to Service Providers pursuant to the Existing Equity Incentive Plan in the ordinary course of business (which shall require the written consent of Acquiror, not to be unreasonably withheld or delayed) or any Equity Securities issued upon exercise or settlement thereof;
(e) sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of the Company, other than (i) the expiration of Owned Intellectual Property in accordance with the applicable statutory term or abandonment of Owned Intellectual Property registrations or applications in the ordinary course of business, (ii) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course consistent with past practices, (iii) the sale or provision of goods or services to customers in the ordinary course of business, or the sale, permission to lapse, abandonment, or other disposition of tangible assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or not worth the costs of maintaining or registering the item, or (iv) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries;
(f) disclose to any Person any source code constituting Owned Intellectual Property (in each case, other than to Acquiror or its Representatives, or pursuant to a written confidentiality agreement entered into in the ordinary course of business, or in connection with the Transaction);
(g) (i) cancel or compromise any material claim or material Indebtedness owed to the Company or any of its Subsidiaries or (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company in an amount greater than $1,500,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief restricting the Company in a manner materially adverse to the Company, (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing, or (D) to the extent such settlement relates to Transaction Litigation;
(h) except as otherwise required by the terms of any existing Company Benefit Plans set forth on Schedule 4.13(a) and as in effect on the date hereof or as expressly permitted without consent under Section 6.01(d), (i) materially increase the compensation or benefits of any current or former Key Employee, except for increases of less than 10% in base salary or hourly wage rates made in the ordinary course of business to Key Employees; (ii) make any grant or promise of any severance, retention or termination payment or arrangement to any Company Employee other than in the ordinary course of business; (iii) make any change in the key management structure of the Company or any of its Subsidiaries, or hire or terminate (other than for “cause” or due to death or disability) any Key Employees; (iv) take any action to accelerate any payments, severance, or benefits, or the funding of any payments, severance, or benefits, payable or to become payable to any Company Employees, except for any severance or termination payments in connection with the termination of any Company Employee that do not exceed $60,000 for such Company Employee; or (v) establish, adopt, enter into, amend or terminate in any material respect any material Company Benefit Plan or any material plan, agreement, program, policy, trust, fund, Contract or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, other than in the ordinary course of business (including an employment offer that does not contain severance and/or a transaction or retention payment);
(i) implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that would implicate the WARN Act;
(j) (i) negotiate, modify, extend, or enter into any CBA or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Company Employee of the Company or any of its Subsidiaries;

(k) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any individual who is a Key Employee as of the date hereof in connection with the termination of services thereof;
(l) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, that would be material to the Company, taken as a whole, and other than in the ordinary course of business;
(m) make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to employees, officers or independent contractors of the Company or any of its Subsidiaries for business expenses not to exceed $100,000 individually or $500,000 in the aggregate, (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business, (C) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, and (D) loans or advances among the Company and its wholly-owned Subsidiaries or among the wholly-owned Subsidiaries;
(n) redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of the Company or any of its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests or any transactions contemplated by the Existing Equity Incentive Plan and (ii) transactions between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;
(o) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of the Company or any of its Subsidiaries, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;
(p) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;
(q) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);
(r) make, change or revoke any Tax election in a manner inconsistent with past practice, adopt, change or revoke any accounting method with respect to Taxes, file or amend any Tax Return in a manner inconsistent with past practice, prosecute, settle or compromise any Tax liability or any Action, audit or other similar proceeding related to Taxes, enter into any closing agreement with respect to any Tax, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes), in each case with respect to each item in this clause (r), to the extent such action would have a material and adverse impact on Acquiror or the Company;
(s) (i) incur, create or assume any Indebtedness, (ii) modify the terms of any Indebtedness, or (iii) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, in each case, other than any (w) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company or its applicable Subsidiary than the Indebtedness being replaced, (x) Indebtedness incurred in the ordinary course of business, the proceeds of which are used solely with respect to operational aspects of the Company and in an aggregate amount not to exceed $20,000,000, (y) Indebtedness incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, or (z) guarantees of Indebtedness of a wholly-owned Subsidiary of the Company otherwise incurred in compliance with this Section 6.01(s);

(t) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices in a manner materially detrimental to the Company and its Subsidiaries;
(u) enter into any Company Related Party Contract or amend in any material respect adverse to the Company or its Subsidiaries any existing Company Related Party Contract (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of the Company or its Subsidiaries in their capacity as an officer or director); or
(v) enter into any Contract, or otherwise become obligated, to do any action prohibited under Section 6.01(a) through (u).
Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law, or (c) upon the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period and with reasonable advance written notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall use its and their commercially reasonably efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as Acquiror and its Representatives may reasonably request solely for purposes of consummating the Transactions. Any request pursuant to this Section 6.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.
Section 6.03 No Claim Against the Trust Account. The Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, represents and warrants that it has read the IPO Prospectus and other SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by Acquiror’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, Acquiror may disburse monies from the Trust Account only: (a) to the Public Stockholders if they elect to redeem their Acquiror shares in connection with the consummation of Acquiror’s initial Business Combination or in connection with an extension of Acquiror’s deadline to consummate a Business Combination; (b) to the Public Stockholders if Acquiror fails to consummate a Business Combination within 24 months after the closing of the IPO, subject to extension by an amendment to the Acquiror Organizational Documents; (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, or (d) to Acquiror after or concurrently with the consummation of a Business Combination. The Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, none of the Company, nor any of its Pre-Closing Holders or Affiliates, do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Acquiror or its Representatives, on the one hand, and the Company, its Pre-Closing Holders and their Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, (i) hereby irrevocably waive any Released Claims that the Company, the Pre-Closing Holders and their respective Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever to the extent arising out of the Released Claims (including for an alleged breach of this Agreement or any other agreement with Acquiror or its Affiliates), (ii) agree and acknowledge that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied upon by Acquiror to induce Acquiror to enter into this Agreement, and (iii) intend and understand such waiver to be valid, binding and enforceable against the Company, the Pre-Closing Holders and their respective Affiliates under applicable Law. To the extent the Company, the Pre-Closing Holders and their respective Affiliates commence any Action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, the Company, on behalf of itself and its Pre-Closing Holders and other Affiliates, hereby acknowledges and agrees that the Company, the Pre-Closing Holders and their Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Persons (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. This Section 6.03 shall survive the termination of this Agreement for any reason.
Section 6.04 Proxy Statement / Prospectus.
(a) As promptly as reasonably practicable following the date of this Agreement or the end of the applicable fiscal quarter, as applicable, (i) the Company shall deliver to Acquiror the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2020 and the related audited consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, together with the auditor’s reports thereon and (ii) the Company shall deliver to Acquiror any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable that is required to be included in the Proxy Statement / Prospectus. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Proxy Statement / Prospectus (A) will fairly present in all material respects the financial position of the Company and its Subsidiaries as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any interim financial statements, to normal year-end audit adjustments and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved, (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and (D) will comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) for purposes of inclusion in the Registration Statement. The Company shall be available to, and the Company and its Subsidiaries shall use their reasonable best efforts to make their officers and employees available to, in each case upon reasonable advance notice, Acquiror and its counsel in connection with (I) the drafting of the Proxy Statement / Prospectus and (II) responding in a timely manner to comments on the Proxy Statement / Prospectus from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with the preparation for inclusion in the Proxy Statement / Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).
(b) From and after the date on which the Proxy Statement / Prospectus is mailed to Acquiror’s stockholders, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is or becomes known by the Company, that would cause the Proxy Statement / Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement / Prospectus, such that the Proxy Statement / Prospectus no longer contains an untrue statement of a material fact or omits to state to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.04(b) shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.
Section 6.05 FIRPTA. At the Closing, the Company shall deliver to Acquiror a duly completed and executed certificate and accompanying notice to the IRS (along with authorization for Acquiror to provide such documentation to the IRS), dated as of the Closing Date, prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i).
Section 6.06 Pay-off Letters. The Company shall obtain and provide to Acquiror fully executed copies of customary pay off letters relating to the Indebtedness outstanding under the debt facilities set forth on Schedule 6.06 (which pay-off letters shall each contain a customary statement that all Indebtedness outstanding under such debt facilities, as applicable, and all related instruments evidencing such Indebtedness shall be terminated and all Liens and guarantees in connection therewith securing such Indebtedness shall be released and terminated) (the “Company Debt Payoff Letters”), in each case, at least two Business Days prior to Closing.
Section 6.07 Company Approvals. The Company shall, as promptly as practicable, and in any event no later than the Company Stockholder Approval Deadline, obtain an irrevocable written consent from the Required Company Stockholders, in form and substance reasonably acceptable to Acquiror, pursuant to which such Required Company Stockholders will provide the Required Company Stockholder Approval. The Required Company Stockholder Approval shall be irrevocable with respect to all shares of Company Capital Stock owned beneficially or of record by the Required Company Stockholders or as to which such Required Company Stockholders have, directly or indirectly, the right to vote or direct the voting thereof. As promptly as practicable following the execution and delivery of this Agreement, the Company shall prepare and distribute to the equityholders of the Company who as of the Company Stockholder Approval Deadline had not executed and delivered the Required Company Stockholder Approval a notice of action by written consent and appraisal rights as required by Sections 228 and 262 of the DGCL, as well as any additional information required by applicable Law or the Organizational Documents (the “Stockholder Notice”). Acquiror shall be provided with a reasonable opportunity to review and comment on the Stockholder Notice and shall reasonably cooperate with the Company in the preparation of the Stockholder Notice and reasonably promptly provide all reasonable information regarding Acquiror, Blossom Merger Sub and Blossom Merger Sub II reasonably requested by the Company.
Section 6.08 No Acquiror Common Stock Transactions. The Company acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not and it will cause its Subsidiaries and direct its directors, officers and its and their respective Affiliates not to purchase or sell any securities of Acquiror (other than engaging in the Transactions) or take any other action with respect to Acquiror in violation of such Laws, or cause any third party to do any of the foregoing.
ARTICLE VII
COVENANTS OF ACQUIROR
Section 7.01 Indemnification and Directors’ and Officers’ Insurance.
(a) From and after the Second Effective Time, Acquiror shall, and shall cause the Surviving Entity to, indemnify and hold harmless each present and former director, manager and officer of (x) the

Company and each of its Subsidiaries and (y) Acquiror and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Second Effective Time, whether asserted or claimed prior to, at or after the Second Effective Time, to the fullest extent that the Company or its Subsidiaries or Acquiror or its Subsidiaries, as applicable, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries and the Surviving Entity and its Subsidiaries to, (i) maintain for a period of not less than six years from the Second Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.
(b) The Company shall or shall cause one or more of its Subsidiaries to purchase, at or prior to the Closing, and Acquiror shall or shall cause one or more of its Subsidiaries to maintain in effect for a period of six years from the Second Effective Time, directors’ and officers’ liability insurance covering those Persons who are currently covered by (x) the Company’s or any of its Subsidiaries’ and/or (y) the Acquiror or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an aggregate premium for such insurance in excess of 300% of the annual premium payable in the aggregate by the Company or Acquiror for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Second Effective Time (the “D&O Tail”) and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.01 shall be continued in respect of such claim until the final disposition thereof.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror, the Surviving Entity and all successors and assigns of Acquiror and the Surviving Entity. If Acquiror or the Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 7.01.
Section 7.02 Conduct of Acquiror During the Interim Period.
(a) During the Interim Period, except as set forth on Schedule 7.02, as required by this Agreement or the Transaction Agreements, as consented to the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), Acquiror shall not and shall not permit Blossom Merger Sub or Blossom Merger Sub II to:
(i) change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Blossom Merger Sub or Blossom Merger Sub II;
(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of any Acquiror Party, (B) split, combine or reclassify any Equity

Securities of any Acquiror Party, or (C) other than in connection with the Acquiror Stockholder Redemption or as otherwise required by Acquiror’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of any Acquiror Party;
(iii) make, change or revoke any Tax election in a manner inconsistent with past practice, adopt, change or revoke any accounting method with respect to Taxes, file or amend any Tax Return in a manner inconsistent with past practice, prosecute, settle or compromise any Tax liability or any Action, audit or other similar proceeding related to any amount of Taxes, enter into any closing agreement with respect to any Tax, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or enter into any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes), in each case with respect to each item in this clause (iii), to the extent such action would have a material and adverse impact on Acquiror or the Company;
(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(v) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, in each case other than compromises or settlements in an aggregate amount not greater than $500,000; provided, that this Section 7.02(a)(v) will not apply with respect to any Transaction Litigation;
(vi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another Person, other than any indebtedness (A) for borrowed money or guarantee or (B) incurred among Acquiror and Blossom Merger Sub;
(vii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities other than (y) issuance of Acquiror Class A Common Stock in connection with the exercise of any Acquiror Warrants outstanding on the date hereof, or (z) issuance of Acquiror Class A Common Stock at not less than $10 per share in connection with the transactions contemplated by the Subscription Agreements or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein;
(viii)make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;
(ix) pay or agree to pay Acquiror Transaction Expenses in an aggregate amount in excess of $7,500,000 (which consent by the Company shall not be unreasonably conditioned, withheld or delayed); or
(x) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.02(a).
(b) Notwithstanding anything in this Section 7.02 to the contrary, (i) nothing shall give the Company, directly or indirectly, the right to control or direct the operations of any Acquiror Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Acquiror Party from using the funds held by Acquiror outside the Trust Account to pay any Acquiror expenses or liabilities or from otherwise distributing or paying over any funds held by Acquiror outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

(c) During the Interim Period, Acquiror shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, comply with, and continue performing under, as applicable, material Contracts to which Acquiror or its Subsidiaries may be a party.
Section 7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), Acquiror shall afford the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the First Effective Time.
Section 7.04 Section 16 Matters. Prior to the First Effective Time, Acquiror shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the Acquiror Class A Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror to be exempt under Rule 16b- 3 promulgated under the Exchange Act, including adopting resolutions and taking other steps in accordance with the No-Action Letter, dated as of January 12, 1999, issued by the SEC regarding such matters.
Section 7.05 Post-Closing Directors and Officers. Subject to the terms of the Acquiror Organizational Documents, the Acquiror Charter and the Acquiror Bylaws, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the First Effective Time:
(a) the Board of Directors of Acquiror shall consist of nine (9) directors, which shall be divided into three (3) classes, designated Class I, II and III, with each class consisting of three (3) directors, and such board shall initially include:
(i) one director nominee to be designated by Sponsor, who shall be the Chairman of the Board of Directors and shall be Gary S. Matthews, who shall be in Class III;
(ii) one director nominee to be designated by Acquiror, who shall be an independent director and reasonably satisfactory to the Company, who shall be in Class I;
(iii) such other director nominees to be designated by the Company pursuant to written notice to Acquiror following the date of this Agreement and reasonably satisfactory to Acquiror; provided that at least three of the directors shall be diverse directors, including one director who self-identifies as female and one director who self-identifies as an underrepresented minority (which means Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, or two or more races or ethnicities) or as LGBTQ+ and shall include Andrew Pearson and Chieh Huang; and
(b) the initial officers of Acquiror shall be as set forth on Schedule 7.05(b) (which schedule may be modified from time to time in the Company’s sole discretion prior to the Closing), who shall serve in such capacity in accordance with the terms of the Acquiror Charter and the Acquiror Bylaws following the First Effective Time.
Section 7.06 Incentive Equity Plan. Prior to the Closing Date, Acquiror shall adopt, subject to approval of the stockholders of Acquiror: (a) a 2021 Incentive Award Plan, in the form attached hereto as Exhibit F, providing for the issuance of the number of shares of Acquiror Common Stock set forth therein, with such changes as may be agreed to in writing by Acquiror and the Company (the “Incentive Equity Plan”); and (b) an employee stock purchase plan, in the form attached hereto as Exhibit G, providing for the issuance of the number of shares of Acquiror Common Stock set forth therein, with such changes as may be agreed to in writing by Acquiror and the Company (the “ESPP”), in each case to be effective as of the Closing or as otherwise set forth in the applicable plan document. Within two Business Days following the expiration of the 60 day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and ESPP remain outstanding.
Section 7.07 Acquiror Bylaws and Charter. At the First Effective Time (subject to approval by the stockholders of Acquiror of the same), Acquiror shall adopt the Acquiror Charter and the Acquiror Bylaws.
Section 7.08 PIPE and Convertible Note Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Common Stock contemplated thereby. In the event that all conditions in the Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including enforcing its rights under the Subscription Agreements to cause the Investors to pay to (or as directed by) Acquiror the applicable purchase price under each Investor’s applicable Subscription Agreement in accordance with its terms, provided that in no event shall such reasonable best efforts include an obligation for Acquiror to litigate.
Section 7.09 Acquiror Public Filings. From the date hereof through the First Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.10 Nasdaq Listing. From the date hereof through the Second Effective Time, Acquiror shall use its commercially reasonable efforts to ensure that Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Transactions, and shall obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing.
Section 7.11 Treatment of Warrants. Prior to the Closing, Acquiror and the Company shall discuss in good faith revisions to the terms of the Acquiror Private Placement Warrants such that the Acquiror Private Placement Warrants are treated as equity under the rules and guidelines of the SEC at and after the Closing; provided that any such revision of the Acquiror Private Placement Warrants shall be acceptable to Acquiror in its sole discretion; and provided further that Acquiror and the Company hereby agree to amend the Acquiror Private Placement Warrants to make them non-transferable (other than permitted transfers as long as the terms of the warrant do not change upon any such transfer) if such amendment would result in the Acquiror Private Placement Warrants being treated as equity under the rules and guidelines of the SEC at and after the Closing. For purposes of the prior sentence, “non-transferable” shall mean that the Acquiror Private Placement Warrants may not be sold, transferred or assigned, and “permitted transfers” shall include transfers to Affiliates or affiliated investment funds.

ARTICLE VIII
JOINT COVENANTS
Section 8.01 Efforts to Consummate.
(a) Subject to the terms and conditions herein, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions contemplated by this Agreement (including (i) the satisfaction of the closing conditions of the other Parties set forth in Article IX and (ii) using reasonable best efforts to obtain the Investments on the terms and subject to the conditions set forth in the Subscription Agreements). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Authorities necessary to consummate the Transactions and the transactions contemplated by the Transaction Agreements. Each Party shall (A) make all required filings pursuant to the HSR Act with respect to the Transactions promptly (and in any event within 10 Business Days) following the date of this Agreement and (B) respond as promptly as reasonably practicable to any requests by any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act. Acquiror shall promptly inform the Company of any communication between any Acquiror Party, on the one hand, and any Governmental Authority, on the other hand, and the Company shall promptly inform Acquiror of any communication between the Company, on the one hand, and any Governmental Authority, on the other hand, in either case, regarding any of the Transactions or any Transaction Agreement. Without limiting the foregoing, (x) the Parties agree to request early termination of all waiting periods applicable to the Transactions under the HSR Act (to the extent early termination is then available), and (y) each Party and its respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other Parties. The Acquiror will pay all filing fees in connection with the HSR Act when due and such fees shall be deemed 50% Company Transaction Expenses and 50% Acquiror Transaction Expenses. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.01 or any other provision of this Agreement obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities or assets of the Company or any of their respective Subsidiaries or any entity or asset of such Party or any of its Affiliates or any other Person or (ii) terminate, amend or assign any existing relationships and contractual rights or obligations. No Party shall agree to any of the measures in the foregoing sentence with respect to any other Party or any of its Affiliates, except with each of the other Parties’ prior written consent. During the Interim Period, the Acquiror Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Acquiror Party) or Acquiror (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Authority relating to the Transactions or the Transaction Agreements. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with, in the case of Acquiror, the Company, or, in the case of the Company, Acquiror, in advance and, to the extent not prohibited by such Governmental Authority, gives, in the case of Acquiror, the Company, or, in the case of the Company, Acquiror, the opportunity to attend and participate in such meeting or discussion.
(b) Notwithstanding anything to the contrary in the Agreement, (i) if this Section 8.01 conflicts with any other covenant or agreement in this Agreement that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict and (ii) in no event shall the Acquiror Parties or Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party.
(c) During the Interim Period, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any Transaction

Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Acquiror, any of the Acquiror Parties or any of their respective Representatives (in their capacity as a representative of an Acquiror Party) or, in the case of the Company, the Company or any of its Subsidiaries or any of their respective Representatives (in their capacity as a representative of the Company). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Acquiror shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall Acquiror settle or compromise any Transaction Litigation without the prior written consent the Company (not to be unreasonably withheld, conditioned or delayed). Without limiting the generality of the foregoing, in no event shall the Company, any of its Subsidiaries or any of their respective Representatives settle or compromise any Transaction Litigation without Acquiror’s prior written consent.
Section 8.02 Registration Statement; Proxy Statement / Prospectus; Special Meeting.
(a) Registration Statement; Proxy Statement / Prospectus.
(i) As promptly as reasonably practicable following the execution and delivery of this Agreement, Acquiror shall, in accordance with this Section 8.02(a), and the Company will reasonably cooperate (including causing each of their Subsidiaries and Representatives to reasonably cooperate) with Acquiror, and provide to Acquiror all information regarding the Company, its Affiliates and its business that is necessary therefor, to prepare and file with the SEC, in preliminary form, a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Acquiror with the SEC pursuant to which shares of Acquiror Class A Common Stock issuable in the Mergers (other than those shares of Acquiror Class A Common Stock to be issued in respect of shares of Company Common Stock that are held by holders of Company Common Stock who provide written consent to the Required Company Stockholder Approval) will be registered with the SEC, which shall include a proxy statement in connection with the Transactions (the “Proxy Statement / Prospectus”) to be sent to the stockholders of Acquiror in advance of the Special Meeting, for the purpose of, among other things: (A) providing Acquiror’s stockholders with the opportunity to redeem shares of Acquiror Class A Common Stock by tendering such shares for redemption not later than two Business Days prior to the originally scheduled date of the Special Meeting (the “Acquiror Stockholder Redemption”); and (B) soliciting proxies from holders of Acquiror Class A Common Stock to vote at the Special Meeting, as adjourned or postponed, in favor of the Acquiror Stockholder Matters. Without the prior written consent of the Company, the Acquiror Stockholder Matters shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror’s stockholders at the Special Meeting, as adjourned or postponed. The Proxy Statement / Prospectus will comply as to form and substance with the applicable requirements of the SEC and the rules and regulations thereunder and remain effective as long as is necessary to consummate the Transactions. Acquiror shall (I) file the definitive Proxy Statement / Prospectus with the SEC and (II) cause the Proxy Statement / Prospectus to be mailed to its stockholders of record, as of the record date to be established by the Acquiror Board in accordance with Section 8.02(b), as promptly as practicable (but in no event less than five Business Days except as otherwise required by applicable Law) following the earlier to occur of: (x) if the preliminary Proxy Statement / Prospectus is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (y) if the preliminary Proxy Statement / Prospectus is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC (such earlier date, the “Proxy Clearance Date”).
(ii) Prior to filing with the SEC, Acquiror will make available to the Company and its counsel drafts of the Proxy Statement / Prospectus and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Proxy Statement / Prospectus or such other document and will provide the Company and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Acquiror shall not file any such documents with the SEC without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Acquiror will advise the Company promptly after it receives notice thereof, of: (A) the time when the Proxy Statement / Prospectus has been filed; (B) if the preliminary Proxy Statement / Prospectus is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) if the preliminary Proxy Statement / Prospectus is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Proxy Statement / Prospectus; (E) any request by the SEC for amendment of the Proxy Statement / Prospectus; (F) any comments from the SEC relating to the Proxy Statement / Prospectus and responses thereto; (G) requests by the SEC for additional information; and (H) the issuance of any stop order or the suspension of the qualification of the Acquiror Class A Common Stock for offering or sale in any jurisdiction or of the initiation or written threat of any proceeding for any such purpose. Acquiror shall respond to any SEC comments on the Proxy Statement / Prospectus as promptly as practicable (and in any event within 10 Business Days following receipt by Acquiror of any such SEC comments except to the extent due to the failure by the Company to timely provide information required to respond to such SEC comments) and shall use its reasonable best efforts to have the Proxy Statement / Prospectus cleared by the SEC under the Exchange Act as promptly as practicable; provided, that prior to responding to any requests or comments from the SEC, Acquiror will make available to the Company and its counsel drafts of any such response and provide the Company and its counsel with a reasonable opportunity to comment on such drafts.
(iii) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement / Prospectus so that the Proxy Statement / Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Acquiror shall promptly file an amendment or supplement to the Proxy Statement / Prospectus containing such information. The Company will provide to Acquiror all information regarding the Company, its Affiliates and its business that is necessary for any filing contemplated by the immediately preceding sentence. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement / Prospectus so that the Proxy Statement / Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform Acquiror of such information, event or circumstance and provide to Acquiror all information necessary to correct any such deficiencies.
(iv) Acquiror shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to promptly provide Acquiror with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by Acquiror for inclusion in the Proxy Statement / Prospectus. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement / Prospectus or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company, or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.
(b) Special Meeting.
(i) Acquiror will take, in accordance with applicable Law, Nasdaq rules and its Organizational Documents, all action necessary to duly convene and hold a meeting of its stockholders (the

“Special Meeting”) as promptly as reasonably practicable after the Proxy Clearance Date (and will establish a record date for, give notice of and commence the mailing of the Proxy Statement / Prospectus to the stockholders of Acquiror as promptly as practicable after the Proxy Clearance Date), to (i) consider and vote upon the approval of the Acquiror Stockholder Matters and to cause such vote to be taken and (ii) provide stockholders of Acquiror with the opportunity to elect to effect a Acquiror Share Redemption. Acquiror may only elect to postpone or adjourn such meeting if (x) a postponement or adjournment is required by Law, (y) as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement / Prospectus) there are insufficient shares of Acquiror Common Stock represented (either in person or by proxy) and voting to approve the Acquiror Stockholder Matters or to constitute a quorum necessary to conduct the business of the Special Meeting, or (z) Acquiror determines the payments for the Acquiror Share Redemption could reasonably be expected to cause the conditions in Section 9.03(d) to not be satisfied at the Closing. Acquiror shall, following the Proxy Clearance Date, use its reasonable best efforts to solicit from its stockholders proxies in favor of the Acquiror Stockholder Matters and shall include in the Proxy Statement / Prospectus the Acquiror Board Recommendation. Acquiror shall keep the Company reasonably informed regarding all matters relating to the Acquiror Stockholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by Acquiror in respect of such matters and similar updates regarding any redemptions.
(ii) Notwithstanding the foregoing, at any time prior to, but not after, obtaining approval of the Acquiror Stockholder Matters, solely in response to an Acquiror Intervening Event, the Acquiror Board may fail to make, amend, change, withdraw, modify, withhold or qualify the Acquiror Board Recommendation (any such action, a “Change in Recommendation”) if the Acquiror Board shall have determined in good faith, after consultation with its outside legal counsel, that, in response to such Acquiror Intervening Event, a failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law; provided, that the Acquiror Board will not be entitled to make, or agree or resolve to make, a Change in Recommendation until (A) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred, (B) until 5:00 p.m., Eastern Time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. Eastern Time on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional three-Business Day (instead of five- Business Day) period from the date of such notice), the “Acquiror Intervening Event Notice Period”), Acquiror and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company during the Acquiror Intervening Event Notice Period to the terms and conditions of this Agreement as would enable Acquiror to proceed with its recommendation of this Agreement and the Transactions and not make such Change in Recommendation, and (C) if the Company requested negotiations in accordance with the foregoing clause (B), Acquiror may make a Change in Recommendation only if the Acquiror Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding Contract if accepted by Acquiror (and the other applicable parties hereto), reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Acquiror Change in Recommendation would violate its fiduciary duties under applicable Law. For the avoidance of doubt, a Change in Recommendation will not affect Acquiror’s obligations pursuant to this Section 8.02 (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.
Section 8.03 Exclusivity.
(a) During the Interim Period, the Company shall not take, nor shall the Company permit any of its Affiliates or Representatives to take, whether directly or indirectly, (i) any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than Acquiror or any of its Affiliates or Representatives) concerning any merger or similar business combination transaction or sale of substantially all of the assets involving the Company or its Subsidiaries, taken as a whole (other than immaterial assets or assets sold in the ordinary course of business) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”); provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(a) or (ii) any action in connection with a public offering of any Equity Securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries). The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.
(b) During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their respective Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination involving Acquiror (a “Alternate Business Combination Proposal”) other than with the Company, their stockholders and their respective Affiliates and Representatives; provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(b). Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Alternate Business Combination Proposal.
Section 8.04 Tax Matters.
(a) Intended Income Tax Treatment.
(i) The Acquiror Parties and the Company intend that the Mergers shall qualify for the Intended Income Tax Treatment. None of the parties or their respective Affiliates shall take or cause to be taken, or fail to take or cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Income Tax Treatment. Notwithstanding anything to the contrary herein, (A) if, after the date hereof but prior to the Closing, the Company determines that the Second Merger is neither necessary nor advisable, the Company may elect to cause the parties to not effect the Second Merger, in which case, the surviving entity of the First Merger shall continue its separate existence as a wholly-owned Subsidiary of Acquiror and shall be the “Surviving Entity” for all purposes contemplated herein, mutatis mutandis, and references herein to the Intended Income Tax Treatment shall be to the intended qualification of the First Merger as a “reorganization” within the meaning of Section 368(a) of the Code to which Acquiror and the Company are parties under Section 368(b) of the Code; and (B) after the date hereof but prior to the Closing, the Company may elect to structure the Second Merger as a merger directly into Acquiror rather than into Blossom Merger Sub II if the Company determines that structuring the Second Merger as a merger into Acquiror is preferable, in which case Acquiror shall be the “Surviving Entity” for purposes of this Agreement where the context so requires. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination), cause all Tax Returns to be filed consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Income Tax Treatment.
(ii) The Acquiror Parties and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne and paid by Acquiror. The Parties shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Transactions.
Section 8.05 Confidentiality; Publicity.
(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. The Company acknowledges that, in connection with the Investments, Acquiror shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors, which information may include Confidential Information (as defined in the Confidentiality Agreement).
(b) Subject to Section 8.05(c), none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the other Parties, prior to the Closing; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow (A) the Company, if the disclosing party is Acquiror or (B) Acquiror, if the disclosing party is the Company (prior to the Closing), to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 8.05, and (iii) to Governmental Authorities in connection with any Consents required to be made under this Agreement or in connection with the Transactions. Notwithstanding anything to the contrary in this Section 8.05 or otherwise in this Agreement, the Parties agree that the Sponsor, Acquiror and their respective Representatives may provide general information about the subject matter of this Agreement and the Transactions to any direct or indirect current or prospective investor (including in connection with the Investments) or in connection with normal fund raising or related marketing or informational or reporting activities, in each case, so long as such recipients are obligated to keep such information confidential.
(c) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and Acquiror prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four Business Days thereafter), Acquiror shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Acquiror shall consider such comments in good faith. The Company, Acquiror and the Sponsor shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the Closing (but in any event within four Business Days after the Closing), Acquiror shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which the Sponsor shall have the opportunity to review and comment upon prior to filing and Acquiror shall consider in good faith such comments. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.
Section 8.07 Qualification as an Emerging Growth Company. Acquiror shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause Acquiror to not qualify as an “emerging growth company” within the meaning of the JOBS Act.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.01 Conditions to Obligations of All Parties. The obligations of the Acquiror Parties and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:
(a) HSR Approval. All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.
(b) No Prohibition. There shall not be in force any Law or Governmental Order by any Governmental Authority of competent jurisdiction and having jurisdiction over the Parties with respect to the Transactions enjoining, prohibiting, or making illegal the consummation of the Transactions.
(c) Stockholder Approval. Each of the Required Acquiror Stockholder Approval and the Required Company Stockholder Approval shall have been obtained.
(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.
(e) Nasdaq. The Acquiror Class A Common Stock shall be listed or have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.
Section 9.02 Additional Conditions to Obligations of Acquiror Parties. The obligations of the Acquiror Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:
(a) Representations and Warranties.
(i) Each of the representations and warranties of the Company contained in Section 4.01 (Corporate Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06 (Current Capitalization), and Section 4.07 (Capitalization of Subsidiaries) (collectively, the “Company Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).
(ii) The representations and warranties contained in Section 4.22 (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date.
(iii) Each of the representations and warranties contained in Article IV (other than the Company Specified Representations and the representations and warranties contained in

Section 4.22) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.02(b), a covenant or agreement of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant or agreement and failed to cure within twenty (20) days after written notice of such breach has been delivered to the Company (or if earlier, the Termination Date).
(c) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.
(d) Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred which is continuing and uncured.
(e) Employment Agreements. Chieh Huang shall have executed and delivered an employment agreement, effective as of the Closing Date, on the terms set forth in the term sheet attached hereto as Exhibit I and such term sheet shall have not been revoked or terminated by Chieh Huang prior to or on the Closing.
Section 9.03 Additional Conditions to the Obligations the Company. The obligation the Company to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing the Company:
(a) Representations and Warranties.
(i) Each of the representations and warranties of the Acquiror Parties contained in Article V (other than the representations and warranties of the Acquiror Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization) and Section 5.11 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Acquiror Material Adverse Effect.
(ii) Each of the representations and warranties of the Acquiror Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization) and Section 5.11 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).
(iii) The representations and warranties of the Acquiror Parties contained in Section 5.16 (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date.
(b) Agreements and Covenants. The covenants and agreements of the Acquiror Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.03(b), a covenant or agreement of the Acquiror

Parties shall only be deemed to have not been performed if the Acquiror Parties have materially breached such covenant or agreement and failed to cure within 20 days after written notice of such breach has been delivered to Acquiror (or if earlier, the Termination Date).
(c) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.
(d) Available Closing Acquiror Cash. The Available Closing Acquiror Cash shall not be less than $175,000,000.
Section 9.04 Frustration of Conditions. A Party may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.01 Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows:
(a) by mutual written agreement of Acquiror and the Company;
(b) by either Acquiror or the Company, if there shall be in effect any (i) Law in any jurisdiction of competent authority or (ii) Governmental Order issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction, that, in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers and in the case of any such Governmental Order, such Governmental Order shall have become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 10.01(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such final and non-appealable order;
(c) by Acquiror or the Company, if the First Effective Time has not occurred by 11:59 p.m., Eastern Time, on December 10, 2021 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Mergers to be consummated by such times;
(d) by either Acquiror or the Company, if Acquiror fails to obtain the Required Acquiror Stockholder Approval upon vote taken thereon at the Special Meeting (or at a meeting of its stockholders following any adjournment or postponement thereof);
(e) by Acquiror, if the Company has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.02(a), Section 9.02(b), or Section 9.04 to be satisfied and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured the Company before the earlier of (I) the fifth Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from Acquiror of such breach or failure to perform; provided, that Acquiror shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) to be satisfied;
(f) by Acquiror, if the Company fails to deliver the Required Company Stockholder Approval on or prior to the Company Stockholder Approval Deadline; or
(g) the Company, if any Acquiror Party has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.03(a) or

Section 9.03(b) to be satisfied and (B) is not capable of being cured by the by the Termination Date or, if capable of being cured by the Termination Date, is not cured by such Acquiror Party, as applicable, before the earlier of (I) the fifth Business Day immediately prior to the Termination Date and (II) the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied.
Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, if this Agreement terminates pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Fraud or any willful and knowing material breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.05 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
Section 11.01 Waiver. At any time and from time to time prior to the First Effective Time, Acquiror and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that each Acquiror Party shall be deemed a single Party for purposes of this Section 11.01). Any agreement on the part of Acquiror or the Company to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.
Section 11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
(a) If to any Acquiror Party prior to the Closing, or to Acquiror after the First Effective Time:
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022
Attention: Gary S. Matthews
Telephone: (917) 214-6371
E-mail: gary@sevenoaksacquisition.com
with a copy (which shall not constitute notice) to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Dominick DeChiara
Jason D. Osborn
David A. Sakowitz

Facsimile: 212-294-4700
Email: DDeChiara@winston.com
JOsborn@winston.com
DSakowitz@winston.com
(b) If the Company prior to the Closing, or to the Surviving Entity after the First Effective Time, to:
Giddy Inc.
451 Broadway
New York, NY 10013
Attn: General Counsel
E-mail: Legal@boxed.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attn: Justin Hamill, Chad Rolston
Email: justin.hamill@lw.com, chad.rolston@lw.com
or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.
Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.
Section 11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) if the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01, and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14.
Section 11.05 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing occurs, Acquiror and the Surviving Entity shall bear and pay at or promptly after Closing all Acquiror Transaction Expenses and all Company Transaction Expenses.
Section 11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Transaction Agreements (together with the Schedules and Exhibits thereto), the Mutual Non-Disclosure Agreement, dated as of January 21, 2021, by and between the Company and Acquiror (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.
Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors or managers (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.10.
Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.
Section 11.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) Acquiror and the Company shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither of Acquiror nor the Company, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13, shall be required to provide any bond or other security in connection with any such injunction.
Section 11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Acquiror Parties or Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.
Section 11.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the First Effective Time or Second Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI.
Section 11.16 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties of the Acquiror Parties; (d) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the Acquiror Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the Acquiror Parties.

The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third-party beneficiary thereof. Nothing in this Section 11.16 shall relieve any Party of liability in the case of Fraud or willful misconduct committed by such Party.
Section 11.17 Privileged Communications. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute or Action (excluding any shareholder or derivative suit or Action) with respect to this Agreement or the transactions contemplated hereby that arises after the Closing between or among (a) the Surviving Entity or its Subsidiaries, on the one hand, and (b) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “SVOK Group”), on the other hand (each such dispute or Action, a “Covered Action”), as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby) between or among any member of SVOK Group, on the one hand, and their legal counsel, including Winston & Strawn LLP, on the other hand (a “Privileged Communication”), the attorney/client privilege and the expectation of client confidence with respect to such Privileged Communications shall survive the Merger and belong to the SVOK Group after the Closing solely with respect to such Covered Action. For the avoidance of doubt, nothing in this Section 11.17 or in this Agreement shall (x) be deemed to be a waiver of any applicable privileges or protections that can or may be asserted by the Surviving Entity or its Subsidiaries to prevent disclosure of any Privileged Communications to any third party or (y) subject to Acquiror’s prior written consent (which shall not be unreasonably withheld) prevent or limit the Surviving Entity or its Subsidiaries from waiving any applicable privileges or protections that can or may be asserted by the Surviving Entity or its Subsidiaries with respect to any Privileged Communications in connection with any dispute or Action other than a Covered Action.

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.
SEVEN OAKS ACQUISITION CORP.
By:
/s/ Gary S. Matthews

Name:  Gary S. Matthews
Title:   Chief Executive Officer
BLOSSOM MERGER SUB, INC.
By:
/s/ Gary S. Matthews

Name:  Gary S. Matthews
Title:   Chief Executive Officer
BLOSSOM MERGER SUB II, LLC
By: Seven Oaks Acquisition Corp.
Its: Member
By:
/s/ Gary S. Matthews

Name:  Gary S. Matthews
Title:   Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

GIDDY INC.
By:
/s/ Chieh Huang

Name:  Chieh Huang
Title:   Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Exhibit A
Form of Acquiror Charter
[See attached.]
Exhibit A to Agreement and Plan of Merger

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BOXED, INC.
ARTICLE I
The name of the corporation is Boxed, Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.
ARTICLE IV
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is [•]. The total number of shares of Common Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share.
ARTICLE V
The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:
A.   COMMON STOCK.
1.   General.   The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.
2.    Voting.   Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.
Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
3.   Dividends.   Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.
4.    Liquidation.   Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.
5.   Transfer Rights.   Subject to applicable law and the transfer restrictions set forth in Article VI of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.
B.   PREFERRED STOCK
Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.
Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).
The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE VI
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
A.   The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.
B.   Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.
C.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.
D.   Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.
E.   Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.
F.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.
G.   The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
ARTICLE VII
A.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B.   Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.
C.   Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.
ARTICLE VIII
No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE IX
A.   The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article IX(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).
B.   The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:
(1)   prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(2)   upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)   at or subsequent to such time, the business combination is approved by the Board of the Directors and authorized at an annual or special meeting of stockholders, and not by written consent,

by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
C.   The restrictions contained in the foregoing Article IX(B) shall not apply if:
(1)   a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(2)   the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).
D.   For purposes of this Article IX, references to:
(1)   “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(2)   “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(3)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;
b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
c.   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
e.   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(4)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(5)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
a.   beneficially owns such stock, directly or indirectly;
b.   has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(7)   “person” means any individual, corporation, partnership, unincorporated association or other entity.
(8)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(9)   “Stockholder Party” means any stockholder of the Corporation.
(10)   “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(11)   “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(12)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.
ARTICLE X
The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.
The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.
ARTICLE XI
A.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action, suit or proceeding asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
C.   Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.
D.   Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.
E.   Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
ARTICLE XII
A.   Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII.
B.   If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this    day of       , 2021.

[•]

Amended and Restated
Bylaws of
Boxed, Inc.
(a Delaware corporation)

C-i

C-ii

Amended and Restated
Bylaws
of
Boxed, Inc.

Article I — Corporate Offices
1.1   Registered Office.
The address of the registered office of Boxed, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2   Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.
Article II — Meetings of Stockholders
2.1   Place of Meetings.
Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
2.2   Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.
2.3   Special Meeting.
Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.
2.4   Notice of Business to be Brought before a Meeting.
(i)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.
(ii)   Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [•], 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(iii)   To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:
(a)   As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);
(b)   As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(c)   As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(iv)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(v)   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(vi)   This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(vii)   For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.
2.5    Notice of Nominations for Election to the Board of Directors.
(i)   Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii)   Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.
(a)   Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.
(b)   In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(c)   In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.
(iii)   To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:
(a)   As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));
(b)   As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and
(c)   As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).
For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(iv)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.
(v)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
2.6   Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.
(i)   To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.
(ii)   The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.
(iii)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(iv)   No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(v)   Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.
2.7   Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8   Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.
2.9   Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.
2.10   Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11   Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.12   Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.13   Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.
2.14   List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.
2.15   Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.
Such inspectors shall:
(i)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)   count all votes or ballots;
(iii)   count and tabulate all votes;
(iv)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.
2.16   Delivery to the Corporation.
Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III — Directors
3.1   Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2   Number of Directors.
Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3   Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.
3.4   Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.
Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
3.5   Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.
3.6   Regular Meetings.
Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.
3.7   Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i)   delivered personally by hand, by courier or by telephone;
(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile or electronic mail; or
(iv)   sent by other means of electronic transmission,
directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8   Quorum.
At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9   Board Action without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.
3.10   Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
Article IV — Committees
4.1   Committees of Directors.
The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
4.2   Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i)   Section 3.5 (place of meetings; meetings by telephone);
(ii)   Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings; notice);
(iv)   Section 3.9 (board action without a meeting); and
(v)   Section 7.14 (waiver of notice),
with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:
(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii)   special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii)   the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
4.3   Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Article V — Officers
5.1   Officers.
The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.
5.2   Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.
5.3   Subordinate Officers.
The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.
5.4   Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5   Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6   Representation of Shares of Other Corporations.
The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7   Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
5.8   Compensation.
The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.
Article VI — Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.
Article VII — General Matters
7.1   Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.
7.2   Stock Certificates.
The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
7.3   Special Designation of Certificates.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
7.4   Lost Certificates.
Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.5   Shares Without Certificates
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
7.6   Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.7   Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.8   Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9   Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.10   Transfer of Stock.
Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.
7.11   Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.
7.12   Lock-Up.
(i)   Subject to Section 7.12(ii), the holders (the “Lock-up Holders”) of the common stock of the Corporation issued (a) as consideration pursuant to (x) the merger of Blossom Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Giddy Inc., a Delaware corporation (“Boxed”) (the “First Merger”) and (y) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Boxed with and into Blossom Merger Sub II, LLC (“Second Merger Sub”), with Second Merger Sub surviving as a wholly owned subsidiary of the Corporation (the “Second Merger” and, together with the First Merger, the “Boxed Transaction”), or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Boxed Transaction in respect of awards of Boxed outstanding immediately prior to the closing of the Boxed Transaction (excluding, for the avoidance of doubt, the Acquiror Warrants (as defined in the Agreement and Plan of Merger, dated as of June 13, 2021, by and among Seven Oaks Acquisition Corp., a Delaware corporation, Merger Sub, Second Merger Sub and Boxed (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”))) (such shares referred to in this Section 7.12(i)(b), the “Boxed Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).
(ii)   Notwithstanding the provisions set forth in Section 7.12(i), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, or (iii) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (f) to the Corporation; or (g) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the closing date of the Boxed Transaction (the “Closing Date”).
(iii)   Notwithstanding the provisions set forth in Section 7.12(i), if (A) at least 120 days have elapsed since the closing date of the Boxed Transaction and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Closing occurred. For the avoidance of doubt, in no event shall the Lock-Up Period end earlier than 120 days after the Closing Date pursuant to the Blackout-Related Release.
(iv)   Notwithstanding the provisions set forth in Section 7.12(i), if the last reported sale price of the common stock on the exchange on which the common stock is listed (the “Closing Price”) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (the “Threshold Price”) for 20 out of any 30 consecutive Trading Days commencing at least 30 days after the Closing Date, including the last day of such 30 Trading Day period (any such 30 Trading Day period during which such condition is satisfied, the “Measurement Period”), then 33% of the Lock-up Holder’s Lock-Up Shares (including all outstanding shares and equity awards, determined as if, with respect to any Boxed Equity Award Shares that can be net settled, such Boxed Equity Award Shares are cash settled, and rounded down to the nearest whole share) that are subject to the Lock-Up Period, which percentage shall be calculated based on the number of Lock-Up Shares subject to the Lock-Up Period as of the last day of the Measurement Period, will be automatically released from such restrictions (an “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the common stock is listed on the second Trading Day following the end of the Measurement Period (an “Early Lock-Up Expiration Date”); provided that if the Threshold Price equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 Trading Days during any Measurement Period, then an additional 50% of the Lock-up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above (83% of the Lock-Up Shares in the aggregate).
(v)   Notwithstanding the provisions of Section 7.12(iv), if, at the time of any Early Lock-Up Expiration Date, the Corporation is in a Blackout Period, the actual date of such Early Lock-Up Expiration shall be delayed (the “Early Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second Trading Day (the “Extension Expiration Date”) following the first date (such first date, the “Extension Expiration Measurement Date”) that (i) the Corporation is no longer in a Blackout Period under its insider trading policy and (ii) the Closing Price on the Extension Expiration Measurement Date is at least greater than the Threshold Price; provided, further, that, in the case of any of an Early Lock-Up Expiration or an Early Lock-Up Expiration Extension, the Corporation shall announce through a major news service, or on a Form 8-K, the Early Lock-Up Expiration and the Early Lock-Up Expiration Date, or the Early Lock-Up Expiration Extension and the Extension Expiration Date, as the case may be, at least one full Trading Day prior to the opening of trading on the Early Lock-Up Expiration Date or the Extension Expiration Date, as applicable. For the avoidance of doubt, in the event that this Section 7.12(v) conflicts with the foregoing provisions, the Lock-Up Holders will be entitled to the earliest release date for the maximum number of Lock-Up Shares available.
(vi)   Notwithstanding the other provisions set forth in this Section 7.12, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.
(vii)   For purposes of this Section 7.12:
(a)   the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(b)   the term “Lock-up Period” means the period beginning on the closing date of the Boxed Transaction and ending at 8:00 am Eastern Time on the date that is 180 days after (and excluding) the Closing Date;
(c)   the term “Lock-up Shares” means the shares of common stock held by the Lock-up Holders immediately following the closing of the Boxed Transaction (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Boxed Transaction) and the Boxed Equity Award Shares; provided, that, for clarity, shares of common stock issued in connection with the PIPE Investment (as defined in the Merger Agreement) shall not constitute Lock-up Shares;
(d)   the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.12(ii);
(e)   the term “Trading Day” is a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and
(f)   the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase, or other disposition of or agreement to dispose of, directly or indirectly, or the establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
7.13   Registered Stockholders.
The Corporation:
(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and
(ii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
7.14   Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.
Article VIII — Notice
8.1   Delivery of Notice; Notice by Electronic Transmission.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.
Any notice given pursuant to the preceding paragraph shall be deemed given:
(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;
(ii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iii)   if by any other form of electronic transmission, when directed to the stockholder.
Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
Article IX — Indemnification
9.1   Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.
Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
9.2   Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.
Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
9.3   Authorization of Indemnification.
Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
9.4   Good Faith Defined.
For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.
9.5   Indemnification by a Court.
Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.
9.6   Expenses Payable in Advance.
Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.
9.7   Nonexclusivity of Indemnification and Advancement of Expenses.
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
9.8   Insurance.
The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.
9.9   Certain Definitions.
For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.
9.10   Survival of Indemnification and Advancement of Expenses.
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11   Limitation on Indemnification.
Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.
9.12   Indemnification of Employees and Agents.
The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.
9.13   Primacy of Indemnification.
Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.
Article X — Amendments
The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.
Article XI — Forum Selection
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine.
Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.
Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
Article XII — Definitions
As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).
An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.
[Remainder of page intentionally left blank.]

Annex D
FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among Giddy Inc., a Delaware corporation (the “Company”) (formerly known as Seven Oaks Acquisition Corp., a Delaware corporation), Seven Oaks Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Jones & Associates, Inc. (including any affiliates, “Jones”), certain former stockholders of Giddy Inc., a Delaware corporation (“Boxed”), identified on the signature pages hereto (such stockholders, the “Boxed Holders” and, collectively with the Sponsor, Jones, the Boxed Holders, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).
RECITALS
WHEREAS, the Company, the Sponsor and Jones are party to that certain Registration Rights Agreement, dated as of December 17, 2020 (the “Original RRA”);
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of June 13, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Blossom Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, Blossom Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company, and Boxed;
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Boxed Holders received shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company;
WHEREAS, on the date hereof, certain other investors (such other investors, collectively, the “Third Party Investors”) purchased (i) an aggregate of 3,250,000 shares of Common Stock and (ii) $87,500,000 principal amount of convertible notes in transactions exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of June 13, 2021, entered into by and between the Company and each of the Third Party Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is the Holder of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and
WHEREAS, the Company, the Sponsor and Jones desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder” shall have the meaning given in Section 5.10.
“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board”shall mean the Board of Directors of the Company.
“Boxed”shall have the meaning given in the Preamble hereto.
“Boxed Holders” shall have the meaning given in the Preamble hereto.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Demand” shall have the meaning given in Section 2.1.4.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Joinder” shall have the meaning given in Section 5.10.
“Jones” shall have the meaning given in the Recitals hereto.
“Lock-up Period” shall mean, with respect to the Sponsor, Jones, the Boxed Holders and their respective Permitted Transferees, the Lock-up Period as defined in the Bylaws of the Company.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.7.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7.12 of the Bylaws of the Company, as applied to the Sponsor and Jones pursuant to Section 5 of that certain Sponsor Support Agreement, dated as of June 13, 2021, by and among the Company, Boxed, the Sponsor, Jones and the other parties thereto (the “Sponsor Support Agreement”) and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Boxed Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7.12 of the Bylaws of the Company and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (c) with respect to Jones and its Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7.12 of the Bylaws of the Company, as applied to the Sponsor Shares pursuant to Section 5 of the Sponsor Support Agreement, and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is not prohibited from transferring such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (d) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is not prohibited from such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any Additional Holder Common Stock; and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred (other than to Permitted Transferees), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws;
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company; and
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration including the expenses of any special audits and/or “cold comfort” letters required by or incident to such performance and compliance.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“SEC Guidance” shall have the meaning given in Section 2.1.7.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the fifth (5th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to (i) convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf or (ii) file a Form S-3 Shelf, as the case may be, in each case, as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Additional Registrable Securities.   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the

Company, upon written request of the Sponsor or a Boxed Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Boxed Holders.
2.1.4   Requests for Underwritten Shelf Takedowns.   Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor or a Boxed Holder (in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with an anticipated gross proceeds reasonably expected to exceed, in the aggregate, at least $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor may demand not more than one (1) Underwritten Shelf Takedown and the other Boxed Holders may demand not more than one (1) Underwritten Shelf Takedown, in each case, pursuant to this Section 2.1.4 in any twelve (12) month period (such rights, in each such case, a “Demand”). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the Underwriter in an Underwritten Shelf Takedown, in good faith, advises the Demanding Holder in writing that marketing factors require a limitation of the dollar amount or number of shares to be underwritten, then the Demanding Holder shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting (such maximum number of such securities, the “Maximum Number of Securities”) shall be allocated among all participating Holders thereof, including the Demanding Holder, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor or the Boxed Holders, as applicable, may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if the Sponsor or the Boxed Holders, as applicable, elect to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such

Boxed Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.
2.1.7   New Registration Statement.   Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities to register a less amount of Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for holders of capital stock other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than (i) a registration relating solely to the sale of securities to participants in a Company stock or other benefit plan, (ii) a transaction covered by Rule 145 under the Securities Act, (iii) a registration in which the only stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered, (iv) for a dividend reinvestment plan or (v) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.
2.2.2   Reduction of Piggyback Registration.   If the total amount of securities, including Registrable Securities, requested by holders of Registrable Securities to be included in such offering exceeds the amount of securities sold other than by the Company that the Underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their reasonable discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders). For purposes of the preceding parenthetical concerning apportionment, for any selling security holder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and holders of capital stock of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling security holder,” and any pro-rata reduction with respect to such “selling security holder” shall be based upon the aggregate number of Registrable Securities owned by all entities and individuals included in such “selling security holder,” as defined in this sentence. For the avoidance of doubt, Piggyback Registration shall not be available where the Company proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act solely with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, to be issued by the Company on a primary basis.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with an anticipated aggregate offering price of, either (x) at least $50 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holder representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, the Demanding Holder initiates such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.4.5   A Holder may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement, which Registration Statement shall include a plan of distribution that includes any method of distribution that a Holder may reasonably request prior to the filing of such Registration Statement (including a distribution of Registrable Securities to its members, limited partners or stockholders), with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;
3.1.10   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, as applicable;
3.1.13   in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15   if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration; and
3.1.17   upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock restricting further transfer

(or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary representations and other documentation from such Holder as requested by the Company, its counsel or its transfer agent.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Registration Statement in Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is therefore essential to defer such filing, initial effectiveness or continued use at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.4.3   (a) During the period starting with the date ninety (90) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such requesting Holders are unable to obtain the commitment of Underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4 for not more than ninety (90) consecutive calendar days or more than one hundred twenty (120) total calendar days in each case during any twelve (12)-month period.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) caused by, resulting from, arising out of or based upon any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus or preliminary Prospectus in the light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by or on behalf of such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement, Prospectus or preliminary Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its officers, directors and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus or preliminary Prospectus in the light of the circumstances under which they were made, not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided,however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such

Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Giddy Inc., 451 Broadway, New York, NY 10013, Attention: General Counsel, Email: Legal@Boxed.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Boxed Holders, the Sponsor and Jones, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (w) each of the Boxed Holders shall be permitted to transfer its rights hereunder as such Boxed Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Boxed Holder (it being understood that no such transfer shall reduce any rights of such Boxed Holder or such transferees), (x) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more Permitted Transferees of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees), and (y) Jones shall be permitted to transfer its rights hereunder as Jones to one or more Permitted Transferees of Jones (it being understood that no such transfer shall reduce any rights of Jones or such transferees).
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.
5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
5.5   TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
5.6   Amendments and Modifications.   Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of a Holder so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.7   Other Registration Rights.   Other than (i) the Third Party Investors who have registration rights pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of December 17, 2020, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as any Boxed Holder and such Holder’s affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) under the Securities Act pursuant to which such grantee would have more favorable Demands or treatment than those granted to the Boxed Holders hereunder without the prior written consent of such Boxed Holder.

5.8   Term.   This Agreement shall terminate on the earlier of (a) the fifth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.10   Additional Holders; Joinder.   In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Holders of a majority of the total Registrable Securities (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.
5.11   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
5.12   Entire Agreement; Restatement.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
Giddy Inc.
a Delaware corporation
By:

Name:
[•]

Title:
[•]

HOLDERS:
Seven Oaks Sponsor LLC
a Delaware limited liability company
By:

Name:
Title:
By:

Name:
Title:
Jones & Associates, Inc.
a California corporation
By:

Name:
Title:

[Individual Boxed Stockholders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Giddy Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.
For purposes of this Joinder, “Excluded Sections” shall mean [        ].
Accordingly, the undersigned has executed and delivered this Joinder as of the day of            , 20  .

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
           , 20
[           ]
By:
Name:
Its:

Annex E
SPONSOR AGREEMENT
This SPONSOR AGREEMENT (this “Agreement”), dated as of June 13, 2021, is made by and among Seven Oaks Sponsor LLC, a Delaware limited liability company (“Seven Oaks Sponsor”), Jones & Associates, Inc., a Delaware corporation (including any affiliates, “Jones Sponsor” and, together with Seven Oaks Sponsor, “Sponsors”), Seven Oaks Acquisition Corp., a Delaware corporation (“Acquiror”), Giddy Inc., a Delaware corporation (the “Company”) and JonesTrading Institutional Services LLC (solely for purposes of Section 5) (“JonesTrading”). Sponsors, Acquiror and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
WHEREAS, as of the date hereof, Seven Oaks Sponsor is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,304,375 shares of Acquiror Common Stock and 5,587,500 Acquiror Warrants (the “Seven Oaks Sponsor Warrants”), all of which are Private Placement Warrants (the “Seven Oaks Sponsor Private Placement Warrants”);
WHEREAS, as of the date hereof, Jones Sponsor is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 1,164,375 shares of Acquiror Common Stock;
WHEREAS, Acquiror, the Company and certain other Persons party thereto entered into the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”); and
WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement concurrently therewith, pursuant to which, among other things, each Sponsor will (a) vote in favor of approval of the Merger Agreement and the transactions contemplated thereby and (b) agree to waive any adjustment to the conversion ratio set forth in the Acquiror Organizational Documents with respect to the Acquiror Class B Common Stock related to the issuance of Acquiror Class A Common Stock pursuant to the PIPE Investment.
NOW, THEREFORE, the Parties hereby agree as follows:
1.   Binding Effect of Merger Agreement.   Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 8.03 (Exclusivity) and 8.05 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.
2.   Registration Rights Agreement.   At the Closing, each Sponsor and the Director Holders (as defined therein) shall deliver to the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Company, Sponsors, certain of the Company’s stockholders or their respective Affiliates, as applicable, the Director Holders and the Investor Stockholders (as defined therein), in substantially the form attached as Exhibit C to the Merger Agreement.
3.   Agreement to Vote.   Each Sponsor hereby agrees that from the date hereof until the earlier of (a) the Closing, and (b) the valid termination of the Merger Agreement in accordance with Section 10 thereof or the termination of this Agreement, (i) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought (and appear at any such meeting, in person or by proxy, or otherwise cause all of such holder’s Subject Acquiror Equity Securities to be counted as present thereat for purposes of establishing a quorum), all of such Sponsor’s Acquiror Class B Common Stock (together with any other Equity Securities of Acquiror that such Sponsor holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Acquiror Equity Securities”) (A) in favor of the Acquiror Stockholder Matters, (B) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement and the Transactions), (C) against any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement or the Transactions, (D) against any change in the business of Acquiror or the Acquiror Board (other than in connection with the Required Transaction Proposals), and (E) against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Transactions, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of any Acquiror Party under the Merger Agreement, (3) result in any of the conditions set forth in Article 9 of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror, (ii) not to redeem, elect to redeem or tender or submit any of its Subject Acquiror Equity Securities for redemption in connection with the Merger Agreement or the Transactions, (iii) not to commit or agree to take any action inconsistent with the foregoing, (iv) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of December 17, 2020, by and among Acquiror, its officers, its directors and Sponsors (the “Voting Letter Agreement”), including the obligations of such Sponsor pursuant to Section 1 therein not to redeem any shares of Acquiror Common Stock owned by such Sponsor in connection with the Transactions, (v)not to modify or amend any Contract between or among such Sponsor and any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, related to the Transactions, including, for the avoidance of doubt, the Voting Letter Agreement, and (vi) to comply with the transfer restrictions set forth in the Voting Letter Agreement irrespective of any release or waiver thereof, as if such transfer restrictions remain in effect until the valid termination of the Merger Agreement in accordance with Section 10 thereof or the termination of this Agreement (regardless of any earlier termination of such transfer restrictions set forth in the Voting Letter Agreement).
4.   Vesting.
(a)   Each Sponsor agrees that, as of immediately prior to (but subject to) the Closing, thirty percent (30%) of the shares (the “Unvested Shares”) of Acquiror Class B Common Stock and the shares of Acquiror Class A Common Stock and Acquiror Common Stock issuable upon conversion of such Acquiror Class B Common Stock in connection with the Closing held by each Sponsor (and its Affiliates and Permitted Transferees (as such terms are defined in the Amended and Restated Registration Rights Agreement, dated as of the Closing Date, by and between the Company, Sponsor and the other parties thereto)) as of immediately prior to the Closing (the “Sponsor Shares”) shall be unvested and shall be subject to the vesting and forfeiture provisions set forth in this Section 4.
(b)   Seventy percent (70%) of the Sponsor Shares owned by the Sponsors (and their respective Affiliates and Permitted Transferees) as of the Closing shall be fully-vested (and shall not be subject to forfeiture) at the Closing.
(c)   Performance Vesting Shares.   The Unvested Shares owned by the Sponsors (and their respective Affiliates and Permitted Transferees) at Closing will be subject to the following vesting thresholds:
(i)   50% of the Unvested Shares owned by the Sponsors (or their respective Affiliates and Permitted Transferees) shall vest (and shall not be subject to forfeiture) upon the occurrence of Triggering Event I (the “$12 Sponsor Shares”). If Triggering Event I does not occur on or prior to the fifth (5th) anniversary of the Closing Date, the Sponsor Shares that were eligible to vest pursuant to this Section 4(c)(i) shall not vest, and shall be forfeited as provided in Section 4(c)(iii).
(ii)   50% of the Unvested Shares owned by the Sponsors (or their respective Affiliates and Permitted Transferees) shall vest (and shall not be subject to forfeiture) upon the occurrence of Triggering Event II (the “$14 Sponsor Shares”). If Triggering Event II does not occur on or prior to the fifth (5th) anniversary of the Closing Date, the Sponsor Shares that were eligible to vest pursuant to this Section 4(c)(ii) shall not vest, and shall be forfeited as provided in Section 4(c)(iii).
(iii)   Any unvested Sponsor Shares that are forfeited pursuant to Section 4(c)(i) through Section 4(c)(ii) shall be deemed transferred by the forfeiting holder to the Acquiror and shall be cancelled by Acquiror and cease to exist.

(iv)   Notwithstanding anything in this Agreement to the contrary, 100% of the $12 Sponsor Shares and $14 Sponsor Shares shall vest (and shall not be subject to forfeiture) upon a Company Sale consummated at a Company Sale Price that is equal to or greater than the redemption price payable to the Acquiror’s stockholders.
(d)   In the event that there is a Company Sale after the Closing but on or prior to the fifth (5th) anniversary of the Closing Date that will result in the holders of Acquiror Common Stock receiving a Company Sale Price in excess of the applicable price per share attributable to any Triggering Event, then immediately prior to the consummation of the Company Sale, any such Triggering Event that has not previously occurred shall be and the related vesting conditions shall also be deemed to have occurred and the holders of such Sponsor Shares shall be eligible to participate in such Company Sale. For avoidance of doubt, assuming no prior Triggering Events have occurred, to the extent the consideration in a Company Sale is cash: (i) if the Company Sale Price for acquisition of the Acquiror Common Stock is greater than $12.00 per share of Acquiror Common Stock but is equal to or less than $14.00 per share of Acquiror Common Stock, the $12 Sponsor Shares shall be deemed to have fully vested (and the $14 Sponsor Shares shall be deemed forfeited and shall be cancelled by Acquiror) and (ii) if the Company Sale Price for acquisition of the Acquiror Common Stock is greater than $14.00 per share of Acquiror Common Stock, the $12 Sponsor Shares and the $14 Sponsor Shares shall be deemed to have fully vested; provided, however, that if the Company Sale Price for acquisition of the Acquiror Common Stock is equal to or less than $12.00 per share of Acquiror Common Stock, then neither the $12 Sponsor Shares nor the $14 Sponsor Shares shall be deemed to have vested and all such $12 Sponsor Shares and the $14 Sponsor Shares shall be deemed forfeited and shall be cancelled by Acquiror. Notwithstanding anything to the contrary herein, (x) in the event of any merger, sale, consolidation, recapitalization, equity transfer, restructuring, reorganization or other similar business transaction that does not constitute a Company Sale, any remaining unvested Sponsor Shares shall not be forfeited, shall remain outstanding, and shall remain subject to the remaining applicable vesting triggering events set forth above in Section 4(c), and (y) to the extent the consideration in a Company Sale is publicly traded equity securities of the surviving company or one of its Affiliates, any remaining unvested Sponsor Shares (not otherwise vested pursuant to Section 4(c)) that are converted into such consideration shall remain subject to the remaining applicable vesting triggering events set forth herein.
(e)   Subject to the limitations contemplated herein, the Sponsors shall each have all of the rights of a stockholder of the Acquiror with respect to the Sponsor Shares, including the right to receive dividends and/or distributions made to the holders of Acquiror Common Stock and to voting rights generally granted to holders of Acquiror Common Stock; provided, however, that the unvested Sponsor Shares shall not entitle the holder thereof to consideration in connection with any sale or other transaction (other than pursuant to Section 4(d)) and may not otherwise be offered, sold, transferred, redeemed, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) by the Sponsors (other than to a Permitted Transferee), as the case may be, or be subject to execution, attachment or similar process, and shall bear a customary legend with respect to such transfer restrictions. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of such unvested Sponsor Shares shall be null and void. Upon the vesting of any Sponsor Shares in accordance with the terms herein, the Company shall promptly cause the removal of any such legend upon request by the holder thereof.
(f)   If, and as often as, there are any changes in the Acquiror or the Sponsor Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Acquiror, Acquiror’s successor or the surviving entity of such transaction and the Acquiror Warrants, each as so changed. The Sponsors will promptly inform the Company of any elections made by each Sponsor under Section 83(b) of the Code in connection with the Closing with respect to Sponsor Shares held by Sponsor.
(g)   Notwithstanding the provisions of Section 4(e), each Sponsor or their respective Permitted Transferees may transfer unvested Sponsor Shares to any Permitted Transferee.
(h)   For purposes of this Section 4:
(i)   “Company Sale” means (which, for the avoidance of doubt, shall not include the Transactions): (x) any transaction or series of related transactions that results in any Person or

“group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring Equity Securities that represent more than 50% of the total voting power of the then outstanding voting securities of Acquiror (or the equity interests of the surviving Person outstanding immediately after such transaction or transactions) or (y) a sale or disposition of all or substantially all of the assets of Acquiror and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of Acquiror (or any successor to Acquiror) immediately following the closing of such transaction (or series of related transactions) being beneficially owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the beneficial owners, respectively, of Equity Securities representing more than 50% of the total voting power of the then outstanding voting securities of Acquiror immediately prior to such transaction (or series of related transactions).
(i)   “Company Sale Price” means the price per share for Acquiror Common Stock in a Company Sale. If and to the extent the price paid per share includes any escrows, holdbacks, deferred purchase price, earnouts or other contingent consideration, the Acquiror Board shall determine the price paid per share of Acquiror Common Stock in such Company Sale in good faith, including the affirmative vote of the Director appointed by Seven Oaks Sponsor pursuant to Section 7.05(a)(i) of the Merger Agreement if he or she is then on the Acquiror Board. If and to the extent the price is payable in whole or in part with consideration other than cash, the price for such non-cash consideration shall be determined as follows: (x) with respect to any securities: (A) the average of the closing prices of the sales of the securities on all securities exchanges on which the securities may at the time be listed averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive business days prior to such day or (B) if the information in (A) is not practically available, the value of each such security shall be equal to the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm to be appointed with the mutual approval of Seven Oaks Sponsor and the Acquiror Board on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant and (y) with respect to any other non-cash assets, the fair value thereof as of the date of valuation as determined by an independent, nationally recognized investment banking firm to be appointed with the mutual approval of Seven Oaks Sponsor and the Acquiror Board on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant.
(ii)   “Earn Out Period” means the date that is five (5) years following the Closing Date.
(iii)   “Triggering Event I” means the date, prior to the expiration of the Earn Out Period, on which the Acquiror Common Stock’s last sale price on the Nasdaq as reported by Bloomberg is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date.
(iv)   “Triggering Event II” means the date, prior to the expiration of the Earn Out Period, on which the Acquiror Common Stock’s last sale price on the Nasdaq as reported by Bloomberg is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30)-trading day period commencing after the Closing Date.
(v)   If Triggering Event II occurs, then Triggering Event I shall also be deemed to have occurred.
5.   Lockup.   Sponsor hereby agrees that, from and after the First Effective Time, Section 7.12 of the Acquiror’s Bylaws (the form of which is attached as Exhibit B to the Merger Agreement) shall apply to the Sponsor Shares mutatis mutandis as though the Sponsor Shares are “Lock-up Shares” thereunder. Notwithstanding the foregoing, from and after the First Effective Time, any waiver, modification, amendment or repeal of Section 7.12 of the Acquiror’s Bylaws shall require the Sponsors’ written consent, solely in their respective capacities as stockholders of Acquiror; provided that such consent shall not be unreasonably withheld, conditioned or delayed; provided, further that Sponsor consent shall not be required for the release of stockholders from the Lock-up (as defined in the Acquiror’s Bylaws) who hold, in the aggregate, less than 1% of Acquiror’s total outstanding shares, with the Sponsor nevertheless receiving written notice of any such lock-up release prior thereto. All parties hereto acknowledge that the provisions set forth in this Section 5 shall supersede any conflict terms, including those set forth in the Voting Letter Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Sponsor may transfer up to 125,000 shares of Acquiror Class B Common Stock to parties participating in the PIPE Investment.
6.   Waiver of Anti-dilution Protection.   Each Sponsor hereby (a) irrevocably and unconditionally waives, subject to and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by Law and the Acquiror Organizational Documents and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections with respect to the rate that the Acquiror Class B Common Stock held by it converts into Acquiror Class A Common Stock pursuant to Section 4.3(b) of Acquiror’s Certificate of Incorporation or any other adjustment or anti-dilution protections that arise in connection with the issuance of Acquiror Class A Common Stock pursuant to the PIPE Investment.
7.   Additional Covenants of Sponsors.
(a)   No Transfer.   In addition to the restrictions on transfer set forth in the Voting Letter Agreement, during the period commencing on the date hereof and ending on the earlier to occur of (i) the First Effective Time and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.01 thereof (the earlier of (i) and (ii), the “Expiration Time”), each Sponsor, other than as may be required by a Governmental Order or other Law, agrees that it shall not, directly or indirectly (including through any entity deemed to be an “affiliate” under the Securities Act of 1933, as amended, or the Exchange Act), (i) sell, offer to sell, contract, or agree to sell, hypothecate, pledge, grant any option to purchase, place a lien on, transfer (including by operation of law), distribute, encumber or otherwise dispose of any of the Sponsor Shares or Seven Oaks Sponsor Warrants or enter into any contract, option or other agreement or undertaking to do any of the foregoing (collectively, a “Transfer”), (ii) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Sponsor Shares or Seven Oaks Sponsor Warrants, (iii) directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, within the meaning of Section 16 of the Exchange Act, with respect to any Sponsor Shares or Seven Oaks Sponsor Warrants, (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor Shares or Seven Oaks Sponsor Warrants, (v) publicly announce any intention to effect any transaction specified in clause (i), (ii), (iii) or (iv), or (vi) take any action that would have the effect of preventing or materially delaying the performance of such Sponsor’s obligations hereunder. Notwithstanding the foregoing, this shall not prohibit (A) the exchange of Private Placement Warrants pursuant to Section 7(c) hereof and (B) a Transfer of Sponsor Shares or Seven Oaks Sponsor Warrants to any partner, member or Affiliate of such Sponsor, provided that such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing, reasonably satisfactory in form and substance to Acquiror and the Company, to assume all of the obligations of such Sponsor with respect to such Transferred securities and to be bound by the terms of this Agreement.
(b)   New Securities.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (i) any shares of Acquiror Common Stock, Acquiror Warrants, or other equity securities of Acquiror are issued to a Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination, or exchange of shares of Acquiror Common Stock or Acquiror Warrants of, on, or affecting the shares of Acquiror Common Stock or Acquiror Warrants owned by such Sponsor or otherwise, (ii) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock, Acquiror Warrants or other equity securities of Acquiror after the date of this Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Agreement (such shares of Acquiror Common Stock, Acquiror Warrants, and other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the “Sponsor Shares”, “Seven Oaks Sponsor Warrants” or “Seven Oaks Sponsor Private Placement Warrants” owned by Seven Oaks Sponsor as of the date hereof.
(c)   Treatment of Warrants.   Prior to the Closing, Seven Oaks Sponsor and the Company shall discuss, in good faith, revisions to the terms of the Seven Oaks Sponsor Private Placement Warrants such that the Seven Oaks Sponsor Private Placement Warrants are treated as equity under the rules and guidelines of the SEC at and after the Closing; provided that any such revision of the Seven Oaks Sponsor Private Placement Warrants shall be acceptable to Seven Oaks Sponsor in its sole discretion; provided further that Seven Oaks Sponsor hereby agrees to amend the Seven Oaks Sponsor Private Placement Warrants to make them non-transferable (other than permitted transfers as long as the terms of the warrant do not change upon any such transfer) if such amendment would result in the Seven Oaks Sponsor Private Placement Warrants being treated as equity under the rules and guidelines of the SEC at and after the Closing. For purposes of the prior sentence, “non-transferable” shall mean that the Seven Oaks Sponsor Private Placement Warrants may not be sold, transferred or assigned, and “permitted transfers” shall include transfers to Affiliates or affiliated investment funds.
8.   Representations and Warranties.   Each Sponsor represents and warrants to Acquiror and the Company as follows:
(a)   Such Sponsor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s limited liability company or corporate powers, as applicable, and have been duly authorized by all necessary limited liability company or corporate actions on the part of such Sponsor, as applicable. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).
(b)   Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of Acquiror Common Stock or Acquiror Warrants, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror Organizational Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s shares of Acquiror Common Stock and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Agreement, and none of such Sponsor’s shares of Acquiror Common Stock or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c)   The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Sponsor or such Sponsor’s Subject Acquiror Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its obligations under this Agreement.

(d)   There are no Actions pending against such Sponsor or, to such Sponsor’s knowledge, threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its obligations under this Agreement.
(e)   Except as described on Schedule 5.07 to the Merger Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.
(f)   Except as set forth in the Acquiror’s final prospectus dated November 24, 2020 filed with the SEC, neither such Sponsor nor, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.
(g)   Such Sponsor understands and acknowledges that each of Acquiror and each Company Party is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement.
9.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the First Effective Time and (b)the valid termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 4 through 6 shall survive the termination of this Agreement pursuant to clause (a) of this Section 9, (iii) Sections 9 through 11 shall each survive the termination of this Agreement, and (iv) Sections 13 through 20 shall each survive the termination of this Agreement solely to the extent related to any surviving sections. For purposes of this Section 9, (A) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the actual knowledge (as opposed to constructive, imputed or implied knowledge) that the taking of such act or such failure to act will constitute or cause a breach of this Agreement and (B) “Fraud” means an act or omission by a Party, and requires: (I) a false or incorrect representation or warranty expressly set forth in this Agreement, (II) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (III) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (IV) another Party’s justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement is the cause of such Party entering into this Agreement, and (V) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
10.   No Recourse.   Each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any Acquiror Non-Party Affiliate, and (b) none of the Company Non-Party Affiliates or the Acquiror Non-Party Affiliates shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby. For the purpose of this Section 10, (i) “Acquiror Non-Party Affiliate” means (A) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either Acquiror or Sponsors and (B) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons referred to in the immediately preceding clause (i)(A) (other than, for the avoidance of doubt, Acquiror) and (ii) “Company Non-Party Affiliate” means (A) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any of its Subsidiaries (other than, for the avoidance of doubt, the Company or any of its Subsidiaries) or any family member of the foregoing Persons and (B) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons in the immediately preceding clause (ii)(A) (other than, for the avoidance of doubt, the Company or any of its Subsidiaries).
11.   Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary, (a) each Sponsor makes no agreement or understanding herein in any capacity other than in such Sponsor’s capacity as a record holder and beneficial owner of the Subject Acquiror Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction expressly permitted under the Merger Agreement by any representative of such Sponsor in such representative’s capacity as a member of the board of directors (or other similar governing body) of any Acquiror Party or as an officer, employee or fiduciary of any Acquiror Party or an Affiliate of Acquiror, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Acquiror Party.
12.   Further Assurances.   From time to time, at the Company’s request and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. Each Sponsor further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Company or the Company’s Affiliates or any of their respective successors and assigns challenging the transactions contemplated by this Agreement or the Merger Agreement.
13.   Third-Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
14.   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
15.   Jurisdiction; WAIVER OF JURY TRIAL.   Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 15. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
16.   Assignment.   No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.
17.   Amendment.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement.

18.   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
19.   Notices.   All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If prior to the Closing, to Acquiror or Seven Oaks Sponsor:
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022
Attention: Gary S. Matthews
Telephone: (917) 214-6371
E-mail: gary@sevenoaksacquisition.com
with a copy (which shall not constitute notice) to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Dominick DeChiara; Jason D. Osborn; David A. Sakowitz
Facsimile: 212-294-4700
Email: DDeChiara@winston.com; JOsborn@winston.com; DSakowitz@winston.com
If prior to the Closing, to Jones Sponsor or JonesTrading:
Jones & Associates, Inc.
c/o JonesTrading Institutional Services LLC
555 St. Charles Drive, Suite 200
Thousand Oaks, CA 91360
Attention: Burke Cooke, General Counsel
with a copy (which shall not constitute notice) to:
Ellenoff Grossman & Schole LLP
145 Avenue of the Americas
New York, NY 10105
Attention: Stuart Neuhauser
E-mail: sneuhauser@egsllp.com
If to the Company or, following the Closing, Acquiror or Sponsors:
Giddy Inc.
451 Broadway
New York, NY 10013
Attn: General Counsel
E-mail: legal@boxed.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
885 Third Avenue

New York, NY 10022
Attn: Justin Hamill, Chad Rolston
Email: justin.hamill@lw.com; chad.rolston@lw.com
or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.
20.   Captions; Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
21.   Entire Agreement.   This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist between the Parties except as expressly set forth or referenced herein.
[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.
SEVEN OAKS SPONSOR LLC
By:
/s/ Gary S. Matthews

Name:
Gary S. Matthews

Title:
Manager

SEVEN OAKS ACQUISITION CORP.
By:
/s/ Gary S. Matthews

Name:
Gary S. Matthews

Title:
Chief Executive Officer

[Signature Page to Sponsor Agreement]

JONES & ASSOCIATES, INC.
By:
/s/ Burke Cook

Name:
Burke Cook

Title:
Corporate Secretarey and General Counsel

JONESTRADING INSTITUTIONAL SERVICES LLC
solely for purposes of Section 5
By:
/s/ Burke Cook

Name:
Burke Cook

Title:
Corporate Secretarey and General Counsel

[Signature Page to Sponsor Agreement]

GIDDY INC.
By:
/s/ Chieh Huang

Name:
Chieh Huang

Title:
Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex F
BOXED, INC.
2021 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1   Administration.   The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award. The Administrator may institute and determine the terms and conditions of an Exchange Program.
3.2   Appointment of Committees.   To the extent Applicable Laws permit, the Board may delegate any or all of its powers as Administrator under the Plan to one or more Committees. The Board may abolish any Committee or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
STOCK AVAILABLE FOR AWARDS
4.1   Number of Shares.   Subject to adjustment under Article VII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares. As of the Effective Date, no further awards shall be granted under the Prior Plan.
4.2   Share Recycling.   If all or any part of an Award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.
4.3   Incentive Stock Option Limitations.   Notwithstanding anything to the contrary herein, no more than              Shares may be issued pursuant to the exercise of Incentive Stock Options.

F-1

4.4   Substitute Awards.   In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate in accordance with Applicable Laws. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.5   Non-Employee Director Compensation.   Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $500,000. The Administrator may make exceptions to this limit for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.
ARTICLE V.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
5.1   General.   The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at such Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.
5.2   Exercise Price.   The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right.

F-2

5.3   Duration.   Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, unless otherwise determined by the Administrator in accordance with Applicable Laws, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation unless the Administrator otherwise determines.
5.4   Exercise.   Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.
5.5   Payment Upon Exercise.   Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:
(a)   cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;
(b)   if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c)   to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;
(d)   to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;
(e)   to the extent permitted by the Administrator, delivery of any other property that the Administrator determines is good and valuable consideration; or
(f)   to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.
ARTICLE VI.
RESTRICTED STOCK; RESTRICTED STOCK UNITS
6.1   General.   The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.

F-3

6.2   Restricted Stock.
(a)   Dividends.   Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.
(b)   Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.
(c)   Section 83(b) Election.   If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.
6.3   Restricted Stock Units.
(a)   Settlement.   The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b)   Stockholder Rights.   A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
(c)   Dividend Equivalents.   If the Administrator provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.
ARTICLE VII.
OTHER STOCK OR CASH BASED AWARDS
7.1   Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS
8.1   Equity Restructuring.    In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VII, the Administrator will equitably adjust each outstanding Award as it deems

F-4

appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2   Corporate Transactions.   In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d)   To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;
(e)   To replace such Award with other rights or property selected by the Administrator; and/or
(f)   To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3   Administrative Stand Still.   In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.

F-5

8.4   General.   Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1   Transferability.   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2   Documentation.   Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3   Discretion.   Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4   Termination of Service; Change in Status.   The Administrator will determine, in its sole discretion, the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether a particular leave of absence constitutes a Termination of Service or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.
9.5   Withholding.   Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver

F-6

promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6   Amendment of Award.    The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6.
9.7   Conditions on Delivery of Stock.   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8   Acceleration.   The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9   Additional Terms of Incentive Stock Options.   The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees if requested by the Company to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a Fair Market Value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.
ARTICLE X.
MISCELLANEOUS
10.1   No Right to Employment or Other Status.   No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to

F-7

continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement.
10.2   No Rights as Stockholder; Certificates.   Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3   Effective Date and Term of Plan.   The Plan will become effective on the Effective Date and, unless earlier terminated by the Board, will remain in effect until the earlier of (i) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no Shares approved for issuance under the Plan remain available to be granted under new Awards or (ii) the tenth anniversary of the earlier of (A) the date the Board adopted the Plan or (B) the date the Company’s stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.
10.4   Amendment of Plan.   The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment in a manner disproportionate to other similarly-situated Awards without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Company will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws. Notwithstanding the foregoing, Exchange Programs are expressly permitted hereunder and the Committee may in its sole discretion, and without shareholder approval, institute any such Exchange Program.
10.5   Provisions for Foreign Participants.   The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.
10.6   Section 409A.
(a)   General.   The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.
(b)   Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made

F-8

only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Termination of Service of a Participant. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment,” Termination of Service or like terms means a “separation from service.”
(c)   Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7   Limitations on Liability.   Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8   Lock-Up Period.   The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9   Data Privacy.   As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such

F-9

Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 10.9. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10   Severability.   If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11   Governing Documents.   If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.
10.12   Governing Law.   The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13   Claw-back Provisions.   All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy as in effect from time to time, including any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder).
10.14   Titles and Headings.   The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15   Conformity to Securities Laws.   Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16   Relationship to Other Benefits.   No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.
10.17   Broker-Assisted Sales.   In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

F-10

ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1   “Administrator” means the Board or a Committee to the extent that the Board delegates its powers or authority under the Plan to such Committee.
11.2   “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.3   “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents or Other Stock or Cash Based Awards.
11.4   “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.5   “Board” means the Board of Directors of the Company.
11.6   “Cause” means (i) if a Participant is a party to a written employment, severance or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “cause” is defined (a “Relevant Agreement”), “cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) any material breach of the Participant of any material written agreement between the Participant and the Company and the Participant’s failure to cure such breach within 30 days after receiving written notice thereof; (B) any failure by the Participant to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) the Participant’s repeated and willful failure to follow reasonable and lawful instructions from the Board or Chief Executive Officer and the Participant’s failure to cure such condition within 30 days after receiving written notice thereof; (D) the Participant’s conviction of, or plea of guilty or nolo contendere to, any crime that results in, or is reasonably excepted to result in, material harm to the business or reputation of the Company; (E) the Participant’s commission of or participation in an act of fraud against the Company; (F) the Participant’s intentional material damage to the Company’s business, property or reputation; or (G) the Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company. For purposes of clarity, a termination without “Cause” does not include any termination that occurs as a result of the Participant’s death or disability. The determination as to whether a Participant’s service has been termination for Cause shall be made in good faith by the Company and shall be binding and final on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time, and the term “Company” will be interpreted to include any Subsidiary, parent, affiliate, or any successor thereto, if appropriate.
11.7   “Change in Control” means and includes each of the following:
(a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries, or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing

F-11

more than 50 % of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into or exchanged for voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of taxes under Section 409A to Service Provider, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.8   “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.9   “Committee” means one or more committees or subcommittees of the Board or otherwise consisting of one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

F-12

11.10   “Common Stock” means the class A common stock, par value $0.0001 per share, of the Company.
11.11   “Company” means Boxed, Inc., a Delaware corporation, or any successor.
11.12   “Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.
11.13   “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.14   “Director” means a Board member.
11.15   “Disability” means “disability” within the meaning of Section 22(e)(3) of the Code.
11.16   “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.17   “Effective Date” means the date on which the transactions contemplated by that certain Agreement and Plan of Merger, by and among Seven Oaks Acquisition Corp., Blossom Merger Sub Inc., Blossom Merger Sub II, LLC and Giddy Inc., dated as of June 13, 2021 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.
11.18   “Employee” means any employee of the Company or any of its Subsidiaries.
11.19   “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
11.20   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
11.21   “Exchange Program” means a program (i) under which (A) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher or lower exercise prices and different terms), Awards of a different type, and/or cash, (B) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Committee, (C) the exercise price of an outstanding Award is reduced or increased or (ii) which otherwise constitutes a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted. The Committee will determine the terms and conditions of any Exchange Program in its sole discretion.
11.22   “Fair Market Value” means, as of any date, the value of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) in any case the Administrator may determine the Fair Market Value in its discretion to the extent such determination does not constitute a “material revision” to the Plan under applicable stock exchange or stock market rules and regulations (or otherwise require stockholder approval).

F-13

11.23   “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.24   “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.25   “Non-Qualified Stock Option” means an Option not intended or not qualifying as an Incentive Stock Option.
11.26   “Option” means an option to purchase Shares.
11.27   “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.
11.28   “Overall Share Limit” means the sum of (i)              Shares; and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board.
11.29   “Participant” means a Service Provider who has been granted an Award.
11.30   “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the Board or Committee whether or not listed herein, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or

F-14

repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.
11.31   “Plan” means this Boxed, Inc. 2021 Incentive Award Plan, as may be amended from time to time.
11.32   “Prior Plan” means the Giddy Inc. 2013 Equity Incentive Plan, as amended.
11.33   “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.34   “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one or more Shares or an amount in cash or other consideration determined by the Administrator to be of equal value of such Shares as of such settlement date, subject to certain vesting conditions and other restrictions.
11.35   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
11.36   “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.37   “Securities Act” means the Securities Act of 1933, as amended.
11.38   “Service Provider” means an Employee, Consultant or Director.
11.39   “Shares” means shares of Common Stock.
11.40   “Stock Appreciation Right” means a stock appreciation right granted under Article V.
11.41   “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
11.42   “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.43   “Termination of Service” means the date the Participant ceases to be a Service Provider.
* * * * *

F-15

Annex G
BOXED, INC.
2021 EMPLOYEE STOCK PURCHASE PLAN
ARTICLE I.
PURPOSE
The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.
The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.
For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.
ARTICLE II.
DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.
2.1   “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI.
2.2   “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.
2.3   “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.
2.4   “Board” means the Board of Directors of the Company.
2.5   “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
2.6   “Common Stock” means common stock of the Company and such other securities of the Company that may be substituted therefore.
2.7   “Company” means Boxed, Inc., a Delaware corporation, or any successor.

2.8   “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation or wages received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, income received in connection with any compensatory equity awards, fringe benefits and other special payments.
2.9   “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.
2.10   “Effective Date” means the date on which the transactions contemplated by that certain Transaction Agreement, by and among Seven Oaks Acquisition Corp., Blossom Merger Sub Inc., Blossom Merger Sub II, LLC and Giddy Inc., dated as of June 13, 2021 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.
2.11   “Eligible Employee” means:
(a)   an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.
(b)   Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).
(c)   Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.
2.12   “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.
2.13   “Enrollment Date” means the first Trading Day of each Offering Period.
2.14   “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.
2.15   “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.16   “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).
2.17   “Offering Document” has the meaning given to such term in Section 4.1.
2.18   “Offering Period” has the meaning given to such term in Section 4.1.
2.19   “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
2.20   “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.
2.21   “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.
2.22   “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.
2.23   “Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.
2.24   “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Administrator in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.
2.25   “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.
2.26   “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.
2.27   “Securities Act” means the U.S. Securities Act of 1933, as amended.
2.28   “Share” means a share of Common Stock.
2.29   “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.
2.30   “Trading Day” means a day on which national stock exchanges in the United States are open for trading.
2.31   “Treas. Reg.” means U.S. Department of the Treasury regulations.
ARTICLE III.
SHARES SUBJECT TO THE PLAN
3.1   Number of Shares.   Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be           Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) one percent (1.0%) of the aggregate number of shares of Common Stock of the Company outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of           Shares, subject to Article VIII.
3.2   Shares Distributed.   Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.
ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES
4.1   Offering Periods.   The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.
4.2   Offering Documents.   Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):
(a)   the length of the Offering Period, which period shall not exceed twenty-seven months;
(b)   the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be        Shares; and
(c)   such other provisions as the Administrator determines are appropriate, subject to the Plan.
ARTICLE V.
ELIGIBILITY AND PARTICIPATION
5.1   Eligibility.   Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.
5.2   Enrollment in Plan.
(a)   Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.
(b)   Each subscription agreement shall designate either (i) a whole percentage of such Eligible Employee’s Compensation or (ii) a fixed dollar amount, in either case, to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. In either event, the designated percentage or fixed dollar amount may not be less than one percent (1%) and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be twenty percent (20%) in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.
(c)   A Participant may increase or decrease the percentage of Compensation or the fixed dollar amount designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.
(d)    Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3   Payroll Deductions.   Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.
5.4   Effect of Enrollment.   A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.
5.5   Limitation on Purchase of Shares.   An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.
5.6   Suspension of Payroll Deductions.   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.
5.7   Foreign Employees.   In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.
5.8   Leave of Absence.   During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS
6.1   Grant of Rights.   On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.
6.2   Exercise of Rights.   On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.
6.3   Pro Rata Allocation of Shares.   If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.
6.4   Withholding.   At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s Compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.
6.5   Conditions to Issuance of Shares.   The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.
ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY
7.1   Withdrawal.   A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.
7.2   Future Participation.   A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.
7.3   Cessation of Eligibility.   Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.
ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES
8.1   Changes in Capitalization.   Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.
8.2   Other Adjustments.   Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation, any change in control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:
(a)   To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;
(b)   To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a Parent or Subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;
(c)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;
(d)   To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and
(e)   To provide that all outstanding rights shall terminate without being exercised.
8.3   No Adjustment Under Certain Circumstances.   Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.
8.4   No Other Rights.   Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.
ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION
9.1   Amendment, Modification and Termination.   The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.
9.2   Certain Changes to Plan.   Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, add or revise Offering Period share limits, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.
9.3   Actions In the Event of Unfavorable Financial Accounting Consequences.   In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:
(a)   altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;
(b)   shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and
(c)   allocating Shares.
Such modifications or amendments shall not require stockholder approval or the consent of any Participant.
9.4   Payments Upon Termination of Plan.   Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.
ARTICLE X.
TERM OF PLAN
The Plan shall become effective on the Effective Date. The effectiveness of the Section 423 Component of the Plan shall be subject to approval of the Plan by the Company’s stockholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Section 423 Component of the Plan prior to such stockholder approval. The Plan shall remain in effect until terminated under Section 9.1. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.
ARTICLE XI.
ADMINISTRATION
11.1   Administrator.   Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2   Authority of Administrator.   The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:
(a)   To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).
(b)   To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.
(c)   To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.
(d)   To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.
(e)   To amend, suspend or terminate the Plan as provided in Article IX.
(f)   Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
(g)   The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.
11.3   Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.
ARTICLE XII.
MISCELLANEOUS
12.1   Restriction upon Assignment.   A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.
12.2   Rights as a Stockholder.   With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.
12.3   Interest.   No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.
12.4   Designation of Beneficiary.
(a)   A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.
(b)   Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
12.5   Notices.   All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
12.6   Equal Rights and Privileges.   Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.
12.7   Use of Funds.   All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.
12.8   No Employment Rights.   Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.
12.9   Notice of Disposition of Shares.   Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.
12.10   Section 409A of the Code.   The Plan is exempt from the application of Section 409A of the Code and any ambiguities herein will be interpreted to so be exempt from Section 409A of the Code. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that the grant of a right to purchase Shares under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause a grant of a right to purchase Shares under the Plan to be subject to Code Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding grant of a right to purchase Shares granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding or future right to purchase Shares that may be granted under the Plan from or to allow any such grants to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Administrator would not violate Code Section 409A. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if any right to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that any right to purchase Common Stock under the Plan is compliant with Section 409A of the Code.
12.11   Governing Law.   The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Delaware, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
12.12   Electronic Forms.   To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.
* * * * *

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, Seven Oaks’ charter provides that a director will not be personally liable to Seven Oaks or Seven Oaks’ stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Seven Oaks or Seven Oaks’ stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Seven Oaks’ charter provides that Seven Oaks will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
Seven Oaks has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Seven Oaks to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Seven Oaks, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
New Boxed’s certificate of incorporation will provide for indemnification of New Boxed’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Boxed’s bylaws will provide for indemnification of New Boxed’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the consummation of the Business Combination, New Boxed will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Boxed, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.
Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:
Exhibit	Description
2.1#**	Agreement and Plan of Merger, dated as of June 13, 2021, by and among Seven Oaks Acquisition Corp., Blossom Merger Sub Inc., Blossom Merger Sub II, LLC, and Giddy Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).
3.1**
Amended and Restated Certificate of Incorporation (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-39817), filed with the SEC on December 23, 2020).

3.2**	Bylaws (Incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-l (File No. 333-251062), filed with the SEC on December 11, 2020).
3.3**	Form of New Boxed Charter (included as Annex B to this proxy statement/prospectus).
3.4**	Form of New Boxed Bylaws (included as Annex C to this proxy statement/prospectus).
4.1*	Specimen Class A Common Stock Certificate.
4.2**
Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, dated as of December 17, 2020 (Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-39817), filed with the SEC on December 23, 2020).

4.3*	Form of Indenture pursuant to Convertible Note Subscription Agreement.
4.4*	Form of 7.00% Convertible Senior Notes due 2026 (included in Exhibit 4.3).
5.1*	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.
8.1*	Opinion of Latham & Watkins LLP regarding certain U.S. federal income tax matters.
10.1**	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.2**	Form of Management Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.3**	Form of Convertible Note Subscription Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.4**	Sponsor Agreement, dated as of June 13, 2021, by and among Seven Oaks Sponsor LLC, Giddy Inc., JonesTrading Institutional Services LLC, and Jones & Associates, Inc (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.5**
Employment Term Sheet, dated as of June 11, 2021, by and between Seven Oaks Acquisition Corp. and Chieh Huang (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed with the SEC on June 14, 2021).

10.6**	Offer Letter, dated as of December 9, 2019, by and between Giddy Inc. and Alison Weick.
10.7**	Form of Boxed, Inc. 2021 Incentive Award Plan (included as Annex F to this proxy statement/prospectus).
10.8**	Form of Boxed, Inc. 2021 Employee Stock Purchase Plan (included as Annex G to this proxy statement/prospectus).
10.9**	Form of Giddy Inc. 2013 Equity Incentive Plan.
10.9(a)**	Form of Giddy Inc. Stock Option Grant Notice under the 2013 Equity Incentive Plan.
10.9(b)**	Form of Restricted Stock Purchase Agreement Award Notice under the 2013 Equity Incentive Plan.
10.10‡**	Boxed Platform Development and Services Agreement, dated as of February 12, 2021, by and between Ashbrook Commerce Solutions LLC (d/b/a Boxed) and AEON Integrated Business

Exhibit	Description
Services Co., Ltd.
10.11*	Form of Indemnification Agreement.
10.12**	Form of Amended and Restated Registration Rights Agreement (included as Annex D to this proxy statement/prospectus).
10.13‡**	Offer Letter, dated as of March 7, 2016, by and between Giddy Inc. and Aaron Mathew Singer.
10.14#‡**	Credit Agreement, dated as of August 4, 2021, among Giddy Inc., as Borrower, the Lenders party thereto and Alter Domus (US) LLC, as Administrative Agent.
23.1	Consent of Marcum LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1 hereto).
24.1**	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1*	Form of Preliminary Proxy Card.
99.2**	Consent of Chieh Huang to be named as a director.
99.3**	Consent of Yuki Habu to be named as a director.
99.4**	Consent of Andrew Pearson to be named as a director.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

#
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*
To be filed by amendment.

**
Previously filed.

‡
Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

Item 22.
Undertakings.

The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of September, 2021.
Seven Oaks Acquisition Corp.
By:	/s/ Gary Matthews
Name:	Gary Matthews
Title:	Chief Executive Officer and Director
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following person in the capacities and on the dates indicated.
Name	Title	Date
/s/ Gary Matthews Gary Matthews	Chief Executive Officer and Director (Principal Executive Officer)	September 28, 2021
* Andrew Pearson	Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2021
* Mark Hauser	Director	September 28, 2021
* Eileen Serra	Director	September 28, 2021
* Regynald Washington	Director	September 28, 2021
* Heidi Manna	Director	September 28, 2021
*By: /s/ Gary Matthews Gary Matthews Attorney-in-Fact